Form 20-F
period 2020-06-30
E-Home Household Service Holdings Ltd
filed 2020-11-16
CIK 1769768

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

Commission file number: 333-233468

E-Home Household Service Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

+86-591-87590668

(Address of Principal Executive Offices)

Mr. Wenshan Xie, Chairman and Chief Executive Officer

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China
Tel: +86-591-87590668

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Shares, par value $0.0001 per share*	EJH*	NASDAQ Capital Market*

*The Issuer has applied to list its ordinary shares on the Nasdaq Capital Market under the symbol “EJH” and the application is pending.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Ordinary Shares, par value $0.0001 per share

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (June 30, 2020): There were 28,000,000 shares of the registrant’s Ordinary Shares outstanding, par value $0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting ☐	Other ☐
Standards as issued by the International
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

 Annual Report on Form 20-F

 Year Ended June 30, 2020

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“we,” “us,” “our” or “our company,” are to the combined business of E-Home Household Service Holdings Limited and its consolidated subsidiaries and VIEs;

●	“E-Home WFOE” are to E-Home Household Service Technology Co., Ltd., a limited liability company established under the laws of the PRC as a wholly foreign owned enterprise;

●	“E-Home Pingtan” are to Pingtan Comprehensive Experimental Area E Home Service Co., Ltd., a limited liability company established under the laws of the PRC;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Fuzhou Bangchang” are to Fuzhou Bangchang Technology Co. Ltd., a limited liability company established under the laws of the PRC;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Renminbi” and “RMB” are to the legal currency of China;

●	“SEC” are to the Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended; and

●	“U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States.

Our reporting currency is U.S. dollar and our functional currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On November 6, 2020, the noon buying rate for RMB was RMB6.6080 to US$1.00, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

We have filed a registration statement on Form F-1 (Registration No. 333-233468) (the “Registration Statement”) for an initial public offering of our ordinary shares, par value $0.0001 per share. The Registration Statement was declared effective on March 30, 2020. In connection with the initial public officering, we have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “EJH.” As of the date of this annual report, we have not completed the initial public offering and our ordinary shares are not yet trading on the Nasdaq Capital Market. This annual report on Form 20-F shall not constitute an offer to sell or the solicitation of an offer to buy our ordinary shares, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that third parties hold proprietary rights that preclude us from marketing our products, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this annual report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement of income data for the fiscal years ended June 30, 2020, 2019 and 2018, and the selected consolidated balance sheet data as of June 30, 2020 and 2019 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statement of income data for the fiscal year ended June 30,2017, and the selected consolidated balance sheet data as of June 30, 2018 and 2017 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Years Ended June 30,
Statements of Income Data	2017	2018	2019	2020
Total revenues	35,583,691	45,810,222	51,149,326	46,200,949
Total operating expenses	24,895,540	5,774,632	5,656,483	8,629,195
Income from operations	10,688,151	12,989,228	13,721,517	7,470,682
Total other income (expenses)	21,103	(48,248)	15,990	75,901
Income before income taxes	10,709,254	12,940,980	13,737,507	7,546,58
Income tax expense	(2,659,926)	(3,248,636)	(3,565,146)	(1,898,575)
Net income	8,049,328	9,692,344	10,172,361	5,648,008
Net income (loss) attribute to non-controlling interests	-	11,137	(61,414)	(1,443)
Net income attributable to shareholders	8,049,328	9,681,207	10,233,775	5,649,451

	As of June 30,
Balance Sheet Data	2017	2018	2019	2020
Cash and cash equivalents	$6,970,547	$14,104,098	$23,229,372	$25,022,199
Current assets	11,219,663	18,670,394	25,407,391	28,700,552
Total assets	11,688,222	26,693,119	37,254,104	40,949,191
Current liabilities	3,658,159	4,111,017	5,453,793	4,645,875
Total liabilities	$3,658,159	$7,971,172	$9,089,144	$8,220,866
Shareholders’ equity	$8,030,063	$18,721,947	$28,164,960	$32,728,325
Total liabilities and shareholders’ equity	$11,688,222	$26,693,119	$37,254,104	$40,949,191

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our ordinary shares involves a high degree of risk and our ordinary shares should be purchased only by persons who can afford to lose the entire amount invested. Before purchasing any of our shares, you should carefully consider the following factors relating to our business and prospects. You should pay particular attention to the fact that we conduct all of our operations in China and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in the U.S. and other countries. If any of the following risks actually occurs, our business, financial condition or operating results will suffer, the value of our shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Performance issues or an inability to provide good customer service could adversely affect our business and harm our reputation.

The success of our business hinges on our ability to provide quality performance and good customer service, which in turn depends on a variety of factors. These factors include our ability to continue to offer our services at competitive prices, offer services that respond to evolving customer tastes and demands, maintain the quality of our services, provide timely and reliable delivery of our services, flexible payment options and good customer service following the provision of our services. If our services are not delivered on time, customers may refuse to accept delivery. Any failure for our service providers to provide good customer service may negatively impact the experience of our customers, damage our reputation and cause us to lose customers. If our customer service representatives, sales representatives or service providers fail to provide satisfactory service, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

We aim to provide customers with a good customer service experience, including by providing our customers with access to a full suite of services conveniently through our online platform. In addition, we seek to engage with our customers on an ongoing basis using online and offline channels. We cannot assure you that our services or our efforts to engage with our customers using both our online and offline channels will be successful, which could impact our revenue as well as our customer satisfaction and marketing. If we are unable to provide quality performance or good customer service, our business and reputation may be materially and adversely impacted.

If we fail to retain existing or attract new customers or service providers, our business, financial condition and prospects may be materially and adversely affected.

If we fail to retain existing or attract new customers, or if we fail to retain quality existing or attract new service providers, our business, financial condition and prospects may be materially and adversely affected. The success of our business depends on our ability to attract and retain new customers to use our online platform and pay for our services, and to offer attractive services to our customers. If we are unable to grow and maintain a healthy ecosystem of customers or service providers, our customers may find our online platform less useful than expected and may not continue to use our services. This in turn may affect our ability to attract new customers and convince existing customers to request future services or increase their level of spending on our services.

We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and suffer losses.

The PRC home appliance and housekeeping services industries are highly competitive and we compete with a number of other companies that provide similar services. Our ability to compete successfully and to manage our planned growth will depend primarily upon our ability to:

●	maintain the continuity in our management and key personnel;

●	maintain our professional sales force;

●	react to competitive services, pricing pressures and pricing promotions;

●	improve the strength of our brand, brand awareness and reputation;

●	maintain customer satisfaction;
●	maintain the quality and speed of our service;

●	increase the productivity of our customer service personnel and service providers;

●	effectively market and sell our services;

●	expand our service provider network and referrals;

●	acquire and maintain new customers and services;

●	respond to service requests in a timely fashion;

●	expand our geographic segments and service provider network;

●	pursue selective acquisitions;

●	develop and improve our operational, financial and management controls; and

●	develop and improve our information reporting systems and procedures.

We compete in residential and commercial services industries, focusing on home appliance installation and maintenance, home-moving, home cleaning, nanny, maternity matron, senior care and smart community services, as well as sales of smart home supplementary merchandise. We compete with many other companies in the sale of our services. Many of our competitors have greater financial, technical, product development, marketing and other resources than we do. These organizations may be better known than we are and may have more customers or users than we do. We cannot provide assurance that we will be able to compete successfully against these organizations, which may lead to lower customer satisfaction, decreased demand for our services, loss of market share or reduction of operating profits.

We may not be able to effectively manage our growth and expansion or implement our business strategies, in which case our business and results of operations may be materially and adversely affected.

Our growth depends significantly on the growth of the Chinese economy which has recently slowed and industry demand and our ability to:

●	expand our service offerings and diversify our customer base;

●	source sufficient levels of service providers to meet additional or existing customer needs;

●	successfully address competition challenges;

●	hire, train and retain a sufficient number of qualified personnel to manage growth and operations;

●	successfully maintain and develop relationships with strategic partners;

●	improve and expand our website, WeChat platform and mobile application in an increasingly competitive environment;

●	drive traffic to our online platform through our planned expenditures and convert such traffic to sales efficiently and effectively;

●	respond to changes in government policies that may impose restrictions on our business, including privacy or other consumer protection laws;

●	keep up with changes in technology; and

●	successfully integrate our strategic acquisitions and investments.

This growth, if it occurs, will place increased demands on our management, operational and administrative resources. These increased demands and operating complexities could cause us to operate our business less effectively, which, in turn, could cause a deterioration in our financial performance and negatively impact our growth. Any planned growth will also require that we continually monitor and upgrade our management information and other systems, as well as our infrastructure.

There can be no assurance that we will be able to grow our business and achieve our goals. Even if we succeed in establishing new strategic partnerships, and further expand our geographic footprint, we cannot assure that we will achieve planned revenue or profitability levels in the time periods estimated by us, or at all. If any of these initiatives fails to achieve or is unable to sustain acceptable revenue and profitability levels, we may incur significant costs.

Any damage to our reputation or our brand or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Developing, maintaining and expanding our reputation and brand with customers, service providers and others is critical to our success. Our brand may suffer if our marketing plans or goals are unsuccessful. The importance of our brand and demand for our services may decrease if competitors offer services with benefits similar to or as effective as our services and at lower costs to customers. Although we maintain procedures to ensure the quality of our services, we may be unable to detect or prevent customer service issues that arise at the time our services are being provided to customers. If any of our service providers cause injury to property or persons, we may incur material expenses for damages, and also may be subject to liability claims, which could damage our reputation and brand substantially.

If we are unable to conduct marketing activities cost-effectively, or if our customer acquisition costs increase or costs associated with serving our customers increase, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of advertising and brand promotion initiatives designed to enhance our brand recognition, acquire new customers and increase sales of our services. We incurred $7,514,211, $4,101,960 and $5,008,263 of sales and marketing expenses in fiscal years ended June 30, 2020, 2019 and 2018, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing customers, primarily through advertising and brand promotion initiatives. We market our brand and services through multiple channels, both online and offline. Online marketing is mainly done through WeChat events. Offline services are mainly promoted by clients from communities, institutions, training agencies and firms through peer-to-peer marketing. We also aim to deliver premium services to garner strong word-of-mouth referrals and enhance our brand recognition.

Our decisions regarding investments in customer acquisition are based upon our analysis of the revenue we have historically generated per customer over the expected lifetime value of the customer. Our analysis of the revenue that we expect a customer to generate over his or her lifetime depends upon several estimates and assumptions, including the demographic groups of the customers, whether a customer will make a second service order, whether a customer will make multiple service orders in a month, average sales per order and the predictability of a customer’s purchase pattern. Our experience in markets or customer demographic groups in which we presently have low penetration rates may differ from our more established markets.

Our brand promotion and marketing activities may not be as effective as we anticipate. If our estimates and assumptions regarding the revenue we can generate from customers prove incorrect, or if the revenue generated from new customers differs significantly from that of existing customers, we may be unable to recover our customer acquisition costs or generate profits from our investment in acquiring new customers. Moreover, if our customer acquisition costs or other operating costs increase, the return on our investment may be lower than we anticipate irrespective of the revenue generated from new customers. If we cannot generate profits from this investment, we may need to alter our growth strategy, and our growth rate and results of operations may be harmed. In addition, marketing approaches and tools in the household services market in China are evolving, which require us to keep pace with industry developments and changing preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenue to decline and negatively impact our profitability, if any.

If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

Our success heavily depends upon the continued services of our senior management. In particular, we rely on the expertise and experience of Wenshan Xie, our Chief Executive Officer, Qun Wei, our Chief Financial Officer, Chenan Yang, our Chief Marketing Officer and Yang Chen, our Chief Technology Officer, as well as other officers. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, service providers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

In addition, while we formulate the overall business strategy at our headquarters, we also give latitude to our subsidiaries to manage the daily operations. We cannot assure you that communications between the senior management team and the local management teams will always be effective, or the executions at the local levels will always have the results that the senior management team expects.

If we are unable to attract, recruit, train, develop and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay, halt or reduce the sales of our services. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in our development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our present and future employees or independent contractors may be employed by third parties and may have commitments under contracts with third parties that may limit their availability to us.

Future strategic alliances or acquisitions may have a material and adverse effect on your business, reputation and results of operations.

We may in the future enter into strategic alliances with various third parties to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. In addition, to the extent the strategic partner suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties, and we may have little ability to control or monitor their actions. In addition, although we have no current acquisition plans, if we are presented with appropriate opportunities, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business, including businesses that are owned or controlled by directors, officers, shareholders or their affiliates.

Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Furthermore, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. We may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay.

Our expansion into new services, technologies and geographic regions may expose us to new challenges and more competitive risks.

We may have limited or no experience in our newer market segments, such as senior care services, and our customers may not adopt our new service offerings. These service offerings may present new and difficult technology challenges, and we may be subject to claims if customers of these service offerings experience quality issues or other issues. In addition, profitability, if any, in our newer activities may be lower than in our older activities, and we may not be successful enough in these newer activities to recoup our investments in them. If any of this were to occur, it could damage our reputation, limit our growth, and negatively affect our operating results.

Our business could be adversely affected if our customers are not satisfied with the services provided by our service providers.

Our business depends on our ability to satisfy our customers, use and functionality of our online platform, and the services that are performed by our customer service representatives and service providers. Services may be performed by our own staff, by a third party, or by a combination of the two. Our strategy is to work with third parties to increase the breadth of capability of services through extensive training programs for delivery of these services to our customers, and third parties provide almost all of our on-site services. If customers are not satisfied with the quality of services performed by us or a third party or with the type of professional services delivered, then we could incur additional costs to address the situation and the dissatisfaction with our services could damage our ability to expand our service offerings. We must also align our service offerings and service provider operations in order to ensure that customers’ evolving needs are met. Negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

Interruptions or delays in service from our outside service providers could impair the delivery of our services and harm our business and reputation.

We depend upon outside service providers to provide almost all of the on-site services to our customers. The occurrence of unanticipated problems with these third-party service providers could result in unanticipated interruptions in the delivery of our services. Any significant loss in our ability to communicate or any impediments to third-party service providers’ ability to provide services to our customers could result in a disruption to our business. This, in turn, could lead to substantial liability to our customers, customer dissatisfaction, loss of revenue and a material adverse effect on our business, our operating results and financial condition.

Non-payment by our end customers or service providers could adversely affect our revenues and profitability if we experience difficulties in collecting our receivables.

As a provider of home appliance services and housekeeping services, we depend upon the services provided by service providers to end customers and the collection of receivables from these customers.  When our end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay.  After the service is rendered, our service provider will facilitate the collection of any unpaid balance of service fee from the end customer.  Our customers are normally asked to pay such balance through WeChat Pay or Alipay to our accounts so that we receive the payments immediately. If the customer does not have WeChat or Alipay accounts, our service providers will accept cash payments from them. The service providers will then have thirty days to wire the payments to the bank accounts designated by us according to the agreement that we entered into with them. If the end customer refuses to pay, we will communicate directly with the end customer.  Depending on the reasons for non-payment, we may either request the service provider to fix the service problems or request the ender customer to pay.  If the end user continues to fail to pay after a satisfactory service is provided and the service provider is unable to collect payment from the end customer, the service provider has no obligation to pay us, nor are we obligated to pay the service provider.  We are also at risk in the event that the service provider collects cash from the end customers and does not remit it to us. We will treat the failure of payment by the end customer as a bad debt.   While we have not experienced collection problems from end customers or service providers in the past, we may incur significant write-offs if a significant number of our end customers fail to pay their outstanding balances or our service providers fail to remit the cash to us, which could adversely affect our revenues and profitability.

If we are not able to develop enhancements and new features to our existing services or acceptable new services that keep pace with technological developments, our business will be harmed.

If we are unable to develop enhancements to and new features for our existing services or acceptable new services that keep pace with rapid technological developments, our business will be harmed. The success of enhancements, new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature. Failure in this regard may significantly impair our revenue growth. In addition, because our services are designed to be accessible on a variety of network hardware and software platforms using a standard browser, we will need to continuously modify and enhance our services to keep pace with changes in internet-related hardware, software, communication, browser and database technologies. We may not be successful in either developing these modifications and enhancements or in timely bringing them to market. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our service to operate effectively with future network platforms and technologies could reduce the demand for our services, result in customer dissatisfaction and harm our business.

Any change, disruption, discontinuity in the features and functions of our online platform, including our failure to enhance and upgrade when needed, can be disruptive and may negatively impact our revenue.

Defects or disruptions in our hosted software, including our website, mobile application, or WeChat platform, could result in service disruptions for our customers. Our network performance and service levels could be disrupted by numerous events, including natural disasters and power losses. We might inadvertently operate or misuse the system in ways that could cause a service disruption for some or all of our customers. We might have insufficient redundancy or server capacity to address any such disruption, which could result in interruptions in our services or degradation of our service levels. Our customers might use our hosted software in ways that cause a service disruption for other customers. These defects or disruptions could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones, either of which could have a material adverse effect on our results of operations and cash flow.

In addition, as we continue to increase the number of customers and users on our platform, we will need to increase the capacity of our infrastructure. If we do not increase our capacity in a timely manner, customers could experience interruptions or delays in access to our online platform, and we may not be able to retain or attract customers. Any damage to, or failure of, our online platform could result in interruptions in service. Interruptions in our service may reduce our revenue, cause us to issue refunds, subject us to claims and litigation, cause our customers to terminate their services, and adversely affect our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our platform is unreliable.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

We regard our patents, trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on patent, trademark and trade secret laws and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. Any unauthorized use of our trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, patents, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. As internet domain name rights are not rigorously regulated or enforced in China, other companies may incorporate in their domain names elements similar in writing or pronunciation to our company name or its Chinese equivalents. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business.

Assertions by third parties of infringement, misappropriation or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

In recent years, there has been significant litigation involving intellectual property rights in many industries. Any infringement, misappropriation or related claims, whether or not meritorious, is time-consuming, diverts technical and management personnel and is costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing our services or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. Any of these events could result in increases in operating expenses, limit our service offerings or result in a loss of business.

Any disruption in our information systems could disrupt our future operations and could adversely impact our business and results of operations.

We depend on various information systems to support our customers’ service orders and to successfully manage our business, including managing orders, accounting controls, payroll, among other things. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations.

A cybersecurity incident could have a negative impact on our business and results of operations.

A cyber-attack may bypass the security for our IT systems causing a security breach and lead to a material disruption of our systems and/or the loss of business information and/or sales. Such a cyber-attack could result in any of the following:

●	theft, destruction, loss, misappropriation or release of confidential data or intellectual property;

●	operational or business delays resulting from the disruption of IT systems and subsequent clean-up and mitigation activities;

●	negative publicity resulting in reputation or brand damage with our customers, partners or industry peers; and

●	loss of sales.

As a result, our business and results of operations could be materially and adversely affected.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms such as WeChat Pay. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be susceptible to fraud and other illegal activities in connection with the various payment methods we offer. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept credit and debit card payments from our customers, or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

We may need additional capital, and the sale of other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt service obligations.

We believe that our current cash and cash equivalents and anticipated cash flow from operations should be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions that we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to issue additional shares or debt securities or to obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Our ability to obtain additional financing will be subject to a number of factors, including general market conditions, government approvals, investor acceptance of our plan of operations and results from our business operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The forecasts of market growth included in this annual report may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts contained in this annual report may prove to be inaccurate. Even if these markets experience the forecasted growth described in this annual report, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this annual report should not be taken as indicative of our future growth.

We are subject to the risk of a severe or prolonged downturn in the Chinese or global economy, due to the coronavirus and otherwise, which may materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 as the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011, the current trade war with the United States and the slowdown of China’s economic growth since 2012, which may continue, especially due to the current outbreak of coronavirus (the “COVID-19”), the long-term effects of which are currently unknown. There is also considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. Significant uncertainty exists regarding the effects UK’s withdrawal from the EU (Brexit) may have on world economy, as well as uncertainty regarding the likelihood and timing of policy changes by the Trump Administration in the U.S. and the subsequent impact on world economy. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining funding from investors. Adverse economic conditions could also reduce the number of quality consumers’ seeking our services, as well as their ability to make payments. Should any of these situations occur, our revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We face risks related to natural disasters, health epidemics and other outbreaks, especially the outbreak of COVID-19 since December 2019 which may have a material adverse effect on our business, results of operation and financial condition.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to severe interruptions, breakdowns, system failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services.

In addition, if our customers, suppliers or service providers were affected by health epidemics or other outbreaks of diseases, our business operation may experience material disruption, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations. Started in December 2019, the outbreak of COVID-19 caused by a novel strain of the coronavirus has become widespread in China and in the rest of the world. In order to avoid the risk of the virus spreading, the Chinese government enacted various restrictive measures, including suspending business operations and quarantines, starting from the end of January 2020. All of our operating subsidiaries, VIEs, employees and customers are located in China. As a result of the COVID-19 outbreak, our businesses, results of operations, financial position and cash flows were significantly adversely affected in January through March of 2020. Our business performance in February 2020 decreased by approximately 98% compared to February 2019 due to COVID-19 as well as the extended Chinese New Year holiday. Although most our home appliance services are conducted in Shandong, Henan and Hunan provinces and our housekeeping services are mainly conducted in Fujian, Shandong and Guangxi provinces, outside the major epidemic province of Hubei, certain of our employees were stuck in main epidemic areas and our operations in Hubei province were shut down.

Constrained by the epidemic, management and employees have been making every effort to mitigate the impacts of the epidemic by focusing on disinfection service, promoting our senior care online and continuing operations as much as possible. In the month of February 2020, we continued to provide cleaning services (including disinfection services) to stores, offices and certain residential communities, where outsiders may have access, but suspended our home cleaning services as well as the services of home appliances maintenance and repair to residential communities that limit access for outsiders. As a result of the outbreak of COVID-19, our revenue has decreased from approximately $51.15 million for the year ended June 30, 2019 to approximately $46.20 million for the year ended June 30, 2020, a decrease of approximately 9.67%, and net income has decreased from approximately $10.17 million for the year ended June 30, 2019 to approximately $5.65 million for the year ended June 30, 2020, a decrease of approximately 44.48%.

Given the uncertainty of the outbreak, the spread of the coronavirus may be prolonged and worsened, and we may be forced to further scale back or even suspend our operations. As the coronavirus cases surge outside China in recent days, the outbreak has slowed down the global economy, particularly in Asia. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforces. The duration and intensity of disruptions resulting from the coronavirus outbreak is uncertain. It is unclear as to when the outbreak will be contained, and we also cannot predict if the impact will be short-lived or long-lasting. The extent to which the coronavirus impacts our financial results will depend on its future developments. If the outbreak of the coronavirus is not effectively controlled in a short period of time, our future business operation and financial condition may be materially and adversely affected as a result of any slowdown in economic growth, operation disruptions or other factors that we cannot predict.

Increase in labor costs in the PRC may adversely affect our business and results of operations.

In recent years, the Chinese economy has experienced inflationary and labor cost increases. Average wages are projected to continue to increase. Further, under PRC law we are required to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass such increased labor costs on to our customers by increasing the fees of our products and services, our financial condition and results of operations may be adversely affected.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with increasing traffic. We cannot assure you that our cloud computing service provider and the underlying internet infrastructure and the fixed telecommunications networks in China will be able to support the demand associated with the continued growth in internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect our costs of using customized cloud computing services. If the prices we pay for customized cloud computing services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We have material weaknesses in our internal control over financial reporting. If any material weakness persists or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report its financial results could be adversely affected.

In connection with the preparation of the financial statement for the Company’s Annual Report on Form 20-F for the year ended June 30, 2020, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2020 and determined they were not effective due to certain material weaknesses as described in Part II. Item 15. “Controls and Procedures” of this Annual Report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

There can be no assurance that any of our efforts we are implementing, or our internal control over financial reporting generally, will remediate any material weakness or avoid future weaknesses or deficiencies. Any failure to remediate the material weakness and any future weaknesses or deficiencies or any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet its reporting obligations or result in material misstatements in its financial statements. If we are unable to remediate its material weaknesses, our management may not be able to conclude that its disclosure controls and procedures or internal control over financial reporting are effective, which could result in investors losing confidence in its reported financial information and may lead to a decline in the stock price.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of the initial public offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under SOX 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of SOX 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Recently enacted economic substance legislation of the Cayman Islands may adversely impact our company or its operations.

Pursuant to The International Tax Co-operation (Economic Substance) Law, 2018 (the “ES Law”), entities incorporated, formed or registered in the Cayman Islands must report their activities on an annual basis to the Cayman Islands tax authorities and those entities that are carrying on certain relevant activities, as defined in the ES Law, must have adequate substance in the Cayman Islands. The ES Law was effective January 1, 2019 and applies in respect of financial years commencing in 2019 and onwards. It is not anticipated that we will be subject to any requirements under the ES Law other than the annual notification requirements, as we believe we are out of scope of the ES Law on the basis that we are tax resident outside the Cayman Islands. However, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise long-term impact of these legislative changes on our company.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

As we continually enrich the service offerings on our platform, we plan to engage in telecommunications-related businesses, including value-added online services for platform participants, in the future. The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than 50% equity interest in any PRC company engaging in value-added telecommunications business. The primary foreign investor must have experience and a good track record in providing value-added telecommunications services overseas.

Because we are an exempted company incorporated with limited liability in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, E-Home WFOE, is a foreign-invested enterprise. Accordingly, our subsidiary is not eligible to operate a value-added telecommunications service business in China. Our consolidated VIE, E-Home Pingtan applied for and has obtained a license to engage in value-added telecommunications businesses with a five-year term expiring on November 21, 2024. As we plan to operate a value-added telecommunications service business in the future, we conduct our business in China through our consolidated VIEs and their affiliates. E-Home WFOE has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company – A. History and Development of the Company - Corporate Structure.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel is of the opinion that our current ownership structure, the ownership structure of our PRC subsidiary, our consolidated VIEs and their subsidiaries, and the contractual arrangements among them are not in violation of existing PRC laws, rules and regulations.

As there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce or other authorities that regulate online services providers and other participants in the telecommunications industry, would ultimately take a view that is consistent with the opinion of our PRC legal counsel or agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the Ministry of Commerce or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and may have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;

●	levying fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	shutting down our services;

●	discontinuing or restricting our operations in China;

●	imposing conditions or requirements with which we may not be able to comply;

●	requiring us to change our corporate structure and contractual arrangements;

●	restricting or prohibiting our use of the proceeds from overseas offerings to finance our PRC consolidated VIEs’ business and operations; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law of PRC.” Occurrence of any of these events could materially and adversely affect our business and financial condition and results of operations. In addition, if the imposition of any of these penalties or requirements to restructure our corporate structure causes us to lose the right to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. If our corporate structure and contractual arrangements are deemed to be illegal by relevant regulators, our business and results of operations would be materially and adversely affected and the price of our shares may decline. See “Item 4. Information on the Company – A. History and Development of the Company - Corporate Structure.”

Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences to us.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our consolidated VIEs were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of our consolidated VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to our consolidated VIEs for underpaid taxes; or (ii) limiting the ability of our consolidated VIEs to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and may have potential conflicts of interests with us, which may have a material adverse effect on our business and financial condition.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company – A. History and Development of the Company - Corporate Structure.” All of our revenue is attributed to our consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of the record holders of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

In connection with our operations in China, we rely on the shareholders of our consolidated VIEs to fulfill by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as shareholders of our consolidated VIEs may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals or entities will act in the best interests of our company or that those conflicts of interest will be resolved in our favor. In addition, these individuals and entities may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements that address potential conflicts of interest shareholders of our consolidated VIEs may encounter due to their dual roles as shareholders of consolidated VIEs and as beneficial owners of our company. However, we could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our consolidated VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIEs as provided under the powers of attorney, directly appoint new directors of our consolidated VIEs. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts, and to provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and with the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law of PRC.

On March 15, 2019, the Standing Committee of the National People’s Congress passed the Foreign Investment Law of PRC, which took effect on January 1, 2020. The Law of the People’s Republic of China on China-Foreign Equity Joint Ventures, the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, and the Law of the People’s Republic of China on China-Foreign Contractual Joint Ventures shall be replaced at the same time. The Foreign Investment Law of PRC makes no mention of VIE structures. Accordingly, the Foreign Investment Law of PRC sets aside issues that still remain controversial but are relatively less urgent, such as the legality of the VIE structure and leaves those less urgent issues to legislative authorization.  This means that VIE structures may in the future still be regarded as “foreign investment” under separate laws, administrative regulations formulated by the State Council, and regulatory documents according to the catch-all provision “foreign investments in other forms as provided by law, administrative regulations, or by the State Council” found in paragraph 2, Article 2 of the Foreign Investment Law of PRC.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of our VIEs were to refuse to transfer their equity interest to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

Our VIEs conduct our businesses. In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct these businesses may be negatively affected.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of each of our VIEs are held by numerous shareholders, including Wenshan Xie, our Chairman and Chief Executive Officer and Chenan Yang, our Chief Marketing Officer and Director. These shareholders may have potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, the existing contractual arrangements, which would have a material adverse effect on our ability to effectively control our VIEs and their subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in our VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and all of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiary and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations, especially those relating to the internet, are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The approval of the China Securities Regulatory Commission may be required in connection with the initial public offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, and the State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities of a PRC company obtain the approval of the China Securities Regulatory Commission prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the China Securities Regulatory Commission published on its official website procedures regarding its approval of overseas listings through special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, that China Securities Regulatory Commission approval is not required in the context of the initial public offering given that (i) E-Home WFOE was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among E-Home WFOE, the VIEs and their shareholders as a type of acquisition transaction falling under the M&A Rules and (iii) the China Securities Regulatory Commission currently has not issued any definitive rule or interpretation concerning whether the initial public offering is subject to the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the China Securities Regulatory Commission, would reach the same conclusion as our PRC counsel. If the China Securities Regulatory Commission or other PRC regulatory body subsequently determines that we need to obtain the China Securities Regulatory Commission’s approval for the initial public offering or if the China Securities Regulatory Commission or any other PRC government authorities publish any interpretation or implements rules before our listing that would require us to obtain China Securities Regulatory Commission or other governmental approvals for the initial public offering, we may face adverse actions or sanctions by the China Securities Regulatory Commission or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from the initial public offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete the initial public offering. The China Securities Regulatory Commission or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt the initial public offering before settlement and delivery of the shares offered. Consequently, if you intend to engage in market trading or other activities in anticipation of and prior to settlement and delivery, you should be aware of the risk that such settlement and delivery may not occur.

The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Compliance with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Our Business—Regulation—Regulations Relating to Overseas Listing.”

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary and/or limit our PRC subsidiary's ability to increase their registered capital or distribute profits.

The State Administration of Foreign Exchange promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, on July 4, 2014, which replaced the former circular commonly known as “Circular 75” promulgated by the State Administration of Foreign Exchange on October 21, 2005. Circular 37 requires PRC residents to register with local branches of the State Administration of Foreign Exchange in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required registration with the State Administration of Foreign Exchange, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the State Administration of Foreign Exchange, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015.

According to Circular 37 and Circular 13, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. As of the date of this annual report, to the best of our knowledge, our PRC resident shareholders with offshore investments in our company are currently in the process of applying for registration for their foreign investment in our company in accordance with Circular 37 and Circular 13. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligations. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with Circular 37 and subsequent implementation rules, and there is no assurance that the registration under Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiary to fines and legal sanctions. Such failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, Circular 37 is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. These risks could in the future have a material adverse effect on our business, financial condition and results of operations.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of the initial public offering to make loans to our PRC subsidiary and our consolidated VIEs, or to make additional capital contributions to our PRC subsidiary.

In utilizing the proceeds of the initial public offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

The State Administration of Foreign Exchange promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the State Administration of Foreign Exchange will permit such capital to be used for equity investments in the PRC in actual practice. The State Administration of Foreign Exchange promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from the initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to any of our consolidated VIEs and their subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIEs and their subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or any consolidated VIE or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary or consolidated VIEs and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from the initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their positions as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to the State Administration of Foreign Exchange or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who may be granted options may follow Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon completion of the initial public offering, we and our directors, executive officers and other employees who are PRC residents and who have may be granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by the State Administration of Foreign Exchange in February 2012, according to which, employees, directors, supervisors and other management members who are PRC residents participating in any stock incentive plan of an overseas publicly listed company are required to register with the State Administration of Foreign Exchange through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements upon completion of our initial public offering. However, there can be no assurance that they can successfully register with the State Administration of Foreign Exchange in full compliance with the rules. Failure to complete the registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiary to fund offshore cash and financing requirements.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiary, E-Home WFOE, and the subsidiaries of the VIEs and on remittances from the consolidated VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund intercompany loans, service any debt we may incur outside of China and pay our expenses. When E-Home WFOE or the consolidated VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to E-Home WFOE permit payments of dividends only from part of its retained earnings, if any, determined in accordance with applicable PRC accounting standards and regulations.

Under PRC laws, rules and regulations, E-Home WFOE is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not included in the retained earnings distributable as cash dividends. Furthermore, under PRC law, E-Home WFOE cannot distribute any profits until all of its losses from prior fiscal years have been offset. In accordance with the articles of association of E-Home WFOE, profit distributions also need to be approved by its executive directors and shareholders before any distribution plan becomes effective. As a result, E-Home WFOE is restricted in its ability to transfer a portion of its net assets to its shareholder as dividends, loans or advances. In addition, registered share capital and statutory reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in E-Home WFOE.

Limitations on the ability of our consolidated VIEs to make remittance to E-Home WFOE and on the ability of E-Home WFOE to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiary is wholly owned by our Hong Kong subsidiary. Accordingly, such Hong Kong subsidiary may qualify for a 5.0% tax rate in respect of distributions from its PRC subsidiary. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to State Administration of Taxation Circular 60 which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiary.

We and our existing shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

In October 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the State Administration of Taxation on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the State Administration of Taxation on February 3, 2015. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises and any gains from the transfer of such asset by a direct holder, who is a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In the case of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and may consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding agent shall declare and pay the withheld tax to the competent tax authority in the place where such withholding agent is located within 7 days from the date of occurrence of the withholding obligation, while the transferor is required to declare and pay such tax to the competent tax authority within the statutory time limit according to Bulletin 7. Late payment of applicable tax will subject the transferor to default interest. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxes if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under Bulletin 37 and Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under Bulletin 37 and Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 37 and Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

All of our net income is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or consolidated VIEs. Currently, our PRC subsidiary may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the State Administration of Foreign Exchange by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the State Administration of Foreign Exchange and other relevant PRC governmental authorities. Since a significant amount of our future net income and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and consolidated VIEs.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has started to appreciate slowly against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the People’s Bank of China allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

All of our revenue and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiary in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from the initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and almost all of our officers and directors reside outside the United States.

Although we are incorporated in the Cayman Islands, we conduct substantially all of our operations in China. All of our current officers and almost all of our directors reside outside the U.S. and substantially all of the assets of those persons are located outside of the U.S. It may be difficult for you to conduct due diligence on our company or such directors in your election of the directors and attend shareholders meetings if the meeting is held in China. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the U.S.

Proceedings brought by the SEC against the Big Four PRC-based accounting firms could result in our inability to file future financial statements in compliance with the requirements of the Exchange Act.

The SEC previously instituted proceedings against mainland Chinese affiliates of the “big four” accounting firms, for failing to produce audit work papers under Section 106 of the Sarbanes-Oxley Act because of restrictions under PRC law. Each of the “big four” accounting firms in mainland China agreed to a censure and to pay a fine to the SEC to settle the dispute and stay the proceedings for four years, until the proceedings were deemed dismissed with prejudice on February 6, 2019. It remains unclear whether the SEC will commence a new administrative proceeding against the four mainland China-based accounting firms. In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the U.S. on access to audit information, on May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S.  authority in the auditor’s local jurisdiction. If the HFCA Act or any similar legislation were enacted into law, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years. The market prices of our ordinary shares could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of whether the HFCA Act is enacted and regardless of our actual operating performance.

Furthermore, on June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. On August 6, 2020, PWG released its Report on Protecting United States Investors from Significant Risks from Chinese Companies, or PWG Report. The PWG Report includes five recommendations for the SEC. In particular, to address companies from jurisdictions, such as China, that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the PWG recommends enhanced listing standards on U.S. exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in these countries may satisfy this requirement by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The PWG Report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. The recommendations are to include actions that could be taken under current laws and rules as well as possible new rulemaking recommendations. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our company, and may have a material and adverse impact on the trading prices of the securities of such issuers, including our ordinary shares, and substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

Risks Related to the initial public offering and the Market for Our Ordinary Shares Generally

An active trading market for our ordinary shares may not develop.

Currently there is no public market for our ordinary shares. We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “EJH.” As of the date of this annual report, we have not completed the initial public offering and our ordinary shares have not been listed on the Nasdaq Capital Market. There is no guarantee that Nasdaq, or any other exchange or quotation system, will permit our ordinary shares to be listed and traded. If we fail to obtain a listing on the Nasdaq Capital Market, we may seek quotation on the OTCQX Best Market or OTCQB Venture Market operated by OTC Markets Group Inc. These markets are inter-dealer, over-the-counter markets that provide significantly less liquidity than Nasdaq.

Even if our ordinary shares are approved for listing on the Nasdaq Capital Market, a liquid public market for our ordinary shares may not develop. The initial public offering price for our ordinary shares will be determined by negotiation between us and the underwriter based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the ordinary shares are traded after the initial public offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of your ordinary shares regardless of our operating performance or prospects.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to you.

After the completion of the initial public offering and listing of our ordinary shares on the Nasdaq Capital Market, the trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008 and 2020, which may have a material and adverse effect on the trading price of our ordinary shares.

In addition to the above factors, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	announcements of studies and reports relating to the quality of our services or those of our competitors;

●	changes in the economic performance or market valuations of similar service providers;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the market for our services;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares; and

●	sales or perceived potential sales of additional ordinary shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of your shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information - Dividend Policy.” Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after the initial public offering or even maintain the price at which you purchased your shares. You may not realize a return on your investment and you may even lose your entire investment.

Substantial future sales or perceived potential sales of ordinary shares in the public market could cause the price to decline.

Sales of ordinary shares in the public market after the initial public offering, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly. Upon completion of the initial public offering, we expect to have 33,555,556 ordinary shares outstanding (including 5,555,556 ordinary shares newly issued in connection with the initial public offering) or 34,222,223 ordinary shares outstanding (including 6,222,223 ordinary shares newly issued in connection with the initial public offering if the underwriter exercises its over-allotment option in full). All ordinary shares sold in the initial public offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act. All of the other ordinary shares outstanding after the initial public offering will be available for sale, upon the expiration of certain lock-up periods. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the underwriter. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ordinary shares could decline significantly.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2020 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders. See “Item 10. Additional Information – B. Memorandum and Articles of Association - Description of Share Capital—Differences in Corporate Law.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC in reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities.

We are exempted from certain corporate governance requirements of the Nasdaq Marketplace Rules by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Cayman Islands, in lieu of certain corporate governance requirements of the Nasdaq Marketplace Rules. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Although we do not currently intend to rely on these “home country” exemptions, we may rely on some of these exemptions in the future. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Marketplace Rules.

Our executive officer and major shareholder have entered into a voting agreement to vote in concert, which provides concentration of ownership and voting power to them and increases their influence on shareholder decisions.

Our Chairman and Chief Executive Officer, Mr. Wenshan Xie, wholly owns E-home Group Limited, which in turn owns approximately 36.50% of our outstanding ordinary shares. On February 1, 2019, E-home Group Limited entered into a voting agreement with Lucky Max Global Limited, pursuant to which, for a term of 20 years, Lucky Max Global Limited agreed to vote consistently with E-home Group Limited in the exercise all of its rights as a shareholder of our company. Lucky Max Global Limited owns approximately 17.52% of our outstanding ordinary shares. As a result, Mr. Xie, through E-home Group Limited, could be deemed to currently have voting power over approximately 54.02% of our outstanding ordinary shares and accordingly, possesses substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares at a premium.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected. In addition, our amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ordinary shares in the initial public offering, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. It is also not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Because the proper characterization of certain components of our income and assets, and the treatment of our contractual arrangements with our VIEs, is not entirely clear, because we will hold a substantial amount of cash following the initial public offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information- E. Taxation—United States Federal Income Taxation —Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal name of the Company is E-Home Household Service Holdings Limited. The Company was incorporated in the Cayman Islands on September 24, 2018. Our principal executive office is located at is Floor 9, Building 14, HaixiBaiyue Town, No. 14 Duyuan Road, Luozhou Town, Cangshan District, Fuzhou City 350001, People’s Republic of China. Our telephone number is (+86) 591-87590668.

Corporate History

We were incorporated as an exempted company with limited liability under the laws of the Cayman Islands on September 24, 2018 to serve as a holding company for our PRC operations.

On October 16, 2018, we established E-Home Household Service Holdings Limited as a wholly-owned subsidiary in Hong Kong. E-Home Household Service Holdings Limited is a holding company and holds all of the equity interests of E-Home WFOE, which was established in the PRC on December 5, 2018. E-Home WFOE has entered into contractual arrangements with our VIEs, E-Home Pingtan and Fuzhou Bangchang, two limited liability companies established under the laws of the PRC on April 1, 2014 and March 15, 2007, respectively.

E-Home Pingtan is a holding company of the following subsidiaries: (i) 100% of the equity interests of Fuzhou Yongheng Xin Electric Co., Ltd., a limited liability company established under the laws of the PRC on October 12, 2004; (ii) 67% of the equity interests of Fujian Happiness Yijia Family Service Co., Ltd., a limited liability company established under the laws of the PRC on January 19, 2015; (iii) 67% of the equity interests of Fuzhou Yiyanbao Information Technology Co., Ltd., a limited liability company established under the laws of the PRC on August 12, 2016; and (iv) 51% of the equity interests of Yaxing Human Resource Management (Pingtan) Co., Ltd., a limited liability company established under the laws of the PRC on July 6, 2018.

Corporate Structure

All of our business operations are conducted through our Chinese VIEs and their subsidiaries. The chart below presents our corporate structure:

*Mr. Xie, our Chairman and Chief Executive Officer, has voting power over approximately 54.02% of our outstanding ordinary shares through his ownership of E-home Group Limited, which owns approximately 36.50% of our outstanding ordinary shares, and a voting arrangement with Lucky Max Global Limited, which owns approximately 17.52% of our outstanding ordinary shares. See Item 6.E Share Ownership for additional details on the ownership of our ordinary shares.

Our consolidated VIEs, E-Home Pingtan and Fuzhou Bangchang, and their subsidiaries directly operate our business. As described under “Our Business—Regulation—Regulations Relating to Foreign Investment,” PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunication businesses in China. As we plan to launch a mobile application, E-Home Pingtan applied for and has obtained a license to engage in a value-added telecommunications business. Due to our intention to apply for such license, in February 2019, we reorganized our corporate structure and entered into contractual arrangements with our VIEs and their shareholders. Through these arrangements, we exercise effective control over the operations of these entities and receive the economic benefits of these entities. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of E-Home Pingtan and Fuzhou Bangchang and thus consolidate their results in our consolidated financial statements.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, (i) the ownership structure of our PRC subsidiary and our PRC consolidated VIEs, both currently and after giving effect to the initial public offering, comply with all existing PRC laws and regulations; (ii) each of the agreements under the contractual arrangements among our PRC subsidiary, PRC consolidated VIEs and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of our PRC subsidiary, our PRC consolidated VIEs and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion stated above. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiaries, the VIEs and the shareholders of the VIEs.

Agreements that provide us with effective control over the VIEs

Voting Rights Proxy and Financial Supporting Agreements.  Pursuant to the Voting Rights Proxy and Financial Supporting Agreements among E-Home WFOE, each of the VIEs and the shareholders of each of the VIEs, each shareholder irrevocably authorized E-Home WFOE or any person(s) designated by E-Home WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the VIEs, including, but not limited to, the right to convene shareholders’ meetings, vote and sign any resolution as a shareholder, appoint directors and other senior executives to be appointed and removed by the shareholder, the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder, and other shareholders voting rights permitted by the articles of association of each VIE. In consideration of the foregoing grant of voting rights by the shareholders, E-Home WFOE agreed to arrange for funds to be provided as necessary to each VIE in connection with its business; provided that in the event that the VIE’s business fails and as a result the VIE is unable to repay such funds, then the VIE shall have no repayment obligation. The term of this agreement is for twenty years, which may be extended upon written consent of the parties.

Equity Interest Pledge Agreements.  Pursuant to the Equity Interest Pledge Agreements among E-Home WFOE, each of the VIEs and the shareholders of each of the VIEs, the shareholders have pledged 100% equity interest in the VIEs to E-Home WFOE to guarantee the performance by the VIEs and its shareholders of their obligations under the Voting Rights Proxy and Financial Supporting Agreements, the Equity Interest Pledge Agreements, the Exclusive Business Cooperation Agreements and the Exclusive Option Agreements. If the VIEs or the shareholders breach their contractual obligations under these agreements, E-Home WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. The shareholders also agreed that, unless the contractual obligations as defined in the Equity Interest Pledge Agreements are fully performed by them or the secured debts under the Equity Interest Pledge Agreements are paid in full (whichever later), they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests.

Agreements that allow us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreements.  Pursuant to the Exclusive Business Cooperation Agreements among E-Home WFOE and each of the VIEs, E-Home or its designated person has the exclusive right to provide the VIEs with technical support, consulting and other services in return for certain fees. Without E-Home WFOE’s prior written consent, the VIEs may not accept any services subject to these agreements from any third party. The parties shall determine the service fees to be charged to the VIEs under these agreements by considering, among other things, the complexity of the services, the time that may be spent for providing such services, the commercial value and specific content of the service provided, the market price of the same types of services, and the operating condition of the VIEs. E-Home WFOE will have the exclusive ownership of all intellectual property rights created as a result of the performance of these agreements. These agreements will remain effective until terminated by E-Home WFOE.

Agreements that provide us with the option to purchase the equity interests in the VIEs

Exclusive Option Agreements.  Pursuant to the Exclusive Option Agreements among E-Home WFOE, each of the VIEs and their shareholders, the shareholders irrevocably granted E-Home WFOE or any third party designated by E-Home WFOE an exclusive option to purchase all or part of their equity interests in the VIEs at a price of RMB10 (approximately $1.45); provided that if the lowest price permitted by applicable PRC laws is greater than RMB10, then that price shall apply. The shareholders further agreed that they will neither create any pledge or encumbrance on their equity interests in the VIEs, nor transfer, gift or otherwise dispose of their equity interests in the VIEs to any person other than E-Home WFOE or its designated third party. The shareholders and the VIEs agreed that they will operate the VIEs’ businesses in the ordinary course and maintain the asset value of the VIEs and refrain from any actions or omissions that may affect the VIEs’ operating status and asset value. Furthermore, without E-Home WFOE’s prior written consent, the shareholders and the VIEs agreed not to, among other things: amend the articles of association of the VIEs; increase or decrease the registered capital of the VIEs; sell, transfer, mortgage or dispose of in any manner any material assets of the VIEs or legal or beneficial interest in the material business or revenues of the VIEs of more than RMB10,000,000 (approximately $1.45 million); enter into any major contracts, except for contracts in the ordinary course of business (a contract with a price exceeding RMB500,000 (approximately $72,722) shall be deemed a major contract); merge, consolidate with, acquire or invest in any person, or provide any loans; or distribute dividends. These agreements will remain effective until all equity interests have been transferred or assigned in accordance with the agreements.

B. Business Overview

General

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e家快服”, across 32 provinces in China. Currently, these services primarily include home appliance services and housekeeping services. For our home appliance services, we partner with individuals and service stores which provide the technicians to deliver the on-site services. We have partnerships with more than 2,500 individuals and service stores providing these services in China. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We currently have more than 2,300 cleaners and nannies providing our housekeeping services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services. In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair and maintenance of home appliances to delivery, installation, repair and maintenance of home appliances, home-moving, house cleaning, nanny and maternity matron. In addition, we have recently launched and are actively promoting our senior care services. We had generated a limited amount of revenue from these services as of June 30, 2020. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise. We currently have approximately 380 employees to support our operations.

The focus of our integrated household services will be adjusted based on different seasons and different locations. Most our home appliance services are conducted in Shandong, Henan and Hunan, while our housekeeping services are mainly conducted in Fujian, Shandong and Guangxi. Due to the impact of COVID-19, we received over 835,000 service orders in the fiscal year ended June 30, 2020, as compared to approximately 964,000 in fiscal year ended June 30, 2019, an approximately 13.38 % decrease. We believe that all services ordered were successfully delivered.

We operate our business mainly by receiving the orders online and providing the services offline. Our online platform includes our website and WeChat platform. We also plan to launch our own mobile application within the next few months. Customers order services and complete payments online. After our system automatically matches an order to the corresponding service provider, the service provider receives the order and arranges for a technician/cleaner/nanny to deliver the on-site service. We are committed to raising our service quality and improving the efficiency of our platform operation, which would ultimately improve the customer experience. After the services are delivered, customers can upload their evaluations on the platform and our customer service team will follow up with customers and get their feedback.

We market our brand and services through multiple channels, both online and offline. Online marketing is mainly done through WeChat events. Offline services are mainly promoted by clients from communities, institutions, training agencies and firms through peer-to-peer marketing. We also aim to deliver premium services to garner strong word-of-mouth referrals and enhance our brand recognition. The number of our registered members increased to more than 2,000,000 for the year ended June 30, 2020 from about 1,629,000 for the year ended June 30, 2019. As of June 30, 2020, we had more than 2,010,000 registered members, of which about 1,500,000 members have used our services. Registered members are those customers who followed our WeChat official account and provided their profiles, including their phone numbers or WeChat User IDs. Most of the orders for our services are placed from our registered members; therefore, we believe that the number of registered members is a key metric for our operations.

We have invested heavily in expanding and upgrading our business. In 2017, we acquired Fujian Happiness Yijia Family Service Co., Ltd. and Fuzhou Yongheng Xin Electric Co., Ltd. to support the expansion of our integrated household services and the training of our service providers.

Due to the impact of COVID-19, our revenue has decreased by approximately 9.67% from approximately $51.15 million for the year ended June 30, 2019 to approximately $46.20 million for the year ended June 30, 2020, and net income has decreased from approximately $10.17 million for the year ended June 30, 2019 to approximately $5.65 million for the year ended June 30, 2020, a decrease of approximately 44.48%. For the year ended June 30, 2019, our revenue grew to approximately $51.15 million from approximately $$45.81 million for the year ended June 30, 2018, an increase of approximately 11.66%, and our net income grew from approximately $9.69 million to approximately $10.17 million, an increase of approximately 4.95%. However, there can be no assurance that our revenue and net income will increase or continue decreasing in the fiscal year ending June 30, 2021 depending on the extent of the adverse economic effect of the coronavirus.

Our Services

Currently, our services mainly include home appliance services, housekeeping services and senior care services. Our test operations for senior care services began in February 2019 and have only generated a limited amount of revenue from this new segment during the fiscal year ended June 30, 2020.

Installation and Maintenance

We respond to service requests from homeowners who require assistance with technical home installation and repair issues. We help customers protect and maintain their homes, typically their most valuable asset, from unplanned breakdowns of essential home systems and appliances, which are typically expensive. We provide customers with efficient and convenient home appliance services such as installation, repair, maintenance and other after sale services. Our service providers are primarily located in rural-urban fringe areas of the 32 provinces in China, and the Shandong, Henan and Hunan provinces are the three provinces that have the most service providers.

Our home appliance services cover all the main types of home appliances, including traditional home appliances such as refrigerators, stoves, air conditioners, water heaters, and washing machines. The services are provided all year long, but we focus on different kinds of home appliances during different times of the year. January to March is the busy season for hoods, gas stoves and water heaters; April to August is the busy season for refrigerators and air conditioners; and September to December is the busy season for televisions and washing machines.

Customers can place an order on our website or WeChat platform and fill in the detailed information including the address to be served, phone number, contact person, appointment service time and service items. After verifying the validity of this order, the service fee and the payment method, our obligation to provide the service is determined. Our customer service center will allocate the order to the corresponding service provider, pass the service information to that service provider, and the service provider will send a technician to provide on-site services based on the order information according to our instructions. Technicians are required to deliver the service on time and efficiently in accordance with our service guidelines, and respond on our platform after completion of the order. After the services are delivered, customers can upload their evaluations on the platform and our customer service team will follow up with customers and get their feedback. The customer service center will close the order according to customer’s evaluation and technician’s response. If the customer has already identified the reason for the malfunction of the home appliance that needs to be repaired, the charge for this order could be paid in full online directly after the order’s placement, but if the reason could not be identified, an upfront visit fee would be charged, and after our technician identifies the problem, the customer can fill the price difference online, or make a money-transfer by mobile phone or bank.

Our customers are normally asked to pay the unpaid balance through WeChat Pay or Alipay to our accounts so that we receive the payments immediately. If the customer does not have WeChat or Alipay accounts, our service providers will accept cash payments from them and the service providers have thirty days to wire the payments to the bank accounts designated by us according to the agreement that we entered into with them. If the customer refuses to pay, we will communicate with the customer directly. Depending on the reasons for nonpayment, we may either request the service provider to fix the service problems or request the customer to pay. If the customer continues to fail to pay after a satisfactory service is provided and the service provider is unable to collect from the customer, the service provider has no obligation to pay us, nor are we obligated to pay the service provider.  Our agreements with the service providers do not have a provision requiring the service providers to pay us or requiring us to pay the service providers in this situation. For accounting purposes, we will treat the failure of payment by the customer as a bad debt. Historically, we have not experienced collection problems from customers.

We aim to provide the best service experience to customers. If a customer complains about the quality of the work, we evaluate the complaint and if valid, arrange for additional service or make a full refund including the upfront fee. Our service providers typically receive approximately 70% of customer’s payments in 30 to 40 days after the completion of ordered service.

As part of our installation and maintenance services, we also sell accessories when they need to be replaced during the provision of our home appliance services. The main types of accessories that we sell are control panels, electric boards, condensers, and compressors, etc. Prices for these accessories range from RMB300 to RMB500 (approximately from $44 to $73). However, the price of some accessories such as TV screens could be much higher-up to RMB1,600 (approximately $233).

We purchase accessories from suppliers through unified purchasing channels, and the suppliers will distribute the accessories directly to our service providers. Service providers provide price information of the accessories before they provide relevant services to end customers.

We enter into a cooperation agreement with each of the individual service providers and service stores that provide our installation and maintenance services. Under our standard cooperation agreement, we agree to recommend customers to the service provider and assist it in conducting its business, and the service provider agrees to provide the services. The term of our standard cooperation agreement is for five years and may be terminated by either party if (i) such party’s business is suspended by governmental authorities; (ii) the parties have material disputes in the course of operation and fail to settle through friendly consultation; or (iii) parties fail to reach a renewal agreement before the contract expires. In addition, the service provider may terminate the cooperation agreement if our company is facing serious business operation difficulties, or committed fraud against customers and other serious illegal activities, and we may terminate the cooperation agreement if the service provider is facing serious operation difficulties, or committed fraud against customers, misappropriation of customer funds, or other serious illegal activities, or the internal management of the service provider has material issues that may have a material adverse impact on its ordinary course of business. Our standard cooperation agreement also contains a customary confidentiality provision. We have partnerships with more than 2,600 individuals and service stores in China. We normally receive approximately 40% of the fees for the services and the service provider receives approximately 60% of the fees, although terms will vary.

We are actively developing new business lines to diversify our revenue sources. In February 2019, we launched a home appliance service package for customers, whereby the customer pays a flat annual fee for the package and we provide a warranty for a certain amount of customer’s home appliances.

In addition, from time to time we enter into appliances installation and maintenance and cleaning services cooperation agreements with various companies, which pursuant to the agreements outsource their businesses of appliances installation and maintenance and cleaning services to us. Such agreements typically have a term of three years and require us to pay certain amount of security deposits to ensure that we will provide required services according to the agreements. The deposits will be returned to us after the expiration of the agreements.

Due to the impact of COVID-19, revenue from installation and maintenance services decreased by approximately 20.20% to $32,435,217 for the year ended June 30, 2020 from $40,644,254 for the year ended June 30, 2019. Revenue from installation and maintenance services decreased by approximately 3.70% to $40,644,254 for the year ended June 30, 2019 from $42,206,282 for the year ended June 30, 2018. Installation and maintenance services accounted for approximately 79.46% and 92.13% of our total revenue for the year ended June 30, 2020, 2019 and 2018, respectively.

Housekeeping

In January 2018, we began providing housekeeping services, which include housecleaning, nanny and maternity matron. Our current standard charge for housecleaning services is about RMB50 (approximately $7.56) per hour. The minimum order for housecleaning services is four hours. During our fiscal year ended June 30, 2020, we served approximately 209,000 customers, and during the fiscal year ended June 30, 2019, we served approximately 215,000 customers.

Customers can place an order through our WeChat platform and pay a service fee for housecleaning or a referral fee for nanny and maternity matron. Approximately 90% of our customers are urban residents, particularly white-collar workers. We currently have more than 2,300 cleaners and nannies providing our housekeeping services. In most cases, the same cleaner or nanny will be assigned to the same customer so that they can build trust and long-term relationships with their customers to provide services with better quality. We highly value the standard of our housekeeping services and we constantly improve the service quality by building up our training system and regularly training our service providers.

We enter into housekeeping service agreements with each of our service providers. Under our standard housekeeping service agreement, the service provider is assigned certain customers and agrees to provide the services for that customer in accordance with our rules and procedures. As compensation, we are paying the service provider monthly at an hourly rate of RMB38 (approximately $5.5) per hour. A service provider typically works for about 120 hours per month. These service providers are considered independent contractors and not employees, so we are not required to obtain labor, medical or other insurance for the service providers. We provide the service providers with access to our ordering platforms. The service providers are not permitted to accept cash from customers. All payments by customers must be made through our platforms. We also provide the service providers with necessary training. After orders are completed, we obtain customer feedback and work with the service providers to address any issues. Our standard housekeeping service agreement is for a term of one (1) year and may be terminated by either party for cause. The agreement may also be terminated by us if the customer accepts customer payments directly and such violation is material.

Revenue from housekeeping services increased by $1,199,827, or approximately 11.42% to $11,704,899 for the year ended June 30, 2020 from $10,505,072 for the year ended June 30, 2019. Revenue from housekeeping services increased by $6,901,132, or approximately 191.49% to $10,505,072 for the year ended June 30, 2019 from $3,603,940 for the year ended June 30, 2018.

Senior Care Services

We have launched and are actively promoting our senior care services. We began test operations for these services in February 2019 and generated $2,060,833 of revenues from this segment during the fiscal year ended June 30, 2020. This service primarily targets the senior population over 60 years old. We are partnering with senior associations to develop an internet based at-home senior care service program. As part of this program, we developed a customizable smart wristwatch with functions such as time, blood pressure measurement, heart rate measurement, pedometer, locator, and calling. The manufacture of this smart watch is outsourced to Guangzhou 100ecare Technology Ltd., or Guangzhou 100ecare, a Shenzhen based professional smart products manufacturer. Guangzhou 100ecare also provides relevant technical services to us so that we can receive real-time customer physical conditions transmitted from their smart wristwatches, such as heart rates, blood pressures and locations.

We offer free watches to beginning level customers and charge them an annual fee, which is currently RMB1,000 (approximately $145). Half of this fee is to pay for the services provided by community doctors, who establish health records for customers and provide them basic health consultation services, including Traditional Chinese Medicine consultation. The remaining half is collected by us. We receive the customer’s heart rate, blood pressure changes and location, and connect to community doctors in real time. We will charge additional fees if our customers request extra services, such as accompanying the customers to hospitals for treatment and preparing Chinese herbal decoctions. To promote our senior care services, we offer certain incentives and discounts for the services such as installation and maintenance services and housekeeping services when requested by our watch users. For instance, we waive visit fees and only charge material fees if they use our installation and maintenance services. For housekeeping services, we currently give our senior care service customers a 40% discount. For advanced level customers, we will not charge the annual fee, but request a one-time service fee between RMB100,000 (approximately $14,544) to RMB200,000 (approximately $29,089) depending on the age of the customer. These customers will be able to go to our senior care center to enjoy a series of services including nursery, medical and housekeeping until their natural death. Advanced level customer services are exclusively offered to seniors over 60 years old. We currently only have beginning level customers.

As of June 30, 2020, we had received about 27,000 senior care orders. We are cooperating with about 25 community doctors and have ordered approximately 27,500 smart wristwatches and leased 60 cars as well as 3 villas to support and develop our senior care services. With Guangzhou 100ecare we have developed a system, which is used in our services to help our customers monitor main health indicators like heart rate and blood pressure.

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2020, we had 247 full-time sales and marketing personnel, each of whom is responsible for a designated sales region. Our general marketing efforts are designed to build brand awareness and reputation. We market our services to both homeowners and businesses through online and offline marketing activities, including advertisements via various social media channels such as WeChat, marketing partnerships, various offline marketing events hosted by our local employees, and through our sales teams. We offer service discounts or promotions from time to time to stimulate customer orders. We launch different service events based on different seasons. For example, people tend to maintain and clean their air conditioners between April and May, so we will mainly promote and provide home appliance services in this time period each year.

Customers

Our customers mainly include individuals and families. We have no single customer that accounts for more than ten percent of our consolidated revenue. Additionally, no reportable segment has a single customer that accounts for more than ten percent of its revenue. None of our reportable segments are dependent on a single customer or a few customers, the loss of which would have a material adverse effect on the segment.

Competition

We compete in residential and commercial services industries, focusing on home appliance installation and maintenance, accessories sales, housekeeping services and senior care services. We compete with many other companies in the sale of our services. The principal methods of competition in our businesses include quality and speed of service, brand awareness and reputation, customer satisfaction, pricing and promotions, professional sales forces, service provider network and referrals. While we compete with a broad range of competitors in each discrete segment, we do not believe that any of our competitors provides all of the services we provide in all of the segments we serve. All of the primary segments in which we operate are highly fragmented.

Competition for home appliance installation and maintenance services comes mainly from regional providers. Our primary direct competitors include China Union Guarantee and RRS.

Competition in the segment for housekeeping services comes mainly from local, independently-owned firms, and from a few larger companies such as Homeking and 58Daojia.

Competition in the segment for senior case services comes mainly from independently-owned regional providers.

Information Technology

We have invested in information systems and software packages designed to allow us to grow efficiently and scale across our organization, while retaining local and regional flexibility. We believe this capability provides us with a competitive advantage in our operations. Our sophisticated IT systems enable us to provide a high level of convenience and service to our customers. Our websites and customer-facing platforms, which operate and are staffed 24 hours a day, seven days a week, are able to take customer service requests, respond to customer questions and promptly assign service providers to a job.

Intellectual Property

We regard our patents, trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on patent, trademark and trade secret laws and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered four trademarks, including “e家快服”, in the PRC and 10 software copyrights in the PRC. We are the registered holder of 1 domain name for our website: www.ej111.com.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. We also provide additional commercial medical insurance coverage for our key management. We do not maintain business interruption insurance, general third-party liability insurance, product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China and in line with market practice.

Regulation

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are mainly governed by the Guidance Catalog of Industries for Foreign Investment (2017 revision), or the Catalog, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission on June 28, 2017 and entered into force on July 28, 2017. The Catalog divides industries into four categories in terms of foreign investment, which are “encouraged,” “restricted,” and “prohibited,” and all industries that are not listed under one of these categories are deemed to be “permitted.” Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

In June 2018, the Ministry of Commerce and the National Development and Reform Commission promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 2018. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List.

On March 15, 2019, the Standing Committee of the National People’s Congress passed the Foreign Investment Law of PRC, which became effective on January 1, 2020. The Law of the People’s Republic of China on China-Foreign Equity Joint Ventures, the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, and the Law of the People’s Republic of China on China-Foreign Contractual Joint Ventures shall be replaced at the same time. The Foreign Investment Law of PRC adopts the management system of the Negative List for foreign investment.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the Ministry of Industry and Information Technology and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. The Ministry of Industry and Information Technology issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an telecommunications business operating licenses is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested enterprises, most of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. In June 2015, the Ministry of Industry and Information Technology issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in an operator that “conducts e-commerce” business. However, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

In light of the above restrictions and requirements, we plan to conduct our value-added telecommunications businesses through our consolidated VIEs. E-Home Pingtan has obtained the license to conduct value-added telecommunication services for a term from November 21, 2019 to November 21, 2024.

Regulations Relating to Value-Added Telecommunication Services

Among all of the applicable laws and regulations, the Telecommunication Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the PRC State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, respectively, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunication services”. Value-added telecommunication services are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Telecom Catalogue was updated, respectively, categorizing online data and transaction processing, information services, among others, as value-added telecommunication services.

The Administrative Measures on Telecommunications Business Operating License, promulgated by the Ministry of Industry and Information Technology in 2009 and amended in July 2017, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunication services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunication services must first obtain a license from the Ministry of Industry and Information Technology or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

Regulations Relating to Internet Information Security

In 1997, the Ministry of Public Security promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress has enacted the Decisions on Maintaining Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

The PRC Cybersecurity Law was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017. Under this regulation, network operators, including online lending information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

We have, in accordance with relevant provisions on network security of the PRC, established necessary mechanisms to protect information security, including, among others, adopting necessary network security protection technologies such as anti-virus firewalls, intrusion detection and data encryption, keeping record of network logs, and implementing information classification framework.

Regulations Relating to Privacy Protection

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in December 2011, provide that, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require service providers to improve technology security standards, and safeguard user and transaction information. The Guidelines also prohibit service providers from illegally selling or disclosing users’ personal information. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

We have obtained consent from users to collect and use their personal information. While we have taken measures to protect the personal information that we have access to, our security measures could be breached resulting in the leak of such confidential personal information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity.

Regulations Relating to Intellectual Property

The Standing Committee of the National People’s Congress and the State Council have promulgated comprehensive laws and regulations to protect trademarks. The Trademark Law of the PRC (2013 revision) promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013, respectively, and the Implementation Regulation of the Trademark Law (2014 revision) issued by the State Council on August 3, 2002 and amended on April 29, 2014 are the main regulations protecting registered trademarks. The Trademark Office under the State Administration for Industry and Commerce administrates the registration of trademarks on a “first-to-file” basis, and grants a term of ten years to registered trademarks.

The PRC Copyright Law, adopted in 1990 and revised in 2001, 2010 respectively, with its implementation rules adopted on August 8, 2002 and revised in 2011 and 2013, respectively, and the Regulations for the Protection of Computer Software as promulgated on December 20, 2001 and amended in 2011 and 2013 provide protection for copyright of computer software in the PRC. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.

The Ministry of Industry and Information Technology promulgated the Administrative Measures on Internet Domain Name on August 24, 2017 to protect domain names. According to these measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

We have adopted necessary mechanisms to register, maintain and enforce intellectual property rights in China. However, we cannot assure you that we can prevent our intellectual property from all the unauthorized use by any third party, neither can we promise that none of our intellectual property rights would be challenged any third party.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may constitute criminal offences.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. The enterprise may be ordered to pay the full amount within a deadline if it fails to make adequate contributions to various employee benefit plans and may be subject to fines and other administrative sanctions.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from the State Administration of Foreign Exchange by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from the State Administration of Foreign Exchange or its local office.

On February 13, 2015, the State Administration of Foreign Exchange promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from the State Administration of Foreign Exchange. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of the State Administration of Foreign Exchange, may review the application and process the registration.

The Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise was promulgated on March 30, 2015 and became effective on June 1, 2015. According to this Circular, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts was promulgated and became effective on June 9, 2016. According to this Circular, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. This Circular provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. This Circular reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, the State Administration of Foreign Exchange promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to this Circular, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

The State Administration of Foreign Exchange issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Circular 37 defines a “special purpose vehicle” as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 stipulates that, prior to making contributions into a special purpose vehicle, PRC residents or entities be required to complete foreign exchange registration with the State Administration of Foreign Exchange or its local branch. In addition, the State Administration of Foreign Exchange promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than the State Administration of Foreign Exchange in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not obtained registration as required before the implementation of the Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase their registered capital or distribute profits.”

Regulations on Stock Incentive Plans

The State Administration of Foreign Exchange promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by the State Administration of Foreign Exchange in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, PRC residents participating in stock incentive plan in an overseas publicly-listed company are required to register with the State Administration of Foreign Exchange or its local branches and follow certain other procedures. Participants of a stock incentive plan who are PRC residents must conduct the registration and other procedures with respect to the stock incentive plan through a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution appointed by the PRC subsidiary. In addition, the PRC agent is required to update the relevant registration should there be any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee stock options, apply to the State Administration of Foreign Exchange or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents prior to distribution to such PRC residents.

We intend to adopt a share incentive plan after the initial public offering, under which we will have the discretion to award incentives and rewards to eligible participants. We plan to advise the recipients of awards under our share incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with the State Administration of Foreign Exchange in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016, respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014, respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from E-Home WFOE, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our consolidated VIEs to make remittance to E-Home WFOE and on the ability of E-Home WFOE to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors—Risks Related to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiary to fund offshore cash and financing requirements.”

Regulations Relating to Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and the State Administration of Foreign Exchange, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009. These regulations, among other things, require that (i) PRC entities or individuals obtain approval from the Ministry of Commerce before they establish or control a special purpose vehicle overseas, provided that they intend to use the special purpose vehicle to acquire their equity interests in a PRC company at the consideration of newly issued share of the special purpose vehicle, or Share Swap, and list their equity interests in the PRC company overseas by listing the special purpose vehicle in an overseas market; (ii) the special purpose vehicle obtains approval from the Ministry of Commerce before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the special purpose vehicle obtains China Securities Regulatory Commission approval before it lists overseas. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with the initial public offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

Regulations Relating to Taxation

Dividend Withholding Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law which became effective on January 1, 2008 and amended on February 24, 2017. According to Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Administration of Taxation, when determining the status of “beneficial owners,” a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, etc. However, even if an applicant has the status as a “beneficiary owner,” if the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

Enterprise Income Tax

In December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008. The Enterprise Income Tax Law and its relevant implementing rules (i) impose a uniform 25% enterprise income tax rate, which is applicable to both foreign-invested enterprises and domestic enterprises (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the State Administration of Taxation on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the State Administration of Taxation on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within seven days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. See “Risk Factors—Risks Related to Doing Business in China—We and our existing shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

Value-Added Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and General Administration of Customs issued Announcement on Policies for Deepening the VAT Reform jointly, under which the VAT rates under the basic mechanism is 13% for the sectors such as operating and financial leases of equipment, 9% for sectors such as transportation, postal, basic telecommunication, and construction services as well as sales and leases of real property and real property rights, 0% for exported services and 6% for all remaining services, including financial services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. Furthermore, according to Announcement of the State Taxation Administration on Matters relating to Expanding the Scope of the Pilot Scheme for Issuance of Special VAT Invoices by Small-Scale Taxpayers issued by State Administration on February 3, 2019, the basic mechanism may not apply to small-scale taxpayers who may pay the VAT taxes at the levy rates of 3% and 5% on the basis of their sales amount.

C. Organizational Structure

See “A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

D. Facilities

Our corporate headquarters are located in Fuzhou City, China, where we lease an area of approximately 1,028.5 square meters under a 1-year lease expiring on December 31, 2020. Monthly payments under this lease are RMB26,620 (approximately $3,872). We intend to renew the lease when it expires.

On December 22, 2017, in connection with the development of our senior care services, we entered into a lease agreement with Fujian Focus Media Co., Ltd., under which we obtained the right of use of Fuzhou Shoushan Waterfall Scenic Area and leased seven villas located in Lingtou Village of Jinan District of Fuzhou City.  The term of the lease agreement is 20 years expiring on December 31, 2037. On March 12, 2019, we entered into a supplemental lease agreement with Fujian Focus Media Co., Ltd., pursuant to which beginning on April 1, 2019, we ceased leasing of four villas. Pursuant to the supplemental lease agreement, the consideration of RMB15 million (approximately $2.2 million) for the right of use of Fuzhou Shoushan Waterfall Scenic Area remained unchanged, and we have paid off this amount in full. The rental payment for the remaining three villas shall be made every five years, which is RMB4,950,000 (approximately $720,031) for the period of 2023-2027 (due and payable in 2022), RMB5,445,000 (approximately $792,035) for the period of 2028-2032 (due and payable in 2027), and RMB5,989,500 (approximately $871,238) for the period of 2033-2037 (due and payable in 2032).  When the lease expires, we have the priority to renew.

On December 19, 2018, we entered into a long-term lease agreement with Jinjiang Qingyang Qinghua Business Hotel, with a view to subleasing the hotel and earning rental payments. Under the lease agreement, we rent the entire 11-floor hotel building with a rental area of 6,600 square meters for a minimum of ten years. The lease agreement required that we pay a lump sum of RMB 4 million (approximately $581,844) as rent, of which RMB 500,000 (approximately $72,730) shall be paid within 30 days after the right to lease the building is transferred to us, evidenced by further agreements, and the remaining RMB 3.5 million (approximately $509,113) is due within 50 days after completing relevant registrations. In addition, we need to pay the rent the landlord had prepaid which equals RMB 945,000 (approximately $137,461) within 30 days after the right to lease the building is transferred to us. On January 15, 2019, we entered into a supplemental agreement to the lease agreement, under which we shall pay the first RMB 500,000 (approximately $72,730) and the prepaid rent of RMB 945,000 (approximately $137,461) to the landlord on January 16, 2019. As the landlord had received RMB 280,000 (approximately $40,729) in prepaid rent, we were required to pay the remaining RMB 3,220,000 (approximately $468,384) within 50 days after completing all registrations and other procedures. On March 5, 2019, we entered into a second supplement to the lease agreement which clarifies and modifies major terms of the original lease agreement. Pursuant to the second supplement, the lease term commences on January 1, 2019 and ends on September 30, 2028, and we shall pay rent in installments. For the period of January 1, 2019–September 30, 2019, we shall pay a monthly rent of RMB 105,000 (approximately $15,273), totaling RMB 945,000 (approximately $137,461) which is due upfront in January 2019; for the period of October 1, 2019– September 30, 2020, the monthly rent is RMB 105,000 and we shall pay the total of RMB 1.26 million (approximately $183,281) upfront in October 2019; and for the period of October 1, 2020–September 30, 2028, the monthly rent shall be RMB 115,500 (approximately $16,801) and we shall pay a yearly rent of RMB 1,386,000 (approximately $201,609) upfront in each October.

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. See also “Introductory Notes—Forward-looking Information.”

A. Operating Results

Overview

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e家快服”, across 32 provinces in China. Currently, these services primarily include home appliance services and housekeeping services. For our home appliance services, we partner with individuals and service stores which provide the technicians to deliver the on-site services. We have partnerships with more than 2,500 individuals and service stores providing these services in China. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We currently have more than 2,300 cleaners and nannies providing our housekeeping services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services. In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair and maintenance of home appliances to delivery, installation, repair and maintenance of home appliances, home-moving, house cleaning, nanny and maternity matron. We have also launched and are actively promoting our senior care services, but so far we have only generated a limited amount of revenue from these services. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise. We currently have approximately 380 employees to support our operations.

Our revenue has decreased from approximately $51.15 million for the year ended June 30, 2019 to approximately $46.20 million for the year ended June 30, 2020, a decrease of approximately 9.67%, and net income has decreased from approximately $10.17 million for the year ended June 30, 2019 to approximately $5.65 million for the year ended June 30, 2020, a decrease of approximately 44.48%. Such decrease was due to a $8,209,037 decrease in revenue from installation and maintenance, offset, in part, by an increase in revenue from our housekeeping services, which we began providing in the fiscal year ended June 30, 2018, and an increase in revenue from our senior care services, which we began providing in the fiscal year ended June 30, 2020.

Our revenue has increased from approximately $45.81 million for the year ended June 30, 2018 to approximately $51.15 million for the year ended June 30, 2019, an increase of approximately 11.65%, and net income has increased from approximately $9.69 million for the year ended June 30, 2018 to approximately $10.17 million for the year ended June 30, 2019, an increase of approximately 4.95%. Such increase was due to a $6,901,132 increase in revenue from housekeeping services, which we began providing in the fiscal year ended June 30, 2018, offset, in part, by a decrease in revenue from our installation and maintenance services.

The ongoing coronavirus pandemic has had a materially adverse effect on our industry and the markets in which we operate. All of our operating subsidiaries, VIEs, employees and customers are located in China. The outbreak caused us to suspend our home appliances business and part of our cleaning business in February 2020. In addition, our operations in Hubei province have been shut down since the outbreak. The Company’s business performance in February 2020 have decreased by approximately 98% compared to February 2019 due to the outbreak as well as the extended Chinese New Year holiday. After the extended holiday ended in mid-February, businesses in China were slow to restart. Since late February, travel restrictions in the areas where we primarily operate have also been gradually lifted. Management and employees have been making every effort to mitigate the impacts of the coronavirus by focusing on disinfection service and promoting our senior care online. In February 2020, we continued to provide cleaning services (including disinfection services) to stores, offices and certain residential communities, where outsiders may have access, but suspended our home cleaning services as well as the services of home appliances maintenance and repair to residential communities that limit access for outsiders. As of the date of this annual report, almost all of our operations have resumed. As a result of the adverse economic effect of the coronavirus, our overall operating results and financial condition during the fiscal year ended June 30, 2020 were adversely affected. Customers’ demands for our home appliance and housekeeping services from January through March of 2020 declined by 77% and 53%, respectively, compared to customers’ demands from January through March of 2019.

As the coronavirus outbreak continues to spread beyond China, the extent to which the coronavirus impacts our operations and results in the long-term will depend on future developments, including, among others, actions of Chinese government to contain imported infections, which are highly uncertain and cannot be reasonably predicted. This is a rapidly evolving situation, and we will continue to monitor and mitigate developments affecting our workforce, our customers, and the public at large to the extent we are able to do so. See “Risks Related to Our Business and Industry — We face risks related to natural disasters, health epidemics and other outbreaks, especially the outbreak of COVID-19 since December 2019 which may have a material adverse effect on our business, results of operation and financial condition.”

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	growth in the Chinese economy;

●	industry demand;

●	contract pricing and terms;

●	competition in the home appliance services and in-home care and other household services industries;

●	strategic acquisitions and investments;

●	changes to government policies;

●	market conditions and our market position; and

●	our ability to broaden service offerings and diversify our customer base.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

PRC

Enterprise Income Tax

Generally, our PRC subsidiary, VIEs and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. If our holding company in the Cayman Islands or any of our subsidiaries outside the PRC is considered as a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Risk Factors—Risks Related to Doing Business in China— We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

Value Added Tax

Our revenue from installation services is subject to a value added tax, or VAT, rate of 11% and our revenue from maintenance services and sales of goods was subject to a VAT rate of 17% prior to May 1, 2018, which was subsequently reduced to 16%.

According to PRC regulations, no VAT will be levied if an enterprise provides employee-based household services. E-Home Pingtan applied for the tax exemption in July 2017 and was approved by the PRC State Administration of Taxation, so the VAT rate for installation, maintenance, after-sales and cleaning service is 0% since July 2017.

Withholding Tax on Dividends

Dividends paid by E-Home WFOE to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at a reduced tax rate of 5%. See “Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Our Reportable Segments

As of June 30, 2020, our operations are organized into three reportable segments: installation and maintenance, housekeeping, and senior care services. Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins.

Critical Accounting Policies

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our combined and consolidated financial statements and related notes. We periodically evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition. We generate revenues mainly from offering services. In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, “Revenue from Contracts with Customers (Topic 606).” Since the release of ASU 2014-09, the FASB issued the following additional ASUs further updating Topic 606: in August 2015, ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”; in March 2016, ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”; in April 2016, ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”; in May 2016, ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”; and in December 2016, ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers.”

Collectively these ASUs introduce a new principles-based framework for revenue recognition and disclosure. The core principle of the standard is when an entity transfers goods or services to customers it will recognize revenue in an amount that reflects the consideration it expects to be entitled to for those goods or services. The standard also expands the required disclosures to include the disaggregation of revenue from contracts with customers into categories that depict how the nature, timing, and uncertainty of revenue and cash flows are affected by economic factors. We adopted this standard on January 1, 2018 and are using a modified retrospective adoption approach. The standard will be applied to contracts that have not been completed at January 1, 2018 and will not be applied to contracts that were modified before the beginning of the earliest reporting period presented.

We generate revenues primarily from installation and maintenance services, housekeeping services and senior care services. We sell our services through a third-party service provider, the WeChat platform. Under ASC 606, revenues are recognized when services are transferred to our customers, in an amount of consideration we expect to be entitled to in exchange for the services.

We determine revenue recognition through the following steps:

●	identification of the contract, or contracts, with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when, or as, we satisfy a performance obligation.

Our revenues have been subject to VAT. To record VAT payable, we use the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Installation & maintenance

Installation and maintenance services mainly consisting of the following services: technical home installation and repair, maintenance and other after sale services. Revenues from installation and maintenance services are recognized at a point in time once the service is transferred to the customer. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. We, acting as principal, contracts with third-party service providers (i.e., service outlets), acting as agents. We are responsible for market development and providing the customer information to the service provider, directing the outlet to provide services and coordination with the customer, while the service provider provides the door-to-door service. The price of services is set by us and the service provider is only responsible for collection of payments. When our end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. We choose the service provider by the proximity principle. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, we are still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, we will communicate directly with the end customer. The service provider is not obligated to pay us. To minimize our risk, the service provider will remit payment of any outstanding receivables each month.

Housekeeping services

Housekeeping services refer to services including housecleaning, nanny service, maternity matron and personnel staffing. Revenues from housekeeping are recognized at a point in time upon completion of service to the customer based on the relative selling price method.

Senior care services

Senior care services refer to services including BP, heart rate test, daily steps count, location and track record, call for help by Wechat or phone, and other care services rendered to senior customers through an E-watch, which is given to the customers when they pay the annual fees. The customers sign a contract for the services with the Company. The contract term is normally one year. The revenues from senior care services are allocated into the revenue from the E-watch sold and the revenue of the services provided. Revenues from the E-watch sold are recognized at a point in time once customers receive the E-watch and the revenues of the services provided are recognized over the service period.

Disaggregation of revenue from contracts with customers

The senior care services consist of the sale of E-watch and the care services. The E-watch cannot be sold to the customers solely without the care services, and the care services should be rendered by the E-watch.

Consequently, the Company regards these operating activities as operating in one material segment, being the revenue of senior care services.

Our process for implementing Topic 606 included, but was not limited to, identifying contracts within the scope of the standard, identifying distinct performance obligations within each contract, and applying the new guidance for measuring and recognizing revenue to each performance obligation. We concluded that adoption of Topic 606 did not have a material impact on our consolidated balance sheets, consolidated income statements or on our consolidated statements of cash flows.

Accounts Receivable, Net. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. We usually determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Leases. Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria meets, the lease shall be classified as an operating lease. For lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term. In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. We adopted ASC 842 effective as of the beginning of the first period presented by using a modified retrospective transition approach in the accompanying financial statements of us. The adoption of this standard had a material impact on our financial position, with no material impact on the results of operations and cash flows (see Notes 7 and 8).

Our accounting policy is to recognize lease payments as rental expense for short-term leases less than 12 months. During the fiscal year ended June 30, 2020 and 2019, the Group recognized $65,702 and $76,314 in rental expense pertaining to two short-term leases.

Fair Value of Financial Instruments. The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets and liabilities.

Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

We consider the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, and accounts payable to approximate the fair value of the respective assets and liabilities as of June 30, 2020 and 2019 owing to their short-term or immediate nature.

Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charge equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation technique.

Commitments and Contingencies. We follow subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. We assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. There are no known commitments or contingencies as of June 30, 2020 or 2019.

Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any PRC tax paid by subsidiaries during the year is recorded. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

Recent Accounting Pronouncements

We consider the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05, “Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118,” which amends the FASB ASC and XBRL Taxonomy based on the Tax Cuts and Jobs Act, or the Act, that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 that was released by the SEC. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. We have adopted this new guidance on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2019 and 2020

The following table shows key components of our results of operations during the years ended June 30, 2019 and 2020, in dollars and as a percentage of our total revenue.

	Year Ended June 30, 2019		Year Ended June 30, 2020
	Amount	% of Revenue	Amount	% of Revenue
Revenue
Installation and Maintenance	$40,644,254	79.46	$32,435,217	70.20
Housekeeping	10,505,072	20.54	11,704,899	25.33
Senior care services	-	-	2,060,833	4.46
Total revenue	51,149,326	100.00	46,200,949	100.00
Total cost of revenue	31,771,326	62.11	30,101,072	65.15
Operating expenses
Sales and marketing expenses	4,101,960	8.02	7,514,211	16.26
General and administrative expenses	1,554,523	3.04	1,114,984	2.41
Total operating expenses	5,656,483	11.06	8,629,195	18.68
Income from operations	13,721,517	26.83	7,470,682	16.17
Other income (expenses)
Interest income	61,686	0.12	103,388	0.22
Interest expenses	(22,021)	(0.04)	(26,447)	(0.06)
Foreign currency exchange loss	(23,675)	(0.05	(1,040)	(0.002)
Total other income (expenses)	15,990	0.03	75,901	0.16)
Income before income taxes	13,737,507	26.86	7,546,583	16.33
Income tax expense	(3,565,146)	(6.97)	(1,898,575)	(4.11)
Net income	10,172,361	19.89	5,648,008	12.22
Net income attributable to minority interests	(61,414)	(0.12	(1,443)	(0.003)
Net income attributable to company shareholders	$10,233,775	$20.01	$5,649,451	$12.23

Revenue. We generate revenue from the provision of installation and maintenance services and the provision of housekeeping services. Our total revenue was $46,200,949 for the year ended June 30, 2020, compared to $51,149,326 for the year ended June 30, 2019, a decrease of $4,948,377, or 9.67%. Such decrease was due to a $8,209,037 decrease in revenue from installation and maintenance, offset, in part, by an increase in revenue from our housekeeping services, which we began providing in the fiscal year ended June 30, 2018, and an increase in revenue from our senior care services, which we began providing in the fiscal year ended June 30, 2020.

Revenue from installation and maintenance services decreased by $8,209,037, or 20.20%, to $32,435,217 for the year ended June 30, 2020 from $40,644,254 for the year ended June 30, 2019. Such decrease was primarily due to the coronavirus outbreak in China. Installation and maintenance services accounted for 70.20% of our total revenue for the year ended June 30, 2020, as compared to 79.46% for the year ended June 30, 2019.

Revenue from housekeeping services amounted to $11,704,899, or 25.33% of total revenue, for the year ended June 30, 2019, increased by $1,199,827, or 11.42%, from $10,505,072 for the year ended June 30, 2019. Such increase was primarily due to the significant increase in revenue from housekeeping services for the first six months of the fiscal year 2020, though the revenue from housekeeping services for the last six months of the fiscal year 2020 declined because of the coronavirus outbreak in China. We began to provide such services since January 2018.

Our test operations for senior care services began in February 2019. Revenue from this new segment amounted to $2,060,833, or 4.46% of total revenue, for the year ended June 30, 2020. We leased 60 cars as well as 3 villas to support and develop our senior care services. These villas are currently used to demonstrate to customers our senior care services and activities for free. We plan to use the 3 villas as our nursing homes in the future.

Cost of revenue. Our cost of revenue includes service fees paid to staff, outlets and suppliers for the services rendered and the cost of accessories sold. Our cost of revenue decreased by $1,670,254, or 5.26%, to $30,101,072 for the year ended June 30, 2020 from $31,771,326 for the year ended June 30, 2019. Such increase was in line with our increased revenue.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff involved in selling and marketing efforts, advertising cost, depreciation, travel and leasing expenses. Our sales and marketing expenses increased by $3,412,251, or 83.19%, to $7,514,211 for the year ended June 30, 2020 from $4,101,960 for the year ended June 30, 2019. Such significant increase was primarily due to the subsidy of approximate $3.1 million that we provided to our service providers and service centers in March 2020 due to the coronavirus pandemic. As a percentage of revenue, sales and marketing expenses increased to 16.26% for the year ended June 30, 2020 from 8.02% for the year ended June 30, 2019.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance, benefits, office leases, general office expenses and depreciation. Our general and administrative expenses decreased by $439,539, or 28.27%, to $1,114,984 for the year ended June 30, 2020 from $1,554,523 for the year ended June 30, 2019. Such decrease was mainly due to the decrease of professional fees and benefits. As a percentage of revenue, general and administrative expenses decreased to 2.41% for the year ended June 30, 2020 from 3.04% for the year ended June 30, 2019.

Income from operations. As a result of the foregoing, we recorded income from operations of $7,470,682 for year ended June 30, 2020, compared $13,721,517 for the year ended June 30, 2019, a decrease of 45.55%.

Total other income (expenses). We had $75,901 in total other income for the year ended June 30, 2020, as compared to $15,990 in total other income for the year ended June 30, 2019. Total other income (expenses), net, for the year ended June 30, 2020 consisted of entirely of interest income in the amount of $103,388, offset by interest expense in the amount of $26,447 and foreign currency exchange loss in the amount of $1,040. Total other income (expenses), net, for the year ended June 30, 2019 consisted of interest income in the amount of $61,686, offset by interest expense in the amount of $22,021 and foreign currency exchange loss in the amount of $23,675.

Income tax expense.  We recorded income tax expenses of $1,898,575 for the year ended June 30, 2020, as compared to $3,565,146 for the year ended June 30, 2019, a decrease of $1,666,571 or 46.75%. The decrease in the income tax expense mainly resulted from the decrease in our revenue. See also “—Taxation” above.

Net income attributable to company shareholders. As a result of the cumulative effect of the factors described above, our net income attributable to our shareholders decreased by $4,584,324, or 44.80%, to $5,649,451 for the year ended June 30, 2020 from $10,233,775 for the year ended June 30, 2019.

Comparison of Fiscal Years Ended June 30, 2018 and 2019

The following table shows key components of our results of operations during the years ended June 30, 2018 and 2019, in dollars and as a percentage of our total revenue.

	Year Ended June 30, 2018		Year Ended June 30, 2019
	Amount	% of Revenue	Amount	% of Revenue
Revenue
Installation and Maintenance	$42,206,282	92.13	$40,644,254	79.46
Housekeeping	3,603,940	7.87	10,505,072	20.54
Total revenue	45,810,222	100.00	51,149,326	100.00
Total cost of revenue	27,046,362	59.04	31,771,326	62.11
Operating expenses
Sales and marketing expenses	5,008,263	10.93	4,101,960	8.02
General and administrative expenses	766,369	1.67	1,554,523	3.04
Total operating expenses	5,774,632	12.61	5,656,483	11.06
Income from operations	12,989,228	28.35	13,721,517	26.83
Other income (expenses)
Interest income	31,889	0.07	61,686	0.12
Interest expenses	(80,137)	(0.17)	(22,021)	(0.04)
Foreign currency exchange loss	-	-	(23,675)	(0.05)
Total other income (expenses)	(48,248)	(0.11)	15,990	0.03)
Income before income taxes	12,940,980	28.25	13,737,507	26.86
Income tax expense	(3,248,636)	(7.09)	(3,565,146)	(6.97)
Net income	9,692,344	21.16	10,172,361	19.89
Net income attributable to minority interests	11,137	0.02	(61,414)	(0.12)
Net income attributable to company shareholders	$9,681,207	$21.13	$10,233,775	$20.01

Revenue. We generate revenue from the provision of installation and maintenance services and the provision of housekeeping services. Our total revenue was $51,149,326 for the year ended June 30, 2019, compared to $45,810,222 for the year ended June 30, 2018, an increase of $5,339,104, or 11.65%. Such increase was due to a $6,901,132 increase in revenue from housekeeping services, which we began providing in the fiscal year ended June 30, 2018, offset, in part, by a decrease in revenue from our installation and maintenance services.

Revenue from installation and maintenance services decreased by $1,562,028, or -3.70%, to $40,644,254 for the year ended June 30, 2019 from $42,206,282 for the year ended June 30, 2018. Such decrease was primarily due to the diversion of resources to developing our housekeeping business. Installation and maintenance services accounted for 79.46% of our total revenue for the year ended June 30, 2019, as compared to 92.13% for the year ended June 30, 2018.

Revenue from housekeeping services amounted to $10,505,072, or 20.54% of total revenue, for the year ended June 30, 2019, increased by $6,901,132, or 191.49%, from $3,603,940 for the year ended June 30, 2018. Such increase was primarily due to increased promotion of our services and the expansion of our business generally. We began to provide such services since January 2018.

Our test operations for senior care services began in February 2019. We have not generated revenue from this new segment as of June 30, 2019.

Cost of revenue. Our cost of revenue includes service fees paid to staff, outlets and suppliers for the services rendered and the cost of accessories sold. Our cost of revenue increased by $4,724,964, or 17.47%, to $31,771,326 for the year ended June 30, 2019 from $27,046,362 for the year ended June 30, 2018. Such increase was in line with our increased revenue.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff involved in selling and marketing efforts, advertising cost, depreciation, travel and leasing expenses. Our sales and marketing expenses decreased by $906,303, or 18.10%, to $4,101,960 for the year ended June 30, 2019 from $5,008,263 for the year ended June 30, 2018. Such decrease was primarily due to decreased marketing costs. As a percentage of revenue, sales and marketing expenses decreased to 8.02% for the year ended June 30, 2019 from 10.93% for the year ended June 30, 2018.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance, benefits, office leases, general office expenses and depreciation. Our general and administrative expenses increased by $788,154, or 102.84%, to $1,554,523 for the year ended June 30, 2019 from $766,369 for the year ended June 30, 2018. Such increase was due to the increasing costs for supporting our expanding business. As a percentage of revenue, general and administrative expenses increased to 3.04% for the year ended June 30, 2019 from 1.67% for the year ended June 30, 2018.

Income from operations. As a result of the foregoing, we recorded income from operations of $13,721,517 for year ended June 30, 2019, compared $12,989,228 for the year ended June 30, 2018, an increase of 5.64%.

Total other income (expenses). We had $15,990 in total other income for the year ended June 30, 2019, as compared to $48,248 in total other income for the year ended June 30, 2018. Total other income (expenses), net, for the year ended June 30, 2019 consisted of interest income in the amount of $61,686, offset by interest expense in the amount of $22,021 and foreign currency exchange loss in the amount of $23,675. Total other income (expenses), net, for the year ended June 30, 2018 consisted of entirely of interest income in the amount of $31,889, offset by interest expense in the amount of $80,137.

Income tax expense.  We recorded income tax expenses of $3,565,146 for the year ended June 30, 2019, as compared to $3,248,636 for the year ended June 30, 2018, an increase of $316,510 or 9.74%. The increase in the income tax expense mainly resulted from the increase in our revenue. See also “—Taxation” above.

Net income attributable to company shareholders. As a result of the cumulative effect of the factors described above, our net income attributable to our shareholders increased by $552,568, or 5.71%, to $10,233,775 for the year ended June 30, 2019 from $9,681,207 for the year ended June 30, 2018.

B. Liquidity and Capital Resources

As of June 30, 2020, we had cash and cash equivalents of $25,022,199. To date, we have financed our operations primarily through net cash flow from operations. We expect to finance our operations and working capital needs in the near future from part of our net proceeds of the initial public offering and cash generated through operations.

We believe that our current levels of cash and cash flows from operations, combined with the net proceeds from the initial public offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended June 30,
	2018	2019	2020
Net cash provided by operating activities	$10,086,366	$9,240,128	$3,799,260
Net cash provided by (used in) investing activities	(3,963,172)	382,434	(1,038,987)
Net cash provided by (used in) financing activities	941,185	-	(247,603)
Net increase in cash and cash equivalents	7,064,379	9,622,562	2,512,670
Effect of currency translation	$69,172	$(497,288)	$(719,843)
Cash and cash equivalents at beginning of the period	6,970,547	14,104,098	23,229,372
Cash and cash equivalents at end of the period	14,104,098	23,229,372	25,022,199

Operating Activities

Net cash provided by operating activities was $9,240,128 for the year ended June 30, 2019, as compared to $10,086,366 for the year ended June 30, 2018. For the year ended June 30, 2019, the net income of $10,172,361, income tax expense in the amount of $3,565,146, accounts receivables, net, in the amount of $981,806, accounts payable and accrued expenses in the amount of $1,243,811, and depreciation and amortization in the amount of $385,542, offset by taxes payable in the amount of $3,591,087, prepayment and other current assets in the amount of $790,999, and long-term prepayments and other non-current assets in the amount of $2,754,089, were the primary drivers of the cash provided by operating activities. For the year ended June 30, 2018, the net income of $9,692,344, income tax expense in the amount of $3,248,636, accounts payable and accrued expenses in the amount of $642,066, and depreciation and amortization in the amount of $218,281, offset by taxes payable in the amount of $3,516,634 and account receivables, net, in the amount of $303,258, were the primary drivers of the cash provided by operating activities.

Net cash provided by operating activities was $3,799,260 for the year ended June 30, 2020, as compared to $9,240,128 for the year ended June 30, 2019. For the year ended June 30, 2020, the net income of $5,648,008, income tax expense in the amount of $1,898,575, depreciation and amortization in the amount of $716,268, accounts payable and accrued expenses in the amount of $157,007, and long-term prepayments and other non-current assets in the amount of $116,555, offset by taxes payable in the amount of $3,281,651, prepayment and other current assets in the amount of $772,764 , and account receivables, net, in the amount of $709,185, were the primary drivers of the cash provided by operating activities.

Investing Activities

Net cash provided by investing activities was $382,434 for the year ended June 30, 2019, as compared to net cash used in the amount of $3,963,172 for the year ended June 30, 2018. Net cash provided by investing activities for the year ended June 30, 2019 consisted of cash refund from the terminated leasehold in the amount of $659,241, cash refund of land deposits in the amount of $732,490, and proceeds from disposal of property and equipment in the amount of $11,720, offset by right-of-use-assets costs in the amount of $1,020,358, and purchases of property, plant and equipment in the amount of $659, while net cash used in investing activities for the year ended June 30, 2018 consisted of right-of-use-assets costs in the amount of $2,382,623, cash paid for land deposits in the amount of $1,537,177, and purchases of property, plant and equipment in the amount of $45,831, offset by proceeds from disposal of property and equipment in the amount of $2,459.

Net cash used in investing activities was $1,038,987 for the year ended June 30, 2020, as compared to net cash provided by the amount of $382,434 for the year ended June 30, 2019. Net cash used in investing activities for the year ended June 30, 2020 consisted of right-of-use-assets costs in the amount of $283,401, cash paid for land deposits in the amount of $711,308, purchase of intangible assets in the amount of $42,678, and purchases of property, plant and equipment in the amount of $1,600.

Financing Activities

Net cash provided by financing activities for the year ended June 30, 2018 consisted entirely of capital contributions in the amount of $941,185. We did not have any financing activities for the year ended June 30, 2019.

Net cash used in financing activities was $247,603 for the year ended June 30, 2020 consisted of repayment to shareholders in the amount of $264,829, offset by the discontinued operation of company in the amount of $17,226.

Capital Expenditures

We made capital expenditures of $2,428,454, $1,021,017 and $327,679 in the years ended June 30, 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment, including office equipment, electronic equipment and motor vehicles, and the right-of-use asset for Fuzhou Shoushan Waterfall Scenic Area. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Holding Company Structure

E-Home Household Service Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through E-Home WFOE and its subsidiary, VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by E-Home WFOE. If E-Home WFOE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, E-Home WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, E-Home WFOE, its VIEs and their subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, each may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and these entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange. E-Home WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

C. Research and Development

We currently do not have any research and development expenses.

D. Trend Information

For a discussion of trend information, see “Item 5. Operating and Financial Review and Prospects.”

E. Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to an investment in our securities.

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth our contractual obligations as of June 30, 2020:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital lease obligations	$620,087	75,162	150,324	150,324	244,277
Operating lease obligations	4,134,826	224,027	1,147,256	448,054	2,315,489
Total	$4,754,913	299,189	1,297,580	598,378	2,559,766

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2020.

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Wenshan Xie	47	Chairman and Chief Executive Officer
Qun Wei	34	Chief Financial Officer
Chenan Yang	56	Chief Marketing Officer and Director
Yang Chen	29	Chief Technology Officer
Yijing Ye	55	Independent Director*
Ratansha B. Vakil	59	Independent Director*
Jianhua Wang	48	Independent Director*

*Ms. Yijing Ye, Mr. Ratansha Vakil and Mr. Jianhua Wang have accepted appointments as our independent directors, effective immediately prior to the listing of our ordinary shares on the Nasdaq Capital Market.

Wenshan Xie. Mr. Xie is our founder and has served as our Chief Executive Officer and Chairman since May 23, 2019. He has served as Chief Executive Officer of E-Home Pingtan since 2014. Since 2007, Mr. Xie has also been the executive director and general manager of Fuzhou Bangchang. Mr. Xie is a pioneer in China’s home appliance service industry and has devoted himself to this industry for 15 years. He received his Executive Master of Business Administration degree from the School of Continuing Education at Tsinghua University in 2010.

Qun Wei. Mr. Wei has served as our Chief Financial Officer since May 23, 2019 and he has served as financial manager of E-Home Pingtan since July 2018. He has worked in the finance industry for about four years. Before joining us, Mr. Wei was the financial manager at Malaoqi Restaurant Management Co., which mainly focuses on the production and development of Fujian traditional food products, from 2017 to 2018. He served as general manager assistant in Fujian Fushuo Cable Ltd., a cable product sales company, from 2014 to 2017. Mr. Wei received his bachelor’s degree in accounting and auditing from Fujian Jiangxia University in 2010.

Chenan Yang. Mr. Yang has served as our Chief Marketing Officer and as a member of our board of directors since May 23, 2019 and he has served as marketing manager of E-Home Pingtan since 2014. Mr. Yang is a marketing professional with 18 years of experience. Prior to joining us, he served as South China sales director at Guangzhou Wanbao Group Co., Ltd, a home appliance company in China, from 2011 to 2014.

Yang Chen. Mr. Chen has served as our Chief Technology Officer since May 23, 2019 and he has served as IT manager of E-Home Pingtan since 2015. He has four years’ experience in website development. Mr. Chen worked in the new media product operation department in Fuzhou Yeats Optoelectronic Technology Co, Ltd., an LED product sales company in Fujian, from 2014 to 2015. Mr. Chen received his bachelor’s degree in mechanical design from Fuzhou University Zhicheng College in 2014.

Yijing Ye. Ms. Ye will serve as our independent director effective immediately prior to the listing of our ordinary shares on the Nasdaq Capital Market. She has more than 20 years of extensive experience relating to financial analysis, accounting and financial management. Since 2009, Ms. Ye has been the Chief Financial Officer of Easen International, Inc., an international firm headquartered in San Diego that provides environmental and financial services for industrial clients, international development organizations and government agencies.  From 2005 to 2009, she was a financial specialist at Easen International, Inc.’s Shanghai office.  From 1999 to present, Ms. Ye has also acted as a freelance international consultant and participated in more than 30 international projects financed by various international organizations, such as the Asian Development Bank, the World Bank and the International Finance Corporation, in which she served as the international financial specialist, performing institutional, accounting, financial and economic assessment, forecasting, and comprehensive analysis using self-designed models or models approved by the banks. Ms. Ye holds a Master’s degree in financial engineering from Shanghai Jiao Tong University, a Master of law in economics from Wuhan University, and a BS degree in finance and banking from Shanghai University of Finance and Economics.

Ratansha B Vakil. Mr. Vakil will serve as our independent director effective immediately prior to the listing of our ordinary shares on the Nasdaq Capital Market. Since April 2017, Mr. Vakil has been President of SkyFi Capital Partners Inc., a firm based in New York City that provides financial and management consulting services.   From April 2012 to April 2017, he was an advisor of IT and funding at Prestige Investment Associates Inc.  Prior to that, he provided consulting services on accounting, financial, management and analytical software systems to companies. Mr. Vakil received an MBA in international business and finance from the University of San Diego and a bachelor’s degree in computer science and economics with a minor in mathematics from the National University of Singapore.

Jianhua Wang. Mr. Wang will serve as our independent director effective immediately prior to the listing of our ordinary shares on the Nasdaq Capital Market. Since 2009, Mr. Wang has acted as a senior manager at China Taiping Insurance Group Ltd, one of the largest insurance companies in China. From October 2016 to December 2018, he was a director of Yanguangwo (Beijing) Culture Development Co., Ltd. Mr. Wang holds a bachelor’s degree in financial management from Zhongnan University of Economics and Law.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Executive Compensation

For the fiscal year ended June 30, 2020, the aggregate cash compensation and benefits that we paid to our executive officers was approximately $79,276.

Director Compensation

For the fiscal year ended June 30, 2020, we did not pay any compensation to our directors. None of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended June 30, 2020. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

C. Board Practices

Board Composition and Committees

Our board of directors currently consists of two directors, none of whom are independent directors. The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Immediately prior to completion of the initial public offering, we intend to appoint at least three additional independent directors so that a majority of our board of directors will be independent.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

Board Committees

Immediately prior to the completion of the initial public offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors. We intend to adopt a charter for each of the three committees prior to the completion of the initial public offering.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Limitation of Director and Officer Liability

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or until the expiration of his term or his successor has been elected and qualified. A director will be removed from office automatically if, among other thing, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is found to be or becomes of unsound mind; (iv) resigns his office by notice in writing to our company; (v) is prohibited by law from being a director; and (vi) is removed from the office pursuant to any other provisions of our amended and restated memorandum and articles of association.

D. Employees

As of June 30, 2020, we had a total of 384 employees. The following table shows the number of our employees by function.

Function	Number of Employees
Management	4
Finance	17
Product Development	15
Human Resource Administration	18
Sales Center-Director	1
Sales Center-Warehouse Logistics	7
Sales Center-Purchasing	5
Sales Center-Planning	10
Sales Center-Customer Service	48
Sales Center-Marketing	247
Sales Center-Housekeeping	12
Total	384

As required by laws and regulations in China, we contribute to various statutory employee benefit plans that are organized by municipal and provincial governments, including pension, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance plans as well as the housing provident fund. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our key employees. The labor contract with our key personnel typically includes a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment. It also has a standard confidentiality and intellectual property provision prohibiting employees from disclosing our confidential information obtained during the employment to any third party.

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of November 16, 2020 by:

●	Each of our directors (including our director nominees) and named executive officers;

●	All directors (including our director nominees) and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Ordinary Shares Beneficially Owned
	Number(1)	Percent of Class(2)
Directors and Executive Officers:
Wenshan Xie, Chairman and Chief Executive Officer(3)(4)	15,125,600	54.02%
Qun Wei, previous Chief Financial Officer	0	*
Chenan Yang, Chief Marketing Officer and Director(4)	0	*
Yang Chen, Chief Technology Officer	0	*
Yijing Ye, Independent Director Nominee**	0	*
Ratansha Vakil, Independent Director Nominee**	0	*
Jianhua Wang, Independent Director Nominee(5)	0	*
All directors and executive officers as a group	15,125,600	54.02%

Other Principal Shareholders:
Lucky Max Global Limited (4)	4,905,600	17.52%
Multi Rise Global Limited (5)	3,530,800	12.61%
Hong Kong Hanxin Holdings Limited (6)	3,220,000	11.50%

*	Less than 1%.

**	Does not include 2,000 restricted ordinary shares that we intend to issue to these two independent director nominees within 30 days after the listing of our ordinary shares on the Nasdaq Capital Market.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	A total of 28,000,000 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of November 16, 2020.

(3)	Includes 10,220,000 ordinary shares held by E-home Group Limited and 4,905,600 ordinary shares held by Lucky Max Global Limited. Mr. Xie is the director and sole shareholder of E-home Group Limited and has voting and investment power over the shares held by it. On February 1, 2019, E-home Group Limited entered into a voting agreement with Lucky Max Global Limited, pursuant to which, for a term of 20 years, Lucky Max Global Limited agreed to vote consistently with E-home Group Limited in the exercise all of its rights as a shareholder of our company. As a result, Mr. Xie may be deemed to have beneficial ownership of ordinary shares of the Company held by both E-home Group Limited and Lucky Max Global Limited.

(4)	Chuijie Weng is the director of Lucky Max Global Limited and has voting and investment power over the shares held by it. Mr. Weng disclaims beneficial ownership of the shares held by Lucky Max Global Limited except to the extent of his pecuniary interest, if any, in such shares.

(5)	Jie Lin is the director of Multi Rise Global Limited and has voting and investment power over the shares held by it. Mr. Lin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest, if any, in such shares. Messrs. Yang and Wang indirectly own a pecuniary interest in 149,706 and 1,268,970 of these shares, respectively, although they do not exercise voting or investment power of them.

(6)	Zhijian Bian is the director of Hong Kong Hanxin Holdings Limited and has voting and investment power over the shares held by it. Mr. Bian disclaims beneficial ownership of the shares held by Hong Kong Hanxin Holdings Limited except to the extent of his pecuniary interest, if any, in such shares.

None of our outstanding ordinary shares are held in the United States. None of our major shareholders have different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

We did not have material related party transactions for the year ended June 30, 2020. We may enter into related party transactions from time to time in the future.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Dividend Policy

We do not have any plan to declare or pay any dividends in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion, subject to certain requirements of Cayman Islands law, in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

We are a holding company with no material operations of our own. PRC regulations may restrict the ability of E-Home WFOE to pay dividends to us. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by E-Home WFOE. If E-Home WFOE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

B. Significant Changes

Except as disclosed elsewhere in this annual report, no significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

In connection with the initial public offering, we have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “EJH”. As of the date of this annual report, we have not received the listing approval from Nasdaq and our ordinary shares are not yet trading on the Nasdaq Capital Market. We will not consummate and close the initial public offering without a listing approval letter from Nasdaq. If our ordinary shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Law (2020 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this annual report, our authorized share capital is 500,000,000 ordinary shares, with a par value of $0.0001 each, among which 28,000,000 ordinary shares are issued and outstanding.

Upon the closing of the initial public offering, we will have issued and outstanding 33,555,556 ordinary shares, or 34,222,223 ordinary shares if the underwriters exercise the over-allotment option in full.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and to the amended and restated articles of association.

Voting Rights

On all matters upon which the ordinary shares are entitled to vote, at any general meeting on a show of hands every shareholder present in person, by corporate representative or by proxy, has one vote and on a poll, every shareholder so present has one vote for every share of which they are the holder. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy, who together hold not less than ten percent (10%) of the votes attached to the issued share capital of the company.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast in a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions contained in our amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required; and

●	any fee related to the transfer has been paid to us.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten (10) clear days is required for the convening of any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third of the votes attached to the then issued share capital of the company.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our amended and restated articles of association provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by us in general meeting, as the directors may determine;

●	sub-divide our existing shares, or any of them into shares of a smaller amount; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of the initial public offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq Marketplace Rules in lieu of following home country practice after the closing of the initial public offering. The Nasdaq Marketplace Rules require that every company listed on Nasdaq hold an annual general meeting of shareholders. In addition, our amended and restated articles of association allow a majority of our directors or our chairman to call extraordinary general meetings of shareholders pursuant to the procedures set forth therein.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by each constituent company by way of (a) a special resolution of the members of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under Delaware corporate law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware corporate law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law nor our amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our amended and restated articles of association do not require us to call such meetings every year.

Cumulative Voting

Under the Delaware corporate law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware corporate law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

Upon our incorporation on September 24, 2018, 1 share was allotted and issued to our registered agent, who transferred the share to Wenshan Xie, our Chairman and Chief Executive Officer, on the same day.

On September 24, 2018, an aggregate of 49,999 shares were issued for a purchase price of $1.00 per share.

On May 23, 2019, we subdivided our 50,000 ordinary shares into 500,000,000 ordinary shares and issued to our existing shareholders 10,000 ordinary shares for each 1 share held. We then cancelled 17.8571428571428 shares for each 1 share held, or an aggregate of 472,000,000 ordinary shares. As a result, we have 28,000,000 ordinary shares issued and outstanding.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

D. Exchange Controls

PRC Exchange Controls

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi at the enterprise’s discretion. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal in the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years' losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 25, 2019, SAFE promulgated the Notice on Further Facilitating Cross-Board Trade and Investment, which became effective on the same date (except for Article 8.2 thereof). The notice removed restrictions on the capital equity investment in China by non-investment foreign-invested enterprises. In addition, restrictions on the use of funds for foreign exchange settlement of domestic accounts for the realization of assets have been removed and restrictions on the use and foreign exchange settlement of foreign investors’ security deposits have been relaxed. Eligible enterprises in the pilot areas are also allowed to use revenues under capital accounts, such as capital funds, foreign debts and overseas listing revenues for domestic payments without providing materials to the bank in advance for authenticity verification on an item by item basis, while the use of funds should be true, in compliance with applicable rules and conforming to the current capital revenue management regulations.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while "round trip investment" is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

E. Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on February 24, 2017. Generally, our PRC subsidiary, VIEs and their subsidiaries, which are considered PRC resident enterprises under the Enterprise Income Tax Law, are subject to enterprise income tax on their worldwide taxable income as determined under the Enterprise Income Tax Law and accounting standards at a rate of 25%.

In addition, the Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in China.

If the PRC tax authorities determine that our company or any of our overseas subsidiaries is a “resident enterprise” for PRC enterprise income tax purpose, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, under the Enterprise Income Tax Law and its implementing rules, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares. Finally, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

U.S. Federal Income Taxation

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ordinary shares. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares.

This discussion applies only to a U.S. Holder that acquires our ordinary shares in the initial public offering and holds the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	dealers or traders in securities that use a mark-to-market method of tax accounting;

●	persons holding ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes and their partners or investors;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons that own or are deemed to own ordinary shares representing 10% or more of our voting power or value; or

●	persons holding ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Taxation of Distributions

Except as described below under “—Passive Foreign Investment Company Rules,” distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, and subject to the passive foreign investment company rules described below, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—PRC Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of Ordinary Shares

Except as described below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in such ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—PRC Taxation,” gains on the sale of ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of our shares in the initial public offering, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. It is also not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Because the proper characterization of certain components of our income and assets, and the treatment of our contractual arrangements with our VIES, is not entirely clear, because we will hold a substantial amount of cash following the initial public offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity referred to as a Lower-tier PFIC), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ordinary shares exceed 125% of the average of the annual distributions on ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Alternatively, if we were a PFIC and if our ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ordinary shares would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Capital Market, where our ordinary shares are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ordinary shares will be treated as discussed under “—Taxation of Distributions” above.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of our ordinary shares if we were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ordinary shares, the U.S. Holder would generally be required to file annual reports with the IRS. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ordinary shares, unless the ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on bank borrowings and income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

After completion of our initial public offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Foreign Exchange Risk

All of our revenue and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ordinary shares will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our shares will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Between June 2010 and August 2015, the PRC government allowed the RMB to appreciate slowly against the U.S. dollar again. Since August 2015, the RMB has significantly depreciated against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

From the proposed initial public offering, we estimate that we will receive net proceeds of approximately $21.68 million, or approximately $24.41 million if the underwriter exercises its over-allotment option in full, based upon the assumed initial public offering price of $4.50 per share, after deducting underwriting discounts and commissions, non-accountable expense allowance to be paid to the underwriter in an amount equal to 2.0% of the gross proceeds and the estimated offering expenses payable by us.

Assuming that we convert the full amount of the net proceeds from the initial public offering into RMB, a 10% appreciation of the U.S. dollar against the RMB, from the exchange rate of RMB7.0795 for $1.00 as of June 30, 2020 to a rate of RMB7.78745 to $1.00, will result in an increase of approximately RMB15.35 million in our net proceeds from the initial public offering, or an increase of approximately RMB17.28 million in our net proceeds from the initial public offering, if the underwriter exercises its over-allotment option in full. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from the exchange rate of RMB7.0795 for $1.00 as of June 30, 2020 to a rate of RMB6.37155 to $1.00, will result in a decrease of approximately RMB15.35 million in our net proceeds from the initial public offering, or a decrease of approximately RMB17.28 million in our net proceeds from the initial public offering, if the underwriter exercises its over-allotment option in full.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2018 and 2019 were increases of 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Securities Holders

There have been no material modifications to the rights of our security holders.

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of June 30, 2020 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were not effective, due to the material weaknesses in our internal control over financial reporting as described below.

Disclosure controls and procedures are designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the recording of transactions of the Company’s assets;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with the authorization of its management and directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements, Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of June 30, 2020, using criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation and as a result of the material weakness discussed below, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was not effective as of June 30, 2020 due to the following material weaknesses:

We do not have sufficient qualified accounting personnel with level of knowledge, experience and training of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements. Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

We plan to take steps to remediate the material weakness in our internal control over financial reporting as soon as practicable by:

●	hiring additional internal staff familiar with US GAAP and SEC reporting; and

●	providing training to our accounting personnel on US GAAP, SEC reporting and other regulatory requirements regarding the preparation of financial statements.

Notwithstanding the material weakness in our internal control over financial reporting, the consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We intend to established the audit committee immediately prior to the listing of our ordinary shares on the Nasdaq Capital Market. However, our board of directors has determined that Ms. Yijing Ye is an “audit committee financial expert” and that she is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as an exhibit to our Registration Statement on Form F-1, File no. 333-233468, filed on August 26, 2019, as amended. The Company will provide any person a copy of its code of ethics, without charge, upon request. Such request should be addressed to the Company at Floor 9, Building 14, HaixiBaiyue Town, No. 14 Duyuan Road, Luozhou Town, Cangshan District, Fuzhou City 350001 People’s Republic of China.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended June 30,
	2020	2019
Audit Fees	$185,000	$165,000
Audit-related Fees	-	20,421
Tax Fees	-	-
TOTAL	$185,000	$185,421

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

“Audit-related fees” means fees billed for professional services rendered by our principal auditors associated with certain due diligence projects.

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

Our Board of Directors pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Board of Directors prior to the completion of the audit). The percentage of services provided for which we paid audit-related fees, tax fees, or other fees that were approved by our Board of Directors pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC was 100%.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We were advised by Thayer O’Neal Company, LLC (“Thayer”), our independent registered public accounting firm, that Thayer has applied for de-registration from the Public Company Accounting Oversight Board (PCAOB) in connection with the retirement of a name partner and the restructuring of Thayer’s equity. As a result, effective on October 26, 2020, we dismissed Thayer as our independent registered public accounting firm.

On Effective October 26, 2020, we engaged TPS Thayer, LLC Certified Public Accountants as our new independent registered public accounting firm.

The disclosures required pursuant to this Item 16.F were included in the Company's Report on Form 6-K furnished with the SEC on October 27, 2020, including Exhibit 15.1, which are hereby incorporated by reference into this annual report on Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Our board of directors currently consists of two directors, none of whom are independent directors. The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Effective immediately prior to the listing of our ordinary shares on the Nasdaq Capital Market, we intend to appoint at least three independent directors, including Ms. Yijing Ye, Mr. Ratansha Vakil and Mr. Jianhua Wang, so that a majority of our board of directors will be independent.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1*	Amended and Restated Memorandum and Articles of Association of the registrant
2.1*	Description of Rights of Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of June 30, 2020
4.1	Exclusive Business Cooperation Agreement, dated February 22, 2019, between E-Home Household Service Technology Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.2	Exclusive Option Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.3	Equity Interest Pledge Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.4	Voting Rights Proxy and Financial Supporting Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.5	Exclusive Business Cooperation Agreement, dated February 20, 2019, between E-Home Household Service Technology Co., Ltd. and Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.6	Exclusive Option Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.7	Equity Interest Pledge Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.8	Voting Rights Proxy and Financial Supporting Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.9	Form of Business Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed on August 26, 2019)

4.10	Form of Housekeeping Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.11	Form of Internet At-Home Senior Care Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.12	Rental Contract, dated December 31, 2019, between Zheng Hui and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.13	Housing Lease Contract, dated December 22, 2017, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.14	Supplemental Lease Contract, dated March 12, 2019, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.15	Lease Agreement for Jinjiang Qinghua Business Hotel and its Supplements (English Translation) (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.16	Financing Lease Agreement between Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and Fujian Yidao Car Rental Company Limited (English Translation) (English Translation) (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.17	Form of Labor Contract for Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.18	Form of Executive Employment Agreement between the registrant and the executive officers of the registrant (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.19	Form of Indemnification Agreement between the registrant and the directors and executive officers of the registrant (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.20	Form of Appliances Installation and Maintenance and Cleaning Services Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.21	Form of Lock-up Agreement for Officers, Directors and 5% Shareholders (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1/A filed on February 14, 2020)
8.1	List of the registrant’s subsidiaries and variable interest entities (incorporated by reference to Exhibit 21.1 to the Post Effective Amendment No. 1 to Form F-1 filed with the SEC on May 19, 2020)
11.1	Code of Conduct and Business Ethics, adopted on June 20, 2012 (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 filed on August 26, 2019)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

Date: November 16, 2020

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of E-Home Household Service Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of E-Home Household Service Holdings Limited (the Company) as of June 30, 2020, and the related consolidated statements of operations and other comprehensive income, shareholders’ equity, and cash flows for the year ended June 30, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year ended June 30, 2020, in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinions.

/s/ TPS Thayer, LLC

TPS Thayer, LLC

We have served as the Company’s auditor since 2020

Sugar Land, Texas

November 16, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of E-Home Household Service Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of E-Home Household Service Holdings Limited (the Company) as of June 30, 2019 and 2018, and the related consolidated statements of operations and other comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2019, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2019, in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Thayer O’Neal Company, LLC

Thayer O’Neal Company, LLC

We have served as the Company’s auditor since 2018

Sugar Land, Texas

February 14, 2020

E-Home Household Service Holdings Limited

Consolidated Balance Sheets

As of June 30, 2020 and 2019

	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$25,022,199	$23,229,372
Accounts receivable	1,774,792	1,065,607
Prepayment and other current assets	1,903,561	1,112,412
Total current assets	28,700,552	25,407,391
Non-current assets
Equipment and vehicles, net	53,042	70,221
Intangible assets, net	43,041	10,422
Operating lease – right-of-use assets, net	5,951,588	6,296,740
Finance lease – right-of-use assets, net	1,398,404	1,614,616
Long-term prepayments and other non-current assets	4,449,467	3,854,714
Deferred income tax assets	353,097	-
Total Non-current assets	12,248,639	11,846,713
TOTAL ASSETS	$40,949,191	$37,254,104

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$2,973,141	$4,186,810
Advances from customers	1,414,345	43,668
Taxes payable	8,025	1,019,619
Current maturities of operating lease liabilities	199,011	181,831
Current maturities of finance lease liabilities	51,353	21,865
Total current liabilities	4,645,875	5,453,793
Long-term portion of operating lease liabilities	3,117,124	3,082,466
Long-term portion of finance lease liabilities	457,867	552,885
TOTAL LIABILITIES	8,220,866	9,089,144
Commitments and contingencies	-	-
SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized; 28,000,000 shares issued and outstanding, respectively	2,800	2,800
Additional paid-in capital	3,667,957	3,932,786
Statutory reserve	664,100	664,100
Retained earnings	30,395,350	24,745,899
Accumulated other comprehensive loss	(1,967,388)	(1,130,348)
Total equity attributable to shareholders	32,762,819	28,215,237
Non-controlling interest	(34,494)	(50,277)
TOTAL SHAREHOLDERS’ EQUITY	32,728,325	28,164,960
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$40,949,191	$37,254,104

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Operations and Other Comprehensive Income

For the Years Ended June 30, 2020, 2019 and 2018

	2020	2019	2018
Revenue
Installation and maintenance	$32,435,217	$40,644,254	$42,206,282
Housekeeping	11,704,899	10,505,072	3,603,940
Senior care services	2,060,833	-	-
Total revenue	46,200,949	51,149,326	45,810,222
Cost of revenue
Installation and maintenance	19,484,927	23,702,317	24,358,719
Housekeeping	8,901,973	8,069,009	2,687,643
Senior care services	1,714,172	-	-
Total cost of revenue	30,101,072	31,771,326	27,046,362
Gross profit	16,099,877	19,378,000	18,763,860
Operating expenses
Sales and marketing expense	7,514,211	4,101,960	5,008,263
General and administrative expense	1,114,984	1,554,523	766,369
Total operating expenses	8,629,195	5,656,483	5,774,632
Income from operations	7,470,682	13,721,517	12,989,228
Other income (expense)
Interest income	103,388	61,686	31,889
Interest expense	(26,447)	(22,021)	(80,137)
Foreign currency exchange loss	(1,040)	(23,675)	-
Total other income	75,901	15,990	(48,248)
Income before income taxes	7,546,583	13,737,507	12,940,980
Income tax expense	(1,898,575)	(3,565,146)	(3,248,636)
Net income	$5,648,008	$10,172,361	9,692,344
Net income attributable to shareholders	5,649,451	10,233,775	9,681,207
Net income attributable to non-controlling interests	(1,443)	(61,414)	11,137
Net income	$5,648,008	$10,172,361	$9,692,344
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	(837,040)	(729,348)	58,355
Total comprehensive income	$4,810,968	$9,443,013	$9,750,699

Net income per share—basic and diluted	$0.20	$0.37	$0.35
Weighted average number of ordinary shares outstanding—basic and diluted	28,000,000	28,000,000	28,000,000

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended June 30, 2020, 2019 and 2018

	Number of Shares	Paid-in capital	Additional paid-in capital	Statutory reserve	Retained Earnings	Accumulated other comprehensive loss	Equity attributable to the Company’s shareholders	Non- controlling interest	Total equity
Balance at June 30, 2017	28,000,000	$2,800	$3,667,957	$664,100	$4,830,917	$(459,355)	$8,706,419	$-	$8,706,419
Profit(loss) for the year	-	-	-	-	9,681,207	-	9,681,207	11,137	9,692,344
Subscription advanced from shareholders	-	-	264,829	-	-	-	264,829	-	264,29
Foreign currency translation adjustment	-	-	-	-	-	58,355	-	-	58,355
Balance at June 30, 2018	28,000,000	$2,800	$3,932,786	$664,100	$14,512,124	$(401,000)	$18,710,810	$11,137	$18,721,947
Profit(loss) for the year	-	-	-	-	10,233,775	-	10,233,775	(61,414)	10,172,361
Subscription advanced from shareholders	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(729,348)	(729,348)	-	(729,348)
Balance at June 30, 2019	28,000,000	$2,800	$3,932,786	$664,100	$24,745,899	$(1,130,348)	$28,215,237	$(50,277)	$28,164,960
Profit(loss) for the year	-	-	-	-	5,649,451	-	5,649,451	(1,443)	5,648,008
Foreign currency translation adjustment	-	-	-	-	-	(837,040)	(837,040)	-	(837,040)
Repayment to shareholders	-	-	(264,829)	-	-	-	(264,829)	-	(264,829)
Dissolution of company (YLS)	-	-	-	-	-	-	-	17,226	17,226
Balance at June 30, 2020	28,000,000	$2,800	$3,667,957	$664,100	$30,395,350	$(1,967,388)	$32,762,819	$(34,494)	$32,728,325

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2020, 2019 and 2018

	2020	2019	2018
Cash generated from operating activities
Net income	$5,648,008	$10,172,361	$9,692,344
Income tax expense	1,898,575	3,565,146	3,248,636
Interest expense	26,447	22,021	80,137
Depreciation and amortization	716,268	385,542	218,281
Gain/ (loss) on disposal of property, plant and equipment	-	5,616	(24)
Changes in
Accounts receivables, net	(709,185)	981,806	(303,258)
Prepayment and other current assets	(772,764)	(790,999)	24,818
Long-term prepayments and other non-current assets	116,555	(2,754,089)	-
Accounts payable and other accrued expenses	174,233	1,243,811	642,066
Taxes payable	(3,281,651)	(3,591,087)	(3,516,634)
Cash generated from operating activities	3,816,486	9,240,128	10,086,366
Investing Activities
Purchases of equipment and vehicles	(1,600)	(659)	(45,831)
Purchase of intangible assets	(42,678)	-	-
Cash refund from the terminated leasehold	-	659,241	-
Right-of-use-asset costs	(283,401)	(1,020,358)	(2,382,623)
Land deposits received (paid)	(711,308)	732,490	(1,537,177)
Proceeds from disposal of property, plant and equipment	-	11,720	2,459
Cash provided by/ (used in) investing activities	(1,038,987)	382,434	(3,963,172)
Financing Activities
Capital contributions	-	-	941,185
Repayment to shareholders	(264,829)	-	-
Cash provided by (used in) financing activities	(264,829)	-	941,185-
Net increase in cash and cash equivalents	2,512,670	9,622,562	7,064,379
Effects of currency translation	(719,843)	(497,288)	69,172
Cash and cash equivalents at beginning of year	23,229,372	14,104,098	6,970,547
Cash and cash equivalents at end of year	$25,022,199	$23,229,372	$14,104,098
SUPPLEMENTAL DISCLOSURES
Income taxes paid	$3,277,419	$3,572,810	$3,080,929
Interest paid	$26,447	$22,021	$80,137

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

Years Ended June 30, 2020, 2019 and 2018

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

E-Home Household Service Holdings Limited (the “Company”) was incorporated as a limited company under the law of Cayman Islands on September 24, 2018. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries, a variable interest entity (“VIE”) and subsidiaries of the VIE. The Company, its subsidiaries, VIE and subsidiaries of the VIE are hereinafter collectively referred to as the “Group”. The Company is principally engaged in the operation of household services, e.g. installation and maintenance of home appliances, housekeeping and senior care in the People’s Republic of China (the “PRC”) through on-line APP platform or call center. As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries, VIE and subsidiaries of VIE. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

Reorganization

A reorganization of the Group’s legal structure was completed in February 2019. The reorganization involved (i) the incorporation of the Company in the Cayman Islands as a holding company; (ii) the establishment of E-Home Household Service Holdings Limited (“E-Home Hong Kong”) as a wholly-owned subsidiary in Hong Kong, PRC; (iii) the establishment of E-Home Household Service Technology Co., Ltd. (“WFOE”), as a wholly-owned subsidiary of E-Home Hong Kong in Fujian, PRC; (iv) the entry by WFOE into contractual arrangements with Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (“E-Home Pingtan”) and Fuzhou Bangchang Technology Co. Ltd. (“Fuzhou Bangchang”) and their shareholders. The Company, E-Home Hong Kong and WFOE are all holding companies and had not commenced operation until this reorganization was complete.

As all the entities involved in the Reorganization are under common control before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling-of-interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

The Company’s major consolidated subsidiaries, VIEs and their subsidiaries are as follows:

Name	Date of Organization	Place of Organization	% of Ownership
E-Home Household Service Holdings Limited	October 16, 2018	Hong Kong	100%
E-Home Household Service Technology Co., Ltd.	December 5, 2018	PRC	100%
Pingtan Comprehensive Experimental Area E Home Service Co., Ltd.	April 1, 2014	PRC	VIE
Fuzhou Bangchang Technology Co. Ltd.	March 15, 2007	PRC	VIE
Fuzhou Yongheng Xin Electric Co., Ltd.	October 12, 2004	PRC	100%
Fujian Happiness Yijia Family Service Co., Ltd.	January 19, 2015	PRC	67%
Fuzhou Yiyanbao Information Technology Co., Ltd.	August 12, 2016	PRC	67%
Yaxing Human Resource Management (Pingtan) Co., Ltd.	July 6, 2018	PRC	51%

The Company was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on September 24, 2018. The Company has no substantive operations other than holding 100% of the equity or ownership of E-Home Hong Kong, a limited company established under the laws of the Hong Kong on October 16, 2018. E-Home Hong Kong is a holding company of 100% of the equity or ownership of WFOE, a limited company established under the laws of the PRC on December 5, 2018.

In February 2019, WFOE entered into contractual arrangements with E-Home Pingtan and Fuzhou Bangchang, two limited liability companies established under the laws of the PRC on April 1, 2014 and March 15, 2007, respectively.

E-Home Pingtan is a holding company of the following subsidiaries (during the six months ended December 31, 2018 or 2017): (i) 100% of the equity interests of Pingtan Comprehensive Experimental Zone Chuangkejin Enterprise Management Co., Ltd. (“CKJ”), a limited liability company established under the laws of the PRC on August 13, 2015, which was subsequently dissolved on November 1, 2018; (ii) 100% of the equity interests of Fuzhou Yongheng Xin Electric Co., Ltd. (“YHX”), a limited liability company established under the laws of the PRC on October 12, 2004; (iii) 100% of the equity interests of Yichang Yijia Fast Service Home Service Co., Ltd. (“YJJJ”), a limited liability company established under the laws of the PRC on April 24, 2015, which was subsequently dissolved on September 18, 2017; (iv) 67% of the equity interests of Pingtan Comprehensive Experimental Zone Yili Sending Co., Ltd. (“YLS”), a limited liability company established under the laws of the PRC on August 13, 2015, which had no operations, was subsequently dissolved on April 26, 2020; (v) 67% of the equity interests of Fujian Happiness Yijia Family Service Co., Ltd. (“HAPPY”), a limited liability company established under the laws of the PRC on January 19, 2015; (vi) 67% of the equity interests of Fuzhou Yiyanbao Information Technology Co., Ltd. (“YYB”), a limited liability company established under the laws of the PRC on August 13, 2016; (vii) 51% of the equity interests of Fuzhou Yijia KuaiFu Investment Consulting Co., Ltd. (“YJZX”), a limited liability company established under the laws of the PRC on June 1, 2018, which was subsequently dissolved on December 11, 2018; and (viii) 51% of the equity interests of Yaxing Human Resource Management (Pingtan) Co., Ltd. (“HR”), a limited liability company established under the laws of the PRC on July 6, 2018. YYB and HR have not yet commenced operations.

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIEs’ subsidiaries.

Contractual Arrangements

To comply with PRC laws and regulations, the Group provides all of its services in China through E-Home Pingtan and Fuzhou Bangchang. Under various contractual agreements, WFOE has the exclusive right to acquire the ownership of E-Home Pingtan and Fuzhou Bangchang for a nominal consideration, or an adjusted price based on appraisal if required by the PRC laws, when permitted by PRC laws and regulations at the request of WFOE any time. All voting rights of E-Home Pingtan and Fuzhou Bangchang are assigned to WFOE and WFOE has the right to appoint all directors and senior management personnel of E-Home Pingtan and Fuzhou Bangchang. In addition, all shareholders of E-Home Pingtan and Fuzhou Bangchang have pledged their shares in E-Home Pingtan and Fuzhou Bangchang as collateral. As a result, the Company enjoys substantially all of the risks and rewards of ownership of E-Home Pingtan and Fuzhou Bangchang and exercises controls over them, along with their subsidiaries. Therefore, the Company is the ultimate primary beneficiary of E-Home Pingtan and Fuzhou Bangchang and has consolidated E-Home Pingtan and Fuzhou Bangchang and its subsidiaries.

The following is a summary of the contractual agreements:

Exclusive Business Cooperation Agreements

Under the Exclusive Business Cooperation Agreement between WFOE and E-Home Pingtan, dated February 22, 2019, and the Exclusive Business Cooperation Agreement between WFOE and Fuzhou Bangchang, dated February 20, 2019, WFOE has the exclusive right to provide E-Home Pingtan and Fuzhou Bangchang with technical support, consulting services and other services related to their business operations in return for certain fees. Without WFOE’s prior written consent, E-Home Pingtan and Fuzhou Bangchang may not accept any services subject to these agreements from any third party. The parties shall determine the service fees to be charged to E-Home Pingtan and Fuzhou Bangchang under these agreements by considering, among other things, the complexity of the services, the time that may be spent for providing such services, the commercial value and specific content of the service provided, the market price of the same types of services, and the operating condition of E-Home Pingtan and Fuzhou Bangchang. WFOE owns the intellectual property rights developed by either WFOE or E-Home Pingtan and Fuzhou Bangchang in the performance of the agreement. These agreements became effective upon execution and will remain effective until terminated by WFOE.

Equity Interest Pledge Agreements

Under the Equity Interest Pledge Agreement among WFOE, E-Home Pingtan and its shareholders, dated February 22, 2019, and the Equity Interest Pledge Agreement among WFOE, Fuzhou Bangchang and its shareholders, dated February 20, 2019, the shareholders have pledged their respective equity interests in E-Home Pingtan and Fuzhou Bangchang to secure their performance under the Exclusive Business Corporation Agreements, the Exclusive Option Agreements, the Voting Rights Proxy and Financial Supporting Agreements and the Equity Interest Pledge Agreements. If E-Home Pingtan and Fuzhou Bangchang or the shareholders breach their contractual obligations under these agreements, WFOE, as pledgee, will have the right to dispose of the pledged equity interests in E-Home Pingtan and Fuzhou Bangchang and will have priority in receiving the proceeds from such disposal. The shareholders also agreed that, unless the contractual obligations as defined in the Equity Interest Pledge Agreements are fully performed by them or the secured debts under the Equity Interest Pledge Agreements are paid in full (whichever later), they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the equity pledge period, WFOE is entitled to all dividends and other distributions made by E-Home Pingtan and Fuzhou Bangchang. The Equity Interest Pledge Agreements will remain binding until E-Home Pingtan and Fuzhou Bangchang discharge all their obligations under the Exclusive Business Corporation Agreements at the expiration of the Exclusive Business Corporation Agreements.

Exclusive Option Agreements

Under the Exclusive Option Agreement among WFOE, E-Home Pingtan and its shareholders, dated February 22, 2019, and the Exclusive Option Agreement among WFOE, Fuzhou Bangchang and its shareholders, dated February 20, 2019, the shareholders irrevocably granted WFOE or any third party designated by WFOE an exclusive option to purchase all or part of their equity interests in E-Home Pingtan and Fuzhou Bangchang at a price of RMB 10; provided that if the lowest price permitted by applicable PRC laws is greater than RMB 10, then that price shall apply. The shareholders further agreed that they will neither create any pledge or encumbrance on their equity interests in E-Home Pingtan and Fuzhou Bangchang, nor transfer, gift or otherwise dispose of their equity interests in E-Home Pingtan and Fuzhou Bangchang to any person other than WFOE or its designated third party. The shareholders and E-Home Pingtan and Fuzhou Bangchang agreed that they will operate the businesses in the ordinary course and maintain the asset value of E-Home Pingtan and Fuzhou Bangchang and refrain from any actions or omissions that may affect their operating status and asset value. Furthermore, without WFOE’s prior written consent, the shareholders and E-Home Pingtan and Fuzhou Bangchang agreed not to, among other things: amend the articles of association of E-Home Pingtan and Fuzhou Bangchang; increase or decrease the registered capital of E-Home Pingtan and Fuzhou Bangchang; sell, transfer, mortgage or dispose of in any manner any material assets of E-Home Pingtan and Fuzhou Bangchang or legal or beneficial interest in the material business or revenues of E-Home Pingtan and Fuzhou Bangchang of more than RMB 10,000,000; enter into any major contracts, except for contracts in the ordinary course of business (a contract with a price exceeding RMB 500,000 shall be deemed a major contract); merge, consolidate with, acquire or invest in any person, or provide any loans; or distribute dividends. The Exclusive Option Agreements will remain effective until all equity interests have been transferred or assigned in accordance with the Exclusive Option Agreements.

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the Voting Rights Proxy and Financial Supporting Agreement among WFOE, E-Home Pingtan and its shareholders, dated February 22, 2019, and the Voting Rights Proxy and Financial Supporting Agreement among WFOE, Fuzhou Bangchang and its shareholders, dated February 20, 2019, each shareholder irrevocably authorized WFOE or any person(s) designated by WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of E-Home Pingtan and Fuzhou Bangchang, including, but not limited to, the right to convene shareholders’ meetings, vote and sign any resolution as a shareholder, appoint directors and other senior executives to be appointed and removed by the shareholder, the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder, and other shareholders voting rights permitted by the articles of association of E-Home Pingtan and Fuzhou Bangchang. In consideration of the foregoing grant of voting rights by the shareholders, WFOE agreed to arrange for funds to be provided as necessary to E-Home Pingtan and Fuzhou Bangchang in connection with their business; provided that in the event that the business of E-Home Pingtan or Fuzhou Bangchang fails and as a result E-Home Pingtan or Fuzhou Bangchang is unable to repay such funds, then E-Home Pingtan or Fuzhou Bangchang shall have no repayment obligation. The term of the Voting Rights Proxy and Financial Supporting Agreements is for twenty years, which may be extended upon written consent of the parties.

Risks in Relation to the VIE Structure

Under the contractual arrangements with E-Home Pingtan and Fuzhou Bangchang and through their equity interest in their subsidiaries, the Group has the power to direct activities of the VIEs and VIEs’ subsidiaries and direct the transfer of assets out of the VIEs and VIEs’ subsidiaries. Therefore, the Group considers that there is no asset of the VIEs and VIEs’ subsidiaries that can be used only to settle their obligations. As the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIEs and VIEs’ subsidiaries.

The Group believes that the contractual arrangements among the WFOE, E-Home Pingtan and Fuzhou Bangchang and their respective shareholders are in compliance with PRC law and are legally enforceable. Some of the shareholders of E-Home Pingtan and Fuzhou Bangchang are also shareholders or nominees of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of E-Home Pingtan and Fuzhou Bangchang were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control E-Home Pingtan and Fuzhou Bangchang also depends on the power of attorney and WFOE has to vote on all matters requiring shareholder approval in E-Home Pingtan and Fuzhou Bangchang. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict operations;
●	restrict the Group’s right to collect revenues;
●	block the Group’s websites;
●	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of E-Home Pingtan and Fuzhou Bangchang (through the equity interest in their subsidiaries) or the right to receive their economic benefits, the Group would no longer be able to consolidate E-Home Pingtan and Fuzhou Bangchang and their subsidiaries. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs are remote.

There is no VIE for which the Company has variable interest but is not the primary beneficiary.

Except as described above, there is no contractual arrangement that could require the Company to provide additional financial support to E-Home Pingtan and Fuzhou Bangchang. As the Company is conducting its business mainly through E-Home Pingtan and Fuzhou Bangchang, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The Company’s VIEs’ assets are comprised of recognized and unrecognized revenue-producing assets. The recognized revenue producing assets mainly include software copyright, which were in the line of “Intangible assets, net” in the table above. The unrecognized revenue-producing assets mainly consist of trademarks, which have no recorded value.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

COVID-19 Considerations

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.” Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. These measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak.

We have experienced some disruption to our business during the Chinese government mandated lockdown in February 2020. As a result of these unexpected disruptions, we have suspended our business for two weeks according to the instruction of the local government, related to COVID-19, which may adversely affect our relationships with our customers.

In response to governmental directives and recommended safety measures, we have implemented personal safety measures at all our facilities. However, these measures may not be sufficient to mitigate the risk of infection by COVID-19.

In the longer-term, the COVID-19 pandemic is likely to adversely affect the economies and financial markets of many countries, and could result in a global economic downturn and a recession. This would likely adversely affect our business in turn negatively impact our results of operations.

While we continue to see an increasing demand for our services, the environment remains uncertain and it may not be sustainable over the longer term. The degree to which the pandemic ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic, the extent of actions to contain or treat the virus, how quickly and to what extent normal economic and operating conditions can resume, and the severity and duration of the global economic downturn that results from the pandemic.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, and other receivables, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Group considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Group maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. At June 30, 2020 and 2019, the Group determined that all accounts receivable are collectible and thus the allowance for doubtful accounts is $0.

Equipment and vehicles, net

Equipment and vehicles are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation is provided on the straight-line method based on the estimated useful lives of the assets as follows:

Useful Lives
Office Equipment	5 Years
Electronic Equipment	5 Years
Motor Vehicles	10 Years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible assets, net

Intangible assets consist of only acquired software. The Group has purchased software from third parties used for operation management. Software is initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of ten years.

Leases

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria meets, the lease shall be classified as an operating lease.

For lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842 effective as of the beginning of the first period presented by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had a material impact on the Company’s financial position, with no material impact on the results of operations and cash flows (see Notes 7 and 8).

The Group’s accounting policy is to recognize lease payments as rental expense for short-term leases less than 12 months. During the fiscal year ended June 30, 2020 and 2019, the Group recognized $65,702 and $76,314 in rental expense pertaining to two short-term leases.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charge equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation technique.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, and accounts payable to approximate the fair value of the respective assets and liabilities as of June 30, 2020 and 2019 owing to their short-term or immediate nature.

Revenue Recognition

The Group adopted Accounting Standards Codification No. 606, Revenue from Contracts with Customers (ASC 606) beginning January 1, 2018 and elected to adopt ASC 606 under the modified retrospective method. This guidance was applied retrospectively to the most current period presented in the Company’s consolidated financial statements. The adoption of ASC 606 did not have a material impact on the consolidated financial statements of the Company.

The Group generates revenues primarily from installation & maintenance, housekeeping services and senior care services. The Group sells its services through a third-party service provider WeChat platform. The Group’s revenues are subject to value added tax (“VAT”). To record VAT payable, the Group uses the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Installation & maintenance

Installation and maintenance services mainly consisting of the following services: technical home installation and repair, maintenance and other after sale services. Revenues from installation and maintenance services are recognized at a point in time once the service is transferred to the customer. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. The Group allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. The Group, acting as principal, contracts with third-party service providers (i.e., service outlets), acting as agents. The Group is responsible for market development and providing the customer information to the service provider, directing the outlet to provide services and coordination with the customer, while the service provider provides the door-to-door service. The price of services is set by the Group and the service provider is only responsible for collection of payments. When the Group’s end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. The Group chooses the service provider by the proximity principle. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, the Group is still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, the Group will communicate directly with the end customer. The service provider is not obligated to pay the Group. To minimize our risk, the service provider will remit payment of any outstanding receivables each month.

Housekeeping services

Housekeeping services refer to services including housecleaning, nanny service, maternity matron and personnel staffing. Revenues from housekeeping are recognized at a point in time upon completion of services to the customer based on the relative selling price method.

Senior care services

Senior care services refers to services provided through the company’s E-watch, which include blood pressure monitoring, heart rate analytics, daily steps count, location and track record, call for help through WeChat or phone, and other care services rendered to senior customers through an E-watch, which is provided to customers when they pay the annual fees. The customers sign a contract for the services with the Company. The contract term is normally one year. The revenues from senior care services are generated from E-watch sales and related E-watch monitoring services provided. Revenues from E-watch sales are recognized at a point in time once customers receive the E-watch and the revenues of the services provided are recognized over the contractual service period.

Senior care services consist of the sale of E-watches and related care services. The E-watch is not sold to customers separately; the E-watch is sold only in conjunction with a contract to provide senior care services, which are facilitated through the E-watch. The service can be renewed as long as the customers continue to pay annual fees. Normally the service period is one year and the renewal annual fee is RMB 699. Consequently, the Company regards these operating activities as operating in one material segment, being the revenue of senior care services.

Cost of revenue

Cost of revenue consists of service fees paid to staff, outlets, suppliers and the cost of accessories sold.

Income Taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any PRC tax paid by subsidiaries during the year is recorded. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

Ordinary Shares

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings.

Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no potentially dilutive ordinary shares during the fiscal years ended June 30, 2020, 2019 and 2018.

Comprehensive Income/ (Loss)

ASC Topic 220 establishes standards for reporting comprehensive income and its components. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events from non-owner sources. During the fiscal years ended June 30, 2020, 2019 and 2018, a foreign currency translation gain (loss) adjustment of ($837,040), ($729,348) and $58,355, respectively, was recognized as a component of accumulated other comprehensive income (loss), respectively.

Foreign Currency Translation

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments are included as a separate component of accumulated other comprehensive income (loss).

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of U.S. Dollar reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	June 30, 2020	June 30, 2019	June 30, 2018
Year-end spot rate	US$1= 7.0795 RMB	US$1= 6.8747 RMB	US$1= 6.6166 RMB
Average rate	US$1= 7.0293 RMB	US$1= 6.8260 RMB	US$1= 6.5054 RMB

Segment Reporting

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria. The Group’s three segments are installation & maintenance, housekeeping and senior care services. Operation of senior care services began in August, 2019. The Group started generating revenue from this new segment in August 2019.

Commitments and Contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. There are no known commitments or contingencies as of June 30, 2020 or 2019.

Concentration of Risks

Exchange Rate Risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from exchange rate fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of June 30, 2020 and 2019, the RMB denominated cash and cash equivalents amounted to $25,022,199 and $23,229,372, respectively.

Currency Convertibility Risks

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which stated on the consolidated balance sheets represented the Group’s maximum exposure. The Group places its cash and cash equivalents in good credit quality financial institutions in China.

Interest Rate Risks

The Company is subject to interest rate risk. Although the Company’s interest-bearing loans carry fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks if and when these loans are refinanced.

Liquidity Risks

The Company’s primary sources of liquidity consist of existing cash balances and cash flows from the Company’s operating activities. The Company’s ability to generate sufficient cash flows from its operating activities is primarily dependent on its sales of products to the Company’s customers at margins sufficient to cover fixed and variable expenses. As of June 30, 2020 and 2019, the Company had cash and cash equivalents of $25,022,199 and $23,229,372, respectively. Management believes that the current cash, cash to be generated from operations and access to loans from banks and related parties will be sufficient to meet the Company’s working capital needs for at least the next twelve months. However, the Company does not have any amounts committed to be provided by its related parties. The Company is also not dependent upon this offering to meet liquidity needs for the next twelve months. However, the Company plans to expand its business by investing in lease assets and APP software either through acquisition or research and development and construction of facilities. The Company will need to raise additional capital through financing, including its initial public offering, to implement its growth strategies and strengthen its position in the market.

Risks and Uncertainties

The operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Group has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent Accounting Pronouncements

The Group considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of June 30, 2020 and 2019:

	2020	2019
Accounts receivable, gross	$1,774,792	$1,065,607
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$1,774,792	$1,065,607

The Group recorded no allowance for doubtful accounts as of June 30, 2020 and 2019. The Group gives its customers credit period of 30 days and continually assesses the recoverability of uncollected accounts receivable. As of June 30, 2020 and 2019, the balances of the Group’s accounts receivable were all due within 1 month. Management believes the balances of accounts receivable will be collected in full.

NOTE 4 – PREPAYMENT AND OTHER CURRENT ASSETS

Prepayments and other current assets as of June 30, 2020 and 2019, consisted of the following:

	2020	2019
Prepaid income tax expenses	$18,385	$-
Prepayment of advertisement fees	706,265	-
Prepaid office rental	-	41,068
Prepaid office deposit	17,077	17,586
IPO cost	965,357	606,834
Employee loan*	-	290,922
Other current assets	196,477	156,002
Total	$1,903,561	$1,112,412

*	The Company entered into a one-year loan agreement with an employee to lend RMB 2,000,000 with maturity date of January 29, 2020 and repayment due on February 13, 2020.

NOTE 5 – EQUIPMENT AND VEHICLES, NET

Property, plant and equipment consisted of the following as of June 30, 2020 and 2019:

	2020	2019
Office Equipment	$9,732	$10,022
Electronic Equipment	64,897	65,194
Motor Vehicles	52,710	54,280
Total property, plant and equipment, at cost	127,339	129,496
Less: accumulated depreciation	(74,297)	(59,275)
Property, plant and equipment, net	$53,042	$70,221

As of June 30, 2020 and 2019, there was not any pledged property, plant or equipment. The Company recorded depreciation expense of $16,856 and $18,165 during the fiscal years ended June 30, 2020 and 2019, respectively.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of June 30, 2020 and 2019:

	2020	2019
Software	$16,868	$17,371
Senior care service App	42,376	-
Less: accumulated amortization	(16,203)	(6,949)
Intangible assets, net	$43,041	$10,422

As of June 30, 2020 and 2019, there were not any pledged intangible assets. The Company recorded amortization expense of $9,523 and $1,535 during the fiscal years ended June 30, 2020 and 2019, respectively.

NOTE 7 – OPERATING LEASE RIGHT-OF-USE ASSETS, NET

Operating lease right -of-use assets, net were as follows as of June 30, 2020 and 2019:

	As of June 30, 2018	Increase /(Decrease)	Exchange Rate Translation	As of June 30, 2019
Shou Hill Valley Area	$2,267,025	$-	$(85,112)	$2,181,913
Villas	5,447,073	(2,917,611)	(375,878)	2,153,584
Hotel	-	2,307,944	(16,087)	2,291,857
Total right-of-use assets, at cost	7,714,098	(609,667)	(477,077)	6,627,354
Less: accumulated amortization	(192,852)	(233,994)	96,232	(330,614)
Right-of-use assets, net	$7,521,246	$(843,611)	$(380,845)	$6,296,740

	As of June 30, 2019	Increase /(Decrease)	Exchange Rate Translation	As of June 30, 2020
Shou Hill Valley Area	$2,181,913	$-	$(63,119)	$2,118,794
Villas	2,153,584	-	(62,300)	2,091,284
Hotel	2,291,857	-	(66,300)	2,225,557
Base Station Tower	-	248,564	(1,745)	246,819
Total right-of-use assets, at cost	6,627,354	248,564	(193,464)	6,682,454
Less: accumulated amortization	(330,614)	(519,174)	118,922	(730,866)
Right-of-use assets, net	$6,296,740	$(270,610)	$(74,542)	$5,951,588

The Group recognizes lease expense for the Shou Hill Valley Area and Villas Operating Lease Right-of-Use Assets over a 20 years period. The Group recognizes lease expense for the Hotel and Base Station Tower Operating Lease Right-of-Use Assets over a 10 years period. Lease expense for the year ended June 30, 2020 and 2019 totaled $519,174 and $256,483, respectively.

The group subleases its operating leased right-of-use hotel and made rental income of $214,319 and $183,903 for the year ended June 30, 2020 and 2019, respectively.

NOTE 8 – FINANCE LEASE RIGHT-OF-USE ASSETS, NET

Finance lease right -of-use assets, net were as follows as of June 30, 2020 and 2019:

	As of June 30, 2018	Increase /(Decrease)	Exchange Rate Translation	As of June 30, 2019
Company vehicles	$-	$1,757,976	$(12,445)	$1,745,531
Total right-of-use assets, at cost	-	1,757,976	(12,445)	1,745,531
Less: accumulated amortization	-	(131,848)	933	(130,915)
Right-of-use assets, net	$-	$1,626,128	$(11,512)	$1,614,616

	As of June 30, 2019	Increase /(Decrease)	Exchange Rate Translation	As of June 30, 2020
Company vehicles	$1,745,531	$-	$(50,496)	$1,695,035
Total right-of-use assets, at cost	1,745,531	-	(50,496)	1,695,035
Less: accumulated amortization	(130,915)	(170,714)	4,998	(296,631)
Right-of-use assets, net	$1,614,616	$(170,714)	$(45,498)	$1,398,404

The Finance Lease Right-of-Use Asset is amortized over a 10-year period. The amortization period is 10 years and the discount rate used is 4.9%.

NOTE 9 –LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets as of June 30, 2020 and 2019, consisted of the following:

Description	2020	2019
Deposits paid for lease assets	$353,132	$363,652
Deposits paid for land	1,412,529	727,304
Performance deposits*	2,683,806	2,763,758
Total	$4,449,467	$3,854,714

*	E-Home Pingtan entered into three pieces agreements with three new outlets for the cooperation. This refundable performance deposits were mainly paid for the business introduction that the outlets will promise to refer the business and customers to E-Home Pingtan within three years.

NOTE 10 –ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following is a summary of accounts payable and accrued expenses as of June 30, 2020 and 2019:

	2020	2019
Payable to suppliers	$2,629,626	$3,372,798
Salary and welfare payables	239,726	246,466
Accrued expenses and other current liabilities	103,789	567,546
Total	2,973,141	4,186,810

NOTE 11 –ADVANCE FROM CUSTOMERS

E-Home received annual fees from senior care services customers and recognized revenues over the contract period. The amounts advanced from customers were $1,422,375 and nil as of 30 June, 2020 and 2019, respectively, which will be recognized as senior care services revenue within 12 months.

	2020	2019
Advance from customers	1,414,345	43,668
Total	1,414,345	43,668

NOTE 12 – OPERATING LEASE LIABILITIES

Operating lease liabilities as of June 30, 2020 and 2019, consisted of the following:

	As of June 30, 2020	As of June 30, 2019
Villas*	$1,710,552	$1,691,744
Hotel**	1,383,040	1,572,553
Base Station Tower***	222,542	-
Total operating lease liabilities	$3,316,134	$3,264,297

The operating lease liabilities is the net present value of the remaining lease payments at June 30, 2020, 2019 and 2018. During the fiscal year ended June 30, 2019, 4 out of 7 villa leases were terminated resulting in a liability reduction of lease liabilities of $2,138,136. The discount rate used for the Villas and hotels is 4.1239% and 3.2265%, respectively. The weighted average discount rate used for operating leases is 3.823%.

*	The lease agreement was entered into on December 22, 2017, bears interest at about 4.1239% and will be matured on December 31, 2037. As of June 30, 2020, the Company has paid $635,638 for the first installment.

**	The lease agreement of hotel was entered on December 19, 2018, bears interest at about 3.2265% and will mature on September 30, 2028. As of June 30, 2020, the Company has paid $145,263 for the first year installment and $495,740 for the lease transfer income to the original lessee.

***	The lease agreement was entered into on November 25, 2019, bears interest at about 3.1365% and will be matured on November 24, 2029. As of June 30, 2020, the Company has paid $28,452 for the first installment.

NOTE 13 – FINANCE LEASE LIABILITIES

Financing lease liabilities as of June 30, 2020 and 2019, consisted of the following:

	As of June 30, 2018	Increase/ (Decrease)	Payment	Exchange Rate Translation	As of June 30, 2019
Company vehicles	$-	$615,291	$(58,465)	$(3,941)	$552,885
Add: Unrecognized finance expense	-	22,021	-	(156)	21,865
Total financing lease liabilities	$-	$637,312	$(58,465)	$(4,097)	$574,750

	As of June 30, 2019	Increase/ (Decrease)	Payment	Exchange Rate Translation	As of June 30, 2020
Company vehicles	$552,885	$-	$(75,699)	$(15,458)	$461,728
Add: Unrecognized finance expense	21,865	26,447	-	(820)	47,492
Total financing lease liabilities	$574,750	$26,447	$(75,699)	$(16,278)	$509,220

Analyzed for reporting purposes as:

	As of June 30, 2020	As of June 30, 2019
Long-term portion of finance lease liabilities	$457,867	$552,885
Current maturities of finance lease liabilities	51,353	21,865
Total	$509,220	$574,750

The lease agreement was entered into on September 11, 2017, bears interest at about 4.9% and will be matured on December 31, 2027.

NOTE 14 – TAXES

The Company is registered in the Cayman Islands. The Company generated substantially all of its income/ (loss) from its PRC operations for the years ended June 30, 2020, 2019 and 2018.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

E-Home Hong Kong is not subject to tax on income or capital gain since there has no operations in Hong Kong for the years ended June 30, 2020, 2019 and 2018.

PRC

Income Tax

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The EIT Law became effective on January 1, 2008. 25% tax rates apply to all the PRC operation subsidiaries in the Group.

The provision for income tax for the years ended June 30, 2020, 2019 and 2018, consisted of the following:

	2020	2019	2018
Current income tax provision	$2,251,672	$3,565,146	$3,248,636
Deferred income tax provision	353,097	-	-
Total	$1,898,575	$3,565,146	$3,248,636

The following table sets forth reconciliation between the statutory EIT rate and the effective tax for the years ended June 30, 2020, 2019 and 2018, respectively:

	2020	2019	2018
Provision for income taxes at statutory tax rate in the PRC	$1,886,646	$3,434,377	$3,235,245
Effect of income for which no income tax is chargeable	-	-	-
Effect of expense for which no income tax is deductible	11,929	130,769	13,391
Reversal of deficit	-	-	-
Effective tax	$1,898,575	$3,565,146	$3,248,636

The significant components of deferred tax assets were as follows:

	As of June 30, 2020	As of June 30, 2019
Deferred tax assets
Senior care services fees advanced from customers	$353,097	-
Total	$353,097	-

Value Added Tax (“VAT”)

Business tax changed to VAT in China since May 1, 2016. The Group’s revenue of installation is subject to a VAT rate of 11%.

The maintenance and accessories sales were subject to a VAT rate of 17% before May 1, 2018 and were reduced to 16% since then. The VAT rate was reduced to 13% since April 1, 2019.

According to the regulations (Fiscal and Tax [2016] 36), no VAT will be levied if an enterprise provides employee-based household services. E-Home Pingtan applied for the tax exemption in July 2017 and was approved by the State Administration of Taxation (China), so the VAT rate of installation, maintenance, after-sales and cleaning service is nil since July 2017.

Taxes payable

The Group’s taxes payable as of June 30, 2020 and 2019, consisted of the following:

	2020	2019
Income tax payable	$-	$1,007,362
VAT payable	5,797	7,781
Other tax payables (other payables and accrued liabilities)	2,228	4,476
Total	$8,025	$1,019,619

NOTE 15 – EQUITY

Ordinary Shares

At the reorganization event described in Note 1, the Company issued 50,000 ordinary shares with par value of $1 to exchange for the ownership in E-Home Pingtan from the former shareholders to WFOE.

Prior to the reorganization, the Company had $3,620,757 and $3,885,586 in contributed ownership as of June 30, 2019 and 2018, respectively.

The reorganization has been accounted for at historical cost and prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company. On May 23, 2019, the Company split its 50,000 ordinary shares into 500,000,000 ordinary shares. The authorized ordinary shares became 500,000,000 shares and the par value changed from US$1 to US$0.0001. As part of its reorganization and on May 23, 2019, the Company surrendered 472,000,000 ordinary shares. Currently, the Company has 28,000,000 ordinary shares issued and outstanding.

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors and there is no discretionary surplus reserve as of June 30, 2020, 2019 and 2018. The reserved amounts as determined pursuant to PRC statutory laws totaled $664,100 as of June 30, 2020, 2019 and 2018.

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in PRC. For the years ended June 30, 2020, 2019 and 2018, there was no Company dividend declared.

NOTE 16 – REVENUE

The Company disaggregated the senior care services revenue into sale of E-watch and the care service. Sale of E-watch is recognized in revenue at point in time while revenue from care service is recognized over a period of time. Deferred portion of care service is recorded as a liability (Advance from customers) on the company’s balance sheet.

Revenue	2020	2019	2018
Installation and Maintenance	$32,435,217	$40,644,254	$42,206,282
Housekeeping	11,704,899	10,505,072	3,603,940
Senior care services:
E-watch	1,179,841	-	-
Care service	880,992	-	-
Total	$46,200,949	$51,149,326	$45,810,222

NOTE 17 – SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the management for decision making. Management has identified three operating segments which are installation and maintenance, housekeeping and senior care services. Operations for senior care services began in August 2019. The Group started generating revenue from this new segment in August 2019. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins. Segment profit is defined as net sales reduced by cost of revenue and other related operating expenses. The results are shown as follows for the years ended June 30, 2020, 2019 and 2018:

Revenue	2020	2019	2018
Installation and Maintenance	$32,435,217	$40,644,254	$42,206,282
Housekeeping	11,704,899	10,505,072	3,603,940
Senior care services	2,060,833	-	-
Total	$46,200,949	$51,149,326	$45,810,222

Gross Profit	2020	2019	2018
Installation and Maintenance	$12,950,290	$16,941,937	$17,847,563
Housekeeping	2,802,926	2,436,063	916,297
Senior care services	346,661	-	-
Total	$16,099,877	$19,378,000	$18,763,860

Current Assets	2020	2019	2018
Installation and Maintenance	$-	$-	$-
Housekeeping	-	-	-
Senior care services	-	-	-
Unallocated current assets	28,700,552	25,407,391	18,670,394
Total	28,700,552	25,407,391	$18,670,394

Non-current Assets	2020	2019	2018
Installation and Maintenance	$-	$-	$-
Housekeeping	-	-	-
Senior care services	6,304,720	6,602,005	-
Unallocated non-current assets	5,943,919	5,244,708	8,022,725
Total	12,248,639	$11,846,713	$8,022,725

On account of the Group’s business model, assets, operating expense, profit or loss, liabilities and other material items could not be separated into each operating segment. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

As of June 30, 2020, the Group had following lease commitments under non-cancelable agreements:

Future Lease Payments	Operating Lease	Finance Lease	Total
July 2020 to June 2021	$224,027	$75,162	$299,189
July 2021 to June 2022	224,027	75,162	299,189
July 2022 to June 2023	923,229	75,162	998,391
July 2023 to June 2024	224,027	75,162	299,189
July 2024 to June 2025	224,027	75,162	299,189
Thereafter	2,315,489	244,277	2,559,766
Total	$4,134,826	$620,087	$4,754,913

NOTE 19 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchase.

The Company’s sales are made to customers that are located primarily in China. For the years ended June 30, 2020, 2019 and 2018, no individual customer or supplier accounted for more than 10% of the Company’s total revenues or purchase. As of June 30, 2020, 2019 and 2018, no individual customer or supplier accounted for more than 10% of the total outstanding accounts receivable or accounts payable balance.

NOTE 20 – RELATED PARTY BALANCES AND TRANSACTIONS

During the year ended 2019, the Group obtained a loan in the amount of $1,351,969 from one of its shareholders; this amount was repaid by June 30, 2019. At June 30, 2020, the Group had $8,475 receivable from a shareholder.

NOTE 21 – SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to June 30, 2020 to the date these financial statements were issued, and has determined that, it does not have any material subsequent events to disclose in these financial statements.

NOTE 22 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following is the condensed financial information of the Company on a parent company only basis.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

BALANCE SHEETS

	As of June 30,
	2020	2019
ASSETS
Investment in subsidiaries and VIEs	32,762,819	28,215,237
Total assets	$32,762,819	$28,215,237

LIABILITIES AND SHAREHOLDERS’ EQUITY

Total liabilities	$-	$-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized; 28,000,000 shares issued and outstanding	2,800	2,800
Additional paid-in capital	3,667,957	3,932,786
Retained earnings	31,059,450	25,409,999
Accumulated other comprehensive loss	(1,967,388)	(1,130,348)
Total equity of the Company’s shareholders	32,762,819	28,215,237
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$32,762,819	$28,215,237

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

Statements of Income and Comprehensive Income

	Years Ended June 30,
	2020	2019	2018
Share of income of subsidiaries and VIEs	5,649,451	10,233,775	9,681,207

Net income	$5,649,451	$10,233,775	$9,681,207
Other comprehensive income (loss):	-	-	-
Foreign currency translation adjustment, net of nil tax	$(837,040)	$(729,348)	$58,355

Total comprehensive income	$4,812,411	$9,504,427	$9,739,562

(a) Basis of Presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs.

The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and their respective profit or loss as “Share of profit in subsidiaries and VIEs” on the condensed statements of income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIE or is otherwise committed to provide further financial support. If the subsidiary and VIE subsequently report net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

(b) Shareholders’ Equity

On September 24, 2018, the Company issued 50,000 ordinary shares with par value of $1 to its shareholders.

On May 23, 2019, the Company subdivided its 50,000 ordinary shares into 500,000,000 ordinary shares. The authorized ordinary shares became 500,000,000 shares and the par value changed from US$1 to US$0.0001. On the same day, the Company cancelled 472,000,000 ordinary shares. As a result, the Company has 28,000,000 ordinary shares issued and outstanding. Accordingly, all share and per share information has been restated to retroactively show the effect of this recapitalization.