Form 20-F
period 2021-06-30
E-Home Household Service Holdings Ltd
filed 2021-10-29
CIK 1769768

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

Commission file number: 001-40375

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

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China
Tel: +86-591-87590668

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Shares, par value $0.0001 per share*	EJH	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (June 30, 2021): There were 33,581,556 shares of the registrant’s Ordinary Shares outstanding, par value $0.0001 per share.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended June 30, 2021

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“we,” “us,” “our” or “our company,” are to the combined business of E-Home Household Service Holdings Limited, a Cayman Islands company, and its consolidated subsidiaries;

●	“E-Home WFOE” are to E-Home Household Service Technology Co., Ltd., a limited liability company established under the laws of the PRC as a wholly foreign owned enterprise;

●	“E-Home Pingtan” are to E-Home (Pingtan) Home Service Co., Ltd., previously named Pingtan Comprehensive Experimental Area E Home Service Co., Ltd., a limited liability company established under the laws of the PRC;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Fuzhou Bangchang” are to Fuzhou Bangchang Technology Co. Ltd., a limited liability company established under the laws of the PRC;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Renminbi” and “RMB” are to the legal currency of China;

●	“SEC” are to the Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended

●	“U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States; and

●	“variable interest entities” or “VIEs” are to variable interest entities whose financial statements were included in our historical consolidated financial statements for the fiscal years ended June 30, 2019, 2020 and 2021 as a result of a series of agreements which allowed E-Home Household Service Holdings Limited, through E-Home WFOE, to control the variable interest entities and receive 100% of the variable interest entities’ economic benefits. As described below, E-Home Pingtan and Fuzhou Bangchang were our VIEs from February 2019 to October 27, 2021, the date on which we completed the dissolution of the Company’s VIE structure. E-Home Pingtan and Fuzhou Bangchang currently are our indirectly wholly-owned subsidiaries.

Our reporting currency is U.S. dollar and our functional currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 30, 2021, the noon buying rate for RMB was RMB6.4566 to US$1.00, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement of income data for the fiscal years ended June 30, 2021, 2020 and 2019, and the selected consolidated balance sheet data as of June 30, 2021 and 2020 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statement of income data for the fiscal year ended June 30, 2018 and 2017, and the selected consolidated balance sheet data as of June 30, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Years Ended June 30,
	2017	2018	2019	2020	2021
Statement of Income Data
Total revenues	$35,583,691	45,810,222	51,149,326	46,200,949	74,525,434
Total cost of revenues	21,051,063	27,046,362	31,771,326	30,101,072	48,311,398
Total operating expenses	$24,895,540	5,774,632	5,656,483	8,629,195	17,148,693
Income from operations	$10,688,151	12,989,228	13,721,517	7,470,682	9,065,343
Total other income (expenses)	$21,103	(48,248)	15,990	75,901	1,007,180
Income before income taxes	$10,709,254	12,940,980)	13,737,507	7,546,583	10,072,523
Income tax expense	$(2,659,926)	(3,248,636)	(3,565,146)	(1,898,575)	(3,672,624)
Net income	$8,049,328	9,692,344	10,172,361	5,648,008	6,399,899
Net income (loss) attribute to non-controlling interests	$-	11,137	(61,414)	(1,443)	(9,033)
Net income attributable to shareholders	$8,049,328)	9,681,207)	10,233,775	5,649,451	6,408,932

	As of June 30,
	2017	2018	2019	2020	2021
Balance Sheet Data
Cash and cash equivalents	$6,970,547	14,104,098	23,229,372	25,022,199	52,410,472
Current assets	$11,219,663	18,670,394	25,407,391	28,700,552	65,766,598
Total assets	$11,688,222	26,693,119	37,254,104	40,949,191	74,354,798
Current liabilities	3,658,159	4,111,017	5,453,793	4,645,875	7,499,630
Total liabilities	3,658,159	7,971,172	9,089,144	8,220,866	10,089,552
Shareholders’ equity	$8,030,063	18,721,947	28,164,960	32,728,325	64,265,246
Total liabilities and shareholders’ equity	$11,688,222	26,693,119	37,254,104	40,949,191	74,354,798

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our ordinary shares involves a high degree of risk and our ordinary shares should be purchased only by persons who can afford to lose the entire amount invested. Before purchasing any of our shares, you should carefully consider the following factors relating to our business and prospects. You should pay particular attention to the fact that we conduct substantially all of our operations in China and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in the U.S. and other countries. If any of the following risks actually occurs, our business, financial condition or operating results will suffer, the value of our shares could decline, and you may lose all or part of your investment.

Summary of Risk Factors

Investing in our company involves significant risks. These risks include the following:

●	Performance issues or an inability to provide good customer service could adversely affect our business and harm our reputation.

●	If we fail to retain existing or attract new customers or service providers, our business, financial condition and prospects may be materially and adversely affected.

●	We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and suffer losses.

●	We may not be able to effectively manage our growth and expansion or implement our business strategies, in which case our business and results of operations may be materially and adversely affected.

●	The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and in the value of your ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares. Any such changes may take place quickly and with very little notice.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

●	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures (revised draft for public comments), Personal Information Protection Law, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business.

●	We may be required to apply for a cybersecurity review under the proposed Cybersecurity Review Measures (revised draft for public comments).

●	The approval of China Securities Regulatory Commission (“CSRC”) or other Chinese regulatory agencies may be required in connection with our future overseas capital-raising activities under Chinese law.

●	Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

●	You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and most of our officers and directors reside outside the United States.

●	The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. Although the audit report included in this annual report is prepared by auditors who are currently inspected fully by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets. In addition, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

●	The trading price of our ordinary shares has been and is likely to continue to be highly volatile, which could result in substantial losses to holders of our ordinary shares.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of your shares for return on your investment.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities.

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

Our growth depends significantly on the growth of the Chinese economy which has recently slowed and industry demand and our ability to:

●	expand our service offerings and diversify our customer base;

●	source sufficient levels of service providers to meet additional or existing customer needs;

●	successfully address competition challenges;

●	hire, train and retain a sufficient number of qualified personnel to manage growth and operations;

●	successfully maintain and develop relationships with strategic partners;

●	improve and expand our website and WeChat platform in an increasingly competitive environment;

●	drive traffic to our online platform through our planned expenditures and convert such traffic to sales efficiently and effectively;

●	respond to changes in government policies that may impose restrictions on our business, including privacy or other consumer protection laws;

●	keep up with changes in technology; and

●	successfully integrate our strategic acquisitions and investments.

In 2021, we entered into agreements to acquire all or a majority of equity interests of companies, including 51% of Fuzhou Sijie Cleaning Service Co., Ltd., 33% of Fujian Happiness Yijia Family Service Co., Ltd. (67% of which was previously owned by us), 100% of Fujian Jin Ri Dao Jia Technology Co., Ltd., 55% of Fujian Zhi Xie Education Technology Development Co., Ltd. and 55% of Fuzhou Ju Shang Enterprise Management Consulting Co., Ltd. We also contracted to purchase all the assets of Danyang Situ Fengyi Farm with its owner. As of the date of this report, except for the acquisition of 33% of Fujian Happiness Yijia Family Service Co., Ltd., none of the foregoing acquisitions have been closed.

Such growth and expansion, when occur, will place increased demands on our management, operational and administrative resources. These increased demands and operating complexities could cause us to operate our business less effectively, which, in turn, could cause a deterioration in our financial performance and negatively impact our growth. Any planned growth will also require that we continually monitor and upgrade our management information and other systems, as well as our infrastructure.

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

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

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

We have incurred significant expenses on a variety of advertising and brand promotion initiatives designed to enhance our brand recognition, acquire new customers and increase sales of our services. We incurred $10,279,274, $7,514,211 and $4,101,960 of sales and marketing expenses in fiscal years ended June 30, 2021, 2020 and 2019, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing customers, primarily through advertising and brand promotion initiatives. We market our brand and services through multiple channels, both online and offline. Online marketing is mainly done through WeChat events. Offline services are mainly promoted by clients from communities, institutions, training agencies and firms through peer-to-peer marketing. We also aim to deliver premium services to garner strong word-of-mouth referrals and enhance our brand recognition.

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

Our success heavily depends upon the continued services of our senior management. In particular, we rely on the expertise and experience of Wenshan Xie, our Chairman and Chief Executive Officer, Chunsheng Zhu, our Chief Financial Officer and a director, Mingxiang He, our Chief Marketing Officer and a director, and Yang Chen, our Chief Technology Officer, as well as other officers. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, service providers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

Defects or disruptions in our hosted software, including our website or WeChat platform, could result in service disruptions for our customers. Our network performance and service levels could be disrupted by numerous events, including natural disasters and power losses. We might inadvertently operate or misuse the system in ways that could cause a service disruption for some or all of our customers. We might have insufficient redundancy or server capacity to address any such disruption, which could result in interruptions in our services or degradation of our service levels. Our customers might use our hosted software in ways that cause a service disruption for other customers. These defects or disruptions could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones, either of which could have a material adverse effect on our results of operations and cash flow.

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

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret laws and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. Any unauthorized use of our trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. As internet domain name rights are not rigorously regulated or enforced in China, other companies may incorporate in their domain names elements similar in writing or pronunciation to our company name or its Chinese equivalents. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business.

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

We face risks related to natural disasters, health epidemics and other outbreaks, including the outbreak of COVID-19 since December 2019 which may have a material adverse effect on our business, results of operation and financial condition.

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

In addition, if our customers, suppliers or service providers were affected by health epidemics or other outbreaks of diseases, our business operation may experience material disruption, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations. Started in December 2019, the outbreak of COVID-19 caused by a novel strain of the coronavirus has become widespread in China and in the rest of the world. In order to avoid the risk of the virus spreading, the Chinese government enacted various restrictive measures, including suspending business operations and quarantines, starting from the end of January 2020. All of our operating subsidiaries, employees and customers are located in China. As a result of the COVID-19 outbreak, our businesses, results of operations, financial position and cash flows were significantly adversely affected in January through March of 2020. Our business performance in February 2020 decreased by approximately 98% compared to February 2019 due to COVID-19 as well as the extended Chinese New Year holiday. Although most our home appliance services are conducted in Shandong, Henan and Hunan provinces and our housekeeping services are mainly conducted in Fujian, Shandong and Guangxi provinces, outside the major epidemic province of Hubei, certain of our employees were stuck in main epidemic areas and our operations in Hubei province were shut down.

Constrained by the epidemic, management and employees have made efforts to mitigate the impacts of the epidemic by focusing on disinfection service, promoting our senior care online and continuing operations as much as possible. In the month of February 2020, we continued to provide cleaning services (including disinfection services) to stores, offices and certain residential communities, where outsiders may have access, but suspended our home cleaning services as well as the services of home appliances maintenance and repair to residential communities that limit access for outsiders. As a result of the outbreak of COVID-19, our revenue decreased from approximately $51.15 million for the year ended June 30, 2019 to approximately $46.20 million for the year ended June 30, 2020, a decrease of approximately 9.67%, and net income decreased from approximately $10.17 million for the year ended June 30, 2019 to approximately $5.65 million for the year ended June 30, 2020, a decrease of approximately 44.48%. However, for the year ended June 30, 2021, our revenue grew to approximately $74.53 million from approximately $46.20 million for the year ended June 30, 2020, representing an increase of approximately 61.31%, and our net income grew from approximately $5.65 million to approximately $6.40 million, representing an increase of approximately 13.31%.

Given the uncertainty of the outbreak, the spread of the coronavirus may be prolonged and worsened, and we may be forced to scale back again or even suspend our operations. As the coronavirus cases surge outside China, the outbreak has slowed down the global economy. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforces. The duration and intensity of disruptions resulting from the coronavirus outbreak is uncertain. It is unclear as to when the outbreak will be contained, and we also cannot predict if the impact will be short-lived or long-lasting. The extent to which the coronavirus impacts our financial results will depend on its future developments. If the outbreak of the coronavirus is not effectively controlled in a short period of time, our future business operation and financial condition may be materially and adversely affected as a result of any slowdown in economic growth, operation disruptions or other factors that we cannot predict.

Increase in labor costs in the PRC may adversely affect our business and results of operations.

In recent years, the Chinese economy has experienced inflationary and labor cost increases. Average wages are projected to continue to increase. Further, under PRC law we are required to pay various statutory employee benefits, including basic pension insurance, housing fund, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass such increased labor costs on to our customers by increasing the fees of our products and services, our financial condition and results of operations may be adversely affected.

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

In connection with the preparation of the financial statements included in this annual report on Form 20-F for the year ended June 30, 2021, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2021 and determined they were not effective due to certain material weaknesses as described in Part II. Item 15. “Controls and Procedures” of this annual report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

We will incur increased costs relating to being a public company after we cease to qualify as an “emerging growth company.”

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

Risks Related to Doing Business in China

The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and in the value of your ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

The Chinese government recently has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors, and could cause the value of our ordinary shares to significantly decline or become worthless.

For example, in July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through arrangements via variable interest entities (“VIEs”). In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. Although we have recently dissolved our VIE structure, as substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China, as well as the market price of our ordinary shares, may also be adversely affected.

Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares. Any such changes may take place quickly and with very little notice.

The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to United States and international relations, and will impact companies with connections to the United States or China. The SEC has issued statements primarily focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The statement also addressed risks inherent in companies with VIE structures. We have dissolved our VIE structure and are not in any industry that is subject to foreign ownership limitations by China. However, it is possible that the Company’s filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States.

In response to the SEC’s July 30, 2021 statement, the China Securities Regulatory Commission (the “CSRC”) announced on August 1, 2021, that “[i]t is our belief that Chinese and U.S. regulators shall continue to enhance communication with the principle of mutual respect and cooperation, and properly address the issues related to the supervision of China-based companies listed in the U.S. so as to form stable policy expectations and create benign rules framework for the market.” While the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures,” it emphasized that it “has always been open to companies’ choices to list their securities on international or domestic markets in compliance with relevant laws and regulations.” If any new legislation, executive orders, laws and/or regulations are implemented, if the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tension or if the Chinese government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the market price of our ordinary shares.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations, especially those relating to the internet, are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;

●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and

●	extraterritorial application of China’s securities laws.

As the Opinions on Strictly Cracking Down on Illegal Securities Activities were recently issued, there are great uncertainties as to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures (revised draft for public comments), Personal Information Protection Law, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business.

Regulatory authorities in China have implemented and are considering further legislative and regulatory proposals concerning data protection. China’s new Data Security Law went into effect on September 1, 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. The Data Security Law sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB5 million, suspension of relevant business, and revocation of business permits or licenses.

In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. Any failure or delay in the completion of the cybersecurity review procedures may prevent the critical information infrastructure operator from using or providing certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services. The PRC government recently launched cybersecurity reviews against a number of mobile apps operated by several US-listed Chinese companies and prohibiting these apps from registering new users during the review periods. We do not believe that we constitute a critical information infrastructure operator under the Cybersecurity Review Measures that took effect in June 2020.

On July 10, 2021, the Cyberspace Administration of China issued the Cybersecurity Review Measures (revised draft for public comments), which proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security. The PRC National Security Law covers various types of national security, including technology security and information security. The revised draft of the Cybersecurity Review Measures expands the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Under the revised draft of the Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, the revised draft of the Cybersecurity Review Measures proposed that all such entities that maintain or store the personal information of more than 1 million users and undertake a public listing of securities in a foreign country would be required to pass cybersecurity review, which would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. An operator that violates these Measures shall be dealt with in accordance with the provisions of the PRC Cybersecurity Law and the PRC Data Security Law. The number of our registered users through the WeChat platform has reached over two million and we have access to certain information of our customers in providing services. However, uncertainties exist as to how to interpret the revised draft, particularly the terms such as “possess” or “personal information” therein, and whether, if enacted, it will apply retrospectively to companies that are already listed abroad. Moreover, the revised draft of the Cybersecurity Review Measures is still solicitating comments and subject to further changes. Thus, it is unclear at the present time how widespread the revised draft of the Cybersecurity Review Measures requirement and the enforcement action will be and what effect they will have on us in particular. If China’s regulators impose penalties on us for non-compliance which could range from fines to suspension of operations, this could lead to us delisting from the U.S. stock market.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which will become effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities. We have access to certain information of our customers in providing services and may be required to further adjust our business practice to comply with new regulatory requirements.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with the PRC Cybersecurity Law and the PRC Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices or service offerings could fail to meet all of the requirements imposed on us by the PRC Cybersecurity Law, the PRC Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market.

We may be required to apply for a cybersecurity review under the proposed Cybersecurity Review Measures (revised draft for public comments).

On July 10, 2021, the Cyberspace Administration of China published the Cybersecurity Review Measures (revised draft for public comments). The revised draft of the Cybersecurity Review Measures expands the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Although the number of our registered users through the WeChat platform has reached over two million and we have access to certain information of our customers in providing services, uncertainties exist as to how to interpret the revised draft, particularly the terms such as “possess” or “personal information” therein. Further, it is unclear whether the revised draft of the Cybersecurity Review Measures, if enacted, will apply retrospectively to companies that are already listed overseas like us. Furthermore, the Cybersecurity Review Measures (revised draft) is still soliciting comments and subject to further changes. We cannot assure you that we will not be subject to any cybersecurity review if the revised draft of the Cybersecurity Review Measures takes effect. If we are subsequently required to pass a cybersecurity review by the Cyberspace Administration of China, we may be unable to complete the review on time, if at all, which could have a material adverse effect on the trading price of our ordinary shares.

PRC laws and regulations establish complex procedures in connection with certain acquisitions of China-based companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions or mergers in China.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (“CSRC”), and the State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities of a PRC company obtain the approval of the China Securities Regulatory Commission prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the China Securities Regulatory Commission published on its official website procedures regarding its approval of overseas listings through special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce of the PRC (“MOFCOM”) be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

Moreover, according to the Anti-Monopoly Law of the People’s Republic of China promulgated on August 30, 2007 and the Provisions on Thresholds for Reporting of Concentrations of Undertakings (the “Prior Reporting Rules”) issued by the State Council in August 2008 and amended in September 2018, the concentration of business undertakings by way of mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly enforcement agency of the State Council when the applicable threshold is crossed and such concentration shall not be implemented without the clearance of prior reporting. In addition, the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprise by Foreign Investors (the “Security Review Rules”) issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review by structuring the transaction through, among other things, trusts, entrustment or contractual control arrangements.

We may grow our business in part by acquiring other companies operating in our industry. Compliance with the requirements of the regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Our Business—Regulation—Regulations Relating to Overseas Listing.”

The approval of the CSRC or other Chinese regulatory agencies may be required in connection with our future overseas capital-raising activities under Chinese law.

The “M&A Rules” purport to require offshore special purpose vehicles that are controlled by Chinese companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of Chinese domestic companies or assets in exchange for the shares of the offshore special purpose vehicles shall obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

Based on our understanding of the Chinese laws and regulations in effect at the time of this annual report and in the opinion of Tian Yuan Law Firm, our PRC legal counsel, we will not be required to submit an application to the CSRC for its approval of any of our offerings of ordinary shares to foreign investors under the M&A Rules. However, there remains some uncertainties as to how the M&A Rules will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Furthermore, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. See “Risk Factors—Risks Related to Doing Business in China— Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures (revised draft for public comments), Personal Information Protection Law, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business” for more details. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims. Notwithstanding the foregoing, as of the date of this annual report, we are not aware of any Chinese laws or regulations in effect requiring that we obtain permission from any Chinese authority to issue securities to foreign investors, and we have not received any inquiry, notice, warning, or sanction in relation to the listing and trading of our ordinary shares on the Nasdaq from the CSRC, the CAC or any other Chinese authorities that have jurisdiction over our operations.

We are advised by our PRC counsel that based on the Chinese laws and regulations currently in effect as of the date of this report, we are not required to submit an application to the CSRC or the CAC for the approval of our offerings of securities to foreign investors or trading of our ordinary shares on the Nasdaq. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, CAC or any other regulatory authority is required for any of our offerings, we may face sanctions by the CSRC, the CAC or other Chinese regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from overseas offerings into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares. In addition, if the CSRC, the CAC or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for any of our offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our ordinary shares.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries and/or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

The State Administration of Foreign Exchange promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, on July 4, 2014, which replaced the former circular commonly known as “Circular 75” promulgated by the State Administration of Foreign Exchange on October 21, 2005. Circular 37 requires PRC residents to register with local branches of the State Administration of Foreign Exchange in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required registration with the State Administration of Foreign Exchange, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the State Administration of Foreign Exchange (“Circular 13”), local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015. The Circular 13 also simplified processing procedures for certain direct investment-related foreign exchange business, for example, simplifying the administration of the confirmation and registration of foreign investors’ contribution under domestic direct investment, canceling the filing of overseas re-investment foreign exchange, and canceling annual inspection of the direct investment-related foreign exchange.

According to Circular 37 and Circular 13, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. As of the date of this annual report, to the best of our knowledge, our PRC resident shareholders with offshore investments in our company are currently in the process of applying for registration for their foreign investment in our company in accordance with Circular 37 and Circular 13. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligations. Nevertheless, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with Circular 37 and subsequent implementation rules, and there is no assurance that the registration under Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Such failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making additional capital contributions or loans to our PRC subsidiaries.

E-Home Household Service Holdings Limited, as an offshore holding company, is permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

The State Administration of Foreign Exchange promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the State Administration of Foreign Exchange will permit such capital to be used for equity investments in the PRC in actual practice. The State Administration of Foreign Exchange promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their positions as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to the State Administration of Foreign Exchange or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who may be granted options may follow Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. As E-Home Household Service Holdings Limited is an overseas listed company under PRC laws, we and our directors, executive officers and other employees who are PRC residents and who have may be granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by the State Administration of Foreign Exchange in February 2012, according to which, employees, directors, supervisors and other management members who are PRC residents participating in any stock incentive plan of an overseas publicly listed company are required to register with the State Administration of Foreign Exchange through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements. However, there can be no assurance that they can successfully register with the State Administration of Foreign Exchange in full compliance with the rules. Failure to complete the registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We rely to a significant extent on dividends and other distributions on equity paid by our operating PRC subsidiaries to fund offshore cash and financing requirements.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by E-Home WFOE and its PRC subsidiaries and on remittances from them, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund intercompany loans, service any debt we may incur outside of China and pay our expenses. When E-Home WFOE or its PRC subsidiaries incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to E-Home WFOE or its PRC subsidiaries permit payments of dividends only from part of their retained earnings, if any, determined in accordance with applicable PRC accounting standards and regulations.

Under PRC laws, rules and regulations, E-Home WFOE and its PRC subsidiaries are required to set aside at least 10% of their net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of their registered capital. These reserves, together with the registered capital, are not included in the retained earnings distributable as cash dividends. Furthermore, under PRC law, E-Home WFOE or its PRC subsidiaries cannot distribute any profits until all of their losses from prior fiscal years have been offset. As a result, E-Home WFOE and its PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to their shareholder as dividends, loans or advances. In addition, registered share capital and statutory reserve accounts of E-Home WFOE and its PRC subsidiaries are also restricted from withdrawal in the PRC, up to the amount of their net assets.

Limitations on the ability of E-Home WFOE and its PRC subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

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

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. E-Home WFOE is wholly owned by our Hong Kong subsidiary. Accordingly, such Hong Kong subsidiary may qualify for a 5.0% tax rate in respect of distributions from its PRC subsidiary. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to State Administration of Taxation Circular 60 which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

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

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxes if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under Bulletin 37 and Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 37 and Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 37 and Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

All of our net income is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the State Administration of Foreign Exchange by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the State Administration of Foreign Exchange and other relevant PRC governmental authorities. Since a significant amount of our future net income and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has started to appreciate slowly against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 12 and 13, 2015, the People’s Bank of China (“PBOC”) significantly devalued the renminbi by fixing its price against the U.S. dollar 1.9%, 1.6% and 1.1% lower than the previous day’s value, respectively. On October 1, 2016, the renminbi joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the renminbi depreciated significantly while the U.S. dollar surged and China experienced persistent capital outflows. With the development of the foreign exchange market and progress towards interest rate liberalization and renminbi internationalization, the Chinese government may in the future announce further changes to the exchange rate system. There is no guarantee that the renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or Chinese or U.S. government policy may impact the exchange rate between the renminbi and the U.S. dollar in the future.

All of our revenue and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiary in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and most of our officers and directors reside outside the United States.

Although we are incorporated in the Cayman Islands, we conduct substantially all of our operations in China. All of our current officers and most of our directors reside outside the U.S. and substantially all of the assets of those persons are located outside of the U.S. It may be difficult for you to conduct due diligence on our company or such directors in your election of the directors and attend shareholders meetings if the meeting is held in China. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the U.S.

The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. Although the audit report included in this annual report is prepared by auditors who are currently inspected fully by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE and the Nasdaq, or in U.S. over-the-counter markets. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement the foregoing certification and disclosure requirements and that it was seeking public comment on the issuer identification process as well as the submission and disclosure requirements. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction.

Accordingly, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ordinary shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. While we understand that there has been dialogue among the China Securities Regulatory Commission, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, and the audit report included in this annual report is prepared by auditors who are currently inspected fully by the PCAOB, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators in the future. The market prices of our ordinary shares and/or other securities could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance.

Furthermore, as part of ongoing efforts to protect U.S. investors, the U.S. President’s Working Group on Financial Markets, or the PWG, released a report in August 2020 recommending certain enhancements to listing standards on U.S. stock exchanges, including that the PCAOB have access to work papers of the principal audit firm for the audit of each company as a condition to initial and continued exchange listing. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The SEC announced that its staff have been directed to prepare and develop proposals in response to the report of the PWG. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our company, and may have a material and adverse impact on the trading prices of the securities of such issuers, and substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

Risks Related to Our Ordinary Shares

The trading price of our ordinary shares has been and is likely to continue to be highly volatile, which could result in substantial losses to holders of our ordinary shares.

The trading price of our ordinary shares has been and is likely to continue to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008 and 2020, which may have a material and adverse effect on the trading price of our ordinary shares.

In addition to the above factors, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	announcements of studies and reports relating to the quality of our services or those of our competitors;

●	changes in the economic performance or market valuations of similar service providers;

●	actual or anticipated fluctuations in our quarterly or semi-annual results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the market for our services;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares; and

●	sales or perceived potential sales of additional ordinary shares.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your shares. You may not realize a return on your investment and you may even lose your entire investment.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (2021 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2021 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders. See “Item 10. Additional Information – B. Memorandum and Articles of Association - Description of Share Capital—Differences in Corporate Law.”

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we may publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC in reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

Our Chairman and Chief Executive Officer, Mr. Wenshan Xie, wholly owns E-home Group Limited, which in turn owns approximately 30.43% of our outstanding ordinary shares. On February 1, 2019, E-home Group Limited entered into a voting agreement with Lucky Max Global Limited, pursuant to which, for a term of 20 years, Lucky Max Global Limited agreed to vote consistently with E-home Group Limited in the exercise all of its rights as a shareholder of our company. Lucky Max Global Limited owns approximately 14.61% of our outstanding ordinary shares. As a result, Mr. Xie, through E-home Group Limited, could be deemed to currently have voting power over approximately 45.04% of our outstanding ordinary shares and accordingly, possesses substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares.

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

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information-E. Taxation – United States Federal Income Taxation – Passive Foreign Investment Company Rules.”

General Risk Factors

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

On October 16, 2018, we established E-Home Household Service Holdings Limited as a wholly-owned subsidiary in Hong Kong. E-Home Household Service Holdings Limited is a holding company and holds all of the equity interests of E-Home WFOE, which was established in the PRC on December 5, 2018. In February 2019, E-Home WFOE entered into contractual arrangements with E-Home Pingtan and Fuzhou Bangchang, two limited liability companies established under the laws of the PRC on April 1, 2014 and March 15, 2007, respectively, and their shareholders. Such contractual arrangements allowed E-Home WFOE to control and receive 100% economic benefits of E-Home Pingtan and Fuzhou Bangchang, based upon which we consolidated E-Home Pingtan and Fuzhou Bangchang into our financial statements for the fiscal years ended June 30, 2019, 2020 and 2021.

On May 14, 2021, our ordinary shares commenced trading on the Nasdaq Capital Market under the symbol “EJH.” On May 18, 2021, the Company completed the closing of its initial public offering of 5,575,556 ordinary shares at a public offering price of $4.50 per ordinary share, including 20,000 ordinary shares issued upon the partial exercise of the over-allotment option by Joseph Stone Capital, LLC, who acted as the representative of underwriters for the initial public offering. The offering was conducted on a firm commitment basis.

In October 2021, the board of directors of the Company decided not to pursue the value-added telecommunications business and accordingly to dissolve the Company’s VIE structure. On October 18, 2021, E-Home WFOE entered into an equity transfer agreement with each of E-Home Pingtan and Fuzhou Bangchang and their respective shareholders, pursuant to which, E-Home WFOE exercised the options to acquire all of the equity interests in each of E-Home Pingtan and Fuzhou Bangchang from their respective shareholders. The equity transfer from the shareholders of Fuzhou Bangchang to E-Home WFOE was completed on October 18, 2021 and the equity transfer from the shareholders of E-Home Pingtan to E-Home WFOE was completed on October 27, 2021. As a result, the Company’s VIE structure was dissolved and each of E-Home Pingtan and Fuzhou Bangchang is now a wholly owned indirect subsidiary of the Company. In connection with the above equity transfer, E-Home Pingtan changed its name from Pingtan Comprehensive Experimental Area E Home Service Co., Ltd to E-Home (Pingtan) Home Service Co., Ltd.

E-Home Pingtan is a holding company of the following subsidiaries: (i) 100% of the equity interests of Fuzhou Yongheng Xin Electric Co., Ltd., a limited liability company established under the laws of the PRC on October 12, 2004; (ii) 100% of the equity interests of Fujian Happiness Yijia Family Service Co., Ltd., a limited liability company established under the laws of the PRC on January 19, 2015; and (iii) 51% of the equity interests of Yaxing Human Resource Management (Pingtan) Co., Ltd., a limited liability company established under the laws of the PRC on July 6, 2018. E-Home Pingtan also holds 20% of the equity interests of Fuzhou Fumao Health Science and Technology Co., Ltd. (“Fuzhou Fumao”), previously named Fuzhou Yiyanbao Information Technology Co., Ltd., a limited liability company established under the laws of the PRC on August 12, 2016. E-Home Pingtan reduced its shareholding in Fuzhou Fumao from 67% to 20% as of September 15, 2021 by completing the registration of the transfer of 47% equity interests in Fuzhou Fumao to certain individuals with local governmental authorities. As of September 15, 2021, Fuzhou Fumao had nominal operations and E-Home Pingtan had not made capital contributions to it.

Corporate Structure

All of our business operations are conducted through our Chinese subsidiaries. The chart below presents our current corporate structure:

*	Mr. Xie, our Chairman and Chief Executive Officer, has voting power over approximately 45.04% of our outstanding ordinary shares through his ownership of E-home Group Limited, which owns approximately 30.43% of our outstanding ordinary shares, and a voting arrangement with Lucky Max Global Limited, which owns approximately 14.61% of our outstanding ordinary shares. See Item 6.E Share Ownership for additional details on the ownership of our ordinary shares.

B. Business Overview

General

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e家快服”, across 21 provinces in China. Currently, these services primarily include home appliance services and housekeeping services. For our home appliance services, we partner with individuals and service stores which provide the technicians to deliver the on-site services. We have partnerships with more than 2,600 individuals and service stores providing these services in China. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We currently have more than 2,800 cleaners and nannies providing our housekeeping or care services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services. In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair and maintenance of home appliances to delivery, installation, repair and maintenance of home appliances, home-moving, house cleaning, nanny and maternity matron. In addition, we have recently launched and are actively promoting our senior care services. We had generated a limited amount of revenue from our senior care services as of June 30, 2021. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise. We currently have approximately 453 employees to support our operations.

The focus of our integrated household services will be adjusted based on different seasons and different locations. Most our home appliance services are conducted in Shandong, Henan and Hunan provinces, while our housekeeping and care services are mainly conducted in Fujian, Shandong and Guangxi provinces. We received over 835,000 and 964,000 service orders in the fiscal years ended June 30, 2020 and 2019, respectively. In the fiscal year ended June 30, 2021, we received about 1,393,660 service orders. We believe that all services ordered were successfully delivered.

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

We market our brand and services through multiple channels, both online and offline. Online marketing is mainly done through WeChat events. Offline services are mainly promoted by clients from communities, institutions, training agencies and firms through peer-to-peer marketing. We also aim to deliver premium services to garner strong word-of-mouth referrals and enhance our brand recognition. The number of our registered members increased to more than 2,000,000 for the year ended June 30, 2020 from about 1,629,000 for the year ended June 30, 2019. As of June 30, 2021, we had more than 2.8 million registered members, of which about 1.85 million members have used our services. Registered members are those customers who followed our WeChat official account and provided their profiles, including their phone numbers or WeChat User IDs. Most of the orders for our services are placed from our registered members; therefore, we believe that the number of registered members is a key metric for our operations.

We have invested heavily in expanding and upgrading our business. In 2017, we acquired 67% of Fujian Happiness Yijia Family Service Co., Ltd. and 100% of Fuzhou Yongheng Xin Electric Co., Ltd. to support the expansion of our integrated household services and the training of our service providers. In 2021, we entered into equity transfer agreements to acquire all or a majority of equity interests of certain companies, including 51% of Fuzhou Sijie Cleaning Service Co., Ltd., 33% of Fujian Happiness Yijia Family Service Co., Ltd. (67% of which was previously owned by us), 100% of Fujian Jin Ri Dao Jia Technology Co., Ltd., 55% of Fujian Zhi Xie Education Technology Development Co., Ltd., and 55% of Fuzhou Ju Shang Enterprise Management Consulting Co., Ltd. We also contracted to purchase all the assets of Danyang Situ Fengyi Farm with its owner. As of the date of this report, except for the acquisition of 33% of Fujian Happiness Yijia Family Service Co., Ltd., none of the foregoing acquisitions in 2021 have been closed. On June 23, 2021, Fuzhou Fumao, a 20% owned PRC subsidiary of ours, entered into an equity transfer agreement with Fuzhou Gulou Jiajiale Family Service Co. Ltd. (“Jiajiale”), pursuant to which Fuzhou Fumao agreed to acquire 100% of equity interests of Jiajiale in cash. As of the date of this report, such acquisition has not closed yet.

Our business has grown in recent years as demonstrated by our growth in revenue from fiscal year 2017 to fiscal year 2019. Although due to the impact of COVID-19 our overall revenue decreased by approximately 9.67% to approximately $46.20 million for the year ended June 30, 2020, our revenue from housekeeping services increased by 11.42% to approximately $11.70 million for the year ended June 30, 2020. We also generated approximately $2.06 million of revenues from our senior care services for the fiscal year ended June 30, 2020. Our revenues and net income for the year ended June 30, 2021 increased by 61.31% and 13.31%, respectively, as compared with the year ended June 30, 2020. However, the results of operations for the fiscal year ending June 30, 2022 and beyond are still uncertain and may be adversely impacted by any further outbreak or resurgence of the COVID-19 pandemic. See “Risks Related to Our Business and Industry — We face risks related to natural disasters, health epidemics and other outbreaks, including the outbreak of COVID-19 since December 2019 which may have a continued material adverse effect on our business, results of operation and financial condition.”

Our Services

Currently, our services mainly include home appliance services, housekeeping services and senior care services. Our test operations for senior care services began in February 2019 and have so far only generated a relatively limited amount of revenue from this new segment.

Installation and Maintenance

We respond to service requests from homeowners who require assistance with technical home installation and repair issues. We help customers protect and maintain their homes, typically their most valuable asset, from unplanned breakdowns of essential home systems and appliances, which are typically expensive. We provide customers with efficient and convenient home appliance services such as installation, repair, maintenance and other after sale services. Our service providers are primarily located in rural-urban fringe areas of 21 provinces in China, and Shandong, Henan and Hunan provinces are the three provinces that have the most service providers.

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

We aim to provide the best service experience to customers. If a customer complains about the quality of the work, we evaluate the complaint and if valid, arrange for additional service or make a full refund including the upfront fee. Our customers normally pay us directly by using WeChat or Alipay immediately after the completion of ordered services.

As part of our installation and maintenance services, we also sell accessories when they need to be replaced during the provision of our home appliance services. The main types of accessories that we sell are control panels, electric boards, condensers, and compressors. Prices for these accessories range from RMB400 to RMB700 (approximately from $61 to $107). However, the price of some accessories such as TV screens could be much higher-up to RMB1,600 (approximately $233).

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

Due to the impact of COVID-19, revenue from installation and maintenance services decreased by 20.36% to approximately $32.22 million for the year ended June 30, 2020 from approximately $40.46 million for the year ended June 30, 2019. Installation and maintenance services accounted for approximately 69.74% and 79.10% of our total revenue for the years ended June 30, 2020 and 2019, respectively. Revenue from installation and maintenance services increased by approximately $19.33 million, or 59.98%, to approximately $51.55 million for the year ended June 30, 2021 from approximately $32.22 million for the year ended June 30, 2020. Such increase was primarily due to the continued growing demand for installation and maintenance service after the coronavirus outbreak in China. Installation and maintenance services accounted for 69.17% of our total revenue for the year ended June 30, 2021, as compared to 69.74% for the year ended June 30, 2020.

Housekeeping

In January 2018, we began providing housekeeping services, which include housecleaning, nanny and maternity matron. Our current standard charge for housecleaning services is about RMB50 (approximately $7.56) per hour. The minimum order for housecleaning services is four hours. During our fiscal year ended June 30, 2021, we served approximately 544,500 customers, and during the fiscal year ended June 30, 2020, we served approximately 209,000 customers.

Customers can place an order through our WeChat platform and pay a service fee for housecleaning or a referral fee for nanny and maternity matron. Approximately 90% of our customers are urban residents, particularly white-collar workers. We currently have more than 2,800 cleaners and nannies providing our housekeeping services. In most cases, the same cleaner or nanny will be assigned to the same customer so that they can build trust and long-term relationships with their customers to provide services with better quality. We highly value the standard of our housekeeping services and we constantly improve the service quality by building up our training system and regularly training our service providers.

We enter into housekeeping service agreements with each of our service providers. Under our standard housekeeping service agreement, the service provider is assigned certain customers and agrees to provide the services for that customer in accordance with our rules and procedures. As compensation, we are paying the service provider monthly at an hourly rate of RMB40 (approximately $6.26) per hour. A service provider typically works for about 120 hours per month. These service providers are considered independent contractors and not employees, so we are not required to obtain labor, medical or other insurance for the service providers. We provide the service providers with access to our ordering platforms. The service providers are not permitted to accept cash from customers. All payments by customers must be made through our platforms. We also provide the service providers with necessary training. After orders are completed, we obtain customer feedback and work with the service providers to address any issues. Our standard housekeeping service agreement is for a term of one (1) year and may be terminated by either party for cause. The agreement may also be terminated by us if the customer accepts customer payments directly and such violation is material.

Revenue from housekeeping services increased by approximately $1.20 million, or approximately 11.42% to approximately $11.70 million for the year ended June 30, 2020 from approximately $10.51 million for the year ended June 30, 2019. Revenue from housekeeping services amounted to approximately $16.79 million, or 22.53% of total revenue, for the year ended June 30, 2021, increased by approximately $5.09 million, or 43.47%, from approximately $11.70 million for the year ended June 30, 2020. Such increase was primarily due to the significant increase in demand of housekeeping services after the corona-virus outbreak in China.

Senior Care Services

We have launched and are actively promoting our senior care services. We began test operations for these services in February 2019 and generated approximately $2.06 million of revenues from this segment during the fiscal year ended June 30, 2020 and approximately $6.04 million of revenues during the fiscal year ended June 30, 2021. This service primarily targets the senior population over 60 years old. We are partnering with senior associations to develop an internet based at-home senior care service program. As part of this program, we developed a customizable smart wristwatch with functions such as time, blood pressure measurement, heart rate measurement, pedometer, locator, and calling. The manufacture of this smart watch is outsourced to Guangzhou 100ecare Technology Ltd., or Guangzhou 100ecare, a Shenzhen based professional smart products manufacturer. Guangzhou 100ecare also provides relevant technical services to us so that we can receive real-time customer physical conditions transmitted from their smart wristwatches, such as heart rates, blood pressures and locations.

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

As of June 30, 2021, we had received about 77,100 senior care orders. We are cooperating with about 52 community doctors and have ordered approximately 56,700 smart wristwatches and leased 60 cars as well as 3 villas to support and develop our senior care services. With Guangzhou 100ecare we have developed a system, which is used in our services to help our customers monitor main health indicators like heart rate and blood pressure.

Sublease

The Company subleases its operating leased right-of-use hotel. For the years ended June 30, 2021, 2020 and 2019, the sublease income of operating lease right-of-use assets were $147,663, $214,319 and $183,903, respectively.

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2021, we had 379 full-time sales and marketing personnel, each of whom is responsible for a designated sales region. Our general marketing efforts are designed to build brand awareness and reputation. We market our services to both homeowners and businesses through online and offline marketing activities, including advertisements via various social media channels such as WeChat, marketing partnerships, various offline marketing events hosted by our local employees, and through our sales teams. We offer service discounts or promotions from time to time to stimulate customer orders. We launch different service events based on different seasons. For example, people tend to maintain and clean their air conditioners between April and May, so we will mainly promote and provide home appliance services in this time period each year.

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

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret laws and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered four trademarks, including “e家快服”, in the PRC and 10 software copyrights in the PRC. We are the registered holder of 1 domain name for our website: www.ej111.com.

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

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the Negative List, which was promulgated by the Ministry of Commerce of the PRC (“MOFCOM”), and the National Development and Reform Commission ("NDRC"), in June 2020 and came into effect in July 2020. The Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited from receiving foreign investment. The Negative List covers 12 industries, and any field not falling under the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

Foreign Investment Law of the PRC, or the Foreign Investment Law, was promulgated by the NPC in March 2019 and came into effect in January 2020. When the Foreign Investment Law came into effect, the Law on Wholly Foreign-owned Enterprises of the PRC, the Law on Sino-foreign Equity Joint Ventures of the PRC and the Law on Sino-foreign Cooperative Joint Ventures of the PRC were repealed simultaneously. The investment activities of foreign natural persons, enterprises or other organizations (collectively, the "foreign investors") directly or indirectly within the territory of China shall comply with and be governed by the Foreign Investment Law. Such activities include: 1) establishing by foreign investors of foreign-invested enterprises in China alone or jointly with other investors; 2) acquiring by foreign investors of shares, equity, property shares, or other similar interests of Chinese domestic enterprises; 3) investing by foreign investors in new projects in China alone or jointly with other investors; and 4) other forms of investment prescribed by laws, administrative regulations or the State Council.

In December 2019, the State Council promulgated the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect in January 2020. When the Regulations on Implementing the Foreign Investment Law of the PRC came into effect, the Regulation on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC were repealed simultaneously. In accordance with the Regulations on Implementing the Foreign Investment Law of the PRC, according to the needs for national economic and social development, the State shall formulate a catalogue of industries for which foreign investment is encouraged to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. On January 27, 2021, the Catalogue of Industries for Encouraging Foreign Investment (2020 Version) which was promulgated by NDRC and MOC became effective and the “household services” falls with the catalogue.

In December 2019, the MOFCOM and the State Administration for Market Regulation (“SAMR”) promulgated the Measures on Reporting of Foreign Investment Information, which came into effect in January 2020. When the Measures on Reporting of Foreign Investment Information came into effect, the Interim Measures for the Administration of Filing for Establishment and Changes in Foreign Investment Enterprises were repealed simultaneously. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the relevant commerce administrative authorities according to the Measure on Reporting of Foreign Investment Information. A listed foreign-funded company may, when the change of foreign investors’ shareholding ratio cumulatively exceeds 5% or the foreign party’s controlling or relatively controlling status changes, report the information on the change of investors and the shares held by them.

We are engaged in the business of household services, appliance maintenance and repair and senior care, none of which falls within the Negative List. Therefore, there are no restrictions on foreign investment in the industries where we operate.

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

On April 13, 2020, the Cyberspace Administration of China (“CAC”), the NDRC, the MIIT, and several other governmental authorities jointly issued the Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, the purchase of cyber products and services including core network equipment, high-performance computers and servers, mass storage devices, large databases and application software, network security equipment, cloud computing services, and other products and services that have an important impact on the security of critical information infrastructure which affects or may affect national security is subject to cybersecurity review by the Cybersecurity Review Office.

On July 10, 2021, the Cyberspace Administration of China published the Cybersecurity Review Measures (Revision Daft for Comments), or the Draft Revised Measures, for public comments. The scope of review under the Draft Revised Measures extends to critical information infrastructure operators, data processors carrying out data processing activities, and national security risks related to a non-PRC listing, especially the “risks of core data, important data or substantial personal information being stolen, leaked, damaged, illegally used or exported; risks of Critical Information Infrastructure, core data, important data or substantial personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.” According to Article 6 of the Draft Revised Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing abroad. Besides, where any activities affect or may endanger national security during the purchase of network products and services by key information infrastructure operators or the data processing by data workers, cybersecurity reviews should be conducted in accordance with the Draft Revised Measures. The Draft Revised Measures are subject to further changes.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. Any organization or individual that collects data shall do so in a lawful and legitimate manner and shall not obtain data by stealing or other illegal means. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and appropriate level of protection measures is required to be taken for the respective categories of data, for example, the processor of important data shall designate the personnel and management institution responsible for the data security, carry out risk assessment for its data processing activities and file the risk assessment report with the competent authorities. In addition, the Data Security Law provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, to improve relevant laws and regulations on data security, crossborder data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

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

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law that will take effect on November 1, 2021, which provides for various requirements on personal information protection, including legal bases for data collection and processing, requirements on data localization and cross-border data transfer, and requirements for consent and requirements on processing sensitive personal information. The Personal Information Protection Law apply to the activities of processing the personal data of natural persons within the territory of the PRC. The individual’s consent shall be obtained to process personal data in accordance with other relevant provisions of this Law, subject to certain exceptions stipulated in this Law.

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

The PRC Copyright Law, adopted in 1990 and revised in 2001, 2010, and 2021, respectively, with its implementation rules adopted on August 8, 2002 and revised in 2011 and 2013, respectively, and the Regulations for the Protection of Computer Software as promulgated on December 20, 2001 and amended in 2011 and 2013 provide protection for copyright of computer software in the PRC. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.

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

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not obtained registration as required before the implementation of the Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

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

We may adopt a share incentive plan in the future, under which we will have the discretion to award incentives and rewards to eligible participants. We plan to advise the recipients of awards under our share incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with the State Administration of Foreign Exchange in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016, respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014, respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Limitation on the ability of our PRC subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors—Risks Related to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our operating PRC subsidiaries to fund offshore cash and financing requirements.”

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

In addition, the PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;

●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and

●	extraterritorial application of China’s securities laws.

As the Opinions on Strictly Cracking Down on Illegal Securities Activities were recently issued, there are great uncertainties with respect to the interpretation and implementation thereof. The Chinese government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, and compliance with China’s securities laws.

The Notice of the State Council on Further Strengthening the Administration of Share Issues and Listings Overseas was promulgated by the State Council on June 20, 1997, which regulated that an unlisted Chinese investment company or a listed company with Chinese investment holdings which is registered overseas shall not apply to issue shares and list a company overseas which involve domestic assets owned for less than three (3) years. If there are special circumstances, the application must be submitted to the China Securities Supervision and Management Committee for examination and verification and then presented to the Securities Committee of the State Council for examination and approval. At the conclusion of these market listing activities, the unit which holds the domestic shareholders’ rights must notify the China Securities Supervision and Management Committee of the details of the case for the record. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

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

D. Facilities

Our corporate headquarters are located in Fuzhou City, China, where we lease an area of approximately 1,028.5 square meters under a 1-year lease expiring on December 31, 2021. Monthly payments under this lease are RMB28,000 (approximately $4,267). We intend to renew the lease when it expires.

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

On December 19, 2018, we entered into a long-term lease agreement with Jinjiang Qingyang Qinghua Business Hotel, with a view to subleasing the hotel and earning rental payments. Under the lease agreement, we rent the entire 11-floor hotel building with a rental area of 6,600 square meters for a minimum of ten years. The lease agreement required that we pay a lump sum of RMB 4 million (approximately $581,844) as rent, of which RMB 500,000 (approximately $72,730) shall be paid within 30 days after the right to lease the building is transferred to us, evidenced by further agreements, and the remaining RMB 3.5 million (approximately $509,113) is due within 50 days after completing relevant registrations. In addition, we need to pay the rent the landlord had prepaid which equals RMB 945,000 (approximately $137,461) within 30 days after the right to lease the building is transferred to us. On January 15, 2019, we entered into a supplemental agreement to the lease agreement, under which we shall pay the first RMB 500,000 (approximately $72,730) and the prepaid rent of RMB 945,000 (approximately $137,461) to the landlord on January 16, 2019. As the landlord had received RMB 280,000 (approximately $40,729) in prepaid rent, we were required to pay the remaining RMB 3,220,000 (approximately $468,384) within 50 days after completing all registrations and other procedures. On March 5, 2019, we entered into a second supplement to the lease agreement which clarifies and modifies major terms of the original lease agreement. Pursuant to the second supplement, the lease term commences on January 1, 2019 and ends on September 30, 2028, and we shall pay rent in installments. For the period of 1/1/2019–9/30/2019, we shall pay a monthly rent of RMB 105,000 (approximately $15,273), totaling RMB 945,000 (approximately $137,461) which is due upfront in January 2019; for the period of 10/1/2019–9/30/2020, the monthly rent is RMB 105,000 and we shall pay the total of RMB 1.26 million (approximately $183,281) upfront in October 2019; and for the period of 10/1/2020–9/30/2028, the monthly rent shall be RMB 115,500 (approximately $16,801) and we shall pay a yearly rent of RMB 1,386,000 (approximately $201,609) upfront in each October. As a result of COVID-19 and decreased occupancy, we reached an agreement with the landlord to terminate this lease at Jinjiang Qingyang Qinghua Business Hotel in May 2021.

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

A. Operating Results

Overview

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e家快服”, across 21 provinces in China. Currently, these services primarily include home appliance services and housekeeping services. For our home appliance services, we partner with individuals and service stores which provide the technicians to deliver the on-site services. We have partnerships with more than 2,600 individuals and service stores providing these services in China. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We currently have more than 2,800 cleaners and nannies providing our housekeeping services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services. In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair and maintenance of home appliances to delivery, installation, repair and maintenance of home appliances, home-moving, house cleaning, nanny and maternity matron. We have also launched and are actively promoting our senior care services, but so far we have only generated a limited amount of revenue from these services. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise. We currently have approximately 453 employees to support our operations.

Our business has grown in recent years as demonstrated by our growth in revenue from fiscal year 2017 to fiscal year 2019. Although due to the impact of COVID-19 our overall revenue decreased by approximately 9.67% to approximately $46.20 million for the year ended June 30, 2020, as compared to the year ended June 30, 2019. Notwithstanding, as compared to the year ended June 30, 2019, our revenue from housekeeping services increased by 11.42% to approximately $11.70 million for the year ended June 30, 2020. We also generated approximately $2.06 million of revenues from our senior care services for the fiscal year ended June 30, 2020. For the year ended June 30, 2021, our revenue grew to approximately $74.53 million from approximately $46.20 million for the year ended June 30, 2020, representing an increase of approximately 61.31%, and our net income grew from approximately $5.65 million to approximately $6.40 million, representing an increase of approximately 13.31%.

The ongoing corona-virus pandemic has had a materially adverse effect on our industry and the markets in which we operate. All of our operating subsidiaries, employees and customers are located in China. The outbreak caused us to suspend our home appliances business and part of our cleaning business in February 2020. The Company’s business performance in February 2020 decreased significantly compared to February 2019 due to the outbreak as well as the extended Chinese New Year holiday. After the extended holiday ended in mid-February, businesses in China were slow to restart. Since late February, travel restrictions in the areas where we primarily operate have also been gradually lifted. Management and employees have been making every effort to mitigate the impacts of the coronavirus by focusing on disinfection service and promoting our senior care online. In February 2020, we continued to provide cleaning services (including disinfection services) to stores, offices and certain residential communities, where outsiders may have access, but suspended our home cleaning services as well as the services of home appliances maintenance and repair to residential communities that limit access for outsiders. As a result of the adverse economic effect of the coronavirus, our overall operating results and financial condition during the fiscal year ended June 30, 2020 were adversely affected. Customers’ demands for our home appliance and housekeeping services from January through March of 2020 declined by 77% and 53%, respectively, compared to customers’ demands from January through March of 2019.

We believe the pandemic is mostly under control in China and business operations and activities are restored in China. As of the date of this annual report, all of our operations have resumed. Our revenues and net income for the year ended June 30, 2021 increased by 61.31% and 13.31%, respectively, as compared with the year ended June 30, 2020. However, the results of operations for the fiscal year 2022 and beyond are still uncertain and may be adversely impacted by any further outbreak or resurgence of the COVID-19 pandemic. As the coronavirus continues to spread beyond China, the extent to which the coronavirus impacts our operations and results in the long-term will depend on future developments and new information that may emerge regarding COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 and/or mitigate its impact, almost all of which are beyond our control. This is a rapidly evolving situation, and we will continue to monitor and mitigate developments affecting our workforce, our customers, and the public at large to the extent we are able to do so. See “Risks Related to Our Business and Industry — We face risks related to natural disasters, health epidemics and other outbreaks, especially the outbreak of COVID-19 since December 2019 which may have a continued material adverse effect on our business, results of operation and financial condition.”

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

PRC

Enterprise Income Tax

Generally, our PRC subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. If our holding company in the Cayman Islands or any of our subsidiaries outside the PRC is considered as a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Risk Factors—Risks Related to Doing Business in China— We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

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

Withholding Tax on Dividends

Dividends paid by E-Home WFOE to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at a reduced tax rate of 5%. See “Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Our Reportable Segments

As of June 30, 2021, our operations are organized into three reportable segments: installation and maintenance, housekeeping, and senior care services. Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Basis of consolidation

The consolidated financial statements for the fiscal years ended June 30, 2019, 2020 and 2021 include the financial statements of the company, its PRC subsidiary, or E-Home WFOE, the former consolidated VIEs, or E-Home Pingtan and Fuzhou Bangchang, and the VIEs’ subsidiaries. With the dissolution of our VIE structure on October 27, 2021, E-Home Pingtan and Fuzhou Bangchang became our indirectly wholly-owned subsidiaries. As to the financial statements for the fiscal years ended June 30, 2019, 2020 and 2021, we adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity. E-Home entered into contractual arrangements with the VIEs and their shareholders, which enable E-Home to (1) exercise effective control of the VIEs, and (2) receive 100% of the economic benefits of the VIEs. Accordingly, E-Home was considered the primary beneficiary of the VIEs and consolidated the VIEs’ financial results of operations, assets and liabilities in the company’s consolidated financial statements for the fiscal years ended June 30, 2019, 2020 and 2021. All inter-company transactions and balances have been eliminated upon consolidation.

Recent Accounting Pronouncements

We consider the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

Recently Adopted Accounting Standards:

In August 2017, the FASB amended the existing accounting guidance for hedge accounting. The amendments require expanded hedge accounting for both non-financial and financial risk components and refine the measurement of hedge results to better reflect an entity’s hedging strategies. The new guidance also amends the presentation and disclosure requirements and changes how entities assess hedge effectiveness. The new guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 with early adoption permitted. The new guidance must be adopted using a modified retrospective transition with a cumulative effect adjustment recorded to opening retained earnings as of the initial adoption date. The Company adopted the amendment on July 1, 2020 by using the modified retrospective method. The adoption had no impact on the Company’s statement of cash flows for the year ended June 30, 2021.

In March 2018, the FASB issued ASU 2018-05, “Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118,” which amends the FASB ASC and XBRL Taxonomy based on the Tax Cuts and Jobs Act, or the Act, that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 that was released by the SEC. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company adopted the amendment on July 1, 2020 by using the modified retrospective method. The adoption had no impact on the Company’s statement of cash flows for the year ended June 30, 2021.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company adopted the amendment on July 1, 2020 by using the modified retrospective method. The adoption had no impact on the Company’s statement of cash flows for the year ended June 30, 2021.

Recently Issued Accounting Standards:

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2020 and 2021

The following table shows key components of our results of operations during the years ended June 30, 2020 and 2021, in dollars and as a percentage of our total revenue.

	Year Ended June 30, 2020		Year Ended June 30, 2021
	Amount	% of Revenue	Amount	% of Revenue
Revenue
Installation and Maintenance	$32,220,898	69.74	$51,546,235	69.17
Housekeeping	11,704,899	25.34	16,792,722	22.53
Senior care services	2,060,833	4.46	6,038,814	8.10
Sublease	214,319	0.46	147,663	0.20
Total revenue	46,200,949	100.00	74,525,434	100.00
Total cost of revenue	30,101,072	65.15	48,311,398	64.83
Operating expenses
Sales and marketing expenses	7,514,211	16.26	10,279,274	13.79
General and administrative expenses	1,114,984	2.41	6,869,419	9.22
Total operating expenses	8,629,195	18.68	17,148,693	23.01
Income from operations	7,470,682	16.17	9,065,343	12.16
Other income (expenses)
Interest income	103,388	0.22	110,889	0.14
Interest expenses	(26,447)	(0.06)	(25,509)	(0.03)
Government subsidy	-	-	908,051	1.22
Foreign currency exchange loss	(1,040)	(0.002)	13,749	0.02
Total other income (expenses)	75,901	0.16	1,007,180	1.35
Income before income taxes	7,546,583	16.33	10,072,523	13.52
Income tax expense	(1,898,575)	(4.11)	(3,672,624)	(4.93)
Net income	5,648,008	12.22	6,399,899	8.59
Net income attributable to minority interests	(1,443)	(0.003)	(9,033)	(0.01)
Net income attributable to company shareholders	$5,649,451	12.23	$6,408,932	8.60

Revenue. We generate revenue from the provision of installation and maintenance services, the provision of housekeeping services and the provision of senior care services. Our total revenue was $74,525,434 for the year ended June 30, 2021, compared to $46,200,949 for the year ended June 30, 2020, representing an increase of $28,324,485, or 61.31%. Such increase was due to an increase of $19,325,337 in revenue from installation and maintenance, an increase of $5,087,823 in revenue from our housekeeping services, which we both began providing in the fiscal year ended June 30, 2018, and an increase of $3,977,981 in revenue from our senior care services, which we began providing in the fiscal year ended June 30, 2020.

Revenue from installation and maintenance services increased by $19,325,337, or 59.98%, to $51,546,235 for the year ended June 30, 2021 from $32,220,898 for the year ended June 30, 2020. Such increase was primarily due to the continued growing demand for installation and maintenance service after the corona-virus outbreak in China. Installation and maintenance services accounted for 69.17% of our total revenue for the year ended June 30, 2021, as compared to 69.74% for the year ended June 30, 2020.

Revenue from housekeeping services amounted to $16,792,722, or 22.53% of total revenue, for the year ended June 30, 2021, increased by $5,087,823, or 43.47%, from $11,704,899 for the year ended June 30, 2020. Such increase was primarily due to the significant increase in demand of housekeeping services after the corona-virus outbreak in China.

For the year ended June 30, 2021, we generated revenue from senior care services in an amount of $6,038,814, or 8.10% of total revenue, which represents an increase of $3,977,981, or 193.03%, from revenue from senior care services of $2,060,833 for the year ended June 30, 2020.

In addition, The Company subleases its operating leased right-of-use hotel. For the years ended June 30, 2021 and 2020, the sublease income of operating lease right-of-use assets were $147,663 and $214,319, respectively.

Cost of revenue. Our cost of revenue includes service fees paid to staff, outlets and suppliers for the services rendered and the cost of accessories sold. Our cost of revenue increased by $18,210,326, or 60.50%, to $48,311,398 for the year ended June 30, 2021 from $30,101,072 for the year ended June 30, 2020. Such increase was in line with our increased revenue.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff involved in selling and marketing efforts, advertising cost, depreciation, travel and leasing expenses. Our sales and marketing expenses increased by $2,765,063, or 36.80%, to $10,279,274 for the year ended June 30, 2021 from $7,514,211 for the year ended June 30, 2020. Such increase was primarily due to the increased marketing costs, which were mainly caused by our efforts to boost the revenue for the year ended June 30, 2021. As a percentage of revenue, sales and marketing expenses decreased to 13.79% for the year ended June 30, 2021 from 16.26% for the year ended June 30, 2020.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance, benefits, office leases, general office expenses and depreciation. Our general and administrative expenses increased by $5,754,435, or 516.10%, to $6,869,419 for the year ended June 30, 2021 from $1,114,984 for the year ended June 30, 2020. Such increase was due to the increasing costs for supporting our expanding business and the increased compliance costs during our initial public offering period. As a percentage of revenue, general and administrative expenses increased to 8.93% for the year ended June 30, 2021 from 2.41% for the year ended June 30, 2020.

Income from operations. As a result of the foregoing, we recorded income from operations of $9,065,343 for the year ended June 30, 2021, representing an increase of $1,594,661, or 21.35%, compared to $7,470,682 for the year ended June 30, 2020.

Total other income (expenses). We had $1,007,180 in total other income for the year ended June 30, 2021, as compared to $75,901 in total other income for the year ended June 30, 2020. Total other income (expenses), net, for the year ended June 30, 2021 consisted of interest income in the amount of $110,889, government subsidy in the amount of $908,051 and foreign currency exchange income in the amount of $13,749, offset by interest expenses in the amount of $25,509. Total other income (expenses), net, for the year ended June 30, 2020 consisted of interest income in the amount of $103,388, offset by interest expenses in the amount of $26,447 and foreign currency exchange loss in the amount of $1,040.

Income tax expense.  We recorded income tax expenses of $3,672,624 for the year ended June 30, 2021, representing an increase of $1,774,049, or 93.44%, as compared to $1,898,575 for the year ended June 30, 2020. The increase in the income tax expense mainly resulted from the increase in the income before income taxes from our PRC subsidiaries. See also “—Taxation” above.

Net income attributable to company shareholders. As a result of the cumulative effect of the factors described above, our net income attributable to our shareholders increased by $759,481, or 13.44%, to $6,408,932 for the year ended June 30, 2021 from $5,649,451 for the year ended June 30, 2020.

Comparison of Fiscal Years Ended June 30, 2019 and 2020

The following table shows key components of our results of operations during the years ended June 30, 2019 and 2020, in dollars and as a percentage of our total revenue.

	Year Ended June 30, 2019		Year Ended June 30, 2020
	Amount	% of Revenue	Amount	% of Revenue
Revenue
Installation and Maintenance	$40,460,351	79.10	$32,220,898	69.74
Housekeeping	10,505,072	20.54	11,704,899	25.34
Senior care services	-	-	2,060,833	4.46
Sublease	183,903	0.36	214,319	0.46
Total revenue	51,149,326	100.00	46,200,949	100.00
Total cost of revenue	31,771,326	62.11	30,101,072	65.15
Operating expenses
Sales and marketing expenses	4,101,960	8.02	7,514,211	16.26
General and administrative expenses	1,554,523	3.04	1,114,984	2.41
Total operating expenses	5,656,483	11.06	8,629,195	18.68
Income from operations	13,721,517	26.83	7,470,682	16.17
Other income (expenses)
Interest income	61,686	0.12	103,388	0.22
Interest expenses	(22,021)	(0.04)	(26,447)	(0.06)
Foreign currency exchange loss	(23,675)	(0.05	(1,040)	(0.002)
Total other income (expenses)	15,990	0.03	75,901	0.16)
Income before income taxes	13,737,507	26.86	7,546,583	16.33
Income tax expense	(3,565,146)	(6.97)	(1,898,575)	(4.11)
Net income	10,172,361	19.89	5,648,008	12.22
Net income attributable to minority interests	(61,414)	(0.12	(1,443)	(0.003)
Net income attributable to company shareholders	$10,233,775	20.01	$5,649,451	12.23

Revenue. We generate revenue from the provision of installation and maintenance services and the provision of housekeeping services. Our total revenue was $46,200,949 for the year ended June 30, 2020, compared to $51,149,326 for the year ended June 30, 2019, a decrease of $4,948,377, or 9.67%. Such decrease was due to a $8,239,453 decrease in revenue from installation and maintenance, offset, in part, by an increase in revenue from our housekeeping services, which we began providing in the fiscal year ended June 30, 2018, and an increase in revenue from our senior care services, which we began providing in the fiscal year ended June 30, 2020.

Revenue from installation and maintenance services decreased by $8,239,453, or 20.36%, to $32,220,898 for the year ended June 30, 2020 from $40,460,351 for the year ended June 30, 2019. Such decrease was primarily due to the coronavirus outbreak in China. Installation and maintenance services accounted for 69.74% of our total revenue for the year ended June 30, 2020, as compared to 79.10% for the year ended June 30, 2019.

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

Our test operations for senior care services began in February 2019. Revenue from this new segment amounted to $2,060,833, or 4.46% of total revenue, for the year ended June 30, 2020. We leased 60 cars as well as 3 villas to support and develop our senior care services. These villas are currently used to demonstrate to customers our senior care services and activities for free. We plan to use the three villas as our nursing homes in the future.

In addition, The Company subleases its operating leased right-of-use hotel. For the years ended June 30, 2020 and 2019, the sublease income of operating lease right-of-use assets were $214,319 and $183,903, respectively.

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

B. Liquidity and Capital Resources

As of June 30, 2021, we had cash and cash equivalents of $52,410,472. We finance our operations, working capital needs and strategic investments from cash generated through operations and through debt and equity financing.

We believe that our current levels of cash and cash flows from operations and equity financing will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended June 30,
	2019	2020	2021
Net cash provided by operating activities	$9,240,128	$3,816,486	$8,670,915
Net cash provided by (used in) investing activities	382,434	(1,038,987)	(5,610,280)
Net cash provided by (used in) financing activities	-	(264,829)	21,661,293
Net increase in cash and cash equivalents	9,622,562	2,512,670	24,721,928
Effect of currency translation	$(497,288)	$(719,843)	$2,666,345
Cash and cash equivalents at beginning of the period	14,104,098	23,229,372	25,022,199
Cash and cash equivalents at end of the period	23,229,372	25,022,199	52,410,472

Operating Activities

Net cash provided by operating activities was $8,670,915 for the year ended June 30, 2021, as compared to $3,816,486 for the year ended June 30, 2020. For the year ended June 30, 2021, the net income of $6,399,899, income tax expense in the amount of $3,672,624, interest expense in the amount of $25,509, depreciation and amortization in the amount of $27,084, amortization of right-of-use assets in the amount of $584,813, loss on disposal s of property, plant and equipment in the amount of $489,178, shares issued to directors of $213,840, account receivables, net, in the amount of $1,093,322, long-term prepayments and other non-current assets in the amount of $2,875,495, and accounts payable and accrued expenses in the amount of $2,482,455, offset by prepayments, deposits and other current assets in the amount of $4,968,939 and taxes payable in the amount of $3,989,279, were the primary drivers of the cash provided by operating activities.

Net cash provided by operating activities was $3,816,486 for the year ended June 30, 2020, as compared to $9,240,128 for the year ended June 30, 2019. For the year ended June 30, 2020, the net income of $5,648,008, income tax expense in the amount of $1,898,575, interest expense in the amount of $26,447, depreciation and amortization in the amount of $26,379, amortization of right-of-use assets in the amount of $689,889, long-term prepayments and other non-current assets in the amount of $116,555, and accounts payable and accrued expenses in the amount of $174,233, offset by taxes payable in the amount of $3,281,651, prepayments, deposits and other current assets in the amount of $772,764, and account receivables, net, in the amount of $709,185, were the primary drivers of the cash provided by operating activities.

Net cash provided by operating activities was $9,240,128 for the year ended June 30, 2019. For the year ended June 30, 2019, the net income of $10,172,361, income tax expense in the amount of $3,565,146, interest expense in the amount of $22,021, depreciation and amortization in the amount of $19,700, amortization of right-of-use assets in the amount of $365,842, loss on disposal of property, plant and equipment in the amount of $5,616, accounts receivables, net, in the amount of $981,806, and accounts payable and accrued expenses in the amount of $1,243,811, and depreciation and amortization in the amount of $19,700, offset by taxes payable in the amount of $3,591,087, prepayments, deposits and other current assets in the amount of $790,999, and long-term prepayments and other non-current assets in the amount of $2,754,089, were the primary drivers of the cash provided by operating activities.

Investing Activities

Net cash used in investing activities was $5,610,280 for the year ended June 30, 2021. Net cash used in investing activities for the year ended June 30, 2021 consisted of right-of-use-assets costs in the amount of $132,336, cash paid for land deposits in the amount of $1,816,102, deposits made for potential acquisitions of $3,400,000 and purchase of property, plant and equipment in the amount of $261,843, offset by lease principal refund in the amount of $80,531.

Net cash used in investing activities was $1,038,987 for the year ended June 30, 2020. Net cash used in investing activities for the year ended June 30, 2020 consisted of right-of-use-assets costs in the amount of $283,401, cash paid for land deposits in the amount of $711,308, purchase of intangible assets in the amount of $42,678, and purchases of property, plant and equipment in the amount of $1,600.

Net cash provided by investing activities for the year ended June 30, 2019 consisted of cash refund from the terminated leasehold in the amount of $659,241, cash refund of land deposits in the amount of $732,490, and proceeds from disposal of property and equipment in the amount of $11,720, offset by right-of-use-assets costs in the amount of $1,020,358, and purchases of property, plant and equipment in the amount of $659.

Financing Activities

Net cash provided by financing activities was $21,661,293 for the year ended June 30, 2021 consisted of net proceeds from initial public offering in the amount of $21,661,293.

Net cash used in financing activities was $264,829 for the year ended June 30, 2020 consisted of repayment to shareholders in the amount of $264,829.

We did not have any financing activities for the year ended June 30, 2019.

Capital Expenditures

We made capital expenditures of $1,021,017, $327,679 and $5,610,280 in the years ended June 30, 2019, 2020 and 2021, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment, including office equipment, electronic equipment and motor vehicles, and the right-of-use asset for Fuzhou Shoushan Waterfall Scenic Area. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Holding Company Structure

E-Home Household Service Holdings Limited is a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through E-Home WFOE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by E-Home WFOE. If E-Home WFOE or our other PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, E-Home WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, E-Home WFOE and its PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, each may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and these entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange. E-Home WFOE has not paid dividends and will not be able to pay dividends until it meets the requirements for statutory reserve funds.

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

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth our contractual obligations as of June 30, 2021:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital lease obligations	$597,173	82,369	164,738	82,369	267,697
Operating lease obligations	2,783,935	30,959	828,161	30,959	1,893,856
Capital expenditure	2,786,335	2,786,335	-	-	-
Total	$6,167,443	2,899,663	992,899	113,328	2,161,553

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2021.

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Wenshan Xie	48	Chairman and Chief Executive Officer
Chunsheng Zhu	56	Chief Financial Officer and Director
Mingxiang He	45	Chief Marketing Officer and Director
Yang Chen	30	Chief Technology Officer
Yijing Ye	56	Independent Director
Ratansha B. Vakil	60	Independent Director
Jianhua Wang	49	Independent Director
Mark Willis	65	Independent Director

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

Chunshen Zhu. Mr. Zhu has served as our Chief Financial Officer since November 23, 2020 and our director since November 30, 2020. Mr. Zhu has served as financial manager of E-Home Pingtan since July 2020. Before joining us, he was the finance director of Fujian Haixing Entertainment Company from January 1992 to June 1999 and financial manager at Fuzhou Mawei Shipping Co., Ltd. from February 2002 to September 2009. From July 2010 to March 2020, Mr. Zhu was the chief financial officer of Fujian Entrepreneurship Cooperation Electric Co., Ltd., a Chinese company with shares quoted on the National Equities Exchange and Quotations. Mr. Zhu graduated from Fujian Jimei Institute of Finance and Economics, where he majored in Industrial Accounting.

Mingxiang He. Mr. He has served as our Chief Marketing Officer and Director since August 19, 2021. Prior to that, he served as an operations manager at E-Home Pingtan since May 2021. Before joining the Company, Mr. He was the general manager of Fujian Magic New Technology Co., Ltd from May 2017 to April 2021, and a manager of Xiamen Chaohong Electronics Co., Ltd. from January 2015 to April 2017. He studied and researched in the UK from 2005 to 2012. Prior to that, he was a teacher from 1994 to 2005 and was selected as a member at a teaching research association. He had substantial work and research experience in the fields of e-commerce, foreign trade, Internet of Things and blockchain. Mr. He graduated from Fujian Yuanhong Normal School in 1994 where he majored in Professional Teachers.

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

Yijing Ye. Ms. Ye has served as our independent director since May 14, 2021. She has more than 20 years of extensive experience relating to financial analysis, accounting and financial management. Since 2009, Ms. Ye has been the Chief Financial Officer of Easen International, Inc., an international firm headquartered in San Diego that provides environmental and financial services for industrial clients, international development organizations and government agencies. From 2005 to 2009, she was a financial specialist at Easen International, Inc.’s Shanghai office. From 1999 to present, Ms. Ye has also acted as a freelance international consultant and participated in more than 30 international projects financed by various international organizations, such as the Asian Development Bank, the World Bank and the International Finance Corporation, in which she served as the international financial specialist, performing institutional, accounting, financial and economic assessment, forecasting, and comprehensive analysis using self-designed models or models approved by the banks. Ms. Ye holds a Master’s degree in financial engineering from Shanghai Jiao Tong University, a Master of law in economics from Wuhan University, and a BS degree in finance and banking from Shanghai University of Finance and Economics.

Ratansha B Vakil. Mr. Vakil has served as our independent director since May 14, 2021. Since April 2017, Mr. Vakil has been President of SkyFi Capital Partners Inc., a firm based in New York City that provides financial and management consulting services. From April 2012 to April 2017, he was an advisor of IT and funding at Prestige Investment Associates Inc. Prior to that, he provided consulting services on accounting, financial, management and analytical software systems to companies. Mr. Vakil received an MBA in international business and finance from the University of San Diego and a bachelor’s degree in computer science and economics with a minor in mathematics from the National University of Singapore.

Jianhua Wang. Mr. Wang has served as our independent director since May 14, 2021. Since 2009, Mr. Wang has acted as a senior manager at China Taiping Insurance Group Ltd, one of the largest insurance companies in China. From October 2016 to December 2018, he was a director of Yanguangwo (Beijing) Culture Development Co., Ltd. Mr. Wang holds a bachelor’s degree in financial management from Zhongnan University of Economics and Law.

Mark Willis. Mr. Willis has served as our independent director since May 14, 2021. Mr. Willis is the President and CEO of ParQuest Consulting since October 2014. Prior to his current position, Mr. Willis was a Managing Director with Morgan Stanley and Citi Smith Barney. He held several executive positions including Director of Investment Products Distribution, Head of Funds Sales, Head of Diversity, and Director of Training. Mr. Willis currently serves on the Board of Directors of the South Bronx Overall Economic Development Corporation. He served on the board of the National Association of Securities Professionals (NASP) from 1995-2012 and was the Chairman of the Board during the financial crisis of 2008 and 2009. Mr. Willis earned a Bachelor of Business Administration in Finance and Investments and a Master of Business Administration in Computer Methodology from Bernard Baruch College in New York, New York.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Executive Compensation

For the fiscal year ended June 30, 2021, the aggregate cash compensation and benefits that we paid to our executive officers was approximately $215,000.

Director Compensation

For the fiscal year ended June 30, 2021, we granted 2,000 ordinary shares to each of our independent directors, Ms. Yijing Ye, Ratansha Vakil and Mark W. Willis. We did not pay other compensation to our directors. Other than as described above, none of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended June 30, 2021. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our non-employee directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

C. Board Practices

Board Composition and Committees

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of seven directors, including four independent directors, namely, Ms. Yijing Ye, Mr. Ratansha Vakil, Mr. Jianhua Wang and Mr. Mark Willis, so that a majority of our board of directors is independent.

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

Board Committees

The Board has established three standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee is comprised entirely of independent directors. From time to time, the Board may establish other committees. The Board has adopted a written charter for each of the Committees which are available on the corporate governance page of our website at www.ej111.com. Printed copies of these charters may be obtained, without charge, by contacting the Corporate Secretary, E-Home Household Service Holdings Limited, Floor 9, Building 14, HaixiBaiyue Town, No. 14 Duyuan Road, Luozhou Town, Cangshan District, Fuzhou City 350001, People’s Republic of China.

Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of three directors, namely, Ms. Yijing Ye, Mr. Ratansha Vakil and Mr. Jianhua Wang, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Ms. Ye is the chairperson of our audit committee. The board of directors has also determined that Ms. Ye qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of three directors, namely, Ms. Yijing Ye, Mr. Ratansha Vakil and Mr. Jianhua Wang, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Mr. Vakil is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of four directors, namely, Ms. Yijing Ye, Mr. Ratansha Vakil, Mr. Jianhua Wang and Mr. Mark Willis, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Mr. Willis is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item. Additional Information – B. Memorandum and Articles of Association - Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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

Terms of Directors and Officers

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

D. Employees

As of June 30, 2021, we had a total of 453 employees. The following table shows the number of our employees by function.

Function	Number of Employees
Management	6
Finance	22
Product Development	20
Human Resource Administration	26
Sales Center-Director	1
Sales Center-Warehouse Logistics	9
Sales Center-Purchasing	7
Sales Center-Planning	10
Sales Center-Customer Service	55
Sales Center-Marketing	274
Sales Center-Senior Care Service	11
Sales Center-Housekeeping	12
Total	453

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

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of October 29, 2021 by:

●	Each of our directors (including our director nominees) and named executive officers;

●	All directors (including our director nominees) and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Ordinary Shares Beneficially Owned
	Number(1)	Percent of Class(2)
Directors and Executive Officers:
Wenshan Xie, Chairman and Chief Executive Officer(3)(4)	15,125,600	45.04%
Chunsheng Zhu, Chief Financial Officer and Director	0	*
Mingxiang He, Chief Marketing Officer and Director	0	*
Yang Chen, Chief Technology Officer	0	*
Yijing Ye, Independent Director	2,000	*
Ratansha Vakil, Independent Director	2,000	*
Jianhua Wang, Independent Director(5)	0	*
Mark Willis, Independent Director	2,000	*
All directors and executive officers as a group	15,131,600	45.06%

Other Principal Shareholders:
Lucky Max Global Limited (4)	4,905,600	14.61%
Multi Rise Global Limited (5)	3,530,800	10.51%
Hong Kong Hanxin Holdings Limited (6)	3,220,000	9.59%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	A total of 33,581,556 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of October 29, 2021.

(3)	Includes 10,220,000 ordinary shares held by E-home Group Limited and 4,905,600 ordinary shares held by Lucky Max Global Limited. Mr. Xie is the director and sole shareholder of E-home Group Limited and has voting and investment power over the shares held by it. On February 1, 2019, E-home Group Limited entered into a voting agreement with Lucky Max Global Limited, pursuant to which, for a term of 20 years, Lucky Max Global Limited agreed to vote consistently with E-home Group Limited in the exercise all of its rights as a shareholder of our company. As a result, Mr. Xie may be deemed to have beneficial ownership of ordinary shares of the Company held by both E-home Group Limited and Lucky Max Global Limited.

(4)	Chuijie Weng is the director of Lucky Max Global Limited and has voting and investment power over the shares held by it. Mr. Weng disclaims beneficial ownership of the shares held by Lucky Max Global Limited except to the extent of his pecuniary interest, if any, in such shares.

(5)	Jie Lin is the director of Multi Rise Global Limited and has voting and investment power over the shares held by it. Mr. Lin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest, if any, in such shares. Mr. Jianhua Wang indirectly owns a pecuniary interest in 1,268,970 of these shares, respectively, although they do not exercise voting or investment power of them.

(6)	Zhijian Bian is the director of Hong Kong Hanxin Holdings Limited and has voting and investment power over the shares held by it. Mr. Bian disclaims beneficial ownership of the shares held by Hong Kong Hanxin Holdings Limited except to the extent of his pecuniary interest, if any, in such shares.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

During the year ended June 30, 2021, the Company’s chief executive officer, chairman and a shareholder, Mr. Wenshan Xie, made payment of $63,975 on behalf of the Company for its purchase of goods and services in the ordinary course of business, and the Company repaid $24,575 to Mr. Xie. As of June 30, 2021, the amount payable by the Company to Mr. Xie amounted to $30,925.

On June 21, 2021, the Company granted 6,000 ordinary shares to three of its independent directors (2,000 shares for each director) as their compensations at a fair value of $213,840 (ordinary shares of $1 and additional paid-in capital of $213,839).

During the year ended June 30, 2020, the Company paid $8,475 in advance to Mr. Xie for purchase of goods and services on behalf of the Company. As of June 30, 2020, the Company had $8,475 receivable from Mr. Xie.

During the year ended June 30, 2019, the Company obtained a loan in the amount of $1,351,969 from one of its shareholders free of interest. This loan was repaid by June 30, 2019.

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

We are a holding company with no material operations of our own. PRC regulations may restrict the ability of E-Home WFOE to pay dividends to us. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by E-Home WFOE. If E-Home WFOE or other PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

B. Significant Changes

Except as disclosed elsewhere in this annual report, no significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Capital Market since March 14, 2021. Our Ordinary Shares trade under the symbol “EJH.”

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Law (2021 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this annual report, our authorized share capital is 500,000,000 ordinary shares, with a par value of $0.0001 each, among which 33,581,556 ordinary shares are issued and outstanding.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. We incorporate by reference into this annual report our Amended and Restated Memorandum and Articles of Association, filed as Exhibit 3.1 to our registration statement on Form F-3 (File Number 333-259464) on September 10, 2021, as amended. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a special resolution on May 13, 2021.

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

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. As a foreign private issuer, we may from time to time elect to follow home country practice in lieu of the Nasdaq Marketplace Rules.

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

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

PRC Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on February 24, 2017. Generally, our PRC subsidiaries, which are considered PRC resident enterprises under the Enterprise Income Tax Law, are subject to enterprise income tax on their worldwide taxable income as determined under the Enterprise Income Tax Law and accounting standards at a rate of 25%.

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

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares.

This discussion applies only to a U.S. Holder that holds the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity referred to as a Lower-tier PFIC), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on bank borrowings, income generated by excess cash and net proceeds from equity financings, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the post-effective amendment no. 6 to the registration statement on Form F-1 (File Number 333- 233468) (the “F-1 Registration Statement”) in relation to our initial public offering of 5,555,556 Ordinary Shares, at an initial offering price of $4.50 per Ordinary Share. Joseph Stone Capital, LLC was the representative of the underwriters for our initial public offering. On May 13, 2021, Joseph Stone Capital, LLC partially exercised the over-allotment option to purchase an additional 20,000 Ordinary Shares.

The F-1 Registration Statement became effective on May 4, 2021. For the period from the effective date of the F-1 Registration Statement to June 30, 2021, the total expenses incurred for our company’s account in connection with our IPO was approximately $3.43 million, which included $1.76 million in underwriting discounts and commissions for the IPO and approximately $1.67 million in other costs and expenses. We received net proceeds of approximately $21.66 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from May 4, 2021, the date that the F-1 Registration Statement was declared effective by the SEC, to June 30, 2021, we used approximately $11.9 million of the net proceeds from our initial public offering for sales and marketing, general corporate purposes and working capital, including strategic investments and acquisitions.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in the F-1 Registration Statement.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of June 30, 2021 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were not effective, due to the material weaknesses in our internal control over financial reporting as described below.

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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of June 30, 2021, using criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation and as a result of the material weakness discussed below, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was not effective as of June 30, 2021 due to the following material weaknesses:

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

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Fiscal Year Ended June 30,
	2021	2020
Audit Fees	$224,400	$185,000
Audit-related Fees	-	-
Tax Fees	-	-
TOTAL	$224,400	$185,000

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

On Effective October 26, 2020, we engaged TPS Thayer, LLC Certified Public Accountants as our new independent registered public accounting firm.

The disclosures required pursuant to this Item 16.F were included in the Company's Report on Form 6-K furnished with the SEC on October 27, 2020, including Exhibit 15.1 thereto, which are hereby incorporated by reference into this annual report on Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

We were incorporated in Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law, our memorandum and articles of association. In addition, because our ordinary shares are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We currently follow our home country practice that does not require us to seek shareholders’ approval for an equity compensation arrangement, pursuant to which stock may be acquired by officers, directors, employees, or consultants in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval.

Our Cayman Islands counsel, Conyers Dill & Pearman, has provided a relevant letter to NASDAQ certifying that under Cayman Islands law, we are not required to seek shareholders’ approval in the above circumstance.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-3 filed on September 10, 2021)
2.1*	Description of Rights of Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of June 30, 2021
4.1	Exclusive Business Cooperation Agreement, dated February 22, 2019, between E-Home Household Service Technology Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.2	Exclusive Option Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.3	Equity Interest Pledge Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.4	Voting Rights Proxy and Financial Supporting Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.5	Exclusive Business Cooperation Agreement, dated February 20, 2019, between E-Home Household Service Technology Co., Ltd. and Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.6	Exclusive Option Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.7	Equity Interest Pledge Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.8	Voting Rights Proxy and Financial Supporting Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.9	Form of Business Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed on August 26, 2019)

4.10	Form of Housekeeping Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.11	Form of Internet At-Home Senior Care Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.12	Rental Contract, dated December 31, 2019, between Zheng Hui and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.13	Housing Lease Contract, dated December 22, 2017, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.14	Supplemental Lease Contract, dated March 12, 2019, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.15	Lease Agreement for Jinjiang Qinghua Business Hotel and its Supplements (English Translation) (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.16	Financing Lease Agreement between Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and Fujian Yidao Car Rental Company Limited (English Translation) (English Translation) (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.17	Form of Labor Contract for Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.18	Form of Executive Employment Agreement between the registrant and the executive officers of the registrant (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1/A filed on March 31, 2021)
4.19	Form of Indemnification Agreement between the registrant and the directors and executive officers of the registrant (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.20	Form of Appliances Installation and Maintenance and Cleaning Services Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.21	Form of Lock-up Agreement for Officers and Directors (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1/A filed on March 31, 2021)
4.22	Form of Lock-up Agreement for 5% Shareholders (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1/A filed on March 31, 2021)
8.1*	List of the registrant’s subsidiaries
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 filed on August 26, 2019)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

Date: October 29, 2021

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of E-Home Household Service Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of E-Home Household Service Holdings Limited (the Company) as of June 30, 2021 and June 30, 2020, and the related consolidated statements of operations and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended June 30, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2021 and June 30, 2020, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended June 30, 2021, in conformity with U.S generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2020

Sugar Land, Texas

October 29, 2021

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

/s/ Thayer O’Neal Company, LLC

Thayer O’Neal Company, LLC

We have served as the Company’s auditor since 2018

Sugar Land, Texas

February 14, 2020

E-Home Household Service Holdings Limited

Consolidated Balance Sheets

As of June 30, 2021 and 2020

	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$52,410,472	$25,022,199
Accounts receivable	826,683	1,774,792
Inventories	246,778	11,692
Prepayments, deposits and other current assets	12,282,665	1,891,869
Total current assets	65,766,598	28,700,552
Non-current assets
Property, plant and equipment, net	303,488	53,042
Intangible assets, net	36,031	43,041
Operating lease – right-of-use assets, net	4,262,736	5,951,588
Finance lease – right-of-use assets, net	1,346,728	1,398,404
Long-term prepayments and other non-current assets	1,934,955	4,449,467
Deferred income tax assets	704,262	353,097
Total non-current assets	8,588,200	12,248,639
TOTAL ASSETS	$74,354,798	$40,949,191

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$4,357,553	$2,973,141
Advance from customers	2,993,656	1,414,345
Taxes payable	2,220	8,025
Current maturities of operating lease liabilities	87,103	199,011
Current maturities of finance lease liabilities	59,098	51,353
Total current liabilities	7,499,630	4,645,875
Long-term portion of operating lease liabilities	2,147,252	3,117,124
Long-term portion of finance lease liabilities	442,670	457,867
TOTAL LIABILITIES	10,089,552	8,220,866

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized; 33,581,556 and 28,000,000 shares issued and outstanding, respectively	3,359	2,800
Additional paid-in capital	25,542,531	3,667,957
Statutory reserve	664,100	664,100
Retained earnings	36,804,282	31,059,450
Accumulated other comprehensive income (loss)	1,298,015	(1,967,388)
Total equity attributable to E-Home shareholders	64,312,287	32,762,819
Non-controlling interest	(47,041)	(34,494)
TOTAL SHAREHOLDERS’ EQUITY	64,265,246	32,728,325
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$74,354,798	$40,949,191

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Operations and Other Comprehensive Income

For the Years Ended June 30, 2021, 2020 and 2019

	2021	2020	2019
Revenues
Installation and maintenance	$51,546,235	$32,220,898	$40,460,351
Housekeeping	16,792,722	11,704,899	10,505,072
Senior care services	6,038,814	2,060,833	-
Sublease	147,663	214,319	183,903
Total revenues	74,525,434	46,200,949	51,149,326
Cost of revenues
Installation and maintenance	32,209,179	19,484,927	23,702,317
Housekeeping	13,435,869	8,901,973	8,069,009
Senior care services	2,666,350	1,714,172	-
Total cost of revenues	48,311,398	30,101,072	31,771,326
Gross profit	26,214,036	16,099,877	19,378,000
Operating expenses
Sales and marketing expenses	10,279,274	7,514,211	4,101,960
General and administrative expenses	6,869,419	1,114,984	1,554,523
Total operating expenses	17,148,693	8,629,195	5,656,483
Income from operations	9,065,343	7,470,682	13,721,517
Other income (expense)
Interest income	110,889	103,388	61,686
Interest expense	(25,509)	(26,447)	(22,021)
Government subsidy	908,051	-	-
Foreign currency exchange income (loss)	13,749	(1,040)	(23,675)
Total other income	1,007,180	75,901	15,990
Income before income taxes	10,072,523	7,546,583	13,737,507
Income tax expense	(3,672,624)	(1,898,575)	(3,565,146)
Net income	$6,399,899	$5,648,008	$10,172,361
Net income attributable to shareholders	6,408,932	5,649,451	10,233,775
Net income attributable to non-controlling interests	(9,033)	(1,443)	(61,414)
Net income	$6,399,899	$5,648,008	$10,172,361
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax	3,261,889	(837,040)	(729,348)
Total comprehensive income	$9,661,788	$4,810,968	$9,443,013

Net income per ordinary share - basic and diluted	$0.22	$0.20	$0.37
Weighted average number of ordinary shares outstanding—basic and diluted	28,650,632	28,000,000	28,000,000

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended June 30, 2021, 2020 and 2019

	Number of Shares	Ordinary Shares	Additional paid-in capital	Statutory reserve	Retained Earnings	Accumulated other comprehensive loss	Equity attributable to the Company’s shareholders	Non-controlling interest	Total equity
Balance at June 30, 2018	28,000,000	$2,800	$3,932,786	$664,100	$14,512,124	$(401,000)	$18,710,810	$11,137	$18,721,947
Profit (loss) for the year	-	-	-	-	10,233,775	-	10,233,775	(61,414)	10,172,361
Foreign currency translation adjustment	-	-	-	-	-	(729,348)	(729,348)	-	(729,348)
Balance at June 30, 2019	28,000,000	$2,800	$3,932,786	$664,100	$24,745,899	$(1,130,348)	$28,215,237	$(50,277)	$28,164,960
Profit (loss) for the year	-	-	-	-	5,649,451	-	5,649,451	(1,443)	5,648,008
Foreign currency translation adjustment	-	-	-	-	-	(837,040)	(837,040)	-	(837,040)
Distribustions to shareholders	-	-	(264,829)	-	-	-	(264,829)	-	(264,829)
Discontinued operation of company (YLS)	-	-	-	-	-	-	-	17,226	17,226
Balance at June 30, 2020	28,000,000	$2,800	$3,667,957	$664,100	$30,395,350	$(1,967,388)	$32,762,819	$(34,494)	$32,728,325
Net Proceeds from the initial public offering	5,575,556	558	21,660,735	-	-	-	21,661,293	-	21,661,293
Shares issued to directors	6,000	1	213,839	-	-	-	213,840	-	213,840
Profit (loss) for the year	-	-	-	-	6,408,932	-	6,408,932	(9,033)	6,399,899
Foreign currency translation adjustment	-	-	-	-	-	3,265,403	3,265,403	(3,514)	3,261,889
Balance at June 30, 2021	33,581,556	$3,359	$25,542,531	$664,100	$36,804,282	$1,298,015	$64,312,287	$(47,041)	$64,265,246

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2021, 2020 and 2019

	2021	2020	2019
Cash generated from operating activities
Net income	$6,399,899	$5,648,008	$10,172,361
Income tax expense	3,672,624	1,898,575	3,565,146
Interest expense	25,509	26,447	22,021
Depreciation and amortization	27,084	26,379	19,700
Amortization of right-of-use assets	584,813	689,889	365,842
Loss on disposal of property, plant and equipment	-	-	5,616
Loss on disposal of right-of-use assets	489,178	-	-
Shares issued to directors	213,840	-	-
Changes in
Accounts receivables, net	1,093,322	(709,185)	981,806
Inventories	(235,086)	-	-
Prepayments, deposits and other current assets	(4,968,939)	(772,764)	(790,999)
Long-term prepayments and other non-current assets	2,875,495	116,555	(2,754,089)
Accounts payable and accrued expenses	2,482,455	174,233	1,243,811
Taxes payable	(3,989,279)	(3,281,651)	(3,591,087)
Cash provided by operating activities	8,670,915	3,816,486	9,240,128
Investing Activities
Purchases of property, plant and equipment	(261,843)	(1,600)	(659)
Purchase of intangible assets	-	(42,678)	-
Cash refund from the terminated leasehold	-	-	659,241
Right-of-use-asset costs	(132,336)	(283,401)	(1,020,358)
Lease principal refund	80,531	-	-
Refund (Deposits) for acquisition of land and properties	(1,816,102)	(711,308)	732,490
Deposits made for potential acquisitions	(3,400,000)	-	-
Proceeds from disposal of property, plant and equipment	-	-	11,720
Cash (used in) provided by investing activities	(5,610,280)	(1,038,987)	382,434
Financing Activities
Net proceeds from initial public offering	21,661,293	-	-
Distributions to shareholders	-	(264,829)	-
Cash provided by (used in) financing activities	21,661,293	(264,829)	-
Net increase in cash and cash equivalents	24,721,927	2,512,670	9,622,562
Effects of currency translation	2,666,345	(719,843)	(497,288)
Cash and cash equivalents at beginning of year	25,022,199	23,229,372	14,104,098
Cash and cash equivalents at end of year	$52,410,472	$25,022,199	$23,229,372

SUPPLEMENTAL DISCLOSURES
Income taxes paid	$4,271,139	$3,277,419	$3,572,810
Interest paid	$25,509	$26,447	$22,021

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

As of June 30, 2021 and 2020 and for the years Ended June 30, 2021, 2020 and 2019

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

E-Home Household Service Holdings Limited (the “Company”) was incorporated as a limited company under the law of Cayman Islands on September 24, 2018. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries, a variable interest entity (“VIE”) and subsidiaries of the VIE. The Company, its subsidiaries, VIE and subsidiaries of the VIE are hereinafter collectively referred to as “the Company”. The Company is principally engaged in the operation of household services, e.g. installation and maintenance of home appliances, housekeeping and senior care in the People’s Republic of China (the “PRC”) through on-line APP platform or call center. As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries, VIE and subsidiaries of VIE. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

Reorganization

A reorganization of the Company’s legal structure was completed in February 2019. The reorganization involved (i) the incorporation of the Company in the Cayman Islands as a holding company; (ii) the establishment of E-Home Household Service Holdings Limited (“E-Home Hong Kong”) as a wholly-owned subsidiary in Hong Kong, PRC; (iii) the establishment of E-Home Household Service Technology Co., Ltd. (“WFOE”), as a wholly-owned subsidiary of E-Home Hong Kong in Fujian, PRC; (iv) the entry by WFOE into contractual arrangements with Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (“E-Home Pingtan”) and Fuzhou Bangchang Technology Co. Ltd. (“Fuzhou Bangchang”) and their shareholders. The Company, E-Home Hong Kong and WFOE are all holding companies and had not commenced operation until this reorganization was complete.

As all the entities involved in the Reorganization are under common control before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling-of-interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

The Company’s major consolidated subsidiaries, VIEs and their subsidiaries are as follows:

Name	Date of Organization	Place of Organization	% of Ownership
E-Home Household Service Holdings Limited	October 16, 2018	Hong Kong	100%
E-Home Household Service Technology Co., Ltd.	December 5, 2018	PRC	100%
Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (E-Home Pingtan)	April 1, 2014	PRC	VIE
Fuzhou Bangchang Technology Co. Ltd.	March 15, 2007	PRC	VIE
Fuzhou Yongheng Xin Electric Co., Ltd.	October 12, 2004	PRC	100%
Pingtan Comprehensive Experimental Zone Yili Sending Co., Ltd.	August 13, 2015	PRC	67%
Fujian Happiness Yijia Family Service Co., Ltd. (“Fujian Happiness Yijia”)	January 19, 2015	PRC	67%
Fuzhou Fumao Health Technology Co. Ltd. (“Fumao”, formerly Fuzhou Yiyanbao Information Technology Co., Ltd.)	August 12, 2016	PRC	67%
Yaxing Human Resource Management (Pingtan) Co., Ltd.	July 6, 2018	PRC	51%

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

E-Home Pingtan is a holding company of the following subsidiaries (during the six months ended December 31, 2018 or 2017): (i) 100% of the equity interests of Pingtan Comprehensive Experimental Zone Chuangkejin Enterprise Management Co., Ltd. (“CKJ”), a limited liability company established under the laws of the PRC on August 13, 2015, which was subsequently dissolved on November 1, 2018; (ii) 100% of the equity interests of Fuzhou Yongheng Xin Electric Co., Ltd. (“YHX”), a limited liability company established under the laws of the PRC on October 12, 2004; (iii) 100% of the equity interests of Yichang Yijia Fast Service Home Service Co., Ltd. (“YJJJ”), a limited liability company established under the laws of the PRC on April 24, 2015, which was subsequently dissolved on September 18, 2017; (iv) 67% of the equity interests of Pingtan Comprehensive Experimental Zone Yili Sending Co., Ltd. (“YLS”), a limited liability company established under the laws of the PRC on August 13, 2015, which was subsequently dissolved on April 26, 2020; (v) 67% of the equity interests of Fujian Happiness Yijia Family Service Co., Ltd. (“HAPPY”), a limited liability company established under the laws of the PRC on January 19, 2015; (vi) 67% of the equity interests of Fuzhou Yiyanbao Information Technology Co., Ltd. (“YYB”), a limited liability company established under the laws of the PRC on August 13, 2016; (vii) 51% of the equity interests of Fuzhou Yijia KuaiFu Investment Consulting Co., Ltd. (“YJZX”), a limited liability company established under the laws of the PRC on June 1, 2018, which was subsequently dissolved on December 11, 2018; and (viii) 51% of the equity interests of Yaxing Human Resource Management (Pingtan) Co., Ltd. (“HR”), a limited liability company established under the laws of the PRC on July 6, 2018. YYB and HR have not yet commenced operations.

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIEs’ subsidiaries.

Contractual arrangements

To comply with PRC laws and regulations, the Company provides all of its services in China through E-Home Pingtan and Fuzhou Bangchang. Under various contractual agreements, WFOE has the exclusive right to acquire the ownership of E-Home Pingtan and Fuzhou Bangchang for a nominal consideration, or an adjusted price based on appraisal if required by the PRC laws, when permitted by PRC laws and regulations at the request of WFOE any time. All voting rights of E-Home Pingtan and Fuzhou Bangchang are assigned to WFOE and WFOE has the right to appoint all directors and senior management personnel of E-Home Pingtan and Fuzhou Bangchang. In addition, all shareholders of E-Home Pingtan and Fuzhou Bangchang have pledged their shares in E-Home Pingtan and Fuzhou Bangchang as collateral. As a result, the Company enjoys substantially all of the risks and rewards of ownership of E-Home Pingtan and Fuzhou Bangchang and exercises controls over them, along with their subsidiaries. Therefore, the Company is the ultimate primary beneficiary of E-Home Pingtan and Fuzhou Bangchang and has consolidated E-Home Pingtan and Fuzhou Bangchang and its subsidiaries.

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

Risks in relation to the VIE structure

Under the contractual arrangements with E-Home Pingtan and Fuzhou Bangchang and through their equity interest in their subsidiaries, the Company has the power to direct activities of the VIEs and VIEs’ subsidiaries and direct the transfer of assets out of the VIEs and VIEs’ subsidiaries. Therefore, the Company considers that there is no asset of the VIEs and VIEs’ subsidiaries that can be used only to settle their obligations. As the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIEs and VIEs’ subsidiaries.

The Company believes that the contractual arrangements among the WFOE, E-Home Pingtan and Fuzhou Bangchang and their respective shareholders are in compliance with PRC law and are legally enforceable. Some of the shareholders of E-Home Pingtan and Fuzhou Bangchang are also shareholders or nominees of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of E-Home Pingtan and Fuzhou Bangchang were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

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

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

●	revoke the Company’s business and operating licenses;

●	require the Company to discontinue or restrict operations;

●	restrict the Company’s right to collect revenues;

●	block the Company’s websites;

●	require the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

●	impose additional conditions or requirements with which the Company may not be able to comply; or

●	take other regulatory or enforcement actions against the Company that could be harmful to the Company’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Company’s ability to conduct the Company’s business. In addition, if the imposition of any of these penalties causes the Company to lose the right to direct the activities of E-Home Pingtan and Fuzhou Bangchang (through the equity interest in their subsidiaries) or the right to receive their economic benefits, the Company would no longer be able to consolidate E-Home Pingtan and Fuzhou Bangchang and their subsidiaries. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with its VIEs are remote.

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

The Group’s business has been directly operated by the VIE. For the years ended June 30, 2021 and 2020, the VIE contributed 100% and 100% of the Group’s consolidated revenues, respectively. As of June 30, 2021 and 2020, the VIE accounted for an aggregate of 79% and 100%, respectively, of the consolidated total assets, and 117% and 100%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company’s VIE were included in the accompanying consolidated financial statements:

	As of June 30,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$43,098,722	$25,022,199
Accounts receivable	826,683	1,774,792
Inventories	246,778	11,692
Prepayments, deposits and other current assets	6,340,844	1,891,869
Total current assets	50,513,027	28,700,552
Non-current assets
Property, plant and equipment, net	45,288	53,042
Intangible assets, net	36,031	43,041
Operating lease – right-of-use assets, net	4,262,736	5,951,588
Finance lease – right-of-use assets, net	1,346,728	1,398,404
Long-term prepayments and other non-current assets	1,934,955	4,449,467
Deferred income tax assets	704,262	353,097
Total non-current assets	8,330,000	12,248,639
TOTAL ASSETS	$58,843,027	$40,949,191

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$6,102,825	$2,973,141
Advance from customers	2,993,656	1,414,345
Taxes payable	2,220	8,025
Current maturities of operating lease liabilities	87,103	199,011
Current maturities of finance lease liabilities	59,098	51,353
Total current liabilities	9,244,902	4,645,875
Long-term portion of operating lease liabilities	2,147,252	3,117,124
Long-term portion of finance lease liabilities	442,670	457,867
TOTAL LIABILITIES	11,834,824	8,220,866

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized; 33,581,556 and 28,000,000 shares issued and outstanding, respectively	-	-
Additional paid-in capital	3,670,757	3,670,757
Statutory reserve	664,100	664,100
Retained earnings	41,374,813	31,059,450
Accumulated other comprehensive loss	1,345,574	(1,967,388)
Total equity attributable to shareholders	47,055,244	32,762,819
Non-controlling interest	(47,041)	(34,494)
TOTAL SHAREHOLDERS’ EQUITY	47,008,203	32,728,325
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$58,843,027	$40,949,191

	For the years ended June 30,
	2021	2020	2019
Revenues	$74,525,434	$46,200,949	$51,149,326
Net income	$10,970,430	$5,648,008	$10,172,361

	For the years ended June 30,
	2021	2020	2019
Net cash provided by operating activities	$16,629,083	$3,816,486	$9,240,128
Net cash provided by (used in) investing activities	(1,952,081)	(1,038,987)	382,434
Net cash provided by (used in) financing activities	685,614	(264,829)	-
Effects of currency translation	2,713,907	(719,843)	(497,288)
Net cash inflow	$18,076,523	$1,792,827	$9,125,274

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

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

Reclassifications

Certain prior year amounts have been reclassified to conform to current period presentation. These reclassifications had no impact on net earnings (loss) or and financial position.

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

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2021 and 2020, the Company determined that all accounts receivable were collectible and thus the allowance for doubtful accounts were $0 and $0.

Inventories

Inventories primarily include purchased accessories, appliances and E-watches for senior care services. Cost of inventories is based on purchase costs. Inventories are stated at the lower of cost or net realizable value. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for work in progress.

Inventories as of June 30, 2021 and 2020 consisted of the following:

	2021	2020

E-watches	$246,778	$8,285
Accessories and appliances	-	3,407
Total inventories, net	$246,778	$11,692

For the years ended June 30, 2021, 2020, and 2019, the Company recorded no impairment provision of inventories for lower of cost or net realizable value, respectively.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation is provided on the straight-line method based on the estimated useful lives of the assets as follows:

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

Intangible assets, net

Intangible assets consist of acquired software and senior care service app developed by the Company. The Company has purchased software from third parties used for operation management and developed an app for its senior care service. Software is initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of five to ten years.

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

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842 effective as of the beginning of the first period presented by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had a material impact on the Company’s financial position, with no material impact on the results of operations and cash flows (see Note 7 and Note 8).

The Company’s accounting policy is to recognize lease payments as rental expense for short-term leases less than 12 months. During the fiscal years ended June 30, 2021 and 2020, the Company recognized $44,419 and $65,702 in rental expense pertaining to two short-term leases.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charges equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation technique.

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, and accounts payable to approximate the fair value of the respective assets and liabilities as of June 30, 2021 and 2020owing to their short-term or immediate nature.

Revenue Recognition

The Company adopted Accounting Standards Codification No. 606, Revenue from Contracts with Customers (ASC 606) beginning January 1, 2018 and elected to adopt ASC 606 under the modified retrospective method. This guidance was applied retrospectively to the most current period presented in the Company’s consolidated financial statements. The adoption of ASC 606 did not have a material impact on the consolidated financial statements of the Company.

The Company generates revenues primarily from installation & maintenance, housekeeping services and senior care services. The Company sells its services through a third-party service provider WeChat platform. The Company’s revenues are subject to value added tax (“VAT”). To record VAT payable, the Company uses the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Installation& maintenance

Installation and maintenance services mainly consisting of the following services: technical home installation and repair, maintenance and other after sale services. Revenues from installation and maintenance services are recognized at a point in time once the service is transferred to the customer. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. The Company allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. The Company, acting as principal, contracts with third-party service providers (i.e., service outlets), acting as agents. The Company is responsible for market development and providing the customer information to the service provider, directing the outlet to provide services and coordination with the customer, while the service provider provides the door-to-door service. The price of services is set by the Company and the service provider is only responsible for collection of payments. When the Company’s end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. The Company chooses the service provider by the proximity principle. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, the Company is still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, the Company will communicate directly with the end customer. The service provider is not obligated to pay the Company. To minimize our risk, the service provider will remit payment of any outstanding receivables each month.

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

Sublease

The Company subleases its operating leased right-of-use hotel. For the years ended June 30, 2021, 2020 and 2019, the sublease income of operating lease right-of-use assets were $147,663, $214,319 and $183,903, respectively.

Cost of revenues

Cost of revenues consists of service fees paid to staff, outlets, suppliers and the cost of accessories sold.

Government subsidies

Government subsidies as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. Government subsidies are recognized when received and all the conditions for their receipt have been met.

For the years ended June 30, 2021, 2020 and 2019, the Company received government subsidies of $908,051, $0 and $0, respectively. The grants were recorded as other income in the consolidated financial statements.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no potentially dilutive ordinary shares during the fiscal years ended June 30, 2021, 2020 and 2019.

Comprehensive income/ (loss)

ASC Topic 220 establishes standards for reporting comprehensive income and its components. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events from non-owner sources. During the fiscal years ended June 30, 2021, 2020 and 2019, foreign currency translation gain (loss) adjustments of $3,261,889, ($843,850) and ($762,728), respectively, were recognized as a component of accumulated other comprehensive income (loss), respectively.

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments are included as a separate component of accumulated other comprehensive income (loss).

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of U.S. Dollar reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	June 30, 2021	June 30, 2020	June 30, 2019
Year-end spot rate	US$1= 6.4601 RMB	US$1= 7.0795 RMB	US$1= 6.8747 RMB
Average rate	US$1= 6.6076 RMB	US$1= 7.0293 RMB	US$1= 6.8260 RMB

Segment reporting

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Company’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Company’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria. The Company’s three segments are installation & maintenance, housekeeping and senior care services. Operation of senior care services began in August 2019. The Company started generating revenue from this new segment in August 2019.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. There are no known commitments or contingencies as of June 30, 2021 and 2020.

Concentration of risks

Exchange rate risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from exchange rate fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of June 30, 2021 and 2020, the RMB denominated cash and cash equivalents amounted to $52,410,472 and $25,022,199, respectively.

Currency convertibility risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which stated on the consolidated balance sheets represented the Company’s maximum exposure. The Company places its cash and cash equivalents in good credit quality financial institutions in China.

Risks and uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In August 2017, the FASB amended the existing accounting guidance for hedge accounting. The amendments require expanded hedge accounting for both non-financial and financial risk components and refine the measurement of hedge results to better reflect an entity’s hedging strategies. The new guidance also amends the presentation and disclosure requirements and changes how entities assess hedge effectiveness. The new guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 with early adoption permitted. The new guidance must be adopted using a modified retrospective transition with a cumulative effect adjustment recorded to opening retained earnings as of the initial adoption date. The Company adopted the amendment on July 1, 2020 by using the modified retrospective method. The adoption had no impact on the Company’s statement of cash flows for the year ended June 30, 2021.

In March 2018, the FASB issued ASU 2018-05, “Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118,” which amends the FASB ASC and XBRL Taxonomy based on the Tax Cuts and Jobs Act, or the Act, that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 that was released by the SEC. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company adopted the amendment on July 1, 2020 by using the modified retrospective method. The adoption had no impact on the Company’s statement of cash flows for the year ended June 30, 2021.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company adopted the amendment on July 1, 2020 by using the modified retrospective method. The adoption had no impact on the Company’s statement of cash flows for the year ended June 30, 2021.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of June 30, 2021 and 2020:

	2021	2020
Accounts receivable, gross	$826,683	$1,774,792
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$826,683	$1,774,792

The Company recorded no allowance for doubtful accounts as of June 30, 2021 and 2020. The Company gives its customers credit period of 30 days and continually assesses the recoverability of uncollected accounts receivable. As of June 30, 2021 and 2020, the balances of the Company’s accounts receivable were all due within 1 month. Management believes the balances of accounts receivable will be collected in full.

NOTE 4 – PREPAYMENTS, DEPOSITS AND OTHER CURRENT ASSETS

Prepayments, deposits and other current assets as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Deposits made for potential acquisitions*	$3,400,000	$-
Prepaid for marketing fee	2,333,358	706,265
Performance deposits**	2,167,149	-
Prepaid consulting services fee	2,110,000	-
Prepaid office deposit	1,931,107	17,077
Prepaid income tax expenses	315,015	18,385
Prepaid office rental fee	26,006	-
Prepaid IPO cost	-	965,357
Other current assets	-	184,785
Total prepayments, deposits and other current assets	$12,282,665	$1,891,869

*

On April 30, 2021, the Company entered into two agreements with Premium Bright Corporate Advisory Limited (“Premium”) in which Premium will find target companies for the Company to acquire in order to expand its business to the financial lending services. The Company prepaid deposit for the acquisitions of $1,800,000 to Premium.

On May 28, 2021, the Company entered into an agreement with Yuwin Group Limited (“Yuwin”) in which Yuwin will provide advisory service to acquire 55% ownership of Fujian Ruiquan Care Services Co., Ltd. The Company prepaid deposit for the acquisitions of $1,000,000 to Yuwin in June 2021. In August 2021, the acquisition was terminated and Yuwin returned the deposit to the Company.

On June 1, 2021, the Company entered into an equity transfer agreement with the shareholder of South Pacific Holding Group Limited (“South Pacific”) in which the Company will acquire 30% ownership of South Pacific. The Company prepaid deposit for the acquisitions of $600,000 to South Pacific in June 2021. In July 2021, the transfer agreement was terminated and South Pacific returned the deposit to the Company.

**	E-Home Pingtan entered into three agreements with three new outlets for business cooperation purpose. This refundable performance deposits were mainly paid for the business introduction services in which the outlets promised to refer business and customers to E-Home Pingtan within three years. The outlets will repay the deposits to E-Home Pingtan in case of termination of the agreements.

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following as of June 30, 2021 and 2020:

	2021	2020
Office Equipment	$10,665	$9,732
Electronic Equipment	74,845	64,897
Motor Vehicles	315,964	52,710
Total property, plant and equipment, at cost	401,474	127,339
Less: accumulated depreciation	(97,986)	(74,297)
Property, plant and equipment, net	$303,488	$53,042

As of June 30, 2021 and 2020, there was not any pledged property, plant or equipment. The Company recorded depreciation expense of $16,196, $16,856, and $18,165 during the fiscal years ended June 30, 2021, 2020 and 2019, respectively. For the years ended June 30, 2021, 2020 and 2019, the Company recorded no impairment losses for property, plant and equipment. For the years ended June 30, 2021, 2020 and 2019, the Company recorded no disposal of property, plant and equipment.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of June 30, 2021 and 2020:

	2021	2020
Software	$18,485	$16,868
Senior care service App	46,439	42,376
Less: accumulated amortization	(28,893)	(16,203)
Intangible assets, net	$36,031	$43,041

As of June 30, 2021 and 2020, there were no any pledged intangible assets to secure bank loans. The Company recorded amortization expense of $10,888, $9,523 and $1,535 during the fiscal years ended June 30, 2021, 2020 and 2019, respectively. For the years ended June 30, 2021, 2020 and 2019, the Company recorded no impairment losses for intangible assets. For the years ended June 30, 2021, 2020 and 2019, the Company recorded no disposal of intangible assets.

Estimated future amortization expense is as follows as of June 30, 2021:

Years ending March 31,	Amortization expense

2022	$10,888
2023	10,888
2024	10,888
2025	3,367
2026	-
Thereafter	-
$36,031

NOTE 7 – OPERATING LEASE RIGHT-OF-USE ASSETS, NET

Operating lease right -of-use assets, net were as follows as of June 30, 2021 and 2020:

	As of June 30, 2020	Increase/ (Decrease)	Exchange Rate Translation	As of June 30, 2021
Shou Hill Valley Area	$2,118,794	$-	$203,151	$2,321,945
Villas	2,091,284	-	200,514	2,291,798
Hotel	2,225,557	(2,438,945)	213,388	-
Base Station Tower	246,819	-	23,665	270,484
Total right-of-use assets, at cost	6,682,454	(2,438,945)	640,719	4,884,227
Less: accumulated amortization	(730,866)	179,450	(70,075)	(621,491)
Right-of-use assets, net	$5,951,588	$(2,259,495)	$570,643	$4,262,736

The Company recognizes lease expense for the Shou Hill Valley Area and Villas Operating Lease Right-of-Use Assets over a 20 years period. The Company recognizes lease expense for the Hotel and Base Station Tower Operating Lease Right-of-Use Assets over a 10 years period.

The Company subleases its operating leased right-of-use hotel. For the years ended June 30, 2021, 2020 and 2019, the sublease income of operating lease right-of-use assets were $147,663, $214,319 and $183,903, respectively. In May 2021, the Company terminated the operating lease agreement for hotel and recorded a loss of $489,178 on disposal of the right-of-use asset.

NOTE 8 – FINANCE LEASE RIGHT-OF-USE ASSETS, NET

Finance lease right -of-use assets, net were as follows as of June 30, 2021 and 2020:

	As of June 30, 2020	Increase/ (Decrease)	Exchange Rate Translation	As of June 30, 2021
Company vehicles	$1,695,035	$-	$162,521	$1,857,556
Total right-of-use assets, at cost	1,695,035	-	162,521	1,857,556
Less: accumulated amortization	(296,631)	(181,610)	(32,587)	(510,828)
Right-of-use assets, net	$1,398,404	$(181,610)	$129,934	$1,346,728

The finance lease right-of-use asset is amortized over a 10-year period. The amortization period is 10 years and the discount rate used is 4.9%.

NOTE 9 – LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Deposits paid for lease assets	$386,991	$353,132
Deposits paid for land	1,547,964	1,412,529
Performance deposits*	-	2,683,806
Total	$1,934,955	$4,449,467

*	E-Home Pingtan entered into three agreements with three new outlets for business cooperation purpose. This refundable performance deposits were mainly paid for the business introduction services in which the outlets promised to refer business and customers to E-Home Pingtan within three years. The outlets will repay the deposits to E-Home Pingtan in case of termination of the agreements. (Note 4)

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following is a summary of accounts payable and accrued expenses as of June 30, 2021 and 2020:

	2021	2020
Payable to suppliers	$3,657,700	$2,629,626
Salary and welfare payables	614,355	239,726
Accrued expenses and other current liabilities	85,498	103,789
Total	4,357,553	2,973,141

NOTE 11 – ADVANCE FROM CUSTOMERS

Advance from customers as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Advance from customers	$2,993,656	$1,414,345
Total	$2,993,656	$1,414,345

E-Home received annual fees from senior care services customers and recognized revenues over the contract period. The amounts advanced from customers from senior care services were $2,817,048 and $1,414,345 as of June 30, 2021 and 2020, respectively, which will be recognized as senior care services revenue within 12 months. E-Home received advance from housekeeping services customers and recognized revenues when services are provided. The amounts advanced from customers from housekeeping services were $176,608 and $0 as of June 30, 2021 and 2020, respectively, which will be recognized as housekeeping services revenue within 12 months.

NOTE 12 – OPERATING LEASE LIABILITIES

Operating lease liabilities as of June 30, 2021 and 2020 consisted of the following:

	As of June 30, 2021	As of June 30, 2020
Villas*	$1,951,867	$1,710,553
Hotel**	-	1,383,040
Base Station Tower***	282,488	222,542
Total operating lease liabilities	$2,234,355	$3,316,135

Analyzed for reporting purposes as:

	As of June 30, 2021	As of June 30, 2020
Long-term portion of operating lease liabilities	$2,147,252	$3,117,124
Current maturities of operating lease liabilities	87,103	199,011
Total	$2,234,355	$3,316,135

The operating lease liabilities is the net present value of the remaining lease payments as of June 30, 2021 and 2020.

The discount rates used for the Villas, Hotel, and Base Station Tower were 4.1239%, 3.2265% and 3.1365%, respectively. The weighted average discount rate used for operating leases was 4.06%. The weighted average remaining lease terms for operating leases was 16.00 years. The incremental borrowing rate for the Company ranged from 3.7% to 4.8%.

For the years ended June 30, 2021 and 2020, the operating lease expense were $1,010,608 and $519,174, respectively. For the years ended June 30, 2021 and 2020, the short-term operating lease expense were $1,589,089 and $711,308, respectively.

The Company subleases its operating leased right-of-use Hotel. For the years ended June 30, 2021, 2020 and 2019, the sublease income of operating lease right-of-use assets were $147,663, $214,319 and $183,903, respectively.

*	The lease agreement of Villas was entered into on December 22, 2017, bears interest at about 4.1239% and will be matured on December 31, 2037. The installments were paid every five years. As of June 30, 2021, the Company has paid $696,584 for the first installment to the lessee.

**	The lease agreement of Hotel was entered on December 19, 2018, bears interest at about 3.2265% and will mature on September 30, 2028. The installments were paid every year. As of June 30, 2021, the Company has paid $146,283 for the first-year installment and $619,185 for the lease transfer income to the original lessee.

***	The lease agreement of Base Station Tower was entered into on November 25, 2019, bears interest at about 3.1365% and will be matured on November 24, 2029. The installments were paid every year. As of June 30, 2021, the Company has paid $ 61,919 to the lessee.

Maturity analysis of operating lease liabilities as of June 30, 2021 is as follows:

Operating lease payment	Villas	Base station tower	Total undiscounted cash flows
Discount rate at commencement	4.1239%	3.1365%
One year	$-	$30,959	$30,959
Two years	766,242	30,959	797,201
Three years	-	30,959	30,959
Four years	-	30,959	30,959
Five years	-	30,959	30,959
Beyond five years	1,770,020	92,877	1,862,897
Total undiscounted cash flows	$2,536,262	$247,672	$2,783,934
Total financing lease liabilities	1,951,867	282,488	2,234,355
Difference between undiscounted cash flows and discounted cash flows	584,395	(34,816)	549,579

NOTE 13 – FINANCE LEASE LIABILITIES

Financing lease liabilities as of June 30, 2021 and 2020 consisted of the following:

	As of June 30, 2020	Increase/ (Decrease)	Payment	Exchange Rate Translation	As of June 30, 2021
Company vehicles	$461,728	$-	$(80,531)	$44,178	$425,375
Add: Unrecognized finance expense	47,492	25,509	-	3,392	76,393
Total financing lease liabilities	$509,220	$25,509	$(80,531)	$47,570	$501,768

Analyzed for reporting purposes as:

	As of June 30, 2021	As of June 30, 2020
Long-term portion of finance lease liabilities	$442,670	$457,867
Current maturities of finance lease liabilities	59,098	51,353
Total	$501,768	$509,220

The lease agreement was entered into on September 11, 2017, bears interest at about 4.9% and will be matured on December 31, 2027. For the years ended June 30, 2021 and 2020, the amortization expense of financial lease right-of-use assets were $181,610 and $170,714, respectively. For the years ended June 30, 2021, 2020 and 2019, the interest expense for financial lease were $25,509, $26,447 and $22,021, respectively.

Maturity analysis of financial lease liabilities as of June 30, 2021 is as follows:

Financial lease payments	Company vehicles
Discount rate at commencement	4.9%
One year	$82,369
Two years	82,369
Three years	82,369
Four years	82,369
Five years	82,369
Beyond five years	185,330
Total undiscounted cash flows	$597,175
Total financing lease liabilities	501,768
Difference between undiscounted cash flows and discounted cash flows	95,407

NOTE 14 – TAXES

The Company is registered in the Cayman Islands. The Company generated substantially all of its income/ (loss) from its PRC operations for the years ended June 30, 2021, 2020 and 2019.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

E-Home Hong Kong is not subject to tax on income or capital gain since there has no operations in Hong Kong for the years ended June 30, 2021, 2020 and 2019.

PRC

Income Tax

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The EIT Law became effective on January 1, 2008. 25% tax rates apply to all the PRC operation subsidiaries in the Company.

The provision for income tax for the years ended June 30, 2021, 2020 and 2019, consisted of the following:

	2021	2020	2019
Current income tax provision	$2,968,362	$2,251,672	$3,565,146
Deferred income tax provision	704,262	353,097	-
Total	$3,672,624	$1,898,575	$3,565,146

The following table sets forth reconciliation between the statutory EIT rate and the effective tax for the years ended June 30, 2021, 2020 and 2019, respectively:

	2021	2020	2019
Income before income taxes	$10,072,523	$7,546,583	$13,737,507
Provision for income taxes at statutory tax rate in the PRC	3,660,090	1,886,646	3,434,377
Effect of income for which no income tax is chargeable	-	-	-
Effect of expense for which no income tax is deductible	12,534	11,929	130,769
Reversal of deficit	-	-	-
Effective tax	$3,672,624	$1,898,575	$3,565,146

The significant components of deferred tax assets as of June 30, 2021 and 2020 were as follows:

	June 30, 2021	June 30, 2020
Deferred tax assets
Senior care services fees advanced from customers	$704,262	353,097
Total	$704,262	353,097

Value Added Tax (“VAT”)

Business tax changed to VAT in China since May 1, 2016. The Company’s revenue of installation is subject to a VAT rate of 11%.

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

Taxes payable

The Company’s taxes payable as of June 30, 2021 and 2020, consisted of the following:

	2021	2020
Income tax payable	$-	$-
VAT payable	332	5,797
Other tax payables (other payables and accrued liabilities)	1,888	2,228
Total	$2,220	$8,025

NOTE 15-EQUITY

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

On May 18, 2021, the Company completed the closing of its initial public offering of 5,575,556 ordinary shares at a public offering price of $4.50 per ordinary share, including 20,000 ordinary shares issued upon the partial exercise of the over-allotment option by Joseph Stone Capital, LLC, who acted as the representative of underwriters for the initial public offering. The total gross proceed from the initial public offering was approximately $25.1 million before underwriting commissions and offering expenses. The total net proceed from the initial public offering was $21,661,293 (ordinary shares of $558 and additional paid-in capital of $21,660,735) after deducting the financing expenses directly related to the initial public offering.

On June 21, 2021, the Company granted 6,000 ordinary shares to three of its independent directors (2,000 shares for each director) as their compensations at a fair value of $213,840 (ordinary shares of $1 and additional paid-in capital of $213,839).

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $664,100 and $664,100 as of June 30, 2021 and 2020.

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in PRC. For the years ended June 30, 2021 and 2020, there was no Company dividend declared.

NOTE 16 –SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the management for decision making. Management has identified three operating segments which are installation and maintenance, housekeeping and senior care services. Operations for senior care services began in August 2019. The Company started generating revenue from this new segment in August 2019. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins. Segment profit is defined as net sales reduced by cost of revenue and other related operating expenses. The results are shown as follows for the years ended June 30, 2021, 2020 and 2019:

Revenue	2021	2020	2019
Installation and Maintenance	$51,546,235	$32,220,898	$40,460,351
Housekeeping	16,792,722	11,704,899	10,505,072
Senior care services	6,038,814	2,060,833	-
Sublease	147,663	214,319	183,903
Total	$74,525,434	$46,200,949	$51,149,326

Cost of revenue	2021	2020	2019
Installation and Maintenance	$32,209,179	$19,484,927	$23,702,317
Housekeeping	13,435,869	8,901,973	8,069,009
Senior care services	2,666,350	1,714,172	-
Sublease	-	-	-
Total	$48,311,398	$30,101,072	$31,771,326

Gross profit	2021	2020	2019
Installation and Maintenance	$19,337,056	$12,735,971	$16,758,034
Housekeeping	3,356,853	2,802,926	2,436,063
Senior care services	3,372,464	346,661	-
Sublease	147,663	214,319	183,903
Total	$26,214,036	$16,099,877	$19,378,000

Sales and marketing expenses	2021	2020	2019
Installation and Maintenance	$-	$-	$-
Housekeeping	-	-	-
Senior care services	-	-	-
Sublease	-	-	-
Unallocated	10,279,274	7,514,211	4,101,960
Total	$10,279,274	$7,514,211	$4,101,960

General and administrative expenses	2021	2020	2019
Installation and Maintenance	$-	$-	$-
Housekeeping	-	-	-
Senior care services	-	-	-
Sublease	-	-	-
Unallocated	6,869,419	1,114,984	1,554,523
Total	$6,869,419	$1,114,984	$1,554,523

Current assets	2021	2020
Installation and Maintenance	$-	$-
Housekeeping	-	-
Senior care services	-	-
Sublease	-	-
Unallocated current assets	65,766,598	28,700,552
Total	$65,766,598	$28,700,552

Non-current assets	2021	2020
Installation and Maintenance	$-	$-
Housekeeping	-	-
Senior care services	4,966,998	6,304,720
Sublease	-	1,885,890
Unallocated non-current assets	3,621,202	4,058,029
Total	$8,588,200	$12,248,639

On account of the Company’s business model, assets, operating expense, profit or loss, liabilities and other material items could not be separated into each operating segment. As the Company’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

As of June 30, 2021, the Company had following lease commitments under non-cancelable agreements:

Future Lease Payments	Operating Lease	Finance Lease	Capital Expenditure	Total
July 2021 to June 2022	$30,959	$82,369	2,786,335	$2,899,663
July 2022 to June 2023	797,202	82,369	-	879,570
July 2023 to June 2024	30,959	82,369	-	113,328
July 2024 to June 2025	30,959	82,369	-	113,328
Thereafter	1,893,856	267,698	-	2,161,554
Total	$2,783,935	$597,173	2,786,335	$6,167,443

NOTE 18 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchase.

The Company’s sales are made to customers that are located primarily in China. For the years ended June 30, 2021, 2020 and 2019, no individual customer or supplier accounted for more than 10% of the Company’s total revenues or purchase. As of June 30, 2021, 2020 and 2019, no individual customer or supplier accounted for more than 10% of the total outstanding accounts receivable or accounts payable balance.

NOTE 19 – RELATED PARTY BALANCES AND TRANSACTIONS

As of June 30, 2021, the Company had $30,925 payable to one of its shareholders, Mr. Wenshan Xie for purchase of goods and services. As of June 30, 2020, the Company had $8,475 receivable advanced to Mr. Wenshan Xie for purchase of goods and services.

During the year ended June 30, 2021, Mr. Xie made payment of $63,975 for purchase of goods and services for the Company and the Company repaid $24,575 to Mr. Xie. During the year ended June 30, 2020, the Company paid $8,475 in advance to Mr. Xie for purchase of goods and services. During the year ended June 30, 2019, the Company obtained a loan in the amount of $1,351,969 from one of its shareholders free of interest; this amount was repaid by June 30, 2019.

On June 21, 2021, the Company granted 6,000 ordinary shares to three of its independent directors (2,000 shares for each director) as their compensations at a fair value of $213,840 (ordinary shares of $1 and additional paid-in capital of $213,839).

NOTE 20 – SUBSEQUENT EVENTS

Equity transfer agreements

On June 23, 2021, the Company’s affiliated variable interest entity, Fumao entered into an equity transfer agreement (the “Equity Transfer Agreement”) with Fuzhou Gulou Jiajiale Family Service Co. Ltd. (“Jiajiale”), pursuant to which to Fumao will acquire 100% of equity interests of Jiajiale in cash.

On July 15, 2021, the Company’s affiliated variable interest entity, E-Home Pingtan entered into a farm transfer agreement (the “Farm Transfer Agreement”) with Ms. Ling Chen, pursuant to which E-Home Pingtan or a designated third party will acquire 100% of all tangible and intangible assets of Danyang Situ Fengyi Farm in cash from Ms. Chen.

On August 10, 2021, the Company’s affiliated variable interest entity, E-Home Pingtan entered into (i) an equity transfer agreement to acquire 33% equity interests of Fujian Happiness Yijia in cash; (ii) an equity transfer agreement to acquire 100% equity interests of Fujian Jin Ri Dao Jia Technology Co., Ltd. in cash; and (iii) an equity transfer agreement to acquire 55% equity interests of Fujian Zhi Xie Education Technology Development Co., Ltd. and 55% equity interests of Fuzhou Ju Shang Enterprise Management Consulting Co., Ltd. in cash.

On September 22, 2021, the Company’s affiliated variable interest entity, E-Home Pingtan entered into an equity transfer agreement to acquire 51% equity interests of Fuzhou Sijie Cleaning Service Co., Ltd. in cash.

The transactions to acquire 33% equity interests of Fujian Happiness Yijia was closed and E-Home Pingtan owns 100% of the equity interest of Fujian Happiness Yijia. Other transactions were still pending, and the Company had not made deposits for these transactions. The Company expects these acquisitions to be closed within 12 months after the issuance date of the financial statements.

Dissolution of the Company’s variable interest entity structure

On October 18, 2021, E-Home WFOE entered into an equity transfer agreement with each of E-Home Pingtan and Fuzhou Bangchang and their respective shareholders, pursuant to which E-Home WFOE exercised the options to acquire all of the equity interests in each of E-Home Pingtan and Fuzhou Bangchang from their respective shareholders. Upon the registration of the equity transfers with the local governmental authorities as of October 27, 2021, the equity transfers were closed, our company’s VIE structure was dissolved and each of E-Home Pingtan and Fuzhou Bangchang became a wholly owned indirect subsidiary of the Company.

E-Home Pingtan is a holding company of the following subsidiaries: (i) 100% of the equity interests of Fuzhou Yongheng Xin Electric Co., Ltd., a limited liability company established under the laws of the PRC on October 12, 2004; (ii) 100% of the equity interests of Fujian Happiness Yijia Family Service Co., Ltd., a limited liability company established under the laws of the PRC on January 19, 2015; and (iii) 51% of the equity interests of Yaxing Human Resource Management (Pingtan) Co., Ltd., a limited liability company established under the laws of the PRC on July 6, 2018. E-Home Pingtan also holds 20% of the equity interests of Fuzhou Fumao Health Science and Technology Co., Ltd. (“Fuzhou Fumao”), previously named Fuzhou Yiyanbao Information Technology Co., Ltd., a limited liability company established under the laws of the PRC on August 12, 2016. E-Home Pingtan reduced its shareholding in Fuzhou Fumao from 67% to 20% as of September 15, 2021 by completing the registration of the transfer of 47% equity interests in Fuzhou Fumao to certain individuals with local governmental authorities. As of September 15, 2021, Fuzhou Fumao had nominal operations and E-Home Pingtan had not made capital contributions to it. On June 23, 2021, Fuzhou Fumao entered into an equity transfer agreement with Fuzhou Gulou Jiajiale Family Service Co. Ltd. (“Jiajiale”), pursuant to which Fuzhou Fumao agreed to acquire 100% of equity interests of Jiajiale in cash. As of the date of the issuance of the financial statements, such acquisition has not closed yet.

In accordance with ASC 855-10, the Company evaluated all events and transactions that occurred after June 30, 2021 up through the date the Company issued these financial statements on October 29, 2021 and concluded that no other material subsequent events except for the disclosed above.

NOTE 21 –CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following is the condensed financial information of the Company on a parent company only basis.

E-Home Household Service Holdings Limited

Consolidated Balance Sheets

As of June 30, 2021 and 2020

	As of June 30,
	2021	2020
ASSETS
Cash and cash equivalents	$4,844,328	$-
Prepayments, deposits and other current assets	6,510,000	-
Investment in subsidiaries and VIEs	52,957,959	32,762,819
Total assets	$64,312,287	$32,762,819

LIABILITIES AND SHAREHOLDERS’ EQUITY

Total liabilities	$-	$-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized; 33,581,556 and 28,000,000 shares issued and outstanding, respectively	3,359	2,800
Additional paid-in capital	25,542,531	3,667,957
Retained earnings	37,468,382	31,059,450
Accumulated other comprehensive loss	1,298,015	(1,967,388)
Total equity of the Company’s shareholders	64,312,287	32,762,819
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$64,312,287	$32,762,819

E-Home Household Service Holdings Limited

Consolidated Statements of Operations and Other Comprehensive Income

For the Years Ended June 30, 2021, 2020 and 2019

	For the Years Ended June 30,
	2021	2020	2019
Share of income of subsidiaries and VIEs	$10,989,394	$5,649,451	$10,233,775
Loss of the parent company	(4,580,462)	-	-

Net income	$6,408,932	$5,649,451	$10,233,775
Other comprehensive income (loss):		-	-
Foreign currency translation adjustment, net of nil tax	$3,265,403	$(837,040)	$(729,348)

Total comprehensive income	$9,674,335	$4,812,411	$9,504,427

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

On May 18, 2021, the Company completed the closing of its initial public offering of 5,575,556 ordinary shares at a public offering price of $4.50 per ordinary share, including 20,000 ordinary shares issued upon the partial exercise of the over-allotment option by Joseph Stone Capital, LLC, who acted as the representative of underwriters for the initial public offering. The total gross proceed from the initial public offering was approximately $25.1 million before underwriting commissions and offering expenses. The total net proceed from the initial public offering was $21,661,293 (ordinary shares of $558 and additional paid-in capital of $21,660,735) after deducting the financing expenses directly related to the initial public offering.

On June 21, 2021, the Company granted 6,000 ordinary shares to three of its independent directors (2,000 shares for each director) as their compensations at a fair value of $213,840 (ordinary shares of $1 and additional paid-in capital of $213,839).