Form 20-F
period 2022-06-30
E-Home Household Service Holdings Ltd
filed 2022-11-04
CIK 1769768

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

+86-591-87590668

(Address of Principal Executive Offices)

Mr. Wenshan Xie, Chairman and Chief Executive Officer

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

Tel: +86-591-87590668

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Shares, par value $0.002 per share*	EJH	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (June 30, 2022): There were 44,247,198 shares of the registrant’s Ordinary Shares outstanding, par value $0.002 per share.

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

Year Ended June 30, 2022

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

Our reporting currency is U.S. dollar and our functional currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 30, 2022, the noon buying rate for RMB was RMB6.7114 to US$1, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Their Respective Individual Shareholders

E-Home is not an operating company but rather a holding company incorporated in the Cayman Islands. Because E-Home has no operations of its own, we conduct substantially all of our business in mainland China (which is also referred to as “PRC,” and for the purpose of this prospectus, excluding Taiwan and the special administrative regions of Hong Kong and Macau) and generate revenue for the years ended June 30, 2020, 2021 and 2022 through E-Home’s subsidiaries, particularly, E-Home (Pingtan) Home Service Co., Ltd. and Fuzhou Bangchang Technology Co. Ltd., and their respective subsidiaries.

As used in this annual report, throughout this prospectus, unless the context indicates otherwise, references to “E-Home” refer to E-Home Household Service Holdings Limited, a holding company and references to “we,” “us,” “our,” the “Company” or “our company” are to E-Home and its consolidated subsidiaries, including E-Home Household Service Holdings Limited (Hong Kong), Zhongrun (Fujian) Pharmaceutical Co. Ltd., E-Home Household Service Technology Co., Ltd., E-Home (Pingtan) Home Service Co., Ltd., Fuzhou Bangchang Technology Co. Ltd., Fuzhou Yongheng Xin Electric Co., Ltd., Fujian Happiness Yijia Family Service Co., Ltd., Fuzhou Gulou Jiajiale Family Service Co., Ltd. and Danyang Fumao Health Development Co., Ltd, as a whole.

There are significant legal and operational risks associated with having substantially all of our business operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. Moreover, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence the PRC subsidiaries’ operations in China at any time. Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder E-Home’s ability to offer or continue to offer its securities to investors and cause the value of the securities being registered hereby to significantly decline or become worthless. Although we believe our operating structure is legal and permissible under the Chinese law and regulations currently in effect, Chinese regulatory authorities could take a different position on the interpretation and enforcement of laws and regulations and disallow our holding company structure, which would likely result in a material adverse change in our operations and/or the value of E-Home’s securities being offered, including that it could cause the value of such securities to significantly decline or become worthless. For a detailed description of the risks associated with doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that our PRC subsidiaries are directly subject to these regulatory actions or statements, as our PRC subsidiaries have not carried out any monopolistic behavior and the business of our PRC subsidiaries does not involve the collection of user data or implicate cybersecurity.

We dissolved the VIE structure in October 2021 as the business of our PRC subsidiaries does not involve any type of restricted industry. As advised by our PRC legal counsel, Tian Yuan Law Firm, the risk that we may face penalties associated with our prior VIE structure if such structures are invalidated in the PRC in the future is minimal.

As further advised by our PRC counsel, as of the date of this annual report, no relevant laws or regulations in the PRC explicitly require E-Home or our PRC subsidiaries to seek approval from the China Securities Regulatory Commission, or the CSRC, or any other PRC governmental authorities for the offering, nor has E-Home, our Cayman Islands holding company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding the offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and detailed official guidance and related implementation rules have not been issued or taken effect, it is uncertain how soon the regulatory bodies in China will finalize implementation measures, and the impact the modified or new laws and regulations will have on the daily business operations of our PRC subsidiaries, our ability to accept foreign investments and list on an U.S. or other foreign exchange. For more information on various risks related to doing business in China, see “Risk Factors—Risks Related to Doing Business in China”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors— There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”), the Public Company Accounting Oversight Board (the “PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, because of a position taken by one or more authorities in such jurisdictions. The PCAOB’s report also identified individual registered public accounting firms which are subject to these determinations. Our registered public accounting firm, TPS Thayer, LLC, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. TPS Thayer, LLC is subject to inspection by the PCAOB and the audit workpapers of E-Home including those of its Chinese subsidiaries are retained in the United States by TPS Thayer, LLC and available for the PCAOB’s inspection. However, if the PCAOB determines that it cannot inspect or investigate completely our auditor in the future, such determination could result in limitation or restriction to our access to the U.S. capital markets and trading of E-Home’s securities may be prohibited under the HFCA Act. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. Although our auditor, TPS Thayer LLC, is subject to inspection by the PCAOB, trading in E-Home’s securities may be prohibited under the HFCA Act if the PCAOB subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist E-Home’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, none of our PRC subsidiaries is required to obtain additional licenses or permits beyond a regular business license for their operations. Each of our PRC subsidiaries is required to obtain a regular business license from the local branch of the State Administration for Market Regulation. Each of our PRC subsidiaries has obtained a valid business license for its respective business scope, and no application for any such license has been denied.

Cybersecurity Review

As advised by our PRC counsel, Tian Yuan Law Firm, and based on their interpretation of the revised Cybersecurity Review Measures which were released for comments in July 2021 and became effective on February 15, 2022, E-Home or any of its PRC subsidiaries are not required to apply fora cybersecurity review with the CAC, because E-Home’s Ordinary Shares we relisted on Nasdaq before the effective date of the revised Cybersecurity Review Measures on February 15, 2022 and the requirement that “online platform operators with personal information of more than 1 million users which intends to go public abroad must apply to the Cybersecurity Review Office [of the CAC]for a cybersecurity review” set forth in Article 7 of the revised Cybersecurity Review Measures should not be applicable to E-Home or any of its subsidiaries. Further, we do not believe that E-Home or any of its subsidiaries constitutes an online platform operator under the draft Regulations on Network Data Security which were published for comments on November 14, 2021 by the CAC. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel.

Transfer of Cash Through Our Organization

Holding Company Structure

Our equity structure is a direct holding structure, that is, E-Home, the Cayman Islands entity listed in the U.S., controls E-Home Pingtan and Fuzhou Bangchang and other Chinese operating entities through E-Home HK. See “Item 4 Information of the Company – A. History and Development of the Company – Corporate Structure” for more details.

Cash and Other Assets Transfers Between the Holding Company and Its Subsidiaries

As a result of E-Home’s IPO closed in May 2021, E-Home received net proceeds of approximately $21.66 million. On December 20, 2021, E-Home issued the Convertible Note to an institutional investor in the principal amount of $5,275,000, before deducting original issued is count, investor’s legal and other transaction costs and placement agent fees. On May 13, 2022, E-Home issued an unsecured convertible note with 8% interest two-year maturity for a principal amount of $3,170,000. As of June 30, 2022, with respect to the net proceeds from the IPO and notes, E-Home had transferred approximately $7.10 million to E-Home Pingtan through E-Home HK and separately sent approximately $14.71 million to E-Home HK.

E-Home, as a holding company, may rely on dividends and other distributions on equity paid by its Chinese subsidiaries for E-Home’s cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to service any expenses and other obligations it may incur. To date, there have not been any dividends or other distributions from our Chinese subsidiaries to our subsidiary located outside of mainland China, namely E-Home HK, or the Cayman Islands holding company, E-Home.

Within our direct holding structure, the cross-border transfer of funds from E-Home to its Chinese subsidiaries is permitted under laws and regulations of the PRC currently in effect. Foreign investors’ funds for purchasing E-Home’s securities being offered hereby can be remitted to our subsidiaries in China, through E-Home HK. Specifically, E-Home is permitted to provide funding to its PRC subsidiaries in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements in China. There are no quantity limits on E-Home’s ability to make capital contributions to its PRC subsidiaries under the PRC regulations. However, the PRC subsidiaries may only procure shareholder loans from E-Home HK to the extent of the difference between their respective registered capital and total investment amount as recorded in the Chinese Foreign Investment Comprehensive Management Information System.

Dividends and Other Distributions to U.S. Investors and Tax Consequences

As of the date of this prospectus, neither E-Home nor any of its subsidiaries have paid dividends or made distributions to U.S. investors. We intend to retain most, if not all, of our available funds and any future earnings after this offering to the development and growth of our business in China. We do not expect to pay dividends in the foreseeable future.

Subject to the passive foreign investment company rules, the gross amount of any distribution that we make to investors with respect to E-Home’s securities (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.

The PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

Restrictions on Our Ability to Transfer Cash Out of Mainland China and Hong Kong

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. These reserves are not distributable as cash dividends. If any of our Chinese subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to E-Home.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions maybe subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. In addition, to the extent cash is in our mainland China or Hong Kong subsidiaries, there can be no assurance that the PRC government will not intervene or impose restrictions on the ability of E-Home or E-Home’s subsidiaries to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on funding our operations or making transfers or distributions outside of mainland China and Hong Kong for other use.

Currently, other than complying with the applicable PRC laws and regulations, we do not have our own cash management policy and procedures that dictate how funds are transferred.

For additional information, see Risk Factors—Risks Related to Doing Business in China —The Chinese government exerts significant oversight and discretion over the conduct of our business. The Chinese government may intervene or influence our PRC subsidiaries’ operations at any time, which could result in a material adverse change in our PRC subsidiaries’ operations and in the value of the securities being registered hereby” and “Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making additional capital contributions or loans to our PRC subsidiaries”.

Recent Development

Zhongrun Acquisition Agreement

On June 14, 2022, we and our wholly owned Hong Kong subsidiary, E-Home Household Service Holdings Limited (“E-Home Hong Kong”) entered into an equity transfer agreement with Zhongrun (Fujian) Pharmaceutical Co., Ltd., a limited liability company established in China (“Zhongrun”) and Ms. Ling Chen, the sole shareholder of Zhongrun, pursuant to which Ms. Chen agreed to transfer 55% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for the sum of (i) RMB3 million (approximately $0.45 million) in cash and (ii) 28,041,992 ordinary shares of the Company. On July 8, 2022, the Company issued 28,041,992 ordinary shares according to the equity transfer agreement at a fair value of $8,496,724 (par value of $2,804 and additional paid-in capital of $8,493,919).

Share Consolidation

On September 23, 2022, we held an extraordinary general meeting in which our shareholders approved resolutions that resulted in (i) a share consolidation of 20 issued and unissued ordinary and preferred shares with par value of US$0.0001 each in the our issued and unissued share capital into one share with par value of US$0.002 (the “Share Consolidation”) and (ii) an increase in our authorized share capital from US$51,000 (divided in to 510,000,000 shares) to US$1,020,000 (divided in to 510,000,000 shares), all of which rank pari passu in all respects with all our existing shares. Immediately after the Share Consolidation, each of our stockholder’s percentage ownership interest and proportional voting power remained unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights and privileges of the holders of ordinary and preferred shares remained substantially unaffected by the Share Consolidation. The Share Consolidation is primarily being effectuated to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum price per share of our ordinary shares.

A. [Reserved]

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

Summary of Risk Factors

Investing in our company involves significant risks. These risks include the following:

●	Performance issues or an inability to provide good customer service could adversely affect our business and harm our reputation.

●	If we fail to retain existing or attract new customers or service providers, our business, financial condition and prospects may be materially and adversely affected.

●	We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and suffer losses.

●	We may not be able to effectively manage our growth and expansion or implement our business strategies, in which case our business and results of operations may be materially and adversely affected.

●	The Chinese government exerts significant oversight and discretion over the conduct of our business. The Chinese government may intervene or influence our PRC subsidiaries’ operations at any time, which could result in a material adverse change in our PRC subsidiaries’ operations and in the value of the securities being offered hereby.

●	Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares. Any such changes may take place quickly and with very little notice.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

●	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business.

●	We may be required to apply for a cybersecurity review under the proposed Cybersecurity Review Measures (revised draft for public comments).

●	The approval of China Securities Regulatory Commission (“CSRC”) or other Chinese regulatory agencies may be required in connection with our future overseas capital-raising activities under Chinese law.

●	Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

●	You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and most of our officers and directors reside outside the United States.

●	The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. Although the audit report included in this annual report is prepared by auditors who are currently inspected fully by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets. In addition, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

●	The trading price of our ordinary shares has been and is likely to continue to be highly volatile, which could result in substantial losses to holders of our ordinary shares.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of your shares for return on your investment.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities.

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

We compete in residential and commercial services industries, focusing on home appliance installation and maintenance, home-moving, home cleaning, senior care and smart community services, as well as sales of smart home supplementary merchandise. We compete with many other companies in the sale of our services. Many of our competitors have greater financial, technical, product development, marketing and other resources than we do. These organizations may be better known than we are and may have more customers or users than we do. We cannot provide assurance that we will be able to compete successfully against these organizations, which may lead to lower customer satisfaction, decreased demand for our services, loss of market share or reduction of operating profits.

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

We have incurred significant expenses on a variety of advertising and brand promotion initiatives designed to enhance our brand recognition, acquire new customers and increase sales of our services. We incurred $11,989,918, $10,279,274 and $7,514,211 of sales and marketing expenses in fiscal years ended June 30, 2022, 2021 and 2020, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing customers, primarily through advertising and brand promotion initiatives. We market our brand and services through multiple channels, both online and offline. Online marketing is mainly done through WeChat events. Offline services are mainly promoted by clients from communities, institutions, training agencies and firms through peer-to-peer marketing. We also aim to deliver premium services to garner strong word-of-mouth referrals and enhance our brand recognition.

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

In connection with the preparation of the financial statements included in this annual report on Form 20-F for the year ended June 30, 2022, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2022 and determined they were not effective due to certain material weaknesses as described in Part II. Item 15. “Controls and Procedures” of this annual report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Risks Related to Doing Business in China

The Chinese government exerts significant oversight and discretion over the conduct of our business. The Chinese government may intervene or influence our PRC subsidiaries’ operations at any time, which could result in a material adverse change in our PRC subsidiaries’ operations and in the value of the securities being offered hereby.

Substantially all of our operations are conducted in the PRC by our PRC subsidiaries and all of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations and the value of the securities being offered hereby could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of mainland China and Hong Kong and may adversely affect our business, financial condition and results of operations.

Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder E-Home’s ability to offer or continue to offer its securities to investors and cause the value of the securities being registered hereby to significantly decline or become worthless.

The Chinese government recently has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, once taken by the Chinese government, could significantly limit or completely hinder E-Home’s ability to offer or continue to offer its securities to investors, and could cause the value of such securities to significantly decline or become worthless.

As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China, as well as the value of the securities being offered, may also be adversely affected.

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

Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares. Any such changes may take place quickly and with very little notice

The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to United States and international relations, and will impact companies with connections to the United States or China. The SEC has issued statements primarily focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The Company’s filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States.

In response to the SEC’s July 30, 2021 statement, the CSRC announced on August 1, 2021, that “[i]t is our belief that Chinese and U.S. regulators shall continue to enhance communication with the principle of mutual respect and cooperation, and properly address the issues related to the supervision of China-based companies listed in the U.S. so as to form stable policy expectations and create benign rules framework for the market.” While the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures,” it emphasized that it “has always been open to companies’ choices to list their securities on international or domestic markets in compliance with relevant laws and regulations.” If any new legislation, executive orders, laws and/or regulations are implemented, if the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tension or if the Chinese government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the value of the securities being offered.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

E-Home is not a Chinese operating company but rather a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, E-Home conducts its business through its Chinese operating subsidiaries, in particular, E-Home Pingtan and Fuzhou Bangchang, and their respective Chinese subsidiaries. As a result, substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. In1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations, especially those relating to the internet, are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

As the Opinions on Strictly Cracking Down on Illegal Securities Activities were recently issued, there are great uncertainties as to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us, but among other things, E-Home’s ability to obtain external financing through the issuance of equity securities overseas could be negatively affected.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administrative Provisions”), and the Measures Regarding Recordation of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”). The Administrative Provisions and Measures aim to establish a unified supervision system and promote cross-border regulatory cooperation. The Measures lay out filing procedures for domestic companies to record their initial public offerings and follow-on offerings abroad with the CSRC. Issuers are required to file follow-on offerings with the CSRC within 3 business days after the closing of such offerings.

According to the Q&A held by CSRC officials for journalists thereafter, the CSRC will adhere to the principle of non-retroactive application of law and first focus on issuers conducting initial public offerings and follow-on offerings by requiring them to complete the registration procedures. Other issuers will be given a sufficient transition period. The CSRC officials also noted that the regulation system contemplated by the draft Administrative Provisions and Measures differentiates between IPOs and follow-on offerings to take into account overseas capital markets’ fast and efficient features and to reduce impacts on overseas financing activities by domestic companies. If the Administrative Provisions and the Measures are enacted in their current forms, we expect to perform necessary registration filings with the CSRC for the listing of E-Home’s securities on Nasdaq within the prescribed transition period and for this offering in the event that it takes place after the Administrative Provisions and the Measures become effective. However, it is uncertain when the Administrative Provisions and the Measures will take effect or if they will take effect as in their current forms.

In addition, our holding company structure involves unique risks to investors and you may never directly hold equity interests in our Chinese operating entities. Although we believe our operating structure is legal and permissible under the Chinese law and regulations currently in effect, Chinese regulatory authorities could take a different position on the interpretation and enforcement of laws and regulations and disallow our operating structure, which would likely result in a material adverse change in our operations and/or the value of E-Home’s securities being offered, including that it could cause the value of such securities to significantly decline or become worthless.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business.

Regulatory authorities in China have implemented and are considering further legislative and regulatory proposals concerning data protection. China’s new Data Security Law went into effect on September 1, 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. The Data Security Law sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB5million, suspension of relevant business, and revocation of business permits or licenses.

In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. Any failure or delay in the completion of the cybersecurity review procedures may prevent the critical information infrastructure operator from using or providing certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services. The PRC government recently launched cybersecurity reviews against a number of mobile apps operated by several U.S.-listed Chinese companies and prohibiting these apps from registering new users during the review periods. We do not believe that we constitute a critical information infrastructure operator under the Cybersecurity Review Measures that took effect in June 2020.

On July 10, 2021, the Cyberspace Administration of China issued the Cybersecurity Review Measures (revised draft for public comments), which proposed to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security. The PRC National Security Law covers various types of national security, including technology security and information security. The revised Cybersecurity Review Measures took effect on February 15,2022. The revised Cybersecurity Review Measures expand the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Under the revised Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, such reviews would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. An operator that violates these measures shall be dealt with in accordance with the provisions of the PRC Cybersecurity Law and the PRC Data Security Law. As advised by our PRC counsel, Tian Yuan Law Firm, we believe that the cybersecurity review requirement under the revised Cybersecurity Review Measures for online platform operators in possession of personal information of over one million users going public in a foreign country does not apply to us or any of our PRC subsidiaries, because we became a public company with shares listed on Nasdaq before such Measures went into effect on February 15, 2022. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel.

On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under legislations such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme. We believe that E-Home or any of its subsidiaries does not constitute an online platform operator under the draft Regulations on Network Data Security as proposed, which is defined as a platform that provides information publishing, social network, online transaction, online payment and online audio/video services. Our PRC subsidiaries only access certain customers through the WeChat platform but none of them is an online platform operator themselves, nor is any of them required to obtain an ICP license for their operations.

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

As part of such efforts, the CAC issued the Cybersecurity Review Measures (revised draft for public comments) on July 10, 2021, which went into effect on February 15, 2022. The current Cybersecurity Review Measures expand the cybersecurity review to online platform operators in possession of personal information of over one million users if the operators intend to list their securities in a foreign country. And such reviews will focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after a listing outside China. As advised by our PRC counsel, Tian Yuan Law Firm, we believe that the cybersecurity review requirement under the Cybersecurity Review Measures currently in effect for online platform operators in possession of personal information of over one million users going public in a foreign country does not apply to E-Home or any of its subsidiaries and E-Home and any of its subsidiaries are not required to apply to the CAC for a cybersecurity review, because E-Home became a public company with shares listed on Nasdaq before the effective date of the Cybersecurity Review Measures on February 15, 2022. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel.

We believe that E-Home and its subsidiaries are compliant with the regulations and policies that have been issued by the CAC to date and we will continue to closely monitor the interpretation, enforcement and implications of such regulations and policies as well as any new regulations and rules that the CAC or other Chinese regulatory agencies may issue in the future.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we may not be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims. Notwithstanding the foregoing, as of the date of this prospectus, we are not aware of any Chinese laws or regulations in effect requiring that we obtain permission from any Chinese authority to issue securities to foreign investors, and we have not received any inquiry, notice, warning, or sanction in relation to the listing and trading of the Ordinary Shares on Nasdaq from the CSRC, the CAC or any other Chinese authorities that have jurisdiction over our operations.

We are advised by our PRC counsel, Tian Yuan Law Firm, that based on the Chinese laws and regulations currently in effect, as of the date of this prospectus, we are not required to submit an application to the CSRC or the CAC for the approval of offerings of E-Home’s securities to foreign investors or trading of Ordinary Shares on Nasdaq. Neither E-Home nor any of its subsidiaries has obtained the approval or clearance from either the CSRC or any other Chinese regulatory authority for the offering under this prospectus and any applicable prospectus supplement. However, there remains significant uncertainty inherent in relying on an opinion of our PRC counsel as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC regulatory agencies, including the CSRC or the CAC, may not reach the same conclusion as our PRC counsel. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required but the CSRC or other PRC regulatory body subsequently determines that we need to obtain the approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules subsequently that would require us to obtain CSRC or other governmental approvals for this offering, we may not be able to proceed with this offering, and may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, the value of E-Home’s securities, as well as E-Home’s ability to offeror continue to offer its securities to investors or cause such securities to significantly decline in value or become worthless. In addition, if the CSRC, the CAC or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for any of the offerings, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the value of the securities that we are registering.

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

The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. Although our auditor, TPS Thayer LLC, is subject to inspection by the PCAOB, trading in E-Home’s securities may be prohibited under the HFCA Act if the PCAOB subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist E-Home’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three.

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

In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement the foregoing certification and disclosure requirements and that it was seeking public comment on the issuer identification process as well as the submission and disclosure requirements. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize the interim final rules previously issued in March 2021, and established procedures to identify issuers and prohibit the trading of the securities of certain registrants as required by the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments require SEC identified issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that an SEC-identified issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. An SEC-identified issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as an SEC identified issuer based on its annual report for the fiscal year ending December31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ending December 31, 2022.

Accordingly, if E-Home is determined by the SEC to be an SEC identified issuer, we will incur additional costs in complying with the submission and disclosure requirements in the annual report for each year in which E-Home is identified. In the event that E-Home is deemed to have had three consecutive “non-inspection” years by the SEC, its securities will be prohibited from trading on any national securities exchange or over-the-counter markets in the United States. Moreover, if the AHFCA Act is enacted into law, it would reduce the time before he securities of SEC identified issuers may be prohibited from trading or delisted from three years to two years.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the People’s Republic of China and Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in such jurisdictions. In addition, the PCAOB’s report identified specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, TPS Thayer, LLC, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

Asan auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, TPS Thayer, LLC is required by the laws of the United States to undergo regular inspections by the PCAOB. TPS Thayer, LLC is headquartered in Sugar Land, Texas, and has been inspected by the PCAOB on a regular basis with the last inspection in 2021. In addition, the audit workpapers of E-Home, including its Chinese subsidiaries, are retained in the United States by TPS Thayer, LLC and available for the PCAOBs’ inspection. However, if the PCAOB determines in the future that it cannot inspect or fully investigate our auditor at such future time, trading in E-Home’s securities would be prohibited under the HFCA Act.

While we understand that there has been dialogue among the China Securities Regulatory Commission, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, and the audit reports of TPS Thayer LLC incorporated by reference into this prospectus are prepared by U.S. auditors who are subject to inspection by the PCAOB, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators in the future. The value of the securities being offered could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance.

Furthermore, as part of ongoing efforts to protect U.S. investors, the U.S. President’s Working Group on Financial Markets, or the PWG, released a report in August 2020 recommending certain enhancements to listing standards on U.S. stock exchanges, including that the PCAOB have access to work papers of the principal audit firm for the audit of each company as a condition to initial and continued exchange listing. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The SEC announced that its staff have been directed to prepare and develop proposals in response to the report of the PWG. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as E-Home, and may have a material and adverse impact on the trading prices of the securities of such issuers, and substantially reduce or effectively terminate the trading of E-Home’s securities in the United States.

Risks Related to Our Ordinary Shares

The trading price of our ordinary shares has been and is likely to continue to be highly volatile, which could result in substantial losses to holders of our ordinary shares.

The trading price of our ordinary shares has been and is likely to continue to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008 and 2021, which may have a material and adverse effect on the trading price of our ordinary shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal name of the Company is E-Home Household Service Holdings Limited. The Company was incorporated in the Cayman Islands on September 24, 2018. Our principal executive office is located at is E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China. Our telephone number is (+86) 591-87590668.

Corporate History

We were incorporated as an exempted company with limited liability under the laws of the Cayman Islands on September 24, 2018 to serve as a holding company for our PRC operations.

On October 16, 2018, we established E-Home Household Service Holdings Limited as a wholly-owned subsidiary in Hong Kong. E-Home Household Service Holdings Limited is a holding company and holds all of the equity interests of E-Home WFOE, which was established in the PRC on December 5, 2018. In February 2019, E-Home WFOE entered into contractual arrangements with E-Home Pingtan and Fuzhou Bangchang, two limited liability companies established under the laws of the PRC on April 1, 2014 and March 15, 2007, respectively, and their shareholders. Such contractual arrangements allowed E-Home WFOE to control and receive 100% economic benefits of E-Home Pingtan and Fuzhou Bangchang, based upon which we consolidated E-Home Pingtan and Fuzhou Bangchang into our financial statements for the fiscal years ended June 30, 2020 and 2021.

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

Corporate Structure

All of our business operations are conducted through our Chinese subsidiaries. The chart below presents our current corporate structure:

E-Home Household Service Holdings Limited
(Cayman Islands)
100%
E-Home Household Service Holdings Limited
(Hong Kong)
100%
100%
55%
E-Home Household Service Technology Co., Ltd.
亿家快服（平潭）科技有限公司
(PRC)
Zhongrun (Fujian) Pharmaceutical Co. Ltd.
中润(福建)医药有限公司
(PRC)
100%
100%
E-Home (Pingtan) Home Service Co., Ltd.
一家快服（平潭）家政服务有限公司
(PRC)
Fuzhou Bangchang Technology Co. Ltd.
福州邦昌科技有限公司
(PRC)
100%
100%
100%
100%
100%
Fuzhou Yongheng Xin Electric Co., Ltd.
福州永恒鑫电器有限公司
(PRC)
Fujian Happiness Yijia Family Service Co., Ltd.
福建幸福亿家家庭服务有限公司
(PRC)
Fuzhou Gulou Jiajiale Family Service Co., Ltd.
福州市鼓楼区家家乐家庭服务有限公司
(PRC)
Yaxin Human Resource Management (Fuzhou) Co., Ltd.
雅新人力资源管理(福州)有限公司
(PRC)
Danyang Fumao Health Development Co., Ltd.
丹阳市福猫健康发展有限公司
(PRC)

B. Business Overview

General

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e家快服” (“E-Home”), across 21 provinces in China. Currently, these services primarily include home appliance services and housekeeping services. For our home appliance services, we partner with individuals and service stores which provide the technicians to deliver the on-site services. We have partnerships with more than 2,300 individuals and service stores providing these services in China. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We currently have more than 3,000 cleaners providing our housekeeping or care services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services. In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair and maintenance of home appliances to delivery, installation, repair and maintenance of home appliances, home-moving and house cleaning. In addition, we have recently launched and are actively promoting our senior care services. We had generated a limited amount of revenue from our senior care services as of June 30, 2022. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise. We currently have approximately 526 employees to support our operations.

The focus of our integrated household services will be adjusted based on different seasons and different locations. Most our home appliance services are conducted in Shandong, Henan and Hunan provinces, while our housekeeping and care services are mainly conducted in Fujian, Shandong and Guangxi provinces. We received over 1,393,660 and 1,273,111 service orders in the fiscal years ended June 30, 2021 and 2022, respectively. We believe that all services ordered were successfully delivered.

We operate our business mainly by receiving the orders online and providing the services offline. Our online platform includes our website and WeChat platform. Customers order services and complete payments online. After our system automatically matches an order to the corresponding service provider, the service provider receives the order and arranges for a technician/cleaner to deliver the on-site service. We are committed to raising our service quality and improving the efficiency of our platform operation, which would ultimately improve the customer experience. After the services are delivered, customers can upload their evaluations on the platform and our customer service team will follow up with customers and get their feedback.

We market our brand and services through multiple channels, both online and offline. Online marketing is mainly done through WeChat events. Offline services are mainly promoted by clients from communities, institutions, training agencies and firms through peer-to-peer marketing. We also aim to deliver premium services to garner strong word-of-mouth referrals and enhance our brand recognition. The number of our registered members increased to more than 3,600,000 for the year ended June 30, 2022 and 2,800,000 for the year ended June 30, 2021 from about 2,629,000 for the year ended June 30, 2020. Registered members are those customers who followed our WeChat official account and provided their profiles, including their phone numbers or WeChat User IDs. Most of the orders for our services are placed from our registered members; therefore, we believe that the number of registered members is a key metric for our operations.

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

Our business was adversely impacted by the continued outbreak or resurgence of COVID-19 in recent years as demonstrated by our decline in revenue from fiscal year 2021 to fiscal year 2022. Due to the impact of COVID-19 our overall revenue decreased by approximately 14.46% to approximately $63.75 million for the year ended June 30, 2022, and our revenue from installation and maintenance services decreased by 22.36% to approximately $4.02 million for the year ended June 30, 2022. We also generated approximately $7.39 million of revenues from our senior care services for the fiscal year ended June 30, 2022. Our net income for the year ended June 30, 2022 decreased by 184.85% as compared with the year ended June 30, 2021. The results of operations for the fiscal year ending June 30, 2023 and beyond are still uncertain and may continued to be adversely impacted by any further outbreak or resurgence of the COVID-19 pandemic. See “Risks Related to Our Business and Industry — We face risks related to natural disasters, health epidemics and other outbreaks, including the outbreak of COVID-19 since December 2019 which may have a continued material adverse effect on our business, results of operation and financial condition.”

Our Services

Currently, our services mainly include home appliance services, housekeeping services and senior care services. Our test operations for senior care services began in February 2019 and have so far generated a growing revenue from this new segment.

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

We enter into a cooperation agreement with each of the individual service providers and service stores that provide our installation and maintenance services. Under our standard cooperation agreement, we agree to recommend customers to the service provider and assist it in conducting its business, and the service provider agrees to provide the services. The term of our standard cooperation agreement is for five years and may be terminated by either party if (i) such party’s business is suspended by governmental authorities; (ii) the parties have material disputes in the course of operation and fail to settle through friendly consultation; or (iii) parties fail to reach a renewal agreement before the contract expires. In addition, the service provider may terminate the cooperation agreement if our company is facing serious business operation difficulties, or committed fraud against customers and other serious illegal activities, and we may terminate the cooperation agreement if the service provider is facing serious operation difficulties, or committed fraud against customers, misappropriation of customer funds, or other serious illegal activities, or the internal management of the service provider has material issues that may have a material adverse impact on its ordinary course of business. Our standard cooperation agreement also contains a customary confidentiality provision. We have partnerships with more than 2,300 individuals and service stores in China. We normally receive approximately 40% of the fees for the services and the service provider receives approximately 60% of the fees, although terms will vary.

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

Due to the impact of COVID-19, revenue from installation and maintenance services decreased by 22.36% to approximately $40.02 million for the year ended June 30, 2022 from approximately $51.55 million for the year ended June 30, 2021. Installation and maintenance services accounted for approximately 62.77% and 69.17% of our total revenue for the years ended June 30, 2022 and 2021, respectively. Such decrease was primarily due to the strict COVID-19 lockdown requirements throughout China. Revenue from installation and maintenance services increased by approximately $19.33 million, or 59.98%, to approximately $51.55 million for the year ended June 30, 2021 from approximately $32.22 million for the year ended June 30, 2020. Such increase was primarily due to the continued growing demand for installation and maintenance service after the coronavirus outbreak in China. Installation and maintenance services accounted for 69.17% of our total revenue for the year ended June 30, 2021, as compared to 69.74% for the year ended June 30, 2020.

Housekeeping

In January 2018, we began providing housekeeping services, which include housecleaning, and maternity matron. Our current standard charge for housecleaning services is about RMB 50 (approximately $7.56) per hour. The minimum order for housecleaning services is four hours. During our fiscal year ended June 30, 2022, we served approximately 739,900 customers, and during the fiscal year ended June 30, 2021, we served approximately 544,500 customers.

Customers can place an order through our WeChat platform and pay a service fee for housecleaning or a referral fee for the services. Approximately 90% of our customers are urban residents, particularly white-collar workers. We currently have more than 2,800 cleaners providing our housekeeping services. In most cases, the same cleaner will be assigned to the same customer so that they can build trust and long-term relationships with their customers to provide services with better quality. We highly value the standard of our housekeeping services and we constantly improve the service quality by building up our training system and regularly training our service providers.

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

Revenue from housekeeping services amounted to approximately $16.34 million, or 25.63% of total revenue, for the year ended June 30, 2022, representing a decrease by approximately $0.45 million, or 2.69, from approximately $16.79 million for the year ended June 30, 2021. Revenue from housekeeping services increased by approximately $5.09 million, or approximately 43.47% to approximately $16.79 million for the year ended June 30, 2021 from approximately $11.70 million for the year ended June 30, 2020. Such increase was primarily due to the significant increase in demand of housekeeping services after the corona-virus outbreak in China.

Senior Care Services

We have launched and are actively promoting our senior care services. We began test operations for these services in February 2019 and generated approximately $6.04 million of revenues from this segment during the fiscal year ended June 30, 2021 and approximately $7.39 million of revenues during the fiscal year ended June 30, 2022. This service primarily targets the senior population over 60 years old. We are partnering with senior associations to develop an internet based at-home senior care service program. As part of this program, we developed a customizable smart wristwatch with functions such as time, blood pressure measurement, heart rate measurement, pedometer, locator, and calling. The manufacture of this smart watch is outsourced to Guangzhou 100ecare Technology Ltd., or Guangzhou 100ecare, a Shenzhen based professional smart products manufacturer. Guangzhou 100ecare also provides relevant technical services to us so that we can receive real-time customer physical conditions transmitted from their smart wristwatches, such as heart rates, blood pressures and locations.

We offer free watches to beginning level customers and charge them an annual fee, which is currently RMB699 (approximately $104). Half of this fee is to pay for the services provided by community doctors, who establish health records for customers and provide them basic health consultation services, including Traditional Chinese Medicine consultation. The remaining half is collected by us. We receive the customer’s heart rate, blood pressure changes and location, and connect to community doctors in real time. We will charge additional fees if our customers request extra services, such as accompanying the customers to hospitals for treatment, preparing Chinese herbal decoctions or assigning personnel to take care of the seniors. To promote our senior care services, we offer certain incentives and discounts for the services such as installation and maintenance services and housekeeping services when requested by our watch users. For instance, we waive visit fees and only charge material fees if they use our installation and maintenance services. These customers will be able to go to our senior care center to enjoy a series of services including nursery, medical and housekeeping until their natural death. Advanced level customer services are exclusively offered to seniors over 60 years old. We currently only have beginning level customers.

As of June 30, 2022, we had received about 132,150 senior care orders. We are cooperating with about 62 community doctors and have ordered approximately 102,500 smart wristwatches and leased 60 cars as well as 3 villas to support and develop our senior care services. With Guangzhou 100ecare we have developed a system, which is used in our services to help our customers monitor main health indicators like heart rate and blood pressure.

Sublease

The Company subleased its operating leased right-of-use asset Hotel which had been terminated during the year ended June 30, 2021. For the years ended June 30, 2022, 2021 and 2020, the sublease income of operating lease right-of-use assets were $0, $147,663 and $214,319, respectively.

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2022, we had 448 full-time sales and marketing personnel, each of whom is responsible for a designated sales region. Our general marketing efforts are designed to build brand awareness and reputation. We market our services to both homeowners and businesses through online and offline marketing activities, including advertisements via various social media channels such as WeChat, marketing partnerships, various offline marketing events hosted by our local employees, and through our sales teams. We offer service discounts or promotions from time to time to stimulate customer orders. We launch different service events based on different seasons. For example, people tend to maintain and clean their air conditioners between April and May, so we will mainly promote and provide home appliance services in this time period each year.

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

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret laws and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered four trademarks, including “e家快服” (“E-Home”), in the PRC and 10 software copyrights in the PRC. We are the registered holder of 1 domain name for our website: www.ej111.com.

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

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the Negative List, which was promulgated by the Ministry of Commerce of the PRC (“MOFCOM”), and the National Development and Reform Commission (“NDRC”), in June 2020 and came into effect in July 2020. The Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited from receiving foreign investment. The Negative List covers 12 industries, and any field not falling under the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

Foreign Investment Law of the PRC, or the Foreign Investment Law, was promulgated by the NPC in March 2019 and came into effect in January 2020. When the Foreign Investment Law came into effect, the Law on Wholly Foreign-owned Enterprises of the PRC, the Law on Sino-foreign Equity Joint Ventures of the PRC and the Law on Sino-foreign Cooperative Joint Ventures of the PRC were repealed simultaneously. The investment activities of foreign natural persons, enterprises or other organizations (collectively, the “foreign investors”) directly or indirectly within the territory of China shall comply with and be governed by the Foreign Investment Law. Such activities include: 1) establishing by foreign investors of foreign-invested enterprises in China alone or jointly with other investors; 2) acquiring by foreign investors of shares, equity, property shares, or other similar interests of Chinese domestic enterprises; 3) investing by foreign investors in new projects in China alone or jointly with other investors; and 4) other forms of investment prescribed by laws, administrative regulations or the State Council.

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

A. Operating Results

Overview

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e家快服” ("E-Home”), across 21 provinces in China. Currently, these services primarily include home appliance services and housekeeping services. For our home appliance services, we partner with individuals and service stores which provide the technicians to deliver the on-site services. We have partnerships with more than 2,300 individuals and service stores providing these services in China. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We currently have more than 2,800 cleaners providing our housekeeping services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services. In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair and maintenance of home appliances to delivery, installation, repair and maintenance of home appliances, home-moving and house cleaning. We have also launched and are actively promoting our senior care services, but so far we have only generated a limited amount of revenue from these services. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise. We currently have approximately 526 employees to support our operations.

During the fiscal year ended June 30, 2021, the COVID-19 pandemic was mostly under control in China and our business operations and activities which were adversely affected by the pandemic were restored in China. For the year ended June 30, 2021, our revenue grew to approximately $74.53 million from approximately $46.20 million for the year ended June 30, 2020, representing an increase of approximately 61.31%, and our net income grew from approximately $5.65 million for the year ended June 30, 2020 to approximately $6.40 million, representing an increase of approximately 13.31%. However, during the fiscal year ended June 30, 2022, our business operations were adversely affected by the strict lockdown requirement in China. For the year ended June 30, 2022, our revenue decreased to approximately $63.75 million from approximately $74.53 million for the year ended June 30, 2021, representing a decrease of approximately 14.46%, and our net income decreased from approximately $6.40 million to a net loss of approximately $5.43 million, representing a decrease of approximately 184.85%.

The results of operations for the fiscal year ending June 30, 2023 and beyond are still uncertain and may be adversely impacted by any further outbreak or resurgence of the COVID-19 pandemic. As the coronavirus continues to spread beyond China, the extent to which the coronavirus impacts our operations and results in the long-term will depend on future developments and new information that may emerge regarding COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 and/or mitigate its impact, almost all of which are beyond our control. This is a rapidly evolving situation, and we will continue to monitor and mitigate developments affecting our workforce, our customers, and the public at large to the extent we are able to do so. See “Risks Related to Our Business and Industry — We face risks related to natural disasters, health epidemics and other outbreaks, especially the outbreak of COVID-19 since December 2019 which may have a continued material adverse effect on our business, results of operation and financial condition.”

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

Our Reportable Segments

As of June 30, 2022, our operations are organized into three reportable segments: installation and maintenance, housekeeping, and senior care services. Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins.

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

Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of E-Home Household Service Holdings Limited and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

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

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842 effective as of the beginning of the first period presented by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had a material impact on the Company’s financial position, with no material impact on the results of operations and cash flows.

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

The Company generates revenues primarily from installation & maintenance services, housekeeping services, senior care services, sales of household appliance accessories and sales of E-watches. The Company sells its goods and services through a third-party service provider WeChat platform. The Company’s revenues are subject to value added tax (“VAT”). To record VAT payable, the Company uses the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Installation& maintenance

Installation and maintenance services mainly consisting of the following services: technical home installation and repair, maintenance and other after sale services. Revenues from installation and maintenance services are recognized at a point in time once the service is transferred to the customer. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. The Company allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). The Company acts as principal and has contracts with third-party service providers (i.e., service outlets) who acts as agents. The Company is responsible for market development and providing the customer information to the service provider, directing the outlet to provide services and coordination with the customer, while the service provider provides the door-to-door service. The price of services is set by the Company and the service provider is only responsible for collection of payments. When the Company’s end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, the Company is still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, the Company will communicate directly with the end customer. The service provider is not obligated to pay the Company. To minimize our risk, the service provider will remit payment of any outstanding receivables each month.

Housekeeping services

Housekeeping services refer to services including housecleaning and personnel staffing. Revenues from housekeeping are recognized at a point in time upon completion of services to the customer based on the relative selling price method.

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

Disaggregation of revenue from contracts with customers

During the process of performing the installation and maintenance services, the Company also sells household appliance accessories such as air conditioner parts to its customers according to the customers’ needs. The Company did not sell these household appliance accessories separately. Consequently, the Company regards sales of household appliance accessories as a component of its installation and maintenance segment, but separates revenue generated from sale of household appliance accessories as a disaggregated revenue stream. The senior care services consist of the sale of E-watch and the care services. The E-watch cannot be sold to the customers solely without the care services, and the care services should be rendered by the E-watch. Consequently, the Company regards these operating activities as operating in one material segment, being the revenue of senior care services.

Based on the above discussion, the Company disaggregated sales of household appliance accessories from installation and maintenance revenue and senior care services revenue into the sales of the E-watch and the care service. Sales of household appliance accessories and E-watches are recognized in revenue at a point in time while revenue from care service is recognized over a period of time.

Sublease

The Company subleased its operating leased right-of-use asset Hotel which had been terminated during the year ended June 30, 2021. For the years ended June 30, 2022, 2021 and 2020, the sublease income of operating lease right-of-use assets were $0, $147,663 and $214,319, respectively.

Recent Accounting Pronouncements

We consider the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for our fiscal years, and interim periods within those fiscal years beginning July 1, 2022. Early adoption is permitted. We do not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with our current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Early adoption is permitted. We do not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

We do not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on our consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2022 and 2021

The following table shows key components of our results of operations during the years ended June 30, 2022 and 2021, in dollars and as a percentage of our total revenue.

	Year Ended June 30, 2022		Year Ended June 30, 2021
	Amount	% of Revenue	Amount	% of Revenue
Revenue
Installation and Maintenance	$40,017,962	62.77	$51,546,235	69.17
Housekeeping	16,340,910	25.63	16,792,722	22.53
Senior care services	7,392,221	11.60	6,038,814	8.10
Sublease	-	-	147,663	0.20
Total revenue	63,751,093	100.00	74,525,434	100.00
Total cost of revenue	44,394,575	69.64	48,311,398	64.83
Operating expenses
Sales and marketing expenses	11,989,919	18.81	10,279,274	13.79
General and administrative expenses	8,219,584	12.89	6,869,419	9.22
Total operating expenses	20,209,503	31.70	17,148,693	23.01
Income (Loss) from operations	(852,985)	(1.34)	9,065,343	12.16
Other income (expenses)
Interest income	182,558	0.29	110,889	0.14
Interest expenses	(257,766)	(0.40)	(25,509)	(0.03)
Accretion of financing cost	(397,153)	(0.62)
Fair value loss – Financial instruments	(1,996,249)	(3.13)
Government subsidy	7,733	0.01	908,051	1.22
Foreign currency exchange loss	(22,271)	(0.03)	13,749	0.02
Total other income (expenses)	(2,483,148)	(3.90)	1,007,180	1.35
Income (Loss) before income taxes	(3,336,133)	(5.23)	10,072,523	13.52
Income tax expense	(2,094,076)	(3.37)	(3,672,624)	(4.93)
Net income (loss)	(5,430,209)	(8.60)	6,399,899	8.59
Net income (loss) attributable to minority interests	-	-	(9,033)	(0.01)
Net income (loss) attributable to company shareholders	$(5,430,209)	(8.60)	$6,408,932	8.60

Revenue.

We generate revenue from the provision of installation and maintenance services, the provision of housekeeping services and the provision of senior care services. Our total revenue was $63,751,093 for the year ended June 30, 2022, representing a decrease of $10,774,341, or 14.46%, compared to $74,525,434 for the year ended June 30, 2021. Such decrease was due to a decrease of $11,528,273 in revenue from installation and maintenance, a decrease of $451,812 in revenue from our housekeeping services, which we both began providing in the fiscal year ended June 30, 2018, and an increase of $1,353,407 in revenue from our senior care services, which we began providing in the fiscal year ended June 30, 2020.

Revenue from installation and maintenance services decreased by $11,528,273, or 22.36%, to $40,017,962 for the year ended June 30, 2022 from $51,546,235 for the year ended June 30, 2021. Such decrease was primarily due to the COVID outbreak and the strict lockdown requirements in China. Revenue from installation and maintenance services accounted for 62.77% of our total revenue for the year ended June 30, 2022, as compared to 69.17% of our total revenue for the year ended June 30, 2021.

Revenue from housekeeping services amounted to $16,340,910, or 25.63% of total revenue, for the year ended June 30, 2022, representing a decrease of $451,812, or 2.69%, from $16,792,722 for the year ended June 30, 2021. Such decrease was primarily due to the COVID outbreak and the strict lockdown requirements in China. Revenue from housekeeping services accounted for 25.63% of our total revenue for the year ended June 30, 2022, as compared to 22.53% of our total revenue for the year ended June 30, 2021.

For the year ended June 30, 2022, we generated revenue from senior care services in an amount of $7,392,221, representing an increase of $1,353,407, or 22.41%, from $6,038,814 for the year ended June 30, 2021. Such increase was mainly due to our efforts in developing the new business since 2020. Revenue from senior care services accounted for 11.60% of our total revenue for the year ended June 30, 2022, as compared to 8.10% of our total revenue for the year ended June 30, 2021.

In addition, The Company subleases its operating leased right-of-use hotel. For the years ended June 30, 2022 and 2021, the sublease income of operating lease right-of-use assets were $0 and $147,663, respectively.

Cost of revenue. Our cost of revenue includes service fees paid to staff, outlets and suppliers for the services rendered and the cost of accessories sold. Our cost of revenue decreased by $3,916,823, or 8.11%, from $48,311,398 for the year ended June 30, 2021 to $44,394,575 for the year ended June 30, 2021. Such decrease was in line with our increased revenue.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff involved in selling and marketing efforts, advertising cost, depreciation, travel and leasing expenses. Our sales and marketing expenses increased by $1,710,645, or 16.64%, to $11,989,919 for the year ended June 30, 2022 from $10,279,274 for the year ended June 30, 2021. Such increase primarily due to the increased marketing costs, which were mainly caused by our efforts to broad our brand for the year ended June 30, 2022 after our initial public offering. As a percentage of revenue, sales and marketing expenses increased from 13.79% for the year ended June 30, 2021 to 18.81% for the year ended June 30, 2022.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance, benefits, office leases, general office expenses and depreciation. Our general and administrative expenses increased by $1,350,165, or 19.95%, to $8,219,584 for the year ended June 30, 2022 from 6,869,419 for the year ended June 30, 2021. Such increase was due to the increasing costs for supporting our expanding business and the increased compliance costs during our initial public offering period. As a percentage of revenue, general and administrative expenses increased from 8.93% for the year ended June 30, 2021 to 12.89% for the year ended June 30, 2021.

Income (Loss) from operations. As a result of the foregoing, we recorded loss from operations of $852,985, representing a decrease of $9,918,328, or 109.41%, as compared to income from operations of $9,065,343 for the year ended June 30, 2021. The decrease of income from operations was mainly due to decrease of revenues in the amount of $10,774,341, increase of sales and marketing expenses in the amount of $1,710,645, increase of general and administrative expenses in the amount of $1,350,165, offset by decrease in cost of revenues in the amount of $3,916,823.

Total other income (expenses). We had $2,483,148 in total other expenses for the year ended June 30, 2022. Total other income (expenses), net, for the year ended June 30, 2022 consisted of interest expense in the amount of $257,766, accretion of financing cost caused by issuance of Convertible Notes in the amount of $397,153, fair value loss of ordinary shares issued related to the potential acquisition of Lianbao in the amount of $1,996,249 and foreign currency exchange income in the amount of $13,749, offset by interest income in the amount of $182,558 and government subsidy in the amount of $7,733.

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

Income tax expense. We recorded income tax expenses of $2,094,076 for the year ended June 30, 2022, representing a decrease of $1,578,548, or 42.98%, as compared to $3,672,624 for the year ended June 30, 2021. The decrease in the income tax expense mainly resulted from the decrease in the income before income taxes from our PRC subsidiaries. See also “—Taxation” above.

Net income (loss) attributable to company shareholders. As a result of the cumulative effect of the factors described above, our net income attributable to our shareholders decreased by $11,830,108, or 184.85%, to a net loss of $5,430,209 for the year ended June 30, 2022 from a net profit of $6,408,932 for the year ended June 30, 2021.

Comparison of Fiscal Years Ended June 30, 2021 and 2020

The following table shows key components of our results of operations during the years ended June 30, 2021 and 2020, in dollars and as a percentage of our total revenue.

	Year Ended June 30, 2021		Year Ended June 30, 2020
	Amount	% of Revenue	Amount	% of Revenue
Revenue
Installation and Maintenance	$51,546,235	69.17	$32,220,898	69.74
Housekeeping	16,792,722	22.53	11,704,899	25.34
Senior care services	6,038,814	8.10	2,060,833	4.46
Sublease	147,663	0.20	214,319	0.46
Total revenue	74,525,434	100.00	46,200,949	100.00
Total cost of revenue	48,311,398	64.83	30,101,072	65.15
Operating expenses
Sales and marketing expenses	10,279,274	13.79	7,514,211	16.26
General and administrative expenses	6,869,419	9.22	1,114,984	2.41
Total operating expenses	17,148,693	23.01	8,629,195	18.68
Income from operations	9,065,343	12.16	7,470,682	16.17
Other income (expenses)
Interest income	110,889	0.14	103,388	0.22
Interest expenses	(25,509)	(0.03)	(26,447)	(0.06)
Government subsidy	908,051	1.22	-	-
Foreign currency exchange loss	13,749	0.02	(1,040)	(0.002)
Total other income (expenses)	1,007,180	1.35	75,901	0.16)
Income before income taxes	10,072,523	13.52	7,546,583	16.33
Income tax expense	(3,672,624)	(4.93)	(1,898,575)	(4.11)
Net income	6,399,899	8.59	5,648,008	12.22
Net income attributable to minority interests	(9,033)	(0.01)	(1,443)	(0.003)
Net income attributable to company shareholders	$6,408,932	8.60	$5,649,451	12.23

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

Income from operations. As a result of the foregoing, we recorded income from operations of $9,065,343 for the year ended June 30, 2021, representing an increase of $1,594,661, or 21.35%, compared to $7,470,682 for the year ended June 30, 2020. The increase of income from operations was mainly due to increase of revenues in the amount of $28,324,485, offset by increase in cost of revenues in the amount of $18,210,326, increase of sales and marketing expenses in the amount of $2,765,063, and increase of general and administrative expenses in the amount of $5,754,435.

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

B. Liquidity and Capital Resources

As of June 30, 2022, we had cash and cash equivalents of $54,842,052. We finance our operations, working capital needs and strategic investments from cash generated through operations and through debt and equity financing.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended June 30,
	2020	2021	2022
Net cash provided by operating activities	$3,816,486	$8,670,915	$4,373,806
Net cash provided by (used in) investing activities	(1,038,987)	(5,610,280)	(7,400,320)
Net cash provided by (used in) financing activities	(264,829)	21,661,293	7,350,985
Net increase in cash and cash equivalents	2,512,670	24,721,928	4,324,471
Effect of currency translation	$(719,843)	$2,666,345	$(1,892,891)
Cash and cash equivalents at beginning of the period	23,229,372	25,022,199	52,410,472
Cash and cash equivalents at end of the period	25,022,199	52,410,472	54,842,052

Operating Activities

Net cash provided by operating activities was $4,373,806 for the year ended June 30, 2022, as compared to $2,094,076 for the year ended June 30, 2021. For the year ended June 30, 2022, income tax expense in the amount of $1,883,689, interest expense in the amount of $257,767, depreciation and amortization in the amount of $152,203, amortization of right-of-use assets in the amount of $708,159, accretion of financing cost of Convertible Notes of $397,153, shares issued to directors and consultants of $630,500, fair value loss of ordinary shares issued related to the potential acquisition of Lianbao of $1,996,249, inventories in the amount of $235,071, long-term prepayments and other non-current assets in the amount of $1,546,527, and accounts payable and accrued expenses in the amount of $3,218,541, offset by net loss of $5,484,337, account receivables in the amount of $(85,321), prepayments, deposits and other current assets in the amount of $(19,980) and taxes payable in the amount of $(1,326,930), were the primary drivers of the cash provided by operating activities.

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

Investing Activities

Net cash used in investing activities was $7,400,320 for the year ended June 30, 2022. Net cash used in investing activities for the year ended June 30, 2022 consisted of cash paid for purchase of our new office property and vehicles in the amount of $4,607,297, cash paid for right-of-use-assets costs in the amount of $2,521,104, cash paid for acquisition of non-controlling interest in HAPPY in the amount of $466,888, long-term investment in Fuzhou Fumao in the amount of $941,073, offset by refunds from potential acquisitions in the amount of $1,136,042.

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

Financing Activities

Net cash used in financing activities was $7,350,985 for the year ended June 30, 2022 consisted of proceeds from issuance of Convertible Note in the amount of $8,445,000 and offset by payment of convertible note issuance cost in the amount of $1,094,015.

Net cash provided by financing activities was $21,661,293 for the year ended June 30, 2021 consisted of net proceeds from initial public offering in the amount of $21,661,293.

Net cash used in financing activities was $264,829 for the year ended June 30, 2020 consisted of repayment to shareholders in the amount of $264,829.

Capital Expenditures

We made capital expenditures of $1,038,987, $5,610,280 and $7,400,320 in the years ended June 30, 2020, 2021 and 2022, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment, including office equipment, electronic equipment and motor vehicles, and the right-of-use asset for Fuzhou Shoushan Waterfall Scenic Area. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

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

C. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Wenshan Xie	49	Chairman and Chief Executive Officer
Chunsheng Zhu	57	Chief Financial Officer and Director
Mingxiang He	46	Chief Marketing Officer and Director
Yang Chen	31	Chief Technology Officer
Yijing Ye	57	Independent Director
Ratansha B. Vakil	61	Independent Director
Jianhua Wang	50	Independent Director
Mark Willis	66	Independent Director

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

B. Compensation

Executive Compensation

For the fiscal year ended June 30, 2022, the aggregate cash compensation and benefits that we paid to our executive officers was approximately $372,762.

Director Compensation

For the fiscal year ended June 30, 2022, we granted 1,000,000 ordinary shares to each of our independent directors, Ms. Yijing Ye, Ratansha Vakil and Mark W. Willis. We did not pay other compensation to our directors. Other than as described above, none of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended June 30, 2022. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our non-employee directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Board Committees

The Board has established three standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee is comprised entirely of independent directors. From time to time, the Board may establish other committees. The Board has adopted a written charter for each of the Committees which are available on the corporate governance page of our website at www.ej111.com. Printed copies of these charters may be obtained, without charge, by contacting the Corporate Secretary, E-Home Household Service Holdings Limited, E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China

Each committee’s members and functions are described below.

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

D. Employees

As of June 30, 2022, we had a total of 526 employees. The following table shows the number of our employees by function.

Function	Number of Employees
Management	7
Finance	25
Product Development	20
Human Resource Administration	26
Sales Center-Director	2
Sales Center-Warehouse Logistics	10
Sales Center-Purchasing	8
Sales Center-Planning	15
Sales Center-Customer Service	69
Sales Center-Marketing	313
Sales Center-Senior Care Service	22
Sales Center-Housekeeping	9
Total	526

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

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of October 30, 2022 by:

●	Each of our directors (including our director nominees) and named executive officers;

●	All directors (including our director nominees) and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Ordinary Shares Beneficially Owned
	Number(1)	Percent of Class(2)
Directors and Executive Officers:
Wenshan Xie, Chairman and Chief Executive Officer(3)	646,275	10.66%
Chunsheng Zhu, Chief Financial Officer and Director	0	0
Mingxiang He, Chief Marketing Officer and Director	0	0
Yang Chen, Chief Technology Officer	0	0
Yijing Ye, Independent Director	*	*
Ratansha Vakil, Independent Director	*	*
Jianhua Wang, Independent Director	*	*
Mark Willis, Independent Director	*	*
All directors and executive officers as a group	647,575	10.68%

Other Principal Shareholders:
Streeterville Capital LLC(4)	539,758	8.90%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	A total of 6,063,517 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of October 30, 2022.

(3)	Includes (i) 414,401 ordinary shares held by Mr. Wenshan Xie and (ii) 231,874 ordinary shares held by E-home Group Limited. Mr. Xie is the director and sole shareholder of E-home Group Limited and has voting and investment power over the shares held by it.

(4)	Includes 539,758 ordinary shares held by Streeterville Capital LLC, a limited liability company incorporated in Utah, USA. Streeterville Capital LLC is wholly owned by Streeterville Management LLC, a limited liability company incorporated in Utah, USA. The beneficial owner of Streeterville Management LLC is John M. Fife, a U.S. citizen. The principle office of Streeterville Capital LLC and Streeterville Management LLC is 303 E Wacker Drive, Suite 1040, Chicago, IL 60601.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

As of June 30, 2022 and 2021, the Company had $327,985 and $30,925 payable balances from Mr. Wenshan Xie, one of its major shareholders, for purchase of goods and services.

During the year ended June 30, 2022, Mr. Xie made payment of $339,045 for purchase of goods and services for the Company and the Company repaid $29,514 to Mr. Xie. During the year ended June 30, 2021, Mr. Xie made payment of $63,975 for purchase of goods and services for the Company and the Company repaid $24,575 to Mr. Xie. During the year ended June 30, 2020, the Company paid $8,475 in advance to Mr. Xie for purchase of goods and services.

On June 22, 2022, the Company granted 1,000,000 ordinary shares to its directors as their compensations at a fair value of $322,500 (par value of $100 and additional paid-in capital of $322,400).

On June 21, 2021, the Company granted 6,000 ordinary shares to three of its independent directors (2,000 shares for each director) as their compensations at a fair value of $213,840 (par value of $1 and additional paid-in capital of $213,839).

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

As of the date of this annual report, our authorized share capital is 510,000,000 ordinary shares, with a par value of $0.002 each, among which 2,212,360 ordinary shares are issued and outstanding.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

The F-1 Registration Statement became effective on May 4, 2021. For the period from the effective date of the F-1 Registration Statement to June 30, 2022, the total expenses incurred for our company’s account in connection with our IPO was approximately $3.43 million, which included $1.76 million in underwriting discounts and commissions for the IPO and approximately $1.67 million in other costs and expenses. We received net proceeds of approximately $21.66 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from May 4, 2021, the date that the F-1 Registration Statement was declared effective by the SEC, to June 30, 2022, we used approximately $11.9 million of the net proceeds from our initial public offering for sales and marketing, general corporate purposes and working capital, including strategic investments and acquisitions.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in the F-1 Registration Statement.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of June 30, 2022 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were not effective, due to the material weaknesses in our internal control over financial reporting as described below.

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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of June 30, 2022, using criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation and as a result of the material weakness discussed below, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was not effective as of June 30, 2022 due to the following material weaknesses:

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

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Yijing Ye is an “audit committee financial expert” and that she is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as an exhibit to our Registration Statement on Form F-1, File no. 333-233468, filed on August 26, 2019, as amended. The Company will provide any person a copy of its code of ethics, without charge, upon request. Such request should be addressed to the Company at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended June 30,
	2022	2021
Audit Fees	$215,000	$224,400
Audit-related Fees	-	-
Tax Fees	-	-
TOTAL	$215,000	$224,400

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

Not Applicable.

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

We currently follow our home country practice that does not require us to seek shareholders’ approval for (i) an equity compensation arrangement, pursuant to which stock may be acquired by officers, directors, employees, or consultants in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval and (ii) entering into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares in lieu of the corporate governance practice requirement of Nasdaq Rule 5635(d) with respect to shareholder approval.

Our Cayman Islands counsel, Conyers Dill & Pearman, has provided a relevant letter to NASDAQ certifying that under Cayman Islands law, we are not required to seek shareholders’ approval in the above circumstance.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-3 filed on September 10, 2021)
4.1	Exclusive Business Cooperation Agreement, dated February 22, 2019, between E-Home Household Service Technology Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.2	Exclusive Option Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.3	Equity Interest Pledge Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.4	Voting Rights Proxy and Financial Supporting Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.5	Exclusive Business Cooperation Agreement, dated February 20, 2019, between E-Home Household Service Technology Co., Ltd. and Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.6	Exclusive Option Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.7	Equity Interest Pledge Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.8	Voting Rights Proxy and Financial Supporting Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.9	Form of Business Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed on August 26, 2019)

4.10	Form of Housekeeping Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.11	Form of Internet At-Home Senior Care Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.12	Rental Contract, dated December 31, 2019, between Zheng Hui and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.13	Housing Lease Contract, dated December 22, 2017, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.14	Supplemental Lease Contract, dated March 12, 2019, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.15	Lease Agreement for Jinjiang Qinghua Business Hotel and its Supplements (English Translation) (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.16	Financing Lease Agreement between Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and Fujian Yidao Car Rental Company Limited (English Translation) (English Translation) (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.17	Form of Labor Contract for Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.18	Form of Executive Employment Agreement between the registrant and the executive officers of the registrant (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1/A filed on March 31, 2021)
4.19	Form of Indemnification Agreement between the registrant and the directors and executive officers of the registrant (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.20	Form of Appliances Installation and Maintenance and Cleaning Services Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.21	Form of Lock-up Agreement for Officers and Directors (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1/A filed on March 31, 2021)
4.22	Form of Lock-up Agreement for 5% Shareholders (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1/A filed on March 31, 2021)
8.1*	List of the registrant’s subsidiaries
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 filed on August 26, 2019)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
15.2*	Consent of TPS Thayer, LLC
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

Date: November 4, 2022

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of E-Home Household Service Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of E-Home Household Service Holdings Limited (the Company) as of June 30, 2022 and 2021, and the related consolidated statements of operations and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2022 and 2021, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

TPS Thayer, LLC

We have served as the Company’s auditor since 2020

Sugar Land, Texas

November 4, 2022

E-Home Household Service Holdings Limited

Consolidated Balance Sheets

As of June 30, 2022 and 2021

(In U.S. Dollars, except for Share Data)

	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$54,842,052	$52,410,472
Accounts receivable	877,931	826,683
Inventories	11,058	246,778
Prepayments, deposits and other current assets	11,265,410	12,282,665
Total current assets	66,996,451	65,766,598
Non-current assets
Property and equipment, net	4,595,104	303,488
Intangible assets, net	23,963	36,031
Long-term investment	894,001	-
Operating lease – right-of-use assets, net	6,050,465	4,262,736
Finance lease – right-of-use assets, net	1,117,502	1,346,728
Long-term prepayments and other non-current assets	372,501	1,934,955
Deferred income tax assets	442,322	704,262
Total non-current assets	13,495,858	8,588,200
TOTAL ASSETS	$80,492,309	$74,354,798

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$4,598,076	$4,357,553
Advance from customers	2,251,072	2,993,656
Taxes payable	505,674	2,220
Current maturities of operating lease liabilities	778,742	87,103
Current maturities of finance lease liabilities	59,736	59,098
Total current liabilities	8,193,300	7,499,630
Long-term portion of operating lease liabilities	1,473,093	2,147,252
Long-term portion of finance lease liabilities	366,359	442,670
Convertible notes	5,929,673	-
TOTAL LIABILITIES	15,962,425	10,089,552

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.002 par value, 500,000,000 shares authorized; 2,212,360 and 1,679,078 shares issued and outstanding as of June 30, 2022 and 2021, respectively	4,425	3,359
Additional paid-in capital	33,452,332	25,542,531
Statutory reserve	664,100	664,100
Retained earnings	31,374,073	36,804,282
Accumulated other comprehensive (loss) income	(945,093)	1,298,015
Total equity attributable to E-Home shareholders	64,549,837	64,312,287
Non-controlling interest	(19,953)	(47,041)
TOTAL SHAREHOLDERS’ EQUITY	64,529,884	64,265,246
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$80,492,309	$74,354,798

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Operations and Other Comprehensive Income

For the Years Ended June 30, 2022, 2021 and 2020

(In U.S. Dollars, except for Share Data)

	2022	2021	2020
Revenues
Installation and maintenance	$40,017,962	$51,546,235	$32,220,898
Housekeeping	16,340,910	16,792,722	11,704,899
Senior care services	7,392,221	6,038,814	2,060,833
Sublease	-	147,663	214,319
Total revenues	63,751,093	74,525,434	46,200,949
Cost of revenues
Installation and maintenance	26,791,434	32,209,179	19,484,927
Housekeeping	13,411,221	13,435,869	8,901,973
Senior care services	4,191,920	2,666,350	1,714,172
Total cost of revenues	44,394,575	48,311,398	30,101,072
Gross profit	19,356,518	26,214,036	16,099,877
Operating expenses
Sales and marketing expenses	11,989,919	10,279,274	7,514,211
General and administrative expenses	8,219,584	6,869,419	1,114,984
Total operating expenses	20,209,503	17,148,693	8,629,195
Income (Loss) from operations	(852,985)	9,065,343	7,470,682
Other income (expense)
Interest income	182,558	110,889	103,388
Interest expense	(257,766)	(25,509)	(26,447)
Accretion of financing cost	(397,153)	-	-
Fair value loss – Financial instruments	(1,996,249)	-	-
Government subsidy	7,733	908,051	-
Foreign currency exchange income (loss)	(22,271)	13,749	(1,040)
Total other income (loss)	(2,483,148)	1,007,180	75,901
Income (Loss) before income taxes	(3,336,133)	10,072,523	7,546,583
Income tax expense	(2,094,076)	(3,672,624)	(1,898,575)
Net (loss) income	$(5,430,209)	$6,399,899	$5,648,008
Net (loss) income attributable to shareholders	(5,430,209)	6,408,932	5,649,451
Net (loss) attributable to non-controlling interests	-	(9,033)	(1,443)
Net (loss) income	$(5,430,209)	$6,399,899	$5,648,008
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax	(2,243,108)	3,261,889	(837,040)
Total comprehensive (loss) income	$(7,673,317)	$9,661,788	$4,810,968

Net (loss) income per ordinary share - basic and diluted	$(2.95)	$4.47	$3.44
Weighted average number of ordinary shares outstanding—basic and diluted	1,838,398	1,432,532	1,400,000

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended June 30, 2022, 2021 and 2020

(In U.S. Dollars, except for Share Data)

	Number of Shares	Par value	Additional paid-in capital	Statutory reserve	Retained Earnings	Accumulated other comprehensive loss	Equity attributable to the Company’s shareholders	Non-controlling interest	Total equity
Balance at June 30, 2019	1,400,000	$2,800	$3,932,786	$664,100	$24,745,899	$(1,130,348)	$28,215,237	$(50,277)	$28,164,960
Profit (loss) for the year	-	-	-	-	5,649,451	-	5,649,451	(1,443)	5,648,008
Foreign currency translation adjustment	-	-	-	-	-	(837,040)	(837,040)	-	(837,040)
Repayment to shareholders	-	-	(264,829)	-	-	-	(264,829)	-	(264,829)
Divestment of YLS	-	-	-	-	-	-	-	17,226	17,226
Balance at June 30, 2020	1,400,000	$2,800	$3,667,957	$664,100	$30,395,350	$(1,967,388)	$32,762,819	$(34,494)	$32,728,325
Net Proceeds from the initial public offering	278,778	558	21,660,735	-	-	-	21,661,293	-	21,661,293
Shares issued to directors	300	1	213,839	-	-	-	213,840	-	213,840
Profit (loss) for the year	-	-	-	-	6,408,932	-	6,408,932	(9,033)	6,399,899
Foreign currency translation adjustment	-	-	-	-	-	3,265,403	3,265,403	(3,514)	3,261,889
Balance at June 30, 2021	1,679,078	$3,359	$25,542,531	$664,100	$36,804,282	$1,298,015	$64,312,287	$(47,041)	$64,265,246
Loss for the year	-	-	-	-	(5,430,209)	-	(5,430,209)	-	(5,430,209)
Foreign currency translation adjustment	-	-	-	-	-	(2,243,108)	(2,243,108)	-	(2,243,108)
Acquisition of former non-controlling interest in HAPPY	-	-	(481,446)	-	-	-	(481,446)	14,558	(466,888)
Disposal of 47% ownership in Fuzhou Fumao	-	-	-	-	-	-	-	12,530	12,530
Potential acquisition of 60% ownership in Youyou	135,141	270	1,999,821	-	-	-	2,000,091	-	2,000,091
Potential acquisition of 40% ownership in Lianbao	291,168	582	3,742,676	-	-	-	3,743,258	-	3,743,258
Shares issued to directors and consultants	70,000	140	630,360	-	-	-	630,500	-	630,500
Issuance of the convertible notes – equity portion	-	-	1,472,987	-	-	-	1,472,987	-	1,472,987
Issuance of the warrants	-	-	345,477	-	-	-	345,477	-	345,477
Issuance of shares for convertible note interest settlement	36,973	74	199,926	-	-	-	200,000	-	200,000
Balance at June 30, 2022	2,212,360	$4,425	$33,452,332	$664,100	$31,374,073	$(945,093)	$64,549,837	$(19,953)	$64,529,884

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2022, 2021 and 2020

(In U.S. Dollars)

	2022	2021	2020
Cash generated from operating activities
Net (loss) income	$(5,430,209)	$6,399,899	$5,648,008
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Income tax expense	2,094,076	3,672,624	1,898,575
Interest expense	257,767	25,509	26,447
Depreciation and amortization	152,203	27,084	26,379
Amortization of right-of-use assets	708,159	584,813	689,889
Loss on disposal of right-of-use assets	-	489,178	-
Shares issued to directors and consultants	630,500	213,840	-
Convertible note - Accretion of financing cost	397,153	-	-
Fair value loss – Financial instruments	1,996,249	-	-
Changes in operating assets and liabilities
Accounts receivables, net	(85,321)	1,093,322	(709,185)
Inventories	235,071	(235,086)	-
Prepayments, deposits and other current assets	(19,980)	(4,968,939)	(772,764)
Long-term prepayments and other non-current assets	1,546,527	2,875,495	116,555
Accounts payable and accrued expenses	3,218,541	2,482,455	174,233
Taxes payable	(1,326,931)	(3,989,279)	(3,281,651)
Cash provided by operating activities	4,373,806	8,670,915	3,816,486
Investing Activities
Purchases of property and equipment	(4,607,297)	(261,843)	(1,600)
Purchase of intangible assets	-	-	(42,678)
Right-of-use-asset costs	(2,521,104)	(132,336)	(283,401)
Long-term investment	(941,073)	-	-
Lease principal refund	-	80,531	-
Deposits for acquisition of land and properties	-	(1,816,102)	(711,308)
Cash paid to former non-controlling shareholders of HAPPY	(466,888)	-	-
Refunds (Deposits) made for potential acquisitions	1,136,042	(3,400,000)	-
Cash used in provided by investing activities	(7,400,320)	(5,610,280)	(1,038,987)
Financing Activities
Net proceeds from initial public offering	-	21,661,293	-
Distributions to shareholders	-	-	(264,829)
Proceeds from convertible notes	8,445,000	-	-
Payment of convertible notes issuance cost	(1,094,015)	-	-
Cash provided by (used in) financing activities	7,350,985	21,661,293	(264,829)
Net increase in cash and cash equivalents	4,324,471	24,721,927	2,512,670
Effects of currency translation	(1,892,891)	2,666,345	(719,843)
Cash and cash equivalents at beginning of year	52,410,472	25,022,199	23,229,372
Cash and cash equivalents at end of year	$54,842,052	$52,410,472	$25,022,199

SUPPLEMENTAL DISCLOSURES
Income taxes paid	$1,021,060	$4,271,139	$3,277,419
Interest paid	$23,250	$25,509	$26,447

Non-cash transactions
Issuance of shares for potential acquisition of 60% equity in Youyou	$2,000,091	$-	$-
Issuance of shares for potential acquisition of 40% equity in Lianbao	$3,743,258	$-	$-
Issuance of shares to directors and consultants	$630,500	$213,840	$-
Issuance of shares for convertible note interest settlement	$200,000	$-	$-
Issuance of the warrants	$345,477	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

E-Home Household Service Holdings Limited (the “Company”) was incorporated as a limited company under the law of Cayman Islands on September 24, 2018. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as “the Company”. The Company is principally engaged in the operation of household services, e.g. installation and maintenance of home appliances, housekeeping and senior care in the People’s Republic of China (the “PRC”) through on-line APP platform or call center. As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

Reorganization

In preparation of its initial public offering in the United States (“IPO”), the following transactions were undertaken to reorganize the legal structure of the Company. The reorganization involved (i) the incorporation of the Company in the Cayman Islands as a holding company; (ii) the establishment of E-Home Household Service Holdings Limited (“E-Home Hong Kong”) as a wholly-owned subsidiary in Hong Kong, PRC; (iii) the establishment of E-Home Household Service Technology Co., Ltd. (“WOFE”), as a wholly-owned subsidiary of E-Home Hong Kong in Fujian, PRC; (iv) the entry by WFOE into contractual arrangements with Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (“E-Home Pingtan”) and Fuzhou Bangchang Technology Co. Ltd. (“Fuzhou Bangchang”) and their shareholders. The Company, E-Home Hong Kong and WFOE are all holding companies and had not commenced operation until this reorganization was complete. A reorganization of the Company’s legal structure was completed in February 2019.

As all the entities involved in the process of the Reorganization are under common control before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

Dissolution of the Company’s variable interest entity structure

On October 18, 2021, E-Home WFOE entered into an equity transfer agreement with each of E-Home Pingtan and Fuzhou Bangchang and their respective shareholders, pursuant to which E-Home WFOE exercised the options to acquire all of the equity interests in each of E-Home Pingtan and Fuzhou Bangchang from their respective shareholders. Upon the registration of the equity transfers with the local governmental authorities as of October 27, 2021, the equity transfers were closed, the company’s VIE structure was dissolved and each of E-Home Pingtan and Fuzhou Bangchang became a wholly owned indirect subsidiary of the Company.

Equity transfer agreements

Acquisition of non-controlling interest in HAPPY

On August 10, 2021, the Company’s PRC subsidiary, E-Home Pingtan entered into an equity transfer agreement to acquire the remaining 33% equity interests of Fujian Happiness Yijia Family Service Co., Ltd. (“HAPPY”) in consideration of $466,888 (RMB 3,000,000), with $54,462 (RMB 350,000) paid in August 2021 and $412,427 (RMB 2,650,000) paid in March 2022. The transaction to acquire the remaining 33% equity interests of HAPPY was closed in August 2021 and after the acquisition, E-Home Pingtan owns 100% of the equity interest of HAPPY.

In USD

Purchase consideration	466,888

Noncontrolling interests	(14,558)
Additional paid-in capital	481,446
466,888

Reverse stock split

On October 3, 2022, the Company's board of directors approved to effect a one-for-twenty reverse stock split of its ordinary shares (the “Reverse Stock Split”) with the market effective on October 4, 2022, such that the number of the Company's authorized preferred and ordinary shares remain unchanged, and the par value of each ordinary share is increased from US$0.0001 to US$0.002. As a result of the Reverse Stock Split, each twenty pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of October 3, 2022 (immediately prior to the effective date), there were 109,042,123 ordinary shares outstanding, and the number of ordinary shares outstanding after the Reverse Stock Split was 5,453,106 shares, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Stock Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 20 and multiplying the exercise price thereof by 20, as a result of the Reverse Stock Split.

The number of ordinary shares outstanding as of June 30, 2022 and 2021 and for the years ended June 30, 2022, 2021 and 2020 were retrospectively adjusted for effect of reverse stock split on October 4, 2022.

The Company’s major consolidated subsidiaries as of June 30, 2022 are as follows:

Name	Date of Incorporation	Place of Organization	% of Ownership
E-Home Household Service Holdings Limited	October 16, 2018	Hong Kong	100%
E-Home Household Service Technology Co., Ltd.	December 5, 2018	PRC	100%
Pingtan Comprehensive Experimental Area E Home Service Co., Ltd.	April 1, 2014	PRC	100%
Fuzhou Bangchang Technology Co. Ltd.	March 15, 2007	PRC	100%
Fuzhou Yongheng Xin Electric Co., Ltd. (“YHX”)	October 12, 2004	PRC	100%
Fujian Happiness Yijia Family Service Co., Ltd.	January 19, 2015	PRC	100%
Yaxing Human Resource Management (Pingtan)Co., Ltd.	July 6, 2018	PRC	51%
Fuzhou Gulou Jiajiale Family Service Co. Ltd.	February 28, 2019	PRC	100%
Yaxin Human Resource Management (Fuzhou) Co., Ltd.	September 10, 2021	PRC	100%

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of E-Home Household Service Holdings Limited and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the recoverability of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and warrant valuation. Actual results could differ from those estimates.

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

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2022 and 2021, the Company determined that all accounts receivable were collectible and thus the allowance for doubtful accounts were $0 and $0.

Inventories

Inventories primarily include purchased accessories, appliances and E-watches for senior care services. Cost of inventories is based on purchase costs. Inventories are stated at the lower of cost or net realizable value. Net realizable value represents the anticipated selling price, net of distribution cost and other costs related to selling the inventories. For the years ended June 30, 2022, 2021, and 2020, the Company recorded no impairment provision of inventories for lower of cost or net realizable value, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation is provided on the straight-line method based on the estimated useful lives of the assets as follows:

Useful Lives
Buildings	20 Years
Office Equipment	5 Years
Electronic Equipment	5 Years
Motor Vehicles	10 Years

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

Intangible assets, net

Intangible assets consist of acquired software and senior care service application developed by the Company. The Company has purchased software from third parties used for operation management and developed an application for its senior care service. Software is initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of five to ten years.

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

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842 effective as of the beginning of the first period presented by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had a material impact on the Company’s financial position, with no material impact on the results of operations and cash flows (see Note 9 and Note 10).

Convertible note- cash conversion feature

ASC 470, Debt, requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion to be separately accounted for in a manner that reflects the issuer’s nonconvertible debt borrowing rate. ASC 470-20 requires that the initial proceeds from the sale of these notes be allocated between a liability component and an equity component in a manner that reflects interest expense at the interest rate of similar nonconvertible debt that could have been issued by the Company at such time. We measured the estimated fair value of the debt component of our convertible notes as of the issuance date based on our nonconvertible debt borrowing rate. The equity components of the convertible senior notes have been reflected within additional paid-in capital in our audited consolidated balance sheet, and the resulting debt discount is amortized over the period during which the convertible notes are expected to be outstanding (through the maturity date) as additional non-cash interest expense.

Freestanding instruments-warrants

Per ASC 470-20-30-2, when detachable warrants (detachable call options) are issued in conjunction with a debt instrument as consideration in purchase transactions, the amounts attributable to each class of instrument issued shall be determined separately, based on values at the time of issuance.

(1) The first step in determining the proper accounting for warrants is to determine whether the equity-linked component is free standing financial instrument of embedded in a host instrument. According to the warrant agreement, the debt and warrant agreements were both entered into by the parties on December 20, 2021 and May 13,2022 warrants were issued as part of the subscription agreement with the note holders. The holder can transfer the warrant to any person or entity in accordance with the warrant agreement as long as there is a registration statement effective. The warrants can be exercised any time after issuance dates and prior to the expiration date. The debt can remain outstanding even after the warrants are exercised. Based on the above facts, the warrants should be considered as a freestanding instrument.

(2) The next step is to determine whether the free-standing instrument is within the scope of ASC 480. The warrants are not within the scope of ASC 480 because the warrant is not considered a mandatorily redeemable financial instrument. The Company has no obligation to redeem the shares or settle the obligation by transferring assets.

(3) The last step is to determine if the freestanding instrument should be accounted for as an equity instrument or liability within the guidance of ASC 815-40. The Company determines the value of the warrants using the Black- Scholes Option Pricing Model (“Black-Scholes”) using the stock price on the date of issuance, the risk-free interest rate associated with the life of the debt, and the volatility of the stock.

Based on the above analysis, the Company concluded that the warrant shall be classified as equity and is recorded at fair value. Subsequent re-measurement is not required.

Convertible debt – derivative treatment

When the Company issues debt with a conversion feature, we must first assess whether the conversion feature meets the requirements to be treated as a derivative, as follows: a) one or more underlying, typically the price of our common stock; b) one or more notional amounts or payment provisions or both, generally the number of shares upon conversion; c) no initial net investment, which typically excludes the amount borrowed; and d) net settlement provisions, which in the case of convertible debt generally means the stock received upon conversion can be readily sold for cash. An embedded equity-linked component that meets the definition of a derivative does not have to be separated from the host instrument if the component qualifies for the scope exception for certain contracts involving an issuer’s own equity. The scope exception applies if the contract is both a) indexed to its own stock; and b) classified in shareholders’ equity in its statement of financial position.

If the conversion feature within convertible debt meets the requirements to be treated as a derivative, we estimate the fair value of the convertible debt derivative upon the date of issuance. If the fair value of the convertible debt derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the convertible debt derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The convertible debt derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the statement of operations. The debt discount is amortized through interest expense over the life of the debt. The Company did not identify any derivative in their convertible notes issued during the reporting period.

Convertible debt – beneficial conversion feature

If the conversion feature is not treated as a derivative, the Company assesses whether it is a beneficial conversion feature (“BCF”). A BCF exists if the conversion price of the convertible debt instrument is less than the stock price on the commitment date. This typically occurs when the conversion price is less than the fair value of the stock on the date the instrument was issued. The value of a BCF is equal to the intrinsic value of the feature, the difference between the conversion price and the common stock into which it is convertible and is recorded as additional paid in capital and as a debt discount in the consolidated balance sheets. The Company amortizes the balance over the life of the underlying debt as amortization of debt discount expense in the consolidated statements of operations. If the debt is retired early, the associated debt discount is then recognized immediately as amortization of debt discount expense in the consolidated statements of operations. The Company did not identify any BCF in their convertible notes issued during the reporting period.

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, and accounts payable to approximate the fair value of the respective assets and liabilities as of June 30, 2021 and 2020 owing to their short-term or immediate nature.

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

The Company generates revenues primarily from installation & maintenance services, housekeeping services, senior care services, sales of household appliance accessories and sales of E-watches. The Company sells its goods and services through a third-party service provider WeChat platform. The Company’s revenues are subject to value added tax (“VAT”). To record VAT payable, the Company uses the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Installation& maintenance

Installation and maintenance services mainly consisting of the following services: technical home installation and repair, maintenance and other after sale services. Revenues from installation and maintenance services are recognized at a point in time once the service is transferred to the customer. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. The Company allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). The Company acts as principal and has contracts with third-party service providers (i.e., service outlets) who acts as agents. The Company is responsible for market development and providing the customer information to the service provider, directing the outlet to provide services and coordination with the customer, while the service provider provides the door-to-door service. The price of services is set by the Company and the service provider is only responsible for collection of payments. When the Company’s end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, the Company is still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, the Company will communicate directly with the end customer. The service provider is not obligated to pay the Company. To minimize our risk, the service provider will remit payment of any outstanding receivables each month.

Housekeeping services

Housekeeping services refer to services including housecleaning and personnel staffing. Revenues from housekeeping are recognized at a point in time upon completion of services to the customer based on the relative selling price method.

Senior care services

Senior care services refer to services including BP, heart rate test, daily steps count, location, and track record, call for help by Wechat or phone, and other care services rendered to senior customers through an E-watch, which is given to the customers when they pay the annual fees. The customers sign a contract for the services with the Company. The contract term is normally one year. The revenues from senior care services are allocated into the revenue from the E-watch sold and the revenue of the services provided. Revenues from the E-watch sold are recognized at a point in time once customers receive the E-watch and the revenues from the services provided are recognized over the service period.

Disaggregation of revenue from contracts with customers

During the process of performing the installation and maintenance services, the Company also sells household appliance accessories such as air conditioner parts to its customers according to the customers’ needs. The Company did not sell these household appliance accessories separately. Consequently, the Company regards sales of household appliance accessories as a component of its installation and maintenance segment, but separates revenue generated from sale of household appliance accessories as a disaggregated revenue stream. The senior care services consist of the sale of E-watch and the care services. The E-watch cannot be sold to the customers solely without the care services, and the care services should be rendered by the E-watch. Consequently, the Company regards these operating activities as operating in one material segment, being the revenue of senior care services.

Based on the above discussion, the Company disaggregated sales of household appliance accessories from installation and maintenance revenue and senior care services revenue into the sales of the E-watch and the care service. Sales of household appliance accessories and E-watches are recognized in revenue at a point in time while revenue from care service is recognized over a period of time.

Sublease

The Company subleases its operating leased right-of-use asset. For the years ended June 30, 2022, 2021 and 2020, the sublease income of operating lease right-of-use asset were $0, $147,663 and $214,319, respectively.

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

For the years ended June 30, 2022, 2021 and 2020, the Company received government subsidies of $7,733, $908,051 and $0, respectively. The grants were recorded as other income in the consolidated financial statements.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no potentially dilutive ordinary shares during the fiscal years ended June 30, 2022, 2021 and 2020.

Comprehensive income/(loss)

ASC Topic 220 establishes standards for reporting comprehensive income and its components. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events from non-owner sources. During the fiscal years ended June 30, 2022, 2021 and 2020, foreign currency translation gain (loss) adjustments of $(2,265,859), $3,261,889 and $(837,040), respectively, were recognized as a component of accumulated other comprehensive income (loss), respectively.

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

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of U.S. Dollar reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	June 30, 2022	June 30, 2021	June 30, 2020
Year-end spot rate	US$1= 6.7114 RMB	US$1= 6.4601 RMB	US$1= 7.0795 RMB
Average rate	US$1= 6.4661 RMB	US$1= 6.6076 RMB	US$1= 7.0293 RMB

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

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. There are no known commitments or contingencies as of June 30, 2022 and 2021.

Concentration of risks

Exchange rate risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from exchange rate fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of June 30, 2022 and 2021, the RMB denominated cash and cash equivalents amounted to $53,946,205 and $52,410,472, respectively.

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

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning July 1, 2022. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of June 30, 2022 and 2021:

	2022	2021
Accounts receivable, gross	$877,931	$826,683
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$877,931	$826,683

The Company recorded no allowance for doubtful accounts as of June 30, 2022 and 2021. The Company gives its customers credit periods from 30 days to 90 days and continually assesses the recoverability of uncollected accounts receivable. As of June 30, 2022 and 2021, the balances of the Company’s accounts receivable were all due within the credit periods. Management believes the balances of accounts receivable will be collected in full.

NOTE 4 – INVENTORIES

Inventories as of June 30, 2022 and 2021 consisted of the following:

	2022	2021

E-watches	$11,058	$246,778
Total inventories, net	$11,058	$246,778

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER CURRENT ASSETS

Prepayments, deposits and other current assets as of June 30, 2022 and 2021 consisted of the following:

	2022	2021
Deposits for potential acquisitions*	$6,011,058	$3,400,000
Prepaid for marketing fee**	1,865,219	2,333,358
Performance deposits***	2,086,003	2,167,149
Prepaid consulting services fee	545,732	2,110,000
Prepaid office deposit****	14,006	1,931,107
Other current assets	743,392	-
Prepaid income tax expenses	-	315,015
Prepaid office rental fee	-	26,006
Total prepayments, deposits and other current assets	$11,265,410	$12,282,665

*

On April 30, 2021, the Company entered into two agreements with Premium Bright Corporate Advisory Limited (“Premium”) in which Premium will find target companies for the Company to acquire in order to expand its business into financial lending services. The Company prepaid a retainer of $1,800,000 to Premium, who is still actively searching for target companies as of June 30, 2022.

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 60% equity interests in YouYou Cleaning Co., Ltd. (“Youyou”) in consideration of (i) RMB4 million (approximately $0.60 million) in cash and (ii) 2,702,826 ordinary shares of the Company at a fair value of $2,000,091 (par value of $270 and additional paid-in capital of $1,999,821). The Company paid the consideration on February 3, 2022 however, the legal formalities to transfer the control to the Company were not completed as of June 30, 2022 and recorded paid consideration of $2,464,049 as deposits paid for potential acquisition.

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 40% equity interests in Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd. (“Lianbao”) in consideration for 5,823,363 ordinary shares issued on March 2, 2022 of the Company at a fair value of $3,743,258 (par value of $582 and additional paid-in capital of $3,742,676). In June 2022, the Company reached an agreement with Lianbao and its controlling shareholders to terminate the acquisition since the financial position of Lianbao had changed after the equity transfer agreement being signed. In accordance with the termination agreement all related issued shares will be returned by December 31, 2022. Accordingly, the Company has recorded the $1,747,009 as other receivables based on the fair value of the shares as of June 30, 2022 to be received. For the year ended June 30, 2022, the Company recorded fair value adjustment of $1,996,249.

On May 28, 2021, the Company entered into an agreement with Yuwin Group Limited (“Yuwin”) in which Yuwin will provide advisory service to acquire 55% ownership of Fujian Ruiquan Care Services Co., Ltd. The Company prepaid deposit for the acquisitions of $1,000,000 to Yuwin in June 2021. The acquisition was terminated and Yuwin returned the deposit to the Company in July 2021.

On June 1, 2021, the Company entered into an equity transfer agreement with the shareholder of South Pacific Holding Group Limited (“South Pacific”) in which the Company will acquire 30% ownership of South Pacific. The Company prepaid deposit for the acquisitions of $600,000 to South Pacific in June 2021. In July 2021, the acquisition was terminated and South Pacific returned the deposit to the Company in April 2022.

**	The Company entered into several agreements with its suppliers for designing, marketing, and branding services. Prepaid marketing fees are amortized during the contract periods which range from 1 year to 3 years.

***	In January 2020, E-Home Pingtan entered into three agreements with three new outlets for business cooperation purposes. These refundable performance deposits were mainly paid for the business introduction services in which the outlets promised to refer business and customers to E-Home Pingtan within three years. The outlets agreed to return the deposits to E-Home Pingtan in case of termination of the agreements. The Company terminated the agreement with one outlet and received refund of performance deposit from the outlet of $756,704 in April 2021.

****	On June 20, 2021, E-Home Pingtan entered into an agreement with an unaffiliated individual to purchase an office for $4,416,120 (RMB 30,000,000). The Company prepaid $1,931,107 (RMB 12,000,000) to the individual in June 2021. The office was transferred to the Company in February 2022 and currently under renovation for daily operation use of the Company.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of June 30, 2022 and 2021:

	2022	2021
Buildings	$4,416,120	$-
Office equipment	10,266	10,665
Electronic equipment	75,466	74,845
Motor vehicles	323,490	315,964
Total property and equipment, at cost	4,825,342	401,474
Less: accumulated depreciation	(230,238)	(97,986)
Property and equipment, net	$4,595,104	$303,488

As of June 30, 2022 and 2021, there were not any pledged property or equipment. The Company recorded depreciation expense of $141,077, $16,196 and $16,856 during the years ended June 30, 2022, 2021 and 2020, respectively. For the years ended June 30, 2022, 2021 and 2020, the Company recorded no impairment losses for property and equipment.

For the years ended June 30, 2022 and 2021, the Company purchased new property and equipment of $4,607,297 and $261,843, respectively. For the years ended June 30, 2022 and 2021, the Company recorded no disposal of property and equipment.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of June 30, 2022 and 2021:

	2022	2021
Software	$17,793	$18,485
Senior care service App	44,700	46,439
Less: accumulated amortization	(38,530)	(28,893)
Intangible assets, net	$23,963	$36,031

As of June 30, 2022 and 2021, there were no any pledged intangible assets to secure bank loans. The Company recorded amortization expense of $11,126, $10,888 and $9,523 during the years ended June 30, 2022, 2021 and 2020, respectively. For the years ended June 30, 2022, 2021 and 2020, the Company recorded no impairment losses for intangible assets. For the years ended June 30, 2022, 2021 and 2020, the Company recorded no disposal of intangible assets.

Estimated future amortization expense is as follows as of June 30, 2022:

Years ending June 30,	Amortization expense

2023	$11,126
2024	11,126
2025	1,711
2026	-
2027	-
Thereafter	-
$23,963

NOTE 8 – LONG-TERM INVESTMENT

The Company initiated the divestment process during July 2021 and on September 15, 2021 formally reduced its ownership in Fuzhou Fumao from 67% to 20% by completing the registration process with local governmental authorities. As part of the divesture process, the Company made an investment in Fuzhou Fumao of RMB 6,000,000 to retain an equity percentage of 20%. As of September 15, 2021, Fuzhou Fumao had nominal operations and the Company had no significant influence, as the Company does not participate in Fuzhou Fumao’s management or daily operations. As of June 30, 2022, the Company carried the investment at its cost in the amount of $894,001. Fuzhou Fumao’s new management is principally engaged in the operation of senior care services and is cooperating with several local senior care centers and local government authorities to manage senior care centers and provide senior care related services to enhance operations.

NOTE 9 – OPERATING LEASE RIGHT-OF-USE ASSETS, NET

Operating lease right -of-use assets, net were as follows as of June 30, 2022 and 2021:

	2021	Increase/ (Decrease)	Exchange Rate Translation	2022
Shou Hill Valley Area	$2,321,945	$-	$(86,942)	$2,235,003
Villas	2,291,798	-	(85,814)	2,205,984
Base Station Tower	270,484	-	(10,128)	260,356
Farmland*	-	2,319,791	(84,788)	2,235,003
Office	-	167,397	(6,118)	161,279
Total right-of-use assets, at cost	4,884,227	2,487,188	(273,790)	7,097,625
Less: accumulated amortization	(621,491)	(522,575)	96,906	(1,047,160)
Right-of-use assets, net	$4,262,736	$1,964,613	(176,884)	$6,050,465

*	On July 7, 2021, E-Home Pingtan entered into an agreement with an unaffiliated company and individual to obtain the right of use for farmland of 74 acers for $2,319,791 (RMB 15,000,000). The Company paid the installment of $2,319,791 (RMB 15,000,000) to the individual as of June 30, 2022.

The Company recognized lease expense for the operating lease right-of-use assets Shou Hill Valley Area and Villas over the lease periods which are 20 years. The Company recognized lease expense for the operating lease right-of-use asset Base Station Tower over the lease period which is 10 years. The Company recognized lease expense for the operating lease right-of-use asset Farmland over the lease period which is 12.5 years. The Company recognized lease expense for the operating lease right-of-use asset Office over the lease period which is 3 years.

NOTE 10 – FINANCE LEASE RIGHT-OF-USE ASSETS, NET

Finance lease right -of-use assets, net were as follows as of June 30, 2022 and 2021:

	2021	Increase/ (Decrease)	Exchange Rate Translation	2022
Company vehicles	$1,857,556	$-	$(69,553)	$1,788,003
Total right-of-use assets, at cost	1,857,556	-	(69,553)	1,788,003
Less: accumulated amortization	(510,828)	(185,583)	25,910	(670,501)
Right-of-use assets, net	$1,346,728	$(185,583)	$(43,643)	$1,117,502

The finance lease right-of-use asset is amortized over a 10-year period. The amortization period is 10 years and the discount rate used is 4.9%.

NOTE 11 – LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets as of June 30, 2022 and 2021 consisted of the following:

	2022	2021
Deposits paid for lease assets	$372,501	$386,991
Deposits paid for land*	-	1,547,964
Total	$372,501	$1,934,955

*	In 2019, E-Home Pingtan entered into an agreement with an unaffiliated company to purchase the right of use for land of 126 acers for RMB 80,000,000. The Company prepaid $1,547,964 (RMB 10,000,000) to the individual as of June 30, 2021. The agreement was terminated in 2022 and E-Home Pingtan received the deposit from the unaffiliated company.

NOTE 12 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following is a summary of accounts payable and accrued expenses as of June 30, 2022 and 2021:

	2022	2021
Payable to suppliers	$3,486,600	$3,657,700
Salary and welfare payables	412,444	614,355
Accrued expenses and other current liabilities	699,032	85,498
Total	4,598,076	4,357,553

NOTE 13 – ADVANCE FROM CUSTOMERS

Advance from customers as of June 30, 2022 and 2021 consisted of the following:

	2022	2021
Senior care services	$481,783	$2,817,048
Housekeeping services	1,769,289	176,608
Total	$2,251,072	$2,993,656

E-Home received annual fees from senior care services customers and recognized revenues over the contract period. The amounts advanced from customers from senior care services were $1,769,289 and $2,817,048 as of June 30, 2022 and 2021, respectively, which will be recognized as senior care services revenue within 12 months. E-Home received advance from housekeeping services customers and recognized revenues when services are provided. The amounts advanced from customers from housekeeping services were $481,783 and $176,608 as of June 30, 2022 and 2021, respectively, which will be recognized as housekeeping services revenue within 12 months.

NOTE 14 – OPERATING LEASE LIABILITIES

Operating lease liabilities as of June 30, 2022 and 2021 consisted of the following:

	2022	2021
Villas*	$1,956,260	$1,951,867
Base Station Tower**	188,069	282,488
Office***	107,506	-
Total operating lease liabilities	$2,251,835	$2,234,355

Analyzed for reporting purposes as:

	2022	2021
Long-term portion of operating lease liabilities	$1,473,093	$2,147,252
Current maturities of operating lease liabilities	778,742	87,103
Total	$2,251,835	$2,234,355

The operating lease liabilities is the net present value of the remaining lease payments as of June 30, 2022 and 2021.

The discount rates used for the Villas, Base Station Tower and Office were 4.1239%, 3.1365% and 2.4584%, respectively. The weighted average discount rate used for operating leases was 4.06%. The weighted average remaining lease terms for operating leases was 16.00 years. The incremental borrowing rate for the Company ranged from 3.7% to 4.8%.

The Company recorded no operating lease liability for the operating lease of Shou Hill Valley Area as of June 30, 2022 and 2021, respectively, since the Company prepaid the total lease expense of $2,319,791 (RMB 15,000,000) in December 2017. The Company recorded no operating lease liability for the operating lease of Farmland as of June 30, 2022, since the Company paid the total lease expense of $2,321,945 (RMB 15,000,000) in October 2021.

For the years ended June 30, 2022 and 2021, the operating lease expense were $596,988 and $2,599,697, respectively, which included the short-term operating lease expense were $259,996 and $1,589,089, respectively.

*	The lease agreement of Villas was entered into on December 22, 2017, bears interest at about 4.1239% and will be matured on December 31, 2037. Lease payments for this agreement are to be made every five years. As of June 30, 2022, the Company has paid $696,584 for the first installment to the lessee.

**	The lease agreement of Base Station Tower was entered into on November 25, 2019, bears interest at about 3.1365% and will be matured on November 24, 2029. Lease payments for this agreement are to be made every year. As of June 30, 2022, the Company has paid $ 61,919 to the lessee.

***	The lease agreement of Office was entered into on January 1, 2022, bears interest at about 2.4584% and will be matured on December 31, 2024. Lease payments for this agreement are to be made every year. As of June 30, 2022, the Company has paid $55,070 for the first installment to the lessee.

Maturity analysis of operating lease liabilities as of June 30, 2022 is as follows:

Operating lease payment	Villas	Base station tower	Office	Total undiscounted cash flows
Discount rate at commencement	4.1239%	3.1365%	2.4584%
One year	$737,551	$29,800	$55,070	$822,421
Two years	-	29,800	55,070	84,870
Three years	-	29,800	-	29,800
Four years	-	29,800	-	29,800
Five years	-	29,800	-	29,800
Beyond five years	1,703,743	59,600	-	1,763,343
Total undiscounted cash flows	$2,441,294	$208,600	110,140	$2,760,034
Total financing lease liabilities	1,956,260	188,069	107,506	2,251,835
Difference between undiscounted cash flows and discounted cash flows	485,034	20,531	2,634	508,199

Maturity analysis of operating lease liabilities as of June 30, 2021 is as follows:

Operating lease payment	Villas	Base station tower	Total undiscounted cash flows
Discount rate at commencement	4.1239%	3.1365%
One year	$-	$61,918	$30,959
Two years	766,242	30,959	797,201
Three years	-	30,959	30,959
Four years	-	30,959	30,959
Five years	-	30,959	30,959
Beyond five years	1,770,020	123,836	1,862,897
Total undiscounted cash flows	$2,536,262	$309,590	$2,783,934
Total financing lease liabilities	1,951,867	282,488	2,234,355
Difference between undiscounted cash flows and discounted cash flows	584,395	27,102	549,579

NOTE 15 – FINANCE LEASE LIABILITIES

Financing lease liabilities as of June 30, 2022 and 2021 consisted of the following:

	2021	Increase/ (Decrease)	Payment	Exchange Rate Translation	2022
Company vehicles	$425,375	$-	$(82,292)	$(14,599)	$328,484
Add: Unrecognized finance expense	76,393	23,250	-	(2,032)	97,611
Total financing lease liabilities	$501,768	$23,250	$(82,292)	$(16,631)	$426,095

Analyzed for reporting purposes as:

	2022	2021
Long-term portion of finance lease liabilities	$366,359	$442,670
Current maturities of finance lease liabilities	59,736	59,098
Total	$426,095	$501,768

The lease agreement was entered into on September 11, 2017, bears interest at about 4.9% and will be matured on December 31, 2027. For the years ended June 30, 2022, 2021 and 2020, the amortization expense of financial lease right-of-use assets were $185,583, $181,610 and $170,714, respectively. For the years ended June 30, 2022, 2021 and 2020, the interest expense for financial lease were $26,068, $25,509 and $26,447, respectively.

Maturity analysis of financial lease liabilities as of June 30, 2022 is as follows:

Financial lease payments	Company vehicles
Discount rate at commencement	4.9%
One year	$79,285
Two years	79,285
Three years	79,285
Four years	79,285
Five years	79,285
Beyond five years	99,106
Total undiscounted cash flows	$495,531
Total financing lease liabilities	426,095
Difference between undiscounted cash flows and discounted cash flows	69,436

Maturity analysis of financial lease liabilities as of June 30, 2021 is as follows:

Financial lease payments	Company vehicles
Discount rate at commencement	4.9%
One year	$82,369
Two years	82,369
Three years	82,369
Four years	82,369
Five years	82,369
Beyond five years	185,330
Total undiscounted cash flows	$597,175
Total financing lease liabilities	501,768
Difference between undiscounted cash flows and discounted cash flows	95,407

NOTE 16 – CONVERTIBLE NOTES

On December 20, 2021, the Company entered into a Securities Purchase Agreement with an institutional investor pursuant to which the Company issued an unsecured convertible promissory note with a two-year maturity (the “Convertible Note 2021”) to Investor. The Convertible Note 2021 has the original principal amount of $5,275,000 including the original issue discount of $250,000 and Investor’s legal and other transaction costs of $25,000. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2021:

●	Interest accrues on the outstanding balance of the Convertible Note at 8% per annum from the Purchase Price Date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Convertible Note.

●	Upon the occurrence of a Trigger Event, Investor may increase the outstanding balance payable under the Convertible Note by 12% or 5%, depending on the nature of such event. If the Company files to cure the Trigger Event within the required five trading days, the Triger Event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law. The Company evaluated these trigger events and concluded to record no provision as of June 30, 2022.

●	Investor may convert all or any part of the outstanding balance of the Convertible Note, at any time after six months from the issue date, into ordinary shares of the Company at a price equal to 85% multiplied by the lowest daily VWAP (Volume-Weighted Average Price) during the ten trading days immediately preceding the applicable conversion, subject to certain adjustments, an issuance cap pursuant to NASDAQ Listing Rule 5635(d) and ownership limitations specified in the Convertible Note.

●	Joseph Stone Capital, LLC (“JSC”) acted as the exclusive placement agent in connection with the offering. The Company agreed to pay JSC a cash fee equal to 6.5% of the aggregate gross proceeds received by the Company in the offering as well as certain placement agent allowance and legal fees. In addition, the Company agreed to issue to JSC or its designee(s) warrants to purchase up to 157,934 ordinary shares of the Company (the “Warrants”). The Warrants have a term of five years and are exercisable at a price of $2.00 per share.

●	Lender has the right at any time after the date that is six (6) months from the Purchase Price Date until the Outstanding Balance has been paid in full, at its election, to convert (“Conversion”) all or any portion of the Outstanding Balance into fully paid and non-assessable Ordinary Shares, par value $0.0001 (the “Ordinary Shares”), of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Conversion Price; provided, however, that in the event the Floor Price is higher than the Conversion Price, Borrower may, subject to applicable Nasdaq listing rules, either agree to lower the Floor Price (as defined below) to be equal to the applicable Conversion Price or satisfy the Conversion in cash.

In accounting for the issuance of the Convertible Note 2021, the Company separated the Convertible Note into liability and equity components. The carrying amount of the equity component of the Convertible Note 2021 and the warrants was $1,304,565 (equity component $1,092,460, warrants value $212,105). Equity component was determined by deducting the fair value of the liability component from the par value of the original Convertible Note 2021. Warrants value was determined with the Black Scholes model. Equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (“debt discount”) is amortized to interest expense over the term of the Convertible Note 2021.

Debt issuance costs related to the original Convertible Note 2021 comprised of commissions paid to third party placement agent and lawyers of $667,920 which included original issue discount of $250,000, Investor’s legal and other transaction costs of $25,000 and commission of $392,920. The Company allocated the total amount incurred to the liability and equity components of the original Convertible Note 2021 based on their relative values. Issuance costs attributable to the liability component were $697,771 and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were $182,255 and netted with the equity component in stockholders’ equity of $1,092,460 and warrant value of $212,105.

On May 13, 2022, the Company entered into a Securities Purchase Agreement with an institutional investor pursuant to which the Company issued an unsecured convertible promissory note with a two-year maturity (the “Convertible Note 2022”) to Investor. The Convertible Note 2022 has the original principal amount of $3,170,000 including the original issue discount of $150,000 and Investor’s legal and other transaction costs of $20,000. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2022:

●	Interest accrues on the outstanding balance of the Convertible Note at 8% per annum from the Purchase Price Date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Convertible Note.

●	Upon the occurrence of a Trigger Event, Investor may increase the outstanding balance payable under the Convertible Note by 12% or 5%, depending on the nature of such event. If the Company files to cure the Trigger Event within the required five trading days, the Triger Event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law. The Company evaluated these trigger events and concluded to record no provision as of June 30, 2022.

●	Investor may convert all or any part of the outstanding balance of the Convertible Note, at any time after six months from the issue date, into ordinary shares of the Company at a price equal to 85% multiplied by the lowest daily VWAP (Volume-Weighted Average Price) during the ten trading days immediately preceding the applicable conversion, subject to certain adjustments, an issuance cap pursuant to NASDAQ Listing Rule 5635(d) and ownership limitations specified in the Convertible Note.

●	Joseph Stone Capital, LLC (“JSC”) acted as the exclusive placement agent in connection with the offering. The Company agreed to pay JSC a cash fee equal to 6.5% of the aggregate gross proceeds received by the Company in the offering as well as certain placement agent allowance and legal fees. In addition, the Company agreed to issue to JSC or its designee(s) warrants to purchase up to 386,585 ordinary shares of the Company (the “Warrants”). The Warrants have a term of five years and are exercisable at a price of $0.49 per share.

●	Lender has the right at any time after the date that is six (6) months from the Purchase Price Date until the Outstanding Balance has been paid in full, at its election, to convert (“Conversion”) all or any portion of the Outstanding Balance into fully paid and non-assessable Ordinary Shares, par value $0.0001 (the “Ordinary Shares”), of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Conversion Price; provided, however, that in the event the Floor Price is higher than the Conversion Price, Borrower may, subject to applicable Nasdaq listing rules, either agree to lower the Floor Price (as defined below) to be equal to the applicable Conversion Price or satisfy the Conversion in cash.

In accounting for the issuance of the Convertible Note 2022, the Company separated the Convertible Note into liability and equity components. The carrying amount of the equity component of the Convertible Note and the warrants was $816,765 (equity component $683,393, warrants value $133,372). Equity component was determined by deducting the fair value of the liability component from the par value of the original Convertible Note 2022. Warrants value was determined with the Black Scholes model. Equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (“debt discount”) is amortized to interest expense over the term of the Convertible Note 2022.

Debt issuance costs related to the original Convertible Note 2022 comprised of commissions paid to third party placement agent and lawyers of $426,095 which includes original issue discount of $150,000, Investor’s legal and other transaction costs of $20,000 and commission of $256,095. The Company allocated the total amount incurred to the liability and equity components of the original Convertible Note 2022 based on their relative values. Issuance costs attributable to the liability component were $438,856 and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were $120,611 and netted with the equity component in stockholders’ equity of $683,393 and warrant value of $133,372.

Net carrying amount of the liability component Convertible Notes dated as of June 30, 2022 were as following:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Note 2021	$5,275,000	$(1,405,654)	$3,869,346
Convertible Note 2022	3,170,000	(1,109,673)	2,060,327
Convertible Notes - liability portion	$8,445,000	$(2,515,327)	$5,929,673

Net carrying amount of the equity component of the Convertible Notes as of June 30, 2022 were as following:

	Amount allocated to conversion option	Issuance cost	Equity component, net

Convertible Note 2021	$1,092,460	$(182,255)	$910,205
Convertible Note 2022	683,393	(120,611)	562,782
Convertible Notes – equity portion	$1,775,853	$(302,866)	$1,472,987

Amortization of issuance cost, debt discount and interest cost for the year ended June 30, 2022 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Note 2021	$384,577	$227,465	$612,042
Convertible Note 2022	12,576	7,051	19,627
Convertible Notes	$397,543	$234,516	$631,669

The effective interest rate to derive the liability component fair value were 33.10% and 34.51% for Convertible Note 2021 and Convertible Note 2022, respectively.

Note 17- Warrants

On December 20, 2021 and May 13, 2022, The Company issued warrants to settle the commission of the agent in connection with the issuance of the convertible notes during the year ended June 30, 2022. The warrants entitle the holder to purchase 157,934 ordinary shares of our common stock at an exercise price equal to $2 per share and 386,585 ordinary shares of our common stock at an exercise price equal to $0.49 per share, respectively, at any time within a term of five year after issuance. The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock of the Company. In accordance with the accounting guidance, the outstanding warrants are recognized as additional paid in capital (APIC) on the balance sheet and are measured at their inception date fair value.

For the years ended June 30, 2022 and 2021, the Company had approximately 544,529 and 0 warrants outstanding, respectively at an average exercise price between $0.49 and $2 and there were zero warrants exercised or repurchased. For the years ended June 30, 2022, 2021 and 2020 the Company recognized an accretion of debt discount related to warrants expense of approximately $345,477, 0 and 0, respectively.

The 2021 warrants were valued using the Black-Scholes value option pricing model with the following inputs: volatility of 117%; risk-free interest rate of 2.04%; expected term of 5 years; exercise price $0.49 and 0% dividend yield.

The 2022 warrants were valued using the Black-Scholes value option pricing model with the following inputs: volatility of 129%; risk-free interest rate of 0.27%; expected term of 5 years; exercise price $2 and 0% dividend yield.

NOTE 18 – TAXES

The Company is registered in the Cayman Islands. The Company generated substantially all of its income/ (loss) from its PRC operations for the years ended June 30, 2022, 2021 and 2020.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

E-Home Hong Kong is not subject to tax on income or capital gain since there has no operations in Hong Kong for the years ended June 30, 2022, 2021 and 2020.

PRC

Income Tax

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The EIT Law became effective on January 1, 2008. 25% tax rates apply to all the PRC operation subsidiaries in the Company. The PRC State Taxation Administration has examined the Company’s income tax returns through the year ended on June 30, 2022. However, the Company’s enterprise income tax is subject to examination by the PRC State Taxation Administration as needed after it is filed.

The provision for income tax for the years ended June 30, 2022, 2021 and 2020, consisted of the following:

	2022	2021	2020
Current income tax provision	$1,849,570	$2,968,362	$2,251,672
Deferred income tax provision	244,506	704,262	353,097
Total	$2,094,076	$3,672,624	$1,898,575

The following table sets forth reconciliation between the statutory EIT rate and the effective tax for the years ended June 30, 2022, 2021 and 2020, respectively:

	2022	2021	2020
Income before income taxes	$8,335,041	$10,072,523	$7,546,583
Provision for income taxes at statutory tax rate in the PRC	2,083,760	3,660,090	1,886,646
Effect of expense for which no income tax is deductible	10,316	12,534	11,929
Income tax expense	$2,094,076	$3,672,624	$1,898,575

The significant components of deferred tax assets as of June 30, 2022 and 2021 were as follows:

	2022	2021
Deferred tax assets
Advanced from customers	$442,322	704,262
Total	$442,322	704,262

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

Taxes payable

The Company’s taxes payable as of June 30, 2022 and 2021, consisted of the following:

	2022	2021
Income tax payable	$495,009	$-
VAT payable	9,725	332
Other tax payables	940	1,888
Total	$505,674	$2,220

NOTE 19 - EQUITY

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

On October 18, 2021, E-Home WFOE entered into an equity transfer agreement with each of E-Home Pingtan and Fuzhou Bangchang and their respective shareholders, pursuant to which E-Home WFOE exercised the options to acquire all of the equity interests in each of E-Home Pingtan and Fuzhou Bangchang from their respective shareholders. Upon the registration of the equity transfers with the local governmental authorities as of October 27, 2021, the equity transfers were closed, the company’s VIE structure was dissolved and each of E-Home Pingtan and Fuzhou Bangchang became a wholly owned indirect subsidiary of the Company.

On May 18, 2021, the Company completed the closing of its initial public offering of 5,575,556 ordinary shares at a public offering price of $4.50 per ordinary share, including 20,000 ordinary shares issued upon the partial exercise of the over-allotment option by Joseph Stone Capital, LLC, who acted as the representative of underwriters for the initial public offering. The total gross proceed from the initial public offering was approximately $25.1 million before underwriting commissions and offering expenses. The total net proceed from the initial public offering was $21,661,293 (par value of $558 and additional paid-in capital of $21,660,735) after deducting the financing expenses directly related to the initial public offering.

On June 21, 2021, the Company granted 6,000 ordinary shares to three of its independent directors (2,000 shares for each director) as their compensations at a fair value of $213,840 (par value of $1 and additional paid-in capital of $213,839).

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 60% equity interests in Youyou in consideration of in consideration for the sum of (i) RMB4 million (approximately $0.60 million) in cash and (ii) 2,702,826 ordinary shares of the Company. On February 3, 2022, the Company issued 2,702,826 ordinary shares to the former controlling shareholders of Youyou at a fair value of $2,000,091 (par value of $270 and additional paid-in capital of $1,999,821).

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 40% equity interests in Lianbao in consideration of in consideration for 5,823,363 ordinary shares of the Company. On March 2, 2022, the Company issued 5,823,363 ordinary shares to the former controlling shareholders of Lianbao.

On March 18, 2022, the Company granted 400,000 ordinary shares to its consultants as their compensations at a fair value of $308,000 (par value of $40 and additional paid-in capital of $307,960). On June 22, 2022, the Company granted 1,000,000 ordinary shares to its directors as their compensations at a fair value of $322,500 (par value of $100 and additional paid-in capital of $322,400).

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $664,100 and $664,100 as of June 30, 2022 and 2021.

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in PRC. For the years ended June 30, 2022 and 2021, there were no Company dividend declared.

NOTE 20 –REVENUE

The Company disaggregated sales of household appliance accessories from installation and maintenance revenue and senior care services revenue into the sales of the E-watch and the care service. Sales of household appliance accessories and E-watches are recognized in revenue at a point in time while revenue from care service is recognized over a period of time. Deferred portion of senior care service is recorded as a liability (advances from customers) in the company’s balance sheet.

	2022	2021
Installation and maintenance	$37,531,466	$48,164,931
Sales of household appliance accessories	2,486,496	3,381,304
Housekeeping	16,340,910	16,792,722
Senior care services	5,259,977	4,710,645
Sales of E-watch	2,132,244	1,328,169
Sublease	-	147,663
Total	$63,751,093	$74,525,434

NOTE 21 – SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the management for decision making. Management has identified three operating segments which are installation and maintenance, housekeeping and senior care services. Operations for senior care services began in August 2019. The Company started generating revenue from this new segment in August 2019. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins. Segment profit is defined as net sales reduced by cost of revenue and other related operating expenses. The results are shown as follows for the years ended June 30, 2022, 2021 and 2020:

Revenue	2022	2021	2020
Installation and Maintenance	$40,017,962	$51,546,235	$32,220,898
Housekeeping	16,340,910	16,792,722	11,704,899
Senior care services	7,392,221	6,038,814	2,060,833
Sublease	-	147,663	214,319
Total	$63,751,093	$74,525,434	$46,200,949

Cost of revenue	2022	2021	2020
Installation and Maintenance	$26,791,434	$32,209,179	$19,484,927
Housekeeping	13,411,221	13,435,869	8,901,973
Senior care services	4,191,920	2,666,350	1,714,172
Sublease	-	-	-
Total	$44,394,575	$48,311,398	$30,101,072

Gross profit	2022	2021	2020
Installation and Maintenance	$13,226,528	$19,337,056	$12,735,971
Housekeeping	2,929,689	3,356,853	2,802,926
Senior care services	3,200,301	3,372,464	346,661
Sublease	-	147,663	214,319
Total	$19,356,518	$26,214,036	$16,099,877

Sales and marketing expenses	2022	2021	2020
Installation and Maintenance	$-	$-	$-
Housekeeping	-	-	-
Senior care services	-	-	-
Sublease	-	-	-
Unallocated	9,221,124	10,279,274	7,514,211
Total	$9,221,124	$10,279,274	$7,514,211

General and administrative expenses	2022	2021	2020
Installation and Maintenance	$-	$-	$-
Housekeeping	-	-	-
Senior care services	-	-	-
Sublease	-	-	-
Unallocated	10,073,654	6,869,419	1,114,984
Total	$10,073,654	$6,869,419	$1,114,984

Current assets	2022	2021
Installation and Maintenance	$-	$-
Housekeeping	-	-
Senior care services	-	-
Sublease	-	-
Unallocated current assets	67,864,923	65,766,598
Total	$67,864,923	$65,766,598

Non-current assets	2022	2021
Installation and Maintenance	$-	$-
Housekeeping	-	-
Senior care services	4,301,543	4,966,998
Sublease	-	-
Unallocated non-current assets	7,138,112	3,621,202
Total	$11,439,655	$8,588,200

On account of the Company’s business model, assets, operating expense, profit or loss, liabilities and other material items could not be separated into each operating segment. As the Company’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

NOTE 22 – COMMITMENTS AND CONTINGENCIES

As of June 30, 2022, the Company had following lease commitments under non-cancelable agreements:

Future Lease Payments	Operating Lease	Finance Lease	Total
July 2022 to June 2023	$822,421	$79,285	$901,706
July 2023 to June 2024	84,870	79,285	164,155
July 2024 to June 2025	29,800	79,285	109,085
July 2025 to June 2026	29,800	79,285	109,085
July 2026 to June 2027	29,800	79,285	109,085
Thereafter	1,763,343	99,106	1,862,449
Total	$2,760,034	$495,531	$3,255,565

NOTE 23 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchase.

The Company’s sales are made to customers that are located primarily in China. For the years ended June 30, 2022, 2021 and 2020, no individual customer or supplier accounted for more than 10% of the Company’s total revenues or purchase. As of June 30, 2022, 2021 and 2020, no individual customer or supplier accounted for more than 10% of the total outstanding accounts receivable or accounts payable balance.

NOTE 24 – RELATED PARTY BALANCES AND TRANSACTIONS

As of June 30, 2022 and 2021, the Company had $108,761 and $30,925 payable balances to Mr. Wenshan Xie, one of its major shareholders, for purchase of goods and services.

During the year ended June 30, 2022, Mr. Xie made payment of $419,619 for purchase of goods and services for the Company and the Company repaid $337,629 to Mr. Xie. During the year ended June 30, 2021, Mr. Xie made payment of $63,975 for purchase of goods and services for the Company and the Company repaid $24,575 to Mr. Xie. During the year ended June 30, 2020, the Company paid $8,475 in advance to Mr. Xie for purchase of goods and services.

On June 22, 2022, the Company granted 1,000,000 ordinary shares to its directors as their compensations at a fair value of $322,500 (par value of $100 and additional paid-in capital of $322,400).

On June 21, 2021, the Company granted 6,000 ordinary shares to three of its independent directors (2,000 shares for each director) as their compensations at a fair value of $213,840 (par value of $1 and additional paid-in capital of $213,839).

NOTE 25 – SUBSEQUENT EVENTS

Equity transfer agreements

On June 14, 2022, the Company and its wholly owned Hong Kong subsidiary, E-Home Household Service Holdings Limited (“E-Home Hong Kong”) entered into an equity transfer agreement with Zhongrun (Fujian) Pharmaceutical Co., Ltd., a limited liability company established in China (“Zhongrun”) and Ms. Ling Chen, the sole shareholder of Zhongrun, pursuant to which Ms. Chen agreed to transfer 55% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for the sum of (i) RMB3 million (approximately $0.45 million) in cash and (ii) 28,041,992 ordinary shares of the Company. On July 8, 2022, the Company issued 28,041,992 ordinary shares according to the equity transfer agreement at a fair value of $8,496,724 (par value of $2,804 and additional paid-in capital of $8,493,919).

As of the date of these consolidated financial statements, the Company is still evaluating the purchase price allocation for this business combination.

Reverse stock split

On September 23, 2022, the Company's board of directors approved to effect a one-for-twenty reverse stock split of its ordinary shares (the “Reverse Stock Split”) with the market effective on October 4, 2022, such that the number of the Company's authorized preferred and ordinary shares remain unchanged, and the par value of each ordinary share is increased from US$0.0001 to US$0.002. As a result of the Reverse Stock Split, each twenty pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of October 3, 2022 (immediately prior to the effective date), there were 109,042,123 ordinary shares outstanding, and the number of ordinary shares outstanding after the Reverse Stock Split was 5,453,106 shares, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Stock Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 20 and multiplying the exercise price thereof by 20, as a result of the Reverse Stock Split.

Other subsequent events

On July 30, 2022, the Company’s board of directors approved proposal per Mr. Xie to acquire 100% of the equity interests of Fujian Chuangying Business Science and Technology Co., Ltd. (“Chuangying”) and Fuzhou Funeng Enterprise Management Consulting Co., Ltd. and Fujian Weizhixing Technology Co., Ltd (“the Chuangying’s Subsidiaries”) from Lin Jianying (“Mr.Lin”). The acquisition has not happened as of the report date, while the details of the acquisitions were still under discussion between the Company and the acquiree.

On August 15, 2022, the Company’s board of directors approved proposal per Mr.Xie regarding financing by the Company in the amount of $3,600,000.00 through the issuance and sale to Multi Rise Holdings Limited, a British Virgin Islands company, of 16,363,636 ordinary shares of the Company, par value $0.0001 per share, at a per share purchase price of $0.22, pursuant to a securities purchase agreement. The financing has not happened as of the report date.

On September 19, 2022, the Company’s board of directors approved proposal per Mr.Xie for issuance and sale of the Company's ordinary shares up to an aggregate offering price of US$12,300,000' that the Company may sell to White Lion Capital LLC from time to time at the Company's sole discretion over the commitment period, plus an aggregate of 1,329,729 of Ordinary Shares issuable to the Investor as commitment fee pursuant to the Purchase Agreement. The Company entered into an ordinary share purchase agreement with the Investor dated September 14, 2022, a copy of which had been distributed to the Directors before the meeting. The purchase and issuance have not happened as of the report date.

In accordance with ASC 855-10, the Company evaluated all events and transactions that occurred after June 30, 2022 up through the date the Company issued these financial statements on November 4, 2022 and concluded that no other material subsequent events except for the disclosed above.