Form 20-F/A
period 2022-06-30
E-Home Household Service Holdings Ltd
filed 2023-04-06
CIK 1769768

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended June 30, 2022

Explanatory Note

E-Home Household Service Holdings Limited (the “Company”) is filing this Amendment No.1 to its Annual Report on form 20-F for the fiscal year ended June 30, 2022, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 4, 2022 (the “Original Filing”) to clarify and correct certain statements and typographical errors about the Company’s grant of shares under its 2022 Equity Incentive Plan to certain directors, officers, and employees as compensations for their services. Only those Items that contain a revision are being included in this 20-F/A (other than with respect to the Exhibit Index).

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certificates of our principal executive officer, principal financial officer, and auditor are being filed as exhibits to this Amendment No. 1 on Form 20-F/A as Exhibits 12.1, 12.2, 13.1, 13.2 and 15.2.

Except as described in this Explanatory Note, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing and we have not updated the disclosures contained therein to reflect any events which may have taken place at a date subsequent to the filing of the Original Filing. Accordingly, this Amendment No. 1 on Form 20-F/A should be read in conjunction with our filings with the SEC subsequent to the date of the Original Filing.

The following sections of this Form 20-F/A contain information that has been amended where necessary to reflect the above-referenced changes to the Original Filing:

●	Part I Item 6. Directors, Senior Management and Employees

●	Part I Item 7. Major Shareholders And Related Party Transactions

●	Part III Item 17. Consolidated Financial Statements

●	Part III Item 18. Consolidated Financial Statements

i

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

ii

PART I

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

Director Compensation

For the fiscal year ended June 30, 2022, we granted 5,000 ordinary shares to each of our independent directors, Yijing Ye, Ratansha Vakil, Yijing Ye and Mark W. Willis, under the 2022 Equity Incentive Plan as compensation for their services. For the fiscal year ended June 30, 2022, we granted an aggregate of 500,000 shares to Wenshan Xie, chairman of the board and chief executive officer of the Company, under the 2022 Equity Incentive Plan as compensation for his services. We did not pay other compensation to our directors. Other than as described above, none of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended June 30, 2022. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our non-employee directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

On June 22, 2022, the Company granted an aggregate of 520,000 ordinary shares to its directors and officers under its 2022 Equity Incentive Plan as compensations for their services at a fair value of $167,700 (par value of $52 and additional paid-in capital of $167,648).

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

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-3 filed on September 10, 2021)
4.1	Exclusive Business Cooperation Agreement, dated February 22, 2019, between E-Home Household Service Technology Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.2	Exclusive Option Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.3	Equity Interest Pledge Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.4	Voting Rights Proxy and Financial Supporting Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.5	Exclusive Business Cooperation Agreement, dated February 20, 2019, between E-Home Household Service Technology Co., Ltd. and Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.6	Exclusive Option Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.7	Equity Interest Pledge Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.8	Voting Rights Proxy and Financial Supporting Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.9	Form of Business Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed on August 26, 2019)

4.10	Form of Housekeeping Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.11	Form of Internet At-Home Senior Care Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.12	Rental Contract, dated December 31, 2019, between Zheng Hui and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.13	Housing Lease Contract, dated December 22, 2017, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.14	Supplemental Lease Contract, dated March 12, 2019, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.15	Lease Agreement for Jinjiang Qinghua Business Hotel and its Supplements (English Translation) (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.16	Financing Lease Agreement between Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and Fujian Yidao Car Rental Company Limited (English Translation) (English Translation) (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.17	Form of Labor Contract for Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.18	Form of Executive Employment Agreement between the registrant and the executive officers of the registrant (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1/A filed on March 31, 2021)
4.19	Form of Indemnification Agreement between the registrant and the directors and executive officers of the registrant (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.20	Form of Appliances Installation and Maintenance and Cleaning Services Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.21	Form of Lock-up Agreement for Officers and Directors (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1/A filed on March 31, 2021)
4.22	Form of Lock-up Agreement for 5% Shareholders (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1/A filed on March 31, 2021)
8.1**	List of the registrant’s subsidiaries
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 filed on August 26, 2019)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of Tian Yuan Law Firm
15.2*	Consent of TPS Thayer, LLC
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this amendment to annual report on Form 20-F

**	Furnished with the previously filed annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

Date: April 5, 2023

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

E-Home Household Service Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of E-Home Household Service Holdings Limited (the Company) as of June 30, 2022, and 2021, and the related consolidated statements of operations and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2022, and 2021, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2020

Sugar Land, TX

November 4, 2022, except for Notes 19 and Note 24, as to which the date is April 5, 2023.

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

E-Home Household Service Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended June 30, 2022, 2021 and 2020

(In U.S. Dollars, except for Share Data)

	Number of Shares	Par value	Additional paid-in capital	Statutory reserve	Retained Earnings	Accumulated other comprehensive loss	Equity attributable to the Company’s shareholders	Non-controlling interest	Total equity
Balance at June 30, 2019	1,400,000	$2,800	$3,932,786	$664,100	$24,745,899	$(1,130,348)	$28,215,237	$(50,277)	$28,164,960
Profit (loss) for the year	-	-	-	-	5,649,451	-	5,649,451	(1,443)	5,648,008
Foreign currency translation adjustment	-	-	-	-	-	(837,040)	(837,040)	-	(837,040)
Repayment to shareholders	-	-	(264,829)	-	-	-	(264,829)	-	(264,829)
Divestment of YLS	-	-	-	-	-	-	-	17,226	17,226
Balance at June 30, 2020	1,400,000	$2,800	$3,667,957	$664,100	$30,395,350	$(1,967,388)	$32,762,819	$(34,494)	$32,728,325
Net Proceeds from the initial public offering	278,778	558	21,660,735	-	-	-	21,661,293	-	21,661,293
Shares issued to directors	300	1	213,839	-	-	-	213,840	-	213,840
Profit (loss) for the year	-	-	-	-	6,408,932	-	6,408,932	(9,033)	6,399,899
Foreign currency translation adjustment	-	-	-	-	-	3,265,403	3,265,403	(3,514)	3,261,889
Balance at June 30, 2021	1,679,078	$3,359	$25,542,531	$664,100	$36,804,282	$1,298,015	$64,312,287	$(47,041)	$64,265,246
Loss for the year	-	-	-	-	(5,430,209)	-	(5,430,209)	-	(5,430,209)
Foreign currency translation adjustment	-	-	-	-	-	(2,243,108)	(2,243,108)	-	(2,243,108)
Acquisition of former non-controlling interest in HAPPY	-	-	(481,446)	-	-	-	(481,446)	14,558	(466,888)
Disposal of 47% ownership in Fuzhou Fumao	-	-	-	-	-	-	-	12,530	12,530
Potential acquisition of 60% ownership in Youyou	135,141	270	1,999,821	-	-	-	2,000,091	-	2,000,091
Potential acquisition of 40% ownership in Lianbao	291,168	582	3,742,676	-	-	-	3,743,258	-	3,743,258
Shares issued to directors, employee, and consultants	70,000	140	630,360	-	-	-	630,500	-	630,500
Issuance of the convertible notes – equity portion	-	-	1,472,987	-	-	-	1,472,987	-	1,472,987
Issuance of the warrants	-	-	345,477	-	-	-	345,477	-	345,477
Issuance of shares for convertible note interest settlement	36,973	74	199,926	-	-	-	200,000	-	200,000
Balance at June 30, 2022	2,212,360	$4,425	$33,452,332	$664,100	$31,374,073	$(945,093)	$64,549,837	$(19,953)	$64,529,884

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2022, 2021 and 2020

(In U.S. Dollars)

	2022	2021	2020
Cash generated from operating activities
Net (loss) income	$(5,430,209)	$6,399,899	$5,648,008
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Income tax expense	2,094,076	3,672,624	1,898,575
Interest expense	257,767	25,509	26,447
Depreciation and amortization	152,203	27,084	26,379
Amortization of right-of-use assets	708,159	584,813	689,889
Loss on disposal of right-of-use assets	-	489,178	-
Shares issued to directors, employee, and consultants	630,500	213,840	-
Convertible note - Accretion of financing cost	397,153	-	-
Fair value loss – Financial instruments	1,996,249	-	-
Changes in operating assets and liabilities
Accounts receivables, net	(85,321)	1,093,322	(709,185)
Inventories	235,071	(235,086)	-
Prepayments, deposits and other current assets	(19,980)	(4,968,939)	(772,764)
Long-term prepayments and other non-current assets	1,546,527	2,875,495	116,555
Accounts payable and accrued expenses	3,218,541	2,482,455	174,233
Taxes payable	(1,326,931)	(3,989,279)	(3,281,651)
Cash provided by operating activities	4,373,806	8,670,915	3,816,486
Investing Activities
Purchases of property and equipment	(4,607,297)	(261,843)	(1,600)
Purchase of intangible assets	-	-	(42,678)
Right-of-use-asset costs	(2,521,104)	(132,336)	(283,401)
Long-term investment	(941,073)	-	-
Lease principal refund	-	80,531	-
Deposits for acquisition of land and properties	-	(1,816,102)	(711,308)
Cash paid to former non-controlling shareholders of HAPPY	(466,888)	-	-
Refunds (Deposits) made for potential acquisitions	1,136,042	(3,400,000)	-
Cash used in provided by investing activities	(7,400,320)	(5,610,280)	(1,038,987)
Financing Activities
Net proceeds from initial public offering	-	21,661,293	-
Distributions to shareholders	-	-	(264,829)
Proceeds from convertible notes	8,445,000	-	-
Payment of convertible notes issuance cost	(1,094,015)	-	-
Cash provided by (used in) financing activities	7,350,985	21,661,293	(264,829)
Net increase in cash and cash equivalents	4,324,471	24,721,927	2,512,670
Effects of currency translation	(1,892,891)	2,666,345	(719,843)
Cash and cash equivalents at beginning of year	52,410,472	25,022,199	23,229,372
Cash and cash equivalents at end of year	$54,842,052	$52,410,472	$25,022,199

SUPPLEMENTAL DISCLOSURES
Income taxes paid	$1,021,060	$4,271,139	$3,277,419
Interest paid	$23,250	$25,509	$26,447

Non-cash transactions
Issuance of shares for potential acquisition of 60% equity in Youyou	$2,000,091	$-	$-
Issuance of shares for potential acquisition of 40% equity in Lianbao	$3,743,258	$-	$-
Issuance of shares to directors and consultants	$630,500	$213,840	$-
Issuance of shares for convertible note interest settlement	$200,000	$-	$-
Issuance of the warrants	$345,477	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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
466,888

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

Revisions

The Company determined that previously issued unaudited condensed consolidated financial statements for the year ended June 30, 2022 contained in the Company’s registration statement on Form F-1/A filed on November 4, 2022 should be amended to clarify and correct certain statements and typographical errors about the Company’s grant of shares under its 2022 Equity Incentive Plan to certain directors, officers, and employees as compensations for their services.

The Company evaluated these revisions in compliance with ASC 250-10 as well as SAB 99 and concluded that the error in previously issued financial statements was immaterial both quantitatively and qualitatively. Correcting the immaterial error was referred as to as “revisions” of prior period financial statements. As the effect of the error corrections on the prior periods was immaterial, column headings of “restatements” were not required.

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

On March 18, 2022, the Company granted 400,000 ordinary shares to its consultants as their compensations at a fair value of $308,000 (par value of $40 and additional paid-in capital of $307,960). On June 22, 2022, the Company granted 520,000 ordinary shares to its directors and officers as their compensations at a fair value of $167,700 (par value of $52 and additional paid-in capital of $167,648). The Company also granted an aggregate of 480,000 shares to its employees, on June 22, 2022, under its 2022 Equity Incentive Plan at a fair value of $154,800 (par value of $48 and additional paid-in capital of $154,752).

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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

On June 22, 2022, the Company granted 520,000 ordinary shares to its directors and officers as their compensations at a fair value of $167,700 (par value of $52 and additional paid-in capital of $167,648).

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

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

June 30, 2022 and 2021

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