Form 20-F
period 2023-06-30
E-Home Household Service Holdings Ltd
filed 2023-11-06
CIK 1769768

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

Tel: +86-591-87590668

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Shares, par value $0.2 per share	EJH	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (June 30, 2023): There were 27,248,959 shares of the registrant’s Ordinary Shares outstanding, par value $0.02 per share. (The Company effected a 1 for 10 reverse stock split in September 2023)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐  No  ☐

Annual Report on Form 20-F

Year Ended June 30, 2023

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

Our reporting currency is U.S. dollar and our functional currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 30, 2023, the noon buying rate was RMB7.2258 to US$1, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that third parties hold proprietary rights that preclude us from marketing our products and services, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this annual report.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Their Respective Individual Shareholders

E-Home is not an operating company but rather a holding company incorporated in the Cayman Islands. Because E-Home has no operations of its own, we conduct substantially all of our business in mainland China (which is also referred to as “PRC,” and for the purpose of this report, excluding Taiwan and the special administrative regions of Hong Kong and Macau) and generate revenue for the years ended June 30, 2021, 2022 and 2023 through E-Home’s subsidiaries, particularly, E-Home (Pingtan) Home Service Co., Ltd. and Fuzhou Bangchang Technology Co. Ltd., and their respective subsidiaries.

As used in this annual report, unless the context indicates otherwise, references to “E-Home” refer to E-Home Household Service Holdings Limited, a holding company and references to “we,” “us,” “our,” the “Company” or “our company” are to E-Home and its consolidated subsidiaries, including E-Home Household Service Holdings Limited (Hong Kong), Fujian Chuangying Business Science and Technology Co., Ltd. and its wholly owned subsidiaries Fuzhou Funeng Enterprise Management Consulting Co., Ltd. and Fujian Weizhixing Technology Co., Ltd, Zhongrun (Fujian) Pharmaceutical Co. Ltd., E-Home Household Service Technology Co., Ltd., E-Home (Pingtan) Home Service Co., Ltd., Fuzhou Bangchang Technology Co. Ltd., Fuzhou Yongheng Xin Electric Co., Ltd., Fujian Happiness Yijia Family Service Co., Ltd., and Danyang Fumao Health Development Co., Ltd, as a whole.

There are significant legal and operational risks associated with having substantially all of our business operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. Moreover, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence the PRC subsidiaries’ operations in China at any time. Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder E-Home’s ability to offer or continue to offer its securities to investors and cause the value of our securities to significantly decline or become worthless. Although we believe our operating structure is legal and permissible under the Chinese law and regulations currently in effect, Chinese regulatory authorities could take a different position on the interpretation and enforcement of laws and regulations and disallow our holding company structure, which would likely result in a material adverse change in our operations and/or the value of E-Home’s securities, including that it could cause the value of such securities to significantly decline or become worthless. For a detailed description of the risks associated with doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

On February 17, 2023, China Securities Regulatory Commission (“CSRC”) released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing on or before effective date of the new rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange other than the filing requirement with CSRC within three business days after we make any oversea securities offering under New Overseas Listing Rules. As advised by our PRC counsel, Tian Yuan Law Firm, our offerings will be subject to the New Overseas Listing Rules but such offerings are not contingent upon receipt of approval from the CSRC as the new rules only require the Company to file with CSRC within three business days after the completion of the overseas offering since the Company is already listed on an oversea exchange before the effective date of the New Overseas Listing Rules. According to the New Overseas Listing Rules, Chinese domestic enterprises shall be made in compliance with national secrecy laws and regulations concerning national security, foreign investment, cybersecurity and data security. Our subsidiaries in China provide home appliance services and housekeeping services and their business activities do not affect national security and they don’t have documents and materials which may adversely affect national security or public interests. However, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook, may impact our ability to accept foreign investments, offer our securities to investors or continue to list on a U.S. or other foreign exchange, and could impact our ability to conduct our business.

As further advised by our PRC counsel, as of the date of this annual report, no relevant laws or regulations in the PRC explicitly require E-Home or our PRC subsidiaries to seek approval from the China Securities Regulatory Commission, or the CSRC, or any other PRC governmental authorities for the offering, other than the filing requirement under New Overseas Listing Rules, nor has E-Home, our Cayman Islands holding company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding the offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and detailed official guidance and related implementation rules have not been issued or taken effect, it is uncertain how soon the regulatory bodies in China will finalize implementation measures, and the impact the modified or new laws and regulations will have on the daily business operations of our PRC subsidiaries, our ability to accept foreign investments and list on an U.S. or other foreign exchange. For more information on various risks related to doing business in China, see “Risk Factors—Risks Related to Doing Business in China”.

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information—D. Risk Factors— There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The Holding Foreign Companies Accountable Act

Our securities will be prohibited from trading if our auditor cannot be fully inspected by the PCAOB for three consecutive years pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which has shortened the Holding Foreign Companies Accountable Act’s timeline for a potential trading prohibition from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. Our independent registered public accounting firm, Enrome LLP, is not headquartered in mainland China or Hong Kong and was not identified in the report as a firm subject to the PCAOB’s determination on December 16, 2021, which determinations were vacated on December 15, 2022. However, if it is determined in the future that the PCAOB is unable to inspect or investigate our auditor completely, or if our future audit reports are prepared by auditors that are not completely inspected by the PCAOB, our ordinary shares may be delisted or trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China”.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, none of our PRC subsidiaries is required to obtain additional licenses or permits beyond a regular business license for their operations and business permits for certain medical devices and products that are required for the business of Zhongrun. Each of our PRC subsidiaries is required to obtain a regular business license from the local branch of the State Administration for Market Regulation. Each of our PRC subsidiaries has obtained a valid business license for its respective business scope, and no application for any such license has been denied. Zhongrun has valid business permit for certain medical devices through March 16, 2027 and valid business permit for distribution of certain medical products through April 28,2027. Zhongrun also completed the filing requirement and received permit for online business for sales of its medical devices on August 30, 2022.

Cybersecurity Review

As advised by our PRC counsel, Tian Yuan Law Firm, and based on their interpretation of the revised Cybersecurity Review Measures which were released for comments in July 2021 and became effective on February 15, 2022, E-Home or any of its PRC subsidiaries are not required to apply for a cybersecurity review with the CAC, because E-Home’s Ordinary Shares we relisted on Nasdaq before the effective date of the revised Cybersecurity Review Measures on February 15, 2022 and the requirement that “online platform operators with personal information of more than 1 million users which intends to go public abroad must apply to the Cybersecurity Review Office of the CAC for a cybersecurity review” set forth in Article 7 of the revised Cybersecurity Review Measures should not be applicable to E-Home or any of its subsidiaries. Further, we do not believe that E-Home or any of its subsidiaries constitutes an online platform operator under the draft Regulations on Network Data Security which were published for comments on November 14, 2021 by the CAC. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel.

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

Cash and Other Assets Transfers Between the Holding Company and Its Subsidiaries

As a result of E-Home’s IPO closed in May 2021, E-Home received net proceeds of approximately $21.66 million. On December 20, 2021, E-Home issued the Convertible Note to an institutional investor in the principal amount of $5,275,000, before deducting original discount, investor’s legal and other transaction costs and placement agent fees. On May 13, 2022, E-Home issued an unsecured convertible note with 8% interest two-year maturity for a principal amount of $3,170,000. On January 6, 2023, the Company entered into a securities purchase agreement with eleven investors, including two entities and nine individuals, pursuant to which the Company received an aggregate of US$20 million proceeds in connection with the investment. On January 27, 2023, the Company entered into a securities purchase agreement with certain investors, pursuant to which the Company received an aggregate of US$70,118,618 before deducting offering expenses. As of June 30, 2023, with respect to the net proceeds from the IPO, registerer direct offerings and notes, E-Home had transferred approximately $35.00 million to E-Home Pingtan through E-Home HK and separately sent approximately $13.58 million to E-Home HK.

E-Home, as a holding company, may rely on dividends and other distributions on equity paid by its Chinese subsidiaries for E-Home’s cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to pay any expenses and other obligations it may incur. To date, there have not been any dividends or other distributions from our Chinese subsidiaries to our subsidiary located outside of mainland China, namely E-Home HK, or the Cayman Islands holding company, E-Home.

Within our direct holding structure, the cross-border transfer of funds from E-Home to its Chinese subsidiaries is permitted under laws and regulations of the PRC currently in effect. Foreign investors’ funds for purchasing E-Home’s securities being offered can be remitted to our subsidiaries in China, through E-Home HK. Specifically, E-Home is permitted to provide funding to its PRC subsidiaries in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements in China. There are no quantity limits on E-Home’s ability to make capital contributions to its PRC subsidiaries under the PRC regulations. However, the PRC subsidiaries may only procure shareholder loans from E-Home HK to the extent of the difference between their respective registered capital and total investment amount as recorded in the Chinese Foreign Investment Comprehensive Management Information System.

Dividends and Other Distributions to U.S. Investors and Tax Consequences

As of the date of this report, neither E-Home nor any of its subsidiaries have paid dividends or made distributions to U.S. investors. We intend to retain most, if not all, of our available funds and any future earnings to the development and growth of our business in China. We do not expect to pay dividends in the foreseeable future.

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

For additional information, see Risk Factors—Risks Related to Doing Business in China —The Chinese government exerts significant oversight and discretion over the conduct of our business. The Chinese government may intervene or influence our PRC subsidiaries’ operations at any time, which could result in a material adverse change in our PRC subsidiaries’ operations and in the value of our securities” and “Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making additional capital contributions or loans to our PRC subsidiaries”.

Recent Development

Zhongrun Acquisition Agreement

On June 14, 2022, we and our wholly owned Hong Kong subsidiary, E-Home Household Service Holdings Limited (“E-Home Hong Kong”) entered into an equity transfer agreement with Zhongrun (Fujian) Pharmaceutical Co., Ltd., a limited liability company established in China (“Zhongrun”) and Ms. Ling Chen, the sole shareholder of Zhongrun, pursuant to which Ms. Chen agreed to transfer 55% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for the sum of (i) RMB3 million (approximately $0.45 million) in cash and (ii) 28,041,992 ordinary shares of the Company. In July 2022, the Company issued 28,041,992 pre reverse split ordinary shares according to the equity transfer agreement at a fair value of $8,496,724 (par value of $2,804 and additional paid-in capital of $8,493,919) and completed the acquisition. Upon completion of the acquisition, Hong  Kong E-Home has the right to appoint at two-thirds of members of the board of directors of Zhongrun, including its executive director.  In December 2022, Ms. Ling Chen, Hong Kong E-Home, the Company and Zhongrun entered into an equity transfer agreement (the “Agreement”), pursuant to which Hong Kong E-Home agreed to acquire, and Ms. Chen agreed to sell, 4,660,129 ordinary shares of Zhongrun (approximately 20% of the issued share capital of Zhongrun) for the total consideration of RMB20 million. The total consideration for the Acquisition was satisfied by the allotment and issue of an aggregate of 4,660,129 E-Home’s ordinary shares (the “Consideration Shares”) by the Company to Ms. Chen and 4 nominees designated by Ms. Chen, which represents approximately 45.07% of the issued share capital of the Company as at the date of the announcement and approximately 31.07% of the issued share capital of the Company as enlarged by the Consideration Shares which was post reverse split approved on September 23, 2023. Upon closing of the Acquisition, the Company holds approximately 75% of the total share capital of Zhongrun. Additionally, pursuant to the Agreement, Ms. Chen has caused Hong Kong E-Home to appoint a new executive director, and Ms. Chen was appointed by Hong Kong E-Home as the Chief Operation Officer of Zhongrun and will continue to hold 25% of the equity interests of Zhongrun.

Chuangying Acquisition

On August 2, 2022, the Company and its wholly owned Hong Kong subsidiary, E-Home Hong Kong entered into an equity transfer agreement with Fujian Chuangying Business Science and Technology Co., Ltd., a limited liability company formed in China (“Chuangying”) and Mr. Jianying Lin, the sole shareholder of Chuangying, pursuant to which Mr. Lin agreed to transfer 100% of the equity interests in Chuangying and 10% of the equity interests in each of Fuzhou Funeng Enterprise Management Consulting Co., Ltd. and Fujian Weizhixing Technology Co., Ltd.  (the “Chuangying’s Subsidiaries,” which are 90% owned by Chuangying) held by him to E-Home Hong Kong, in consideration for an aggregate of 14,438,584 pre reverse split ordinary shares of the Company valued at RMB38 million (approximately $5.63 million) with a per share issuance price equal to 130% of the average of the Nasdaq closing price for the consecutive twenty trading days preceding July 26, 2022, or $0.39 (the “Chuangying Acquisition Agreement”). Beijing Ningbanghonghe Assets Valuation Firm, a third party appraiser based in Beijing, China, rendered a valuation report, in which the value of total shareholder equity in Chuangying was determined to be approximately RMB39.2 million.

Securities Purchase Agreements

On August 16, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an investor (“Investor”), pursuant to which the Company agreed to issue 16,363,636 pre reverse split ordinary shares, par value $0.0001 per share of the Company (the “Shares”) for an aggregate purchase price of $3,600,000, at a per share price of $0.22. Under the Purchase Agreement, the Investor agreed that, without the Company’s prior written consent, within six (6) months after the issuance of the Shares (the “Lock-Up Period”), the Investor will not, and will not cause or direct any of its affiliates to transfer, sell, pledge, or otherwise dispose of any of the Shares or publicly announce any intention to engage in any of the foregoing during the Lock-Up Period. The Investor does not have registration rights with respect to the Shares. The Purchase Agreement contains customary representations and warranties by the Company, on the one hand, and by the Investor, on the other hand, to each other.

On September 14, 2022, the Company entered into an Ordinary Share Purchase Agreement (the “Purchase Agreement”) with White Lion Capital LLC, a Nevada limited liability company (the “Investor”), pursuant to which the Investor is committed to purchase ordinary shares, $0.0001 par value per share of the Company (“Ordinary Shares”), with an aggregate offering amount of up to $12,300,000 (“Commitment Amount”) from time to time during the commitment period, which commences on the execution date of the Purchase Agreement, and shall end on the earlier of (i) the date on which the Investor shall have purchased shares equal to the Commitment Amount, or (ii) October 31, 2022. The Company has also agreed to issue to the Investor an aggregate of 1,329,729 pre reverse split Ordinary Shares (“Commitment Shares”) along with the delivery of the first Purchase Notice. If, by October 1, 2022, the Company has not issued any Purchase Notice to the Investor, then the Company undertakes to issue to the Investor the number of Commitment Shares equal to 2.0% of the Commitment Amount divided by the closing price of the Ordinary Shares on the last business day prior to September 30, 2022.

On November 18, 2022, the Company entered into a securities purchase agreement with certain investors (collectively, the “Investors”), pursuant to which each of the Investors agreed to purchase and the Company agreed to issue and sell to the Investors, an aggregation of 3,480,000 ordinary shares of the Company (the “Subscribed Shares”), representing approximately 36.46% of the enlarged share capital of the Company, at the subscription price of US$1.00 per Subscribed Share for the aggregated consideration of US$3,480,000 (the “Offering”). The number ordinary shares are the post September 2022 Reverse Split.

On January 6, 2023, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with eleven investors (the “Investors”), including two entities and nine individuals, pursuant to which the Investors agreed to purchase an aggregate of 40,650,406 ordinary shares of the Company (the “Investment”) for the purchase price of $0.492 per ordinary share, which is the average of the closing prices of the Company’s ordinary shares for the six consecutive trading days prior to January 3, 2023. The number ordinary shares are the post reverse split ordinary shares which was approved on September 23, 2023. Pursuant to the Securities Purchase Agreement, the Company shall apply the proceeds of the Investment to the Haixia Home Management College project. Haixia Home Management College  is a training facility for home management services to be established and operated by the Company in Pingtan, Fujian Province, with the assistance of the Pingtan local government. Concurrently with the execution of the Securities Purchase Agreement, each Investor executed a letter of undertaking in favor of the Company pursuant to which the Investor undertakes, for a period of 36 months following the closing of the Investment, (i) not to increase its shareholding in the Company or take any action to exert control over the Company and (ii) to abstain from voting the ordinary shares acquired in the Investment in shareholders meetings.

On January 27, 2023, the Company entered into a securities purchase agreement (the “Agreement”) with certain investors (collectively, the “Investors”), pursuant to which each of the Investors agreed to purchase and the Company agreed to issue and sell to the Investors, an aggregate of 183,077,333 ordinary shares (“Ordinary Shares”), at a purchase price of US$0.383 per ordinary share for the aggregate gross proceeds to the Company of US$70,118,618 (the “Offering”), before deducting offering expenses. The number ordinary shares are the post September 2022 Reverse Split. The Ordinary Shares were offered and will be issued pursuant to the Prospectus Supplement, which the Company expects to file by January 31, 2023, to the Prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-259464) filed with the Securities and Exchange Commission on September 10, 2021, and declared effective August 17, 2022.

On July 21, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers identified on the signature page thereto (the “Purchasers”). Pursuant to the Purchase Agreement, the Company sold to the Purchasers in a registered direct offering, an aggregate of 107,317,074 ordinary shares (the “Shares”) of the Company, par value $0.02 per share, for aggregate gross proceeds to the Company of $12,000,000, before deducting offering expenses. The number ordinary shares are the post September 2022 Reverse Split and post April 2023 Reverse Split. The Shares are being offered and sold by the Company pursuant to the Prospectus Supplement, which the Company filed on or about July 24, 2023, to the Prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-259464) previously filed with the U.S. Securities and Exchange Commission and declared effective August 17, 2022 (the “Registration Statement”).

Share Consolidation

On September 23, 2022, we held an extraordinary general meeting in which our shareholders approved resolutions that resulted in (i) a share consolidation of 20 issued and unissued ordinary and preferred shares with par value of US$0.0001 each in the our issued and unissued share capital into one share with par value of US$0.002 (“September 2022 Reverse Split”) and (ii) an increase in our authorized share capital from US$51,000 (divided in to 510,000,000 shares) to US$1,020,000 (divided in to 510,000,000 shares), all of which rank pari passu in all respects with all our existing shares. Immediately after the Share Consolidation, each of our stockholder’s percentage ownership interest and proportional voting power remained unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights and privileges of the holders of ordinary and preferred shares remained substantially unaffected by the Share Consolidation. The Share Consolidation is primarily being effectuated to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum price per share of our ordinary shares.

At the annual meeting (the “Annual Meeting”) of shareholders of the Company held on March 28, 2023, the Company’s shareholders approved a reverse share split of the Company’s issued ordinary shares at a ratio from one (1)-for-five (5) to one (1)-for-twenty (20), with the exact ratio to be set at a whole number within this range to be determined by the Company’s Board in its discretion. On April 4, 2023, its Board of Directors (the “Board”) has determined to effect a 1 (one)-for-10 (ten) reverse stock split (the “April 2023 Reverse Stock Split”) of the Company’s ordinary shares.

At an extraordinary general meeting of the Company held on September 15, 2023 (the “Meeting”), its shareholders approved resolutions that would result in (i) a share consolidation of 10 issued and unissued ordinary shares with par value of US$0.02 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.2 (the “Share Consolidation” or “September 2023 Reverse Stock Split”) and (ii) immediately following the Share Consolidation, an increase in the authorized share capital of the Company from (a) US$1,020,000 divided into (x) 5,000,000 shares designated as ordinary shares with a par value of US$0.2 per share and (y) 10,000,000 shares designated as preferred shares with a par value of US$0.002 per share, to (b) US$100,020,000 divided into (x) 500,000,000 shares designated as ordinary shares with a par value of US$0.2 per share and (y) 10,000,000 shares designated as preferred shares with a par value of US$0.002 per share (the “Share Capital Increase”). The shareholders also approved at the Meeting the third amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation and the Share Capital Increase. The Share Consolidation is primarily being effectuated to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares. On October 12, 2023, the Company received a written notification from the NASDAQ Stock Market Listing Qualifications Staff indicating that the Company has regained compliance with the $1.00 minimum closing bid price requirement for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) and that the matter is now closed.

On May 15, 2023, the Board approved and adopted the Company’s 2023 Share Incentive Plan (“Plan”) which has 6,000,000 shares. On  June 3, 2023, the Compensation Committee approved to grant 2,600,000 shares under the Plan to nine employees, directors and officers of the Company, including 1,300,000 shares to Wenshan Xie, our Chief Executive Officer and Chairman, 50,000 shares to Chunsheng Zhu, our Chief Financial Officer, 50,000 shares to Chunming Xie, our director, 100,000 shares to Yijing Ye, our independent director, 120,000 shares to Wong Heung Ming Henry, our independent director, and 100,000 shares to Jianhua Wang, our independent director. The number ordinary shares are the post September 2022 Reverse Split and post April 2023 Reverse Split.

On May 17, 2023, the Company terminated its independent registered public accounting firm, TPS Thayer LLC, as the Company’s independent registered public accounting firm. The report of TPS Thayer LLC on the financial statements of the Company for the fiscal years ended June 30, 2022, 2021 and 2020did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee of the Board of Directors of the Company.

During the Company’s most recent fiscal year ended June 30, 2022 and through May 17, 2023, the date of dismissal, (a) there were no disagreements with TPS Thayer LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of TPS Thayer LLC, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

On May 17, 2023, the Audit Committee of the Board of Directors of the Company ratified the appointment of Enrome LLP as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended June 30, 2022 and June 30, 2021 and any subsequent interim periods through the date hereof prior to the engagement of Enrome LLP, neither the Company, nor anyone on its behalf, has consulted Enrome LLP regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

In July 2023, pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, the Company elected to be exempt from the requirements as follows: (i) Nasdaq Marketplace Rule 5620(a) which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; (ii) Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; (iii) Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants (iv) Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (y) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

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

Summary of Risk Factors

Investing in our company involves significant risks. These risks include the following:

●	Performance issues or an inability to provide good customer service could adversely affect our business and harm our reputation.

●	If we fail to retain existing or attract new customers or service providers, our business, financial condition and prospects may be materially and adversely affected.

●	We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and suffer losses.

●	We may not be able to effectively manage our growth and expansion or implement our business strategies, in which case our business and results of operations may be materially and adversely affected.

●	The Chinese government exerts significant oversight and discretion over the conduct of our business. The Chinese government may intervene or influence our PRC subsidiaries’ operations at any time, which could result in a material adverse change in our PRC subsidiaries’ operations and in the value of our securities.

●	Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares. Any such changes may take place quickly and with very little notice.

●	The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with any future offerings and certain events of the Company under New Overseas Listing Rules, and we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC

●	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Provisions on Strengthening the Confidentiality and Archives Administration Personal Information Protection Law, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business.

●	We may be required to apply for a cybersecurity review under the proposed Cybersecurity Review Measures (revised draft for public comments).

●	The filing with China Securities Regulatory Commission (“CSRC”) agencies is required in connection with our future overseas capital-raising activities under Chinese law.

●	Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

●	You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and most of our officers and directors reside outside the United States.

●	The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. Although our auditor is subject to inspection by the PCAOB, trading in E-Home’s securities may be prohibited under the HFCA Act if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist E-Home’s securities. Furthermore, a legislation entitled “Consolidated Appropriations Act, 2023” (“Consolidated Appropriations Act”) was signed into law on December 29, 2022, amending the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three.

●	The trading price of our ordinary shares has been and is likely to continue to be highly volatile, which could result in substantial losses to holders of our ordinary shares.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of your shares for return on your investment.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities.

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

Any growth and expansion, when occur, will place increased demands on our management, operational and administrative resources. These increased demands and operating complexities could cause us to operate our business less effectively, which, in turn, could cause a deterioration in our financial performance and negatively impact our growth. Any planned growth will also require that we continually monitor and upgrade our management information and other systems, as well as our infrastructure.

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

We may have limited or no experience in our newer market segments, such as senior care services and pharmaceutical devices and products distribution, and our customers may not adopt our new service and product offerings. These service and product offerings may present new and difficult technology challenges, and we may be subject to claims if customers of these service and product offerings experience quality issues or other issues. In addition, profitability, if any, in our newer activities may be lower than in our older activities, and we may not be successful enough in these newer activities to recoup our investments in them. If any of this were to occur, it could damage our reputation, limit our growth, and negatively affect our operating results.

If we are unable to conduct marketing activities cost-effectively, or if our customer acquisition costs increase or costs associated with serving our customers increase, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of advertising and brand promotion initiatives designed to enhance our brand recognition, acquire new customers and increase sales of our services. We incurred $22,691,231, $11,989,919 and $10,279,274 of sales and marketing expenses in fiscal years ended June 30, 2023, 2022 and 2021, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing customers, primarily through advertising and brand promotion initiatives. We market our brand and services through multiple channels, both online and offline. Online marketing is mainly done through WeChat events. Offline services are mainly promoted by clients from communities, institutions, training agencies and firms through peer-to-peer marketing. We also aim to deliver premium services to garner strong word-of-mouth referrals and enhance our brand recognition.

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

Our success heavily depends upon the continued services of our senior management. In particular, we rely on the expertise and experience of Wenshan Xie, our Chairman and Chief Executive Officer, Chunsheng Zhu, our Chief Financial Officer and a director, as well as other officers. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, service providers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

The Company’s business operations could be adversely affected by the new outbreak of COVID-19.

The Company’s business operations have been and could continue to be adversely affected by the outbreak of respiratory illness caused by a novel coronavirus known as COVID-19. The Company’s corporate headquarter is located in Fuzhou City, China, while most our home appliance services are conducted in Shandong, Henan and Hunan provinces and our housekeeping services are mainly conducted in Fujian, Shandong and Guangxi provinces. Any outbreak of contagious diseases and other adverse public health developments in these areas could be materially adverse on the Company’s business operations. In response to the highly contagious and sometimes fatal coronavirus inflicting thousands of people in China, local governments imposed travel restrictions and quarantines orders to control the spread of COVID-19 during the first half of 2020. During 2021, the situation in China appeared to be on a path of slow recovery from the impact and compared with 2020, the adverse impact of COVID-19 on our operations was gradually alleviated. However, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities have been imposed by local governments in 2022 due to the outbreak of Omicron variant in many cities in China. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations in December 2022 and January 2023.

The Company primarily engages in provision of home appliance services, housekeeping services and senior care services through website and WeChat platform, “e家快服”, across 21 provinces in China. Our customers are homeowners who require assistance with technical home installation and repair issues as well as those require housekeeping and senior care services. The global outbreak of COVID-19 has significantly and adversely impacted our business operations. From 2020 to 2022, there were outbreaks of COVID-19 and control measures taken by local government to prevent the spread of the COVID-19 in China, including travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities. These control measures have had negative effect on our services to our customers and other business activities, such as postpone of intercity in-person business meetings and delay of certain projects. We also experienced a slowdown in our regular business activities as a result of remote working requirements and travel restrictions. Although businesses are currently back to normal in China, any future impact of COVID-19 on our operation results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control. Due to the significant uncertainties surrounding any further outbreak or resurgence of COVID-19 and actions that might be taken by governmental authorities, the extent of the future business disruption and the related financial impacts on our business cannot be reasonably estimated at this time.

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

In connection with the preparation of the financial statements included in this annual report on Form 20-F for the year ended June 30, 2023, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2023 and determined they were not effective due to certain material weaknesses as described in Part II. Item 15. “Controls and Procedures” of this annual report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Pursuant to The International Tax Co-operation (Economic Substance) Act (As Revised), entities incorporated, formed or registered in the Cayman Islands must report their activities on an annual basis to the Cayman Islands tax authorities and those entities that are carrying on certain relevant activities, as defined in the ES Law, must have adequate substance in the Cayman Islands. The ES Law was effective January 1, 2019 and applies in respect of financial years commencing in 2019 and onwards. It is not anticipated that we will be subject to any requirements under the ES Law other than the annual notification and reporting requirements, as we believe we are out of scope of the ES Law on the basis that we are tax resident outside the Cayman Islands. However, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise long-term impact of these legislative changes on our company.

Risks Related to Doing Business in China

The Chinese government exerts significant oversight and discretion over the conduct of our business. The Chinese government may intervene or influence our PRC subsidiaries’ operations at any time, which could result in a material adverse change in our PRC subsidiaries’ operations and in the value of our securities.

Substantially all of our operations are conducted in the PRC by our PRC subsidiaries and all of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations and the value of our securities could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of mainland China and Hong Kong and may adversely affect our business, financial condition and results of operations.

Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder E-Home’s ability to offer or continue to offer its securities to investors and cause the value of our securities to significantly decline or become worthless.

The Chinese government recently has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us, such as New Overseas Listing Rules. Any such action could significantly limit or completely hinder E-Home’s ability to offer or continue to offer its securities to investors, and could cause the value of such securities to significantly decline or become worthless.

As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China, as well as the value of our securities, may also be adversely affected.

The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with any future offerings and certain events of the Company under New Overseas Listing Rules, and we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC.

On February 17, 2023, the CSRC released the New Overseas Listing Rules, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations relating to the CSRC’s filing requirements, we are not required to file with CSRC in accordance with the New Overseas Listing Rules immediately, but shall carry out filing procedures as required if we conduct any overseas offerings or fall within other circumstances that require filing with the CSRC. Given the current PRC regulatory environment, it is uncertain when and whether we and our PRC subsidiaries will be required to obtain other permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even if and when such permissions or approvals are obtained, whether they will be denied or rescinded. If we or any of our PRC subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

.

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

In response to the SEC’s July 30, 2021 statement, the CSRC announced on August 1, 2021, that “[i]t is our belief that Chinese and U.S. regulators shall continue to enhance communication with the principle of mutual respect and cooperation, and properly address the issues related to the supervision of China-based companies listed in the U.S. so as to form stable policy expectations and create benign rules framework for the market.” While the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures,” it emphasized that it “has always been open to companies’ choices to list their securities on international or domestic markets in compliance with relevant laws and regulations.” If any new legislation, executive orders, laws and/or regulations are implemented, if the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tension or if the Chinese government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the value of our securities.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, Provisions on Strengthening the Confidentiality and Archives Administration as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business.

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

The PRC National Security Law covers various types of national security, including technology security and information security. The Cybersecurity Review Measures that took effect on February 15,2022 revised Cybersecurity Review Measures expand the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Under the revised Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, such reviews would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. An operator that violates these measures shall be dealt with in accordance with the provisions of the PRC Cybersecurity Law and the PRC Data Security Law. As advised by our PRC counsel, Tian Yuan Law Firm, we believe that the cybersecurity review requirement under the revised Cybersecurity Review Measures for online platform operators in possession of personal information of over one million users going public in a foreign country does not apply to us or any of our PRC subsidiaries, because we became a public company with shares listed on Nasdaq before such Measures went into effect on February 15, 2022. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel.

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

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. Our subsidiaries in China provide home appliance services and housekeeping services and their business activities do not affect national security and they don’t have documents and materials which may adversely affect national security or public interests.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with the PRC Cybersecurity Law and the PRC Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices or service offerings could fail to meet all of the requirements imposed on us by the PRC Cybersecurity Law, the PRC Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in any offerings of our securities in the U.S. market.

We may be required to apply for a cybersecurity review under the Cybersecurity Review Measures

The Cybersecurity Review Measures which took effect on February 15,2022 expands the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Although the number of our registered users through the WeChat platform has reached over four million and we have access to certain information of our customers in providing services, uncertainties exist as to how to interpret the terms such as “possess” or “personal information” therein. E-Home or any of its PRC subsidiaries are not required to apply for a cybersecurity review with the CAC, because E-Home’s Ordinary Shares we relisted on Nasdaq before the effective date of the revised Cybersecurity Review Measures on February 15, 2022 and the requirement that “online platform operators with personal information of more than 1 million users which intends to go public abroad must apply to the Cybersecurity Review Office of the CAC for a cybersecurity review” set forth in Article 7 of the revised Cybersecurity Review Measures should not be applicable to E-Home or any of its subsidiaries. Further, we do not believe that E-Home or any of its subsidiaries constitutes an online platform operator under the draft Regulations on Network Data Security which were published for comments on November 14, 2021 by the CAC. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel.

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

Pursuant to Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed  companies due to their positions as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to the State Administration of Foreign Exchange or its local branches for the foreign exchange registration with respect to offshore special purpose companies. As E-Home Household Service Holdings Limited is an overseas listed company under PRC laws, we and our directors, executive officers and other employees who are PRC residents and who are granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by the State Administration of Foreign Exchange in February 2012, according to which, employees, directors, supervisors and other management members who are PRC residents participating in any stock incentive plan of an overseas publicly listed company are required to register with the State Administration of Foreign Exchange through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make our best efforts to comply with these requirements. However, there can be no assurance that they can successfully register with the State Administration of Foreign Exchange in full compliance with the rules. Failure to complete the registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

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

The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. Although our auditor is subject to inspection by the PCAOB, trading in E-Home’s securities may be prohibited under the HFCA Act if  it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist E-Home’s securities. Furthermore, a legislation entitled “Consolidated Appropriations Act, 2023” (“Consolidated Appropriations Act”) was signed into law on December 29, 2022, amending the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three.

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

In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on the PCAOB determination list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On December 29, 2022, Consolidated Appropriations Act was signed into law, amending the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three.

On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, the PCAOB issued its determinations (the “Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Accordingly, if E-Home is determined by the SEC to be an SEC identified issuer, we will incur additional costs in complying with the submission and disclosure requirements in the annual report for each year in which E-Home is identified. In the event that E-Home is deemed to have had two consecutive “non-inspection” years by the PCAOB, its securities will be prohibited from trading on any national securities exchange or over-the-counter markets in the United States.

The lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China and Hong Kong that are subject to the PCAOB inspections.

As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor, Enrome LLP, is not headquartered in mainland China or Hong Kong and was not identified in the report as a firm subject to the PCAOB’s determination on December 16, 2021, which was vacated on December 15, 2022. Enrome LLP is subject to inspection by the PCAOB and the audit work papers of E-Home including those of its Chinese subsidiaries are available for the PCAOB’s inspection.

Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

Risks Related to Our Ordinary Shares

The trading price of our ordinary shares has been and is likely to continue to be highly volatile, which could result in substantial losses to holders of our ordinary shares.

The trading price of our ordinary shares has been and is likely to continue to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The trading performances of other Chinese companies’ securities may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ordinary shares.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (as revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders. See “Item 10. Additional Information – B. Memorandum and Articles of Association - Description of Share Capital—Differences in Corporate Law.”

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands and listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we follow our home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”) by relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). Rule 5620(a) of the Rules requires that the Company to hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(c) of the Rules requires shareholder approval for share incentive plans; and Rule 5635(d) of the Rules requires shareholder approval for the issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d). We will continue to comply with other corporate governance requirements of the Nasdaq Listing Rules. However, we may consider following home country practice in lieu of additional requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

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

On June 14, 2022 and July 8, 2022, the Company and its wholly owned subsidiary, E-Home Hong Kong, entered into an equity transfer agreement with Zhongrun, a limited liability company established in China, and Ms. Ling Chen, the sole shareholder of Zhongrun, pursuant to which Ms. Chen agreed to transfer 55% and 20% of the equity interests in Zhongrun to E-Home Hong Kong. On July 30, 2022, the Company’s board of directors approved to acquire 100% of the equity interests of Chuangying and its subsidiaries from Lin Jianying.

Such transactions mentioned above allowed E-Home WFOE to have control over E-Home Pingtan, Fuzhou Bangchang, Zhongrun and Chuangying and their subsidiaries based and upon which we consolidated E-Home Pingtan, Fuzhou Bangchang, Zhongrun and Chuangying and their subsidiaries into our financial statements for the fiscal years ended June 30, 2023.

E-Home Pingtan is a holding company of the following subsidiaries: (i) 100% of the equity interests of Fuzhou Yongheng Xin Electric Co., Ltd., a limited liability company established under the laws of the PRC on October 12, 2004; (ii) 100% of the equity interests of Fujian Happiness Yijia Family Service Co., Ltd., a limited liability company established under the laws of the PRC on January 19, 2015; and (iii) 100% of the equity interests of Danyang Fumao Health Development Co., Ltd., a limited liability company established under the laws of the PRC on June 23, 2021. E-Home Pingtan also holds 20% of the equity interests of Fuzhou Fumao Health Science and Technology Co., Ltd. (“Fuzhou Fumao”), previously named Fuzhou Yiyanbao Information Technology Co., Ltd., a limited liability company established under the laws of the PRC on August 12, 2016. E-Home Pingtan reduced its shareholding in Fuzhou Fumao from 67% to 20% as of September 15, 2021 by completing the registration of the transfer of 47% equity interests in Fuzhou Fumao to certain individuals with local governmental authorities.

Corporate Structure

All of our business operations are conducted through our Chinese subsidiaries. The chart below presents our current corporate structure:

B. Business Overview

General

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e家快服” (“E-Home”), across 21 provinces in China. Currently, these services primarily include home appliance services and housekeeping services. For our home appliance services, we partner with individuals and service stores which provide the technicians to deliver the on-site services. We have partnerships with more than 2,000 individuals and service stores providing these services in China. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We currently have more than 2,800 cleaners providing our housekeeping or care services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services. In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair and maintenance of home appliances to delivery, installation, repair and maintenance of home appliances, home-moving and house cleaning. In addition, we have launched and are actively promoting our senior care services. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise. We currently have approximately 528 employees to support our operations.

The focus of our integrated household services will be adjusted based on different seasons and different locations. Most our home appliance services are conducted in Shandong, Henan and Hunan provinces, while our housekeeping and care services are mainly conducted in Fujian, Shandong and Guangxi provinces. We received over 1,273,111 and 1,319,141 service orders in the fiscal years ended June 30, 2022 and 2023, respectively. We believe that all services ordered were successfully delivered.

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

We market our brand and services through multiple channels, both online and offline. Online marketing is mainly done through WeChat events. Offline services are mainly promoted by clients from communities, institutions, training agencies and firms through peer-to-peer marketing. We also aim to deliver premium services to garner strong word-of-mouth referrals and enhance our brand recognition. The number of our registered members increased to more than 4,450,000 for the year ended June 30, 2023 and 3,600,000 for the year ended June 30, 2022 from about 2,800,000 for the year ended June 30, 2021. Registered members are those customers who followed our WeChat official account and provided their profiles, including their phone numbers or WeChat User IDs. Most of the orders for our services are placed from our registered members; therefore, we believe that the number of registered members is a key metric for our operations.

We have invested heavily in expanding and upgrading our business. In 2017, we acquired 67% of Fujian Happiness Yijia Family Service Co., Ltd. and 100% of Fuzhou Yongheng Xin Electric Co., Ltd. to support the expansion of our integrated household services and the training of our service providers. In 2021, we entered into equity transfer agreements to acquire 33% of Fujian Happiness Yijia Family Service Co., Ltd. (67% of which was previously owned by us). On June 14, 2022 and July 8, 2022, we and our wholly owned subsidiary, E-Home Hong Kong, entered into an equity transfer agreement with Zhongrun, a limited liability company established in China, and Ms. Ling Chen, the sole shareholder of Zhongrun, pursuant to which Ms. Chen agreed to transfer 55% and 20% of the equity interests in Zhongrun to E-Home Hong Kong. On July 30, 2022, our board of directors approved to acquire 100% of the equity interests of Chuangying and its subsidiaries from Lin Jianying. As of the date of this report, the above acquisitions have been closed.

During the fiscal year ended June 30, 2022, our business operations were adversely affected by the strict lockdown requirement for control of COVID-19 in China. For the year ended June 30, 2022, our revenue decreased to approximately $63.75 million from approximately $74.53 million for the year ended June 30, 2021, representing a decrease of approximately 14.46%, and our net income (loss) decreased from approximately a net profit of approximately $6.40 million to a net loss of approximately $5.43 million, representing a decrease of approximately 184.85%.

During the fiscal year ended June 30, 2023, our business operation remained stable. For the year ended June 30, 2023, our revenue increased to approximately $68.32 million from approximately $63.75 million for the year ended June 30, 2022, representing an increase of approximately 7.17%, and our net loss increased to approximately $36.24 million from $5.43 million for the year ended June 30, 2022, representing an increase of approximately 567.42%.

Our Services

Currently, our services mainly include home appliance services, housekeeping services and senior care services. Our test operations for senior care services began in February 2019 and have so far generated a growing revenue from this new segment. We also generate revenues from sales of pharmaceutical products and devices in PRC, and from providing educational consulting services through the subsidiaries we acquired during the fiscal year ended June 30, 2023.

Installation and Maintenance

We respond to service requests from homeowners who require assistance with technical home appliance installation and repair issues. We help customers protect and maintain their home system and appliance from unplanned breakdowns of essential home systems and appliances, which are typically expensive. We provide customers with efficient and convenient home appliance services such as installation, repair, maintenance and other after sale services. Our service providers are primarily located in rural-urban fringe areas of 21 provinces in China, and Shandong, Henan and Hunan provinces are the three provinces that have the most service providers.

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

As part of our installation and maintenance services, we also sell accessories when they need to be replaced during the provision of our home appliance services. The main types of accessories that we sell are control panels, electric boards, condensers, and compressors. Prices for these accessories range from RMB400 to RMB700 (approximately from $55.36 to $96.88). However, the price of some accessories such as TV screens could be much higher-up to RMB1,600 (approximately $221.43).

We purchase accessories from suppliers through unified purchasing channels, and the suppliers will distribute the accessories directly to our service providers. Service providers provide price information of the accessories before they provide relevant services to end customers.

We enter into a cooperation agreement with each of the individual service providers and service stores that provide our installation and maintenance services. Under our standard cooperation agreement, we agree to recommend customers to the service provider and assist it in conducting its business, and the service provider agrees to provide the services. The term of our standard cooperation agreement is for five years and may be terminated by either party if (i) such party’s business is suspended by governmental authorities; (ii) the parties have material disputes in the course of operation and fail to settle through friendly consultation; or (iii) parties fail to reach a renewal agreement before the contract expires. In addition, the service provider may terminate the cooperation agreement if our company is facing serious business operation difficulties, or committed fraud against customers and other serious illegal activities, and we may terminate the cooperation agreement if the service provider is facing serious operation difficulties, or committed fraud against customers, misappropriation of customer funds, or other serious illegal activities, or the internal management of the service provider has material issues that may have a material adverse impact on its ordinary course of business. Our standard cooperation agreement also contains a customary confidentiality provision. We have partnerships with more than 2,000 individuals and service stores in China. We normally receive approximately 40% of the fees for the services and the service provider receives approximately 60% of the fees, although terms will vary.

We are actively developing new business lines to diversify our revenue sources. In February 2019, we launched a home appliance service package for customers, whereby the customer pays a flat annual fee for the package, and we provide a warranty for a certain amount of customer’s home appliances.

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

Revenue from installation and maintenance services increased by $1,159,238, or 2.90%, to $41,177,200 for the year ended June 30, 2023 from $40,017,962 for the year ended June 30, 2022. Revenue from installation and maintenance services accounted for 60.27% of our total revenue for the year ended June 30, 2023, as compared to 62.77% for the year ended June 30, 2022. Due to the impact of COVID-19, revenue from installation and maintenance services decreased by 22.36% to approximately $40.02 million for the year ended June 30, 2022 from approximately $51.55 million for the year ended June 30, 2021. Installation and maintenance services accounted for approximately 62.77% and 69.17% of our total revenue for the years ended June 30, 2022 and 2021, respectively. Such decrease was primarily due to the strict COVID-19 lockdown requirements throughout China.

Housekeeping

In January 2018, we began providing housekeeping services, which include housecleaning, and maternity matron. Our current standard charge for housecleaning services is about RMB 50 (approximately $6.92) per hour. The minimum order for housecleaning services is four hours. During our fiscal year ended June 30, 2023 and 2022, we served approximately 856,500 and 739,900 customers, respectively.

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

We enter into housekeeping service agreements with each of our service providers. Under our standard housekeeping service agreement, the service provider is assigned certain customers and agrees to provide the services for that customer in accordance with our rules and procedures. As compensation, we are paying the service provider monthly at an hourly rate of RMB40 (approximately $5.54) per hour. A service provider typically works for about 120 hours per month. These service providers are considered independent contractors and not employees, so we are not required to obtain labor, medical or other insurance for the service providers. We provide the service providers with access to our ordering platforms. The service providers are not permitted to accept cash from customers. All payments by customers must be made through our platforms. We also provide the service providers with necessary training. After orders are completed, we obtain customer feedback and work with the service providers to address any issues. Our standard housekeeping service agreement is for a term of one (1) year and may be terminated by either party for cause. The agreement may also be terminated by us if the customer accepts customer payments directly and such violation is material.

Revenue from housekeeping services amounted to $17,210,122 for the year ended June 30, 2023, representing an increase of $869,212, or 5.32%, from $16,340,910 for the year ended June 30, 2022. Revenue from housekeeping services accounted for 25.19% of our total revenue for the year ended June 30, 2023, as compared to 25.63% for the year ended June 30, 2022. Revenue from housekeeping services amounted to approximately $16.34 million, or 25.63% of total revenue, for the year ended June 30, 2022, representing a decrease by approximately $0.45 million, or 2.69%, from approximately $16.79 million for the year ended June 30, 2021.

Senior Care Services

We have launched and are actively promoting our senior care services. We began test operations for these services in February 2019 and generated approximately $7.39 million and $6.52 million of revenues during the fiscal year ended June 30, 2022 and 2023, respectively. This service primarily targets the senior population over 60 years old. We are partnering with senior associations to develop an internet based at-home senior care service program. As part of this program, we developed a customizable smart wristwatch with functions such as time, blood pressure measurement, heart rate measurement, pedometer, locator, and calling. The manufacture of this smart watch is outsourced to Guangzhou 100ecare Technology Ltd., or Guangzhou 100ecare, a Shenzhen based professional smart products manufacturer. Guangzhou 100ecare also provides relevant technical services to us so that we can receive real-time customer physical conditions transmitted from their smart wristwatches, such as heart rates, blood pressures and locations.

We offer free watches to beginning level customers and charge them an annual fee, which is currently RMB599 (approximately $82.89). Half of this fee is to pay for the services provided by community doctors, who establish health records for customers and provide them basic health consultation services, including Traditional Chinese Medicine consultation. The remaining half is collected by us. We receive the customer’s heart rate, blood pressure changes and location, and connect to community doctors in real time. We will charge additional fees if our customers request extra services, such as accompanying the customers to hospitals for treatment, preparing Chinese herbal decoctions or assigning personnel to take care of the seniors. To promote our senior care services, we offer certain incentives and discounts for the services such as installation and maintenance services and housekeeping services when requested by our watch users. For instance, we waive visit fees and only charge material fees if they use our installation and maintenance services. These customers will be able to go to our senior care center to enjoy a series of services including nursery, medical and housekeeping until their natural death. Advanced level customer services are exclusively offered to seniors over 60 years old. We currently only have beginning level customers.

As of June 30, 2023, we had received about 203,910 senior care orders. We are cooperating with about 75 community doctors and have ordered approximately 153,500 smart wristwatches and leased 60 cars as well as 3 villas to support and develop our senior care services. With Guangzhou 100ecare we have developed a system, which is used in our services to help our customers monitor main health indicators like heart rate and blood pressure.

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2023, we had 450 full-time sales and marketing personnel, each of whom is responsible for a designated sales region. Our general marketing efforts are designed to build brand awareness and reputation. We market our services to both homeowners and businesses through online and offline marketing activities, including advertisements via various social media channels such as WeChat, marketing partnerships, various offline marketing events hosted by our local employees, and through our sales teams. We offer service discounts or promotions from time to time to stimulate customer orders. We launch different service events based on different seasons. For example, people tend to maintain and clean their air conditioners between April and May, so we will mainly promote and provide home appliance services in this time period each year.

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

Regulations

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

On February 15, 2022, the Cyberspace Review Measures took effect. The scope of review extends to critical information infrastructure operators, data processors carrying out data processing activities, and national security risks related to a non-PRC listing, especially the “risks of core data, important data or substantial personal information being stolen, leaked, damaged, illegally used or exported; risks of Critical Information Infrastructure, core data, important data or substantial personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.” According to Article 6 of the Cyberspace Review Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing abroad. Besides, where any activities affect or may endanger national security during the purchase of network products and services by key information infrastructure operators or the data processing by data workers, cybersecurity reviews should be conducted in accordance with the Cyberspace Review Measures.

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

In addition, the PRC government has announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 called for:

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

On February 17, 2023, China Securities Regulatory Commission (“CSRC”) released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing on or before effective date of the new rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations.

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

D. Facilities

Our corporate headquarters are located in Fuzhou City, China, where we own an area of approximately 1,000 square meters which was purchased in November 2021 and put into use in September 2022.

On December 22, 2017, in connection with the development of our senior care services, we entered into a lease agreement with Fujian Focus Media Co., Ltd., under which we obtained the right of use of Fuzhou Shoushan Waterfall Scenic Area and leased seven villas located in Lingtou Village of Jinan District of Fuzhou City. The term of the lease agreement is 20 years expiring on December 31, 2037. On March 12, 2019, we entered into a supplemental lease agreement with Fujian Focus Media Co., Ltd., pursuant to which beginning on April 1, 2019, we ceased leasing of four villas out of the seven villas originally leased starting from April 1, 2019. Pursuant to the supplemental lease agreement, the consideration of RMB15 million (approximately $2.2 million) for the right of use of Fuzhou Shoushan Waterfall Scenic Area remained unchanged, and we have paid off this amount in full. The rental payment for the remaining three villas shall be made every five years, which is RMB4,950,000 (approximately $720,031) for the period of 2023-2027 (due and payable in 2022), RMB5,445,000 (approximately $792,035) for the period of 2028-2032 (due and payable in 2027), and RMB5,989,500 (approximately $871,238) for the period of 2033-2037 (due and payable in 2032). When the lease expires, we have the priority to renew.

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

A. Operating Results

Overview

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e家快服” (“E-Home”), across 21 provinces in China. Currently, these services primarily include home appliance services and housekeeping services. For our home appliance services, we partner with individuals and service stores which provide the technicians to deliver the on-site services. We have partnerships with more than 2,000 individuals and service stores providing these services in China. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We currently have more than 2,800 cleaners providing our housekeeping services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services. In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair and maintenance of home appliances to delivery, installation, repair and maintenance of home appliances, home-moving and house cleaning. We have also launched and are actively promoting our senior care services, but so far we have only generated a limited amount of revenue from these services. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise. We currently have approximately 528 employees to support our operations.

We also generate revenues from sales of pharmaceutical products and devices to our customers, in PRC, and from providing educational consulting services to our customers through our subsidiaries acquired during the fiscal year ended June 30, 2023.

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

During the fiscal year ended June 30, 2023, our business operation remained stable. For the year ended June 30, 2023, our revenue increased to approximately $68.32 million from approximately $63.75 million for the year ended June 30, 2022, representing an increase of approximately 7.17%, and our net loss increased from approximately $36.24 million to $5.43 million for the year ended June 30, 2022, representing an increase of approximately 567.42%.

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

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but it is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Our Reportable Segments

As of June 30, 2023, our operations are organized into five reportable segments: installation and maintenance services, housekeeping services, senior care services, sales of pharmaceutical products and educational consulting services. Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins.

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

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. We adopted ASC 842 effective as of the beginning of the first period presented by using a modified retrospective transition approach in the accompanying financial statements of our company. The adoption of this standard had a material impact on our financial position, with no material impact on the results of operations and cash flows.

Revenue Recognition

We adopted Accounting Standards Codification No. 606, Revenue from Contracts with Customers (ASC 606) beginning January 1, 2018 and elected to adopt ASC 606 under the modified retrospective method. This guidance was applied retrospectively to the most current period presented in our consolidated financial statements. The adoption of ASC 606 did not have a material impact on the consolidated financial statements of our company.

We generate revenues primarily from installation & maintenance services, housekeeping services, senior care services, sales of household appliance accessories and sales of E-watches. We sell our goods and services through a third-party service provider WeChat platform. Our revenues are subject to value added tax (“VAT”). To record VAT payable, we use the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. We consider revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Installation& maintenance

Installation and maintenance services mainly consisting of the following services: technical home installation and repair, maintenance and other after sale services. Revenues from installation and maintenance services are recognized at a point in time once the service is transferred to the customer. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We act as principal and has contracts with third-party service providers (i.e., service outlets) who acts as agents. We are responsible for market development and providing the customer information to the service provider, directing the outlet to provide services and coordination with the customer, while the service provider provides the door-to-door service. The price of services is set by our company and the service provider is only responsible for collection of payments. When our end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, we are still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, we will communicate directly with the end customer. The service provider is not obligated to pay our company. To minimize our risk, the service provider will remit payment of any outstanding receivables each month.

Housekeeping services

Housekeeping services refer to services including housecleaning, nanny service, maternity matron and personnel staffing. Revenues from housekeeping are recognized at a point in time upon completion of services to the customer based on the relative selling price method. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine it is a principal and recognizes revenues at the gross amount received for the services.

Senior care services

Senior care services refer to services including heart rate test, daily steps count, location and track record, call for help by Wechat or phone, and other care services rendered to senior customers through an E-watch, which is given to the customers when they pay the annual fees. The customers sign a contract for the services with our company. The contract term is normally one year. The revenues from senior care services are allocated into the revenue from the E-watch sold and the revenue of the services provided. Revenues from the E-watch sold are recognized at a point in time once customers receive the E-watch and the revenues from the services provided are recognized over the service period. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine it is a principal and recognizes revenues at the gross amount received for the services.

Disaggregation of revenue from contracts with customers

During the process of performing the installation and maintenance services, we also sell household appliance accessories such as air conditioner parts to its customers according to the customers’ needs. We did not sell these household appliance accessories separately. The senior care services consist of the sale of E-watch and the care services. The E-watch cannot be sold to the customers solely without the care services, and the care services should be rendered by the E-watch. Consequently, we regard these operating activities as operating in one material segment, being the revenue of senior care services.

Based on the above discussion, we disaggregated sales of household appliance accessories from installation and maintenance revenue and senior care services revenue into the sales of the E-watch and the care service. Sales of household appliance accessories and E-watches are recognized in revenue at a point in time while revenue from care service is recognized over a period.

Sales of pharmaceutical products

We also generate revenues from sales of pharmaceutical products and devices to its customers in PRC. Under the adoption of ASC 606, we recognized revenues in a manner to depict the transfer of goods to a customer at an amount that reflects the consideration expected to be received in exchange for those goods. We consider revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

We consider customer purchase orders to be the contracts with a customer. As part of its consideration of the contract, we evaluate certain factors including the customer’s ability to pay (or credit risk). For each contract, we consider the promise to transfer products, each of which is distinct, to be the identified performance obligations. We consider whether the nature of its promise is a performance obligation to provide the specified goods itself (that is, the entity is a principal) or to arrange for the other party to provide those goods (that is, the entity is an agent). We determine it is a principal and recognizes revenues at the gross amount received for the goods. We control the specified good before that good is transferred to its customers based on the following indicators: (1) we are primarily responsible for fulfilling the promise to provide the specified good, (2) we bear the inventory risk before or after (i.e., customer has a right of return) the specified good has been transferred to a customer, (3) we have discretion in setting the price for the specified good.

In determining the transaction price, we evaluate whether the price is subject to refund or adjustment to determine the net consideration to which we expect to be entitled. We provide its customers with rights to return the sold goods for several days after the customers’ acceptance of the goods and can reasonably estimates return provision for the goods. The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. We analyzed historical refund claims for defective products and concluded that they have been immaterial since we can return the goods returned from the customers to our suppliers.

Revenues are reported net of all VAT. As our standard payment terms are less than one year, we have elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. We allocate the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied at a point in time), which typically occurs at delivery. Prices are determined based on negotiations with our customers when signing the contracts and are not subject to adjustment.

Educational consulting services

We also generate revenues from providing educational consulting services to its customers. Revenues from educational consulting services are recognized at a point in time upon completion of services to the customer based on the relative selling price method. We consider whether the nature of our promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine it is a principal and recognizes revenues at the gross amount received for the services.

Recent Accounting Pronouncements

We consider the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for our fiscal years, and interim periods within those fiscal years beginning April 1, 2022. Early adoption is permitted. We adopted this guidance on July 1, 2022 and the adoption of this new guidance had no material impact our consolidated financial statements.

In August 2020, the FASB issued Accounting Standards Update (ASU) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with our current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Early adoption is permitted. We adopted this guidance on July 1, 2022 and the adoption of this new guidance had no material impact our consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer recognizes and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for our company for the year ending March 31, 2024 and interim reporting periods during the year ending March 31, 2024. Early adoption is permitted. We do not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for our company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted. We do not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

We do not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on our consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2023 and 2022

The following table shows key components of our results of operations during the years ended June 30, 2023 and 2022, in dollars and as a percentage of our total revenue.

	Year Ended June 30, 2023		Year Ended June 30, 2022
	Amount	% of Revenue	Amount	% of Revenue
Revenues
Installation and Maintenance	$41,177,200	60.27	$40,017,962	62.77
Housekeeping	17,210,122	25.19	16,340,910	25.63
Senior care services	6,515,953	9.54	7,392,221	11.60
Sales of pharmaceutical products	2,368,071	3.47	-	-
Educational consulting services	1,050,397	1.53	-	-
Total revenues	68,321,743	100.00	63,751,093	100.00
Total cost of revenues	49,764,098	72.84	44,394,575	69.64
Operating expenses
Sales and marketing expenses	22,691,231	33.21	11,989,919	18.81
General and administrative expenses	26,230,966	38.39	8,219,584	12.89
Total operating expenses	48,922,197	71.60	20,209,503	31.70
Loss from operations	(30,364,552)	(44.44)	(852,985)	(1.34)
Other income (expenses)
Interest income	229,045	0.34	182,558	0.29
Interest expenses	(791,749)	(1.16)	(257,766)	(0.41)
Accretion of financing cost	(1,376,458)	(2.01)	(397,153)	(0.62)
Fair value loss – Financial instruments	(3,747,100)	(5.48)	(1,996,249)	(3.13)
Other income (expenses), net	94,900	0.14	(14,538)	(0.02)
Total other expenses	(5,591,362)	(8.17)	(2,483,148)	(3.89)
Loss before income taxes	(35,955,914)	(52.61)	(3,336,133)	(5.23)
Income tax expense	(286,335)	(0.42)	(2,094,076)	(3.37)
Net loss	$(36,242,249)	(53.03)	$(5,430,209)	(8.60)
Net loss attributable to non-controlling interests	(1,235,410)	(1.81)	-	-
Net loss attributable to company shareholders	(35,006,839)	(51.22)	(5,430,209)	(8.60)

Revenue. We mainly generate revenue from providing installation and maintenance services, housekeeping services and senior care services to our customers. We also generate revenues from sales of pharmaceutical products and devices to our customers in PRC, and from providing educational consulting services to our customers. Our total revenue was $68,321,743 for the year ended June 30, 2023, representing an increase of $4,570,650, or 7.17%, compared to $63,751,093 for the year ended June 30, 2022. Such increase was due to an increase of $1,159,238 in revenue from installation and maintenance, an increase of $869,212 in revenue from our housekeeping services, and revenue of $2,368,071 from sales of pharmaceutical products and revenue of $1,050,397 from providing educational consulting services, which are our newly acquired segment this year.

Revenue from installation and maintenance services increased by $1,159,238, or 2.90%, to $41,177,200 for the year ended June 30, 2023 from $40,017,962 for the year ended June 30, 2022. Revenue from installation and maintenance services accounted for 60.27% of our total revenue for the year ended June 30, 2023, as compared to 62.77% for the year ended June 30, 2022.

Revenue from housekeeping services amounted to $17,210,122 for the year ended June 30, 2023, representing an increase of $869,212, or 5.32%, $16,340,910 for the year ended June 30, 2022. Revenue from housekeeping services accounted for 25.19% of our total revenue for the year ended June 30, 2023, as compared to 25.63% for the year ended June 30, 2022.

For the year ended June 30, 2023, we generated revenue from senior care services in an amount of $6,515,953, representing a decrease of $876,268, or 11.85%, from $7,392,221 for the year ended June 30, 2022. Such decrease was mainly due to the decrease in the price of our senior care services. During the fiscal year ended June 30, 2023, we decrease the annual fee of our senior care services from RMB 699 to RMB 599. Revenue from senior care services accounted for 9.54% of our total revenue for the year ended June 30, 2023, as compared to 11.60% for the year ended June 30, 2022.

In addition, we also generated revenues from sales of pharmaceutical products and devices to our customers in PRC, and from providing educational consulting services to our customers. For the year ended June 30, 2023, we generated revenue of $2,368,071 from sales of pharmaceutical products and $1,050,397 from educational consulting services, respectively. Revenue from sales of pharmaceutical products and educational consulting services accounted for 3.47% and 1.54% of our total revenue for the year ended June 30, 2023, respectively.

Cost of revenue. Our cost of revenue includes service fees paid to staff, outlets and suppliers for the services rendered and the cost of accessories sold. Our cost of revenue decreased by $5,369,523, or 8.11%, from $44,394,575 for the year ended June 30, 2022 to $49,764,098 for the year ended June 30, 2023. Such increase was in line with our increased revenue.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff involved in selling and marketing efforts, advertising cost, depreciation, travel and leasing expenses. Our sales and marketing expenses increased by $10,701,312, or 89.25%, to $22,691,231 for the year ended June 30, 2023 from $11,989,919 for the year ended June 30, 2022. Such increase primarily due to the increased marketing costs for renting billboards and the increased promotion fee we paid to our service outlets to increase our orders. As a percentage of revenue, sales and marketing expenses increased from 18.81% for the year ended June 30, 2022 to 33.21% for the year ended June 30, 2023.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance, benefits, office leases, general office expenses, depreciation and amortization expenses and impairment losses. Our general and administrative expenses increased by $18,011,382, or 219.13%, to $26,230,966 for the year ended June 30, 2023 from $8,219,584 for the year ended June 30, 2022. Such increase was due to the impairment losses for goodwill and intangible assets we acquired from business combinations of $8,846,867 and $6,551,529, respectively, and increased depreciation and amortization expenses of $2,105,587 for property and equipment and intangible assets we acquired from business combinations. As a percentage of revenue, general and administrative expenses increased from 8.93% for the year ended June 30, 2022 to 38.39% for the year ended June 30, 2023.

Loss from operations. As a result of the foregoing, we recorded loss from operations of $30,364,552, representing an increase of $29,511,567, or 3459.80%, as compared to loss from operations of $852,985 for the year ended June 30, 2022. The increase of loss from operations was mainly due to the increase of sales and marketing expenses in the amount of $10,701,312 and increase of general and administrative expenses in the amount of $18,011,382.

Total other income (expenses). We recorded total other expenses of $5,591,362 for the year ended June 30, 2023, as compared to total other expense of $2,483,148 for the year ended June 30, 2022.

Total other expenses, net, for the year ended June 30, 2023 consisted of interest expenses in the amount of $791,749, accretion of financing cost caused by issuance of Convertible Notes in the amount of $1,376,458, fair value loss of ordinary shares issued related to the potential acquisition of Lianbao and Youyou in the amount of $3,747,100, offset by interest income in the amount of $229,045 and other income in the amount of $94,900. Total other expenses, net, for the year ended June 30, 2022 consisted of interest expense in the amount of $257,766, accretion of financing cost caused by issuance of Convertible Notes in the amount of $397,153, fair value loss of ordinary shares issued related to the potential acquisition of Lianbao in the amount of $1,996,249 and foreign currency exchange income in the amount of $13,749, offset by interest income in the amount of $182,558 and government subsidy in the amount of $7,733.

Income tax expense. We recorded income tax expenses of $286,335 for the year ended June 30, 2023, representing a decrease of $1,807,741, or 86.33%, as compared to $2,094,076 for the year ended June 30, 2022. The decrease in the income tax expense mainly resulted from the decrease in the income before income taxes from our PRC subsidiaries. See also “—Taxation” above.

Net loss. As a result of the cumulative effect of the factors described above, our net loss attributable to our shareholders increased by $30,812,040, or 565.21%, to $36,242,249 for the year ended June 30, 2023 from $5,430,209 for the year ended June 30, 2022.

Comparison of Fiscal Years Ended June 30, 2022 and 2021

The following table shows key components of our results of operations during the years ended June 30, 2022 and 2021, in dollars and as a percentage of our total revenue.

	Year Ended June 30, 2022		Year Ended June 30, 2021
	Amount	% of Revenue	Amount	% of Revenue
Revenue
Installation and Maintenance	$40,017,962	62.77	$51,546,235	69.17
Housekeeping	16,340,910	25.63	16,792,722	22.53
Senior care services	7,392,221	11.60	6,038,814	8.10
Sublease	-	-	147,663	0.20
Total revenue	63,751,093	100.00	74,525,434	100.00
Total cost of revenue	44,394,575	69.64	48,311,398	64.83
Operating expenses
Sales and marketing expenses	11,989,919	18.81	10,279,274	13.79
General and administrative expenses	8,219,584	12.89	6,869,419	9.22
Total operating expenses	20,209,503	31.70	17,148,693	23.01
Income (Loss) from operations	(852,985)	(1.34)	9,065,343	12.16
Other income (expenses)
Interest income	182,558	0.29	110,889	0.14
Interest expenses	(257,766)	(0.41)	(25,509)	(0.03)
Accretion of financing cost	(397,153)	(0.62)
Fair value loss – Financial instruments	(1,996,249)	(3.13)
Government subsidy	7,733	0.01	908,051	1.22
Foreign currency exchange loss	(22,271)	(0.03)	13,749	0.02
Total other income (expenses)	(2,483,148)	(3.89)	1,007,180	1.35
Income (Loss) before income taxes	(3,336,133)	(5.23)	10,072,523	13.52
Income tax expense	(2,094,076)	(3.37)	(3,672,624)	(4.93)
Net income (loss)	(5,430,209)	(8.60)	6,399,899	8.59
Net income (loss) attributable to non-controlling interests	-	-	(9,033)	(0.01)
Net income (loss) attributable to company shareholders	$(5,430,209)	(8.60)	$6,408,932	8.60

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

In addition, we sublease our operating leased right-of-use hotel. For the years ended June 30, 2022 and 2021, the sublease income of operating lease right-of-use assets were $0 and $147,663, respectively.

Cost of revenue. Our cost of revenue includes service fees paid to staff, outlets and suppliers for the services rendered and the cost of accessories sold. Our cost of revenue decreased by $3,916,823, or 8.11%, from $48,311,398 for the year ended June 30, 2021 to $44,394,575 for the year ended June 30, 2022. Such decrease was in line with our decreased revenue.

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

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance, benefits, office leases, general office expenses and depreciation. Our general and administrative expenses increased by $1,350,165, or 19.95%, to $8,219,584 for the year ended June 30, 2022 from $6,869,419 for the year ended June 30, 2021. Such increase was due to the increasing costs for supporting our expanding business and the increased compliance costs during our initial public offering period. As a percentage of revenue, general and administrative expenses increased from 8.93% for the year ended June 30, 2022 to 12.89% for the year ended June 30, 2021.

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

Net income (loss). As a result of the cumulative effect of the factors described above, our net income attributable to our shareholders decreased by $11,830,108, or 184.85%, to a net loss of $5,430,209 for the year ended June 30, 2022 from a net profit of $6,408,932 for the year ended June 30, 2021.

B. Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents of $71,252,380. We finance our operations, working capital needs and strategic investments from cash generated through operations and through debt and equity financing.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended June 30,
	2021	2022	2023
Net cash provided by (used in) operating activities	$8,670,915	$4,373,806	$(8,405,064)
Net cash used in investing activities	(5,610,280)	(7,400,320)	(65,202,634)
Net cash provided by financing activities	21,661,293	7,350,985	95,536,256
Net increase in cash and cash equivalents	24,721,928	4,324,471	21,928,558
Effect of currency translation	$2,666,345	$(1,892,891)	$(5,518,230)
Cash and cash equivalents at beginning of the year	25,022,199	52,410,472	54,842,052
Cash and cash equivalents at end of the year	52,410,472	54,842,052	71,252,380

Operating Activities

Net cash used in operating activities was $8,405,064 for the year ended June 30, 2023, as compared to net cash provided by operating activities of $4,373,806 for the year ended June 30, 2022. For the year ended June 30, 2023, net loss in the amount of $36,242,249, change in advance to suppliers in the amount of $1,102,585, change in operating lease liabilities in the amount of $729,571, change in taxes payable in the amount of $504,831, change in inventories in the amount of $144,611 and change in accounts receivables in the amount of $210,146, offset by impairment loss in the amount of $15,518,178, change in accounts payable and accrued expenses in the amount of $5,299,024, fair value loss of ordinary shares issued related to the acquisition of Lianbao and Youyou in the amount of $3,747,100, depreciation and amortization in the amount of $2,257,790, accretion of financing cost of Convertible Notes of $1,376,458, interest expenses in the amount of $791,749, amortization of right-of-use assets in the amount of $692,557, change in prepayments, deposits and other current assets in the amount of $475,241, income tax expense in the amount of $286,335 and shares issued to directors and consultants of $106,000.

Net cash provided by operating activities was $4,373,806 for the year ended June 30, 2022, as compared to $8,670,915 for the year ended June 30, 2021. For the year ended June 30, 2022, income tax expense in the amount of $1,883,689, interest expense in the amount of $257,767, depreciation and amortization in the amount of $152,203, amortization of right-of-use assets in the amount of $708,159, accretion of financing cost of Convertible Notes of $397,153, shares issued to directors and consultants of $630,500, fair value loss of ordinary shares issued related to the potential acquisition of Lianbao of $1,996,249, inventories in the amount of $235,071, long-term prepayments and other non-current assets in the amount of $1,546,527, and accounts payable and accrued expenses in the amount of $3,218,541, offset by net loss of $5,484,337, account receivables in the amount of $85,321, prepayments, deposits and other current assets in the amount of $19,980 and taxes payable in the amount of $1,326,930 were the primary drivers of the cash provided by operating activities.

Net cash provided by operating activities was $8,670,915 for the year ended June 30, 2021, as compared to $3,816,486 for the year ended June 30, 2020. For the year ended June 30, 2021, the net income of $6,399,899, income tax expense in the amount of $3,672,624, interest expense in the amount of $25,509, depreciation and amortization in the amount of $27,084, amortization of right-of-use assets in the amount of $584,813, loss on disposal of property and equipment in the amount of $489,178, shares issued to directors of $213,840, account receivables, net, in the amount of $1,093,322, long-term prepayments and other non-current assets in the amount of $2,875,495, and accounts payable and accrued expenses in the amount of $2,482,455, offset by prepayments, deposits and other current assets in the amount of $4,968,939 and taxes payable in the amount of $3,989,279 were the primary drivers of the cash provided by operating activities.

Investing Activities

Net cash used in investing activities was $65,202,634 for the year ended June 30, 2023. Net cash used in investing activities for the year ended June 30, 2023 consisted of deposits for purchase of land and properties in the amount of $60,000,000, cash lent to related parties in the amount of $4,295,120, purchases of property and equipment in the amount of $887,838 and purchase of intangible assets in the amount of $19,676.

Net cash used in investing activities was $7,400,320 for the year ended June 30, 2022. Net cash used in investing activities for the year ended June 30, 2022 consisted of cash paid for purchase of our new office property and vehicles in the amount of $4,607,297, cash paid for right-of-use-assets costs in the amount of $2,521,104, cash paid for acquisition of non-controlling interest in Fujian Happiness Yijia Family Service Co., Ltd. (“HAPPY”) in the amount of $466,888, long-term investment in Fuzhou Fumao in the amount of $941,073, offset by refunds from potential acquisitions in the amount of $1,136,042.

Net cash used in investing activities was $5,610,280 for the year ended June 30, 2021. Net cash used in investing activities for the year ended June 30, 2021 consisted of right-of-use-assets costs in the amount of $132,336, cash paid for land deposits in the amount of $1,816,102, deposits made for potential acquisitions of $3,400,000 and purchase of property and equipment in the amount of $261,843, offset by lease principal refund in the amount of $80,531.

Financing Activities

Net cash provided by financing activities was $95,536,256 for the year ended June 30, 2023 which consisted of proceeds from issuance of ordinary shares in the amount of $92,979,677, proceeds from short-term loan of $1,402,203 and temporary loan from related parties of $1,630,511, offset by repayment of convertible note in the amount of $400,000 and payment for financial leases in the amount of $76,135.

Net cash provided by financing activities was $7,350,985 for the year ended June 30, 2022 which consisted of proceeds from issuance of Convertible Note in the amount of $8,445,000 and offset by payment of convertible note issuance cost in the amount of $1,094,015.

Net cash provided by financing activities was $21,661,293 for the year ended June 30, 2021 which consisted of net proceeds from initial public offering in the amount of $21,661,293.

Capital Expenditures

We made capital expenditures of $5,610,280, $7,400,320 and $65,202,634 during the years ended June 30, 2021, 2022 and 2023, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment, including office equipment, electronic equipment and motor vehicles, and the right-of-use asset for Fuzhou Shoushan Waterfall Scenic Area. We plan to continue to make capital expenditures to meet the needs from the growth of our business.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from June 30, 2022 to June 30, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Policies and Estimates

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date hereof.

NAME	AGE	POSITION
Wenshan Xie	50	Chairman and Chief Executive Officer
Chunsheng Zhu	58	Chief Financial Officer and Director
Chunming Xie	28	Director
Yijing Ye	58	Independent Director
Jianhua Wang	51	Independent Director
Heung Ming Henry Wong	54	Independent Director

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

Chunming Xie. Ms. Xie has served as a securities affairs representative of the Company since May 2021. Before joining the Company, Ms. Xie was the operating manager of Shanghai Xinggong Technology Co., Ltd. from June 2018 to April 2021. Ms. Xie graduated from Shanghai University of Political Science and Law in June 2018 with a Bachelor of Laws degree.

Yijing Ye. Ms. Ye has served as our independent director since May 14, 2021. She has more than 20 years of extensive experience relating to financial analysis, accounting and financial management. Since 2009, Ms. Ye has been the Chief Financial Officer of Easen International, Inc., an international firm headquartered in San Diego that provides environmental and financial services for industrial clients, international development organizations and government agencies. From 2005 to 2009, she was a financial specialist at Easen International, Inc.’s Shanghai office. From 1999 to present, Ms. Ye has also acted as a freelance international consultant and participated in more than 30 international projects financed by various international organizations, such as the Asian Development Bank, the World Bank and the International Finance Corporation, in which she served as the international financial specialist, performing institutional, accounting, financial and economic assessment, forecasting, and comprehensive analysis using self-designed models or models approved by the banks. Ms. Ye holds a master’s degree in financial engineering from Shanghai Jiao Tong University, a Master of law in economics from Wuhan University, and a Bachelor of Science degree in finance and banking from Shanghai University of Finance and Economics.

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

Heung Ming Henry Wong. Mr. Wong has served as an independent director of the Company since March 2023. Mr. Wong has served as an Independent Director of Nature Wood Group Ltd. (Stock Ticker: NWGL) since September 14, 2023. Previously, Mr. Wong has served as an Independent Director of Shansheng Holding (Group) Limited, a company listed on the Hong Kong Stock Exchange (Stock Code: 2183), since August 1, 2022, and Ostin Technology Group, a publicly traded company on the NASDAQ Stock Exchange (Stock Ticker: OST), since April 26, 2022. Mr. Wong has also served as an Independent Non-Executive Director at Helen’s International Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock Code: 9869) since August 30, 2021, and TD Holdings , Inc, a publicly traded company on the NASDAQ Stock Exchange (Stock Ticker: GLG), since April 27, 2021, respectively.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Executive Compensation

For the fiscal year ended June 30, 2023, the aggregate cash compensation and benefits that we paid to our executive officers was approximately $136,086.

Director Compensation

For the fiscal year ended June 30, 2022, we granted 5,000 ordinary shares to each of our independent directors, Yijing Ye, Jianhua Wang, Ratansha Vakil, and Mark W. Willis, under the 2022 Equity Incentive Plan as compensation for their services. For the fiscal year ended June 30, 2022, we granted an aggregate of 500,000 shares to Wenshan Xie, chairman of the board and chief executive officer of the Company, under the 2022 Equity Incentive Plan as compensation for his services. We did not pay other compensation to our directors. Other than as described above, none of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the fiscal years ended June 30, 2023 and 2022. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our non-employee directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these agreements, each of our executive officers is employed for an initial term of one year, and will be renewed automatically thereafter for successive one-year terms unless a one-month notice of non-renewal is given by one party to the other.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits.

We may terminate the executive officer’s employment for cause, for certain acts, such as  the executive officer’s willful and continued failure to substantially perform his/her duties hereunder (other than as a result of total or partial incapacity due to physical or mental illness), dishonesty in the performance of the executive officer’s duties, an act or acts on the executive officer’s part constituting a felony under the laws of the PRC or of the United States or any state , any other act or omission which is materially injurious to the financial condition or business reputation of the Company or any of its subsidiaries or affiliates, or the executive officer’s breach of non-competition, non-solicitation and confidentiality clauses of the employment agreement.

Each of our executive officers has agreed to keep in strict confidence all non-public information relating to the business, financial condition and other aspects of the Company, including but not limited to trade secrets, business methods, products, processes, procedures, development or experimental projects, plans, service providers, customers and users, intellectual property, information technology and any other information which is material to the Company’s business operations, and without the prior express written approval of the Company, may not disclose or provide to any person, firm, corporation or entity such non-public information, and may not use such non-public information for any purpose other than to fulfill his responsibilities as an officer in the best interest of the Company.

Share Incentive Plans

2022 Plan

The Board of Directors of the Company approved and adopted the Company’s 2022 Equity Incentive Plan (the “2022 Plan”) on May 9, 2022. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2022 Plan is limited to 5,000,000 shares. The share number is pre-September 2022 Reverse Stock Split, pre-April 2023 Reverse Stock Split and pre–September 2023 Reverse Stock Split.

As of November 3, 2023, 3000 shares were granted and outstanding under the 2022 Plan. The following paragraphs summarize the terms of the 2022 Plan:

Eligible Award Recipients. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants and Directors after the receipt of Awards.

Available Awards. Awards that may be granted under the Plan include: (a) Incentive Share Options, (b) Non-qualified Share Options, (c) Share Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards.

Authority of Committee. The 2022 Plan shall be administered by the Committee or, in the Board’s sole discretion, by the Board.

Shares Subject to the 2022 Plan. Subject to adjustment, a total of 5,000,000 Ordinary Share shall be available for the grant of Awards under the 2022 Plan.

Term. Subject to the provisions of regarding Ten Percent Shareholders, no Incentive Share Option shall be exercisable after the expiration of 10 years from the Grant Date. The term of a Non-qualified Share Option granted under the Plan shall be determined by the Committee; provided, however, no Non-qualified Share Option shall be exercisable after the expiration of 10 years from the Grant Date.

On June 22, 2022, the granted 5,000 ordinary shares (3 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 12, 2023 and September 25, 2023) to each of our independent directors, Yijing Ye, Jianhua Wang, Ratansha Vakil, and Mark W. Willis, under the 2022 Equity Incentive Plan as compensation for their services. On June 22, 2022, we granted an aggregate of 500,000 shares (250 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 12, 2023 and September 25, 2023) to Wenshan Xie, chairman of the board and chief executive officer of the Company, under the 2022 Equity Incentive Plan as compensation for his services.

2023 Plan

The Board of Directors of the Company approved and adopted the Company’s 2023 Share Incentive Plan (the “2023 Plan”) on May 15, 2023. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2023 Plan is limited to 6,000,000 shares. The share number is pre September 2023 Reveres Stock Split.

As of November 3, 2023, 260,000 post reverse split shares were granted and outstanding under the 2023 Plan. The following paragraphs summarize the terms of the 2023 Plan:

Administration of the Plan The authority to manage the operation of and administer the Plan shall be vested in the Board of Directors of the Company (the “Board”) or the Compensation Committee (the “Committee”) as delegated by the Board. The Board or Committee if so delegated by the Board shall be hereinafter referred to as the “Administrator.” To qualify as the Administrator, the Committee shall consist of and maintain two or more directors who are (i) “Independent Directors” (as such term is defined under the rules of the NASDAQ Stock Market) and (ii) “Non-Employee Directors” (as such term is defined in Rule 16b-3), which shall serve at the pleasure of the Board.

Designation of Optionees and Grantees. The persons eligible for participation in the Plan as recipients of Options (the “Optionees”) or Restricted Stock (the “Grantees” and together with Optionees, the “Participants”) shall include directors, officers and employees of, and consultants and advisors to, the Company or any subsidiary; provided that Incentive Options may only be granted to employees of the Company and any Subsidiary. In selecting Participants, and in determining the number of shares to be covered by each Option or award of Restricted Stock granted to Participants, the Administrator may consider any factors it deems relevant, including, without limitation, the office or position held by the Participant or the Participant’s relationship to the Company, the Participant’s degree of responsibility for and contribution to the growth and success of the Company or any Subsidiary, the Participant’s length of service, promotions and potential. A Participant who has been granted an Option or Restricted Stock hereunder may be granted an additional Option or Options, or Restricted Stock if the Administrator shall so determine.

Stock Reserved for the Plan. Subject to adjustment, a maximum of 6,000,000 of the Company’s Ordinary Shares are subject to the 2023 Plan.

Term of Plan. No Securities shall be granted pursuant to the Plan on or after the date which is ten years from the effective date of the 2023 Plan, but Options and awards of Restricted Stock theretofore granted may extend beyond that date.

On June 3, 2023, the Compensation Committee of the Board of the Company (the “Compensation Committee”) granted 2,600,000 pre reverse split shares to employees and directors under 2023 Plan.

C. Board Practices

Board Composition and Committees

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of six directors, including three independent directors, namely, Ms. Yijing Ye, Mr. Jianhua Wang and Mr. Heung Ming Henry Wong, therefore we currently don’t have a majority of our board of directors consisting of independent directors. We are in the process of considering to adopt our home country practice in lieu of majority independent board requirement under Nasdaq governance rule as a foreign private issuer, or add one more independent director or reduce one executive director on our board.

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

A director who is to his knowledge in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he/she does so his/her vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

Board Diversity Matrix

The following table sets forth Board’s current level diversity statistics based on self-identification of members of our Board as of November 3, 2023.

Board Diversity Matrix
Country of Principal Executive Offices:	P.R. China
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law:	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

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

Audit Committee

Our audit committee consists of three directors, namely, Ms. Yijing Ye, Mr. Heung Ming Henry Wong and Mr. Jianhua Wang, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Mr. Heung Ming Henry Wong is the chairperson of our audit committee. The board of directors has also determined that Mr. Heung Ming Henry Wong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of three directors, namely, Ms. Yijing Ye and Mr. Jianhua Wang, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Ms. Ye is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of four directors, namely, Mr. Jianhua Wang and Ms. Yijing Ye, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Mr. Wenshan Xie is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item. Additional Information – B. Memorandum and Articles of Association - Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or until the expiration of his term or his successor has been elected and qualified. A director will be removed from office automatically if, among other thing, the director (i) dies or becomes bankrupt or makes any arrangement or composition with his creditors generally; (ii) without special leave of absence from the Board, is absent from meetings of the Board for six consecutive meetings and the Board resolves that his office be vacated; (iii) is found to be or becomes of unsound mind; (iv) resigns his office by notice in writing to our company; (v) is prohibited by law from being a director; and (vi) is removed from the office pursuant to any other provisions of our memorandum and articles of association.

D. Employees

As of June 30, 2023, we had a total of 528 employees. The following table shows the number of our employees by function.

Function	Number of Employees
Management	8
Finance	24
Product Development	20
Human Resource Administration	26
Sales Center-Director	1
Sales Center-Warehouse Logistics	10
Sales Center-Purchasing	8
Sales Center-Planning	15
Sales Center-Customer Service	67
Sales Center-Marketing	315
Sales Center-Senior Care Service	25
Sales Center-Housekeeping	9
Total	528

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

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of November 3, 2023 by:

●	Each of our directors (including our director nominees) and named executive officers;

●	All directors (including our director nominees) and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Ordinary Shares Beneficially Owned
	Number(1)	Percent of Class(2)
Directors and Executive Officers:
Wenshan Xie, Chairman and Chief Executive Officer	230,969	1.55%
Chunsheng Zhu, Chief Financial Officer and Director	5,000	*
Chunming Xie, Director	5,000	*
Yijing Ye, Independent Director	4	*
Jianhua Wang, Independent Director	10,003	*
Heung Ming Henry Wong, Independent Director	12,000	*
All directors and executive officers as a group	262,976	1.76%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Unless otherwise noted, the business address of each of the directors and executive officers is E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China.

(2)	A total of 14,922,234 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of November 3, 2023.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

As of June 30, 2023 and 2022, the Company had $442,825 and $108,761 payable balances to Mr. Wenshan Xie, our Chairman and Chief Executive Officer, for temporary working capital needs, respectively. As of June 30, 2023 and 2022, the Company had $1,249,387 and $0 payable balances to Ms. Ling Chen, a shareholder of Zhongrun, a major subsidiary of the Company, for temporary working capital needs, respectively.

During the year ended June 30, 2023, Mr. Xie made payment of $624,385 for temporary working capital needs of the Company and the Company repaid $270,998 to Mr. Xie. During the year ended June 30, 2023, Ms. Chen made payment of $1,277,124 for temporary working capital needs of the Company. During the year ended June 30, 2022, Mr. Xie made payment of $339,045 for temporary working capital needs of the Company and the Company repaid $29,514 to Mr. Xie. During the year ended June 30, 2021, Mr. Xie made payment of $63,975 for temporary working capital needs of the Company and the Company repaid $24,575 to Mr. Xie.

As of June 30, 2023, the Company had $4,295,120 receivable balance from E-Home Group Limited, a company controlled by CEO and Chairman of the Company, Mr. Wenshan Xie, for temporary lending. The balance was included in due from related parties presented on the Company’s balance sheet. The Company expects to fully collect the balance of due from related parties by December 31, 2023. For the year ended June 30, 2023, the Company loaned $4,295,120 to E-Home Group Limited for temporary lending.

On June 22, 2022, the Company granted 520,000 ordinary shares (260 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 12, 2023 and September 25, 2023) to its directors and officers as their compensations at a fair value of $167,700 (par value of $52 and additional paid-in capital of $167,648).

On June 21, 2021, the Company granted 6,000 ordinary shares (3 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 12, 2023 and September 25, 2023) to three of its independent directors (2,000 shares for each director) as their compensations at a fair value of $213,840 (ordinary shares of $1 and additional paid-in capital of $213,839).

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

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

B. No Significant Changes

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

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below.

As of November 3, 2023, the authorized share capital of the Company is US$100,020,000 divided into (x) 500,000,000 shares designated as ordinary shares with a par value of US$0.2 per share and (y) 10,000,000 shares designated as preferred shares with a par value of US$0.002 per share, among which 14,922,234 ordinary shares are issued and outstanding.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. We incorporate by reference into this annual report our Third Amended and Restated Memorandum and Articles of Association, filed as Exhibit 3.1 to this annual report, as amended. Our shareholders adopted our Third Amended and Restated Memorandum and Articles of Association by a special resolution on September 15, 2023.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to the third amended and restated articles of association.

Voting Rights

On all matters upon which the ordinary shares are entitled to vote, at any general meeting on a show of hands every shareholder present in person, by corporate representative or by proxy, has one vote and on a poll, every shareholder so present has one vote for every fully paid share of which they are the holder. Voting at any meeting of shareholders is by poll unless the chairman of the meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast in a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions contained in our third amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Redemption of Ordinary Shares

Subject to the provisions of the Companies Act and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our third amended and restated articles of association provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements in accordance with the third amended and restated articles of association. See “Where You Can Find Additional Information.”

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

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company;

●	an exempted company may register as a segregated portfolio company; and

●	may apply to be registered as a special economic zone company.

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

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made, or a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under Delaware corporate law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Third Amended and Restated Memorandum and Articles of Association

Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

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

Shareholder Action by Written Consent

Under the Delaware corporate law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our third amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Neither Cayman Islands law nor our third amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our third amended and restated articles of association do not require us to call such meetings every year.

Cumulative Voting

Under the Delaware corporate law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our third amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated articles of association, directors may be removed by ordinary resolution.

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

Dissolution; Winding Up

Under the Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act of the Cayman Islands and our third amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our third amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware corporate law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

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

E. Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but it is otherwise not a party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

For the period from May 4, 2021, the date that the F-1 Registration Statement was declared effective by the SEC, to June 30, 2023, we used up all $21.66 million of the net proceeds from our initial public offering for sales and marketing, general corporate purposes and working capital, including strategic investments and acquisitions.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of June 30, 2023 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were not effective, due to the material weaknesses in our internal control over financial reporting as described below.

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

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of June 30, 2023, using criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation and as a result of the material weakness discussed below, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was not effective as of June 30, 2023 due to the following material weaknesses:

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

We also have engaged a third-party consultant with U.S. GAAP knowledge and SEC reporting experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with U.S. GAAP.

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

Attestation Report of the Registered Public Accounting Firm

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we are an emerging growth company.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Heung Ming Henry Wong is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

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

	Fiscal Year Ended June 30,
	2023	2022
Audit Fees	$280,000	$215,000
Audit-related Fees	-	-
Tax Fees	-	-
TOTAL	$280,000	$215,000

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

Our Audit Committee and Board of Directors pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Board of Directors prior to the completion of the audit). The percentage of services provided for which we paid audit-related fees, tax fees, or other fees that were approved by our Audit Committee and Board of Directors pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC was 100%.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On May 17, 2023, the Company terminated its independent registered public accounting firm, TPS Thayer LLC, as the Company’s independent registered public accounting firm.

The report of TPS Thayer LLC on the financial statements of the Company for the fiscal years ended June 30, 2022, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee of the Board of Directors of the Company.

During the Company’s most recent fiscal year ended June 30, 2022 and through May 17, 2023, the date of dismissal, (a) there were no disagreements with TPS Thayer LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of TPS Thayer LLC, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as defined set forth in Item 16F(a)(1)(v) of Form 20-F.

On May 17, 2023, the Audit Committee of the Board of Directors of the Company ratified the appointment of Enrome LLP as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended June 30, 2022 and June 30, 2021 and any subsequent interim periods through the date hereof prior to the engagement of Enrome LLP, neither the Company, nor anyone on its behalf, has consulted Enrome LLP regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as defined set forth in Item 16F(a)(1)(v) of Form 20-F.

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

We currently follow our home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series to be exempt from the requirements as follows: (i) Nasdaq Marketplace Rule 5620(a) which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; (ii) Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; (iii) Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants (iv) Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (y) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

Our Cayman Islands counsel, Conyers Dill & Pearman, has provided a relevant letter to NASDAQ certifying that under Cayman Islands law, we are not required to seek shareholders’ approval in the above circumstance.

If we choose to follow additional home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Ordinary Shares—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-3 filed on September 10, 2021)
1.2	Second Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 3.1 to the Form 6-K filed on July 17, 2023)
1.3*	Third Amended and Restated Memorandum and Articles of Association of the Registrant
2.1*	Description of Shares
4.1	Exclusive Business Cooperation Agreement, dated February 22, 2019, between E-Home Household Service Technology Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.2	Exclusive Option Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.3	Equity Interest Pledge Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.4	Voting Rights Proxy and Financial Supporting Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.5	Exclusive Business Cooperation Agreement, dated February 20, 2019, between E-Home Household Service Technology Co., Ltd. and Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.6	Exclusive Option Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.7	Equity Interest Pledge Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.8	Voting Rights Proxy and Financial Supporting Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.9	Form of Business Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed on August 26, 2019)

4.10	Form of Housekeeping Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.11	Form of Internet At-Home Senior Care Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.12	Rental Contract, dated December 31, 2019, between Zheng Hui and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.13	Housing Lease Contract, dated December 22, 2017, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.14	Supplemental Lease Contract, dated March 12, 2019, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.15	Lease Agreement for Jinjiang Qinghua Business Hotel and its Supplements (English Translation) (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.16	Financing Lease Agreement between Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and Fujian Yidao Car Rental Company Limited (English Translation) (English Translation) (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.17	Form of Labor Contract for Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.18	Form of Executive Employment Agreement between the registrant and the executive officers of the registrant (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1/A filed on March 31, 2021)
4.19	Form of Indemnification Agreement between the registrant and the directors and executive officers of the registrant (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.20	Form of Appliances Installation and Maintenance and Cleaning Services Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.21	Form of Lock-up Agreement for Officers and Directors (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1/A filed on March 31, 2021)
4.22	Form of Lock-up Agreement for 5% Shareholders (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1/A filed on March 31, 2021)
4.23	Form of Securities Purchase Agreement, dated December 20, 2021 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on December 23, 2021)
4.24	Form Convertible Promissory Note, dated December 20, 2021 (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 23, 2021)
4.25	Form of Warrants (incorporated by reference to Exhibit 99.3 to Form 6-K filed on December 23, 2021)
4.26	English Translation of Equity Transfer Agreement, dated January 20, 2022, by and among the Company, E-Home (Pingtan) Home Service Co., Ltd., Mr. Guoqing Wang and Putian YouYou Cleaning Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on January 21, 2022)
4.27	English Translation of Equity Transfer Agreement, dated January 20, 2022, by and among the Company, E-Home (Pingtan) Home Service Co., Ltd., the Sellers and Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd. (incorporated by reference to Exhibit 99.2 to Form 6-K filed on January 21, 2022)
4.28	Form of Securities Purchase Agreement, dated May 13, 2022 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on May 17, 2022)
4.29	Form Convertible Promissory Note, dated May 13, 2022 (incorporated by reference to Exhibit 99.2 to Form 6-K filed on May 17, 2022)
4.30	Form of Warrants (incorporated by reference to Exhibit 99.3 to Form 6-K filed on May 17, 2022)
4.31	English Translation of Equity Transfer Agreement, dated June 14, 2022, by and among the Company, E-Home Hong Kong, Ms. Ling Chen and Zhongrun (Fujian) Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on June 15, 2022)

4.32	English Translation of Equity Transfer Agreement, dated August 2, 2022, by and among the Company, E-Home Hong Kong, Mr. Jianying Lin and Fujian Chuangying Business Science and Technology Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on August 3, 2022)
4.33	Form of Securities Purchase Agreement, dated August 16, 2022 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on August 17, 2022)
4.34	Ordinary Share Purchase Agreement (incorporated by reference to Exhibit 99.1 to Form 6-K filed on September 19, 2022)
4.35	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21, 2022)
4.36	English Translation of Equity Transfer Agreement dated December 20, 2022 by and among Ms. Chen, Hong Kong E-Home, the Company and Zhongrun (incorporated by reference to Exhibit 99.1 to Form 6-K filed on December 20, 2022)
4.37	Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to Form 6-K filed on January 6, 2023)
4.38	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed on January 30, 2023)
4.39	2023 Share Incentive Plan of the Company (incorporated by reference to Exhibit 99.1 to Form 6-K filed on May 16, 2023)
4.40	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed on July 21, 2023)
8.1*	List of the registrant’s subsidiaries
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 filed on August 26, 2019)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
15.2*	Consent of TPS Thayer, LLC
15.3*	Consent of Enrome LLP
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

Date: November 6, 2023

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

E-Home Household Service Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of E-Home Household Service Holdings Limited (collectively, the “Company”) as of June 30, 2023, and the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended June 30, 2023, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023

Singapore

November 6, 2023

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

We have served as the Company’s auditor since 2020

Sugar Land, TX

November 4, 2022, except for Notes 19 and Note 24, as to which the date is April 5, 2023.

E-Home Household Service Holdings Limited

Consolidated Balance Sheets

As of June 30, 2023 and 2022

(In U.S. Dollars, except for Share Data)

	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$71,252,380	$54,842,052
Accounts receivable	1,018,691	877,931
Advance to suppliers	1,213,563	-
Inventories	34,286	11,058
Due from related parties	4,295,120	-
Prepayments, deposits and other current assets	6,217,196	11,265,410
Total current assets	84,031,236	66,996,451
Non-current assets
Property and equipment, net	4,812,524	4,595,104
Intangible assets, net	31,332	23,963
Long-term investment	-	894,001
Operating lease – right-of-use assets, net	5,634,302	6,050,465
Finance lease – right-of-use assets, net	871,876	1,117,502
Long-term prepayments and other non-current assets	62,874,337	372,501
Deferred income tax assets	-	442,322
Total non-current assets	74,224,371	13,495,858
TOTAL ASSETS	$158,255,607	$80,492,309

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$7,290,320	$4,598,076
Advance from customers	2,123,540	2,251,072
Taxes payable	-	505,674
Current maturities of operating lease liabilities	316,253	778,742
Current maturities of finance lease liabilities	58,264	59,736
Due to related parties	1,692,212	-
Short-term loan	1,356,251	-
Total current liabilities	12,836,840	8,193,300
Long-term portion of operating lease liabilities	1,636,493	1,473,093
Long-term portion of finance lease liabilities	282,015	366,359
Convertible notes	3,871,827	5,929,673
Deferred tax liabilities	1,819,826	-
TOTAL LIABILITIES	20,447,001	15,962,425

Commitments and contingencies (Note 22)	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.2 par value, 500,000,000 shares authorized; 2,724,896* and 22,116** shares issued and outstanding, respectively	544,981	4,425
Additional paid-in capital	146,460,821	33,452,332
Statutory reserve	664,100	664,100
(Accumulated deficit)/Retained earnings	(3,632,766)	31,374,073
Accumulated other comprehensive loss	(7,109,254)	(945,093)
Total equity attributable to E-Home shareholders	136,927,882	64,549,837
Non-controlling interest	880,724	(19,953)
TOTAL SHAREHOLDERS’ EQUITY	137,808,606	64,529,884
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$158,255,607	$80,492,309

*	Retrospectively restated for effect of reverse stock split on September 25, 2023.

**	Retrospectively restated for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Operations and Other Comprehensive Income (Loss)

For the Years Ended June 30, 2023, 2022 and 2021

(In U.S. Dollars, except for Share Data)

	2023	2022	2021
Revenues
Installation and maintenance	$41,177,200	$40,017,962	$51,546,235
Housekeeping	17,210,122	16,340,910	16,792,722
Senior care services	6,515,953	7,392,221	6,038,814
Sales of pharmaceutical products	2,368,071	-	-
Educational consulting services	1,050,397	-	-
Sublease	-	-	147,663
Total revenues	68,321,743	63,751,093	74,525,434
Cost of revenues
Installation and maintenance	27,989,959	26,791,434	32,209,179
Housekeeping	14,453,168	13,411,221	13,435,869
Senior care services	4,471,015	4,191,920	2,666,350
Sales of pharmaceutical products	2,178,131	-	-
Educational consulting services	671,825	-	-
Total cost of revenues	49,764,098	44,394,575	48,311,398
Gross profit	18,557,645	19,356,518	26,214,036
Operating expenses
Sales and marketing expenses	22,691,231	11,989,919	10,279,274
General and administrative expenses	26,230,966	8,219,584	6,869,419
Total operating expenses	48,922,197	20,209,503	17,148,693
Income (Loss) from operations	(30,364,552)	(852,985)	9,065,343
Other income (expenses)
Interest income	229,045	182,558	110,889
Interest expense	(791,749)	(257,766)	(25,509)
Accretion of financing cost	(1,376,458)	(397,153)	-
Fair value loss	(3,747,100)	(1,996,249)	-
Other income (expenses), net	94,900	(14,538)	921,800
Total other income (expenses), net	(5,591,362)	(2,483,148)	1,007,180
Income (Loss) before income taxes	(35,955,914)	(3,336,133)	10,072,523
Income tax expense	(286,335)	(2,094,076)	(3,672,624)
Net (loss) income	$(36,242,249)	$(5,430,209)	$6,399,899
Net (loss) income attributable to shareholders	(35,006,839)	(5,430,209)	6,408,932
Net (loss) attributable to non-controlling interests	(1,235,410)	-	(9,033)
Net (loss) income	$(36,242,249)	$(5,430,209)	$6,399,899
Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax	(6,184,172)	(2,243,108)	3,261,889
Total comprehensive (loss) income	$(42,426,421)	$(7,673,317)	$9,661,788

Net (loss) income per ordinary share - basic	$(31.14)	$(295.38)	$446.76
Net (loss) income per ordinary share - diluted	(30.75)	(295.38)	446.76
Weighted average number of ordinary shares outstanding - basic	1,163,696 *	18,384 **	14,325 **
Weighted average number of ordinary shares outstanding - diluted	1,178,511 *	18,384 **	14,325 **

*	Retrospectively restated for effect of reverse stock split on September 25, 2023.

**	Retrospectively restated for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended June 30, 2023, 2022 and 2021

(In U.S. Dollars, except for Share Data)

	Number of Shares		Ordinary Shares	Additional paid-in capital	Statutory reserve	Retained earnings (Accumulated deficit)	Accumulated other comprehensive loss	Non-controlling interest	Total equity
Balance at June 30, 2020	14,000	*	$2,800	$3,667,957	$664,100	$30,395,350	$(1,967,388)	$(34,494)	$32,728,325
Net Proceeds from the initial public offering	2,788		558	21,660,735	-	-	-	-	21,661,293
Shares issued to directors	3		1	213,839	-	-	-	-	213,840
Profit (loss) for the year	-		-	-	-	6,408,932	-	(9,033)	6,399,899
Foreign currency translation adjustment	-		-	-	-	-	3,265,403	(3,514)	3,261,889
Balance at June 30, 2021	16,791	**	$3,359	$25,542,531	$664,100	$36,804,282	$1,298,015	$(47,041)	$64,265,246
Loss for the year	-		-	-	-	(5,430,209)	-	-	(5,430,209)
Foreign currency translation adjustment	-		-	-	-	-	(2,243,108)	-	(2,243,108)
Acquisition of former non-controlling interest in HAPPY	-		-	(481,446)	-	-	-	14,558	(466,888)
Disposal of 47% ownership in Fuzhou Fumao	-		-	-	-	-	-	12,530	12,530
Acquisition of 60% ownership in Youyou	1,352		270	1,999,821	-	-	-	-	2,000,091
Acquisition of 40% ownership in Lianbao	2,913		582	3,742,676	-	-	-	-	3,743,258
Shares issued to directors and consultants	700		140	630,360	-	-	-	-	630,500
Issuance of the convertible notes – equity portion	-		-	1,472,987	-	-	-	-	1,472,987
Issuance of the warrants	-		-	345,477	-	-	-	-	345,477
Issuance of shares for convertible note interest settlement	370		74	199,926	-	-	-	-	200,000
Balance at June 30, 2022	22,116	**	$4,425	$33,452,332	$664,100	$31,374,073	$(945,093)	$(19,953)	$64,529,884
Loss for the year	-		-	-	-	(35,006,839)	-	(1,235,410)	(36,242,249)
Foreign currency translation adjustment	-		-	-	-	-	(6,164,161)	(20,011)	(6,184,172)
Acquisition of 75% ownership in Zhongrun	60,622		12,124	11,338,195	-	-	-	2,156,098	13,506,417
Acquisition of 100% ownership in Chuangying-	7,219		1,444	5,591,605	-	-	-	-	5,593,049
Shares issued to investors	2,285,431		457,086	92,522,591	-	-	-	-	92,979,677
Shares issued under equity incentive plan	1,000		200	105,800	-	-	-	-	106,000
Shares issued for conversion of convertible notes	348,508		69,702	3,450,298	-	-	-	-	3,520,000
Balance at June 30, 2023	2,724,896	*	544,981	146,460,821	664,100	(3,632,766)	(7,109,254)	880,724	137,808,606

*	Retrospectively restated for effect of reverse stock split on September 25, 2023.

**	Retrospectively restated for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2023, 2022 and 2021

(In U.S. Dollars)

	2023	2022	2021
Cash generated from operating activities
Net (loss) income	$(36,242,249)	$(5,430,209)	$6,399,899
Adjustments to reconcile net income (loss) to net cash
Income tax expense	286,335	2,094,076	3,672,624
Interest expense	791,749	257,767	25,509
Depreciation and amortization	2,257,790	152,203	27,084
Amortization of right-of-use assets	692,557	708,159	584,813
Loss on disposal of right-of-use assets	-	-	489,178
Shares issued to directors and consultants	106,000	630,500	213,840
Convertible note - Accretion of financing cost	1,376,458	397,153	-
Fair value loss	3,747,100	1,996,249	-
Impairment loss	15,518,178	-	-
Changes in operating assets and liabilities
Accounts receivables	(210,146)	(85,321)	1,093,322
Advance to suppliers	(1,102,585)	-	-
Inventories	(144,611)	235,071	(235,086)
Prepayments, deposits and other current assets	475,241	(19,980)	(4,968,939)
Long-term prepayments and other non-current assets	(55,332)	1,546,527	2,875,495
Accounts payable and accrued expenses	5,299,024	3,218,541	2,482,455
Advance from customers	33,829	-	-
Taxes payable	(504,831)	(1,326,930)	(3,989,279)
Operating lease liabilities	(729,571)	-	-
Cash provided by (used in) operating activities	(8,405,064)	4,373,806	8,670,915
Cash generated from investing activities
Deposits for purchase of land and properties	(60,000,000)	-	(1,816,102)
Due from related parties	(4,295,120)	-	-
Purchases of property and equipment	(887,838)	(4,607,297)	(261,843)
Purchases of intangible assets	(19,676)	-	-
Right-of-use-asset costs	-	(2,521,104)	(212,866)
Long-term investment	-	(941,073)	-
Refund (Deposit) made for potential acquisitions	-	1,136,042	(3,400,000)
Cash paid to former non-controlling shareholders of HAPPY	-	(466,888)	-
Lease principal refund	-	-	80,531
Cash used in investing activities	(65,202,634)	(7,400,320)	(5,610,280)
Cash generated from financing activities
Proceeds from stock issuance	92,979,677	-	21,661,293
Proceeds from short-term loan	1,402,203	-	-
Due to related parties	1,630,511	-	-
Payment of financial leases	(76,135)	-	-
Repayment of convertible notes	(400,000)	-	-
Proceeds from convertible notes	-	8,445,000	-
Payment of convertible notes issuance cost	-	(1,094,015)	-
Cash provided by financing activities	95,536,256	7,350,985	21,661,293
Net increase in cash and cash equivalents	21,928,558	4,324,471	24,721,928
Effects of currency translation	(5,518,230)	(1,892,891)	2,666,345
Cash and cash equivalents at beginning of year	54,842,052	52,410,472	25,022,199
Cash and cash equivalents at end of year	$71,252,380	$54,842,052	$52,410,472

SUPPLEMENTAL DISCLOSURES
Income taxes paid	$1,044,082	$1,021,060	$4,271,139
Interest paid	$554,637	$23,250	$25,509

Non-cash transactions
Issuance of shares for acquisition of 75% equity in Zhongrun	$11,350,319	$-	$-
Issuance of shares for acquisition of 100% equity in Chuangying	$5,593,049	$-	$-
Issuance of shares for convertible note principal and interest settlement	$3,520,000	$200,000	$-
Issuance of shares to directors and consultants	$106,000	$630,500	$213,840
Issuance of shares for acquisition of 60% equity in Youyou	$-	$2,000,091	$-
Issuance of shares for acquisition of 40% equity in Lianbao	$-	$3,743,258	$-
Issuance of warrants	$-	$345,477	$-

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

Reorganization

In preparation of its initial public offering in the United States, the following transactions were undertaken to reorganize the legal structure of the Company. The reorganization involved (i) the incorporation of the Company in the Cayman Islands as a holding company; (ii) the establishment of E-Home Household Service Holdings Limited (“E-Home Hong Kong”) as a wholly-owned subsidiary in Hong Kong, PRC; (iii) the establishment of E-Home Household Service Technology Co., Ltd. (“WOFE”), as a wholly-owned subsidiary of E-Home Hong Kong in Fujian, PRC; (iv) the entry by WFOE into contractual arrangements with Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (“E-Home Pingtan”) and Fuzhou Bangchang Technology Co. Ltd. (“Fuzhou Bangchang”) and their shareholders. The Company, E-Home Hong Kong and WFOE are all holding companies and had not commenced operation until this reorganization was complete. A reorganization of the Company’s legal structure was completed in February 2019.

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
466,888

Reverse stock split

On September 8, 2022, the Company’s board of directors approved to effect a one-for-twenty reverse stock split of its ordinary shares with the market effective on September 23, 2022, such that the par value of each ordinary share is increased from US$0.0001 to US$0.002. As a result of the one-for-twenty reverse stock split, each twenty pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split.

On April 12, 2023, the Company announced the effect of a one-for ten reverse stock split of its ordinary shares approved by the Company’s Annual General Meeting of Shareholders with the market effective on April 13, 2023, such that the par value of each ordinary share is increased from US$0.002 to US$0.02. As a result of the one-for-ten reverse stock split, each ten pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split.

On September 22, 2023, the Company announced the effect of a one-for ten reverse stock split of its ordinary shares approved by the Company’s Extraordinary General Meeting of Shareholders with the market effective on September 25, 2023, such that the par value of each ordinary share is increased from US$0.02 to US$0.2. As a result of the one-for-ten reverse stock split, each ten pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split.

The number of ordinary shares outstanding as of June 30, 2023 and 2022, and for the years ended June 30, 2023, 2022 and 2021 were retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023.

The Company’s major consolidated subsidiaries as of June 30, 2023 are as follows:

Name	Date of Incorporation	Place of Organization	% of Ownership
E-Home Household Service Holdings Limited	October 16, 2018	Hong Kong	100%
E-Home Household Service Technology Co., Ltd.	December 5, 2018	PRC	100%
Pingtan Comprehensive Experimental Area E Home Service Co., Ltd.	April 1, 2014	PRC	100%
Fuzhou Bangchang Technology Co. Ltd.	March 15, 2007	PRC	100%
Fuzhou Yongheng Xin Electric Co., Ltd. (“YHX”)	October 12, 2004	PRC	100%
Fujian Happiness Yijia Family Service Co., Ltd.	January 19, 2015	PRC	100%
Yaxing Human Resource Management (Pingtan) Co., Ltd.	July 6, 2018	PRC	51%
Fuzhou Gulou Jiajiale Family Service Co. Ltd.	February 28, 2019	PRC	100%
Yaxin Human Resource Management (Fuzhou) Co., Ltd.	September 10, 2021	PRC	100%
Zhongrun (Fujian) Pharmaceutical Co., Ltd. (“Zhongrun”)	January 13, 2017	PRC	75%
Fujian Chuangying Business Science and Technology Co., Ltd. (“Chuangying”)	September 9, 2013	PRC	100%

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

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

Accounts receivable

Accounts receivable are recognized and carried at the original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2023 and 2022, the Company determined that all accounts receivable were collectible and thus the allowance for doubtful accounts were $0 and $0, respectively.

Advances to suppliers

Advances to suppliers refer to advances for purchase of inventories or services, which are applied against accounts payable when the inventories or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. The allowance for advances to suppliers recognized as of June 30, 2023 and 2022 were $0 and $0, respectively.

Prepayments, deposits and other current assets

Prepayments, deposits and other current assets refer to prepaid for marketing fee, receivable from equity transfer, tax receivable and so on. Prepaid marketing fees are amortized during the contract periods which are within 1 year.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the receivables expected not to be collected, the Company would write off such amount in the period when it is considered as impaired. The allowance for prepayments, deposits and other current assets recognized as of June 30, 2023 and 2022 were nil and nil, respectively.

Inventories

Inventories primarily include purchased accessories, appliances and E-watches for senior care services. Cost of inventories is based on purchase costs. Inventories are stated at the lower of cost or net realizable value. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for work in progress. For the year ended June 30, 2023, the Company recorded impairment provision of inventories for lower of cost or net realizable value of $119,782. For the years ended June 30, 2022 and 2021, the Company recorded no impairment provision of inventories for lower of cost or net realizable value, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation is provided on the straight-line method based on the estimated useful lives of the assets as follows:

Useful Lives
Buildings and improvements	20 Years
Office and electronic equipment	3 - 5 Years
Motor vehicles	4 - 10 Years
Machinery	5 - 10 Years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income (loss).

Intangible assets, net

Intangible assets consist of software acquired from third parties, customer relationships, copyrights and trademarks acquired from business combination and senior care service app developed by the Company. The Company has purchased software from third parties used for operation management and developed an app for its senior care service. Customer relationships include but are not limited to: (1) customer contracts and related customer relationships, (2) noncontractual customer relationships, (3) customer lists, and (4) order or production backlog acquired by the Company from business combination. In accordance with ASC 805-20-55, customer relationships should be recognized separately from goodwill if it meets either of the following criteria: (1) contractual-legal criterion: the intangible asset arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired business or from other rights and obligations); or (2) separability criterion: the intangible asset is capable of being separated or divided from the acquired business and sold, transferred, licensed, rented, or exchanged.

Intangible assets with finite lives are carried at cost less accumulated amortization. All intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives. Software, senior care service app, copyrights, trademarks and customer relationships are amortized on a straight-line basis over the estimated economic useful lives of five to ten years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Company assesses goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

The Company performed qualitative and quantitative assessments for the goodwill. Based on the requirements of ASC 350-20, the Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company.

On disposal of a portion of reporting unit that constitutes a business, the attributable amount of goodwill is included in the determination of the amount of gain or loss recognized upon disposal. When the Company disposes of a business within the reporting unit, the amount of goodwill disposed is measured on the basis of the relative fair value of the business disposed and the portion of the reporting unit retained. This relative fair value approach is not used when the business to be disposed was not integrated into the reporting unit after its acquisition, in which case the current carrying amount of the acquired goodwill should be included in the carrying amount of the business to be disposed.

Impairment of long-lived assets other than goodwill

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charges equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. The Company measures fair value using market price indicators or, in the absence of such data, appropriate valuation technique.

Borrowings

Borrowings comprise short-term borrowings. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

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

Convertible note- cash conversion feature

ASC 470, Debt, requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion to be separately accounted for in a manner that reflects the issuer’s nonconvertible debt borrowing rate. ASC 470-20 requires that the initial proceeds from the sale of these notes be allocated between a liability component and an equity component in a manner that reflects interest expense at the interest rate of similar nonconvertible debt that could have been issued by the Company at such time. We measured the estimated fair value of the debt component of our convertible notes as of the issuance date based on our nonconvertible debt borrowing rate. The equity components of the convertible senior notes have been reflected within additional paid-in capital in our consolidated balance sheet, and the resulting debt discount is amortized over the period during which the convertible notes are expected to be outstanding (through the maturity date) as additional non-cash interest expense.

Freestanding instruments-warrants

Per ASC 470-20-30-2, when detachable warrants (detachable call options) are issued in conjunction with a debt instrument as consideration in purchase transactions, the amounts attributable to each class of instrument issued shall be determined separately, based on values at the time of issuance.

(1) The first step in determining the proper accounting for warrants is to determine whether the equity-linked component is free standing financial instrument of embedded in a host instrument. According to the warrant agreement, the debt and warrant agreements were both entered into by the parties on December 20, 2021 and May 13, 2022 warrants were issued as part of the subscription agreement with the note holders. The holder can transfer the warrant to any person or entity in accordance with the warrant agreement as long as there is a registration statement effective. The warrants can be exercised any time after issuance dates and prior to the expiration date. The debt can remain outstanding even after the warrants are exercised. Based on the above facts, the warrants should be considered as a freestanding instrument.

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

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, prepayments, deposits and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, and accounts payable to approximate the fair value of the respective assets and liabilities as of June 30, 2023 and 2022 owing to their short-term or immediate nature.

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

The Company generates revenues primarily from installation & maintenance services, housekeeping services, senior care services, sales of household appliance accessories and sales of E-watches. The Company sells its goods and services through a third-party service provider, WeChat platform. The Company’s revenues are subject to value added tax (“VAT”). To record VAT payable, the Company uses the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with ASC 606. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Installation& maintenance

Installation and maintenance services mainly consist of the following services: technical home installation and repair, maintenance and other after sale services. Revenues from installation and maintenance services are recognized at a point in time once the service is transferred to the customer. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. The Company allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). The Company acts as principal and has contracts with third-party service providers (i.e., service outlets) who acts as agents. The Company is responsible for market development and providing the customer information to the service provider, directing the outlet to provide services and coordination with the customer, while the service provider provides the door-to-door service. The price of services is set by the Company and the service provider is only responsible for collection of payments. When the Company’s end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, the Company is still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, the Company will communicate directly with the end customer. The service provider is not obligated to pay the Company. To minimize our risk, the service provider will remit payment of any outstanding receivables each month.

Housekeeping services

Housekeeping services refer to services including housecleaning, nanny service, maternity matron and personnel staffing. Revenues from housekeeping are recognized at a point in time upon completion of services to the customer based on the relative selling price method. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). The Company determines it is a principal and recognizes revenues at the gross amount received for the services.

Senior care services

Senior care services refer to services including heart rate test, daily steps count, location and track record, call for help by Wechat or phone, and other care services rendered to senior customers through an E-watch, which is given to the customers when they pay the annual fees. The customers sign a contract for the services with our company. The contract term is normally one year. The revenues from senior care services are allocated into the revenue from the E-watch sold and the revenue of the services provided. Revenues from the E-watch sold are recognized at a point in time once customers receive the E-watch and the revenues from the services provided are recognized over the service period. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine it is a principal and recognizes revenues at the gross amount received for the services.

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

Based on the above discussion, the Company disaggregated sales of household appliance accessories from installation and maintenance revenue and senior care services revenue into the sales of the E-watch and the care service. Sales of household appliance accessories and E-watches are recognized in revenue at a point in time while revenue from care service is recognized over a period.

Sales of pharmaceutical products

The Company also generates revenues from sales of pharmaceutical products and devices to its customers in PRC. Under the adoption of ASC 606, the Company recognized revenues in a manner to depict the transfer of goods to a customer at an amount that reflects the consideration expected to be received in exchange for those goods. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company considers customer purchase orders to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods itself (that is, the entity is a principal) or to arrange for the other party to provide those goods (that is, the entity is an agent). The Company determines it is a principal and recognizes revenues at the gross amount received for the goods. The Company controls the specified good before that good is transferred to its customers based on the following indicators: (1) the Company is primarily responsible for fulfilling the promise to provide the specified good, (2) the Company bears the inventory risk before or after (i.e., customer has a right of return) the specified good has been transferred to a customer, (3) the Company has discretion in setting the price for the specified good.

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company provide its customers with rights to return the sold goods for several days after the customers’ acceptance of the goods and can reasonably estimates return provision for the goods. The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial since the Company can return the goods returned from the customers to its suppliers.

Revenues are reported net of all VAT. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery. Prices are determined based on negotiations with the Company’s customers when signing the contracts and are not subject to adjustment.

Educational consulting services

The Company also generates revenues from providing educational consulting services to its customers. Revenues from educational consulting services are recognized at a point in time upon completion of services to the customer based on the relative selling price method. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). The Company determines it is a principal and recognizes revenues at the gross amount received for the services.

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

For the years ended June 30, 2023, 2022 and 2021, the Company received government subsidies of $86,120, $7,733, and $908,051, respectively. The grants were recorded as other income in the consolidated financial statements.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. The potentially dilutive ordinary shares during the fiscal year ended June 30, 2023 was 14,815 shares. There were no potentially dilutive ordinary shares during the fiscal years ended June 30, 2022 and 2021.

Comprehensive income/(loss)

ASC Topic 220 establishes standards for reporting comprehensive income and its components. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events from non-owner sources. For the fiscal years ended June 30, 2023, 2022, and 2021, foreign currency translation gain (loss) adjustments of $(6,184,172), $(2,243,108) and $3,261,889, respectively, were recognized as a component of accumulated other comprehensive income (loss), respectively.

Foreign Currency

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The functional currency of the Company’s Hong Kong-based and the Cayman-based parent is the U.S. dollar. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the consolidated balance sheet date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All exchange gains or losses arising from translation of these foreign currency transactions are included as a separate component of accumulated other comprehensive income (loss).

Foreign operations translation

In translating the financial statements of the Company’s PRC subsidiaries from their functional currency into the Company’s reporting currency of United States dollars, consolidated balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive loss in shareholders’ equity. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of U.S. Dollar reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	June 30, 2023	June 30, 2022	June 30, 2021
Year-end spot rate	US$1= 7.2258 RMB	US$1= 6.7114 RMB	US$1= 6.4601 RMB
Average rate	US$1= 6.9890 RMB	US$1= 6.4661 RMB	US$1= 6.6076 RMB

Segment reporting

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Company’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Company’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria. The Company’s five segments are installation & maintenance, housekeeping, senior care services, sales of pharmaceutical products, and educational consulting services. The Company launched senior care services and started generating revenue from this new segment in August 2019. Segments of sales of pharmaceutical products and educational consulting services were acquired from business combination during the year ended June 30, 2023.

Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in “Others, net” in the consolidated statements of comprehensive (loss) income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. There are no known commitments or contingencies as of June 30, 2023 and 2022.

Concentration of risks

Exchange rate risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from exchange rate fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of June 30, 2023 and 2022, the RMB denominated cash and cash equivalents amounted to $71,240,361 and $53,946,205, respectively.

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

Risks and uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. Early adoption is permitted. The Company adopted this guidance on July 1, 2022 and the adoption of this new guidance had no material impact the Company’s consolidated financial statements.

In August 2020, the FASB issued Accounting Standards Update (ASU) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Early adoption is permitted. The Company adopted this guidance on July 1, 2022 and the adoption of this new guidance had no material impact the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer recognizes and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Company for the year ending March 31, 2024 and interim reporting periods during the year ending March 31, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

NOTE 3 – BUSINESS COMBINATIONS

For the year ended June 30, 2023, the Company completed several business combinations with total purchase consideration in aggregate was $17,374,118, among which $8,846,867 was allocated to goodwill. The Company expects to achieve significant synergies from such acquisitions which it plans to complement its existing businesses. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition date.

Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions.

The valuations used in the purchase price allocation were determined by the Company with the assistance of independent third-party valuation firms. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are all private companies, the fair value estimates of pre-existing equity interests and debt investment or noncontrolling interests are based on significant inputs considered by market participants which mainly include (a) discount rate, (b) projected terminal value based on future cash flows, (c) equity multiples or enterprise value multiples of companies in the same industries and (d) adjustment for lack of control or lack of marketability.

According to the independent valuation reports, the purchase prices allocation to the assets acquired and liabilities assumed based on their fair values were as follows:

Acquisition of 75% ownership in Zhongrun

In USD
Fair value of total consideration transferred:
Equity instrument (32,702,121 ordinary shares issued, 60,622 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 12, 2023 and September 25, 2023)	11,350,319
Cash consideration	430,750
Total consideration	11,781,069

Recognized amounts of identifiable assets acquired and liability assumed:
Intangible assets - customer relationships	6,321,792
Deferred tax liabilities	(1,580,448)
Total identifiable net assets	8,624,393
Fair value of non-controlling interest	2,156,098
Goodwill	5,312,774
Impairment loss	(5,312,774)
Goodwill, net	-

Acquisition of 100% ownership in Chuangying

In USD
Fair value of total consideration transferred:
Equity instrument (14,438,584 ordinary shares issued, 7,219 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 12, 2023 and September 25, 2023)	5,593,049
Total consideration	5,593,049

Recognized amounts of identifiable assets acquired and liability assumed:
Intangible assets - customer relationships	1,426,798
Intangible assets - copyrights and trademarks	242,556
Deferred tax liabilities	(417,338)
Total identifiable net assets	2,058,956
Fair value of non-controlling interest	-
Goodwill	3,534,093
Impairment loss	(3,534,093)
Goodwill, net	-

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of June 30, 2023 and 2022:

	2023	2022
Accounts receivable, gross	$1,018,691	$877,931
Accounts receivable, net	$1,018,691	$877,931

The Company recorded no allowance for doubtful accounts as of June 30, 2023 and 2022. The Company gives its customers credit periods of 30 days to 1 year and continually assesses the recoverability of uncollected accounts receivable. As of June 30, 2023 and 2022, the balances of the Company’s accounts receivable were all due within credit periods. Management believes the balances of accounts receivable will be collected in full.

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER CURRENT ASSETS

Prepayments, deposits and other current assets as of June 30, 2023 and 2022 consisted of the following:

	2023	2022
Prepaid for marketing fee*	$4,220,986	$1,865,219
Receivable from equity transfer**	830,358	-
Tax receivable	564,158	-
Deposits made for acquisitions***	-	6,011,058
Performance deposits****	-	2,086,003
Prepaid services fee	-	545,732
Prepaid office deposit	-	14,006
Other prepaid expenses and current assets	601,694	743,392
Total prepayments, deposits and other current assets	$6,217,196	$11,265,410

*	The Company entered into several agreements with its suppliers for designing, marketing, advertising and branding services. Prepaid marketing fees are amortized during the contract periods which are within 1 year. The amortization of prepaid marketing fees were as follows:

	2023	2022
Beginning balance	$1,865,219	$2,333,388
Marketing fees paid	8,155,673	5,476,922
Amortization of marketing fees	(5,560,187)	(6,053,515)
Foreign exchange difference	(239,719)	108,424
Ending balance	$4,220,986	$1,865,219

**	In December 2022, the Company transferred its 20% ownership in Fuzhou Fumao to an unaffiliated individual at cost value by completing the registration process with local governmental authorities on December 24, 2022. As of December 31, 2022, the Company recorded the receivable amount of equity transfer of $861,500 (RMB 6,000,000) in “prepayment, receivables and other current assets”. The Company expects to fully receive the amount as of December 31, 2023.

***

On April 30, 2021, the Company entered into two agreements with Premium Bright Corporate Advisory Limited (“Premium”) in which Premium will find target companies for the Company to acquire to expand its business into financial lending services. The Company prepaid a retainer of $1,800,000 to Premium in April 2021. In October 2022, the Company terminated the agreements with Premium and collected refund of the retainer in full amount.

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 60% equity interests in YouYou Cleaning Co., Ltd. (“Youyou”) in consideration of (i) RMB4 million (approximately $0.60 million) in cash and (ii) 2,702,826 ordinary shares (13,514 retrospectively adjusted for effect of reverse stock split on September 23, 2022 and April 12, 2023) of the Company at a fair value of $2,000,091 (par value of $270 and additional paid-in capital of $1,999,821). The Company paid the consideration on February 3, 2022 and legal formalities to transfer the control to the Company were completed in November 2022. In January 2023, the Company reached an agreement with Youyou and its former controlling shareholders to terminate the acquisition. In accordance with the termination agreement all related issued shares will be returned by June 30, 2023. As of June 30, 2023, the Company had not received the related issued shares in accordance with the termination agreement and thus recorded fair value adjustment of $2,000,091 for the year ended June 30, 2023.

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 40% equity interests in Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd. (“Lianbao”) in consideration for 5,823,363 ordinary shares (29,117 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022 and April 12, 2023) issued on March 2, 2022 of the Company at a fair value of $3,743,258 (par value of $582 and additional paid-in capital of $3,742,676). In June 2022, the Company reached an agreement with Lianbao and its controlling shareholders to terminate the acquisition since the financial position of Lianbao had changed after the equity transfer agreement being signed. In accordance with the termination agreement all related issued shares will be returned by December 31, 2022. Accordingly, the Company has recorded the $1,747,009 as other receivables based on the fair value of the shares as of June 30, 2022 to be received and recorded fair value adjustment of $1,996,249 for the year ended June 30, 2022. As of June 30, 2023, the Company had not received the related issued shares in accordance with the termination agreement and thus recorded fair value adjustment of $1,747,009 for the year ended June 30, 2023.

****	In January 2020, E-Home Pingtan entered into three agreements with three new outlets for business cooperation purposes. These refundable performance deposits were mainly paid for the business introduction services in which the outlets promised to refer business and customers to E-Home Pingtan within three years. The outlets agreed to return the deposits to E-Home Pingtan in case of termination of the agreements. In April 2021, the Company terminated the agreement with one outlet and received refund of performance deposit from the outlet of $756,704. In January 2023, the Company renewed agreements with the two outlets for further business cooperation for three years and recorded the deposits as long-term deposits (see Note 12)

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of June 30, 2023 and 2022:

	2023	2022
Buildings and improvements	$4,963,911	$4,416,120
Motor vehicles	337,202	323,490
Office and electronic equipment	330,232	85,732
Machinery	176,431	-
Total property and equipment, at cost	5,807,776	4,825,342
Less: accumulated depreciation	(995,252)	(230,238)
Property and equipment, net	$4,812,524	$4,595,104

As of June 30, 2023 and 2022, there were not any pledged property and equipment, respectively. The Company recorded depreciation expense of $807,879, $141,077 and $16,196 for property and equipment during the years ended June 30, 2023, 2022 and 2021, respectively. For the years ended June 30, 2023, 2022 and 2021, the Company recorded no impairment losses for property and equipment, respectively.

For the years ended June 30, 2023, 2022 and 2021, the Company purchased new property and equipment of $887,838, $4,607,297 and $261,843 in cash and cash equivalents, respectively. For the year ended June 30, 2023, the Company acquired property and equipment of $78,280 (cost of $463,207 and accumulated depreciation of $384,927) from business combinations. For the years ended June 30, 2023, 2022 and 2021, the Company recorded no disposal of property and equipment, respectively.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of June 30, 2023 and 2022:

	2023	2022
Customer relationships	$7,748,590	$-
Copyrights and trademarks	242,556	-
Software	35,556	17,793
Senior care service app	41,518	44,700
Less: accumulated amortization	(1,485,359)	(38,530)
Less: impairment	(6,551,529)	-
Intangible assets, net	$31,332	$23,963

On June 14, 2022 and December 20, 2022, the Company and its wholly owned subsidiary, E-Home Hong Kong, entered into equity transfer agreements with Zhongrun, a limited liability company established in China and Ms. Ling Chen, pursuant to which Ms. Chen agreed to transfer 55% and 20% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for the sum of (i) RMB3 million (approximately $0.453 million, not paid) in cash and (ii) 28,041,992 ordinary shares of the Company. On July 8, 2022, the Company issued 28,041,992 ordinary shares (140,210 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022 and April 12, 2023) according to the equity transfer agreement at a fair value of $8,496,724 (par value of $2,804 and additional paid-in capital of $8,493,919). On December 20, 2022, the Company issued 4,660,129 ordinary shares (466,013 shares retrospectively adjusted for effect of reverse stock split on April 12, 2023) at an aggregate fair value of $2,853,596 (par value of $9,320 and additional paid-in capital of $2,844,276).

Based on the valuations report from independent third-party valuation firms used in the purchase price allocation, the Company recorded customer relationships of $6,321,792 with useful life of five years as intangible assets. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. Customer relationships recorded by the Company includes Zhongrun’s practice of establishing relationships with its customers through contracts and regular contact by sales and representatives.

On July 30, 2022, the Company’s board of directors approved proposal per Mr. Xie to acquire 100% of the equity interests of Chuangying and its subsidiaries from Lin Jianying, in consideration for an aggregate of 14,438,584 ordinary shares (72,193 ordinary shares retrospectively adjusted for effect of reverse stock split on September 23, 2022 and April 12, 2023) of the Company valued at RMB39.2 million (approximately $5.59 million) with a per share issuance price equal to 130% of the average of the Nasdaq closing price for the consecutive twenty trading days preceding July 26, 2022, or $0.39.

Based on the valuations report from independent third-party valuation firms used in the purchase price allocation, the Company recorded customer relationships of $1,426,798 with useful life of ten years and copyrights and trademarks of $242,556 with useful life of five years as intangible assets. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. Customer relationships recorded by the Company includes Chuangying’s practice of establishing relationships with its customers through contracts and regular contact by sales and representatives.

As of June 30, 2023 and 2022, there were no any pledged intangible assets to secure bank loans, respectively. The Company recorded amortization expense of $1,449,911, $11,126 and $10,888 during the years ended June 30, 2023, 2022 and 2021, respectively. For the year ended June 30, 2023, the Company recorded impairment loss for customer relationships and copyrights and trademarks acquired from business combinations of $6,551,529 based on the management’s assessment. For the years ended June 30, 2022 and 2021, the Company recorded no impairment losses for intangible assets, respectively. For the years ended June 30, 2023, 2022 and 2021, the Company recorded no disposal of intangible assets, respectively.

Estimated future amortization expense is as follows as of June 30, 2023:

Years ending June 30,	Amortization expense

2024	$10,294
2025	10,294
2026	10,294
2027	450
$31,332

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

In December 2022, the Company transferred its 20% ownership in Fuzhou Fumao to an unaffiliated individual at cost value by completing the registration process with local governmental authorities on December 24, 2022. As of June 30, 2023, the carrying amount of long-term investment is $0 and the Company recorded the receivable amount of equity transfer of $830,358 (RMB 6,000,000) in “prepayment, receivables and other current assets”.

NOTE 9 – OPERATING LEASE RIGHT-OF-USE ASSETS, NET

Operating lease right -of-use assets, net were as follows as of June 30, 2023 and 2022:

	2022	Increase/ (Decrease)	Exchange rate translation	2023
Shou Hill Valley Area	$2,235,003	$-	$(159,108)	$2,075,895
Villas	2,205,984	-	(157,042)	2,048,942
Farmland*	2,235,003	-	(159,108)	2,075,895
Base Station Tower	260,356	-	(18,534)	241,822
Office	161,279	(154,873)	(6,406)	-
Warehouse**	-	742,901	(24,346)	718,555
Total right-of-use assets, at cost	7,097,625	588,028	(524,544)	7,161,109
Less: accumulated amortization	(1,047,160)	(520,859)	41,212	(1,526,807)
Right-of-use assets, net	$6,050,465	$67,169	(483,332)	$5,634,302

*	On July 7, 2021, E-Home Pingtan entered into an agreement with an unaffiliated company and individual to obtain the right of use for farmland of 74 acers for $2,319,791 (RMB 15,000,000). The Company prepaid the installment of $2,319,791 (RMB 15,000,000) to the individual as of June 30, 2022.

**	On December 1, 2016, Zhongrun entered into an agreement with an unaffiliated company and individual to obtain the right of use for warehouse of 7,199.38 square meters for $2,127,121 (RMB 14,814,544). The Company acquired the operating lease right-of-use assets from its acquisition of Zhongrun in July 2023.

The Company recognized lease expense for the operating lease right-of-use assets Shou Hill Valley Area and Villas over the lease periods which are 20 years. The Company recognized lease expense for the operating lease right-of-use asset Base Station Tower over the lease period which is 10 years. The Company recognized lease expense for the operating lease right-of-use asset Farmland over the lease period which is 12.5 years. The Company recognized lease expense for the operating lease right-of-use asset Office over the lease period which is 3 years and terminated on December 31, 2022. The Company recognized lease expense for the operating lease right-of-use asset Warehouse over the lease contract period, which was nine years. For the year ended June 30, 2023, amortization of the operating lease right-of-use assets amounted to $430,112 and the interest on lease liabilities amounted to $65,924.

NOTE 10 – FINANCE LEASE RIGHT-OF-USE ASSETS, NET

Finance lease right -of-use assets, net were as follows as of June 30, 2023 and 2022:

	2022	Increase/ (Decrease)	Exchange rate translation	2023
Company vehicles	$1,788,003	$-	$(127,287)	$1,660,716
Less: accumulated amortization	(670,501)	(171,698)	53,359	(788,840)
Right-of-use assets, net	$1,117,502	$(171,698)	$(73,928)	$871,876

The finance lease right-of-use asset is amortized over a 10-year period. The amortization period is 10 years and the discount rate used is 4.9%.

NOTE 11 – LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets as of June 30, 2023 and 2022 consisted of the following:

	2023	2022
Deposits paid for land use right*	$60,000,000	$-
Performance deposits** (Note 5)	1,937,502	-
Deposits paid for lease assets	936,835	372,501
Total	$62,874,337	$372,501

*

On November 1, 2022, E-Home Pingtan entered into an investment agreement with Pingtan Comprehensive Experimental Area Investment Committee to invest in the project of “Haixia Home Management College” for promoting the education of home economics in the PRC. On January 30, 2023, the Company transferred $60,000,000 to Pingtan Comprehensive Experimental Area Investment Committee as deposits to acquire the land use right for the project.

**	In 2019, E-Home Pingtan entered into an agreement with an unaffiliated company to purchase the right of use for land of 126 acers for RMB 80,000,000. The Company prepaid $1,547,964 (RMB 10,000,000) to the individual as of June 30, 2021. The agreement was terminated in 2022 and E-Home Pingtan received the deposit from the unaffiliated company.

NOTE 12 – GOODWILL

For the year ended June 30, 2023, the Company completed several business combinations with total purchase consideration in aggregate was $17,374,118, among which $8,846,867 was allocated to goodwill. The Company expects to achieve significant synergies from such acquisitions which it plans to complement its existing businesses. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition date.

Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions.

The valuations used in the purchase price allocation were determined by the Company with the assistance of independent third-party valuation firms. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are all private companies, the fair value estimates of pre-existing equity interests and debt investment or noncontrolling interests are based on significant inputs considered by market participants which mainly include (a) discount rate, (b) projected terminal value based on future cash flows, (c) equity multiples or enterprise value multiples of companies in the same industries and (d) adjustment for lack of control or lack of marketability.

The purchase prices allocation to the assets acquired and liabilities assumed based on their fair values were included in Note 3. Business Combinations.

NOTE 13 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following is a summary of accounts payable and accrued expenses as of June 30, 2023 and 2022:

	2023	2022
Payable to suppliers	$3,824,516	$3,486,600
Salary and welfare payables	497,274	412,444
Accrued expenses and other current liabilities	2,968,530	699,032
Total	7,290,320	4,598,076

NOTE 14 – ADVANCE FROM CUSTOMERS

Advance from customers as of June 30, 2023 and 2022 consisted of the following:

	2023	2022
Senior care services	$1,805,609	$1,769,289
Housekeeping services	317,931	481,783
Total	$2,123,540	$2,251,072

E-Home received annual fees from senior care services customers and recognized revenues over the contract period. The amounts advanced from customers from senior care services were $1,805,609 and $1,769,289 as of June 30, 2023 and 2022, respectively, which will be recognized as senior care services revenue within 12 months. E-Home received advance from housekeeping services customers and recognized revenues when services are provided. The amounts advanced from customers from housekeeping services were $317,931 and $481,783 as of June 30, 2023 and 2022, respectively, which will be recognized as housekeeping services revenue within 12 months.

NOTE 15 – OPERATING LEASE LIABILITIES

Operating lease liabilities as of June 30, 2023 and 2022 consisted of the following:

	2023	2022
Villas*	$1,192,898	$1,956,260
Warehouse**	607,870	-
Base Station Tower***	151,978	188,069
Office****	-	107,506
Total operating lease liabilities	$1,952,746	$2,251,835

Analyzed for reporting purposes as:

	2023	2022
Long-term portion of operating lease liabilities	$1,636,493	$1,473,093
Current maturities of operating lease liabilities	316,253	778,742
Total	$1,952,746	$2,251,835

The operating lease liabilities is the net present value of the remaining lease payments as of June 30, 2023 and 2022.

The discount rates used for the Villas, Base Station Tower, Office and Warehouse were 4.12%, 3.14%, 2.46%, and 4.45%, respectively. The weighted average discount rate used for operating leases was 4.06%. The weighted average remaining lease terms for operating leases was 16.00 years. The incremental borrowing rate for the Company ranged from 3.7% to 4.8%.

The Company recorded no operating lease liability for the operating lease of Shou Hill Valley Area as of June 30, 2023 and 2022, respectively, since the Company prepaid the total lease expense of $2,319,791 (RMB 15,000,000) in December 2017. The Company recorded no operating lease liability for the operating lease of Farmland as of June 30, 2023 and 2022, since the Company paid the total lease expense of $2,321,945 (RMB 15,000,000) in October 2021.

For the years ended June 30, 2023, 2022 and 2021, the operating lease expense were $520,859, $336,992 and $1,010,608, respectively. For the years ended June 30, 2023, 2022 and 2021, the short-term operating lease expense were $5,079,411, $259,996 and $1,589,089, respectively.

*	The lease agreement of Villas was entered into on December 22, 2017, bears interest at about 4.12% and will be matured on December 31, 2037. Lease payments for this agreement are to be made every five years. As of June 30, 2023, the Company has paid $696,584 for the first installment to the lessee.

**	The operating lease liabilities is the net present value of the remaining lease payments as of June 30, 2023 and 2022. The discount rate used for the warehouse operating lease warehouse was 4.45%. The remaining lease term for the warehouse operating lease was 3.42 years.

***	The lease agreement of Base Station Tower was entered into on November 25, 2019, bears interest at about 3.14% and will be matured on November 24, 2029. Lease payments for this agreement are to be made every year. As of June 30, 2023, the Company has paid $ 61,919 to the lessee.

****	The lease agreement of Office was entered into on January 1, 2022, bears interest at about 2.46% and will be matured on December 31, 2024. Lease payments for this agreement are to be made every year. The Company terminated the lease contract with leaser on September 30, 2022.

Maturity analysis of operating lease liabilities as of June 30, 2023 is as follows:

Operating lease payment	Villas	Base station tower	Warehouse	Total undiscounted cash flows
Discount rate at commencement	4.12%	3.14%	4.45%
One year	$-	$27,679	$265,766	$293,445
Two years	-	27,679	265,766	293,445
Three years	-	27,679	110,736	138,415
Four years	-	27,679	-	27,679
Five years	753,550	27,679	-	781,229
Beyond five years	828,905	27,679	-	856,584
Total undiscounted cash flows	$1,582,455	$166,074	$642,268	$2,390,797
Total operating lease liabilities	1,192,898	151,978	607,870	1,952,746
Difference between undiscounted cash flows and discounted cash flows	389,557	14,096	34,398	438,051

Maturity analysis of operating lease liabilities as of June 30, 2022 is as follows:

Operating lease payment	Villas	Base station tower	Office	Total undiscounted cash flows
Discount rate at commencement	4.12%	3.14%	2.46%
One year	$737,551	$29,800	$55,070	$822,421
Two years	-	29,800	55,070	84,870
Three years	-	29,800	-	29,800
Four years	-	29,800	-	29,800
Five years	-	29,800	-	29,800
Beyond five years	1,703,743	59,600	-	1,763,343
Total undiscounted cash flows	$2,441,294	$208,600	110,140	$2,760,034
Total operating lease liabilities	1,956,260	188,069	107,506	2,251,835
Difference between undiscounted cash flows and discounted cash flows	485,034	20,531	2,634	508,199

NOTE 16 – FINANCE LEASE LIABILITIES

Financing lease liabilities as of June 30, 2023 and 2022 consisted of the following:

	2022	Increase/ (Decrease)	Payment	Exchange rate translation	2023
Company vehicles	$328,484	$-	$(76,135)	$(83,471)	$168,878
Add: Unrecognized finance expense	97,611	9,737	-	64,053	171,401
Total financing lease liabilities	$426,095	$9,737	$(76,135)	$(19,418)	$340,279

Analyzed for reporting purposes as:

	2023	2022
Long-term portion of finance lease liabilities	$282,015	$366,359
Current maturities of finance lease liabilities	58,264	59,736
Total	$340,279	$426,095

The lease agreement was entered into on September 11, 2017, bears interest at about 4.9% and will be matured on December 31, 2027. For the years ended June 30, 2023, 2022 and 2021, the amortization expense of financial lease right-of-use assets were $166,072, $185,583 and $181,610 and $170,714, respectively. For the years ended June 30, 2023, 2022 and 2021, the interest expense for financial lease were $15,614, $26,068 and $25,509, respectively.

Maturity analysis of financial lease liabilities as of June 30, 2023 is as follows:

Financial lease payments	Company vehicles
Discount rate at commencement	4.9%
One year	$73,640
Two years	73,640
Three years	73,640
Four years	73,640
Five years	73,640
Beyond five years	18,410
Total undiscounted cash flows	$386,610
Total financing lease liabilities	340,279
Difference between undiscounted cash flows and discounted cash flows	46,331

Maturity analysis of financial lease liabilities as of June 30, 2022 is as follows:

Financial lease payments	Company vehicles
Discount rate at commencement	4.9%
One year	$79,285
Two years	79,285
Three years	79,285
Four years	79,285
Five years	79,285
Beyond five years	99,106
Total undiscounted cash flows	$495,531
Total financing lease liabilities	426,095
Difference between undiscounted cash flows and discounted cash flows	69,436

NOTE 17 – CONVERTIBLE NOTES

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

Material Terms of the Convertible Note 2021:

●	Interest accrues on the outstanding balance of the Convertible Note at 8% per annum from the Purchase Price Date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Convertible Note.

●	Upon the occurrence of a Trigger Event, Investor may increase the outstanding balance payable under the Convertible Note by 12% or 5%, depending on the nature of such event. If the Company files to cure the Trigger Event within the required five trading days, the Triger Event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law. The Company evaluated these trigger events and concluded to record no provision as of June 30, 2022.

●	Investor may convert all or any part of the outstanding balance of the Convertible Note, at any time after six months from the issue date, into ordinary shares of the Company at a price equal to 85% multiplied by the lowest daily VWAP (Volume-Weighted Average Price) during the ten trading days immediately preceding the applicable conversion, subject to certain adjustments, an issuance cap pursuant to NASDAQ Listing Rule 5635(d) and ownership limitations specified in the Convertible Note.

●	Joseph Stone Capital, LLC (“JSC”) acted as the exclusive placement agent in connection with the offering. The Company agreed to pay JSC a cash fee equal to 6.5% of the aggregate gross proceeds received by the Company in the offering as well as certain placement agent allowance and legal fees. In addition, the Company agreed to issue to JSC or its designee(s) warrants to purchase up to 157,934 ordinary shares of the Company. The warrants have a term of five years and are exercisable at a price of $2.00 per share (79 ordinary shares at a price of $4,000 per share retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023).

●	Lender has the right at any time after the date that is six (6) months from the Purchase Price Date until the Outstanding Balance has been paid in full, at its election, to convert (“Conversion”) all or any portion of the Outstanding Balance into fully paid and non-assessable Ordinary Shares, par value $0.0001 (the “Ordinary Shares”), of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Conversion Price; provided, however, that in the event the Floor Price is higher than the Conversion Price, Borrower may, subject to applicable Nasdaq listing rules, either agree to lower the Floor Price (as defined below) to be equal to the applicable Conversion Price or satisfy the Conversion in cash.

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

Debt issuance costs related to the original Convertible Note 2021 comprised of commissions paid to third party placement agent, lawyers, and warrants value of $880,025. The Company allocated the total amount incurred to the liability and equity components of the original Convertible Note 2021 based on their relative values. Issuance costs attributable to the liability component were $697,771 and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were $182,255 and netted with the equity component in stockholders’ equity of $1,092,460 and warrant value of $212,105.

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

Material Terms of the Convertible Note 2022:

●	Interest accrues on the outstanding balance of the Convertible Note at 8% per annum from the Purchase Price Date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Convertible Note.

●	Upon the occurrence of a Trigger Event, Investor may increase the outstanding balance payable under the Convertible Note by 12% or 5%, depending on the nature of such event. If the Company files to cure the Trigger Event within the required five trading days, the Triger Event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law. The Company evaluated these trigger events and concluded to record no provision as of June 30, 2022.

●	Investor may convert all or any part of the outstanding balance of the Convertible Note, at any time after six months from the issue date, into ordinary shares of the Company at a price equal to 85% multiplied by the lowest daily VWAP (Volume-Weighted Average Price) during the ten trading days immediately preceding the applicable conversion, subject to certain adjustments, an issuance cap pursuant to NASDAQ Listing Rule 5635(d) and ownership limitations specified in the Convertible Note.

●	Joseph Stone Capital, LLC (“JSC”) acted as the exclusive placement agent in connection with the offering. The Company agreed to pay JSC a cash fee equal to 6.5% of the aggregate gross proceeds received by the Company in the offering as well as certain placement agent allowance and legal fees. In addition, the Company agreed to issue to JSC or its designee(s) warrants to purchase up to 386,585 ordinary shares of the Company. The warrants have a term of five years and are exercisable at a price of $0.49 per share (193 ordinary shares at a price of $980 per share retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023).

●	Lender has the right at any time after the date that is six (6) months from the Purchase Price Date until the Outstanding Balance has been paid in full, at its election, to convert (“Conversion”) all or any portion of the Outstanding Balance into fully paid and non-assessable Ordinary Shares, par value $0.0001 (the “Ordinary Shares”), of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Conversion Price; provided, however, that in the event the Floor Price is higher than the Conversion Price, Borrower may, subject to applicable Nasdaq listing rules, either agree to lower the Floor Price (as defined below) to be equal to the applicable Conversion Price or satisfy the Conversion in cash.

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

Debt issuance costs related to the original Convertible Note 2022 comprised of commissions paid to third party placement agent, lawyers, and warrants value of $559,467. The Company allocated the total amount incurred to the liability and equity components of the original Convertible Note 2022 based on their relative values. Issuance costs attributable to the liability component were $438,856 and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were $120,611 and netted with the equity component in stockholders’ equity of $683,393 and warrant value of $133,372.

Net carrying amount of the liability component Convertible Notes dated as of June 30, 2023 were as following:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Note 2021	$1,469,512	$(143,335)	$1,326,177
Convertible Note 2022	3,170,000	(624,350)	2,545,650
Convertible Notes - liability portion	$4,639,512	$(767,685)	$3,871,827

Net carrying amount of the equity component of the Convertible Notes as of June 30, 2023 were as following:

	Amount allocated to conversion option	Issuance cost	Equity component,net

Convertible Note 2021	$1,092,460	$(182,255)	$910,205
Convertible Note 2022	683,393	(120,611)	562,782
Convertible Notes – equity portion	$1,775,853	$(302,866)	$1,472,987

Amortization of issuance cost, debt discount and interest cost for the year ended June 30, 2023 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Note 2021	$891,135	$458,231	$1,349,366
Convertible Note 2022	485,323	264,577	749,900
Convertible Notes	$1,376,458	$722,808	$2,099,266

Net carrying amount of the liability component Convertible Notes dated as of June 30, 2022 were as following:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Note 2021	$5,275,000	$(1,405,654)	$3,869,346
Convertible Note 2022	3,170,000	(1,109,673)	2,060,327
Convertible Notes - liability portion	$8,445,000	$(2,515,327)	$5,929,673

Net carrying amount of the equity component of the Convertible Notes as of June 30, 2022 were as following:

	Amount allocated to conversion option	Issuance cost	Equity component, net

Convertible Note 2021	$1,092,460	$(182,255)	$910,205
Convertible Note 2022	683,393	(120,611)	562,782
Convertible Notes – equity portion	$1,775,853	$(302,866)	$1,472,987

Amortization of issuance cost, debt discount and interest cost for the year ended June 30, 2022 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Note 2021	$384,577	$227,465	$612,042
Convertible Note 2022	12,576	7,051	19,627
Convertible Notes	$397,542	$234,516	$631,669

The effective interest rate to derive the liability component fair value were 33.10% and 34.51% for Convertible Note 2021 and Convertible Note 2022, respectively.

NOTE 18 – TAXES

The Company is registered in the Cayman Islands. The Company generated substantially all of its income/ (loss) from its PRC operations for the years ended June 30, 2023, 2022 and 2021.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

E-Home Hong Kong is not subject to tax on income or capital gain since there has no operations in Hong Kong for the years ended June 30, 2023, 2022 and 2021.

PRC

Income Tax

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The EIT Law became effective on January 1, 2008. 25% tax rates apply to all the PRC operation subsidiaries in the Company.

The provision for income tax for the years ended June 30, 2023, 2022 and 2021, consisted of the following:

	2023	2022	2021
Current income tax provision	$(138,418)	$1,849,570	$2,968,362
Deferred income tax provision	424,753	244,506	704,262
Total	$286,335	$2,094,076	$3,672,624

The following table sets forth reconciliation between the statutory EIT rate and the effective tax for the years ended June 30, 2023, 2022 and 2021, respectively:

	2023	2022	2021
Income before income taxes	$(11,760,317)	$8,335,041	$10,072,523
Provision for income taxes at statutory tax rate in the PRC	(2,798,020)	2,083,760	3,660,090
Temporary difference not recognized as deferred tax assets	3,078,891	-	-
Effect of expense for which no income tax is deductible	5,464	10,316	12,534
Income tax expense	$286,335	$2,094,076	$3,672,624

The significant components of deferred tax assets and liabilities as of June 30, 2023 and 2022 were as follows:

	2023	2022
Deferred tax assets
Advanced from customers	$446,246	442,322
Total deferred tax assets	446,246	442,322
Allowance for deferred tax assets	(446,246)	-
Deferred tax assets, net	-	442,322

	2023	2022
Deferred tax liabilities
Business combinations	$1,819,826	-
Total deferred tax liabilities	1,819,826	-

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

Taxes payable

The Company’s taxes payable as of June 30, 2023 and 2022, consisted of the following:

	2023	2022
Income tax payable	$-	$495,009
VAT payable	-	9,725
Other tax payables	-	940
Total	$-	$505,674

NOTE 19 - EQUITY

Ordinary Shares

At the reorganization event described in Note 1, the Company issued 50,000 ordinary shares with par value of $1 to exchange for the ownership in E-Home Pingtan from the former shareholders to WFOE.

Prior to the reorganization, the Company had $3,620,757 and $3,885,586 in contributed ownership as of June 30, 2019 and 2018, respectively.

The reorganization has been accounted for at historical cost and prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company. On May 23, 2019, the Company split its 50,000 ordinary shares into 500,000,000 ordinary shares. The authorized ordinary shares became 500,000,000 shares and the par value changed from US$1 to US$0.0001. As part of its reorganization and on May 23, 2019, the Company surrendered 472,000,000 ordinary shares. As a result, the Company has 28,000,000 ordinary shares issued and outstanding (140,000 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023).

On May 18, 2021, the Company completed the closing of its initial public offering of 5,575,556 ordinary shares at a public offering price of $4.50 per ordinary share (27,878 shares of $900 per share retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023). The total gross proceed from the initial public offering was approximately $25.1 million before underwriting commissions and offering expenses. The total net proceed from the initial public offering was $21,661,293 (ordinary shares of $558 and additional paid-in capital of $21,660,735) after deducting the financing expenses directly related to the initial public offering.

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

On June 21, 2021, the Company granted 6,000 ordinary (3 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023) to three of its independent directors (200 shares for each director, 10 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023) as their compensations at a fair value of $213,840 (ordinary shares of $1 and additional paid-in capital of $213,839).

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 60% equity interests in Youyou in consideration of in consideration for the sum of (i) RMB4 million (approximately $0.60 million) in cash and (ii) 2,702,826 ordinary shares of the Company (1,351 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023). On February 3, 2022, the Company issued 2,702,826 ordinary shares to the former controlling shareholders of Youyou at a fair value of $2,000,091 (par value of $270 and additional paid-in capital of $1,999,821).

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 40% equity interests in Lianbao in consideration of in consideration for 5,823,363 ordinary shares of the Company (2,912 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023). On March 2, 2022, the Company issued 5,823,363 ordinary shares to the former controlling shareholders of Lianbao.

On March 18, 2022, the Company granted 400,000 ordinary shares (200 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023) to its consultants as their compensations at a fair value of $308,000 (par value of $40 and additional paid-in capital of $307,960). On June 22, 2022, the Company granted 1,000,000 ordinary shares (500 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023) to its directors as their compensations at a fair value of $322,500 (par value of $100 and additional paid-in capital of $322,400).

On June 14, 2022, the Company and its wholly owned subsidiary, E-Home Hong Kong, entered into an equity transfer agreement with Zhongrun, a limited liability company established in China and Ms. Ling Chen, the sole shareholder of Zhongrun, pursuant to which Ms. Chen agreed to transfer 55% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for the sum of (i) RMB3 million (approximately $0.45 million) in cash and (ii) 28,041,992 ordinary shares of the Company. On July 8, 2022, the Company issued 28,041,992 ordinary shares (14,021 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023) according to the equity transfer agreement at a fair value of $8,496,724 (par value of $2,804 and additional paid-in capital of $8,493,919).

On July 30, 2022, the Company’s board of directors approved to acquire 100% of the equity interests of Chuangying and its subsidiaries from Lin Jianying, in consideration for an aggregate of 14,438,584 ordinary shares (7,219 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023) of the Company valued at RMB389.2 million (approximately $5.59 million) with a per share issuance price equal to 130% of the average of the Nasdaq closing price for the consecutive twenty trading days preceding July 26, 2022, or $0.39. Beijing Ningbanghonghe Assets Valuation Firm, a third-party appraiser based in Beijing, China, rendered a valuation report, in which the value of total shareholder equity in Chuangying was determined to be approximately RMB39.2 million.

On August 15, 2022, the Company’s board of directors approved the financing by the Company in the amount of $3,600,000 through the issuance and sale to Multi Rise Holdings Limited, a British Virgin Islands company, of 16,363,636 ordinary shares (8,182 shares retrospectively adjusted for effect of reverse stock split on,) of the Company, par value $0.0001 per share, at a per share purchase price of $0.22, pursuant to a securities purchase agreement.

On September 19, 2022, the Company’s board of directors approved for issuance and sale of the Company’s ordinary shares up to an aggregate offering price of US$12,300,000 that the Company may sell to White Lion Capital LLC from time to time at the Company’s sole discretion over the commitment period, plus an aggregate of 1,329,729 of Ordinary Shares issuable to the Investor as commitment fee pursuant to the Purchase Agreement. On September 14, 2022, the Company issued 10,343,064 ordinary shares (5,172 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023 and September 25, 2023) to White Lion Capital LLC for the aggregated consideration of $783,303.

Reverse stock split

On September 8, 2022, the Company’s board of directors approved to effect a one-for-twenty reverse stock split of its ordinary shares with the market effective on September 23, 2022, such that the number of the Company’s authorized preferred and ordinary shares remain unchanged, and the par value of each ordinary share is increased from US$0.0001 to US$0.002. As a result of the reverse stock split, each twenty pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split.

On November 18, 2022, the Company entered into a securities purchase agreement with certain investors, pursuant to which each of the investors agreed to purchase and the Company agreed to issue and sell to the investors, an aggregation of 3,480,000 ordinary shares (34,800 shares retrospectively adjusted for effect of reverse stock split on April 13, 2023 and September 25, 2023) of the Company at the subscription price of US$1.00 per share for the aggregated consideration of US$3,480,000.

On December 20, 2022, the Company and its wholly owned subsidiary, E-Home Hong Kong, entered into an equity transfer agreement with Zhongrun, a limited liability company established in China and Ms. Ling Chen, pursuant to which Ms. Chen agreed to transfer 20% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for RMB20 million. On December 20, 2022, the Company issued 4,660,129 ordinary shares (46,601 shares retrospectively adjusted for effect of reverse stock split on April 13, 2023 and September 25, 2023) at a fair value of $2,853,596 (par value of $9,320 and additional paid-in capital of $2,844,276).

On January 6, 2023, the Company entered into a securities purchase agreement with eleven investors, including two entities and nine individuals, pursuant to which the investors agreed to purchase an aggregate of 40,650,406 ordinary shares (406,504 shares retrospectively adjusted for effect of reverse stock split on April 12, 2023 and September 25, 2023) of the Company for the purchase price of $0.492 per ordinary share, which is the average of the closing prices of the Company’s ordinary shares for the six consecutive trading days prior to January 3, 2023. The Company has received an aggregate of US$20 million proceeds in connection with the investment.

On January 27, 2023, the Company entered into a securities purchase agreement with certain investors, pursuant to which each of the investors agreed to purchase and the Company agreed to issue and sell to the investors an aggregate of 183,077,333 ordinary shares (1,830,773 shares retrospectively adjusted for effect of reverse stock split on April 12, 2023 and September 25, 2023) at a purchase price of US$0.383 per ordinary share for the aggregate gross proceeds of US$70,118,618 before deducting offering expenses.

Reverse stock split

On April 12, 2023, the Company announced the effect of a one-for ten reverse stock split of its ordinary shares approved by the Company’s Annual General Meeting of Shareholders with the market effective on April 13, 2023, such that the par value of each ordinary share is increased from US$0.002 to US$0.02. As a result of the one-for-ten reverse stock split, each ten pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split.

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $664,100 and $664,100 as of June 30, 2023 and 2022.

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in PRC. For the years ended June 30, 2023, 2022 and 2021, there were no Company dividend declared.

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

	2023	2022
Installation and maintenance	$38,724,515	$37,531,466
Sales of household appliance accessories	2,452,685	2,486,496
Housekeeping	17,210,122	16,340,910
Senior care services	4,292,886	5,259,977
Sales of E-watch	2,223,067	2,132,244
Sales of pharmaceutical products	2,368,071	-
Educational consulting services	1,050,397	-
Total	$68,321,743	$63,751,093

NOTE 21 – SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the management for decision making. Management has identified five operating segments which are installation and maintenance, housekeeping, senior care services, sales of pharmaceutical products and educational consulting services. Operations for senior care services began in August 2019. The Company started generating revenue from this new segment in August 2019. Segments of sales of pharmaceutical products and educational consulting services were acquired from business combination during the year ended June 30, 2023. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins. Segment profit is defined as net sales reduced by cost of revenue and other related operating expenses. The results are shown as follows for the years ended June 30, 2023, 2022 and 2021:

Revenue	2023	2022	2021
Installation and Maintenance	$41,177,200	$40,017,962	$51,546,235
Housekeeping	17,210,122	16,340,910	16,792,722
Senior care services	6,515,953	7,392,221	6,038,814
Sales of pharmaceutical products	2,368,071	-	-
Educational consulting services	1,050,397	-	-
Sublease	-	-	147,663
Total	$68,321,743	$63,751,093	$74,525,434

Cost of revenue	2023	2022	2021
Installation and Maintenance	$27,989,959	$26,791,434	$32,209,179
Housekeeping	14,453,168	13,411,221	13,435,869
Senior care services	4,471,015	4,191,920	2,666,350
Sales of pharmaceutical products	2,178,131	-	-
Educational consulting services	671,825	-	-
Total	$49,764,098	$44,394,575	$48,311,398

Gross profit	2023	2022	2021
Installation and Maintenance	$13,187,241	$13,226,528	$19,337,056
Housekeeping	2,756,954	2,929,689	3,356,853
Senior care services	2,044,938	3,200,301	3,372,464
Sales of pharmaceutical products	189,940	-	-
Educational consulting services	378,572	-	-
Sublease	-	-	147,663
Total	$18,557,645	$19,356,518	$26,214,036

Sales and marketing expenses	2023	2022	2021
Installation and Maintenance	$-	$-	$-
Housekeeping	-	-	-
Senior care services	-	-	-
Sales of pharmaceutical products	-	-	-
Educational consulting services	-	-	-
Unallocated	22,691,231	11,989,919	10,279,274
Total	$22,691,231	$11,989,919	$10,279,274

General and administrative expenses	2023	2022	2021
Installation and Maintenance	$-	$-	$-
Housekeeping	-	-	-
Senior care services	-	-	-
Sales of pharmaceutical products	-	-	-
Educational consulting services	-	-	-
Unallocated	26,230,966	8,219,584	6,869,419
Total	$26,230,966	$8,219,584	$6,869,419

Current assets	2023	2022
Installation and Maintenance	$-	$-
Housekeeping	-	-
Senior care services	-	-
Sales of pharmaceutical products	1,520,107	-
Educational consulting services	819,311	-
Unallocated current assets	81,691,818	66,996,451
Total	$84,031,236	$66,996,451

Non-current assets	2023	2022
Installation and Maintenance	$-	$-
Housekeeping	-	-
Senior care services	5,118,174	4,301,543
Sales of pharmaceutical products	649,608	-
Educational consulting services	17,350	-
Unallocated non-current assets	68,439,239	9,194,315
Total	$74,224,371	$13,495,858

On account of the Company’s business model, assets, operating expense, profit or loss, liabilities and other material items could not be separated into each operating segment. As the Company’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

NOTE 22 – COMMITMENTS AND CONTINGENCIES

As of June 30, 2023, the Company had following lease commitments under non-cancelable agreements:

Future Lease Payments	Operating Lease	Finance Lease	Total
July 2023 to June 2024	$822,421	$79,285	$901,706
July 2024 to June 2025	84,870	79,285	164,155
July 2025 to June 2026	29,800	79,285	109,085
July 2026 to June 2027	29,800	79,285	109,085
July 2027 to June 2028	29,800	79,285	109,085
Thereafter	1,763,343	99,106	1,862,449
Total	$2,760,034	$495,531	$3,255,565

NOTE 23 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchase.

The Company’s sales are made to customers that are located primarily in China. For the years ended June 30, 2023, 2022 and 2021, no individual customer or supplier accounted for more than 10% of the Company’s total revenues or purchase. As of June 30, 2023, 2022 and 2021, no individual customer or supplier accounted for more than 10% of the total outstanding accounts receivable or accounts payable balance.

NOTE 24 – RELATED PARTY BALANCES AND TRANSACTIONS

As of June 30, 2023 and 2022, the Company had $442,825 and $108,761 payable balances to Mr. Wenshan Xie, one of its major shareholders, for temporary working capital needs, respectively. As of June 30, 2023 and 2022, the Company had $1,249,387 and $0 payable balances to Ms. Ling Chen, a shareholder of Zhongrun, a major subsidiary of the Company, for temporary working capital needs, respectively.

During the year ended June 30, 2023, Mr. Xie made payment of $624,385 for temporary working capital needs of the Company and the Company repaid $270,998 to Mr. Xie. During the year ended June 30, 2023, Ms. Chen made payment of $1,277,124 for temporary working capital needs of the Company. During the year ended June 30, 2022, Mr. Xie made payment of $339,045 for temporary working capital needs of the Company and the Company repaid $29,514 to Mr. Xie. During the year ended June 30, 2021, Mr. Xie made payment of $63,975 for temporary working capital needs of the Company and the Company repaid $24,575 to Mr. Xie.

As of June 30, 2023, the Company had $4,295,120 receivable balance from E-Home Group Limited, a company controlled by CEO and Chairman of the Comapny, Mr. Wenshan Xie, for temporary lending. The balance was included in due from related parties presented on the Company’s balance sheet. The Company expects to fully collect the balance of due from related parties by December 31, 2023. For the year ended June 30, 2023, the Company transferred $4,295,120 to E-Home Group Limited for temporary lending.

On June 22, 2022, the Company granted 520,000 ordinary shares (260 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 12, 2023 and September 25, 2023) to its directors and officers as their compensations at a fair value of $167,700 (par value of $52 and additional paid-in capital of $167,648).

On June 21, 2021, the Company granted 6,000 ordinary shares (3 shares retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 12, 2023 and September 25, 2023) to three of its independent directors (2,000 shares for each director) as their compensations at a fair value of $213,840 (ordinary shares of $1 and additional paid-in capital of $213,839).

NOTE 25 – SUBSEQUENT EVENTS

On May 15, 2023, the Board approved and adopted the Company’s 2023 Share Incentive Plan which has 6,000,000 shares (600,000 shares retrospectively adjusted for effect of reverse stock split on September 25, 2023). On July 21, 2023, the Company granted 2,600,000 ordinary shares of $0.02 par value per share (260,000 shares of par value $0.2 per share retrospectively adjusted for effect of reverse stock split on September 25, 2023) to its directors as their compensations under the 2023 Share Incentive Plan.

On July 21, 2023, the Company entered into a securities purchase agreement with certain purchasers, pursuant which the Company will sell to the purchasers in a registered direct offering, an aggregate of 107,317,074 ordinary shares of par value $0.02 per share (10,731,707 ordinary shares of par value $0.2 per share retrospectively adjusted for effect of reverse stock split on September 25, 2023) for aggregate gross proceeds of $12,000,000, before deducting offering expenses. On July 25, 2023, the Company closed the registered direct offering.

Reverse stock split

On September 22, 2023, the Company announced the effect of a one-for ten reverse stock split of its ordinary shares approved by the Company’s Extraordinary General Meeting of Shareholders with the market effective on September 25, 2023, such that the par value of each ordinary share is increased from US$0.02 to US$0.2. As a result of the one-for-ten reverse stock split, each ten pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split.

In accordance with ASC 855-10, the Company evaluated all events and transactions that occurred after June 30, 2023 up through the date the Company issued these financial statements on October 31, 2023 and concluded that no other material subsequent events except for the disclosed above.

