Form 20-F
period 2024-06-30
E-Home Household Service Holdings Ltd
filed 2024-10-29
CIK 1769768

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

Tel: +86-591-87590668

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Shares, par value $10 per share	EJH	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (June 30, 2024): There were 20,443,634 shares of the registrant’s Ordinary Shares outstanding, par value $1 per share. (The Company effected a 1 for 10 reverse stock split in September 2024)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Year Ended June 30, 2024

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

Our reporting currency is U.S. dollar and our functional currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 28, 2024, the noon buying rate was RMB7.1268 to US$1, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Their Respective Individual Shareholders

E-Home is not an operating company but rather a holding company incorporated in the Cayman Islands. Because E-Home has no operations of its own, we conduct substantially all of our business in mainland China (which is also referred to as “PRC,” and for the purpose of this report, excluding Taiwan and the special administrative regions of Hong Kong and Macau) and generate revenue for the years ended June 30, 2022, 2023 and 2024 through E-Home’s subsidiaries, particularly, E-Home (Pingtan) Home Service Co., Ltd. and Fuzhou Bangchang Technology Co. Ltd., and their respective subsidiaries.

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

We dissolved the VIE structure in October 2021 as the business of our PRC subsidiaries does not involve any type of restricted industry. As advised by our PRC legal counsel, Fujian Dajia Law Firm, the risk that we may face penalties associated with our prior VIE structure if such structures are invalidated in the PRC in the future is minimal.

On February 17, 2023, China Securities Regulatory Commission (“CSRC”) released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing on or before effective date of the new rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange other than the filing requirement with CSRC within three business days after we make any oversea securities offering under New Overseas Listing Rules. As advised by our PRC counsel, Fujian Dajia Law Firm, our offerings will be subject to the New Overseas Listing Rules but such offerings are not contingent upon receipt of approval from the CSRC as the new rules only require the Company to file with CSRC within three business days after the completion of the overseas offering since the Company is already listed on an oversea exchange before the effective date of the New Overseas Listing Rules. The Company currently is not in compliance with New Overseas Listing Rules as it has not completed the filings with CSRC for its offerings after the effective date of such new rules and it may face sanctions and penalties by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC. According to the New Overseas Listing Rules, Chinese domestic enterprises shall be made in compliance with national secrecy laws and regulations concerning national security, foreign investment, cybersecurity and data security. Our subsidiaries in China provide home appliance services, senior care services and housekeeping services and their business activities do not affect national security and they don’t have documents and materials which may adversely affect national security or public interests. However, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook, may impact our ability to accept foreign investments, offer our securities to investors or continue to list on a U.S. or other foreign exchange, and could impact our ability to conduct our business.

As further advised by our PRC counsel, as of the date of this annual report, no relevant laws or regulations in the PRC explicitly require E-Home or our PRC subsidiaries to seek approval from the China Securities Regulatory Commission, or the CSRC, or any other PRC governmental authorities other than the filing requirement under New Overseas Listing Rules which the Company is not currently in compliance with, nor has E-Home or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding the offering from the CSRC or any other PRC governmental authorities.  However, since these statements and regulatory actions by the PRC government are newly published, it is uncertain how the regulatory bodies in China will implement these measures, and the impact of the modified or new laws and regulations will have on the daily business operations of our PRC subsidiaries, our ability to accept foreign investments and list on an U.S. or other foreign exchange. Since the Company has not complied the filing requirements under New Overseas Listing Rules which would subject the Company to fines and other penalties for violation of such rules. For more information on various risks related to doing business in China, see “Risk Factors—Risks Related to Doing Business in China”.

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

Permissions Required from the PRC Authorities for Our Operations

We primarily conduct our business through our subsidiaries in China, which are subject to PRC laws and regulations. As of the date of this annual report, none of our PRC subsidiaries are required to obtain any additional licenses or permits beyond a standard business license, except for specific business permits required for certain medical devices and products handled by Zhongrun. Each of our PRC subsidiaries is required to obtain a regular business license from the local branch of the State Administration for Market Regulation. Each of our PRC subsidiaries has obtained a valid business license for its respective business scope, and no application for any such license has been denied. Zhongrun has valid business permit for certain medical devices through March 16, 2027 and valid business permit for distribution of certain medical products through April 28,2027. Zhongrun also completed the filing requirement and received permit for online business for sales of its medical devices on August 30, 2022.

Cybersecurity Review

As advised by our PRC counsel, Fujian Dajia Law Firm, and based on their interpretation of the revised Cybersecurity Review Measures which were released for comments in July 2021 and became effective on February 15, 2022, E-Home or any of its PRC subsidiaries are not required to apply for a cybersecurity review with the CAC, because E-Home’s Ordinary Shares were listed on Nasdaq before the effective date of the revised Cybersecurity Review Measures on February 15, 2022 and the requirement that “online platform operators with personal information of more than 1 million users which intends to go public abroad must apply to the Cybersecurity Review Office of the CAC for a cybersecurity review” set forth in Article 7 of the revised Cybersecurity Review Measures should not be applicable to E-Home or any of its subsidiaries. Further, we do not believe that E-Home or any of its subsidiaries constitutes an online platform operator under the draft Regulations on Network Data Security which were published for comments on November 14, 2021 by the CAC. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel.

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

Cash and Other Assets Transfers Between the Holding Company and Its Subsidiaries

For the fiscal years ended June 30, 2022, 2023 and 2024, E-Home provided capital contributions of $0, $0 and $0, respectively, to our intermediate holding companies and subsidiaries. For the fiscal years ended June 30, 2022, 2023 and 2024, E-Home provided loans of $39,695,120, $30,072,414 and $6,625,136, respectively, to our intermediate holding companies and subsidiaries, and received repayments of $0, $0 and $0, respectively. For fiscal years ended June 30, 2022, 2023 and 2024, no assets other than cash were transferred between E-Home and a subsidiary of the Company, and no subsidiaries paid dividends or made other distributions to the Cayman holding company.

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

Recent Development

On January 11, 2024, the Company entered into a Securities Purchase Agreement (the “Agreement”) with certain purchasers identified on the signature page thereto (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers in a private placement 20,000,000 ordinary shares (the “Shares”) of the Company, at a purchase price of $0.68 per share for an aggregate price of $13,600,000 (the “Private Placement”). The Private Placement were completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. The share numbers are pre share consolidation effected after the date of the Agreement.

On March 21, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers identified on the signature page thereto (the “Purchasers”). Pursuant to the Purchase Agreement, the Company will sell to the Purchasers in a registered direct offering, an aggregate of 10,000,000 ordinary shares (the “Shares”) of the Company at a price of $1.20 per share, for aggregate gross proceeds to the Company of $12,000,000, before deducting offering expenses. The Shares are being offered and sold by the Company pursuant to a Prospectus Supplement to the Prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-259464). The offering was closed in March 2024. The share numbers are pre share consolidation effected after the date of the Purchase Agreement.

On February 6, 2024, the Company held at an extraordinary general meeting and its shareholders approved resolutions resulting in a share consolidation of five issued and unissued ordinary shares with par value of US$0.2 each in the Company’s issued and unissued share capital into one share with par value of US$1 (the “Share Consolidation”). The Share Consolidation is primarily being effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

On July 5, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers identified on the signature page thereto (the “Purchasers”). Pursuant to the Purchase Agreement, the Company will sell to the Purchasers in a registered direct offering, an aggregate of 65,000,000 ordinary shares (the “Shares”) of the Company at a price of $1.00 per share, for aggregate gross proceeds to the Company of $65,000,000, before deducting offering expenses. The Shares are being offered and sold by the Company pursuant to a Prospectus Supplement, which the Company expects to file on July 9, 2024, to the Prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-259464). The offering was closed in July 2024. The share numbers are pre share consolidation effected after the date of the Purchase Agreement.

On September 16, 2024, the Company held an extraordinary general meeting (the “Meeting”). At the Meeting, the shareholders of the Company approved resolutions that would result in (i) the increase of the authorized share capital of the Company from (a) US$100,020,000 divided into (x) 100,000,000 shares designated as ordinary shares with a par value of US$1 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share, to (b) US$1,000,020,000 divided into (x) 1,000,000,000 shares designated as ordinary shares with a  par value of US$1 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share (the “Share Capital Increase”); (ii) a share consolidation of the Company’s issued and unissued ordinary shares (the “Ordinary Shares”) at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-ten (10) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”). At the Meeting, the shareholders of the Company also approved and authorized the Board to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion. In addition, the shareholders approved at the Meeting the fourth amended and restated memorandum and articles of association of the Company to reflect the Share Capital Increase. On September 16, 2024, the Board determined the ratio for Share Consolidation to be one (1)- for ten -(10) and to round up any fractions of the issued consolidated shares resulting from the Share Consolidation. The Company’s ordinary shares will begin to trade on the NASDAQ Stock Market on the post-consolidation basis under the symbol “EJH” on September 24, 2024. The new CUSIP number for the Company’s ordinary shares post-consolidation is G2952X146. The Share Consolidation is primarily being effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

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

Summary of Risk Factors

Investing in our company involves significant risks. These risks include the following:

●	Performance issues or an inability to provide good customer service could adversely affect our business and harm our reputation.

●	If we fail to retain existing or attract new customers or service providers, our business, financial condition and prospects may be materially and adversely affected.

●	We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and suffer losses.

●	We may not be able to effectively manage our growth and expansion or implement our business strategies, in which case our business and results of operations may be materially and adversely affected.

●	The Chinese government exerts significant oversight and discretion over the conduct of our business. The Chinese government may intervene or influence our PRC subsidiaries’ operations at any time, which could result in a material adverse change in our PRC subsidiaries’ operations and in the value of our securities.

●	Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares. Any such changes may take place quickly and with very little notice.

●	The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with any offerings and certain events of the Company under New Overseas Listing Rules, and we currently are not in compliance with such rules and we may face sanctions and penalties by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC.

●	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Provisions on Strengthening the Confidentiality and Archives Administration Personal Information Protection Law, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business.

●	We may be required to apply for a cybersecurity review under the proposed Cybersecurity Review Measures (revised draft for public comments).

●	Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

●	You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and most of our officers and directors reside outside the United States.

●	The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. Although our auditor is subject to inspection by the PCAOB, trading in E-Home’s securities may be prohibited under the HFCA Act if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist E-Home’s securities. Furthermore, a legislation entitled “Consolidated Appropriations Act, 2023” (“Consolidated Appropriations Act”) was signed into law on December 29, 2022, amending the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three.

●	The trading price of our ordinary shares has been and is likely to continue to be highly volatile, which could result in substantial losses to holders of our ordinary shares.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of your shares for return on your investment.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities.

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

We have incurred significant expenses on a variety of advertising and brand promotion initiatives designed to enhance our brand recognition and acquire new customers. We incurred and $21,258,915, $22,691,231, and $11,989,919 of sales and marketing expenses in fiscal years ended June 30, 2024, 2003 and 2022, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing customers, primarily through advertising and brand promotion initiatives. We market our brand and services through multiple channels, both online and offline. Online marketing is mainly done through WeChat events. Offline services are mainly promoted by clients from communities, institutions, training agencies and firms through peer-to-peer marketing. We also aim to deliver premium services to garner strong word-of-mouth referrals and enhance our brand recognition.

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

As a provider of home appliance services, senior care services and housekeeping services, we depend upon the services provided by service providers to end customers and the collection of receivables from these customers.  When our end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay.  After the service is rendered, our service provider will facilitate the collection of any unpaid balance of service fee from the end customer.  Our customers are normally asked to pay such balance through WeChat Pay or Alipay to our accounts so that we receive the payments immediately. If the customer does not have WeChat or Alipay accounts, our service providers will accept cash payments from them. The service providers will then have thirty days to wire the payments to the bank accounts designated by us according to the agreement that we entered into with them. If the end customer refuses to pay, we will communicate directly with the end customer.  Depending on the reasons for non-payment, we may either request the service provider to fix the service problems or request the ender customer to pay.  If the end user continues to fail to pay after a satisfactory service is provided and the service provider is unable to collect payment from the end customer, the service provider has no obligation to pay us, nor are we obligated to pay the service provider.  We are also at risk in the event that the service provider collects cash from the end customers and does not remit it to us. We will treat the failure of payment by the end customer as a bad debt.   While we have not experienced collection problems from end customers or service providers in the past, we may incur significant write-offs if a significant number of our end customers fail to pay their outstanding balances or our service providers fail to remit the cash to us, which could adversely affect our revenues and profitability.

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

We are subject to cyber security risks and may incur increasing costs in an effort to minimize those risks and to respond to cyber incidents.

Our online platforms are dependent on the secure operation of websites and systems as well as the operation of the internet generally. Our business involves the storage of customers’ proprietary information, and security breaches could expose us to a risk of loss or misuse of this information, litigation, and potential liability. A number of large internet companies have suffered security breaches, some of which have involved intentional ransomware attacks. From time to time, we and many other internet businesses also may be subject to a denial of service attacks wherein attackers attempt to block customers’ access to our website with ransomware. If we are unable to avert a denial of service attack for any significant period, we could sustain substantial loss from payment of ransom fee, lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyberattacks.

Cyberattacks may target us, our customers, our suppliers, banks, payment processors, e-commerce in general or the communication infrastructure on which we depend. If an actual or perceived attack or breach of our security occurs, customer and/or supplier perception of the effectiveness of our security measures could be harmed and we could lose customers, vendors or both. Actual or anticipated attacks and risks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third party experts and consultants. A person who is able to circumvent our security measures might be able to misappropriate our or our customers’ proprietary information, cause interruption in our operations, damage our computers or those of our customers, or otherwise damage our reputation and business. Any compromise of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, and a loss of confidence in our security measures, which could harm our business.

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

In connection with the preparation of the financial statements included in this annual report on Form 20-F for the year ended June 30, 2024, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2024 and determined they were not effective due to certain material weaknesses as described in Part II. Item 15. “Controls and Procedures” of this annual report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

The Chinese government has published policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us, such as New Overseas Listing Rules. Any such action could significantly limit or completely hinder E-Home’s ability to offer or continue to offer its securities to investors, and could cause the value of such securities to significantly decline or become worthless.

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

The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with any offerings and certain events of the Company under New Overseas Listing Rules, and we currently are not in compliance with such rules and we may face sanctions and penalties by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC.

On February 17, 2023, the CSRC released the New Overseas Listing Rules, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 are considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations relating to the CSRC’s filing requirements, we are not required to file with CSRC in accordance with the New Overseas Listing Rules immediately, but shall carry out filing procedures as required if we conduct any overseas offerings or fall within other circumstances that require filing with the CSRC. The Company has not completed the filings with CSRC for its offerings since the effective of New Overseas Listing Rules and has not complied the filing requirements of the rules which would subject the Company to fines and other penalties for violation of New Overseas Listing Rules. Given the current PRC regulatory environment, it is uncertain when and whether we and our PRC subsidiaries will be required to obtain other permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even if and when such permissions or approvals are obtained, whether they will be denied or rescinded. If we or any of our PRC subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

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

The PRC National Security Law covers various types of national security, including technology security and information security. The Cybersecurity Review Measures that took effect on February 15,2022 revised Cybersecurity Review Measures expand the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Under the revised Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, such reviews would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. An operator that violates these measures shall be dealt with in accordance with the provisions of the PRC Cybersecurity Law and the PRC Data Security Law. As advised by our PRC counsel, Fujian Dajia Law Firm, we believe that the cybersecurity review requirement under the revised Cybersecurity Review Measures for online platform operators in possession of personal information of over one million users going public in a foreign country does not apply to us or any of our PRC subsidiaries, because we became a public company with shares listed on Nasdaq before such Measures went into effect on February 15, 2022. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel.

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

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. Our subsidiaries in China provide home appliance services, senior care services and housekeeping services and their business activities do not affect national security and they don’t have documents and materials which may adversely affect national security or public interests.

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

Pursuant to Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed  companies due to their positions as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to the State Administration of Foreign Exchange or its local branches for the foreign exchange registration with respect to offshore special purpose companies. As E-Home Household Service Holdings Limited is an overseas listed company under PRC laws, we and our directors, executive officers and other employees who are PRC residents and who are granted stock or options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by the State Administration of Foreign Exchange in February 2012, according to which, employees, directors, supervisors and other management members who are PRC residents participating in any stock incentive plan of an overseas publicly listed company are required to register with the State Administration of Foreign Exchange through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make our best efforts to comply with these requirements. However, there can be no assurance that they can successfully register with the State Administration of Foreign Exchange in full compliance with the rules. To our knowledge, the employees and officers who received stock awards in 2004 have not completed the registration with SAFE yet. Failure to complete the registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

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

You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and all of our officers and directors reside outside the United States.

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

Our ordinary shares may be delisted from the NASDAQ Stock Market (“NASDAQ”).

Since September 2022, the Company has effected five share consolidations with a cumulative ratio of ten thousand shares to one   and the most recent share consolidation was effected in September 2024. Pursuant to the Nasdaq Rule of Excessive Reverse Stock Splits, if the Company’s ordinary shares fail to meet the continued listing requirement for minimum bid price for $1 for 30 consecutive business days, the Company will not be eligible for any compliance period specified in Rule 5810 and the Listing Qualifications Department will issue a Staff Delisting Determination under Rule 5810 with respect to the ordinary shares.

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

Such transactions mentioned above allowed E-Home WFOE to have control over E-Home Pingtan, Fuzhou Bangchang, Zhongrun and Chuangying and their subsidiaries based and upon which we consolidated E-Home Pingtan, Fuzhou Bangchang, Zhongrun and Chuangying and their subsidiaries into our financial statements for the fiscal years ended June 30, 2024.

E-Home Pingtan is a holding company of the following subsidiaries: (i) 100% of the equity interests of Fuzhou Yongheng Xin Electric Co., Ltd., a limited liability company established under the laws of the PRC on October 12, 2004; (ii) 100% of the equity interests of Fujian Happiness Yijia Family Service Co., Ltd., a limited liability company established under the laws of the PRC on January 19, 2015; and (iii) 100% of the equity interests of Danyang Fumao Health Development Co., Ltd., a limited liability company established under the laws of the PRC on June 23, 2021. E-Home Pingtan also holds 20% of the equity interests of Fuzhou Fumao Health Science and Technology Co., Ltd. (“Fuzhou Fumao”), previously named Fuzhou Yiyanbao Information Technology Co., Ltd., a limited liability company established under the laws of the PRC on August 12, 2016. E-Home Pingtan reduced its shareholding in Fuzhou Fumao from 67% to 20% as of September 15, 2021 by completing the registration of the transfer of 47% equity interests in Fuzhou Fumao to certain individuals with local governmental authorities.   On December 23, 2022, E-Home Pingtan transferred its remaining shareholding in Fuzhou Fumao to an unrelated third party.

Corporate Structure

All of our business operations are conducted   through our Chinese subsidiaries. The chart below presents our current corporate structure:

B. Business Overview

General

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e家快服” (“E-Home”), across 21 provinces in China. Currently, these services primarily include home appliance services, housekeeping services and senior care services. For our home appliance services, we partner with individuals and service stores which provide the technicians to deliver the on-site services. We have partnerships with more than 1,800 individuals and service stores providing these services in China. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We currently have more than 2,800 cleaners providing our housekeeping or care services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

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

The focus of our integrated household services will be adjusted based on different seasons and different locations. Most our home appliance services are conducted in Shandong, Henan and Hunan provinces, while our housekeeping and care services are mainly conducted in Fujian, Shandong and Guangxi provinces. We received over 1,319,141 and 1,087,093 service orders in the fiscal years ended June 30, 2023 and 2024, respectively.  We believe that all services ordered were successfully delivered.

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

We market our brand and services through multiple channels, both online and offline. Online marketing is mainly done through WeChat events. Offline services are mainly promoted by clients from communities, institutions, training agencies and firms through peer-to-peer marketing. We also aim to deliver premium services to garner strong word-of-mouth referrals and enhance our brand recognition. The number of our registered members increased to more than 5.26 million for the year ended June 30, 2024 from 4.45 million for the year ended June 30, 2023 and approximately 3.6 million for the year ended June 30, 2022. Registered members are those customers who followed our WeChat official account and provided their profiles, including their phone numbers or WeChat User IDs. Most of the orders for our services are placed from our registered members; therefore, we believe that the number of registered members is a key metric for our operations.

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

Due to the weak economy and consumer spending in China, our overall revenue for the year ended June 30, 2024 decreased to approximately $50.69 million from approximately $68.32 million for the year ended June 30, 2023, representing a decrease of approximately 25.81%, and our net loss decreased to approximately $19.47 million from $36.24 million for the year ended June 30, 2023, representing a decrease in net loss of approximately 46.28%.

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

Our Services

Currently, our services mainly include home appliance services, housekeeping services and senior care services. Our test operations for senior care services began in February 2019 and have so far generated a growing revenue from this new segment. We also generate revenues from sales of pharmaceutical products and devices in PRC, and from providing educational consulting services through the subsidiaries we acquired.

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

We enter into a cooperation agreement with each of the individual service providers and service stores that provide our installation and maintenance services. Under our standard cooperation agreement, we agree to recommend customers to the service provider and assist it in conducting its business, and the service provider agrees to provide the services. The term of our standard cooperation agreement is for five years and may be terminated by either party if (i) such party’s business is suspended by governmental authorities; (ii) the parties have material disputes in the course of operation and fail to settle through friendly consultation; or (iii) parties fail to reach a renewal agreement before the contract expires. In addition, the service provider may terminate the cooperation agreement if our company is facing serious business operation difficulties, or committed fraud against customers and other serious illegal activities, and we may terminate the cooperation agreement if the service provider is facing serious operation difficulties, or committed fraud against customers, misappropriation of customer funds, or other serious illegal activities, or the internal management of the service provider has material issues that may have a material adverse impact on its ordinary course of business. Our standard cooperation agreement also contains a customary confidentiality provision. We have partnerships with more than 1,700 individuals and service stores in China. We normally receive approximately 35% of the fees for the services and the service provider receives approximately 65% of the fees, although terms will vary.

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

Revenue from installation and maintenance services decreased by $11,403,470, or 27.69%, to $29,773,730 for the year ended June 30, 2024 from $41,177,200 for the year ended June 30, 2023. Revenue from installation and maintenance services accounted for 58.74% of our total revenue for the year ended June 30, 2024 as compared to 60.27% for the year ended June 30, 2023. The decline in revenue from installation and maintenance services was primarily due to weak economy in China, which negatively impacted consumer spendings on household services. Despite an increase in registered members on our website, the reduction in consumers’ confidence in overall economy led them to be more cautious with discretionary spending. Consequently, the average spending per user for our installation and maintenance services dropped, directly contributing to the decrease in overall revenue. Revenue from installation and maintenance services increased by $1,159,238, or 2.90%, to $41,177,200 for the year ended June 30, 2023 from $40,017,962 for the year ended June 30, 2022. Revenue from installation and maintenance services accounted for 60.27% of our total revenue for the year ended June 30, 2023, as compared to 62.77% for the year ended June 30, 2022.

Housekeeping

In January 2018, we began providing housekeeping services, which include housecleaning, and maternity matron. Our current standard charge for housecleaning services is about RMB 50 (approximately $6.92) per hour. The minimum order for housecleaning services is four hours. During our fiscal years ended June 30, 2024, 2023 and 2022, we served approximately 957,200, 856,500 and 739,900 customers, respectively.

Customers can place an order through our WeChat platform and pay a service fee for housecleaning for the services. Approximately 90% of our customers are urban residents, particularly white-collar workers. We currently have more than 2,800 cleaners providing our housekeeping services. In most cases, the same cleaner will be assigned to the same customer so that they can build trust and long-term relationships with their customers to provide services with better quality. We highly value the standard of our housekeeping service and we constantly improve the service quality by building up our training system and regularly training our service providers.

We enter into housekeeping service agreements with each of our service providers. Under our standard housekeeping service agreement, the service provider is assigned certain customers and agrees to provide the services for that customer in accordance with our rules and procedures. As compensation, we are paying the service provider monthly at an hourly rate of RMB 42 (approximately $5.80) per hour. A service provider typically works for about 120 hours per month.  These service providers are considered independent contractors and not employees, so we are not required to obtain labor, medical or other insurance for the service providers. We provide the service providers with access to our ordering platforms. The service providers are not permitted to accept cash from customers. All payments by customers must be made through our platforms. We also provide the service providers with necessary training. After orders are completed, we obtain customer feedback and work with the service providers to address any issues. Our standard housekeeping service agreement is for a term of one (1) year and may be terminated by either party for cause. The agreement may also be terminated by us if the customer accepts customer payments directly and other material breach of agreement.

Revenue from housekeeping services amounted to $15,001,975 for the year ended June 30, 2024, representing a decrease of $2,208,147, or 12.83%, $17,210,122 for the year ended June 30, 2023. Revenue from housekeeping services accounted for 30.40% of our total revenue for the year ended June 30, 2024 as compared to 25.19% for the year ended June 30, 2023. The decline in revenue from housekeeping services was primarily due to weak economy in China, which negatively impacted consumer spending on household services. Despite an increase in registered members on our website, the reduction in consumers’ confidence in overall economy led them to be more cautious with discretionary spending. Consequently, the average spending per user on housekeeping services dropped, directly contributing to the decrease in overall revenue. Revenue from housekeeping services amounted to $17,210,122 for the year ended June 30, 2023, representing an increase of $869,212, or 5.32%, from $16,340,910 for the year ended June 30, 2022. Revenue from housekeeping services accounted for 25.19% of our total revenue for the year ended June 30, 2023, as compared to 25.63% for the year ended June 30, 2022.

Senior Care Services

We have launched and are actively promoting our senior care services. We began test operations for these services in February 2019 and generated approximately $7.39 million, $6.52 million and $4.43 million of revenue from senior care services during the fiscal year ended June 30, 2022, 2023 and 2024, respectively. This service primarily targets the senior population over 60 years old. We are partnering with senior associations to develop an internet based at-home senior care service program. As part of this program, we developed a customizable smart wristwatch with functions such as time, blood pressure measurement, heart rate measurement, pedometer, locator, and calling. The manufacture of this smart watch is outsourced to Guangzhou 100ecare Technology Ltd., or Guangzhou 100ecare, a Shenzhen based professional smart products manufacturer. Guangzhou 100ecare also provides relevant technical services to us so that we can receive real-time customer physical conditions transmitted from their smart wristwatches, such as heart rates, blood pressures and locations.

We offer free watches to beginning level customers and charge them an annual fee, which is currently RMB599 (approximately $82.89).  Half of this fee is to pay for the services provided by community doctors, who establish health records for customers and provide them basic health consultation services, including Traditional Chinese Medicine consultation. The remaining half is collected by us. We receive the customer’s heart rate, blood pressure changes and location, and connect to community doctors in real time. We will charge additional fees if our customers request extra services, such as accompanying the customers to hospitals for treatment, preparing Chinese herbal decoctions or assigning personnel to take care of the seniors. To promote our senior care services, we offer certain incentives and discounts for the services such as installation and maintenance services and housekeeping services when requested by our watch users. For instance, we waive visit fees and only charge material fees if they use our installation and maintenance services. For additional fees, these customers will be able to go to our senior care center to enjoy a series of services including nursery, medical and housekeeping until their natural death. Advanced level customer services are exclusively offered to seniors over 60 years old.

As of June 30, 2024 and 2023, we had received about 227,015 and 203,910 senior care orders. We are cooperating with about 75 community doctors and have ordered approximately 153,500 smart wristwatches and leased 60 cars as well as 3 villas to support and develop our senior care services. With Guangzhou 100ecare we have developed a system, which is used in our services to help our customers monitor main health indicators like heart rate and blood pressure.

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2024, we had 449 full-time sales and marketing personnel, each of whom is responsible for a designated sales region. Our general marketing efforts are designed to build brand awareness and reputation. We market our services to both homeowners and businesses through online and offline marketing activities, including advertisements via various social media channels such as WeChat, marketing partnerships, various offline marketing events hosted by our local employees, and through our sales teams. We offer service discounts or promotions from time to time to stimulate customer orders. We launch different service events based on different seasons. For example, people tend to maintain and clean their air conditioners between April and May, so we will mainly promote and provide home appliance services in this time period each year.

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

A. Operating Results

Overview

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e 家快服” (“E-Home”), across 21 provinces in China. Currently, these services primarily include home appliance services, housekeeping services and senior care services. For our home appliance services, we partner with individuals and service stores which provide the technicians to deliver the on-site services. We have partnerships with more than 1,700 individuals and service stores providing these services in China. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We currently have more than 2,800 cleaners providing our housekeeping services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

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

We also generate revenues from sales of pharmaceutical products to our customers, which are mainly pharmaceutical stores in PRC, and from providing educational consulting services to our customers through our subsidiaries that we acquired during the fiscal year ended June 30, 2023.

Due to the weak economy and consumer spending in China, our overall revenue for the year ended June 30, 2024 decreased to approximately $50.69 million from approximately $68.32 million for the year ended June 30, 2023, representing a decrease of approximately 25.81%, and our net loss decreased to approximately $19.47 million from $36.24 million for the year ended June 30, 2023, representing a decrease in net loss of approximately 46.28%.

During the fiscal year ended June 30, 2024, our business generally operation remained stable with decreased revenues as mentioned above. For the year ended June 30, 2023, our revenue increased to approximately $68.32 million from approximately $63.75 million for the year ended June 30, 2022, representing an increase of approximately 7.17%, and our net loss increased to approximately $36.24 million for the year ended June 30, 2024 from $5.43 million for the year ended June 30, 2022, representing an increase of approximately 567.42%.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	growth in the Chinese economy;

●	consumers and customers demand;

●	contract pricing and terms;

●	competition in the home appliance services and senior care services, housekeeping services and other household services industries;

●	strategic acquisitions and investments;

●	changes to government policies;

●	market conditions and our market position; and

●	our ability to broaden service offerings and diversify our customer base.

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

Our Reportable Segments

As of June 30, 2024, our operations are organized into four reportable segments: appliance installation and maintenance services, housekeeping services, senior care services, sales of pharmaceutical products and educational consulting services. Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are reviewed and strategic decisions are made on the basis of segmental profit margins.

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

We generate revenues primarily from appliance installation & maintenance services, housekeeping services, senior care services, sales of pharmaceutical products and educational consulting services. We sell our goods and services through a third-party service provider WeChat platform. Our revenues are subject to value added tax (“VAT”). To record VAT payable, we use the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. We consider revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Appliance installation& maintenance

Appliance installation and maintenance services mainly consisting of the following services: appliance home installation and repair, maintenance and other after sale services. Revenues from installation and maintenance services are recognized at the time when the service is completed. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We act as principal and has contracts with third-party service providers (i.e., service outlets) who acts as agents. We are responsible for market development and providing the customer information to the service provider, directing the service provider to provide services and coordinating with the customer, while the service provider provides the door-to-door service. The price of services is set by our company and the service provider is only responsible for collection of payments. When our end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, we are still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, we will communicate directly with the end customer. The service provider is not obligated to pay us. To minimize our risk, the service provider is required to remit payment of any outstanding receivables to us each month.

Housekeeping services

Housekeeping services refer to services including housecleaning, nanny service, maternity matron and personnel staffing. Revenues from housekeeping services are recognized at the time upon completion of services to the customer based on the relative selling price method. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services ourselves (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine we are a principal and recognizes revenues at the gross amount received for the services.

Senior care services

Senior care services refer to services including heart rate test, daily steps count, location and track record, call for help by Wechat or phone, and other care services rendered to senior customers through an E-watch, which is given to the customers when they pay the annual fees. The customers sign a contract for the services with us. The contract term is normally one year. The revenues from senior care services are allocated into the revenue from the E-watch sold and the revenue of the services provided. Revenues from the E-watch sold are recognized at the time when customers receive the E-watch and the revenues from the services provided are recognized over the service period. We consider whether the nature of our promise is a performance obligation to provide the specified goods or services ourselves (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine we are a principal and recognizes revenues at the gross amount received for the services.

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

Sales of pharmaceutical products

We also generate revenues from sales of pharmaceutical products to our customers, which are mainly pharmaceutical stores in PRC. Under the adoption of ASC 606, we recognized revenues in a manner to depict the transfer of goods to a customer at an amount that reflects the consideration expected to be received in exchange for those goods. We consider revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

We consider customer purchase orders to be the contracts with a customer. As part of its consideration of the contract, we evaluate certain factors including the customer’s ability to pay (or credit risk). For each contract, we consider the promise to transfer products, each of which is distinct, to be the identified performance obligations. We consider whether the nature of its promise is a performance obligation to provide the specified goods ourselves (that is, the entity is a principal) or to arrange for the other party to provide those goods (that is, the entity is an agent). We determine we are a principal and recognizes revenues at the gross amount received for the goods. We control the specified good before that good is transferred to its customers based on the following indicators: (1) we are primarily responsible for fulfilling the promise to provide the specified good, (2) we bear the inventory risk before or after (i.e., customer has a right of return) the specified good has been transferred to a customer, (3) we have discretion in setting the price for the specified good.

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

Educational consulting services

We also generate revenues from providing educational consulting services to customers. Revenues from educational consulting services are recognized at the time upon completion of services to the customer based on the relative selling price method. We consider whether the nature of our promise is a performance obligation to provide the specified goods or services ourselves (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine we are a principal and recognizes revenues at the gross amount received for the services.

Recent Accounting Pronouncements

We consider the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740): Improvements to Income Tax Disclosures, which expands the requirements for income tax disclosures in order to provide greater transparency. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied prospectively. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

We do not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on our consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2024 and 2023

The following table shows key components of our results of operations during the years ended June 30, 2024 and 2023, in dollars and as a percentage of our total revenue.

	Year Ended June 30, 2024		Year Ended June 30, 2023
	Amount	% of Revenue	Amount	% of Revenue
Revenues
Installation and Maintenance	$29,773,730	58.74	$41,177,200	60.27
Housekeeping	15,409,924	30.40	17,210,122	25.19
Senior care services	4,025,456	7.95	6,515,953	9.54
Educational consulting services	1,257,045	2.48	1,050,397	1.53
Sales of pharmaceutical products	219,159	0.43	2,368,071	3.47
Total revenues	50,685,314	100.00	68,321,743	100.00
Total cost of revenues	37,984,718	74.94	49,764,098	72.84
Operating expenses
Sales and marketing expenses	21,343,126	42.11	22,691,231	33.21
General and administrative expenses	7,443,170	14.69	26,230,966	38.39
Total operating expenses	28,786,296	56.80	48,922,197	71.60
Loss from operations	(16,085,700)	(31.74)	(30,364,552)	(44.44)
Other income (expenses)
Interest income	295,828	0.58	229,045	0.34
Interest expenses	(556,328)	(1.10)	(791,749)	(1.16)
Accretion of financing cost	(1,353,661)	(2.66)	(1,376,458)	(2.01)
Fair value loss – Financial instruments	-	-	(3,747,100)	(5.48)
Other expenses net	(1,746,567)	(3.45)	94,900	0.14
Total other expenses	(3,360,728)	(6.63)	(5,591,362)	(8.17)
Loss before income taxes	(19,446,428)	(38.37)	(35,955,914)	(52.61)
Income tax expense	(21,624)	(0.04)	(286,335)	(0.42)
Net loss	$(19,468,052)	(38.41)	$(36,242,249)	(53.03)
Net loss attributable to non-controlling interests	(80,923)	(0.16)	(1,235,410)	(1.81)
Net loss attributable to company shareholders	(19,387,129)	(38.25)	(35,006,839)	(51.22)

Revenue. We mainly generate revenue from providing installation and maintenance services, housekeeping services and senior care services to our customers. We also generate revenues from sales of pharmaceutical products to our customers, which are mainly pharmaceutical stores in PRC, and from providing educational consulting services to our customers. Our total revenue was $50,685,314 for the year ended June 30, 2024, representing a decrease of $17,636,429, or 25.81%, compared to $68,321,743 for the year ended June 30, 2023. Such decrease was due to a decrease of $11,403,470 in revenue from installation and maintenance, a decrease of $1,800,198 in revenue from our housekeeping services, a decrease of $2,490,497 in revenue from our senior care services and a decrease of $2,148,912 in revenue from sales of pharmaceutical products.

Revenue from installation and maintenance services decreased by $11,403,470, or 27.69%, to $29,773,730 for the year ended June 30, 2024 from $41,177,200 for the year ended June 30, 2023. Revenue from installation and maintenance services accounted for 58.74% of our total revenue for the year ended June 30, 2024 as compared to 60.27% for the year ended June 30, 2023. Revenue from housekeeping services amounted to $15,409,924 for the year ended June 30, 2024, representing a decrease of $1,800,198, or 10.46%, from $17,210,122 for the year ended June 30, 2023. Revenue from housekeeping services accounted for 30.40% of our total revenue for the year ended June 30, 2024 as compared to 25.19% for the year ended June 30, 2023.

The decreases in revenues from installation and maintenance services and housekeeping services were primarily due to the weak economy and consumer spending in China. During the year ended June 30, 2024, we have partnerships with 1,700 individuals and service stores providing installation and maintenance services of home appliance and housekeeping services in China, which decreased approximately 15% comparing to 2,000 individuals and service stores for the year ended June 30, 2023.

For the year ended June 30, 2024, we generated revenue from senior care services in an amount of $4,025,456, representing a decrease of $2,490,497, or 38.22%, from $6,515,953 for the year ended June 30, 2023. Such decreases were primarily due to the weak economy in China and more cautious spending by senior citizens during the economic downturn period, which made it difficult for us to expand our customer base and increase sales from our existing customers. As of June 30, 2024 and 2023, we had received and served about 227,015 and 203,910 senior care orders and customers. Revenue from senior care services accounted for 7.95% of our total revenue for the year ended June 30, 2024 as compared to 9.54% for the year ended June 30, 2023.

In addition, we also generated revenues from sales of pharmaceutical products to our customers, which are mainly pharmaceutical stores in PRC, and from providing educational consulting services to our customers. For the year ended June 30, 2024, we generated revenue from educational consulting services in an amount of $1,257,045, representing an increase of $206,648, or 19.67%, from $1,050,397 for the year ended June 30, 2023. For the year ended June 30, 2024, we generated revenue from sales of pharmaceutical products in an amount of $219,159, representing a decrease of $2,148,912, or 90.75%, from $2,368,071 for the year ended June 30, 2023. The decrease in revenue from sales of pharmaceutical products was due to an unusual high demand in previous years caused by the outbreak of pandemic, with the recent decrease reflecting a return to normal conditions in China. Revenue from educational consulting services and sales of pharmaceutical products and accounted for 2.48% and 0.43% of our total revenue for the year ended June 30, 2024, respectively. Revenue from educational consulting services and sales of pharmaceutical products and accounted for 1.53% and 3.47% of our total revenue for the year ended June 30, 2023, respectively.

Cost of revenue. Our cost of revenue includes service fees paid to staff, channels, service providers and suppliers for the services rendered and the cost of accessories sold. Our cost of revenue decreased by $11,779,380, or 23.67%, from $49,764,098 for the year ended June 30, 2023 to $37,984,718 for the year ended June 30, 2024. Such decrease was in line with our decreased revenue.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff engaging in selling and marketing efforts, advertising cost, depreciation, travel and leasing expenses. Our sales and marketing expenses decreased by $1,348,105, or 5.94%, to $21,343,126 for the year ended June 30, 2024 from $22,691,231 for the year ended June 30, 2023. Such decrease primarily due to the decreased marketing costs and promotion fee we paid to our service channels. As a percentage of revenue, sales and marketing expenses increased from 33.21% for the year ended June 30, 2023 to 42.11% for the year ended June 30, 2024.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance, benefits, office leases, general office expenses, depreciation and amortization expenses and impairment losses. Our general and administrative expenses decreased by $18,787,796, or 71.62%, to $7,443,170 for the year ended June 30, 2024 from $26,230,966 for the year ended June 30, 2023. Such decrease was because during the year ended June 30, 2023, we recorded the impairment losses for goodwill and intangible assets of $8,846,867 and $6,551,529, respectively, and depreciation and amortization expenses of $2,105,587 for property and equipment and intangible assets we acquired from business combinations. As a percentage of revenue, general and administrative expenses decreased from 38.39% for the year ended June 30, 2023 to 14.69% for the year ended June 30, 2024.

Loss from operations. As a result of the foregoing, we recorded loss from operations of $16,085,700, representing a decrease of $14,278,852, or 47.02%, as compared to loss from operations of $30,364,552 for the year ended June 30, 2023. The decrease of loss from operations was mainly due to the decrease of general and administrative expenses in the amount of $18,787,796.

Total other expenses. We recorded total other expenses of $3,360,728 for the year ended June 30, 2024, as compared to total other expense of $5,591,362 for the year ended June 30, 2023.

Total other expenses, net, for the year ended June 30, 2024 consisted of interest expense in the amount of $556,328, accretion of financing cost caused by Convertible Notes in the amount of $1,353,661, and other non-operating expenses (net of other non-operating income) of $1,746,567, offset by interest income in the amount of $295,828. Total other expenses, net, for the year ended June 30, 2023 consisted of interest expenses in the amount of $791,749, accretion of financing cost caused by Convertible Notes in the amount of $1,376,458, fair value loss of ordinary shares issued related to the potential acquisition of Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd. (“Lianbao”) and Putian YouYou Cleaning Co., Ltd. (“Youyou”) in the amount of $3,747,100, offset by interest income in the amount of $229,045 and other income in the amount of $94,900.

Income tax expense. We recorded income tax expenses of $21,624 for the year ended June 30, 2024, representing a decrease of $264,711, or 92.45%, as compared to $286,335 for the year ended June 30, 2023. The decrease in the income tax expense mainly resulted from the decrease in the losses before income taxes from our PRC subsidiaries. See also “—Taxation” above.

Net loss. As a result of the cumulative effect of the factors described above, our net loss attributable to our shareholders decreased by $16,509,486, or 46.28%, to $19,468,052 for the year ended June 30, 2024 from $36,242,249 for the year ended June 30, 2023.

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

Revenue. We mainly generate revenue from providing installation and maintenance services, housekeeping services and senior care services to our customers. We also generate revenues from sales of pharmaceutical products to our customers, which are mainly pharmaceutical stores in PRC, and from providing educational consulting services to our customers. Our total revenue was $68,321,743 for the year ended June 30, 2023, representing an increase of $4,570,650, or 7.17%, compared to $63,751,093 for the year ended June 30, 2022. Such increase was due to an increase of $1,159,238 in revenue from installation and maintenance, an increase of $869,212 in revenue from our housekeeping services, and revenue of $2,368,071 from sales of pharmaceutical products and revenue of $1,050,397 from providing educational consulting services, which are our newly acquired segment this year.

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

In addition, we also generated revenues from sales of pharmaceutical products to our customers, which are mainly pharmaceutical stores in PRC, and from providing educational consulting services to our customers. For the year ended June 30, 2023, we generated revenue of $2,368,071 from sales of pharmaceutical products and $1,050,397 from educational consulting services, respectively. Revenue from sales of pharmaceutical products and educational consulting services accounted for 3.47% and 1.54% of our total revenue for the year ended June 30, 2023, respectively.

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

B. Liquidity and Capital Resources

As of June 30, 2024, we had cash, cash equivalents and restricted cash of $100,810,078. We finance our operations, working capital needs and strategic investments from cash generated through operations and through debt and equity financing.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended June 30,
	2022	2023	2024
Net cash provided by (used in) operating activities	$4,373,806	$(8,405,064)	$(11,453,154)
Net cash (used in) provided by investing activities	(7,400,320)	(65,202,634)	4,295,120
Net cash provided by financing activities	7,350,985	95,536,256	36,629,254
Net increase in cash, cash equivalents and restricted cash	4,324,471	21,928,558	29,471,220
Effect of currency translation	$(1,892,891)	$(5,518,230)	$86,478
Cash, cash equivalents and restricted cash at beginning of the year	52,410,472	54,842,052	71,252,380
Cash, cash equivalents and restricted cash at end of the year	54,842,052	71,252,380	100,810,078

Operating Activities

Net cash used in operating activities was $11,453,154 for the year ended June 30, 2024, as compared to net cash used in operating activities of $8,405,064 for the year ended June 30, 2023. For the year ended June 30, 2024, net cash used in operating activities mainly consisted of: net loss in the amount of $19,468,052, change in prepayments, deposits and other current assets in the amount of $203,057 due to increased prepayment for marketing fee and change in advance from customers in the amount of $1,651,589 due to decreased revenue from senior care services, offset by depreciation and amortization in the amount of $466,084, interest expenses in the amount of $556,328, accretion of financing cost of Convertible Notes of $1,353,661, amortization of right-of-use assets in the amount of $403,960, shares issued to management under share incentive plans in fair value of $3,690,860, change in long-term prepayments and other non-current assets in the amount of $2,019,217 due to collection of performance deposits from our former partners, and change in accounts payable and accrued expenses in the amount of $531,112 due to decreased purchase from our suppliers.

Net cash used in operating activities was $8,405,064 for the year ended June 30, 2023, as compared to net cash provided by operating activities of $4,373,806 for the year ended June 30, 2022. For the year ended June 30, 2023, net cash used in operating activities mainly consisted of: net loss in the amount of $36,242,249, change in advance to suppliers in the amount of $1,102,585, change in operating lease liabilities in the amount of $729,571, change in taxes payable in the amount of $504,831, change in inventories in the amount of $144,611 and change in accounts receivables in the amount of $210,146, offset by impairment loss in the amount of $15,518,178, change in accounts payable and accrued expenses in the amount of $5,299,024, fair value loss of ordinary shares issued related to the acquisition of Lianbao and Youyou in the amount of $3,747,100, depreciation and amortization in the amount of $2,257,790, accretion of financing cost of Convertible Notes of $1,376,458, interest expenses in the amount of $791,749, amortization of right-of-use assets in the amount of $692,557, change in prepayments, deposits and other current assets in the amount of $475,241, income tax expense in the amount of $286,335 and shares issued to directors and consultants of $106,000.

Net cash provided by operating activities was $4,373,806 for the year ended June 30, 2022, as compared to $8,670,915 for the year ended June 30, 2021. For the year ended June 30, 2022, net cash used in operating activities mainly consisted of: income tax expense in the amount of $1,883,689, interest expense in the amount of $257,766, depreciation and amortization in the amount of $152,203, amortization of right-of-use assets in the amount of $708,159, accretion of financing cost of Convertible Notes of $397,153, shares issued to directors and consultants of $630,500, fair value loss of ordinary shares issued related to the potential acquisition of Lianbao of $1,996,249, inventories in the amount of $235,071, long-term prepayments and other non-current assets in the amount of $1,546,527, and accounts payable and accrued expenses in the amount of $3,218,542, offset by net loss of $5,484,337, account receivables in the amount of $85,321, prepayments, deposits and other current assets in the amount of $19,980 and taxes payable in the amount of $1,326,930 were the primary drivers of the cash provided by operating activities.

Investing Activities

Net cash provided by investing activities was $4,295,120 for the year ended June 30, 2024. Net cash used in investing activities for the year ended June 30, 2024 consisted of collection from related parties in the amount of $4,295,120.

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

Financing Activities

Net cash provided by financing activities was $36,629,254 for the year ended June 30, 2024 which consisted of net proceeds from issuance of ordinary shares in the amount of $35,733,560 and temporary loan from related parties of $1,444,930, offset by repayment of convertible note in the amount of $549,236.

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

Capital Expenditures

We made capital expenditures of $7,400,320, $65,202,634 and $Nil during the years ended June 30, 2022, 2023 and 2024, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment, including office equipment, electronic equipment and motor vehicles, and the right-of-use asset for Fuzhou Shoushan Waterfall Scenic Area. We plan to continue to make capital expenditures to meet the needs from the growth of our business.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods from June 30, 2023 to June 30, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date hereof.

NAME	AGE	POSITION
Wenshan Xie	51	Chairman and Chief Executive Officer
Chunsheng Zhu	59	Chief Financial Officer
Chunming Xie	29	Director
Yijing Ye	59	Independent Director
Jianhua Wang	52	Independent Director
Heung Ming Henry Wong	55	Independent Director

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

Chunsheng Zhu. Mr. Zhu has served as our Chief Financial Officer since November 23, 2020 and our director from November 30, 2020 to April 9, 2024. Mr. Zhu has served as financial manager of E-Home Pingtan since July 2020. Before joining us, he was the finance director of Fujian Haixing Entertainment Company from January 1992 to June 1999 and financial manager at Fuzhou Mawei Shipping Co., Ltd. from February 2002 to September 2009. From July 2010 to March 2020, Mr. Zhu was the chief financial officer of Fujian Entrepreneurship Cooperation Electric Co., Ltd., a Chinese company with shares quoted on the National Equities Exchange and Quotations. Mr. Zhu graduated from Fujian Jimei Institute of Finance and Economics, where he majored in Industrial Accounting.

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

B. Compensation

Executive Compensation

For the fiscal year ended June 30, 2024, the aggregate cash compensation and benefits that we paid to our executive officers was approximately $165,349. On June 3, 2023, the Company granted 1,300,000 ordinary shares and 50,000 ordinary shares (pre 1 for 10 reverse split effected in September 2023, 1 for 5 reverse split effected in February 2024 and 1 for 10 reverse split effected in September 2024) to Mr. Wenshan Xie and Mr. Chunsheng Zhu under the 2023 Share Incentive Plan, respectively. On January 9, 2024, the Company granted 340,000 ordinary shares (pre 1 for 5 reverse split effected in February 2024 and 1 for 10 reverse split effected in September 2024) under it Share Incentive Plan to Mr. Wenshan Xie, Chief Executive Officer and Chairman of the Board, which shall vest in accordance with the schedule: 50% on the date of grant and 50% on July 9, 2024. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Director Compensation

For the fiscal year ended June 30, 2024, the aggregate cash compensation that we paid to our independent directors was approximately $54,400 and we did not pay our executive directors for their services as directors. On June 3, 2023, we granted 320,000 ordinary shares (pre 1 for 10 reverse split effected in September 2023, 1 for 5 reverse split effected in February 2024 and 1 for 10 reverse split effected in September 2024) to our independent directors. For the fiscal year ended June 30, 2023, we did not provide any compensation to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our non-employee directors.

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

Share Incentive Plans

2022 Plan

The Board of Directors of the Company approved and adopted the Company’s 2022 Equity Incentive Plan (the “2022 Plan”) on May 9, 2022. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2022 Plan is limited to 5,000,000 shares. The share number is pre-September 2022 Reverse Stock Split, pre-April 2023 Reverse Stock Split, pre–September 2023 Reverse Stock Split, pre-February 2024 Reverse Stock Split and pre-September 2024 Reverse Stock Split of the Company.

As of the of this report, all shares under 2022 Plan have been granted and outstanding and there is no share available for grant under the 2022 Plan. The following paragraphs summarize the terms of the 2022 Plan:

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

Shares Subject to the 2022 Plan. Subject to adjustment, a total of 5,000,000 Ordinary Share (pre reverse splits as discussed above) shall be available for the grant of Awards under the 2022 Plan upon the adoption.

Term. Subject to the provisions of regarding Ten Percent Shareholders, no Incentive Share Option shall be exercisable after the expiration of 10 years from the Grant Date. The term of a Non-qualified Share Option granted under the Plan shall be determined by the Committee; provided, however, no Non-qualified Share Option shall be exercisable after the expiration of 10 years from the Grant Date.

On June 22, 2022, the Company granted 5,000 ordinary shares (without adjustment to effect the reverse stock split effected after the grant) to each of our independent directors, Yijing Ye, Jianhua Wang, Ratansha Vakil, and Mark Willis, under the 2022 Plan as compensation for their services. On June 22, 2022, we granted an aggregate of 500,000 shares (without adjustment to effect the reverse stock split effected after the grant) to Wenshan Xie, chairman of the board and chief executive officer of the Company, under the 2022 Plan as compensation for his services.

2023 Plan

The Board of Directors of the Company approved and adopted the Company’s 2023 Share Incentive Plan (the “2023 Plan”) on May 15, 2023. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2023 Plan is limited to 6,000,000 shares. The share number is pre September 2023 Reveres Stock Split, pre-February 2024 Reverse Stock Split and pre-September 2024 Reverse Stock Split.

Administration of the Plan The authority to manage the operation of and administer the 2023 Plan shall be vested in the Board of Directors of the Company (the “Board”) or the Compensation Committee (the “Committee”) as delegated by the Board. The Board or Committee if so delegated by the Board shall be hereinafter referred to as the “Administrator.” To qualify as the Administrator, the Committee shall consist of and maintain two or more directors who are (i) “Independent Directors” (as such term is defined under the rules of the NASDAQ Stock Market) and (ii) “Non-Employee Directors” (as such term is defined in Rule 16b-3), which shall serve at the pleasure of the Board.

Designation of Optionees and Grantees. The persons eligible for participation in the 2023 Plan as recipients of Options (the “Optionees”) or Restricted Stock (the “Grantees” and together with Optionees, the “Participants”) shall include directors, officers and employees of, and consultants and advisors to, the Company or any subsidiary; provided that Incentive Options may only be granted to employees of the Company and any Subsidiary. In selecting Participants, and in determining the number of shares to be covered by each Option or award of Restricted Stock granted to Participants, the Administrator may consider any factors it deems relevant, including, without limitation, the office or position held by the Participant or the Participant’s relationship to the Company, the Participant’s degree of responsibility for and contribution to the growth and success of the Company or any Subsidiary, the Participant’s length of service, promotions and potential. A Participant who has been granted an Option or Restricted Stock hereunder may be granted an additional Option or Options, or Restricted Stock if the Administrator shall so determine.

Stock Reserved for the Plan. Subject to adjustment, a maximum of 6,000,000 ordinary shares of the Company are subject to the 2023 Plan (without adjustment to effect the reverse stock split effected after the adoption of the 2023 Plan).

Term of Plan. No Securities shall be granted pursuant to the 2023 Plan on or after the date which is ten years from the effective date of the 2023 Plan, but Options and awards of Restricted Stock theretofore granted may extend beyond that date.

On June 3, 2023, the Compensation Committee of the Board of the Company (the “Compensation Committee”) granted 2,600,000 shares in total (pre–September 2023 Reverse Stock Split, pre-February 2024 Reverse Stock Split and pre-September 2024 Reverse Stock Split) to officers, employees and directors under 2023 Plan. On January 9, 2024, the Company granted 340,000 ordinary shares (pre-February 2024 Reverse Stock Split and pre-September 2024 Reverse Stock Split) under the 2023 Plan to Mr. Wenshan Xie, Chief Executive Officer and Chairman of the Board, which shall vest in accordance with the schedule: 50% on the date of grant and 50% on July 9, 2024.

2024 Plan

Administration. The E-Home Household Service Holdings Limited 2024 Omnibus Equity Plan (“2024 Plan”) requires that a committee of non-employee directors to administer the 2024 Plan. Currently, our Compensation Committee, which we refer to hereto as the Committee, administers the 2024 Plan.

Shares Subject to the 2024 Plan. The shares issuable under the 2024 Plan are our ordinary shares that are authorized but unissued or reacquired ordinary shares, including shares repurchased by the Company as treasury shares. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2024 Plan is limited to 3,000,000 ordinary shares.

Types of Awards and Eligibility. The 2024 Plan provides for five types of awards and they are: Stock Options, Stock Appreciation Rights (“SAR”), Unrestricted Stock, Restricted Stock and Restricted Stock Units. The Eligible Persons under the 2024 Plan include Employees, Outside Directors, Consultants and New Hires of the Company or its subsidiaries, as selected by our Board or the designated committee thereof.

Vesting and Forfeiture. The Committee determines the time and conditions under which the award will vest or the period of time after which the restriction shall lapse as part of making an award. Vesting or the lapse of the period of restriction may, in the Committee’s discretion, be based solely upon continued employment or service for a specified period of time, or may be based upon the achievement of specific performance goals (individual, corporation or other basis), or both. Unless otherwise provided by the Committee, when a participant terminates employment or service with us, all unexercised or unvested awards are forfeited, and if the termination is without cause, all outstanding vested options and SARs will continue to be exercisable until the earlier of the expiration term or the date that is three months after such termination date.

Prohibition on Repricing. Except as required or permitted pursuant to a corporate transaction (including, without limitation, any recapitalization or reorganization), in no event will an option or SAR be amended to reduce the exercise or base price or be canceled in exchange for cash, other awards or options or SARs with an exercise price or base price less than the exercise price of the original option or base price of the original SAR without shareholder approval.

Limits on Transfers of Awards/Beneficiary Designation. All awards are exercisable only by the participant during the participant’s lifetime, and are transferable only by will or by the laws of descent and distribution; provided, however, that the Committee may permit a transfer of an award, other than an inventive stock option, to a family member of an individual, subject to such restrictions as the Committee may provide.

Term. The 2024 Plan is effective immediately upon the adoption by our Board of Directors, and will terminate on the earliest to occur of (i) the 10th anniversary of the 2024 Plan’s effective date, or (ii) the date on which all shares available for issuance under the 2024 Plan shall have been issued as fully-vested shares. The Board of Directors of the Company adopted the 2024 Plan on May 20, 2024.

On June 7, 2024, the Compensation Committee of the Board of the Company (the “Compensation Committee”) granted 3,000,000 shares (pre-September 2024 Reverse Stock Split) to six employees and officers of the Company under 2024 Plan.

C. Board Practices

Board Composition and Committees

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of five directors, including three independent directors, namely, Ms. Yijing Ye, Mr. Jianhua Wang and Mr. Heung Ming Henry Wong, therefore we currently have a majority of our board of directors consisting of independent directors.

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

Board Diversity Matrix

The following table sets forth Board’s current level diversity statistics based on self-identification of members of our Board as of October 28, 2024.

Board Diversity Matrix
Country of Principal Executive Offices:	P.R. China
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law:	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

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

Compensation Committee

Our compensation committee consists of two directors, namely, Ms. Yijing Ye and Mr. Jianhua Wang, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Ms. Ye is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of two directors, namely, Mr. Jianhua Wang and Ms. Yijing Ye, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Mr. Jianhua Wang is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. The Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item. Additional Information – B. Memorandum and Articles of Association - Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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

D. Employees

As of June 30, 2024, we had a total of 528 employees. The following table shows the number of our employees by function.

Function	Number of Employees
Management	8
Finance	24
Product Development	20
Human Resource Administration	25
Sales Center-Warehouse Logistics	10
Sales Center-Purchasing	8
Sales Center-Planning	15
Sales Center-Customer Service	71
Sales Center-Marketing	317
Sales Center-Senior Care Service	25
Sales Center-Housekeeping	5
Total	528

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

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of October 28, 2024 by:

●	Each of our directors (including our director nominees) and named executive officers;

●	All directors (including our director nominees) and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Ordinary Shares Beneficially Owned
Directors and Executive Officers:	Number(1)	Percent of Class(2)
Wenshan Xie, Chairman and Chief Executive Officer	68,020	*	%
Chunsheng Zhu, Chief Financial Officer	100	*
Chunming Xie, Director	-	*
Yijing Ye, Independent Director	1	*
Jianhua Wang, Independent Director	201	*
Heung Ming Henry Wong, Independent Director	-	*
All directors and executive officers as a group	68,322	*	%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Unless otherwise noted, the business address of each of the directors and executive officers is E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China.

(2)	A total of 8,690,171 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of October 28, 2024.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements, Director Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements, Director Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers —Share Incentive Plans.”

As of June 30, 2024 and 2023, the Company had $1,817,302 and $442,825 payable balances to Mr. Wenshan Xie, one of its major shareholders, for temporary working capital needs, respectively. As of June 30, 2024, the Company had $90,000 payable balance to Ms. Zhaodi Zeng, the wife of Mr. Wenshan Xie, for temporary working capital needs, respectively. As of June 30, 2024 and 2023, the Company had $1,247,396 and $1,249,387 payable balances to Ms. Ling Chen, a shareholder of Zhongrun, a major subsidiary of the Company, for temporary working capital needs, respectively.

During the year ended June 30, 2024, Mr. Xie and Ms. Zeng made payments of $1,509,350 and $90,000 for temporary working capital needs of the Company and the Company repaid $141,055 to Mr. Xie. During the year ended June 30, 2023, Mr. Xie made payment of $624,385 for temporary working capital needs of the Company and the Company repaid $270,998 to Mr. Xie.

During the year ended June 30, 2024, the Company repaid $13,365 to Mr. Chen. During the year ended June 30, 2023, Ms. Chen made payment of $1,277,124 for temporary working capital needs of the Company. During the year ended June 30, 2022, Mr. Xie made payment of $339,045 for temporary working capital needs of the Company and the Company repaid $29,514 to Mr. Xie.

For the year ended June 30, 2023, the Company collected $4,295,120 from E-Home Group Limited. For the year ended June 30, 2023, the Company transferred $4,295,120 to E-Home Group Limited for temporary lending.

On June 3, 2023, the Company granted 1,720,000 ordinary shares of $0.02 par value per share (3,440 shares of par value $1 per share retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024 and September 24, 2024) to its directors and officers as their compensations under the 2023 Share Incentive Plan at a fair value of $216,548 (par value of $34,400 and additional paid-in capital of $182,148).

On January 9, 2024, the Company granted 340,000 ordinary shares of $0.2 par value per share (6,800 shares retrospectively adjusted for effect of reverse stock splits on February 14, 2024 and September 24, 2024) to Mr. Wenshan Xie as his compensation under the 2023 Share Incentive Plan at a fair value of $213,520 (par value of $68,000 and additional paid-in capital of $145,520).

On June 22, 2022, the Company granted 520,000 ordinary shares (5 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 12, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) to its directors and officers as their compensations at a fair value of $167,700 (par value of $52 and additional paid-in capital of $167,648).

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

As of October 28, 2024, the authorized share capital of the Company is US$1,000,020,000 divided into (x) 100,000,000 shares designated as ordinary shares with a par value of US$10 per share and (y) 10,000,000 shares designated as preferred shares with a par value of US$0.002 per share, among which 8,690,171 ordinary shares are issued and outstanding.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. We incorporate by reference into this annual report our Fourth Amended and Restated Memorandum and Articles of Association, filed as Exhibit 1.3 to this annual report. Our shareholders adopted our Fourth Amended and Restated Memorandum and Articles of Association by a special resolution on September 16, 2024.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to the fourth amended and restated articles of association.

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

Transfer of Ordinary Shares

Subject to the restrictions contained in our fourth amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our fourth amended and restated articles of association provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements in accordance with the fourth amended and restated articles of association. See “Where You Can Find Additional Information.”

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

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, the dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fourth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under Delaware corporate law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the fourth Amended and Restated Memorandum and Articles of Association

Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware corporate law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our fourth amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Neither Cayman Islands law nor our fourth amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our fourth amended and restated articles of association do not require us to call such meetings every year.

Cumulative Voting

Under the Delaware corporate law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our fourth amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated articles of association, directors may be removed by ordinary resolution.

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

Under the Companies Act of the Cayman Islands and our fourth amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our fourth amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware corporate law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our fourth amended and restated memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fourth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review”, Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of June 30, 2024 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were not effective, due to the material weaknesses in our internal control over financial reporting as described below.

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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of June 30, 2024, using criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation and as a result of the material weakness discussed below, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was not effective as of June 30, 2024 due to the following material weaknesses:

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

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable

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

	Fiscal Year Ended June 30,
	2024	2023
Audit Fees	$231,500	$280,000
Audit-related Fees	-	-
Tax Fees	-	-
TOTAL	$231,500	$280,000

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Item 16K. Cybersecurity

The management of cybersecurity is an integrated part of the Company’s overall risk management system. First, the Company has adopted an Information Safety Policy manage the cybersecurity risk. Secondly, led by our Chief Technology Officer (“CTO”), our IT department is responsible for the cybersecurity of the Company. Internally, the Company established the firewall to prevent the intrusion of our internal system. The firewall can monitor and filter the traffic, prevent the authorized visitor or cyberattack. Its monitor system could show the real time online traffic and system activities to find and alert the cyberattack. The Company also update its Information Safety Policy regularly and our CTO reports to our CEO quarterly. Any material events shall be reported to CEO immediately. The Company currently has not engaged any assessors, consultants, or other third parties in connection with its cybersecurity. The Company uses small program instead of apps for its platform which has less cybersecurity risks. The Company and its IT department including CTO have established files and emergency plans to respond to cybersecurity events. The Company make timely updates on system and application software and fix bugs to reduce the risks. All our employees and service providers who have access to our system shall have regular cybersecurity trading and tests. The Company currently stores its data with Huawei Cloud which will secure the data safety. Their services also include cyber security and information safety to protect the data safety. Huawei Cloud also has data encryption and ID verification function to encrypt sensitive data and avoid unauthorized visit and theft. The ID verification will ensure only authorized user to visit the system and certain data. The Company has established response and emergency plans for the cybersecurity events and our CTO reports to our CEO quarterly. Any material events, the CEO shall call for emergency board meeting to report the event. Our CTO has extensive IT, internet and cybersecurity experience. He received a bachelor’s degree on computer science from Fuzhou University in 2014 and has served as IT manager of our subsidiary since 2015 and became our CTO in 2019. As of date of this report, there has been no cybersecurity incidents, have materially affected the Company yet.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-3 filed on September 10, 2021)
1.2	Second Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 3.1 to the Form 6-K filed on July 17, 2023)
1.3*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant
2.1*	Description of Shares
4.1	Exclusive Business Cooperation Agreement, dated February 22, 2019, between E-Home Household Service Technology Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.2	Exclusive Option Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.3	Equity Interest Pledge Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.4	Voting Rights Proxy and Financial Supporting Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.5	Exclusive Business Cooperation Agreement, dated February 20, 2019, between E-Home Household Service Technology Co., Ltd. and Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.6	Exclusive Option Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.7	Equity Interest Pledge Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.8	Voting Rights Proxy and Financial Supporting Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.9	Form of Business Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed on August 26, 2019)

4.10	Form of Housekeeping Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.11	Form of Internet At-Home Senior Care Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.12	Rental Contract, dated December 31, 2019, between Zheng Hui and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.13	Housing Lease Contract, dated December 22, 2017, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.14	Supplemental Lease Contract, dated March 12, 2019, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.15	Lease Agreement for Jinjiang Qinghua Business Hotel and its Supplements (English Translation) (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.16	Financing Lease Agreement between Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and Fujian Yidao Car Rental Company Limited (English Translation) (English Translation) (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.17	Form of Labor Contract for Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.18	Form of Executive Employment Agreement between the registrant and the executive officers of the registrant (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1/A filed on March 31, 2021)
4.19	Form of Indemnification Agreement between the registrant and the directors and executive officers of the registrant (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.20	Form of Appliances Installation and Maintenance and Cleaning Services Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.21	Form of Securities Purchase Agreement, dated December 20, 2021 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on December 23, 2021)
4.22	Form Convertible Promissory Note, dated December 20, 2021 (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 23, 2021)
4.23	Form of Warrants (incorporated by reference to Exhibit 99.3 to Form 6-K filed on December 23, 2021)
4.24	English Translation of Equity Transfer Agreement, dated January 20, 2022, by and among the Company, E-Home (Pingtan) Home Service Co., Ltd., Mr. Guoqing Wang and Putian YouYou Cleaning Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on January 21, 2022)
4.25	English Translation of Equity Transfer Agreement, dated January 20, 2022, by and among the Company, E-Home (Pingtan) Home Service Co., Ltd., the Sellers and Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd. (incorporated by reference to Exhibit 99.2 to Form 6-K filed on January 21, 2022)
4.26	Form of Securities Purchase Agreement, dated May 13, 2022 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on May 17, 2022)
4.27	Form Convertible Promissory Note, dated May 13, 2022 (incorporated by reference to Exhibit 99.2 to Form 6-K filed on May 17, 2022)
4.28	Form of Warrants (incorporated by reference to Exhibit 99.3 to Form 6-K filed on May 17, 2022)
4.29	English Translation of Equity Transfer Agreement, dated June 14, 2022, by and among the Company, E-Home Hong Kong, Ms. Ling Chen and Zhongrun (Fujian) Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on June 15, 2022)

4.30	English Translation of Equity Transfer Agreement, dated August 2, 2022, by and among the Company, E-Home Hong Kong, Mr. Jianying Lin and Fujian Chuangying Business Science and Technology Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on August 3, 2022)
4.31	Form of Securities Purchase Agreement, dated August 16, 2022 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on August 17, 2022)
4.32	Ordinary Share Purchase Agreement (incorporated by reference to Exhibit 99.1 to Form 6-K filed on September 19, 2022)
4.33	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21, 2022)
4.34	English Translation of Equity Transfer Agreement dated December 20, 2022 by and among Ms. Chen, Hong Kong E-Home, the Company and Zhongrun (incorporated by reference to Exhibit 99.1 to Form 6-K filed on December 20, 2022)
4.35	Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to Form 6-K filed on January 6, 2023)
4.36	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed on January 30, 2023)
4.37	2023 Share Incentive Plan of the Company (incorporated by reference to Exhibit 99.1 to Form 6-K filed on May 16, 2023)
4.38	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed on July 21, 2023)
4.39	Securities Purchase Agreement by and between E-Home Household Service Holdings Limited and the Purchasers, dated January 11, 2024 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on January 16, 2024)
4.40	Stock Award Agreement by and between E-Home Household Service Holdings Limited and Wenshan Xie dated on January 9, 2024. (incorporated by reference to Exhibit 10.2 to Form 6-K filed on January 16, 2024)
4.41	Form of Securities Purchase Agreement dated March 21, 2024 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on March 25, 2024)
4.42	E-Home Household Service Holdings Limited 2024 Omnibus Equity Plan (incorporated by reference to Exhibit 99.1 to Form S-8 filed on May 28, 2024)
4.43	Form of Securities Purchase Agreement dated July 5, 2024 incorporated by reference to Exhibit 10.1 to Form 6-K filed on July 9, 2024)
8.1*	List of the registrant’s subsidiaries
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 filed on August 26, 2019)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Fujian Dajia Law Firm
15.2*	Consent of TPS Thayer, LLC
15.3*	Consent of Enrome LLP
19.1*	Insider Trading Policy
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

Date: October 29, 2024

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

E-Home Household Service Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of E-Home Household Service Holdings Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended June 30, 2024 and 2023, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years ended June 30, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

October 29, 2024

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

We have served as the Company’s auditor since 2020

Sugar Land, TX

November 4, 2022, except for Notes 19 and Note 24, as to which the date is April 5, 2023.

E-Home Household Service Holdings Limited

Consolidated Balance Sheets

As of June 30, 2024 and 2023

(In U.S. Dollars, except for Share Data)

	2024	2023
ASSETS
Current assets
Cash and cash equivalents	$100,665,223	$71,252,380
Restricted cash	144,855	-
Accounts receivable, net	464,416	1,018,691
Advance to suppliers, net	969,733	1,213,563
Inventories	18,751	34,286
Due from related parties	-	4,295,120
Prepayments, deposits and other current assets	6,506,568	6,217,196
Total current assets	108,769,546	84,031,236
Non-current assets
Property and equipment, net	4,381,763	4,812,524
Intangible assets, net	2,377	31,332
Operating lease – right-of-use assets, net	4,795,273	5,634,302
Finance lease – right-of-use assets, net	-	871,876
Long-term prepayments and other non-current assets	60,769,864	62,874,337
Total non-current assets	69,949,277	74,224,371
TOTAL ASSETS	$178,718,823	$158,255,607

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$7,281,276	$7,290,320
Advance from customers	501,890	2,123,540
Taxes payable	38,571	-
Current maturities of operating lease liabilities	76,419	316,253
Current maturities of finance lease liabilities	-	58,264
Due to related parties	3,154,698	1,692,212
Short-term loan	1,375,091	1,356,251
Total current liabilities	12,427,945	12,836,840
Long-term portion of operating lease liabilities	1,313,276	1,636,493
Long-term portion of finance lease liabilities	-	282,015
Convertible notes	-	3,871,827
Deferred tax liabilities	1,819,826	1,819,826
Total non-current liabilities	3,133,102	7,610,161
TOTAL LIABILITIES	15,561,047	20,447,001

Commitments and contingencies (Note 21)	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $10 par value, 100,000,000 shares authorized; 2,044,363* and 544,981** shares issued and outstanding, respectively	20,443,634	544,981
Additional paid-in capital	171,442,267	146,460,821
Statutory reserve	664,100	664,100
Accumulated deficits	(23,019,895)	(3,632,766)
Accumulated other comprehensive loss	(7,168,199)	(7,109,254)
Total equity attributable to E-Home shareholders	162,361,907	136,927,882
Non-controlling interest	795,869	880,724
TOTAL SHAREHOLDERS’ EQUITY	163,157,776	137,808,606
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$178,718,823	$158,255,607

*	Retrospectively restated for effect of reverse stock split on September 24, 2024.

**	Retrospectively restated for effect of reverse stock splits on September 25, 2023, February 14, 2024 and September 24, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended June 30, 2024, 2023 and 2022

(In U.S. Dollars, except for Share Data)

	2024	2023	2022
Revenues
Installation and maintenance	$29,773,730	$41,177,200	$40,017,962
Housekeeping	15,409,924	17,210,122	16,340,910
Senior care services	4,025,456	6,515,953	7,392,221
Educational consulting services	1,257,045	1,050,397	-
Sales of pharmaceutical products	219,159	2,368,071	-
Total revenues	50,685,314	68,321,743	63,751,093
Cost of revenues
Installation and maintenance	22,015,277	27,989,959	26,791,434
Housekeeping	13,194,887	14,453,168	13,411,221
Senior care services	2,188,798	4,471,015	4,191,920
Educational consulting services	521,549	671,825	-
Sales of pharmaceutical products	64,207	2,178,131	-
Total cost of revenues	37,984,718	49,764,098	44,394,575
Gross profit	12,700,596	18,557,645	19,356,518
Operating expenses
Sales and marketing expenses	21,343,126	22,691,231	11,989,919
General and administrative expenses	7,443,170	26,230,966	8,219,584
Total operating expenses	28,786,296	48,922,197	20,209,503
Loss from operations	(16,085,700)	(30,364,552)	(852,985)
Other income (expenses), net
Interest income	295,828	229,045	182,558
Interest expense	(556,328)	(791,749)	(257,766)
Accretion of financing cost	(1,353,661)	(1,376,458)	(397,153)
Fair value loss	-	(3,747,100)	(1,996,249)
Other income (expenses), net	(1,746,567)	94,900	(14,538)
Total other expenses, net	(3,360,728)	(5,591,362)	(2,483,148)
Loss before income taxes	(19,446,428)	(35,955,914)	(3,336,133)
Income tax expense	(21,624)	(286,335)	(2,094,076)
Net loss	$(19,468,052)	$(36,242,249)	$(5,430,209)
Net loss attributable to shareholders	(19,387,129)	(35,006,839)	(5,430,209)
Net loss attributable to non-controlling interests	(80,923)	(1,235,410)	-
Net loss	$(19,468,052)	$(36,242,249)	$(5,430,209)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	(62,877)	(6,184,172)	(2,243,108)
Total comprehensive loss	$(19,530,929)	$(42,426,421)	$(7,673,317)

Net loss per ordinary share - basic	$(24.03)	$(311.44)	$(14,756.00)
Net loss per ordinary share - diluted	(24.03)	(307.53)	(14,756.00)
Weighted average number of ordinary shares outstanding - basic	810,000 *	116,370 **	368 ***
Weighted average number of ordinary shares outstanding - diluted	810,006 *	117,851 **	368 ***

*	Retrospectively restated for effect of reverse stock split on September 24, 2024.

**	Retrospectively restated for effect of reverse stock splits on September 25, 2023, February 14, 2024 and September 24, 2024.

***	Retrospectively restated for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended June 30, 2024, 2023 and 2022

(In U.S. Dollars, except for Share Data)

	Number of Shares		Ordinary Shares	Additional paid-in capital	Statutory reserve	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Non-controlling interest	Total equity
Balance as of June 30, 2021	336	***	$3,359	$25,542,531	$664,100	$36,804,282	$1,298,015	$(47,041)	$64,265,246
Loss for the year	-		-	-	-	(5,430,209)	-	-	(5,430,209)
Foreign currency translation adjustment	-		-	-	-	-	(2,243,108)	-	(2,243,108)
Acquisition of former non-controlling interest in HAPPY	-		-	(481,446)	-	-	-	14,558	(466,888)
Disposal of 47% ownership in Fuzhou Fumao	-		-	-	-	-	-	12,530	12,530
Acquisition of 60% ownership in Youyou	27		270	1,999,821	-	-	-	-	2,000,091
Acquisition of 40% ownership in Lianbao	58		582	3,742,676	-	-	-	-	3,743,258
Shares issued to directors and consultants	14		140	630,360	-	-	-	-	630,500
Issuance of the convertible notes – equity portion	-		-	1,472,987	-	-	-	-	1,472,987
Issuance of the warrants	-		-	345,477	-	-	-	-	345,477
Issuance of shares for convertible note interest settlement	8		74	199,926	-	-	-	-	200,000
Balance as of June 30, 2022	443	***	$4,425	$33,452,332	$664,100	$31,374,073	$(945,093)	$(19,953)	$64,529,884
Loss for the year	-		-	-	-	(35,006,839)	-	(1,235,410)	(36,242,249)
Foreign currency translation adjustment	-		-	-	-	-	(6,164,161)	(20,011)	(6,184,172)
Acquisition of 75% ownership in Zhongrun	1,212		12,124	11,338,195	-	-	-	2,156,098	13,506,417
Acquisition of 100% ownership in Chuangying-	144		1,444	5,591,605	-	-	-	-	5,593,049
Shares issued to investors	45,709		457,086	92,522,591	-	-	-	-	92,979,677
Shares issued under equity incentive plan	20		200	105,800	-	-	-	-	106,000
Shares issued for conversion of convertible notes	6,970		69,702	3,450,298	-	-	-	-	3,520,000
Balance as of June 30, 2023	54,498	**	544,981	146,460,821	664,100	(3,632,766)	(7,109,254)	880,724	137,808,606
Loss for the year	-		-	-	-	(19,387,129)	-	(80,923)	(19,468,052)
Foreign currency translation adjustment	-		-	-	-	-	(58,945)	(3,932)	(62,877)
Reverse stock split	(815)		(8,149)	8,149	-	-	-	-	-
Shares issued to investors	1,614,634		16,146,341	19,587,219	-	-	-	-	35,733,560
Shares issued under equity incentive plan	222,000		2,220,000	1,470,860	-	-	-	-	3,690,860
Shares issued for conversion of convertible notes	154,046		1,540,461	3,915,218	-	-	-	-	5,455,679
Balance as of June 30, 2024	2,044,363	*	20,443,634	171,442,267	664,100	(23,019,895)	(7,168,199)	795,869	163,157,776

*	Retrospectively restated for effect of reverse stock split on September 24, 2024.

**	Retrospectively restated for effect of reverse stock splits on September 25, 2023, February 14, 2024 and September 24, 2024.

***	Retrospectively restated for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2024, 2023 and 2022

(In U.S. Dollars)

	2024	2023	2022
Cash generated from operating activities
Net loss	$(19,468,052)	$(36,242,249)	$(5,430,209)
Adjustments to reconcile net loss to net cash
Income tax expense	21,624	286,335	2,094,076
Interest expense	556,328	791,749	257,766
Provision for allowance of expected credit losses	511,383	-	-
Depreciation and amortization	446,783	2,257,790	152,203
Amortization of right-of-use assets	403,960	692,557	708,159
Shares issued to directors and consultants	3,690,860	106,000	630,500
Convertible note - Accretion of financing cost	1,353,661	1,376,458	397,153
Property and equipment written off	61,059	-	-
Intangible assets written off	19,300	-	-
Fair value loss	-	3,747,100	1,996,249
Impairment loss	-	15,518,178	-
Changes in operating assets and liabilities
Accounts receivables	279,915	(210,146)	(85,321)
Advance to suppliers	38,037	(1,102,585)	-
Inventories	16,015	(144,611)	235,071
Prepayments, deposits and other current assets	(203,057)	475,241	(19,980)
Long-term prepayments and other non-current assets	2,019,217	(55,332)	1,546,527
Accounts payable and accrued expenses	531,112	5,299,024	3,218,542
Advance from customers	(1,651,589)	33,829	-
Taxes payable	(2,956)	(504,831)	(1,326,930)
Operating lease liabilities	(76,754)	(729,571)	-
Cash (used in) provided by operating activities	(11,453,154)	(8,405,064)	4,373,806
Cash generated from investing activities
Deposits for purchase of land and properties	-	(60,000,000)	-
Repayment from (Lending to) related parties	4,295,120	(4,295,120)	-
Purchases of property and equipment	-	(887,838)	(4,607,297)
Purchases of intangible assets	-	(19,676)	-
Right-of-use-asset costs	-	-	(2,521,104)
Long-term investment	-	-	(941,073)
Refund from potential acquisitions	-	-	1,136,042
Cash paid to former non-controlling shareholders of HAPPY	-	-	(466,888)
Cash provided by (used in) investing activities	4,295,120	(65,202,634)	(7,400,320)
Cash generated from financing activities
Proceeds from stock issuance	35,733,560	92,979,677	-
Due to related parties	1,444,930	1,630,511	-
Proceeds from short-term loan	-	1,402,203	-
Payment of financial leases	-	(76,135)	-
Repayment of convertible notes	(549,236)	(400,000)	-
Proceeds from convertible notes	-	-	8,445,000
Payment of convertible notes issuance cost	-	-	(1,094,015)
Cash provided by financing activities	36,629,254	95,536,256	7,350,985
Net increase in cash and cash equivalents	29,471,220	21,928,558	4,324,471
Effects of currency translation	86,478	(5,518,230)	(1,892,891)
Cash and cash equivalents at beginning of year	71,252,380	54,842,052	52,410,472
Cash, cash equivalents and restricted cash at end of year	$100,810,078	$71,252,380	$54,842,052

SUPPLEMENTAL DISCLOSURES
Income taxes paid	$-	$1,044,082	$1,021,060
Interest paid	$556,328	$554,637	$23,250

Non-cash transactions
Issuance of shares for convertible note principal and interest settlement	$5,455,679	$3,520,000	$200,000
Issuance of shares to directors and consultants	$3,690,860	$106,000	$630,500
Issuance of shares for acquisition of 75% equity in Zhongrun	$-	$11,350,319	$-
Issuance of shares for acquisition of 100% equity in Chuangying	$-	$5,593,049	$-
Issuance of shares for acquisition of 60% equity in Youyou	$-	$-	$2,000,091
Issuance of shares for acquisition of 40% equity in Lianbao	$-	$-	$3,743,258
Issuance of warrants	$-	$-	$345,477

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

On April 12, 2023, the Company announced the effect of a one-for-ten reverse stock split of its ordinary shares approved by the Company’s Annual General Meeting of Shareholders with the market effective on April 13, 2023, such that the par value of each ordinary share is increased from US$0.002 to US$0.02. As a result of the one-for-ten reverse stock split, each ten pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split.

On September 22, 2023, the Company announced the effect of a one-for-ten reverse stock split of its ordinary shares approved by the Company’s Extraordinary General Meeting of Shareholders with the market effective on September 25, 2023, such that the par value of each ordinary share is increased from US$0.02 to US$0.2. As a result of the one-for-ten reverse stock split, each ten pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split.

On February 9, 2024, the Company announced the effect of a one-for-five reverse stock split of its ordinary shares approved by the Company’s Extraordinary General Meeting of Shareholders with the market effective on February 14, 2024, such that the par value of each ordinary share is increased from US$0.2 to US$1. As a result of the one-for-five reverse stock split, each five pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split.

The number of ordinary shares outstanding as of June 30, 2024 and 2023, and for the years ended June 30, 2024, 2023, and 2022 were retrospectively adjusted for effect of reverse stock split on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024.

The Company’s major consolidated subsidiaries as of June 30, 2024 are as follows:

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the Hong Kong-registered entities and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

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

Restricted cash

Restricted cash is cash held as collateral for transactions and loans the Company has entered into or penalty the Company is required to pay.

The ending balance of restricted cash presented on the face of the consolidated balance sheets as of June 30, 2024 and 2023 were $144,855 and $Nil, respectively.

Accounts receivable

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due on demand. Management reviews the adequacy of the allowance of expected credit loss on an ongoing basis, using historical collection trends and aging of receivables. The carrying value of such receivable, net of the expected credit loss, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within one year.

The Company use CECL model and individual evaluation method to estimate the allowance for credit losses. For those past due balances and other higher risk receivables identified by the Company are reviewed individually for collectability. The Company evaluates the expected credit loss of accounts receivable based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

For the year ended June 30, 2024 and 2023, the Company assessed the recoverability of its accounts receivable and record expected credit losses of $288,662 and $Nil, respectively.

Advances to suppliers

Advances to suppliers refer to advances for purchase of inventories or services, which are applied against accounts payable when the inventories or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. The allowance for advances to suppliers recognized for the year ended June 30, 2024 and 2023 were $222,721 and $Nil, respectively.

Prepayments, deposits and other current assets

Prepayments, deposits and other current assets refer to prepaid for marketing fee, receivable from equity transfer, tax receivable and so on. Prepaid marketing fees are amortized during the contract periods which are within 1 year.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the receivables expected not to be collected, the Company would write off such amount in the period when it is considered as impaired. The allowance for prepayments, deposits and other current assets recognized as of June 30, 2024 and 2023 were $Nil and $Nil, respectively.

Inventories

Inventories primarily include purchased accessories, appliances and E-watches for senior care services. Cost of inventories is based on purchase costs. Inventories are stated at the lower of cost or net realizable value. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for work in progress. For the years ended June 30, 2024, 2023 and 2022 the Company recorded impairment provision of inventories for lower of cost or net realizable value of $Nil, $119,782 and $Nil, respectively.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive loss.

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

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842 effective as of the beginning of the first period presented by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had a material impact on the Company’s financial position, with no material impact on the results of operations and cash flows (see Note 8 and Note 9).

Convertible note - cash conversion feature

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable and accounts payable to approximate the fair value of the respective assets and liabilities as of June 30, 2024 and 2023 owing to their short-term or immediate nature.

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

Sales of pharmaceutical products

The Company also generates revenues from sales of pharmaceutical products to its customers, which are mainly pharmaceutical stores in PRC. Under the adoption of ASC 606, the Company recognized revenues in a manner to depict the transfer of goods to a customer at an amount that reflects the consideration expected to be received in exchange for those goods. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

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

For the years ended June 30, 2024, 2023 and 2022, the Company received government subsidies of $14,035, $86,120 and $7,733, respectively. The grants were recorded as other income in the consolidated financial statements.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. The potentially dilutive ordinary shares for year ended June 30, 2024 was 55 shares. The potentially dilutive ordinary shares for year ended June 30, 2023 was 14,815 shares. There were no potentially dilutive ordinary shares for the year ended June 30, 2022.

Comprehensive loss

ASC Topic 220 establishes standards for reporting comprehensive income (loss) and its components. Comprehensive loss is defined as the change in equity during a period from transactions and other events from non-owner sources. For the fiscal years ended June 30, 2024, 2023, and 2022, foreign currency translation loss adjustments of $62,877, $6,184,172, and $2,243,108, respectively, were recognized as a component of accumulated other comprehensive loss, respectively.

Foreign Currency

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The functional currency of the Company’s Hong Kong-based and the Cayman-based parent is the U.S. dollar. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the consolidated balance sheet date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All exchange gains or losses arising from translation of these foreign currency transactions are included as a separate component of accumulated other comprehensive loss.

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

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of U.S. Dollar reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	June 30, 2024	June 30, 2023	June 30, 2022
Year-end spot rate	US$1= 7.1268 RMB	US$1= 7.2258 RMB	US$1= 6.7114 RMB
Average rate	US$1= 7.1249 RMB	US$1= 6.9890 RMB	US$1= 6.4661 RMB

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

In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in “Others, net” in the consolidated statements of operations and comprehensive loss.

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

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. There are no known commitments or contingencies as of June 30, 2024 and 2023.

Concentration of risks

Exchange rate risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from exchange rate fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of June 30, 2024 and 2023, the RMB denominated cash and cash equivalents amounted to $100,782,851 and $71,240,361, respectively.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740): Improvements to Income Tax Disclosures, which expands the requirements for income tax disclosures in order to provide greater transparency. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied prospectively. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and other comprehensive loss and statements of cash flows.

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

According to the independent valuation reports, the purchase prices allocation to the assets acquired and liabilities assumed based on their fair values were as follows:

Acquisition of 75% ownership in Zhongrun

In USD
Fair value of total consideration transferred:
Equity instrument (32,702,121 ordinary shares issued, 327 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024)	11,350,319
Cash consideration	430,750
Total consideration	11,781,069

Recognized amounts of identifiable assets acquired and liability assumed:
Intangible assets - customer relationships	6,321,792
Deferred tax liabilities	(1,580,448)
Total identifiable net assets	8,624,393
Fair value of non-controlling interest	2,156,098
Goodwill	5,312,774
Less: impairment loss	(5,312,774)
Goodwill, net	-

Acquisition of 100% ownership in Chuangying

In USD
Fair value of total consideration transferred:
Equity instrument (14,438,584 ordinary shares issued, 144 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024)	5,593,049
Total consideration	5,593,049

Recognized amounts of identifiable assets acquired and liability assumed:
Intangible assets - customer relationships	1,426,798
Intangible assets - copyrights and trademarks	242,556
Deferred tax liabilities	(417,338)
Total identifiable net assets	2,058,956
Fair value of non-controlling interest	-
Goodwill	3,534,093
Less: impairment loss	(3,534,093)
Goodwill, net	-

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following as of June 30, 2024 and 2023:

	2024	2023
Accounts receivable	$753,001	$1,018,691
Less: allowance for credit loss	(288,585)	-
Accounts receivable, net	$464,416	$1,018,691

Changes of allowance for credit loss for accounts receivable for the fiscal years ended June 30, 2024 and 2023 are as follows:

	2024	2023

Beginning balance	$-	$-
Additions	288,662	-
Exchange rate difference	(77)	-
Ending balance	$288,585	$-

The Company gives its customers credit periods of 30 days to 1 year and continually assesses the recoverability of uncollected accounts receivable. For the years ended June 30, 2024 and 2023, the Company assessed the recoverability of its accounts receivable and record expected credit losses of $288,662 and Nil, respectively.

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER CURRENT ASSETS

Prepayments, deposits and other current assets as of June 30, 2024 and 2023 consisted of the following:

	2024	2023
Prepaid for marketing fee*	$4,532,188	$4,220,986
Receivable from equity transfer**	841,893	830,358
Tax receivable	574,770	564,158
Other prepaid expenses and current assets	557,717	601,694
Total prepayments, deposits and other current assets	$6,506,568	$6,217,196

*	The Company entered into several agreements with its suppliers for designing, marketing, advertising and branding services. Prepaid marketing fees are amortized during the contract periods which are within 1 year. The amortization of prepaid marketing fees were as follows:

	2024	2023
Beginning balance	$4,220,986	$1,865,219
Marketing fees paid	8,505,383	8,155,673
Amortization of marketing fees	(8,252,747)	(5,560,187)
Foreign exchange difference	58,566	(239,719)
Ending balance	$4,532,188	$4,220,986

**	In December 2022, the Company transferred its 20% ownership in Fuzhou Fumao to an unaffiliated individual at cost value by completing the registration process with local governmental authorities on December 24, 2022. As of June 30, 2024 and 2023, the Company recorded the receivable amount of equity transfer of $841,893 and $830,358 (RMB 6,000,000) in “prepayment, receivables and other current assets”. The Company expects to fully receive the amount before June 30, 2025.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of June 30, 2024 and 2023:

	2024	2023
Buildings and improvements	$4,995,614	$4,963,911
Motor vehicles	341,886	337,202
Office and electronic equipment	126,293	330,232
Machinery	75,536	176,431
Total property and equipment, at cost	5,539,329	5,807,776
Less: accumulated depreciation	(1,157,566)	(995,252)
Property and equipment, net	$4,381,763	$4,812,524

The Company recorded depreciation expense of $436,686, $807,879 and $141,077 for property and equipment during the years ended June 30, 2024, 2023 and 2022, respectively. For the years ended June 30, 2024, 2023 and 2022, the Company recorded no impairment losses for property and equipment, respectively.

For the years ended June 30, 2024, 2023 and 2022, the Company purchased new property and equipment of $Nil, $887,838 and $4,607,297 in cash and cash equivalents, respectively. For the year ended June 30, 2023, the Company acquired property and equipment of $78,280 (cost of $463,207 and accumulated depreciation of $384,927) from business combinations.

For the year ended June 30, 2024, the Company wrote off office and electronic equipment and machinery of $61,042 (cost of $349,123 and accumulated depreciation of $288,081) and recorded written-off loss of $61,059 included in other income (loss), net. For the years ended June 30, 2023 and 2022, the Company recorded no disposal of property and equipment, respectively.

As of June 30, 2024 and 2023, the Company pledged buildings and improvements to secure the short-term loan banking facilities granted to the Company. The carrying value of the pledged buildings and improvements were as follows:

	2024	2023
Buildings and improvements, at cost	$4,995,614	$4,963,911
Less: accumulated depreciation	(925,894)	(498,266)
Buildings and improvements, net	$4,069,720	$4,465,645

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of June 30, 2024 and 2023:

	2024	2023
Customer relationships	$7,748,590	$7,748,590
Copyrights and trademarks	242,556	242,556
Software	16,756	35,556
Senior care service app	42,094	41,518
Less: accumulated amortization	(1,496,090)	(1,485,359)
Less: impairment	(6,551,529)	(6,551,529)
Intangible assets, net	$2,377	$31,332

On June 14, 2022 and December 20, 2022, the Company and its wholly owned subsidiary, E-Home Hong Kong, entered into equity transfer agreements with Zhongrun, a limited liability company established in China and Ms. Ling Chen, pursuant to which Ms. Chen agreed to transfer 55% and 20% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for the sum of (i) RMB3 million (approximately $0.453 million, not paid) in cash and (ii) 28,041,992 ordinary shares of the Company. On July 8, 2022, the Company issued 28,041,992 ordinary shares (280 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) according to the equity transfer agreement at a fair value of $8,496,724 (par value of $2,804 and additional paid-in capital of $8,493,919). On December 20, 2022, the Company issued 4,660,129 ordinary shares (932 shares retrospectively adjusted for effect of reverse stock splits on April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) at an aggregate fair value of $2,853,596 (par value of $9,320 and additional paid-in capital of $2,844,276).

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

On July 30, 2022, the Company’s board of directors approved proposal per Mr. Xie to acquire 100% of the equity interests of Chuangying and its subsidiaries from Lin Jianying, in consideration for an aggregate of 14,438,584 ordinary shares (144 ordinary shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) of the Company valued at RMB39.2 million (approximately $5.59 million) with a per share issuance price equal to 130% of the average of the Nasdaq closing price for the consecutive twenty trading days preceding July 26, 2022, or $0.39.

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

As of June 30, 2024 and 2023, there were no any pledged intangible assets to secure bank loans, respectively. The Company recorded amortization expense of $10,097, $1,449,911 and $11,126 for the years ended June 30, 2024, 2023 and 2022, respectively. For the years ended June 30, 2024, 2023 and 2022, the Company recorded impairment losses for intangible assets of $Nil, $6,551,529 and $Nil, respectively.

For the year ended June 30, 2024, the Company wrote off software of $19,295 (cost of $19,295 and accumulated depreciation of $0), and recorded written-off loss of $19,300 included in other income (loss), net. For the years ended June 30, 2023 and 2022, the Company recorded no disposal of intangible assets, respectively.

Estimated future amortization expense is as follows as of June 30, 2024:

Years ending June 30,	Amortization expense

2025	$2,377
$2,377

NOTE 8 – OPERATING LEASE RIGHT-OF-USE ASSETS, NET

Operating lease right -of-use assets, net were as follows as of June 30, 2024 and 2023:

	2023	Increase/ (Decrease)	Exchange rate translation	2024
Shou Hill Valley Area	$2,075,895	$-	$28,836	$2,104,731
Villas	2,048,942	-	28,462	2,077,404
Farmland*	2,075,895	-	28,836	2,104,731
Warehouse**	718,555	(728,731)	10,176	-
Base Station Tower	241,822	-	3,359	245,181
Total right-of-use assets, at cost	7,161,109	(728,731)	99,669	6,532,047
Less: accumulated amortization	(1,526,807)	(198,666)	(11,301)	(1,736,774)
Right-of-use assets, net	$5,634,302	$(927,397)	88,368	$4,795,273

*	On July 7, 2021, E-Home Pingtan entered into an agreement with an unaffiliated company and individual to obtain the right of use for farmland of 74 acers for $2,319,791 (RMB 15,000,000). The Company prepaid the installment of $2,319,791 (RMB 15,000,000) to the individual as of June 30, 2022.

**	On December 1, 2016, Zhongrun entered into an agreement with an unaffiliated company and individual to obtain the right of use for warehouse of 7,199.38 square meters for $2,127,121 (RMB 14,814,544). The Company acquired the operating lease right-of-use assets from its acquisition of Zhongrun in July 2023. In August 2023, the Company terminated the operating lease contract with the lessor.

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

For the year ended June 30, 2024, amortization of the operating lease right-of-use assets amounted to $403,960 and the interest on lease liabilities amounted to $44,359, respectively. For the year ended June 30, 2023, amortization of the operating lease right-of-use assets amounted to $430,112 and the interest on lease liabilities amounted to $65,924, respectively.

NOTE 9 – FINANCE LEASE RIGHT-OF-USE ASSETS, NET

Finance lease right -of-use assets, net were as follows as of June 30, 2024 and 2023:

	2023	Increase/ (Decrease)	Exchange rate translation	2024
Company vehicles	$1,660,716	$(1,684,234)	$23,518	$-
Less: accumulated amortization	(788,840)	800,011	(11,171)	-
Right-of-use assets, net	$871,876	$(884,223)	$12,347	$-

The finance lease right-of-use asset is amortized over a 10-year period. The amortization period is 10 years and the discount rate used is 4.9%. On July 1, 2023, the Company terminated the finance lease contract for vehicles with the lessor.

NOTE 10 – LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets as of June 30, 2024 and 2023 consisted of the following:

	2024	2023
Deposits paid for land use right*	$60,000,000	$60,000,000
Performance deposits**	-	1,937,502
Deposits paid for lease assets	769,864	936,835
Total	$60,769,864	$62,874,337

*	On November 1, 2022, E-Home Pingtan entered into an investment agreement with Pingtan Comprehensive Experimental Area Investment Committee to invest in the project of “Haixia Home Management College” for promoting the education of home economics in the PRC. On January 30, 2023, the Company transferred $60,000,000 to Pingtan Comprehensive Experimental Area Investment Committee as deposits to acquire the land use right for the project.

**	In January 2020, E-Home Pingtan entered into agreements with two new outlets for business cooperation purposes. These refundable performance deposits were mainly paid for the business introduction services in which the outlets promised to refer business and customers to E-Home Pingtan within three years. The outlets agreed to return the deposits to E-Home Pingtan in case of termination of the agreements. In January 2023, the Company renewed agreements with the two outlets for further business cooperation for three years and recorded the deposits as long-term deposits. In October 2023, the Company terminated agreements with these outlets and received the deposits in full.

NOTE 11 – GOODWILL

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

NOTE 12 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following is a summary of accounts payable and accrued expenses as of June 30, 2024 and 2023:

	2024	2023
Payable to suppliers	$3,439,196	$3,824,516
Salary and welfare payables	525,830	497,274
Accrued expenses and other current liabilities	3,316,250	2,968,530
Total	7,281,276	7,290,320

NOTE 13 – ADVANCE FROM CUSTOMERS

Advance from customers as of June 30, 2024 and 2023 consisted of the following:

	2024	2023
Senior care services	$230,520	$1,805,609
Housekeeping services	271,370	317,931
Total	$501,890	$2,123,540

E-Home received annual fees from senior care services customers and recognized revenues over the contract period. The amounts advanced from customers from senior care services were $230,520 and $1,805,609 as of June 30, 2024 and 2023, respectively, which will be recognized as senior care services revenue within 12 months. E-Home received advance from housekeeping services customers and recognized revenues when services are provided. The amounts advanced from customers from housekeeping services were $271,370 and $317,931 as of June 30, 2024 and 2023, respectively, which will be recognized as housekeeping services revenue within 12 months.

NOTE 14 – OPERATING LEASE LIABILITIES

Operating lease liabilities as of June 30, 2024 and 2023 consisted of the following:

	2024	2023
Villas*	$1,259,346	$1,192,898
Warehouse**	-	607,870
Base Station Tower***	130,349	151,978
Total operating lease liabilities	$1,389,695	$1,952,746

Analyzed for reporting purposes as:

	2024	2023
Long-term portion of operating lease liabilities	$1,313,276	$1,636,493
Current maturities of operating lease liabilities	76,419	316,253
Total	$1,389,695	$1,952,746

The operating lease liabilities is the net present value of the remaining lease payments as of June 30, 2024 and 2023.

The discount rates used for the Villas, Base Station Tower, Office and Warehouse were 4.12%, 3.14%, 2.46%, and 4.45%, respectively. The weighted average discount rate used for operating leases was 4.06%. The weighted average remaining lease terms for operating leases was 16.00 years. The incremental borrowing rate for the Company ranged from 3.7% to 4.8%.

The Company recorded no operating lease liability for the operating lease of Shou Hill Valley Area as of June 30, 2024 and 2023, respectively, since the Company prepaid the total lease expense of $2,319,791 (RMB 15,000,000) in December 2017. The Company recorded no operating lease liability for the operating lease of Farmland as of June 30, 2024 and 2023, since the Company paid the total lease expense of $2,321,945 (RMB 15,000,000) in October 2021.

For the years ended June 30, 2024, 2023 and 2022, the operating lease expense were $448,319, $520,859 and $336,992, respectively. For the years ended June 30, 2024, 2023 and 2022, the short-term operating lease expense were $8,505,383, $5,079,411 and $259,996, respectively.

*	The lease agreement of Villas was entered into on December 22, 2017, bears interest at about 4.12% and will be matured on December 31, 2037. Lease payments for this agreement are to be made every five years. As of June 30, 2024 and 2023, the Company has paid $696,584 for the first installment to the lessee.

**	The operating lease liabilities is the net present value of the remaining lease payments as of June 30, 2024 and 2023. The discount rate used for the warehouse operating lease warehouse was 4.45%. The remaining lease term for the warehouse operating lease was 3.42 years.

***	The lease agreement of Base Station Tower was entered into on November 25, 2019, bears interest at about 3.14% and will be matured on November 24, 2029. Lease payments for this agreement are to be made every year. As of June 30, 2024 and 2023, the Company has paid $ 61,919 to the lessee.

Maturity analysis of operating lease liabilities as of June 30, 2024 is as follows:

Operating lease payment	Villas	Base station tower	Total undiscounted cash flows
Discount rate at commencement	4.12%	3.14%
One year	$-	$28,063	$28,063
Two years	-	28,063	28,063
Three years	-	28,063	28,063
Four years	764,018	28,063	792,081
Five years	840,419	28,063	868,482
Total undiscounted cash flows	$1,604,437	$140,315	$1,744,752
Total operating lease liabilities	1,259,346	130,349	1,389,695
Difference between undiscounted cash flows and discounted cash flows	345,091	9,966	355,057

Maturity analysis of operating lease liabilities as of June 30, 2023 is as follows:

Operating lease payment	Villas	Base station tower	Warehouse	Total undiscounted cash flows
Discount rate at commencement	4.12%	3.14%	4.45%
One year	$-	$27,679	$265,766	$293,445
Two years	-	27,679	265,766	293,445
Three years	-	27,679	110,736	138,415
Four years	-	27,679	-	27,679
Five years	753,550	27,679	-	781,229
Beyond five years	828,905	27,679	-	856,584
Total undiscounted cash flows	$1,582,455	$166,074	$642,268	$2,390,797
Total operating lease liabilities	1,192,898	151,978	607,870	1,952,746
Difference between undiscounted cash flows and discounted cash flows	389,557	14,096	34,398	438,051

NOTE 15 – FINANCE LEASE LIABILITIES

Financing lease liabilities as of June 30, 2024 and 2023 consisted of the following:

	2023	Increase/ (Decrease)	Payment	Exchange rate translation	2024
Company vehicles	$168,878	$(171,269)	$-	$2,391	$-
Add: Unrecognized finance expense	171,401	(174,226)	-	2,825	-
Total financing lease liabilities	$340,279	$(345,495)	$-	$5,216	$-

Analyzed for reporting purposes as:

	2024	2023
Long-term portion of finance lease liabilities	$-	$282,015
Current maturities of finance lease liabilities	-	58,264
Total	$-	$340,279

The lease agreement was entered into on September 11, 2017, bears interest at about 4.9% and will be matured on December 31, 2027. On July 1, 2023, the Company terminated the finance lease contract for vehicles with the lessor.

For the years ended June 30, 2024, 2023 and 2022, the amortization expense of financial lease right-of-use assets were $Nil, $166,072 and $185,583, respectively. For the years ended June 30, 2024, 2023 and 2022, the interest expense for financial lease were $Nil, $15,614 and $26,068, respectively.

NOTE 16 – CONVERTIBLE NOTES

The Convertible Note 2021

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

Material Terms of the Convertible Note 2021:

●	Interest accrues on the outstanding balance of the Convertible Note at 8% per annum from the Purchase Price Date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Convertible Note.

●	Upon the occurrence of a Trigger Event, Investor may increase the outstanding balance payable under the Convertible Note by 12% or 5%, depending on the nature of such event. If the Company files to cure the Trigger Event within the required five trading days, the Triger Event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law. The Company evaluated these trigger events and concluded to record no provision as of June 30, 2022.

●	Investor may convert all or any part of the outstanding balance of the Convertible Note, at any time after six months from the issue date, into ordinary shares of the Company at a price equal to 85% multiplied by the lowest daily VWAP (Volume-Weighted Average Price) during the ten trading days immediately preceding the applicable conversion, subject to certain adjustments, an issuance cap pursuant to NASDAQ Listing Rule 5635(d) and ownership limitations specified in the Convertible Note.

●	Joseph Stone Capital, LLC (“JSC”) acted as the exclusive placement agent in connection with the offering. The Company agreed to pay JSC a cash fee equal to 6.5% of the aggregate gross proceeds received by the Company in the offering as well as certain placement agent allowance and legal fees. In addition, the Company agreed to issue to JSC or its designee(s) warrants to purchase up to 157,934 ordinary shares (2 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) of the Company. The warrants have a term of five years and are exercisable at a price of $2.00 per share ($200,000 per share retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024).

●	Lender has the right at any time after the date that is six (6) months from the Purchase Price Date until the Outstanding Balance has been paid in full, at its election, to convert (“Conversion”) all or any portion of the Outstanding Balance into fully paid and non-assessable Ordinary Shares, par value $0.0001 (the “Ordinary Shares”), of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Conversion Price; provided, however, that in the event the Floor Price is higher than the Conversion Price, Borrower may, subject to applicable Nasdaq listing rules, either agree to lower the Floor Price (as defined below) to be equal to the applicable Conversion Price or satisfy the Conversion in cash.

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

For the year ended June 30, 2022, the Company issued 739,453 ordinary shares (7 ordinary shares retrospectively restated for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) with a fair value of $200,000 for principal and interest partial settlement of the Convertible Note 2021.

For the year ended June 30, 2023, the Company issued 14,042,911 ordinary shares (6,970 ordinary shares retrospectively restated for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) with a fair value of $3,520,000 for principal and interest partial settlement of the Convertible Note 2021.

For the year ended June 30, 2024, the Company issued 5,263,835 ordinary shares (32,379 ordinary shares retrospectively restated for effect of reverse stock splits on September 25, 2023, February 14, 2024 and September 24, 2024) with a fair value of $1,680,679 for principal and interest partial settlement of the Convertible Note 2021.

The Convertible Note 2021 was fully repaid and converted on November 10, 2023.

The Convertible Note 2022

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

Material Terms of the Convertible Note 2022:

●	Interest accrues on the outstanding balance of the Convertible Note at 8% per annum from the Purchase Price Date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Convertible Note.

●	Upon the occurrence of a Trigger Event, Investor may increase the outstanding balance payable under the Convertible Note by 12% or 5%, depending on the nature of such event. If the Company files to cure the Trigger Event within the required five trading days, the Triger Event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law. The Company evaluated these trigger events and concluded to record no provision as of June 30, 2022.

●	Investor may convert all or any part of the outstanding balance of the Convertible Note, at any time after six months from the issue date, into ordinary shares of the Company at a price equal to 85% multiplied by the lowest daily VWAP (Volume-Weighted Average Price) during the ten trading days immediately preceding the applicable conversion, subject to certain adjustments, an issuance cap pursuant to NASDAQ Listing Rule 5635(d) and ownership limitations specified in the Convertible Note.

●	Joseph Stone Capital, LLC (“JSC”) acted as the exclusive placement agent in connection with the offering. The Company agreed to pay JSC a cash fee equal to 6.5% of the aggregate gross proceeds received by the Company in the offering as well as certain placement agent allowance and legal fees. In addition, the Company agreed to issue to JSC or its designee(s) warrants to purchase up to 386,585 ordinary shares (4 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) of the Company. The warrants have a term of five years and are exercisable at a price of $0.49 per share ($49,000 per share retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024).

●	Lender has the right at any time after the date that is six (6) months from the Purchase Price Date until the Outstanding Balance has been paid in full, at its election, to convert (“Conversion”) all or any portion of the Outstanding Balance into fully paid and non-assessable Ordinary Shares, par value $0.0001 (the “Ordinary Shares”), of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Conversion Price; provided, however, that in the event the Floor Price is higher than the Conversion Price, Borrower may, subject to applicable Nasdaq listing rules, either agree to lower the Floor Price (as defined below) to be equal to the applicable Conversion Price or satisfy the Conversion in cash.

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

For the year ended June 30, 2024, the Company issued 3,019,710 ordinary shares (121,667 ordinary shares retrospectively restated for effect of reverse stock splits on February 14, 2024 and September 24, 2024) with a fair value of $3,775,000 for principal and interest partial settlement of the Convertible Note 2022.

The Convertible Note 2022 was fully repaid and converted on June 18, 2024.

Net carrying amount of the liability component Convertible Notes dated as of June 30, 2024 were as following:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Note 2021	$-	$-	$-
Convertible Note 2022	-	-	-
Convertible Notes - liability portion	$-	$-	$-

Net carrying amount of the equity component of the Convertible Notes as of June 30, 2024 were as following:

	Amount allocated to conversion option	Issuance cost	Equity component,net

Convertible Note 2021	$1,092,460	$(182,255)	$910,205
Convertible Note 2022	683,393	(120,611)	562,782
Convertible Notes – equity portion	$1,775,853	$(302,866)	$1,472,987

Amortization of issuance cost, debt discount and interest cost for the year ended June 30, 2024 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Note 2021	$325,039	$229,463	$554,502
Convertible Note 2022	1,028,622	278,335	1,306,957
Convertible Notes	$1,353,661	$507,798	$1,861,459

Net carrying amount of the liability component Convertible Notes dated as of June 30, 2023 were as following:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Note 2021	$1,469,512	$(143,335)	$1,326,177
Convertible Note 2022	3,170,000	(624,350)	2,545,650
Convertible Notes - liability portion	$4,639,512	$(767,685)	$3,871,827

Net carrying amount of the equity component of the Convertible Notes as of June 30, 2023 were as following:

	Amount allocated to conversion option	Issuance cost	Equity component,net

Convertible Note 2021	$1,092,460	$(182,255)	$910,205
Convertible Note 2022	683,393	(120,611)	562,782
Convertible Notes – equity portion	$1,775,853	$(302,866)	$1,472,987

Amortization of issuance cost, debt discount and interest cost for the year ended June 30, 2023 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Note 2021	$891,135	$458,231	$1,349,366
Convertible Note 2022	485,323	264,577	749,900
Convertible Notes	$1,376,458	$722,808	$2,099,266

The effective interest rate to derive the liability component fair value were 33.10% and 34.51% for Convertible Note 2021 and Convertible Note 2022, respectively.

Note 17 - Warrants

On December 20, 2021 and May 13, 2022, the Company issued warrants to settle the commission of the agent in connection with the issuance of the convertible notes during the year ended June 30, 2022. The warrants entitle the holder to purchase 157,934 ordinary shares (2 shares retrospectively adjusted for effect of the Company’s common reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) at an exercise price equal to $2 per share ($200,000 per share retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) and 386,585 ordinary shares (4 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) of the Company’s common stock at an exercise price equal to $0.49 per share ($49,000 per share retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024), respectively, at any time within a term of five year after issuance. The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock of the Company. In accordance with the accounting guidance, the outstanding warrants are recognized as additional paid in capital on the balance sheet and are measured at their inception date fair value.

As of June 30, 2024, the Company had approximately 39 and 16 warrants outstanding (4 and 2 retrospectively adjusted for effect of reverse stock split on September 24, 2024), respectively at an average exercise price between $4,900 and $20,000 ($49,000 per share and $200,000 per share retrospectively adjusted for effect of reverse stock split on September 24, 2024) and there were zero warrants exercised or repurchased.

As of June 30, 2023, the Company had approximately 1,933 and 790 warrants outstanding (4 and 2 retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024 and September 24, 2024), respectively at an average exercise price between $98 and $400 ($49,000 per share and $200,000 per share retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024 and September 24, 2024) and there were zero warrants exercised or repurchased.

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

NOTE 18 – TAXES

The Company is registered in the Cayman Islands. The Company generated substantially all of its income/ (loss) from its PRC operations for the years ended June 30, 2024, 2023 and 2022.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

E-Home Hong Kong is not subject to tax on income or capital gain since there has no operations in Hong Kong for the years ended June 30, 2024, 2023 and 2022.

PRC

Income Tax

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The EIT Law became effective on January 1, 2008. 25% tax rates apply to all the PRC operation subsidiaries in the Company.

The provision for income tax for the years ended June 30, 2024, 2023 and 2022, consisted of the following:

	2024	2023	2022
Current income tax provision	$21,624	$(138,418)	$1,849,570
Deferred income tax provision	-	424,753	244,506
Total	$21,624	$286,335	$2,094,076

The following table sets forth reconciliation between the statutory EIT rate and the effective tax for the years ended June 30, 2024, 2023 and 2022, respectively:

	2024	2023	2022
Income (Loss) before income taxes	$(13,446,001)	$(11,760,317)	$8,335,041
Provision for income taxes at statutory tax rate in the PRC	(3,054,079)	(2,798,020)	2,083,760
Temporary difference not recognized as deferred tax assets	3,068,137	3,078,891	-
Effect of expense for which no income tax is deductible	7,566	5,464	10,316
Income tax expense	$21,624	$286,335	$2,094,076

The significant components of deferred tax assets and liabilities as of June 30, 2024 and 2023 were as follows:

	2024	2023
Deferred tax assets
Advanced from customers	$125,472	446,246
Total deferred tax assets	125,472	446,246
Allowance for deferred tax assets	(125,472)	(446,246)
Deferred tax assets, net	-	-

Deferred tax liabilities
Business combinations	$1,819,826	1,819,826
Total deferred tax liabilities	1,819,826	1,819,826

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

Taxes payable

The Company’s taxes payable as of June 30, 2024 and 2023, consisted of the following:

	2024	2023
Income tax payable	$24,313	$-
Other tax payables	14,258
Total	$38,571	$-

NOTE 19 - EQUITY

Ordinary Shares

At the reorganization event described in Note 1, the Company issued 50,000 ordinary shares with par value of $1 to exchange for the ownership in E-Home Pingtan from the former shareholders to WFOE.

Prior to the reorganization, the Company had $3,620,757 and $3,885,586 in contributed ownership as of June 30, 2019 and 2018, respectively.

The reorganization has been accounted for at historical cost and prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company. On May 23, 2019, the Company split its 50,000 ordinary shares into 500,000,000 ordinary shares. The authorized ordinary shares became 500,000,000 shares and the par value changed from US$1 to US$0.0001. As part of its reorganization and on May 23, 2019, the Company surrendered 472,000,000 ordinary shares. As a result, the Company has 28,000,000 ordinary shares issued and outstanding (280 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023 and September 25, 2023, February 14, 2024 and September 24, 2024).

On May 18, 2021, the Company completed the closing of its initial public offering of 5,575,556 ordinary shares at a public offering price of $4.50 per ordinary share (56 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023 and September 25, 2023, February 14, 2024 and September 24, 2024). The total gross proceed from the initial public offering was approximately $25.1 million before underwriting commissions and offering expenses. The total net proceed from the initial public offering was $21,661,293 (ordinary shares of $558 and additional paid-in capital of $21,660,735) after deducting the financing expenses directly related to the initial public offering.

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

On June 21, 2021, the Company granted 6,000 ordinary shares (1 share retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023 and September 25, 2023, February 14, 2024 and September 24, 2024) to three of its independent directors as their compensations at a fair value of $213,840 (ordinary shares of $1 and additional paid-in capital of $213,839).

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 60% equity interests in Youyou in consideration of in consideration for the sum of (i) RMB4 million (approximately $0.60 million) in cash and (ii) 2,702,826 ordinary shares of the Company (27 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023 and September 25, 2023, February 14, 2024 and September 24, 2024). On February 3, 2022, the Company issued 2,702,826 ordinary shares to the former controlling shareholders of Youyou at a fair value of $2,000,091 (par value of $270 and additional paid-in capital of $1,999,821).

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 40% equity interests in Lianbao in consideration of in consideration for 5,823,363 ordinary shares of the Company (58 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023 and September 25, 2023, February 14, 2024 and September 24, 2024). On March 2, 2022, the Company issued 5,823,363 ordinary shares to the former controlling shareholders of Lianbao.

On March 18, 2022, the Company granted 400,000 ordinary shares (4 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023 and September 25, 2023, February 14, 2024 and September 24, 2024) to its consultants as their compensations at a fair value of $308,000 (par value of $40 and additional paid-in capital of $307,960). On June 22, 2022, the Company granted 1,000,000 ordinary shares (10 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023 and September 25, 2023, February 14, 2024 and September 24, 2024) to its directors as their compensations at a fair value of $322,500 (par value of $100 and additional paid-in capital of $322,400).

On June 14, 2022, the Company and its wholly owned subsidiary, E-Home Hong Kong, entered into an equity transfer agreement with Zhongrun, a limited liability company established in China and Ms. Ling Chen, the sole shareholder of Zhongrun, pursuant to which Ms. Chen agreed to transfer 55% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for the sum of (i) RMB3 million (approximately $0.45 million) in cash and (ii) 28,041,992 ordinary shares of the Company. On July 8, 2022, the Company issued 28,041,992 ordinary shares (280 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023 and September 25, 2023, February 14, 2024 and September 24, 2024) according to the equity transfer agreement at a fair value of $8,496,724 (par value of $2,804 and additional paid-in capital of $8,493,919).

On July 30, 2022, the Company’s board of directors approved to acquire 100% of the equity interests of Chuangying and its subsidiaries from Lin Jianying, in consideration for an aggregate of 14,438,584 ordinary shares (144 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023 and September 25, 2023, February 14, 2024 and September 24, 2024) of the Company valued at RMB389.2 million (approximately $5.59 million) with a per share issuance price equal to 130% of the average of the Nasdaq closing price for the consecutive twenty trading days preceding July 26, 2022, or $0.39. Beijing Ningbanghonghe Assets Valuation Firm, a third-party appraiser based in Beijing, China, rendered a valuation report, in which the value of total shareholder equity in Chuangying was determined to be approximately RMB39.2 million.

On August 15, 2022, the Company’s board of directors approved the financing by the Company in the amount of $3,600,000 through the issuance and sale to Multi Rise Holdings Limited, a British Virgin Islands company, of 16,363,636 ordinary shares (164 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023 and September 25, 2023, February 14, 2024 and September 24, 2024) of the Company, par value $0.0001 per share, at a per share purchase price of $0.22, pursuant to a securities purchase agreement.

On September 19, 2022, the Company’s board of directors approved for issuance and sale of the Company’s ordinary shares up to an aggregate offering price of US$12,300,000 that the Company may sell to White Lion Capital LLC from time to time at the Company’s sole discretion over the commitment period, plus an aggregate of 1,329,729 of Ordinary Shares issuable to the Investor as commitment fee pursuant to the Purchase Agreement. On September 14, 2022, the Company issued 10,343,064 ordinary shares (103 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023 and September 25, 2023, February 14, 2024 and September 24, 2024) to White Lion Capital LLC for the aggregated consideration of $783,303.

On November 18, 2022, the Company entered into a securities purchase agreement with certain investors, pursuant to which each of the investors agreed to purchase and the Company agreed to issue and sell to the investors, an aggregation of 3,480,000 ordinary shares (696 shares retrospectively adjusted for effect of reverse stock splits on April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) of the Company at the subscription price of US$1.00 per share for the aggregated consideration of US$3,480,000.

On December 20, 2022, the Company and its wholly owned subsidiary, E-Home Hong Kong, entered into an equity transfer agreement with Zhongrun, a limited liability company established in China and Ms. Ling Chen, pursuant to which Ms. Chen agreed to transfer 20% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for RMB20 million. On December 20, 2022, the Company issued 4,660,129 ordinary shares (932 shares retrospectively adjusted for effect of reverse stock splits on April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) at a fair value of $2,853,596 (par value of $9,320 and additional paid-in capital of $2,844,276).

On January 6, 2023, the Company entered into a securities purchase agreement with eleven investors, including two entities and nine individuals, pursuant to which the investors agreed to purchase an aggregate of 40,650,406 ordinary shares (8,130 shares retrospectively adjusted for effect of reverse stock splits on April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) of the Company for the purchase price of $0.492 per ordinary share, which is the average of the closing prices of the Company’s ordinary shares for the six consecutive trading days prior to January 3, 2023. The Company has received an aggregate of US$20 million proceeds in connection with the investment.

On January 27, 2023, the Company entered into a securities purchase agreement with certain investors, pursuant to which each of the investors agreed to purchase and the Company agreed to issue and sell to the investors an aggregate of 183,077,333 ordinary shares (36,616 shares retrospectively adjusted for effect of reverse stock splits on April 13, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) at a purchase price of US$0.383 per ordinary share for the aggregate gross proceeds of US$70,118,618 before deducting offering expenses.

On July 21, 2023, the Company entered into a securities purchase agreement with certain purchasers, pursuant which the Company will sell to the purchasers in a registered direct offering, an aggregate of 107,317,074 ordinary shares of par value $0.02 per share (214,634 ordinary shares of par value $10 per share retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024 and September 24, 2024) for aggregate gross proceeds of $12,000,000, before deducting offering expenses. On July 25, 2023, the Company closed the registered direct offering.

On January 11, 2024, the Company entered into a Securities Purchase Agreement with certain purchasers, pursuant to which the Company agreed to sell to the purchasers in a private placement 20,000,000 ordinary shares of the Company, at a purchase price of $0.68 per share (400,000 ordinary shares of par value $10 per share retrospectively adjusted for effect of reverse stock splits on February 14, 2024 and September 24, 2024) for an aggregate price of $13,600,000. The private placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 21, 2024, the Company entered into a Securities Purchase Agreement with certain purchasers. Pursuant to the purchase agreement, the Company will sell to the purchasers in a registered direct offering, an aggregate of 10,000,000 ordinary shares of the Company at a price of $1.20 per share (1,000,000 ordinary shares of par value $10 per share retrospectively adjusted for effect of reverse stock split on September 24, 2024), for aggregate gross proceeds to the Company of $12,000,000, before deducting offering expenses.

Share incentive plans

On May 15, 2023, the Board approved and adopted the Company’s 2023 Share Incentive Plan which has 6,000,000 shares (12,000 shares retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024 and September 24, 2024). On June 3, 2023, the Company granted 2,600,000 ordinary shares of $0.02 par value per share (5,200 shares of par value $1 per share retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024 and September 24, 2024) to its officers, employees and directors as their compensations under the 2023 Share Incentive Plan.

On January 9, 2024, the Compensation Committee of the Board of Directors of the Company granted a stock award of 340,000 ordinary shares (6,800 shares retrospectively adjusted for effect of reverse stock splits on February 14, 2024 and September 24, 2024) of the Company to Mr. Wenshan Xie, Chief Executive Officer of the Company, pursuant to the Company’s 2023 Share Incentive Plans.  50% of the shares vested immediately on the grant date and the remaining 50% of the shares shall vest on six months anniversary of the grant date. For the year ended June 30, 2024, the Company issued 340,000 ordinary shares (6,800 shares retrospectively adjusted for effect of reverse stock splits on February 14, 2024 and September 24, 2024) under the Share Incentive Plan.

On 28 May 2024, the Company registered an aggregate of 3,000,000 ordinary shares par value US$1.00 per share to be issued pursuant to the Company’s 2024 Omnibus Equity Plan. For the year ended June 30, 2024, the Company issued 2,100,000 ordinary shares (210,000 shares retrospectively adjusted for effect of reverse stock split on September 24, 2024) under the Omnibus Equity Plan.

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

On April 12, 2023, the Company announced the effect of a one-for-ten reverse stock split of its ordinary shares approved by the Company’s Annual General Meeting of Shareholders with the market effective on April 13, 2023, such that the par value of each ordinary share is increased from US$0.002 to US$0.02. As a result of the one-for-ten reverse stock split, each ten pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split.

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

On February 9, 2024, the Company announced the effect of a one-for-five reverse stock split of its ordinary shares approved by the Company’s Extraordinary General Meeting of Shareholders with the market effective on February 14, 2024, such that the par value of each ordinary share is increased from US$0.2 to US$1. As a result of the one-for-five reverse stock split, each five pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split.

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $664,100 and $664,100 as of June 30, 2024 and 2023.

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in PRC. For the years ended June 30, 2024, 2023 and 2022, there were no Company dividend declared.

NOTE 19 – REVENUE

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

Revenue	2024	2023	2022
Installation and maintenance	$28,332,134	$38,724,515	$37,531,466
Sales of household appliance accessories	1,441,596	2,452,685	2,486,496
Housekeeping	15,409,924	17,210,122	16,340,910
Senior care services	3,270,516	4,292,886	5,259,977
Sales of E-watch	754,940	2,223,067	2,132,244
Educational consulting services	1,257,045	1,050,397	-
Sales of pharmaceutical products	219,159	2,368,071	-
Total	$50,685,314	$68,321,743	$63,751,093

NOTE 20 – SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the management for decision making. Management has identified five operating segments which are installation and maintenance, housekeeping, senior care services, sales of pharmaceutical products and educational consulting services. Operations for senior care services began in August 2019. The Company started generating revenue from this new segment in August 2019. Segments of sales of pharmaceutical products and educational consulting services were acquired from business combination during the year ended June 30, 2023. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins. Segment profit is defined as net sales reduced by cost of revenue and other related operating expenses. The results are shown as follows for the years ended June 30, 2024, 2023 and 2022:

Revenue	2024	2023	2022
Installation and Maintenance	$29,773,730	$41,177,200	$40,017,962
Housekeeping	15,409,924	17,210,122	16,340,910
Senior care services	4,025,456	6,515,953	7,392,221
Educational consulting services	1,257,045	1,050,397	-
Sales of pharmaceutical products	219,159	2,368,071	-
Total	$50,685,314	$68,321,743	$63,751,093

Cost of revenue	2024	2023	2022
Installation and Maintenance	$22,015,277	$27,989,959	$26,791,434
Housekeeping	13,194,887	14,453,168	13,411,221
Senior care services	2,188,798	4,471,015	4,191,920
Educational consulting services	521,549	671,825	-
Sales of pharmaceutical products	64,207	2,178,131	-
Total	$37,984,718	$49,764,098	$44,394,575

Gross profit	2024	2023	2022
Installation and Maintenance	$7,758,453	$13,187,241	$13,226,528
Housekeeping	2,215,037	2,756,954	2,929,689
Senior care services	1,836,658	2,044,938	3,200,301
Educational consulting services	735,496	378,572	-
Sales of pharmaceutical products	154,952	189,940	-
Total	$12,700,596	$18,557,645	$19,356,518

Sales and marketing expenses	2024	2023	2022
Installation and Maintenance	$-	$-	$-
Housekeeping	-	-	-
Senior care services	-	-	-
Educational consulting services	-	-	-
Sales of pharmaceutical products	-	-	-
Unallocated	21,343,126	22,691,231	11,989,919
Total	$21,343,126	$22,691,231	$11,989,919

General and administrative expenses	2024	2023	2022
Installation and Maintenance	$-	$-	$-
Housekeeping	-	-	-
Senior care services	-	-	-
Educational consulting services	-	-	-
Sales of pharmaceutical products	-	-	-
Unallocated	7,443,170	26,230,966	8,219,584
Total	$7,443,170	$26,230,966	$8,219,584

Current assets	2024	2023
Installation and Maintenance	$-	$-
Housekeeping	-	-
Senior care services	-	-
Educational consulting services	808,082	819,311
Sales of pharmaceutical products	1,218,825	1,520,107
Unallocated current assets	106,742,639	81,691,818
Total	$108,769,546	$84,031,236

Non-current assets	2024	2023
Installation and Maintenance	$-	$-
Housekeeping	-	-
Senior care services	4,795,273	5,118,174
Educational consulting services	7,284	17,350
Sales of pharmaceutical products	1,373	649,608
Unallocated non-current assets	65,145,347	68,439,239
Total	$69,949,277	$74,224,371

On account of the Company’s business model, assets, operating expense, profit or loss, liabilities and other material items could not be separated into each operating segment. As the Company’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

NOTE 21 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity.

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 40% equity interests in Lianbao in consideration of in consideration for 5,823,363 ordinary shares of the Company (58 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023 and September 25, 2023, February 14, 2024 and September 24, 2024). On March 2, 2022, the Company issued 5,823,363 ordinary shares to the former controlling shareholders of Lianbao. Due to the significant fluctuations in the Company’s share price following the issuance of shares, disagreements arose between the parties involved in the acquisition. Subsequently on May 16, 2024, Lianbao initiated legal proceedings which led to a court ruling requiring the Company to pay damages amounting to RMB 4.54 million. Management believes it is probable that the Company will be required to settle this amount. Accordingly, the Company has recognized a provision for estimated losses of $637,019, which has been recorded under “accounts payable and accrued expenses”.

As of June 30, 2024 and 2023, and through the issuance date of these consolidated financial statements, the Company had no pending legal proceedings other than the above mentioned.

NOTE 22 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchase.

The Company’s sales are made to customers that are located primarily in China. For the years ended June 30, 2024, 2023 and 2022, no individual customer or supplier accounted for more than 10% of the Company’s total revenues or purchase. As of June 30, 2024, 2023 and 2022, no individual customer or supplier accounted for more than 10% of the total outstanding accounts receivable or accounts payable balance.

NOTE 23 – RELATED PARTY BALANCES AND TRANSACTIONS

As of June 30, 2024 and 2023, the Company had $1,817,302 and $442,825 payable balances to Mr. Wenshan Xie, one of the major shareholders and Chief Executive Officer of the Company, for temporary working capital needs, respectively. As of June 30, 2024, the Company had $90,000 payable balance to Ms. Zhaodi Zeng, the wife of Mr. Wenshan Xie, for temporary working capital needs, respectively. As of June 30, 2024 and 2023, the Company had $1,247,396 and $1,249,387 payable balances to Ms. Ling Chen, a shareholder of Zhongrun, a major subsidiary of the Company, for temporary working capital needs, respectively.

During the year ended June 30, 2024, Mr. Xie and Ms. Zeng made payments of $1,509,350 and $90,000 for temporary working capital needs of the Company and the Company repaid $141,055 to Mr. Xie. During the year ended June 30, 2023, Mr. Xie made payment of $624,385 for temporary working capital needs of the Company and the Company repaid $270,998 to Mr. Xie.

During the year ended June 30, 2024, the Company repaid $13,365 to Mr. Chen. During the year ended June 30, 2023, Ms. Chen made payment of $1,277,124 for temporary working capital needs of the Company. During the year ended June 30, 2022, Mr. Xie made payment of $339,045 for temporary working capital needs of the Company and the Company repaid $29,514 to Mr. Xie.

For the year ended June 30, 2023, the Company collected $4,295,120 from E-Home Group Limited. For the year ended June 30, 2023, the Company transferred $4,295,120 to E-Home Group Limited for temporary lending.

On June 3, 2023, the Company granted 1,720,000 ordinary shares of $0.02 par value per share (3,440 shares of par value $1 per share retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024 and September 24, 2024) to its directors and officers as their compensations under the 2023 Share Incentive Plan at a fair value of $216,548 (par value of $34,400 and additional paid-in capital of $182,148).

On January 9, 2024, the Company granted 340,000 ordinary shares of $0.2 par value per share (6,800 shares retrospectively adjusted for effect of reverse stock split on February 14, 2024 and September 24, 2024) to Mr. Xie as his compensation under the 2023 Share Incentive Plan at a fair value of $213,520 (par value of $68,000 and additional paid-in capital of $145,520).

On June 22, 2022, the Company granted 520,000 ordinary shares (5 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 12, 2023, September 25, 2023, February 14, 2024 and September 24, 2024) to its directors and officers as their compensations at a fair value of $167,700 (par value of $52 and additional paid-in capital of $167,648).

NOTE 24 – SUBSEQUENT EVENTS

Securities purchase agreement

On July 5, 2024, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company will sell to the purchasers in a registered direct offering, an aggregate of 65,000,000 ordinary shares of the Company at a price of $1.00 per share, for aggregate gross proceeds to the Company of $65,000,000, before deducting offering expenses. The offering was closed in July 2024.

Securities capital increase

On September 16, 2024, the Company’s extraordinary general meeting approved the resolution that would result in the increase of the authorized share capital of the Company from (a) US$100,020,000 divided into (x) 100,000,000 shares designated as ordinary shares with a par value of US$1 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share, to (b) US$1,000,020,000 divided into (x) 1,000,000,000 shares designated as ordinary shares with a  par value of US$1 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share.

Reverse stock split

On September 16, 2024, the Company’s extraordinary general meeting approved the resolution of a one-for-ten share consolidation with the market effective on September 24, 2024, such that the par value of each ordinary share is increased from US$1 to US$10. As a result of the one-for-ten reverse stock split, each ten pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split.

In accordance with ASC 855-10, the Company evaluated all events and transactions that occurred after June 30, 2024 up through the date the Company issued these financial statements on October 29, 2024 and concluded that no other material subsequent events except for the disclosed above.