Form 20-F
period 2025-06-30
E-Home Household Service Holdings Ltd
filed 2025-10-30
CIK 1769768

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

Tel: +86-591-87590668

(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
ordinary shares, par value $0.05 per share	EJH	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2025, there were 4,003,859 shares of the registrant’s ordinary shares outstanding, par value $0.05 per share.

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

Yes ☐ No ☐

Annual Report on Form 20-F

Year Ended June 30, 2025

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“we,” “us,” “our” or “our company,” are to the combined business of E-Home Household Service Holdings Limited, a Cayman Islands company, and its consolidated subsidiaries;

●	“E-Home WFOE” refers to E-Home Household Service Technology Co., Ltd., a limited liability company established under the laws of the PRC as a wholly foreign-owned enterprise;

●	“E-Home Pingtan” refers to E-Home (Pingtan) Home Service Co., Ltd., previously named Pingtan Comprehensive Experimental Area E Home Service Co., Ltd., a limited liability company established under the laws of the PRC;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“Fuzhou Bangchang” refers to Fuzhou Bangchang Technology Co. Ltd., a limited liability company established under the laws of the PRC;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” refer to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Renminbi” and “RMB” refer to the legal currency of China;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended

●	“U.S. dollars,” “dollars,” “US$,” and “$” are to the legal currency of the United States; and

Our reporting currency is the U.S. dollar, and our functional currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 30, 2025, the noon buying rate was RMB7.1518 to US$1, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will,” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that third parties hold proprietary rights that preclude us from marketing our products and services, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information-D. Risk Factors” and elsewhere in this annual report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations, and prospects. The forward-looking statements made in this report speak only as of the date hereof, and we disclaim any obligation, except as required by law, to provide updates, revisions, or amendments to any forward-looking statements to reflect changes in our expectations or future events.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Its Respective Individual Shareholders

E-Home is not an operating company but rather a holding company incorporated in the Cayman Islands. Because E-Home has no operations of its own, we conduct substantially all of our business in mainland China (which is also referred to as “PRC,” and for the purpose of this report, excluding Taiwan and the special administrative regions of Hong Kong and Macau) and generate revenue for the years ended June 30, 2023, 2024 and 2025 through E-Home’s subsidiaries, particularly, E-Home (Pingtan) Home Service Co., Ltd., and Fuzhou Bangchang Technology Co. Ltd. and their respective subsidiaries.

As used in this annual report, unless the context indicates otherwise, references to “E-Home” refer to E-Home Household Service Holdings Limited, a holding company and references to “we,” “us,” “our,” the “Company” or “our company” are to E-Home and its consolidated subsidiaries, including E-Home Household Service Holdings Limited (Hong Kong), E-Home Household Service Technology Co., Ltd., E-Home (Pingtan) Home Service Co., Ltd., Fuzhou Bangchang Technology Co. Ltd., Fuzhou Yongheng Xin Electric Co., Ltd., Fujian Happy Yijia Family Service Co., Ltd., Danyang Fumao Health Development Co., Ltd., Fujian Chuangying Business Science and Technology Co., Ltd., Fujian Weizhixing Technology Co., Ltd., and Fuzhou Funeng Enterprise Management Consulting Co., Ltd., as a whole.

There are significant legal and operational risks associated with having substantially all of our business operations in China, including that changes in the legal, political, and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, and results of operations. Moreover, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence the PRC subsidiaries’ operations in China at any time. The Chinese government indicates an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder E-Home’s ability to offer or continue to offer its securities to investors and cause the value of our securities to significantly decline or become worthless. Although we believe our operating structure is legal and permissible under the Chinese law and regulations currently in effect, Chinese regulatory authorities could take a different position on the interpretation and enforcement of laws and regulations and disallow our holding company structure, which would likely result in a material adverse change in our operations and/or the value of E-Home’s securities, including that it could cause the value of such securities to significantly decline or become worthless. For a detailed description of the risks associated with doing business in China, please refer to the risks disclosed under “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China.”

The PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that our PRC subsidiaries are directly subject to these regulatory actions or statements except for the filing requirement with the New Overseas Listing Rules, as our PRC subsidiaries have not carried out any monopolistic behavior and the business of our PRC subsidiaries does not involve the collection of user data or implicate cybersecurity or national security concerns.

We also dissolved the VIE structure in October 2021 as the business of our PRC subsidiaries does not involve any type of restricted industry for foreign investment. As advised by our PRC legal counsel, Fujian Dajia Law Firm, the risk that we may face penalties associated with our prior VIE structure if such structures are invalidated in the PRC in the future is minimal. Currently, there are no existing rules or regulations in China that may impose penalties on PRC entities that have adopted a VIE structure, which has already been dissolved.

On February 17, 2023, the CSRC released New Overseas Listing Rules with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 are considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statements or misleading information or material omissions, which may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection, and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. As of the date of this annual report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange, other than the filing requirement with CSRC under the New Overseas Listing Rules. The Company has not completed the filings with CSRC for its previous offerings since the effectiveness of the New Overseas Listing Rules, and has not complied with the requirements of the New Overseas Listing Rules, which would cause fines and other penalties under the New Overseas Listing Rules.

On September 24, 2024, the State Council published the Regulation on Network Data Security Management. and became effective on January 1, 2025. On December 28, 2021, Cybersecurity Review Measures were published by the Cyberspace Administration of China (the “CAC”), National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce of the PRC (the “MOFCOM”), People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that critical information infrastructure operators that purchase internet products and services and data processing operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. Cybersecurity Review Measures also require cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine that certain network products, services, or data processing activities of such company affect or may affect national security. Our subsidiaries in China provide home appliance services and housekeeping services, and their business activities do not affect national security, nor do they have documents and materials that may adversely affect national security or public interests. There are uncertainties in the interpretation and enforcement of these new laws and guidelines, including failure to comply with the New Overseas Listing Rules by the Company, which could materially and adversely impact our business and financial outlook, may impact our ability to accept foreign investments, offer our securities to investors or continue to list on a U.S. or other foreign exchange, and could impact our ability to conduct our business.

As further advised by our PRC counsel, Fujian Dajia Law Firm, as of the date of this annual report, no relevant laws or regulations in the PRC explicitly require E-Home or our PRC subsidiaries to seek approval from the China Securities Regulatory Commission, or the CSRC, or any other PRC governmental authorities except for the filing requirement under New Overseas Listing Rules, nor has E-Home, or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding the offering from the CSRC or any other PRC governmental authorities. However, it is uncertain what existing or new laws or regulations, or detailed implementations and interpretations will be modified or promulgated, and, if any, the potential impact such modified or new laws and regulations will have on the daily business operations of our PRC subsidiaries, our ability to accept foreign investments and list on a U.S. or other foreign exchange.

In addition, pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”), the Public Company Accounting Oversight Board (the “PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, because of a position taken by one or more authorities in such jurisdictions. The PCAOB’s report also identified individual registered public accounting firms that are subject to these determinations. On December 15, 2022, the PCAOB announced that it had secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary. Our registered public accounting firm, Enrome LLP, is not headquartered in mainland China or Hong Kong and was not identified in the report as a firm subject to the PCAOB’s determination on December 16, 2021, which was vacated on December 15, 2022. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. As a result, the time period before an issuer’s securities may be prohibited from trading or delisted has been decreased accordingly. However, the HFCA Act and related regulations currently do not affect the Company as the Company’s auditor, Enrome LLP, is subject to inspection by the PCAOB, and the audit work papers of E-Home, including those of its Chinese subsidiaries, are available for the PCAOB’s inspection. Notwithstanding the foregoing, if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the HFCA Act and related regulations, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list and trade our ordinary shares on Nasdaq, which could materially impair the market price for our securities. See “Risk Factor-Risks Related to Doing Business in China-The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price, and reputation. Although our auditor is subject to inspection by the PCAOB, trading in E-Home’s securities may be prohibited under the HFCA Act if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist E-Home’s securities. Furthermore, a legislation entitled “Consolidated Appropriations Act, 2023” (“Consolidated Appropriations Act”) was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three.

As of the date of this annual report, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. As of the date of this annual report, no dividends or distributions have been made by the holding company and its subsidiaries to investors, including U.S. investors. The holding company and its subsidiaries do not have any plan to distribute dividends in the foreseeable future. The cash proceeds raised from overseas financing activities, may be transferred by us to our Hong Kong subsidiary and E-Home WFOE via capital contribution or shareholder loans, as the case may be.

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information-D. Risk Factors- There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

Permissions to Operate Our Business

We have been advised by our PRC Counsel, Fujian Dajia Law Firm, that pursuant to the relevant laws and regulations in China, as of the date of this annual report, none of our PRC subsidiaries’ business is stipulated on the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) promulgated by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) and The National Development and Reform Commission of the People’s Republic of China which took effect on November 1, 2024. Therefore, our PRC subsidiaries are able to conduct their business without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

Currently, none of our PRC subsidiaries is required to obtain additional licenses or permits beyond a regular business license for their operations. Each of our PRC subsidiaries is required to obtain a regular business license from the local branch of the State Administration for Market Regulation. Each of our PRC subsidiaries has obtained a valid business license for its respective business scope, and no application for any such license has been denied.

As of the date of this annual report, E-Home and its PRC subsidiaries are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”), or any other entity that is required to approve its PRC subsidiaries’ operations.

Permissions to Issue Securities to Foreign Investors

As of the date of this annual report, E-Home and its PRC subsidiaries are not required to obtain permissions from any PRC authorities to issue securities to foreign investors, nor have they received or been denied such permissions by any PRC authorities.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Strictly Cracking Down on Illegal Securities Activities,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to step up regulation over illegal securities activities and the need to strengthen oversight over overseas listings by Chinese companies. Based on existing PRC laws and regulations, as advised by our PRC counsel, Fujian Dajia Law Firm, we believe neither E-Home nor its subsidiaries are required to obtain any approval from any Chinese authority to offer and issue securities to foreign investors, and we have not received any inquiry, notice, warning, or sanction in relation to the listing and trading of the ordinary shares on Nasdaq from the CSRC, the CAC or any other Chinese authorities. However, there remains uncertainty as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. We will continue to closely monitor regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings.

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

While it is uncertain when the Administrative Provisions and the Measures will take effect or if they will take effect as proposed, we are advised by our PRC counsel, Fujian Dajia Law Firm, that based on the Chinese laws and regulations currently in effect, as of the date of this annual report, the risk that we may face penalties associated with our prior VIE structure if such structures are invalidated in the PRC in the future is minimal. Currently, there are no existing rules or regulations in China that may impose penalties on PRC entities that adopted a VIE structure, which was dissolved later. According to the Q&A held by CSRC officials for journalists thereafter, the CSRC will adhere to the principle of non-retroactive application of law and first focus on issuers conducting initial public offerings and follow-on offerings by requiring them to complete the registration procedures. Other issuers will be given a sufficient transition period. The CSRC officials also noted that the regulation system contemplated by the draft Administrative Provisions and Measures differentiates between IPOs and follow-on offerings to take into account overseas capital markets’ fast and efficient features and to reduce impacts on overseas financing activities by domestic companies. If the Administrative Provisions and the Measures are enacted in their current forms, we expect to perform necessary registration filings, through our E-Home WFOE  , with the CSRC for E-Home’s listing on the Nasdaq within the prescribed transition period.

In addition, as advised by our PRC counsel, Fujian Dajia Law Firm, none of E-Home or any of its subsidiaries is required to obtain permissions or approval from the CSRC, the CAC, or any other government agency in connection with E-Home’s offerings of securities to foreign investors or trading of the ordinary shares on Nasdaq. Neither E-Home nor any of its subsidiaries has obtained or been denied approval or clearance from either the CSRC or any other Chinese regulatory authority for any future securities offering that E-Home may make. However, there remains uncertainty inherent in relying on an opinion of our PRC counsel as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC regulatory agencies, including the CSRC or the CAC, may not reach the same conclusion as our PRC counsel.

If the CSRC, the CAC or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for any of our past offerings, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the value of our securities.

Cybersecurity Review

As advised by our PRC counsel, Fujian Dajia Law Firm, and based on their interpretation of the revised Cybersecurity Review Measures which were released for comments in July 2021 and became effective on February 15, 2022, E-Home or any of its PRC subsidiaries are not required to apply for a cybersecurity review with the CAC, because E-Home’s ordinary shares were listed on Nasdaq before the effective date of the revised Cybersecurity Review Measures on February 15, 2022 and the requirement that “online platform operators with personal information of more than 1 million users which intends to go public abroad must apply to the Cybersecurity Review Office of the CAC for a cybersecurity review” set forth in Article 7 of the revised Cybersecurity Review Measures should not be applicable to E-Home or any of its subsidiaries. Further, we do not believe that E-Home or any of its subsidiaries constitutes an online platform operator under the draft Regulations on Network Data Security, which were published for comments on November 14, 2021 by the CAC. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures, and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel.

On July 10, 2021, the Cyberspace Administration of China issued the Cybersecurity Review Measures (revised draft for public comments), which proposed to authorize the CAC to conduct a cybersecurity review on a range of activities that affect or may affect national security. The revised Cybersecurity Review Measures expand the cybersecurity review to online platform operators in possession of personal information of over one million users if the operators intend to list their securities in a foreign country. The revised Cybersecurity Review Measures took effect on February 15, 2022. Under the revised Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services, and all data processors carrying out data processing activities that affect or may affect national security. Such reviews will focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used, or exported out of China, or critical information infrastructure being affected, controlled, or maliciously used by foreign governments after a listing outside China. As advised by our PRC counsel, Fujian Dajia Law Firm, we believe that the cybersecurity review requirement under the revised Cybersecurity Review Measures for online platform operators in possession of personal information of over one million users going public in a foreign country does not apply to E-Home or any of its subsidiaries, because E-Home became a public company with shares listed in the US before such Measures became effective. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures, and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel.

In addition, on November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under legislations such as the Cybersecurity Law, Data Security Law, and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme. We believe that E-Home or any of its subsidiaries does not constitute an online platform operator under the draft Regulations on Network Data Security as proposed, which is defined as a platform that provides information publishing, social network, online transaction, online payment, and online audio/video services. Our PRC subsidiaries only access certain customers through the WeChat platform, but none of them is an online platform operator themselves, nor are any of them required to obtain an ICP license for their operations. However, in anticipation of strengthened implementation of cybersecurity laws and regulations, there can be no assurance that the Cybersecurity Review Measures will not be further amended, or other laws or regulations will not be promulgated to subject us or any of our PRC subsidiaries to the cybersecurity review or other compliance requirements. In such a case, we may face challenges in addressing such enhanced regulatory requirements.

Transfer of Cash Through Our Organization

Holding Company Structure

Our equity structure is a direct holding structure, that is, E-Home, the Cayman Islands entity listed in the U.S., controls E-Home Pingtan and Fuzhou Bangchang and other Chinese operating entities through E-Home HK. See “Item 4 Information of the Company - A. History and Development of the Company - Corporate Structure” for more details.

Cash and Other Assets Transfers Between the Holding Company and Its Subsidiaries

For the fiscal years ended June 30, 2023, 2024, and 2025, E-Home provided capital contributions of $0, $0, and $0, respectively, to our intermediate holding companies and subsidiaries. For the fiscal years ended June 30, 2023, 2024, and 2025, E-Home provided loans of $30,072,414, $6,625,136, and $76,000,000, respectively, to our intermediate holding companies and subsidiaries, and received repayments of $0, $0, and $0, respectively. For fiscal years ended June 30, 2023, 2024, and 2025, no assets other than cash were transferred between E-Home and a subsidiary of the Company, and no subsidiaries paid dividends or made other distributions to the Cayman holding company.

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

Within our direct holding structure, the cross-border transfer of funds from E-Home to its Chinese subsidiaries is permitted under the laws and regulations of the PRC currently in effect. Foreign investors’ funds for purchasing E-Home’s securities offered by E-Home in the future can be remitted to our subsidiaries in China, through E-Home HK. Specifically, E-Home is permitted to provide funding to its PRC subsidiaries in the form of shareholder loans or capital contributions, subject to the satisfaction of applicable government registration, approval, and filing requirements in China. There are no quantity limits on E-Home’s ability to make capital contributions to its PRC subsidiaries under the PRC regulations. However, the PRC subsidiaries may only procure shareholder loans from E-Home HK to the extent of the difference between their respective registered capital and total investment amount as recorded in the Chinese Foreign Investment Comprehensive Management Information System.

Dividends and Other Distributions to U.S. Investors and Tax Consequences

As of the date of this annual report, neither E-Home nor any of its subsidiaries have paid dividends or made distributions to U.S. investors. We intend to retain most, if not all, of our available funds and any future earnings for the development and growth of our business in China. We do not expect to pay dividends in the foreseeable future.

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

Restrictions on Our Ability to Transfer Cash Out of Mainland China and Hong Kong

Our PRC subsidiaries’ ability to distribute dividends is based on their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. These reserves are not distributable as cash dividends. If any of our Chinese subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to E-Home.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. Limitations on the ability of our PRC subsidiaries to make remittances to pay dividends could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our business, pay dividends to our shareholders, or otherwise fund and conduct our business.

Currently, other than complying with the applicable PRC laws and regulations, we do not have our own cash management policy and procedures that dictate how funds are transferred.

For additional information, see Risk Factors-Risks Related to Doing Business in China -The Chinese government exerts significant oversight and discretion over the conduct of our business. The Chinese government may intervene or influence our PRC subsidiaries’ operations at any time, which could result in a material adverse change in our PRC subsidiaries’ operations and in the value of our securities” and “Risk Factors-Risks Related to Doing Business in China- PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making additional capital contributions or loans to our PRC subsidiaries”.

Recent Development

March 2025 Capital Reorganization

On March 6, 2025, the Company completed a capital reorganization following approval by its shareholders at a meeting held on November 26, 2024, and subsequent confirmation by the Grand Court of the Cayman Islands on February 25, 2025. The capital reorganization included a reduction in the par value of the Company’s issued ordinary shares from US$10.00 to US$0.001 per share, a sub-division of the Company’s authorized but unissued shares, and the adoption of the Fifth Amended and Restated Memorandum and Articles of Association. As a result, the Company’s authorized share capital became US$1,000,020,000 divided into (x) 1,000,000,000,000 ordinary shares with a nominal or par value of US$0.001 each and (y) 10,000,000 preferred shares with a nominal or par value of US$0.002 each.

March 2025 Private Placement

On March 10, 2025, the Company entered into a Securities Purchase Agreement with certain purchasers identified on the signature page thereto, pursuant to which the Company agreed to sell to the purchasers in a private placement 75,000,000 ordinary shares of the Company, at a purchase price of $0.20 per share for an aggregate price of $15,000,000. The private placement closed on March 14, 2025.

March 2025 Registered Direct Offering

On March 20, 2025, the Company entered into a Securities Purchase Agreement with certain purchasers identified on the signature page thereto, pursuant to which the Company agreed to sell to the purchasers in a registered direct offering 100,000,000 ordinary shares of the Company, at a purchase price of $0.30 per share for an aggregate price of per share for an aggregate price of $30,000,000. The shares were offered by the Company pursuant to its shelf registration statement on Form F-3 (File No. 333-259464), which was declared effective by the Securities and Exchange Commission on August 17, 2022, a base prospectus dated August 17, 2022, and a prospectus supplement dated March 20, 2025. The registered direct offering closed on March 24, 2025.

May 2025 Reverse Split

On May 30, 2025, the Company effected a share consolidation of the issued and authorized ordinary shares of the Company at a ratio of 1 for 50 with a corresponding increase of par value US$0.001 each in the Company’s issued and unissued ordinary shares to par value US$0.05 each and to round up the fractions of the issued consolidated shares resulting from the share consolidation. The Company’s ordinary shares began trading on the NASDAQ Stock Market on the post-consolidation basis under the symbol "EJH" on May 30, 2025. The share consolidation was primarily effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company's ordinary shares.

August 2025 Offering

On August 8, 2025, the Company entered into a Securities Purchase Agreement with certain purchasers identified on the signature page thereto. Pursuant to the Securities Purchase Agreement, the Company agreed to sell to the Purchasers in a registered direct offering, an aggregate of 16,000,000 ordinary shares of the Company at a price of $1.10 per share, for aggregate gross proceeds to the Company of $17,600,000, before deducting offering expenses. The shares were offered by the Company pursuant to its shelf registration statement on Form F-3 (File No. 333-259464), which was declared effective by the Securities and Exchange Commission on August 17, 2022, a base prospectus dated August 17, 2022, and a prospectus supplement dated August 8, 2025. The offering closed on August 12, 2025.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our ordinary shares involves a high degree of risk, and our ordinary shares should be purchased only by persons who can afford to lose the entire amount invested. Before purchasing any of our shares, you should carefully consider the following factors relating to our business and prospects. You should pay particular attention to the fact that we conduct substantially all of our operations in China and are governed by a legal and regulatory environment that, in some respects, differs significantly from the environment that may prevail in the U.S. and other countries. If any of the following risks actually occur, our business, financial condition, or operating results will suffer, the value of our shares could decline, and you may lose all or part of your investment.

Summary of Risk Factors

Investing in our company involves significant risks. These risks include the following:

●	Performance issues or an inability to provide good customer service could adversely affect our business and harm our reputation.

●	If we fail to retain existing or attract new customers or service providers, our business, financial condition and prospects may be materially and adversely affected.

●	We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and suffer losses.

●	We may not be able to effectively manage our growth and expansion or implement our business strategies, in which case our business and results of operations may be materially and adversely affected.

●	The Chinese government exerts significant oversight and discretion over the conduct of our business. The Chinese government may intervene or influence our PRC subsidiaries’ operations at any time, which could result in a material adverse change in our PRC subsidiaries’ operations and in the value of our securities.

●	Recent statements by the Chinese government indicate an intent to exert more oversight over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder E-Home’s ability to offer or continue to offer its securities to investors.

●	The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with any offerings and certain events of the Company under the New Overseas Listing Rules, and we are currently not in compliance with such rules; we may face sanctions and penalties by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC.

●	Changes in PRC laws, rules and regulations may impact our operation.

●	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, Provisions on Strengthening the Confidentiality and Archives Administration, as well as additional laws, regulations, and guidelines that the Chinese government promulgates in the future, may entail significant expenses and could materially affect our business.

●	The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price, and reputation. Although our auditor is subject to inspection by the PCAOB, trading in E-Home’s securities may be prohibited under the HFCA Act if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist E-Home’s securities. Furthermore, a legislation entitled “Consolidated Appropriations Act, 2023” (“Consolidated Appropriations Act”) was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three.

●	The trading price of our ordinary shares has been and is likely to continue to be highly volatile, which could result in substantial losses to holders of our ordinary shares.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of your shares for return on your investment.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities.

Risks Related to Our Business and Industry

Performance issues or an inability to provide good customer service could adversely affect our business and harm our reputation.

The success of our business hinges on our ability to provide quality performance and good customer service, which in turn depends on a variety of factors. These factors include our ability to continue to offer our services at competitive prices, offer services that respond to evolving customer tastes and demands, maintain the quality of our services, provide timely and reliable delivery of our services, offer flexible payment options, and provide good customer service following the provision of our services. If our services are not delivered on time, customers may refuse to accept delivery. Any failure of our service providers to provide good customer service may negatively impact the experience of our customers, damage our reputation, and cause us to lose customers. If our customer service representatives, sales representatives, or service providers fail to provide satisfactory service, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and, in turn, cause us to lose customers and market share.

We aim to provide customers with a good customer service experience, including providing our customers with access to a full suite of services conveniently through our online platform. In addition, we seek to engage with our customers on an ongoing basis using online and offline channels. We cannot assure you that our services or our efforts to engage with our customers using both our online and offline channels will be successful, which could impact our revenue as well as our customer satisfaction, and marketing. If we are unable to provide quality performance or good customer service, our business and reputation may be materially and adversely impacted.

If we fail to retain existing or attract new customers or service providers, our business, financial condition and prospects may be materially and adversely affected.

If we fail to retain existing or attract new customers, or if we fail to retain quality existing or attract new service providers, our business, financial condition, and prospects may be materially and adversely affected. The success of our business depends on our ability to attract and retain new customers to use our online platform and pay for our services, and to offer attractive services to our customers. If we are unable to grow and maintain a healthy ecosystem of customers or service providers, our customers may find our online platform less useful than expected and may not continue to use our services. This, in turn, may affect our ability to attract new customers and convince existing customers to request future services or increase their level of spending on our services.

Our business could be adversely affected if our customers are not satisfied with the services provided by our service providers.

Our business depends on our ability to satisfy our customers, the use and functionality of our online platform, and the services that are performed by our customer service representatives and service providers. Services may be performed by our own staff, by a third party, or by a combination of the two. Our strategy is to work with third parties to increase the breadth of capability of services through extensive training programs for the delivery of these services to our customers, and third parties provide almost all of our on-site services. If customers are not satisfied with the quality of services performed by us or a third party or with the type of professional services delivered, then we could incur additional costs to address the situation, and the dissatisfaction with our services could damage our ability to expand our service offerings. We must also align our service offerings and service provider operations in order to ensure that customers’ evolving needs are met. Negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

Interruptions or delays in service from our outside service providers could impair the delivery of our services and harm our business and reputation.

We depend upon outside service providers to provide almost all of the on-site services to our customers. The occurrence of unanticipated problems with these third-party service providers could result in unanticipated interruptions in the delivery of our services. Any significant loss in our ability to communicate or any impediments to third-party service providers’ ability to provide services to our customers could result in a disruption to our business. This, in turn, could lead to substantial liability to our customers, customer dissatisfaction, loss of revenue, and a material adverse effect on our business, our operating results, and financial condition.

We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and suffer losses.

The PRC home appliance and housekeeping services industries are highly competitive, and we compete with a number of other companies that provide similar services. Our ability to compete successfully and to manage our planned growth will depend primarily upon our ability to:

●	maintain the continuity in our management and key personnel;

●	maintain our professional sales force;

●	react to competitive services, pricing pressures, and pricing promotions;

●	improve the strength of our brand, brand awareness, and reputation;

●	maintain customer satisfaction;

●	maintain the quality and speed of our service;

●	increase the productivity of our customer service personnel and service providers;

●	effectively market and sell our services;

●	expand our service provider network and referrals;

●	acquire and maintain new customers and services;

●	respond to service requests in a timely fashion;

●	expand our geographic segments and service provider network;

●	pursue selective acquisitions;

●	develop and improve our operational, financial, and management controls; and

●	develop and improve our information reporting systems and procedures.

We compete in residential and commercial services industries, focusing on home appliance installation and maintenance, home-moving, home cleaning, senior care, and smart community services, as well as sales of smart home supplementary merchandise. We compete with many other companies in the sale of our services. Many of our competitors have greater financial, technical, product development, marketing, and other resources than we do. These organizations may be better known than we are and may have more customers or users than we do. We cannot provide assurance that we will be able to compete successfully against these organizations, which may lead to lower customer satisfaction, decreased demand for our services, loss of market share, or reduction of operating profits.

We may not be able to effectively manage our growth and expansion or implement our business strategies, in which case our business and results of operations may be materially and adversely affected.

Our growth depends significantly on the growth of the Chinese economy, which has recently slowed, industry demand, and our ability to:

●	expand our service offerings and diversify our customer base;

●	source sufficient levels of service providers to meet additional or existing customer needs;

●	successfully address competition challenges;

●	hire, train, and retain a sufficient number of qualified personnel to manage growth and operations;

●	successfully maintain and develop relationships with strategic partners;

●	improve and expand our website and WeChat platform in an increasingly competitive environment;

●	drive traffic to our online platform through our planned expenditures and convert such traffic to sales efficiently and effectively;

●	respond to changes in government policies that may impose restrictions on our business, including privacy or other consumer protection laws;

●	keep up with changes in technology; and

●	successfully integrate our strategic acquisitions and investments.

Any growth and expansion, when it occurs, will place increased demands on our management, operational, and administrative resources. These increased demands and operating complexities could cause us to operate our business less effectively, which, in turn, could cause a deterioration in our financial performance and negatively impact our growth. Any planned growth will also require that we continually monitor and upgrade our management information and other systems, as well as our infrastructure.

There can be no assurance that we will be able to grow our business and achieve our goals. Even if we succeed in establishing new strategic partnerships and further expanding our geographic footprint, we cannot assure that we will achieve planned revenue or profitability levels in the time periods estimated by us, or at all. If any of these initiatives fail to achieve or are unable to sustain acceptable revenue and profitability levels, we may incur significant costs.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation, and results of operations.

We may, in the future, enter into strategic alliances with various third parties to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. In addition, to the extent the strategic partner suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties, and we may have little ability to control or monitor their actions. In addition, although we have no current acquisition plans, if we are presented with appropriate opportunities, we may acquire additional assets, products, technologies, or businesses that are complementary to our existing business, including businesses that are owned or controlled by directors, officers, shareholders, or their affiliates.

Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Furthermore, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. We may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay.

Our expansion into new services, technologies, and geographic regions may expose us to new challenges and more competitive risks.

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

We have incurred significant expenses on a variety of advertising and brand promotion initiatives designed to enhance our brand recognition and acquire new customers. We incurred $13,333,409, $21,258,915, and $22,691,231 in sales and marketing expenses in fiscal years ended June 30, 2025, 2024, and 2023, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing customers, primarily through advertising and brand promotion initiatives. We market our brand and services through multiple channels, both online and offline. Online marketing is mainly done through WeChat events. Offline services are mainly promoted by clients from communities, institutions, training agencies, and firms through peer-to-peer marketing. We also aim to deliver premium services to garner strong word-of-mouth referrals and enhance our brand recognition.

Our decisions regarding investments in customer acquisition are based upon our analysis of the revenue we have historically generated per customer over the expected lifetime value of the customer. Our analysis of the revenue that we expect a customer to generate over his or her lifetime depends upon several estimates and assumptions, including the demographic groups of the customers, whether a customer will make a second service order, whether a customer will make multiple service orders in a month, average sales per order, and the predictability of a customer’s purchase pattern. Our experience in markets or customer demographic groups in which we presently have low penetration rates may differ from our more established markets.

Our brand promotion and marketing activities may not be as effective as we anticipate. If our estimates and assumptions regarding the revenue we can generate from customers prove incorrect, or if the revenue generated from new customers differs significantly from that of existing customers, we may be unable to recover our customer acquisition costs or generate profits from our investment in acquiring new customers. Moreover, if our customer acquisition costs or other operating costs increase, the return on our investment may be lower than we anticipate, irrespective of the revenue generated from new customers. If we cannot generate profits from this investment, we may need to alter our growth strategy, and our growth rate and results of operations may be harmed. In addition, marketing approaches and tools in the household services market in China are evolving, which requires us to keep pace with industry developments and changing preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenue to decline, and negatively impact our profitability, if any.

If our senior management is unable to work together effectively or efficiently, or if we lose their services, our business may be severely disrupted.

Our success heavily depends upon the continued services of our senior management. In particular, we rely on the expertise and experience of Wenshan Xie, our Chairman and Chief Executive Officer, Chunsheng Zhu, our Chief Financial Officer and a director, as well as other officers. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition, and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, service providers, know-how, and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China, or we may be unable to enforce them at all.

In addition, while we formulate the overall business strategy at our headquarters, we also give latitude to our subsidiaries to manage the daily operations. We cannot assure you that communications between the senior management team and the local management teams will always be effective, or that the executions at the local levels will always have the results that the senior management team expects.

Non-payment by our end customers or service providers could adversely affect our revenues and profitability if we experience difficulties in collecting our receivables.

As a provider of home appliance services, senior care services, and housekeeping services, we depend upon the services provided by service providers to end customers and the collection of receivables from these customers. When our end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. After the service is rendered, our service provider will facilitate the collection of any unpaid balance of the service fee from the end customer. Our customers are normally asked to pay such a balance through WeChat Pay or Alipay to our accounts so that we receive the payments immediately. If the customer does not have a WeChat or Alipay account, our service providers will accept cash payments from them. The service providers will then have thirty days to wire the payments to the bank accounts designated by us according to the agreement that we entered into with them. If the end customer refuses to pay, we will communicate directly with the end customer. Depending on the reasons for non-payment, we may either request the service provider to fix the service problems or request the end customer to pay. If the end user continues to fail to pay after a satisfactory service is provided and the service provider is unable to collect payment from the end customer, the service provider has no obligation to pay us, nor are we obligated to pay the service provider. We are also at risk in the event that the service provider collects cash from the end customers and does not remit it to us. We will treat the failure of payment by the end customer as a bad debt. While we have not experienced collection problems from end customers or service providers in the past, we may incur significant write-offs if a significant number of our end customers fail to pay their outstanding balances or our service providers fail to remit the cash to us, which could adversely affect our revenues and profitability.

Any change, disruption, or discontinuity in the features and functions of our online platform, including our failure to enhance and upgrade when needed, can be disruptive and may negatively impact our revenue.

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We may have limited access to alternative networks or services in the event of disruptions, failures, or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with increasing traffic. We cannot assure you that our cloud computing service provider and the underlying internet infrastructure, and the fixed telecommunications networks in China will be able to support the demand associated with the continued growth in internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers, which, in turn, may affect our costs of using customized cloud computing services. If the prices we pay for customized cloud computing services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We are subject to cybersecurity risks and may incur increasing costs in an effort to minimize those risks and to respond to cyber incidents.

Our online platforms are dependent on the secure operation of websites and systems, as well as the operation of the internet generally. Our business involves the storage of customers’ proprietary information, and security breaches could expose us to a risk of loss or misuse of this information, litigation, and potential liability. A number of large internet companies have suffered security breaches, some of which have involved intentional ransomware attacks. From time to time, we and many other internet businesses may also be subject to denial of service attacks wherein attackers attempt to block customers’ access to our website with ransomware. If we are unable to avert a denial of service attack for any significant period, we could sustain substantial loss from payment of a ransom fee, lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyberattacks.

Cyberattacks may target us, our customers, our suppliers, banks, payment processors, e-commerce in general, or the communication infrastructure on which we depend. If an actual or perceived attack or breach of our security occurs, customer and/or supplier perception of the effectiveness of our security measures could be harmed, and we could lose customers, vendors, or both. Actual or anticipated attacks and risks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. A person who is able to circumvent our security measures might be able to misappropriate our or our customers’ proprietary information, cause interruption in our operations, damage our computers or those of our customers, or otherwise damage our reputation and business. Any compromise of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, and a loss of confidence in our security measures, which could harm our business.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark and trade secret laws and confidentiality, invention assignment, and non-compete agreements with our employees and others to protect our proprietary rights. Any unauthorized use of our trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks, and other intellectual property rights, we may lose these rights, and our business may suffer materially. As internet domain name rights are not rigorously regulated or enforced in China, other companies may incorporate in their domain names elements similar in writing or pronunciation to our company name or its Chinese equivalents. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business.

Any disruption in our information systems could disrupt our future operations and could adversely impact our business and results of operations.

We depend on various information systems to support our customers’ service orders and to successfully manage our business, including managing orders, accounting controls, and payroll, among other things. Any inability to successfully manage the procurement, development, implementation, or execution of our information systems and back-up systems, including matters related to system security, reliability, performance, and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms such as WeChat Pay. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be susceptible to fraud and other illegal activities in connection with the various payment methods we offer. We are also subject to various rules, regulations, and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept credit and debit card payments from our customers, or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.

We may need additional capital, and the sale of other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt service obligations.

We believe that our current cash and cash equivalents and anticipated cash flow from operations should be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions that we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to issue additional shares or debt securities or to obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Our ability to obtain additional financing will be subject to a number of factors, including general market conditions, government approvals, investor acceptance of our plan of operations, and results from our business operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

In recent years, the Chinese economy has experienced inflationary and labor cost increases. Average wages are projected to continue to increase. Further, under PRC law, we are required to pay various statutory employee benefits, including basic pension insurance, housing fund, basic medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines, and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass such increased labor costs on to our customers by increasing the fees of our products and services, our financial condition and results of operations may be adversely affected.

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

We have material weaknesses in our internal control over financial reporting. If any material weakness persists or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

In connection with the preparation of the financial statements included in this annual report on Form 20-F for the year ended June 30, 2025, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2025 and determined that they were not effective due to certain material weaknesses as described in Part II. Item 15. “Controls and Procedures” of this annual report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

There can be no assurance that any of our efforts we are implementing, or our internal control over financial reporting generally, will remediate any material weakness or avoid future weaknesses or deficiencies. Any failure to remediate the material weakness and any future weaknesses or deficiencies, or any failure to implement required new or improved controls or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we are unable to remediate its material weaknesses, our management may not be able to conclude that its disclosure controls and procedures or internal control over financial reporting are effective, which could result in investors losing confidence in its reported financial information and may lead to a decline in the stock price.

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

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of SOX 404 and the other rules and regulations of the SEC. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Recently enacted economic substance legislation of the Cayman Islands may adversely impact our company or its operations.

Pursuant to The International Tax Co-operation (Economic Substance) Act (As Revised) (the “ES Act”), entities incorporated, formed, or registered in the Cayman Islands must report their activities on an annual basis to the Cayman Islands tax authorities, and those entities that are carrying on certain relevant activities, as defined in the ES Act, must have adequate substance in the Cayman Islands. The ES Act was effective January 1, 2019 and applies in respect of financial years commencing in 2019 and onwards. It is not anticipated that we will be subject to any requirements under the ES Act other than the annual notification and reporting requirements, as we believe we are out of scope of the ES Act on the basis that we are tax resident outside the Cayman Islands. However, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise long-term impact of these legislative changes on our company.

Risks Related to Doing Business in China

The Chinese government exerts significant oversight and discretion over the conduct of our business. The Chinese government may intervene or influence our PRC subsidiaries’ operations at any time, which could result in a material adverse change in our PRC subsidiaries’ operations and in the value of our securities.

Substantially all of our operations are conducted in the PRC by our PRC subsidiaries, and all of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political, and legal developments in the PRC.

Economies among countries worldwide differ. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. Our financial condition and results of operations, and the value of our securities, could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of mainland China and Hong Kong and may adversely affect our business, financial condition, and results of operations.

Recent statements by the Chinese government indicate an intent to exert more oversight over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder E-Home’s ability to offer or continue to offer its securities to investors.

The Chinese government recently has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us, such as the New Overseas Listing Rules. Any such action could significantly limit or completely hinder E-Home’s ability to offer or continue to offer its securities to investors.

As substantially all of our operations are based in China, any future Chinese, U.S., or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. If relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China, as well as the value of our securities may also be adversely affected.

The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with any offerings and certain events of the Company under the New Overseas Listing Rules, and we are currently not in compliance with this rule; we may face sanctions and penalties by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC.

On February 17, 2023, the CSRC released the New Overseas Listing Rules, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 are considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statements or misleading information or material omissions, which may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. Our PRC counsel has advised us, based on their understanding of the current PRC laws, rules, and regulations relating to the CSRC’s filing requirements, that we shall carry out filing procedures as required when we conduct any overseas offerings or fall within other circumstances that require filing with the CSRC. The Company has not completed the filings with CSRC for its previous offerings since the effectiveness of the New Overseas Listing Rules, and has not complied with the filing requirements of the rules, which would subject the Company to fines and other penalties for violation of the New Overseas Listing Rules. Given the current PRC regulatory environment, it is uncertain when and whether we and our PRC subsidiaries will be required to obtain other permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even if and when such permissions or approvals are obtained, whether they will be denied or rescinded. If we or any of our PRC subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

Changes in PRC laws, rules, and regulations may impact our operation.

E-Home is not a Chinese operating company but rather a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, E-Home conducts its business through its Chinese operating subsidiaries, in particular, E-Home Pingtan, Fuzhou Bangchang, and Fujian Chuangying Business Science and Technology Co., Ltd., and their respective Chinese subsidiaries. As a result, substantially all of our operations are conducted in the PRC and are governed by PRC laws, rules, and regulations.

The PRC government has announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow, and administration of classified information, as well as amendments to relevant regulations to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;

●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and

●	extraterritorial application of China’s securities laws.

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

On February 17, 2023, the CSRC released New Overseas Listing Rules with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 are considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statements or misleading information or material omissions, which may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection, and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. As of the date of this annual report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange, other than the filing requirement with CSRC under the New Overseas Listing Rules. The Company has not completed the filings with CSRC for its previous offerings since the effectiveness of the New Overseas Listing Rules, and has not complied with the requirements of the rules, which would subject the Company to fines and other penalties for violation of the New Overseas Listing Rules.

On September 24, 2024, the State Council published the Regulation on Network Data Security Management. and became effective on January 1, 2025. On December 28, 2021, Cybersecurity Review Measures were published by the Cyberspace Administration of China (the “CAC”), National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce of the PRC (the “MOFCOM”), People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that critical information infrastructure operators that purchase internet products and services and data processing operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. Cybersecurity Review Measures also require cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine that certain network products, services, or data processing activities of such company affect or may affect national security. Furthermore, we shall complete the relevant filing procedures within 3 business days with the CSRC before the completion of this new offering. If we fail to complete such filing procedures for this new offering, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on us, restrictions on or delays to our financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

Our subsidiaries in China provide home appliance services and housekeeping services, and their business activities do not affect national security, and they don’t have documents and materials which may adversely affect national security or public interests. However, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook, may impact our ability to accept foreign investments, offer our securities to investors, or continue to list on a U.S. or other foreign exchange, and could impact our ability to conduct our business.

In addition, our holding company structure involves unique risks to investors, and you may never directly hold equity interests in our Chinese operating entities. Although we believe our operating structure is legal and permissible under the Chinese law and regulations currently in effect, Chinese regulatory authorities could take a different position on the interpretation and enforcement of laws and regulations and disallow our operating structure, which would likely result in a material adverse change in our operations and/or the value of E-Home’s securities, including that it could cause the value of such securities to significantly decline or become worthless.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, Provisions on Strengthening the Confidentiality and Archives Administration, as well as additional laws, regulations, and guidelines that the Chinese government promulgates in the future, may entail significant expenses and could materially affect our business.

Regulatory authorities in China have implemented and are considering further legislative and regulatory proposals concerning data protection. China’s Data Security Law went into effect on September 1, 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. The Data Security Law sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification orders, warnings, fines of up to RMB5million, suspension of relevant business, and revocation of business permits or licenses.

In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services that do or may affect national security. Any failure or delay in the completion of the cybersecurity review procedures may prevent the critical information infrastructure operator from using or providing certain network products and services and may result in fines of up to ten times the purchase price of such network products and services. The PRC government recently launched cybersecurity reviews against a number of mobile apps operated by several U.S.-listed Chinese companies and prohibited these apps from registering new users during the review periods. We do not believe that we constitute a critical information infrastructure operator under the Cybersecurity Review Measures that took effect in June 2020.

The PRC National Security Law covers various types of national security, including technology security and information security. The Cybersecurity Review Measures that took effect on February 15, 2022, revised the Cybersecurity Review Measures, expanding the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Under the revised Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, such reviews would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used, or exported out of China, or critical information infrastructure being affected, controlled, or maliciously used by foreign governments after such a listing. An operator that violates these measures shall be dealt with in accordance with the provisions of the PRC Cybersecurity Law and the PRC Data Security Law. As advised by our PRC counsel, Fujian Dajia Law Firm, we believe that the cybersecurity review requirement under the revised Cybersecurity Review Measures for online platform operators in possession of personal information of over one million users going public in a foreign country does not apply to us or any of our PRC subsidiaries, because we became a public company with shares listed on Nasdaq before such Measures went into effect on February 15, 2022. However, there remains uncertainty as to the interpretation and implementation of the revised Cybersecurity Review Measures, and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel.

On September 24, 2024, the State Council published the Regulation on Network Data Security Management. and became effective on January 1, 2025. Pursuant to such regulations, network data processors conducting network data processing activities that may affect or potentially affect national security shall conduct national security reviews in accordance with national regulations. We believe that E-Home or any of its subsidiaries does not constitute an online platform operator under the Regulations on Network Data Security as proposed, which is defined as a platform that provides information publishing, social network, online transaction, online payment, and online audio/video services. Our PRC subsidiaries only access certain customers through the WeChat platform, but none of them is an online platform operator themselves, nor are any of them required to obtain an ICP license for their operations.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which will become effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities that process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year, and may also be ordered to suspend any related activity by competent authorities. We have access to certain information about our customers in providing services and may be required to further adjust our business practices to comply with new regulatory requirements.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection, and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. Our subsidiaries in China provide home appliance services and housekeeping services, and their business activities do not affect national security and they don’t have documents and materials that may adversely affect national security or public interests.

Interpretation, application, and enforcement of these laws, rules, and regulations evolve from time to time, and their scope may continually change through new legislation, amendments to existing legislation, or changes in enforcement. Compliance with the PRC Cybersecurity Law and the PRC Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations, or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our practices or service offerings could fail to meet all of the requirements imposed on us by the PRC Cybersecurity Law, the PRC Data Security Law, and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in any offerings of our securities in the U.S. market.

The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price, and reputation. Although our auditor is subject to inspection by the PCAOB, trading in E-Home’s securities may be prohibited under the HFCA Act if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist E-Home’s securities. Furthermore, a legislation entitled “Consolidated Appropriations Act, 2023” (“Consolidated Appropriations Act”) was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto, and, in many cases, allegations of fraud.

In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on the PCAOB determination list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S.-listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE and Nasdaq, or in U.S. over-the-counter markets. On December 29, 2022, the Consolidated Appropriations Act was signed into law, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrants are required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

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

Accordingly, if E-Home is determined by the SEC to be an SEC-identified issuer, we will incur additional costs in complying with the submission and disclosure requirements in the annual report for each year in which E-Home is identified. In the event that E-Home is deemed to have had two consecutive “non-inspection” years by the PCAOB, its securities will be prohibited from trading on any national securities exchange or over-the-counter markets in the United States.

The lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China and Hong Kong that are subject to the PCAOB inspections.

As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor, Enrome LLP, is not headquartered in mainland China or Hong Kong and was not identified in the report as a firm subject to the PCAOB’s determination on December 16, 2021, which was vacated on December 15, 2022. Enrome LLP is subject to inspection by the PCAOB, and the audit work papers of E-Home, including those of its Chinese subsidiaries, are available for the PCAOB’s inspection.

Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price of our securities.

Substantial uncertainties with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon our business in the PRC and, accordingly, on the results of our operations and financial condition.

Our entity that offers securities under this prospectus is not a Chinese operating company but a holding company incorporated under the laws of the Cayman Islands. We conduct a substantial majority of our operations through our operating entities established in the People’s Republic of China. Additionally, we are subject to certain legal and operational risks associated with our PRC subsidiaries’ operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our PRC subsidiaries’ operations, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, and the potential impact of such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

Risks Related to Our Ordinary Shares

The trading price of our ordinary shares has been and is likely to continue to be highly volatile, which could result in substantial losses to holders of our ordinary shares.

The trading price of our ordinary shares has been and is likely to continue to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices, or the underperformance or deteriorating financial results of other listed companies based in China. The trading performances of other Chinese companies’ securities may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ordinary shares.

In addition to the above factors, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	announcements of studies and reports relating to the quality of our services or those of our competitors;

●	changes in the economic performance or market valuations of similar service providers;

●	actual or anticipated fluctuations in our quarterly or semi-annual results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the market for our services;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares; and

●	sales or perceived potential sales of additional ordinary shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

Our ordinary shares may be delisted from the NASDAQ Stock Market (“NASDAQ”).

Since September 2022, the Company has effected five share consolidations with a cumulative ratio of ten thousand shares to one, and the most recent share consolidation was effected in September 2024. Pursuant to the Nasdaq Rule of Excessive Reverse Stock Splits, if the Company’s ordinary shares fail to meet the continued listing requirement for minimum bid price for $1 for 30 consecutive business days, the Company will not be eligible for any compliance period specified in Rule 5810 and the Listing Qualifications Department will issue a Staff Delisting Determination under Rule 5810 with respect to the ordinary shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of your shares for return on your investment.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your shares. You may not realize a return on your investment, and you may even lose your entire investment.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States, and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China, or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are, to a large extent, governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (as revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders. See “Item 10. Additional Information - B. Memorandum and Articles of Association - Description of Share Capital-Differences in Corporate Law.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities, and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As an exempted company incorporated in the Cayman Islands and listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we follow our home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”) by relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). Rule 5620(a) of the Rules requires that the Company to hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(c) of the Rules requires shareholder approval for share incentive plans; and Rule 5635(d) of the Rules requires shareholder approval for the issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a), Rule 5635(c), and Rule 5635(d). We will continue to comply with other corporate governance requirements of the Nasdaq Listing Rules. However, we may consider following the home country practice in lieu of additional requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future, which may afford less protection to investors.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties, and certain gains. Cash is a passive asset for these purposes.

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

If we were a PFIC for any taxable year during which a U.S. investor holds ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information-E. Taxation - United States Federal Income Taxation - Passive Foreign Investment Company Rules.”

General Risk Factors

Any damage to our reputation or our brand or failure to enhance our brand recognition may materially and adversely affect our business, financial condition, and results of operations.

Developing, maintaining, and expanding our reputation and brand with customers, service providers, and others is critical to our success. Our brand may suffer if our marketing plans or goals are unsuccessful. The importance of our brand and demand for our services may decrease if competitors offer services with benefits similar to or as effective as our services and at lower costs to customers. Although we maintain procedures to ensure the quality of our services, we may be unable to detect or prevent customer service issues that arise at the time our services are being provided to customers. If any of our service providers cause injury to property or persons, we may incur material expenses for damages, and may also be subject to liability claims, which could damage our reputation and brand substantially.

If we are unable to attract, recruit, train, develop, and retain qualified personnel or a sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay, halt, or reduce the sales of our services. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in our development, loss of customers and sales, and diversion of management resources, which could adversely affect operating results. Our present and future employees or independent contractors may be employed by third parties and may have commitments under contracts with third parties that may limit their availability to us.

If we are not able to develop enhancements and new features for our existing services or acceptable new services that keep pace with technological developments, our business will be harmed.

If we are unable to develop enhancements to and new features for our existing services or acceptable new services that keep pace with rapid technological developments, our business will be harmed. The success of enhancements, new features, and services depends on several factors, including the timely completion, introduction, and market acceptance of the feature. Failure in this regard may significantly impair our revenue growth. In addition, because our services are designed to be accessible on a variety of network hardware and software platforms using a standard browser, we will need to continuously modify and enhance our services to keep pace with changes in internet-related hardware, software, communication, browser, and database technologies. We may not be successful in either developing these modifications and enhancements or in timely bringing them to market. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our service to operate effectively with future network platforms and technologies could reduce the demand for our services, result in customer dissatisfaction, and harm our business.

Assertions by third parties of infringement, misappropriation, or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

In recent years, there has been significant litigation involving intellectual property rights in many industries. Any infringement, misappropriation, or related claims, whether or not meritorious, are time-consuming, divert technical and management personnel, and are costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing our services, or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. Any of these events could result in increases in operating expenses, limit our service offerings, or result in a loss of business.

A cybersecurity incident could have a negative impact on our business and the results of our operations.

A cyber-attack may bypass the security for our IT systems, causing a security breach and leading to a material disruption of our systems and/or the loss of business information and/or sales. Such a cyber-attack could result in any of the following:

●	theft, destruction, loss, misappropriation, or release of confidential data or intellectual property;

●	operational or business delays resulting from the disruption of IT systems and subsequent clean-up and mitigation activities;

●	negative publicity resulting in reputation or brand damage with our customers, partners, or industry peers; and

●	loss of sales.

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

On May 14, 2021, our ordinary shares commenced trading on the Nasdaq Capital Market under the symbol “EJH.” On May 18, 2021, the Company completed the closing of its initial public offering of 5,575,556 ordinary shares at a public offering price of $4.50 per ordinary share, including 20,000 ordinary shares issued upon the partial exercise of the over-allotment option by Joseph Stone Capital, LLC, which acted as the representative of underwriters for the initial public offering. The offering was conducted on a firm commitment basis.

On October 18, 2021, E-Home WFOE entered into an equity transfer agreement with each of E-Home Pingtan and Fuzhou Bangchang and their respective shareholders, pursuant to which E-Home WFOE exercised the options to acquire all of the equity interests in each of E-Home Pingtan and Fuzhou Bangchang from their respective shareholders. Upon the registration of the equity transfers with the local governmental authorities as of October 27, 2021, the equity transfers were closed, the company’s VIE structure was dissolved, and each of E-Home Pingtan and Fuzhou Bangchang became a wholly owned indirect subsidiary of the Company.

On June 14, 2022 and July 8, 2022, the Company and its wholly owned subsidiary, E-Home Hong Kong, entered into an equity transfer agreement with Zhongrun, a limited liability company established in China, and Ms. Ling Chen, the sole shareholder of Zhongrun, pursuant to which Ms. Chen agreed to transfer 55% and 20% of the equity interests in Zhongrun to E-Home Hong Kong. On July 30, 2022, the Company’s board of directors approved to acquisition of 100% of the equity interests of Chuangying and its subsidiaries from Lin Jianying.

During the year ended June 30, 2025, the Company disposed our 75% equity interest in Zhongrun for total consideration of RMB 1,087,500 (approximately $151,285). The transaction was completed on November 30, 2024, upon which Zhongrun ceased to be a subsidiary of us and was deconsolidated from our consolidated financial statements.

Such transactions mentioned above allowed E-Home WFOE to have control over E-Home Pingtan, Fuzhou Bangchang, Zhongrun, and Chuangying and their subsidiaries, based upon which we consolidated E-Home Pingtan, Fuzhou Bangchang, Zhongrun, and Chuangying and their subsidiaries into our financial statements for the fiscal year ended June 30, 2025.

E-Home Pingtan is a holding company of the following subsidiaries: (i) 100% of the equity interests of Fuzhou Yongheng Xin Electric Co., Ltd., a limited liability company established under the laws of the PRC on October 12, 2004; (ii) 100% of the equity interests of Fujian Happy Yijia Family Service Co., Ltd., a limited liability company established under the laws of the PRC on January 19, 2015; and (iii) 100% of the equity interests of Danyang Fumao Health Development Co., Ltd., a limited liability company established under the laws of the PRC on June 23, 2021. E-Home Pingtan also holds 20% of the equity interests of Fuzhou Fumao Health Science and Technology Co., Ltd. (“Fuzhou Fumao”), previously named Fuzhou Yiyanbao Information Technology Co., Ltd., a limited liability company established under the laws of the PRC on August 12, 2016. E-Home Pingtan reduced its shareholding in Fuzhou Fumao from 67% to 20% as of September 15, 2021 by completing the registration of the transfer of 47% equity interests in Fuzhou Fumao to certain individuals with local governmental authorities. On December 23, 2022, E-Home Pingtan transferred its remaining shareholding in Fuzhou Fumao to an unrelated third party.

Corporate Structure

All of our business operations are conducted through our Chinese subsidiaries. The chart below presents our current corporate structure:

B. Business Overview

General

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e 家快服” (“E-Home”), across 21 provinces in China. Currently, these services primarily include home appliance services, housekeeping services, and senior care services. For our home appliance services, we partner with individuals and service stores that provide technicians to deliver the on-site services. We have partnerships with more than 1,700 individuals and service stores providing these services in China. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We currently have more than 2,800 cleaners providing our housekeeping or care services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base and provides professional and reliable one-stop household services to our customers.

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services. In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair, and maintenance of home appliances to delivery, installation, repair, and maintenance of home appliances, home-moving, and house cleaning. In addition, we have launched and are actively promoting our senior care services. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise. We currently have approximately 527 employees to support our operations.

The focus of our integrated household services will be adjusted based on different seasons and different locations. Most of our home appliance services are conducted in Shandong, Henan, and Hunan provinces, while our housekeeping and care services are mainly conducted in Fujian, Shandong, and Guangxi provinces. We received over 1,087,093 and 1,176,394 service orders in the fiscal years ended June 30, 2024 and 2025, respectively. We believe that all services ordered were successfully delivered.

We operate our business mainly by receiving orders online and providing the services offline. Our online platform includes our website and WeChat platform. Customers order services and complete payments online. After our system automatically matches an order to the corresponding service provider, the service provider receives the order and arranges for a technician/cleaner to deliver the on-site service. We are committed to raising our service quality and improving the efficiency of our platform operation, which would ultimately improve the customer experience. After the services are delivered, customers can upload their evaluations on the platform, and our customer service team will follow up with customers and get their feedback.

We market our brand and services through multiple channels, both online and offline. Online marketing is mainly done through WeChat events. Offline services are mainly promoted by clients from communities, institutions, training agencies, and firms through peer-to-peer marketing. We also aim to deliver premium services to garner strong word-of-mouth referrals and enhance our brand recognition. The number of our registered members increased to more than 5.72 million for the year ended June 30, 2025 from 5.26 million for the year ended June 30, 2024 and approximately 4.45 million for the year ended June 30, 2023. Registered members are those customers who followed our WeChat official account and provided their profiles, including their phone numbers or WeChat User IDs. Most of the orders for our services are placed from our registered members; therefore, we believe that the number of registered members is a key metric for our operations.

We have invested heavily in expanding and upgrading our business. In 2017, we acquired 67% of Fujian Happy Yijia Family Service Co., Ltd. and 100% of Fuzhou Yongheng Xin Electric Co., Ltd. to support the expansion of our integrated household services and the training of our service providers. In 2021, we entered into equity transfer agreements to acquire 33% of Fujian Happy Yijia Family Service Co., Ltd. (67% of which was previously owned by us). On June 14, 2022 and July 8, 2022, we and our wholly owned subsidiary, E-Home Hong Kong, entered into an equity transfer agreement with Zhongrun, a limited liability company established in China, and Ms. Ling Chen, the sole shareholder of Zhongrun, pursuant to which Ms. Chen agreed to transfer 55% and 20% of the equity interests in Zhongrun to E-Home Hong Kong. On July 30, 2022, our board of directors approved to acquire 100% of the equity interests of Chuangying and its subsidiaries from Lin Jianying. As of the date of this report, the above acquisitions have been closed.

During the year ended June 30, 2025, we disposed our 75% equity interest in Zhongrun for total consideration of RMB 1,087,500 (approximately $151,285). The transaction was completed on November 30, 2024, upon which Zhongrun ceased to be a subsidiary of us and was deconsolidated from our consolidated financial statements.

Our overall revenue from continuing operations for the year ended June 30, 2025 decreased to approximately $49.40 million from approximately $50.47 million (reclassified) for the year ended June 30, 2024, representing a slight decrease of approximately $1.06 million, or 2.11%. Our net loss from continuing operations decreased to approximately $5.91 million from $19.14 million (reclassified) for the year ended June 30, 2024, representing a decrease in net loss of approximately $13.23 million, or 69.13%. We also recognized gain on disposal of the discontinued sales of pharmaceutical products operation, net of tax, of $2,827,017 for the year ended June 30, 2025.

Due to the weak economy and consumer spending in China, our overall revenue for the year ended June 30, 2024 decreased to approximately $50.47 million (reclassified) from approximately $65.95 million (reclassified) for the year ended June 30, 2023, representing a decrease of approximately 23.48%, and our net loss decreased to approximately $19.47 million from $36.24 million for the year ended June 30, 2023, representing a decrease in net loss of approximately 46.28%.

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

Installation and Maintenance

We respond to service requests from homeowners who require assistance with technical home appliance installation and repair issues. We help customers protect and maintain their home systems and appliances from unplanned breakdowns of essential home systems and appliances, which are typically expensive. We provide customers with efficient and convenient home appliance services such as installation, repair, maintenance, and other after-sales services. Our service providers are primarily located in rural-urban fringe areas of 21 provinces in China, and Shandong, Henan, and Hunan provinces are the three provinces that have the most service providers.

Our home appliance services cover all the main types of home appliances, including traditional home appliances such as refrigerators, stoves, air conditioners, water heaters, and washing machines. The services are provided all year long, but we focus on different kinds of home appliances during different times of the year. January to March is the busy season for hoods, gas stoves, and water heaters; April to August is the busy season for refrigerators and air conditioners; and September to December is the busy season for televisions and washing machines.

Customers can place an order on our website or WeChat platform and fill in the detailed information, including the address to be served, phone number, contact person, appointment service time, and service items. After verifying the validity of this order, the service fee, and the payment method, our obligation to provide the service is determined. Our customer service center will allocate the order to the corresponding service provider, pass the service information to that service provider, and the service provider will send a technician to provide on-site services based on the order information according to our instructions. Technicians are required to deliver the service on time and efficiently in accordance with our service guidelines and respond on our platform after completion of the order. After the services are delivered, customers can upload their evaluations on the platform, and our customer service team will follow up with customers and get their feedback. The customer service center will close the order according to the customer’s evaluation and the technician’s response. If the customer has already identified the reason for the malfunction of the home appliance that needs to be repaired, the charge for this order could be paid in full online directly after the order’s placement, but if the reason could not be identified, an upfront visit fee would be charged, and after our technician identifies the problem, the customer can fill the price difference online, or make a money-transfer by mobile phone or bank.

Our customers are normally asked to pay the unpaid balance through WeChat Pay or Alipay to our accounts so that we receive the payments immediately. If the customer does not have a WeChat or Alipay account, our service providers will accept cash payments from them, and the service providers have thirty days to wire the payments to the bank accounts designated by us according to the agreement that we entered into with them. If the customer refuses to pay, we will communicate with the customer directly. Depending on the reasons for nonpayment, we may either request the service provider to fix the service problems or request the customer to pay. If the customer continues to fail to pay after a satisfactory service is provided and the service provider is unable to collect from the customer, the service provider has no obligation to pay us, nor are we obligated to pay the service provider. Our agreements with the service providers do not have a provision requiring the service providers to pay us or requiring us to pay the service providers in this situation. For accounting purposes, we will treat the failure of payment by the customer as a bad debt. Historically, we have not experienced collection problems from customers.

We aim to provide the best service experience to customers. If a customer complains about the quality of the work, we evaluate the complaint and, if valid, arrange for additional service or make a full refund, including the upfront fee. Our customers normally pay us directly by using WeChat or Alipay immediately after the completion of ordered services.

As part of our installation and maintenance services, we also sell accessories when they need to be replaced during the provision of our home appliance services. The main types of accessories that we sell are control panels, electric boards, condensers, and compressors. Prices for these accessories range from RMB400 to RMB700 (approximately from $55.36 to $96.88). However, the price of some accessories, such as TV screens, could be much higher-up to RMB1,600 (approximately $221.43).

We purchase accessories from suppliers through unified purchasing channels, and the suppliers will distribute the accessories directly to our service providers. Service providers provide price information on the accessories before they provide relevant services to end customers.

We enter into a cooperation agreement with each of the individual service providers and service stores that provide our installation and maintenance services. Under our standard cooperation agreement, we agree to recommend customers to the service provider and assist it in conducting its business, and the service provider agrees to provide the services. The term of our standard cooperation agreement is for five years and may be terminated by either party if (i) such party’s business is suspended by governmental authorities; (ii) the parties have material disputes in the course of operation and fail to settle through friendly consultation; or (iii) the parties fail to reach a renewal agreement before the contract expires. In addition, the service provider may terminate the cooperation agreement if our company is facing serious business operation difficulties, or committed fraud against customers and other serious illegal activities, and we may terminate the cooperation agreement if the service provider is facing serious operation difficulties, or committed fraud against customers, misappropriation of customer funds, or other serious illegal activities, or the internal management of the service provider has material issues that may have a material adverse impact on its ordinary course of business. Our standard cooperation agreement also contains a customary confidentiality provision. We have partnerships with more than 1,700 individuals and service stores in China. We normally receive approximately 35% of the fees for the services, and the service provider receives approximately 65% of the fees, although terms will vary.

We are actively developing new business lines to diversify our revenue sources. In February 2019, we launched a home appliance service package for customers, whereby the customer pays a flat annual fee for the package, and we provide a warranty for a certain number of customers’ home appliances.

In addition, from time to time, we enter into appliance installation and maintenance and cleaning services cooperation agreements with various companies, which, pursuant to the agreements, outsource their businesses of appliance installation and maintenance and cleaning services to us. Such agreements typically have a term of three years and require us to pay a certain amount of security deposits to ensure that we will provide the required services according to the agreements. The deposits will be returned to us after the expiration of the agreements.

Revenue from installation and maintenance services increased by $2,344,152, or 7.87%, to $32,117,882 for the year ended June 30, 2025 from $29,773,730 for the year ended June 30, 2024. Revenue from installation and maintenance services accounted for 65.01% of our total revenue for the year ended June 30, 2025 as compared to 59.00% for the year ended June 30, 2024. The increase in revenue from installation and maintenance services was primarily due to the continued recovery and expansion of our business activities in the post-pandemic period, along with stronger market demand for installation and maintenance projects. The steady growth in the number of registered users on our service platform led to increased customer inquiries and service orders, contributing to the overall revenue growth during the year.

Housekeeping

In January 2018, we began providing housekeeping services, which include housecleaning and maternity matron. Our current standard charge for housecleaning services is about RMB 50 (approximately $6.92) per hour. The minimum order for housecleaning services is four hours. During our fiscal years ended June 30, 2025, 2024, and 2023, we served approximately 1,045,400, 957,200, and 856,500 customers, respectively.

Customers can place an order through our WeChat platform and pay a service fee for housecleaning services. Approximately 90% of our customers are urban residents, particularly white-collar workers. We currently have more than 2,800 cleaners providing our housekeeping services. In most cases, the same cleaner will be assigned to the same customer so that they can build trust and long-term relationships with their customers to provide better-quality services of better quality. We highly value the standard of our housekeeping service, and we constantly improve the service quality by building up our training system and regularly training our service providers.

We enter into housekeeping service agreements with each of our service providers. Under our standard housekeeping service agreement, the service provider is assigned certain customers and agrees to provide the services for that customer in accordance with our rules and procedures. As compensation, we are paying the service provider monthly at an hourly rate of RMB 42 (approximately $5.80) per hour. A service provider typically works for about 120 hours per month. These service providers are considered independent contractors and not employees, so we are not required to obtain labor, medical, or other insurance for the service providers. We provide the service providers with access to our ordering platforms. The service providers are not permitted to accept cash from customers. All payments by customers must be made through our platforms. We also provide the service providers with necessary training. After orders are completed, we obtain customer feedback and work with the service providers to address any issues. Our standard housekeeping service agreement is for a term of one (1) year and may be terminated by either party for cause. The agreement may also be terminated by us if the customer accepts customer payments directly any other material breach of the agreement.

Additionally, the company has transitioned in recent years to provide commercial cleaning services. It has secured contracts for cleaning projects at several high-speed rail stations, Grade A office buildings, primary and secondary schools, and public venues across Fujian province.

Revenue from housekeeping services amounted to $15,861,366 for the year ended June 30, 2025, representing a slight increase of $451,442, or 2.93%, from $15,409,924 for the year ended June 30, 2024. Revenue from housekeeping services accounted for 32.11% of our total revenue for the year ended June 30, 2025 as compared to 30.54% for the year ended June 30, 2024. The slight increase in revenue from housekeeping services was primarily attributable to the steady growth in customer demand driven by an expanding client base and continued platform engagement. In addition, revenue recognized over time from certain contracted housekeeping projects contributed to the overall increase, partially offset by a mild decline in one-time cleaning service orders compared to the prior year.

Senior Care Services

We have launched and are actively promoting our senior care services. We began test operations for these services in February 2019 and generated approximately, $6.52 million, $4.03 million, and $0.35 million of revenue from senior care services during the fiscal years ended June 30, 2023, 2024, and 2025, respectively. Such decreases were primarily attributable to a decline in market demand for our senior care products and services, which made it increasingly difficult to acquire new customers or generate revenue from existing ones. As a result, we ceased offering senior care services starting in the second half of 2024.

This service primarily targets the senior population over 60 years old. We are partnering with senior associations to develop an internet-based at-home senior care service program. As part of this program, we developed a customizable smart wristwatch with functions such as time, blood pressure measurement, heart rate measurement, pedometer, locator, and calling. The manufacture of this smart watch is outsourced to Guangzhou 100ecare Technology Ltd., or Guangzhou 100ecare, a Shenzhen-based professional smart products manufacturer. Guangzhou 100ecare also provides relevant technical services to us so that we can receive real-time customer physical conditions transmitted from their smart wristwatches, such as heart rates, blood pressures, and locations.

We offer free watches to beginning-level customers and charge them an annual fee, which is currently RMB599 (approximately $82.89). Half of this fee is to pay for the services provided by community doctors, who establish health records for customers and provide them basic health consultation services, including Traditional Chinese Medicine consultation. The remaining half is collected by us. We receive the customer’s heart rate, blood pressure changes, and location, and connect to community doctors in real time. We will charge additional fees if our customers request extra services, such as accompanying the customers to hospitals for treatment, preparing Chinese herbal decoctions, assigning personnel to take care of the seniors, or in-housing nanny services. To promote our senior care services, we offer certain incentives and discounts for the services, such as installation and maintenance services and housekeeping services, when requested by our watch users. For instance, we waive visit fees and only charge material fees if they use our installation and maintenance services. For additional fees, these customers will be able to go to our senior care center to enjoy a series of services, including nursery, medical, and housekeeping, until their natural death. Advanced-level customer services are exclusively offered to seniors over 60 years old.

As of June 30, 2025 and 2024, we had received about 227,215 and 227,015 senior care orders. We are cooperating with about 75 community doctors and have ordered approximately 153,500 smart wristwatches and leased 60 cars, as well as 3 villas to support and develop our senior care services. With Guangzhou 100ecare, we have developed a system, which is used in our services to help our customers monitor main health indicators like heart rate and blood pressure.

Educational Consulting Services

Our subsidiary Chuangying offers executive and corporate internal training, as well as consulting and policy guidance services. We mainly provide business leadership services for small and medium-sized enterprises (SMEs) and entrepreneurs, alongside technical services such as technology incubation, policy planning, consulting, and registration applications for SMEs. To date, we have trained thousands of entrepreneurs and executives, playing a significant role in cultivating mid-to-senior management talent for enterprises. This enables the company to serve a broader client base for its development.

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2025, we had 449 full-time sales and marketing personnel, each of whom is responsible for a designated sales region. Our general marketing efforts are designed to build brand awareness and reputation. We market our services to both homeowners and businesses through online and offline marketing activities, including advertisements via various social media channels such as WeChat, marketing partnerships, various offline marketing events hosted by our local employees, and through our sales teams. We offer service discounts or promotions from time to time to stimulate customer orders. We launch different service events based on different seasons. For example, people tend to maintain and clean their air conditioners between April and May, so we will mainly promote and provide home appliance services in this time period each year.

Customers

Our customers mainly include individuals and families. We have no single customer that accounts for more than ten percent of our consolidated revenue. Additionally, no reportable segment has a single customer that accounts for more than ten percent of its revenue. None of our reportable segments is dependent on a single customer or a few customers, the loss of which would have a material adverse effect on the segment.

Competition

We compete in residential and commercial services industries, focusing on home appliance installation and maintenance, accessory sales, housekeeping services, and senior care services. We compete with many other companies in the sale of our services. The principal methods of competition in our businesses include quality and speed of service, brand awareness and reputation, customer satisfaction, pricing and promotions, professional sales forces, service provider network, and referrals. While we compete with a broad range of competitors in each discrete segment, we do not believe that any of our competitors provides all of the services we provide in all of the segments we serve. All of the primary segments in which we operate are highly fragmented.

Competition for home appliance installation and maintenance services comes mainly from regional providers. Our primary direct competitors include China Union Guarantee and RRS.

Competition in the segment for housekeeping services comes mainly from local, independently-owned firms, and from a few larger companies, such as Homeking and 58Daojia.

Competition in the segment for senior case services comes mainly from independently-owned regional providers.

Information Technology

We have invested in information systems and software packages designed to allow us to grow efficiently and scale across our organization, while retaining local and regional flexibility. We believe this capability provides us with a competitive advantage in our operations. Our sophisticated IT systems enable us to provide a high level of convenience and service to our customers. Our websites and customer-facing platforms, which operate and are staffed 24 hours a day, seven days a week, are able to take customer service requests, respond to customer questions, and promptly assign service providers to a job.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark and trade secret laws and confidentiality, invention assignment, and non-compete agreements with our employees and others to protect our proprietary rights. We have registered four trademarks, including “e家快服” (“E-Home”), in the PRC and 10 software copyrights in the PRC. We are the registered holder of 1 domain name for our website: www.ej111.com.

Insurance

We provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance, and medical insurance for our employees. We also provide additional commercial medical insurance coverage for our key management. We do not maintain business interruption insurance, general third-party liability insurance, product liability insurance, or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China and in line with market practice.

Regulations

This section sets forth a summary of the most significant laws, rules, and regulations that affect our business activities in the PRC or our shareholders’ rights to receive dividends and other distributions from us.

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

Foreign Investment Law of the PRC, or the Foreign Investment Law, was promulgated by the NPC in March 2019 and came into effect in January 2020. When the Foreign Investment Law came into effect, the Law on Wholly Foreign-owned Enterprises of the PRC, the Law on Sino-foreign Equity Joint Ventures of the PRC, and the Law on Sino-foreign Cooperative Joint Ventures of the PRC were repealed simultaneously. The investment activities of foreign natural persons, enterprises, or other organizations (collectively, the “foreign investors”) directly or indirectly within the territory of China shall comply with and be governed by the Foreign Investment Law. Such activities include: 1) establishing by foreign investors of foreign-invested enterprises in China alone or jointly with other investors; 2) acquiring by foreign investors of shares, equity, property shares, or other similar interests of Chinese domestic enterprises; 3) investing by foreign investors in new projects in China alone or jointly with other investors; and 4) other forms of investment prescribed by laws, administrative regulations or the State Council.

In December 2019, the State Council promulgated the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect in January 2020. When the Regulations on Implementing the Foreign Investment Law of the PRC came into effect, the Regulation on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC were repealed simultaneously. In accordance with the Regulations on Implementing the Foreign Investment Law of the PRC, according to the needs for national economic and social development, the State shall formulate a catalogue of industries for which foreign investment is encouraged to list the specific industries, fields, and regions in which foreign investors are encouraged and guided to invest. On January 27, 2021, the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), which was promulgated by NDRC and MOC, became effective, and the “household services” fall within the catalogue.

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

We are engaged in the business of household services, appliance maintenance and repair, and senior care, none of which falls within the Negative List. Therefore, there are no restrictions on foreign investment in the industries where we operate.

Regulations Relating to Internet Information Security

In 1997, the Ministry of Public Security promulgated measures that prohibit the use of the internet in ways that, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

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

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. Any organization or individual that collects data shall do so in a lawful and legitimate manner and shall not obtain data by stealing or other illegal means. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and appropriate level of protection measures is required to be taken for the respective categories of data, for example, the processor of important data shall designate the personnel and management institution responsible for the data security, carry out risk assessment for its data processing activities and file the risk assessment report with the competent authorities. In addition, the Data Security Law provides for a national security review procedure for those data activities that may affect national security and imposes export restrictions on certain data and information.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

We have, in accordance with relevant provisions on network security of the PRC, established necessary mechanisms to protect information security, including, among others, adopting necessary network security protection technologies such as anti-virus firewalls, intrusion detection, and data encryption, keeping a record of network logs, and implementing an information classification framework.

Regulations Relating to Privacy Protection

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in December 2011, provide that an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An internet information service provider must expressly inform the users of the method, content, and purpose of the collection and processing of such user personal information, and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user's personal information, and in case of any leak or likely leak of the user's personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

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

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require service providers to improve technology security standards and safeguard user and transaction information. The Guidelines also prohibit service providers from illegally selling or disclosing users’ personal information. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law that will take effect on November 1, 2021, which provides for various requirements on personal information protection, including legal bases for data collection and processing, requirements on data localization and cross-border data transfer, and requirements for consent and requirements on processing sensitive personal information. The Personal Information Protection Law applies to the activities of processing the personal data of natural persons within the territory of the PRC. The individual’s consent shall be obtained to process personal data in accordance with other relevant provisions of this Law, subject to certain exceptions stipulated in this Law.

We have obtained consent from users to collect and use their personal information. While we have taken measures to protect the personal information that we have access to, our security measures could be breached, resulting in the leak of such confidential personal information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity.

Regulations Relating to Intellectual Property

The Standing Committee of the National People’s Congress and the State Council have promulgated comprehensive laws and regulations to protect trademarks. The Trademark Law of the PRC (2013 revision) promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013, respectively, and the Implementation Regulation of the Trademark Law (2014 revision) issued by the State Council on August 3, 2002 and amended on April 29, 2014 are the main regulations protecting registered trademarks. The Trademark Office under the State Administration for Industry and Commerce administers the registration of trademarks on a “first-to-file” basis, and grants a term of ten years to registered trademarks.

The PRC Copyright Law, adopted in 1990 and revised in 2001, 2010, and 2021, respectively, with its implementation rules adopted on August 8, 2002 and revised in 2011 and 2013, respectively, and the Regulations for the Protection of Computer Software as promulgated on December 20, 2001 and amended in 2011 and 2013 protect copyright of computer software in the PRC. Under these rules and regulations, software owners, licensees, and transferees may register their rights in software with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.

The Ministry of Industry and Information Technology promulgated the Administrative Measures on Internet Domain Name on August 24, 2017 to protect domain names. According to these measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure.

We have adopted necessary mechanisms to register, maintain, and enforce intellectual property rights in China. However, we cannot assure you that we can prevent our intellectual property from all unauthorized use by any third party, nor can we promise that none of our intellectual property rights will be challenged by any third party.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may constitute criminal offences.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees, as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary, or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of their dispatched workers to below 10% of the total number of their employees prior to March 1, 2016.

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

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from the State Administration of Foreign Exchange by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans, and repatriation of investment, requires prior approval from the State Administration of Foreign Exchange or its local office.

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

The Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise was promulgated on March 30, 2015 and became effective on June 1, 2015. According to this Circular, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts was promulgated and became effective on June 9, 2016. According to this Circular, enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on a self-discretionary basis. This Circular provides an integrated standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC. This Circular reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investments with the exception of bank financial products that can guarantee the principal within the PRC, unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise's own use, with the exception of the real estate enterprise.

On January 26, 2017, the State Administration of Foreign Exchange promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to this Circular, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts, and other proof as a part of the registration procedure for outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

The State Administration of Foreign Exchange issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Circular 37 defines a “special purpose vehicle” as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 stipulates that, prior to making contributions into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with the State Administration of Foreign Exchange or its local branch. In addition, the State Administration of Foreign Exchange promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than the State Administration of Foreign Exchange in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities that had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not obtained registration as required before the implementation of the Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including a change of the PRC residents, name, and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors-Risks Related to Doing Business in China-PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

Regulations on Stock Incentive Plans

The State Administration of Foreign Exchange promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by the State Administration of Foreign Exchange in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, PRC residents participating in the stock incentive plan in an overseas publicly-listed company are required to register with the State Administration of Foreign Exchange or its local branches and follow certain other procedures. Participants of a stock incentive plan who are PRC residents must conduct the registration and other procedures with respect to the stock incentive plan through a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution appointed by the PRC subsidiary. In addition, the PRC agent is required to update the relevant registration should there be any material change to the stock incentive plan, the PRC agent, or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee stock options, apply to the State Administration of Foreign Exchange or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents prior to distribution to such PRC residents.

We may adopt a share incentive plan in the future, under which we will have the discretion to award incentives and rewards to eligible participants. We plan to advise the recipients of awards under our share incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employees awarded equity-based incentives can successfully register with the State Administration of Foreign Exchange in full compliance with the Stock Incentive Plan Notice. See “Risk Factors-Risks Related to Doing Business in China-Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises is mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016, respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014, respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Limitations on the ability of our PRC subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors-Risks Related to Doing Business in China-We rely to a significant extent on dividends and other distributions on equity paid by our operating PRC subsidiaries to fund offshore cash and financing requirements.”

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

In addition, the PRC government has announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow, and administration of classified information, as well as amendments to relevant regulations to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;

●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and

●	extraterritorial application of China’s securities laws.

As the Opinions on Strictly Cracking Down on Illegal Securities Activities were recently issued, there are great uncertainties with respect to the interpretation and implementation thereof. The Chinese government may promulgate relevant laws, rules, and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, and compliance with China’s securities laws.

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing on or before effective date of the new rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection, and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations.

Regulations Relating to Taxation

Dividend Withholding Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on February 24, 2017. According to the Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Administration of Taxation, when determining the status of “beneficial owners,” a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, etc. However, even if an applicant has the status of a “beneficiary owner,” if the competent tax authority finds it necessary to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

Enterprise Income Tax

In December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008. The Enterprise Income Tax Law and its relevant implementing rules (i) impose a uniform 25% enterprise income tax rate, which is applicable to both foreign-invested enterprises and domestic enterprises, (ii) permit companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduce new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts, and properties of an enterprise. If an enterprise organized under the laws of a jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from the transfer of its shares.

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the State Administration of Taxation on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the State Administration of Taxation on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within seven days from the date of occurrence of the withholding obligation. Neither Bulletin 37 nor Bulletin 7 applies to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. See “Risk Factors-Risks Related to Doing Business in China-We and our existing shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

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

Corporate Information

The Company was incorporated in the Cayman Islands on September 24, 2018. Our principal executive office is located at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China. Our telephone number is (+86) 591-87590668.

E-Home’s registered office is on the 4th Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman, KY1-1002, Cayman Islands. E-Home’s agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Our website can be found at www.ej111.com. Information on our website is not incorporated by reference into this annual report or into any information incorporated herein by reference. You should not consider information on our website to be part of this annual report or any information incorporated by reference herein.

C. Organizational Structure

See “A. History and Development of the Company-Corporate Structure” above for details of our current organizational structure.

D. Facilities

Our corporate headquarters are located in Fuzhou City, China, where we own an area of approximately 1,000 square meters, which was purchased in November 2021 and put into use in September 2022.

On December 22, 2017, in connection with the development of our senior care services, we entered into a lease agreement with Fujian Focus Media Co., Ltd., under which we obtained the right of use of Fuzhou Shoushan Waterfall Scenic Area and leased seven villas located in Lingtou Village of Jinan District of Fuzhou City. The term of the lease agreement is 20 years, expiring on December 31, 2037. On March 12, 2019, we entered into a supplemental lease agreement with Fujian Focus Media Co., Ltd., pursuant to which beginning on April 1, 2019, we ceased leasing of four villas out of the seven villas originally leased, starting from April 1, 2019. Pursuant to the supplemental lease agreement, the consideration of RMB15 million (approximately $2.2 million) for the right of use of Fuzhou Shoushan Waterfall Scenic Area remained unchanged, and we have paid off this amount in full. The rental payment for the remaining three villas shall be made every five years, which is RMB4,950,000 (approximately $720,031) for the period of 2023-2027 (paid in 2022), RMB5,445,000 (approximately $792,035) for the period of 2028-2032 (due and payable in 2027), and RMB5,989,500 (approximately $871,238) for the period of 2033-2037 (due and payable in 2032). When the lease expires, we have the priority to renew.

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information-D. Risk Factors” or in other parts of this annual report on Form 20-F. See also “Introductory Notes-Forward-looking Information.”

A. Operating Results

Overview

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e 家快服” (“E-Home”), across 21 provinces in China. Currently, these services primarily include home appliance services, housekeeping services, and senior care services. For our home appliance services, we partner with individuals and service stores that provide technicians to deliver the on-site services. We have partnerships with more than 1,700 individuals and service stores providing these services in China. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We currently have more than 2,800 cleaners providing our housekeeping services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services. In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair, and maintenance of home appliances to delivery, installation, repair, and maintenance of home appliances, home-moving, and house cleaning. We have also launched and are actively promoting our senior care services, but so far, we have only generated a limited amount of revenue from these services. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise. We currently have approximately 527 employees to support our operations.

We also generate revenues from sales of pharmaceutical products to our customers, which are mainly pharmaceutical stores in the PRC, and from providing educational consulting services to our customers through our subsidiaries that we acquired during the fiscal year ended June 30, 2023. We sold the pharmaceutical business in October 2024 due to the price control on generic drugs imposed by the Chinese government and difficulties in growing the business and generating profits.

Our overall revenue from continuing operations for the year ended June 30, 2025 decreased to approximately $49.40 million from approximately $50.47 million (reclassified) for the year ended June 30, 2024, representing a slight decrease of approximately $1.06 million, or 2.11%. Our net loss from continuing operations decreased to approximately $5.91 million from $19.14 million (reclassified) for the year ended June 30, 2024, representing a decrease in net loss of approximately $13.23 million, or 69.13%. We also recognized gain of $2,827,017, net of tax, on the disposal of the discontinued pharmaceutical products operation, Zhongrun, for the year ended June 30, 2025, with the disposal agreement signed in October 2024 and the disposal completed in November 2024.

Due to the weak economy and consumer spending in China, our overall revenue for the year ended June 30, 2024 decreased to approximately $50.47 million (reclassified) from approximately $65.95 million (reclassified) for the year ended June 30, 2023, representing a decrease of approximately 23.48%, and our net loss decreased to approximately $19.47 million from $36.24 million for the year ended June 30, 2023, representing a decrease in net loss of approximately 46.28%.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	growth in the Chinese economy;

●	consumers and customers demand;

●	contract pricing and terms;

●	competition in the home appliance services and senior care services, housekeeping services, and other household services industries;

●	strategic acquisitions and investments;

●	changes to government policies;

●	market conditions and our market position; and

●	our ability to broaden service offerings and diversify our customer base.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is currently no estate duty, inheritance tax, or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands, and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

PRC

Enterprise Income Tax

Generally, our PRC subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. If our holding company in the Cayman Islands or any of our subsidiaries outside the PRC is considered a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Risk Factors-Risks Related to Doing Business in China-We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

Value Added Tax

Our revenues from installation and maintenance services, housekeeping services, and senior care services, which are classified as household services industry, are subject to a value-added tax, or VAT, rate of 6%. Upon the implementation of the preferential tax policy under the Announcement on Tax Policies for Community Family Services such as Elderly Care, Childcare, and Domestic Services (Caishui [2019] No. 76) issued by the Ministry of Finance and other relevant PRC authorities, these services have been exempt from VAT. Sales of goods in connection with the provision of such services are subject to a VAT rate of 13%.

Our revenue from educational consulting services is subject to a VAT tax rate of 6%.

Withholding Tax on Dividends

Dividends paid by E-Home WFOE to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at a reduced tax rate of 5%. See “Risk Factors-Risks Related to Doing Business in China-There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Our Reportable Segments

As of June 30, 2025, our operations are organized into four reportable segments: appliance installation and maintenance services, housekeeping services, senior care services, and educational consulting services. Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are reviewed, and strategic decisions are made on the basis of segmental profit margins.

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

Leases

From July 1, 2018, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At the inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset, and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended June 30, 2023, 2024, and 2025.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

Revenue Recognition

We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, pursuant which revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to receive in exchange for those goods or services.

We generate revenues primarily from appliance installation & maintenance services, housekeeping services, senior care services, sales of pharmaceutical products, and educational consulting services. The sales of pharmaceutical products business have been discontinued since November 2024, as we disposed of our subsidiary Zhongrun.

We sell our goods and services through a third-party service provider WeChat platform. Our revenues are subject to VAT. To record VAT payable, we use the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. We consider revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Installation& maintenance

Installation and maintenance services mainly consist of the following services: technical home installation and repair, maintenance, and other after sale services. Revenues from installation and maintenance services are recognized at a point in time once the service is transferred to the customer. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We act as principal and have contracts with third-party service providers (i.e., service outlets) who act as agents. We are responsible for market development and providing the customer information to the service provider, directing the outlet to provide services, and coordinating with the customer, while the service provider provides the door-to-door service. The price of services is set by our company, and the service provider is only responsible for the collection of payments. When our end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, we are still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, we will communicate directly with the end customer. The service provider is not obligated to pay our company. To minimize our risk, the service provider will remit payment of any outstanding receivables each month.

Housekeeping services

Housekeeping services refer to services including housecleaning, maternity matron, and personnel staffing. Revenues from housekeeping are generally recognized at a point in time upon completion of services to the customer based on the relative selling price method. For certain cleaning service orders provided to corporate clients under service arrangements that cover a specified period, revenues are recognized over time based on the progress toward completion of the performance obligation, as the services are rendered.

The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). The Company determines it is a principal and recognizes revenues at the gross amount received for the services.

Senior care services

Senior care services refer to services including BP, heart rate test, daily steps count, location and track record, call for help by WeChat or phone, and other care services, including nanny service rendered to senior customers through an E-watch, which is given to the customers when they pay the annual fees. The customers sign a contract for the services with our company. The contract term is normally one year. The revenues from senior care services are allocated into the revenue from the E-watch sold and the revenue from the services provided. Revenues from the E-watch sold are recognized at a point in time once customers receive the E-watch, and the revenues from the services provided are recognized over the service period. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine it is a principal and recognize revenues at the gross amount received for the services.

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

Based on the above discussion, we disaggregated sales of household appliance accessories from installation and maintenance revenue and senior care services revenue into the sales of the E-watch and the care service. Sales of household appliance accessories and E-watches are recognized in revenue at a point in time, while revenue from care services is recognized over a period.

Educational consulting services

We also generate revenues from providing educational consulting services to customers. Revenues from educational consulting services are recognized at the time upon completion of services to the customer based on the relative selling price method. We consider whether the nature of our promise is a performance obligation to provide the specified goods or services ourselves (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine that we are a principal and recognize revenues at the gross amount received for the services.

Sales of pharmaceutical products

We also generated revenues from sales of pharmaceutical products to its customers, which are mainly pharmaceutical stores in PRC. Under the adoption of ASC 606, we recognized revenues in a manner to depict the transfer of goods to a customer at an amount that reflects the consideration expected to be received in exchange for those goods. We consider revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

We consider customer purchase orders to be the contracts with a customer. As part of its consideration of the contract, we evaluate certain factors, including the customer’s ability to pay (or credit risk). For each contract, we consider the promise to transfer products, each of which is distinct, to be the identified performance obligations. We consider whether the nature of its promise is a performance obligation to provide the specified goods ourselves (that is, the entity is a principal) or to arrange for the other party to provide those goods (that is, the entity is an agent). We determine that we are a principal and recognize revenues at the gross amount received for the goods. We control the specified good before that good is transferred to its customers based on the following indicators: (1) we are primarily responsible for fulfilling the promise to provide the specified good, (2) we bear the inventory risk before or after (i.e., customer has a right of return) the specified good has been transferred to a customer, (3) we have discretion in setting the price for the specified good.

In determining the transaction price, we evaluate whether the price is subject to refund or adjustment to determine the net consideration to which we expect to be entitled. We provide our customers with the right to return the sold goods for several days after the customers’ acceptance of the goods and can reasonably estimate the return provision for the goods. The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims, and (3) estimated returns, discounts, and claims expected, but not yet finalized with customers. We analyzed historical refund claims for defective products and concluded that they have been immaterial since we can return the goods returned by the customers to our suppliers.

Revenues are reported net of all VAT. As our standard payment terms are less than one year, we have elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. We allocate the transaction price to each distinct product based on its relative standalone selling price.

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

In July 2024, the FASB issued ASU 2024-03, Income Statement — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires public business entities to provide more detailed disaggregation of certain expense line items presented in the income statement, including the amounts related to employee compensation, depreciation, amortization, and inventory and manufacturing expense, among others. The objective of this update is to enhance the transparency and decision-usefulness of expense information provided to investors. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact of the adoption of this ASU on its consolidated financial statement disclosures and expect the standard will primarily affect the level of expense disaggregation presented in the notes to the consolidated financial statements rather than recognition or measurement.

In January 2025, the FASB issued ASU 2025-01 — Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. We expect the adoption of this ASU will not have a material effect on our consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. We expect the adoption of this ASU will not have a material effect on our consolidated financial statements.

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. We expect the adoption on this ASU will not have a material effect on our consolidated financial statements.

We do not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on our consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2025 and 2024 (reclassified)

The following table shows key components of our results of operations during the years ended June 30, 2025 and 2024, in dollars and as a percentage of our total revenue.

	Year Ended June 30, 2025		Year Ended June 30, 2024 (reclassified)
	Amount	% of Revenue	Amount	% of Revenue
Revenues
Installation and Maintenance	$32,117,882	65.01	$29,773,730	59.00
Housekeeping	15,861,366	32.11	15,409,924	30.54
Senior care services	353,404	0.72	4,025,456	7.98
Educational consulting services	1,070,304	2.16	1,257,045	2.48
Total revenues	49,402,956	100.00	50,466,155	100.00
Total cost of revenues	38,349,881	77.63	37,920,511	75.14
Operating expenses
Sales and marketing expenses	13,333,409	26.99	21,315,481	42.24
General and administrative expenses	5,988,492	12.12	7,040,211	13.95
Total operating expenses	19,321,901	39.11	28,355,692	56.19
Loss from operations	(8,268,826)	(16.74)	(15,810,048)	(31.33)
Other income (expenses)
Interest income	2,081,575	4.21	295,828	0.59
Interest expenses	-	-	(509,208)	(1.01)
Accretion of financing cost	-	-	(1,353,661)	(2.68)
Other income (expenses), net	276,905	0.56	(1,745,647)	(3.46)
Total other income (expenses), net	2,358,480	4.77	(3,312,688)	(6.56)
Loss before income taxes from continuing operations	(5,910,346)	(11.96)	(19,122,736)	(37.89)
Income tax expense	-	-	(21,624)	(0.04)
Net loss from continuing operations	(5,910,346)	(11.96)	(19,144,360)	(37.94)
Net income (loss) from discontinued operations	2,768,441	5.60	(323,692)	(0.64)
Net loss	(3,141,905)	(6.36)	(19,468,052)	(38.58)
Net loss attributable to non-controlling interests	1,223,439	2.48	(80,923)	(0.16)
Net loss attributable to company shareholders	(4,365,344)	(8.83)	(19,387,129)	(38.42)

Revenues. We mainly generate revenue from providing installation and maintenance services, housekeeping services, and senior care services to our customers. We also generate revenues from providing educational consulting services to our customers. Our total revenue was $49,402,956 for the year ended June 30, 2025, representing a slight decrease of $1,063,199, or 2.11%, compared to $50,466,155 for the year ended June 30, 2024. Such a decrease was mainly due to a decrease of $3,672,052 in revenue from senior care services and a decrease of $186,741 in revenue from educational consulting services, offset by an increase of $2,344,152 in revenue from installation and maintenance services and an increase of $451,442 in revenue from our housekeeping services.

Revenue from installation and maintenance services increased by $2,344,152, or 7.87%, to $32,117,882 for the year ended June 30, 2025 from $29,773,730 for the year ended June 30, 2024. Revenue from installation and maintenance services accounted for 65.01% of our total revenue for the year ended June 30, 2025 as compared to 59.00% for the year ended June 30, 2024. Revenue from housekeeping services amounted to $15,861,366 for the year ended June 30, 2025, representing an increase of $451,442, or 2.93%, from $15,409,924 for the year ended June 30, 2024. Revenue from housekeeping services accounted for 32.11% of our total revenue for the year ended June 30, 2025 as compared to 30.54% for the year ended June 30, 2024.

The increases in revenues from installation and maintenance services and housekeeping services were primarily due to the continued recovery and expansion of business activities, along with the steady growth in the number of registered users on our service platform. The larger user base contributed to higher customer engagement and service orders across both installation and maintenance projects and housekeeping services. In addition, revenue recognized over time from certain contracted housekeeping projects also supported the overall revenue growth during the year.

For the year ended June 30, 2025, we generated revenue from senior care services in an amount of $353,404, representing a decrease of $3,672,052, or 91.22%, from $4,025,456 for the year ended June 30, 2024. Such decreases were primarily attributable to a decline in market demand for our senior care products and services, which made it increasingly difficult to acquire new customers or generate revenue from existing ones. As a result, we ceased offering senior care services starting in the second half of 2024. Revenue from senior care services accounted for 0.72% of our total revenue for the year ended June 30, 2025 as compared to 7.98% for the year ended June 30, 2024.

For the year ended June 30, 2025, we generated revenue from educational consulting services in an amount of $1,070,304, representing a decrease of $186,741, or 14.86%, from $1,257,045 for the year ended June 30, 2024. The decrease was primarily attributable to the reduced demand for services as our corporate clients tightened training and external service budgets under macroeconomic pressure. Revenue from educational consulting services accounted for 2.16% and 2.48% of our total revenue for the years ended June 30, 2025 and 2024, respectively.

Cost of revenue. Our cost of revenue includes service fees paid to staff, channels, service providers, and suppliers for the services rendered and the cost of accessories sold. Our cost of revenue slightly increased by $429,370, or 1.13%, from $37,920,511 for the year ended June 30, 2024 to $38,349,881 for the year ended June 30, 2025.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff engaging in selling and marketing efforts, advertising costs, depreciation, travel, and leasing expenses. Our sales and marketing expenses decreased by $7,982,072, or 37.45%, to $13,333,409 for the year ended June 30, 2025 from $21,315,481 for the year ended June 30, 2024. Such a decrease is primarily due to the decreased marketing costs and promotion fees we paid to our service channels. As a percentage of revenue, sales and marketing expenses decreased from 42.24% for the year ended June 30, 2024 to 26.99% for the year ended June 30, 2025.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance, benefits, office leases, general office expenses, depreciation and amortization expenses, and impairment losses. Our general and administrative expenses decreased by $1,051,719, or 14.94%, to $5,988,492 for the year ended June 30, 2025 from $7,040,211 for the year ended June 30, 2024. Such a decrease was mainly due to the recognition of a financial lease termination loss of $565,543 for the year ended June 30, 2024, caused by the termination of the finance lease contract for vehicles on July 1, 2023. As a percentage of revenue, general and administrative expenses decreased from 13.95% for the year ended June 30, 2024 to 12.12% for the year ended June 30, 2025.

Loss from operations. As a result of the foregoing, we recorded a loss from operations of $8,268,826, representing a decrease of $7,541,222, or 47.70%, as compared to a loss from operations of $15,810,048 for the year ended June 30, 2024. The decrease in loss from operations was mainly due to the decrease in sales and marketing expenses in the amount of $7,982,072 and the decrease in general and administrative expenses in the amount of $1,051,719.

Total other income (expenses), net. We recorded total other income, net of $2,358,480 for the year ended June 30, 2025, as compared to total other expenses, net of $3,312,688 for the year ended June 30, 2024.

Total other income, net for the year ended June 30, 2025 consisted of interest income in the amount of $2,081,575, and other non-operating income (net of other non-operating expenses) of $276,905. Interest income of $2,081,575 mainly consisted of interest income from loan receivables from several unaffiliated companies and individuals of $1,702,933.

Total other expenses, net for the year ended June 30, 2024 consisted of interest expense in the amount of $509,208, accretion of financing cost caused by Convertible Notes in the amount of $1,353,661, and other non-operating expenses (net of other non-operating income) of $1,745,647, offset by interest income in the amount of $295,828.

Income tax expense. We recorded income tax expenses of Nil for the year ended June 30, 2025, as compared to $21,624 for the year ended June 30, 2024. The decrease in the income tax expense mainly resulted from the decrease in the losses before income taxes from our PRC subsidiaries. See also “—Taxation” above.

Net loss from continuing operations. As a result of the cumulative effect of the factors described above, our net loss from continuing operations decreased by $13,234,014, or 69.13%, to $5,910,346 for the year ended June 30, 2025 from $19,144,360 for the year ended June 30, 2024.

Net income (loss) from discontinued operations. For the years ended June 30, 2025 and 2024, we recorded net income (loss) from discontinued operations of $2,768,441 and $(323,692), respectively.

During the year ended June 30, 2025, we disposed our 75% equity interest in Zhongrun for total consideration of RMB 1,087,500 (approximately $151,285). The transaction was completed on November 30, 2024, upon which Zhongrun ceased to be a subsidiary of us and was deconsolidated from our consolidated financial statements.

For the year ended June 30, 2025, we recognized loss from discontinued operations, net of income taxes of $58,576 and gain on disposal of discontinued operations, net of tax of $2,827,017, respectively. For the year ended June 30, 2024, we recorded loss from discontinued operations, net of income taxes of $323,692, as reclassified from continuing operations because of the disposal.

Net loss. As a result of the cumulative effect of the factors described above, our net loss attributable to our shareholders decreased by $16,326,147, or 83.86%, to $3,141,905 for the year ended June 30, 2025 from $19,468,052 for the year ended June 30, 2024.

Comparison of Fiscal Years Ended June 30, 2024 (reclassified) and 2023 (reclassified)

The following table shows key components of our results of operations during the years ended June 30, 2024 and 2023, in dollars and as a percentage of our total revenue.

	Year Ended June 30, 2024 (reclassified)		Year Ended June 30, 2023 (reclassified)
	Amount	% of Revenue	Amount	% of Revenue
Revenues
Installation and Maintenance	$29,773,730	59.00	$41,177,200	62.44
Housekeeping	15,409,924	30.54	17,210,122	26.09
Senior care services	4,025,456	7.98	6,515,953	9.88
Educational consulting services	1,257,045	2.48	1,050,397	1.59
Total revenues	50,466,155	100.00	65,953,672	100.00
Total cost of revenues	37,920,511	75.14	47,585,967	72.15
Operating expenses
Sales and marketing expenses	21,315,481	42.24	22,448,015	34.04
General and administrative expenses	7,040,211	13.95	21,392,769	32.44
Total operating expenses	28,355,692	56.19	43,840,784	66.48
Loss from operations	(15,810,048)	(31.33)	(25,473,079)	(38.62)
Other income (expenses)
Interest income	295,828	0.59	229,045	0.35
Interest expenses	(509,208)	(1.01)	(741,582)	(1.12)
Accretion of financing cost	(1,353,661)	(2.68)	(1,376,458)	(2.09)
Fair value loss – Financial instruments	-	-	(3,747,100)	(5.68)
Other expenses net	(1,745,647)	(3.46)	94,900	0.14
Total other expenses	(3,312,688)	(6.56)	(5,541,195)	(8.40)
Loss before income taxes from continuing operations	(19,122,736)	(37.89)	(31,014,274)	(47.02)
Income tax expense	(21,624)	(0.04)	(286,335)	(0.43)
Net loss from continuing operations	$(19,144,360)	(37.94)	$(31,300,609)	(47.46)
Net loss from discontinued operations	(323,692)	(0.64)	(4,941,640)	(7.49)
Net loss	(19,468,052)	(38.58)	(36,242,249)	(54.95)
Net loss attributable to non-controlling interests	(80,923)	(0.16)	(1,235,410)	(1.87)
Net loss attributable to company shareholders	(19,387,129)	(38.42)	(35,006,839)	(53.08)

Revenue. We mainly generate revenue from providing installation and maintenance services, housekeeping services, and senior care services to our customers. We also generate revenues from providing educational consulting services to our customers. Our total revenue was $50,466,155 for the year ended June 30, 2024, representing a decrease of $15,487,517, or 23.48%, compared to $65,953,672 for the year ended June 30, 2023. Such decrease was due to a decrease of $11,403,470 in revenue from installation and maintenance, a decrease of $1,800,198 in revenue from our housekeeping services, and a decrease of $2,490,497 in revenue from our senior care services.

Revenue from installation and maintenance services decreased by $11,403,470, or 27.69%, to $29,773,730 for the year ended June 30, 2024 from $41,177,200 for the year ended June 30, 2023. Revenue from installation and maintenance services accounted for 59.00% of our total revenue for the year ended June 30, 2024 as compared to 62.44% for the year ended June 30, 2023. Revenue from housekeeping services amounted to $15,409,924 for the year ended June 30, 2024, representing a decrease of $1,800,198, or 10.46%, from $17,210,122 for the year ended June 30, 2023. Revenue from housekeeping services accounted for 30.54% of our total revenue for the year ended June 30, 2024 as compared to 26.09% for the year ended June 30, 2023.

The decreases in revenues from installation and maintenance services and housekeeping services were primarily due to the weak economy and consumer spending in China. During the year ended June 30, 2024, we have partnerships with 1,700 individuals and service stores providing installation and maintenance services of home appliances and housekeeping services in China, which decreased approximately 15% comparing to 2,000 individuals and service stores for the year ended June 30, 2023.

For the year ended June 30, 2024, we generated revenue from senior care services in an amount of $4,025,456, representing a decrease of $2,490,497, or 38.22%, from $6,515,953 for the year ended June 30, 2023. Such decreases were primarily due to the weak economy in China and more cautious spending by senior citizens during the economic downturn period, which made it difficult for us to expand our customer base and increase sales from our existing customers. As of June 30, 2024 and 2023, we had received and served about 227,015 and 203,910 senior care orders and customers. Revenue from senior care services accounted for 7.98% of our total revenue for the year ended June 30, 2024 as compared to 9.88% for the year ended June 30, 2023.

The decreases in revenues from installation and maintenance services and housekeeping services were primarily due to the weak economy and consumer spending in China. During the year ended June 30, 2024, we have partnerships with 1,700 individuals and service stores providing installation and maintenance services of home appliances and housekeeping services in China, which decreased approximately 15% comparing to 2,000 individuals and service stores for the year ended June 30, 2023.

Cost of revenue. Our cost of revenue includes service fees paid to staff, channels, service providers, and suppliers for the services rendered and the cost of accessories sold. Our cost of revenue decreased by $9,665,456, or 20.31%, from $47,585,967 for the year ended June 30, 2023 to $37,920,511 for the year ended June 30, 2024. Such a decrease was in line with our decreased revenue.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff engaging in selling and marketing efforts, advertising costs, depreciation, travel, and leasing expenses. Our sales and marketing expenses decreased by $1,132,534, or 5.05%, to $21,315,481 for the year ended June 30, 2024 from $22,448,015 for the year ended June 30, 2023. Such a decrease is primarily due to the decreased marketing costs and promotion fees we paid to our service channels. As a percentage of revenue, sales and marketing expenses increased from 34.04% for the year ended June 30, 2023 to 42.24% for the year ended June 30, 2024.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance, benefits, office leases, general office expenses, depreciation and amortization expenses, and impairment losses. Our general and administrative expenses decreased by $14,352,558, or 67.09%, to $7,040,211 for the year ended June 30, 2024 from $21,392,769 for the year ended June 30, 2023. Such a decrease was because during the year ended June 30, 2023, we recorded the impairment losses for goodwill and intangible assets of $8,846,867 and $6,551,529, respectively, and depreciation and amortization expenses of $2,105,587 for property and equipment and intangible assets we acquired from business combinations. As a percentage of revenue, general and administrative expenses decreased from 32.44% for the year ended June 30, 2023 to 13.95% for the year ended June 30, 2024.

Loss from operations. As a result of the foregoing, we recorded a loss from operations of $15,810,048, representing a decrease of $9,663,031, or 37.93%, as compared to the loss from operations of $25,473,079 for the year ended June 30, 2023. The decrease in loss from operations was mainly due to the decrease in general and administrative expenses in the amount of $14,352,558.

Total other expenses. We recorded total other expenses of $3,312,688 for the year ended June 30, 2024, as compared to total other expenses of $5,541,195 for the year ended June 30, 2023.

Total other expenses, net, for the year ended June 30, 2024 consisted of interest expenses in the amount of $509,208, accretion of financing cost caused by Convertible Notes in the amount of $1,353,661, and other non-operating expenses (net of other non-operating income) of $1,745,647, offset by interest income in the amount of $295,828.

Total other expenses, net, for the year ended June 30, 2023 consisted of interest expenses in the amount of $741,582, accretion of financing cost caused by Convertible Notes in the amount of $1,376,458, fair value loss of ordinary shares issued related to the potential acquisition of Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd. (“Lianbao”) and Putian YouYou Cleaning Co., Ltd. (“Youyou”) in the amount of $3,747,100, offset by interest income in the amount of $229,045 and other income in the amount of $94,900.

Income tax expense. We recorded income tax expenses of $21,624 for the year ended June 30, 2024, representing a decrease of $264,711, or 92.45%, as compared to $286,335 for the year ended June 30, 2023. The decrease in the income tax expense mainly resulted from the decrease in the losses before income taxes from our PRC subsidiaries. See also “—Taxation” above.

Net loss from continuing operations. As a result of the cumulative effect of the factors described above, our net loss from continuing operations decreased by $12,156,249, or 38.84%, to $19,144,360 for the year ended June 30, 2024 from $31,300,609 for the year ended June 30, 2023.

Net loss from discontinued operations. For the years ended June 30, 2024 and 2023, we recorded net loss from discontinued operations, net of income taxes of $323,692 and $4,941,640, respectively, for our subsidiary Zhongrun, which we disposed in November 2024.

Net loss. As a result of the cumulative effect of the factors described above, our net loss attributable to our shareholders decreased by $16,774,197, or 46.28%, to $19,468,052 for the year ended June 30, 2024 from $36,242,249 for the year ended June 30, 2023.

B. Liquidity and Capital Resources

As of June 30, 2025, we had cash, cash equivalents, and restricted cash of $173,031,872. We finance our operations, working capital needs, and strategic investments from cash generated through operations and through debt and equity financing.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended June 30,
	2025	2024	2023
Net cash used in operating activities	$(3,535,895)	$(11,453,154)	$(8,405,064)
Net cash (used in) provided by investing activities	(32,373,518)	4,295,120	(65,202,634)
Net cash provided by financing activities	108,657,801	36,629,254	95,536,256
Net increase in cash, cash equivalents and restricted cash	72,748,388	29,471,220	21,928,558
Effect of currency translation	$(526,594)	$86,478	$(5,518,230)
Cash, cash equivalents and restricted cash at beginning of the year	100,810,078	71,252,380	54,842,052
Cash, cash equivalents and restricted cash at end of the year	173,031,872	100,810,078	71,252,380

Operating Activities

Net cash used in operating activities was $3,535,895 for the year ended June 30, 2025, as compared to net cash used in operating activities of $11,453,154 for the year ended June 30, 2024. For the year ended June 30, 2025, net cash used in operating activities mainly consisted of: net loss in the amount of $3,141,905; change in accounts payable and accrued expenses in the amount of $2,935,384, primarily due to increased purchase from our suppliers; change in contract liabilities in the amount of $201,066, mainly reflecting a decrease in advance payments received from customers in line with the timing of service delivery; interest income from loan receivables in the amount of $1,702,933 and gain from disposal of discontinued operations in the amount of $2,827,017. These were partially offset by an expected loss for prepayments, deposits, and other current assets in the amount of $1,447,666, depreciation and amortization in the amount of $431,786, amortization of right-of-use assets in the amount of $402,441, shares issued to management under share incentive plans in fair value of $867,900, a decrease in accounts receivables in the amount of $349,593, reflecting improved collections from customers; a decrease in advance to customers in the amount of $926,912, as prior advances were utilized during the year; a decrease in prepayments, deposits and other current assets in the amount of $2,394,318, primarily due to the settlement of prepaid expenses and recovery of deposits; and a decrease in long-term prepayments and other non-current assets in the amount of $418,978, mainly resulting from the recovery of prior year advances.

Net cash used in operating activities was $11,453,154 for the year ended June 30, 2024, as compared to net cash used in operating activities of $8,405,064 for the year ended June 30, 2023. For the year ended June 30, 2024, net cash used in operating activities mainly consisted of: net loss in the amount of $19,468,052, change in prepayments, deposits and other current assets in the amount of $203,057 due to increased prepayment for marketing fee and change in contract liabilities in the amount of $1,651,589 due to decreased revenue from senior care services, offset by depreciation and amortization in the amount of $446,783, interest expenses in the amount of $509,208, accretion of financing cost of Convertible Notes of $1,353,661, amortization of right-of-use assets in the amount of $403,960, shares issued to management under share incentive plans in fair value of $3,690,860, change in long-term prepayments and other non-current assets in the amount of $2,019,217 due to collection of performance deposits from our former partners, and change in accounts payable and accrued expenses in the amount of $578,232 due to decreased purchase from our suppliers.

Net cash used in operating activities was $8,405,064 for the year ended June 30, 2023, as compared to net cash provided by operating activities of $4,373,806 for the year ended June 30, 2022. For the year ended June 30, 2023, net cash used in operating activities mainly consisted of: net loss in the amount of $36,242,249, change in advance to suppliers in the amount of $1,102,585, change in operating lease liabilities in the amount of $729,571, change in taxes payable in the amount of $504,831, change in inventories in the amount of $144,611 and change in accounts receivables in the amount of $210,146, offset by impairment loss in the amount of $15,518,178, change in accounts payable and accrued expenses in the amount of $5,349,191, fair value loss of ordinary shares issued related to the acquisition of Lianbao and Youyou in the amount of $3,747,100, depreciation and amortization in the amount of $2,257,790, accretion of financing cost of Convertible Notes of $1,376,458, interest expenses in the amount of $741,582, amortization of right-of-use assets in the amount of $692,557, change in prepayments, deposits and other current assets in the amount of $475,241, income tax expense in the amount of $286,335 and shares issued to directors and consultants of $106,000.

Investing Activities

Net cash used in investing activities was $32,373,518 for the year ended June 30, 2025. Net cash used in investing activities for the year ended June 30, 2025 consisted of cash paid for loan receivables in the amount of $31,930,000, cash paid for improvements of buildings in the amount of $292,327, and cash lent to related parties in the amount of $150,876.

Net cash provided by investing activities was $4,295,120 for the year ended June 30, 2024. Net cash used in investing activities for the year ended June 30, 2024 consisted of collection from related parties in the amount of $4,295,120.

Net cash used in investing activities was $65,202,634 for the year ended June 30, 2023. Net cash used in investing activities for the year ended June 30, 2023 consisted of deposits for purchase of land and properties in the amount of $60,000,000, cash lent to related parties in the amount of $4,295,120, purchases of property and equipment in the amount of $887,838, and purchase of intangible assets in the amount of $19,676.

Financing Activities

Net cash provided by financing activities was $108,657,801 for the year ended June 30, 2025 which consisted of proceeds from issuance of ordinary shares in the amount of $108,065,152 and temporary loans from related parties in the amount of $592,649.

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

Capital Expenditures

We made capital expenditures of $292,327, Nil, and $65,202,634 during the years ended June 30, 2025, 2024, and 2023, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment, including office equipment, electronic equipment, and motor vehicles, and the right-of-use asset for Fuzhou Shoushan Waterfall Scenic Area. We plan to continue to make capital expenditures to meet the needs from the growth of our business.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods from June 30, 2024 to June 30, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Policies and Estimates

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters, including, but not limited to, revenue recognition, the allowance for credit losses, estimated useful lives of fixed assets, intangible assets, and operating lease right-of-use assets, and accruals for income tax uncertainties.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date hereof.

NAME	AGE	POSITION
Wenshan Xie	52	Chairman and Chief Executive Officer
Chunsheng Zhu	60	Chief Financial Officer
Chunming Xie	30	Director
Yijing Ye	60	Independent Director
Jianhua Wang	53	Independent Director
Heung Ming Henry Wong	56	Independent Director

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

Yijing Ye. Ms. Ye has served as our independent director since May 14, 2021. She has more than 20 years of extensive experience relating to financial analysis, accounting, and financial management. Since 2009, Ms. Ye has been the Chief Financial Officer of Easen International, Inc., an international firm headquartered in San Diego that provides environmental and financial services for industrial clients, international development organizations, and government agencies. From 2005 to 2009, she was a financial specialist at Easen International, Inc.’s Shanghai office. From 1999 to present, Ms. Ye has also acted as a freelance international consultant and participated in more than 30 international projects financed by various international organizations, such as the Asian Development Bank, the World Bank and the International Finance Corporation, in which she served as the international financial specialist, performing institutional, accounting, financial and economic assessment, forecasting, and comprehensive analysis using self-designed models or models approved by the banks. Ms. Ye holds a master’s degree in financial engineering from Shanghai Jiao Tong University, a Master of Laws in economics from Wuhan University, and a Bachelor of Science degree in finance and banking from Shanghai University of Finance and Economics.

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

Heung Ming Henry Wong. Mr. Wong has served as an independent director of the Company since March 2023. Mr. Wong has served as an Independent Director of Nature Wood Group Ltd. (Stock Ticker: NWGL) since September 14, 2023. Previously, Mr. Wong has served as an Independent Director of Shansheng Holding (Group) Limited, a company listed on the Hong Kong Stock Exchange (Stock Code: 2183), since August 1, 2022, and Ostin Technology Group, a publicly traded company on the NASDAQ Stock Exchange (Stock Ticker: OST), since April 26, 2022. Mr. Wong has also served as an Independent Non-Executive Director at Helen’s International Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock Code: 9869) since August 30, 2021, and TD Holdings, Inc., a publicly traded company on the NASDAQ Stock Exchange (Stock Ticker: GLG), since April 27, 2021, respectively.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers, or others pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Executive Compensation

For the fiscal year ended June 30, 2025, the aggregate cash compensation and benefits that we paid to our executive officers were approximately $99,864. In addition to cash compensation, the Company granted share-based compensation to certain executive officers and directors under its share incentive plan. On January 9, 2024, the Company granted 340,000 ordinary shares (136 shares after giving effect to reverse stock splits on February 14, 2024, September 24, 2024 and May 30, 2025) to Mr. Wenshan Xie as compensation under its share incentive plan, at a fair value of $213,520 (par value of $68,000 and additional paid-in capital of $145,520). On June 3, 2023, the Company granted 1,720,000 ordinary shares (69 shares after giving effect to reverse stock splits on September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) to its directors and officers as their compensations under its share incentive plan, at a fair value of $216,548 (par value of $34,400 and additional paid-in capital of $182,148).

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits, and a housing provident fund.

Director Compensation

For the fiscal year ended June 30, 2025, the aggregate cash compensation that we paid to our independent directors was approximately $114,400, and we did not pay our executive directors for their services as directors. On June 3, 2023, we granted 320,000 ordinary shares (pre-1 for 10 reverse split effected in September 2023, 1 for 5 reverse split effected in February 2024, 1 for 10 reverse split effected in September 2024, and 1 for 50 reverse split effected on May 30, 2025) to our independent directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our non-employee directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these agreements, each of our executive officers is employed for an initial term of one year, and will be renewed automatically thereafter for successive one-year terms unless a one-month notice of non-renewal is given by one party to the other.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any, and other company benefits.

We may terminate the executive officer’s employment for cause, for certain acts, such as the executive officer’s willful and continued failure to substantially perform his/her duties hereunder (other than as a result of total or partial incapacity due to physical or mental illness), dishonesty in the performance of the executive officer’s duties, an act or acts on the executive officer’s part constituting a felony under the laws of the PRC or of the United States or any state, any other act or omission which is materially injurious to the financial condition or business reputation of the Company or any of its subsidiaries or affiliates, or the executive officer’s breach of non-competition, non-solicitation and confidentiality clauses of the employment agreement.

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

Share Incentive Plans

2022 Plan

The Board of Directors of the Company approved and adopted the Company’s 2022 Equity Incentive Plan (the “2022 Plan”) on May 9, 2022. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2022 Plan is limited to 5,000,000 shares. The share number is the pre-September 2022 Reverse Stock Split, pre-April 2023 Reverse Stock Split, pre-September 2023 Reverse Stock Split, pre-February 2024 Reverse Stock Split, pre-September 2024 Reverse Stock Split, and pre-2025 Reverse Stock Split of the Company.

As of the date of this report, all shares under the 2022 Plan have been granted and outstanding, and there are no shares available for grant under the 2022 Plan. The following paragraphs summarize the terms of the 2022 Plan:

Eligible Award Recipients. The persons eligible to receive Awards are the Employees, Consultants, and Directors of the Company and its Affiliates, and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants, and Directors after the receipt of Awards.

Available Awards. Awards that may be granted under the Plan include: (a) Incentive Share Options, (b) Non-qualified Share Options, (c) Share Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards.

Authority of the Committee. The 2022 Plan shall be administered by the Committee or, in the Board’s sole discretion, by the Board.

Shares Subject to the 2022 Plan. Subject to adjustment, a total of 5,000,000 ordinary shares (pre-reverse splits as discussed above) shall be available for the grant of Awards under the 2022 Plan upon the adoption.

Term. Subject to the provisions regarding Ten Percent Shareholders, no Incentive Share Option shall be exercisable after the expiration of 10 years from the Grant Date. The term of a Non-qualified Share Option granted under the Plan shall be determined by the Committee; provided, however, no Non-qualified Share Option shall be exercisable after the expiration of 10 years from the Grant Date.

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

2023 Plan

The Board of Directors of the Company approved and adopted the Company’s 2023 Share Incentive Plan (the “2023 Plan”) on May 15, 2023. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2023 Plan is limited to 6,000,000 shares. The share number is pre-September 2023 Reverse Stock Split, pre-February 2024 Reverse Stock Split, pre-September 2024 Reverse Stock Split, and pre-2025 Reverse Stock Split.

Administration of the Plan The authority to manage the operation of and administer the 2023 Plan shall be vested in the Board of Directors of the Company (the “Board”) or the Compensation Committee (the “Committee”) as delegated by the Board. The Board or Committee, if so delegated by the Board, shall be hereinafter referred to as the “Administrator.” To qualify as the Administrator, the Committee shall consist of and maintain two or more directors who are (i) “Independent Directors” (as such term is defined under the rules of the NASDAQ Stock Market) and (ii) “Non-Employee Directors” (as such term is defined in Rule 16b-3), which shall serve at the pleasure of the Board.

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

On June 3, 2023, the Compensation Committee of the Board of the Company (the “Compensation Committee”) granted 2,600,000 shares in total (pre-September 2023 Reverse Stock Split, pre-February 2024 Reverse Stock Split, pre-September 2024 Reverse Stock Split, and pre-2025 Reverse Stock Split) to officers, employees, and directors under the 2023 Plan.

On January 9, 2024, the Company granted 340,000 ordinary shares under the 2023 Plan to Mr. Wenshan Xie, Chief Executive Officer and Chairman of the Board, as compensation. The shares were subject to a vesting schedule of 50% on the date of grant and 50% on July 9, 2024. After giving effect to reverse stock splits on February 14, 2024, September 24, 2024, and May 30, 2025, this grant represented 136 ordinary shares. The fair value of the grant was $213,520 (par value of $68,000 and additional paid-in capital of $145,520).

2024 Plan

Administration. The E-Home Household Service Holdings Limited 2024 Omnibus Equity Plan (“2024 Plan”) requires that a committee of non-employee directors administer the 2024 Plan. Currently, our Compensation Committee, which we refer to hereafter as the Committee, administers the 2024 Plan.

Shares Subject to the 2024 Plan. The shares issuable under the 2024 Plan are our ordinary shares that are authorized but unissued or reacquired ordinary shares, including shares repurchased by the Company as treasury shares. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2024 Plan is limited to 3,000,000 ordinary shares (pre-September 2024 Reverse Stock Split and pre-2025 Reverse Stock Split). As of the date of this annual report, there are 0 ordinary shares available for issuance under the 2024 Plan.

Types of Awards and Eligibility. The 2024 Plan provides for five types of awards, and they are: Stock Options, Stock Appreciation Rights (“SAR”), Unrestricted Stock, Restricted Stock, and Restricted Stock Units. The Eligible Persons under the 2024 Plan include Employees, Outside Directors, Consultants, and New Hires of the Company or its subsidiaries, as selected by our Board or the designated committee thereof.

Vesting and Forfeiture. The Committee determines the time and conditions under which the award will vest or the period of time after which the restriction shall lapse as part of making an award. Vesting or the lapse of the period of restriction may, in the Committee’s discretion, be based solely upon continued employment or service for a specified period of time, or may be based upon the achievement of specific performance goals (individual, corporation, or other basis), or both. Unless otherwise provided by the Committee, when a participant terminates employment or service with us, all unexercised or unvested awards are forfeited, and if the termination is without cause, all outstanding vested options and SARs will continue to be exercisable until the earlier of the expiration term or the date that is three months after such termination date.

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

On June 7, 2024, the Compensation Committee of the Board of the Company (the “Compensation Committee”) granted 3,000,000 shares (pre-September 2024 Reverse Stock Split and pre-2025 Reverse Stock Split) to six employees and officers of the Company under the 2024 Plan.

C. Board Practices

Board Composition and Committees

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of five directors, including three independent directors, namely, Ms. Yijing Ye, Mr. Jianhua Wang, and Mr. Heung Ming Henry Wong; therefore, we currently have a majority of our board of directors consisting of independent directors.

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

A director who is, to his knowledge, in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement, notwithstanding that he/she may be interested therein, and if he/she does so, his/her vote shall be counted, and he/she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

Board Committees

The Board has established three standing committees: Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Each of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee is comprised entirely of independent directors. From time to time, the Board may establish other committees. The Board has adopted a written charter for each of the Committees, which are available on the corporate governance page of our website at www.ej111.com. Printed copies of these charters may be obtained, without charge, by contacting the Corporate Secretary, E-Home Household Service Holdings Limited, E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China.

Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of three directors, namely, Ms. Yijing Ye, Mr. Heung Ming Henry Wong, and Mr. Jianhua Wang, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Mr. Heung Ming Henry Wong is the chairperson of our audit committee. The board of directors has also determined that Mr. Heung Ming Henry Wong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of two directors, namely, Ms. Yijing Ye and Mr. Jianhua Wang, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Ms. Ye is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of two directors, namely, Mr. Jianhua Wang and Ms. Yijing Ye, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Mr. Jianhua Wang is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors also owe our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. The Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item. Additional Information - B. Memorandum and Articles of Association - Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement, notwithstanding that he may be interested therein, and if he does so, his vote shall be counted, and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property, and uncalled capital, and to issue debentures, bonds, and other securities whenever money is borrowed or as security for any debt, liability, or obligation of the company or of any third party.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or until the expiration of their term or until their successor has been elected and qualified. A director will be removed from office automatically if, among other thing, the director (i) dies or becomes bankrupt or makes any arrangement or composition with his creditors generally; (ii) without special leave of absence from the Board, is absent from meetings of the Board for six consecutive meetings and the Board resolves that his office be vacated; (iii) is found to be or becomes of unsound mind; (iv) resigns his office by notice in writing to our company; (v) is prohibited by law from being a director; and (vi) is removed from the office pursuant to any other provisions of our memorandum and articles of association.

D. Employees

As of June 30, 2025, we had a total of 527 employees. The following table shows the number of our employees by function.

Function	Number of Employees
Management	8
Finance	24
Product Development	20
Human Resource Administration	23
Sales Center-Warehouse Logistics	10
Sales Center-Purchasing	8
Sales Center-Planning	15
Sales Center-Customer Service	75
Sales Center-Marketing	319

Sales Center-Housekeeping	25
Total	527

As required by laws and regulations in China, we contribute to various statutory employee benefit plans that are organized by municipal and provincial governments, including pension, medical insurance, unemployment insurance, work-related injury insurance, and maternity insurance plans, as well as the housing provident fund. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our key employees. The labor contract with our key personnel typically includes a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment. It also has a standard confidentiality and intellectual property provision prohibiting employees from disclosing our confidential information obtained during employment to any third party.

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of October 29, 2025 by:

●	Each of our directors (including our director nominees) and named executive officers;

●	All directors (including our director nominees) and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Ordinary Shares Beneficially Owned
Directors and Executive Officers:	Number(1)	Percent of Class(2)
Wenshan Xie, Chairman and Chief Executive Officer	307,361	*	%
Chunsheng Zhu, Chief Financial Officer	2	*
Chunming Xie, Director	-	*
Yijing Ye, Independent Director	1	*
Jianhua Wang, Independent Director	4	*
Heung Ming Henry Wong, Independent Director	-	*
All directors and executive officers as a group	307,364	*	%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Unless otherwise noted, the business address of each of the directors and executive officers is E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China.

(2)	A total of 20,003,859 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of October 29, 2025.

None of our major shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of Action to Recover Erroneously Awarded Compensation

During and after the last completed fiscal year ended June 30, 2025, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Employment Agreements, Director Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-B. Compensation of Directors and Executive Officers-Employment Agreements, Director Agreements and Indemnification Agreements.”

Due from related parties

As of June 30, 2025, the Company had $150,876 receivable balance from Mr. Jianying Lin, one of the major shareholders of the Company’s subsidiary Chuangying. For the year ended June 30, 2025, the Company transferred $224,839 to Mr. Lin for temporary lending and collected $73,963 from Mr. Lin.

As of June 30, 2024 and 2023, the receivable balances due from related parties were Nil and $4,295,120, respectively. For the year ended June 30, 2024, the Company collected $4,295,120 from E-Home Group Limited, a company controlled by Mr. Wenshan Xie, one of the major shareholders and Chief Executive Officer of the Company. For the year ended June 30, 2023, the Company transferred $4,295,120 to E-Home Group Limited for temporary lending.

Due to related parties

As of June 30, 2025 and 2024, the Company had $2,409,951 and $1,817,302 payable balances to Mr. Wenshan Xie, one of the major shareholders and Chief Executive Officer of the Company, for temporary working capital needs, respectively. For the years ended June 30, 2025, 2024, and 2023, Mr. Xie made payments of $720,835, $1,509,350, and $624,385 for temporary working capital needs of the Company, respectively. For the years ended June 30, 2025, 2024, and 2023, the Company repaid $128,186, $141,055, and $270,998 to Mr. Xie, respectively.

As of June 30, 2025 and 2024, the Company had $90,000 and $90,000 payable balances to Ms. Zhaodi Zeng, the wife of Mr. Wenshan Xie, respectively. The payment was made by Ms. Zeng during the year ended June 30, 2024 for temporary working capital needs.

As of June 30, 2024, the Company had $1,247,396 payable balance to Ms. Ling Chen, a shareholder of Zhongrun, a former major subsidiary of the Company. The payment was made by Ms. Chen during the year ended June 30, 2023 for temporary working capital needs. For the year ended June 30, 2024, the Company repaid $13,365 to Mr. Chen. Upon disposal of Zhongrun in November 2024, Ms. Chen ceased to be a related party of the Company.

Shares issued to directors

On January 9, 2024, the Company granted 340,000 ordinary shares (136 shares after giving effect to reverse stock splits on February 14, 2024, September 24, 2024 and May 30, 2025) to Mr. Xie as compensation under its share incentive plan, at a fair value of $213,520 (par value of $68,000 and additional paid-in capital of $145,520).

On June 3, 2023, the Company granted 1,720,000 ordinary shares (69 shares after giving effect to reverse stock splits on September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) to its directors and officers as their compensations under its share incentive plan, at a fair value of $216,548 (par value of $34,400 and additional paid-in capital of $182,148).

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results.

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

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability, and our affairs are governed by our memorandum and articles of association, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below.

The authorized share capital of the Company is US$1,000,020,000 divided into (x) 20,000,000,000 shares designated as ordinary shares with a par value of US$0.05 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share. As of October 29, 2025, there were 20,003,859 ordinary shares issued and outstanding.

The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to the fifth amended and restated articles of association.

Voting Rights

On all matters upon which the ordinary shares are entitled to vote, at any general meeting on a show of hands every shareholder present in person, by corporate representative, or by proxy, has one vote, and on a poll, every shareholder so present has one vote for every fully paid share of which they are the holder. Voting at any meeting of shareholders is by poll unless the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

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

Transfer of Ordinary Shares

Subject to the restrictions contained in our fifth amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required; and

●	any fee related to the transfer has been paid to us.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption, or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may, from time to time, make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our fifth amended and restated articles of association provides our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements in accordance with the fifth amended and restated articles of association. See “Where You Can Find Additional Information.”

Changes in Capital

We may, from time to time, by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	divide our shares into several classes and, without prejudice to any special rights previously conferred on the holders of existing shares, attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which, in the absence of any such determination by us in a general meeting, as the directors may determine;

●	subdivide our existing shares, or any of them, into shares of a smaller amount; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may, by special resolution, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company, except for the exemptions and privileges listed below:

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

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. As a foreign private issuer, we may, from time to time, elect to follow home country practice in lieu of the Nasdaq Marketplace Rules.

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

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a company is a parent of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

In certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made, or a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question, and the statutory majority is acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that it may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, or collusion.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. E-Home’s fifth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs, and expenses incurred in their capacities as such, unless such losses or damages arise from dishonesty or fraud that may attach to such directors or officers. This standard of conduct is generally the same as permitted under Delaware corporate law for a Delaware corporation. In addition, E-Home entered into indemnification agreements with its directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in its fifth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to E-Home’s directors, officers, or persons controlling E-Home under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Anti-Takeover Provisions in the Fifth Amended and Restated Memorandum and Articles of Association

Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fifth amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer, or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith, and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation. As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act bona fide in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under Delaware corporate law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our fifth amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law nor our fifth amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our fifth amended and restated articles of association do not require us to call such meetings every year.

Cumulative Voting

Under the Delaware corporate law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such a director.

As permitted under Cayman Islands law, our fifth amended and restated articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fifth amended and restated articles of association, directors may be removed by ordinary resolution.

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

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act of the Cayman Islands and our fifth amended and restated articles of association, our company may be dissolved, liquidated, or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our fifth amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

As permitted by Cayman Islands law, our fifth amended and restated memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our fifth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fifth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified, or other special rights or restrictions.

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

D. Exchange Controls

PRC Exchange Controls

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans, and repatriation of investment, requires prior approval from SAFE or its local office.

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

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi at the enterprise’s discretion. SAFE Circular 16 provides an integrated standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investments with the exception of bank financial products that can guarantee the principal in the PRC, unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise's own use, with the exception of the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts, and other proof as part of the registration procedure for outbound investment.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities that had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name, and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

E. Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciations, and there is no taxation in the nature of inheritance tax or estate duty, or withholding tax applicable to us or to any holder of our ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those that hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010, but it is otherwise not a party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of ordinary shares will not be subject to taxation in the Cayman Islands, and no withholding will be required on the payment of a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on February 24, 2017. Generally, our PRC subsidiaries, which are considered PRC resident enterprises under the Enterprise Income Tax Law, are subject to enterprise income tax on their worldwide taxable income as determined under the Enterprise Income Tax Law and accounting standards at a rate of 25%.

In addition, the Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts, and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in China.

If the PRC tax authorities determine that our company or any of our overseas subsidiaries is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, under the Enterprise Income Tax Law and its implementing rules, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares. Finally, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares by such investors may be subject to PRC tax at a current rate of 20% (which, in the case of dividends, may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors-Risks Related to Doing Business in China-We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares.

This discussion applies only to a U.S. Holder that holds the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income, and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

As used herein, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein, or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local, and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Taxation of Distributions

Except as described below under “Passive Foreign Investment Company Rules,” distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, and subject to the passive foreign investment company rules described below, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have a foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “PRC Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the credibility of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of Ordinary Shares

Except as described below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in such ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “PRC Taxation,” gains on the sale of ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code, capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the credibility of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties, and certain gains. Cash is a passive asset for these purposes.

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

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ordinary shares exceed 125% of the average of the annual distributions on ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC (or, with respect to a particular U.S. Holder, were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Alternatively, if we were a PFIC and if our ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ordinary shares would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Capital Market, where our ordinary shares are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year in which we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ordinary shares will be treated as discussed under “-Taxation of Distributions” above.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which, if available, could materially affect the tax consequences of the ownership and disposition of our ordinary shares if we were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on bank borrowings, income generated by excess cash, and net proceeds from equity financings, which are mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Foreign Exchange Risk

All of our revenue and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ordinary shares will be affected by the exchange rate between the U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our shares will be traded in U.S. dollars.

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

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of June 30, 2025 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and chief financial officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were not effective, due to the material weaknesses in our internal control over financial reporting as described below.

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

(3)	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of June 30, 2025, using criteria established in the framework of the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation and as a result of the material weakness discussed below, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was not effective as of June 30, 2025 due to the following material weaknesses:

●	We do not have sufficient qualified accounting personnel with the level of knowledge, experience, and training of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements. Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

●	We plan to take steps to remediate the material weakness in our internal control over financial reporting as soon as practicable by:

o	hiring additional internal staff familiar with US GAAP and SEC reporting; and

o	providing training to our accounting personnel on US GAAP, SEC reporting, and other regulatory requirements regarding the preparation of financial statements.

●	We have also engaged a third-party consultant with U.S. GAAP knowledge and SEC reporting experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with U.S. GAAP.

Notwithstanding the material weakness in our internal control over financial reporting, the consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States.

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

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Heung Ming Henry Wong is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conform to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code.

A copy of the conduct and business ethics has been filed as an exhibit to our Registration Statement on Form F-1, File no. 333-233468, filed on August 26, 2019, as amended. The Company will provide any person with a copy of its code of ethics, without charge, upon request. Such a request should be addressed to the Company at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended June 30,
	2025	2024
Audit Fees	$280,000	$231,500
Audit-related Fees	-	-
Tax Fees	-	-
TOTAL	$280,000	$231,500

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

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning. Included in such Tax Fees were fees for the preparation of our tax returns, and consultancy and advice on other tax planning matters.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We were incorporated in the Cayman Islands, and our corporate governance practices are governed by applicable Cayman Islands law, our memorandum and articles of association. In addition, because our ordinary shares are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We currently follow our home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series to be exempt from the requirements as follows: (i) Nasdaq Marketplace Rule 5620(a) which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; (ii) Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; (iii) Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; (iv) Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (y) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

Our Cayman Islands counsel, Conyers Dill & Pearman, has provided a relevant letter to NASDAQ certifying that under Cayman Islands law, we are not required to seek shareholders’ approval in the above circumstance.

If we choose to follow additional home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information - D. Risk Factors- Risks Related to Our Ordinary Shares-As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

The Company has adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Item 16K. CYBERSECURITY

The management of cybersecurity is an integrated part of the Company’s overall risk management system. First, the Company has adopted an Information Safety Policy to manage the cybersecurity risk. Secondly, led by our Chief Technology Officer (“CTO”), our IT department is responsible for the cybersecurity of the Company. Internally, the Company established a firewall to prevent the intrusion of our internal system. The firewall can monitor and filter the traffic and prevent unauthorized visitors or cyberattacks. Its monitoring system could show the real-time online traffic and system activities to find and alert to a cyberattack. The Company also updates its Information Safety Policy regularly, and our CTO reports to our CEO quarterly. Any material events shall be reported to the CEO immediately. The Company currently has not engaged any assessors, consultants, or other third parties in connection with its cybersecurity. The Company uses small programs instead of apps for its platform, which has fewer cybersecurity risks. The Company and its IT department, including the CTO, have established files and emergency plans to respond to cybersecurity events. The Company makes timely updates to system and application software and fixes bugs to reduce the risks. All our employees and service providers who have access to our system shall have regular cybersecurity training and tests. The Company currently stores its data with Huawei Cloud, which will secure the data safety. Their services also include cyber security and information safety to protect the data safety. Huawei Cloud also has data encryption and ID verification functions to encrypt sensitive data and avoid unauthorized visits and theft. The ID verification will ensure that only authorized users can visit the system and access certain data. The Company has established response and emergency plans for cybersecurity events, and our CTO reports to our CEO quarterly. Any material events, the CEO shall call for an emergency board meeting to report the event. Our CTO has extensive IT, internet, and cybersecurity experience. He received a bachelor’s degree in computer science from Fuzhou University in 2014 and has served as the IT manager of our subsidiary since 2015, and became our CTO in 2019. As of the date of this report, there have been no cybersecurity incidents, have materially affected the Company yet.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-3 filed on September 10, 2021)
1.2	The Fifth Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Form 6-K filed on March 10, 2025)
2.1*	Description of Shares
4.1	Exclusive Business Cooperation Agreement, dated February 22, 2019, between E-Home Household Service Technology Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.2	Exclusive Option Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.3	Equity Interest Pledge Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.4	Voting Rights Proxy and Financial Supporting Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.5	Exclusive Business Cooperation Agreement, dated February 20, 2019, between E-Home Household Service Technology Co., Ltd. and Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.6	Exclusive Option Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.7	Equity Interest Pledge Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.8	Voting Rights Proxy and Financial Supporting Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.9	Form of Business Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed on August 26, 2019)

4.10	Form of Housekeeping Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.11	Form of Internet At-Home Senior Care Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.12	Rental Contract, dated December 31, 2019, between Zheng Hui and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.13	Housing Lease Contract, dated December 22, 2017, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.14	Supplemental Lease Contract, dated March 12, 2019, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.15	Lease Agreement for Jinjiang Qinghua Business Hotel and its Supplements (English Translation) (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.16	Financing Lease Agreement between Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and Fujian Yidao Car Rental Company Limited (English Translation) (English Translation) (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.17	Form of Labor Contract for Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.18	Form of Executive Employment Agreement between the registrant and the executive officers of the registrant (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1/A filed on March 31, 2021)
4.19	Form of Indemnification Agreement between the registrant and the directors and executive officers of the registrant (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.20	Form of Appliances Installation and Maintenance and Cleaning Services Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.21	Form of Securities Purchase Agreement, dated December 20, 2021 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on December 23, 2021)
4.22	Form Convertible Promissory Note, dated December 20, 2021 (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 23, 2021)
4.23	Form of Warrants (incorporated by reference to Exhibit 99.3 to Form 6-K filed on December 23, 2021)
4.24	English Translation of Equity Transfer Agreement, dated January 20, 2022, by and among the Company, E-Home (Pingtan) Home Service Co., Ltd., Mr. Guoqing Wang and Putian YouYou Cleaning Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on January 21, 2022)
4.25	English Translation of Equity Transfer Agreement, dated January 20, 2022, by and among the Company, E-Home (Pingtan) Home Service Co., Ltd., the Sellers and Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd. (incorporated by reference to Exhibit 99.2 to Form 6-K filed on January 21, 2022)
4.26	Form of Securities Purchase Agreement, dated May 13, 2022 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on May 17, 2022)
4.27	Form Convertible Promissory Note, dated May 13, 2022 (incorporated by reference to Exhibit 99.2 to Form 6-K filed on May 17, 2022)
4.28	Form of Warrants (incorporated by reference to Exhibit 99.3 to Form 6-K filed on May 17, 2022)
4.29	English Translation of Equity Transfer Agreement, dated June 14, 2022, by and among the Company, E-Home Hong Kong, Ms. Ling Chen and Zhongrun (Fujian) Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on June 15, 2022)

4.30	English Translation of Equity Transfer Agreement, dated August 2, 2022, by and among the Company, E-Home Hong Kong, Mr. Jianying Lin and Fujian Chuangying Business Science and Technology Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on August 3, 2022)
4.31	Form of Securities Purchase Agreement, dated August 16, 2022 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on August 17, 2022)
4.32	Ordinary Share Purchase Agreement (incorporated by reference to Exhibit 99.1 to Form 6-K filed on September 19, 2022)
4.33	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21, 2022)
4.34	English Translation of Equity Transfer Agreement dated December 20, 2022 by and among Ms. Chen, Hong Kong E-Home, the Company and Zhongrun (incorporated by reference to Exhibit 99.1 to Form 6-K filed on December 20, 2022)
4.35	Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to Form 6-K filed on January 6, 2023)
4.36	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed on January 30, 2023)
4.37	2023 Share Incentive Plan of the Company (incorporated by reference to Exhibit 99.1 to Form 6-K filed on May 16, 2023)
4.38	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed on July 21, 2023)
4.39	Securities Purchase Agreement by and between E-Home Household Service Holdings Limited and the Purchasers, dated January 11, 2024 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on January 16, 2024)
4.40	Stock Award Agreement by and between E-Home Household Service Holdings Limited and Wenshan Xie dated on January 9, 2024. (incorporated by reference to Exhibit 10.2 to Form 6-K filed on January 16, 2024)
4.41	Form of Securities Purchase Agreement dated March 21, 2024 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on March 25, 2024)
4.42	E-Home Household Service Holdings Limited 2024 Omnibus Equity Plan (incorporated by reference to Exhibit 99.1 to Form S-8 filed on May 28, 2024)
4.43	Form of Securities Purchase Agreement dated July 5, 2024 incorporated by reference to Exhibit 10.1 to Form 6-K filed on July 9, 2024)
4.44	Securities Purchase Agreement by and between E-Home Household Service Holdings Limited and the Purchasers, dated March 10, 2025 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on March 14, 2025)
4.45	Form of Securities Purchase Agreement by and between E-Home Household Service Holdings Limited and the Purchasers, dated March 20, 2025 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on March 24, 2025)
4.46	Form of Securities Purchase Agreement by and between E-Home Household Service Holdings Limited and the Purchasers, dated August 2025 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on August 12, 2025)
8.1*	List of the registrant’s subsidiaries
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 filed on August 26, 2019)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Fujian Dajia Law Firm
15.2*	Consent of Enrome LLP
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to Form 20-F filed on October 29, 2024)
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to Form 20-F filed on October 29, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

Date: October 30, 2025

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

E-Home Household Service Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of E-Home Household Service Holdings Limited and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years ended June 30, 2025, 2024 and 2023, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended June 30, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

/s/ Enrome LLP

We have served as the Company’s auditor since 2023

Singapore

October 30, 2025

E-Home Household Service Holdings Limited

Consolidated Balance Sheets

As of June 30, 2025 and 2024

(In U.S. Dollars, except for Share Data)

	2025	2024 (reclassified)
ASSETS
Current assets
Cash and cash equivalents	$173,023,447	$100,664,908
Restricted cash	8,425	144,855
Accounts receivable, net	7,980	174,670
Advance to suppliers, net	39,393	58,792
Inventories	-	11,085
Loan receivables	31,930,000	-
Due from related parties	150,876	-
Prepayments, deposits and other current assets, net	3,947,021	6,496,411
Current assets of discontinued operations	-	1,218,825
Total current assets	209,107,142	108,769,546
Non-current assets
Property and equipment, net	4,223,973	4,380,391
Intangible assets, net	-	2,377
Operating lease – right-of-use assets, net	4,383,029	4,795,273
Long-term prepayments and other non-current assets	60,349,230	60,769,864
Non-current assets of discontinued operations	-	1,372
Total non-current assets	68,956,232	69,949,277
TOTAL ASSETS	$278,063,374	$178,718,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$5,591,799	$5,975,275
Contract liabilities	298,785	487,071
Taxes payable	36,306	36,230
Current maturities of operating lease liabilities	78,976	76,419
Due to related parties	2,499,951	3,154,698
Current liabilities of discontinued operations	-	2,698,252
Total current liabilities	8,505,817	12,427,945
Long-term portion of operating lease liabilities	1,331,873	1,313,276
Deferred tax liabilities	397,423	1,819,826
Total non-current liabilities	1,729,296	3,133,102
TOTAL LIABILITIES	10,235,113	15,561,047

Commitments and contingencies (Note 20)	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.05 par value, 20,000,000 shares authorized; 4,003,859 shares and 40,887* issued and outstanding as of June 30, 2025 and 2024)	200,190	2,044
Additional paid-in capital	297,026,948	191,883,857
Statutory reserve	664,100	664,100
Accumulated deficits	(23,999,135)	(23,019,895)
Accumulated other comprehensive loss	(7,997,390)	(7,168,199)
Total equity attributable to E-Home shareholders	265,894,713	162,361,907
Non-controlling interest	1,933,548	795,869
TOTAL SHAREHOLDERS’ EQUITY	267,828,261	163,157,776
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$278,063,374	$178,718,823

*	Retrospectively restated for effect of reverse stock splits on September 24, 2024 and May 30, 2025, and capital reduction on March 6, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended June 30, 2025, 2024 and 2023

(In U.S. Dollars, except for Share Data)

	2025	2024 (reclassified)	2023 (reclassified)
Revenues
Installation and maintenance	$32,117,882	$29,773,730	$41,177,200
Housekeeping	15,861,366	15,409,924	17,210,122
Senior care services	353,404	4,025,456	6,515,953
Educational consulting services	1,070,304	1,257,045	1,050,397
Total revenues	49,402,956	50,466,155	65,953,672
Cost of revenues
Installation and maintenance	23,796,369	22,015,277	27,989,959
Housekeeping	13,685,042	13,194,887	14,453,168
Senior care services	142,851	2,188,798	4,471,015
Educational consulting services	725,619	521,549	671,825
Total cost of revenues	38,349,881	37,920,511	47,585,967
Gross profit	11,053,075	12,545,644	18,367,705
Operating expenses
Sales and marketing expenses	13,333,409	21,315,481	22,448,015
General and administrative expenses	5,988,492	7,040,211	21,392,769
Total operating expenses	19,321,901	28,355,692	43,840,784
Loss from operations	(8,268,826)	(15,810,048)	(25,473,079)
Other income (expenses), net
Interest income	2,081,575	295,828	229,045
Interest expense	-	(509,208)	(741,582)
Accretion of financing cost	-	(1,353,661)	(1,376,458)
Fair value loss	-	-	(3,747,100)
Other income (expenses), net	276,905	(1,745,647)	94,900
Total other income (expenses), net	2,358,480	(3,312,688)	(5,541,195)
Loss before income taxes from continuing operations	(5,910,346)	(19,122,736)	(31,014,274)
Income tax expense	-	(21,624)	(286,335)
Net loss from continuing operations	(5,910,346)	(19,144,360)	(31,300,609)
Discontinued operations:
Loss from discontinued operations, net of income taxes	(58,576)	(323,692)	(4,941,640)
Gain on disposal of discontinued operations, net of tax	2,827,017	-	-
Net income (loss) from discontinued operations	2,768,441	(323,692)	(4,941,640)
Net loss	$(3,141,905)	$(19,468,052)	$(36,242,249)
Net loss attributable to shareholders	(979,240)	(19,387,129)	(35,006,839)
Net loss attributable to non-controlling interests	(2,162,665)	(80,923)	(1,235,410)
Net loss	$(3,141,905)	$(19,468,052)	$(36,242,249)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	(1,120,662)	(62,877)	(6,184,172)
Total comprehensive loss	$(4,262,567)	$(19,530,929)	$(42,426,421)

Net loss per ordinary share - basic	$(0.81)	$(1,196.74)	$(15,043.76)
Net loss per ordinary share - diluted	(0.81)	(1,196.74)	(14,852.29)
Weighted average number of ordinary shares outstanding - basic	1,204,559	16,200 *	2,327 **
Weighted average number of ordinary shares outstanding - diluted	1,204,559	16,200 *	2,357 **

*	Retrospectively restated for effect of reverse stock splits on September 24, 2024 and May 30, 2025.

**	Retrospectively restated for effect of reverse stock splits on September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended June 30, 2025, 2024 and 2023

(In U.S. Dollars, except for Share Data)

	Number of Shares		Ordinary Shares	Additional paid-in capital	Statutory reserve	Retained earnings (Accumulated deficits)	Accumulated other comprehensive loss	Non-controlling interest	Total shareholders’ equity
Balance as of June 30, 2022	9	***	$-	$33,456,757	$664,100	$31,374,073	$(945,093)	$(19,953)	$64,529,884
Loss for the year	-		-	-	-	(35,006,839)	-	(1,235,410)	(36,242,249)
Foreign currency translation adjustment	-		-	-	-	-	(6,164,161)	(20,011)	(6,184,172)
Acquisition of 75% ownership in Zhongrun	24		1	11,350,318	-	-	-	2,156,098	13,506,417
Acquisition of 100% ownership in Chuangying-	3		-	5,593,049	-	-	-	-	5,593,049
Shares issued to investors	914		46	92,979,631	-	-	-	-	92,979,677
Shares issued under equity incentive plan	1		-	106,000	-	-	-	-	106,000
Shares issued for conversion of convertible notes	139		7	3,519,993	-	-	-	-	3,520,000
Balance as of June 30, 2023	1,090	**	54	147,005,748	664,100	(3,632,766)	(7,109,254)	880,724	137,808,606
Loss for the year	-		-	-	-	(19,387,129)	-	(80,923)	(19,468,052)
Foreign currency translation adjustment	-		-	-	-	-	(58,945)	(3,932)	(62,877)
Reverse stock split	(16)		(1)	1	-	-	-	-	-
Shares issued to investors	32,293		1,615	35,731,945	-	-	-	-	35,733,560
Shares issued under equity incentive plan	4,440		222	3,690,638	-	-	-	-	3,690,860
Shares issued for conversion of convertible notes	3,080		154	5,455,525	-	-	-	-	5,455,679
Balance as of June 30, 2024	40,887	*	2,044	191,883,857	664,100	(23,019,895)	(7,168,199)	795,869	163,157,776
Loss for the year	-		-	-	-	(979,240)	-	(2,162,665)	(3,141,905)
Foreign currency translation adjustment	-		-	-	-	-	(829,191)	(291,471)	(1,120,662)
Reverse stock split	2,972		146	(146)	-	-	-	-	-
Shares issued to investors	3,630,000		181,500	104,291,837	-	-	-	3,591,815	108,065,152
Shares issued under equity incentive plan	330,000		16,500	851,400	-	-	-	-	867,900
Balance as of June 30, 2025	4,003,859		200,190	297,026,948	664,100	(23,999,135)	(7,997,390)	1,933,548	267,828,261

*	Retrospectively restated for effect of reverse stock splits on September 24, 2024 and May 30, 2025, and capital reduction on March 6, 2025.

**	Retrospectively restated for effect of reverse stock splits on September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025, and capital reduction on March 6, 2025.

***	Retrospectively restated for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025, and capital reduction on March 6, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2025, 2024 and 2023

(In U.S. Dollars)

	2025	2024	2023
Cash generated from operating activities
Net loss	$(3,141,905)	$(19,468,052)	$(36,242,249)
Adjustments to reconcile net loss to net cash
Interest expenses	-	509,208	741,582
Interest income of loan receivables	(1,702,933)	-	-
Provision for allowance of expected credit losses	1,447,666	511,383	-
Depreciation and amortization	431,786	446,783	2,257,790
Amortization of right-of-use assets	402,441	403,960	692,557
Shares issued to directors and consultants	867,900	3,690,860	106,000
Gain on disposal of discontinued operations	(2,827,017)	-	-
Income tax expense	-	21,624	286,335
Convertible note - Accretion of financing cost	-	1,353,661	1,376,458
Property and equipment written off	-	61,059	-
Intangible assets written off	-	19,300	-
Fair value loss	-	-	3,747,100
Impairment loss	-	-	15,518,178
Changes in operating assets and liabilities
Accounts receivables	349,593	279,915	(210,146)
Advance to suppliers	926,912	38,037	(1,102,585)
Inventories	18,685	16,015	(144,611)
Prepayments, deposits and other current assets	2,394,318	(203,057)	475,241
Long-term prepayments and other non-current assets	418,978	2,019,217	(55,332)
Accounts payable and accrued expenses	(2,935,384)	578,232	5,349,191
Contract liabilities	(201,066)	(1,651,589)	33,829
Taxes payable	(2,096)	(2,956)	(504,831)
Operating lease liabilities	16,227	(76,754)	(729,571)
Cash used in operating activities	(3,535,895)	(11,453,154)	(8,405,064)
Cash generated from investing activities
Loan receivables	(31,930,000)	-	-
Disposal of subsidiaries, net of cash disposed	(315)	-	-
Repayment from (Lending to) related parties	(150,876)	4,295,120	(4,295,120)
Deposits for purchase of land and properties	-	-	(60,000,000)
Purchases of property and equipment	(292,327)	-	(887,838)
Purchases of intangible assets	-	-	(19,676)
Cash (used in) provided by investing activities	(32,373,518)	4,295,120	(65,202,634)
Cash generated from financing activities
Proceeds from stock issuance	108,065,152	35,733,560	92,979,677
Due to related parties	592,649	1,444,930	1,630,511
Proceeds from short-term loan	-	-	1,402,203
Payment of financial leases	-	-	(76,135)
Repayment of convertible notes	-	(549,236)	(400,000)
Cash provided by financing activities	108,657,801	36,629,254	95,536,256
Net increase in cash and cash equivalents	72,748,388	29,471,220	21,928,558
Effects of currency translation	(526,594)	86,478	(5,518,230)
Cash, cash equivalents and restricted cash at beginning of year	100,810,078	71,252,380	54,842,052
Cash, cash equivalents and restricted cash at end of year	$173,031,872	$100,810,078	$71,252,380

Reconciliation for cash, cash equivalents and restricted cash:
Cash and cash equivalents	173,023,447	100,665,223	71,252,380
Restricted cash	8,425	144,855

Supplemental disclosure of cash information:
Income taxes paid	$-	$-	$1,044,082
Interest paid	$-	$509,208	$741,582

Supplemental disclosure of non-cash information:
Issuance of shares to directors and consultants	$867,900	$3,690,860	$106,000
Issuance of shares for convertible note principal and interest settlement	$-	$5,455,679	$3,520,000
Issuance of shares for acquisition of 75% equity in Zhongrun	$-	$-	$11,350,319
Issuance of shares for acquisition of 100% equity in Chuangying	$-	$-	$5,593,049

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

Reorganization

In preparation of its initial public offering in the United States, the following transactions were undertaken to reorganize the legal structure of the Company. The reorganization involved (i) the incorporation of the Company in the Cayman Islands as a holding company; (ii) the establishment of E-Home Household Service Holdings Limited (“E-Home Hong Kong”) as a wholly-owned subsidiary in Hong Kong, PRC; (iii) the establishment of E-Home Household Service Technology Co., Ltd. (“WOFE”), as a wholly-owned subsidiary of E-Home Hong Kong in Fujian, PRC; (iv) the entry by WFOE into contractual arrangements with E-Home (Pingtan) Home Service Co., Ltd. (“E-Home Pingtan”) and Fuzhou Bangchang Technology Co. Ltd. (“Fuzhou Bangchang”) and their shareholders. The Company, E-Home Hong Kong and WFOE are all holding companies and had not commenced operation until this reorganization was complete. A reorganization of the Company’s legal structure was completed in February 2019.

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

On May 8, 2025, the Company’s extraordinary general meeting approved the resolution of a one-for-fifty share consolidation with the market effective on May 30, 2025, such that the par value of each ordinary share is increased from US$0.001 to US$0.05. As a result of the one-for-fifty reverse stock split, each fifty pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split.

The number of ordinary shares outstanding as of June 30, 2025 and 2024, and for the years ended June 30, 2025, 2024 and 2023 were retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025.

Capital reorganization and reduction

On November 26, 2024, the shareholders of the Company approved the special resolutions of a capital reorganization, a capital reduction, and the change of authorized share capital of the Company as follows: (i) the par value of issued ordinary shares of par value US$10.00 each be reduced from US$10.00 to US$0.001 by cancelling the paid up share capital to the extent of US$9.999 per issued ordinary share by way of a reduction of capital so as to form new issued ordinary share(s) with par value of US$0.001 each immediately following the capital reduction becoming effective; (ii) the authorized share capital of the Company shall be changed from US$1,000,020,000 divided into (x) 100,000,000 shares designated as ordinary shares with a nominal or par value of US$10 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share to US$1,000,020,000 divided into (x) 1,000,000,000,000 shares designated as ordinary shares with a nominal or par value of US$0.001 each and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 each.

The Company’s major consolidated subsidiaries as of June 30, 2025 are as follows:

Name	Date of Incorporation	Place of Organization	% of Ownership
E-Home Household Service Holdings Limited	October 16, 2018	Hong Kong	100%
E-Home Household Service Technology Co., Ltd.	December 5, 2018	PRC	90.8%
E-Home (Pingtan) Home Service Co., Ltd.	April 1, 2014	PRC	100%
Fuzhou Bangchang Technology Co. Ltd.	March 15, 2007	PRC	100%
Fuzhou Yongheng Xin Electric Co., Ltd. (“YHX”)	October 12, 2004	PRC	100%
Fujian Happy Yijia Family Service Co., Ltd.	January 19, 2015	PRC	100%
Danyang Fumao Health development Co., Ltd.	June 23, 2021	PRC	100%
Fujian Chuangying Business Science and Technology Co., Ltd. (“Chuangying”)	September 9, 2013	PRC	100%
Fujian Weizhixing Technology Co., Ltd.	January 4, 2017	PRC	90%
Fuzhou Funeng Enterprise Management Consulting Co., Ltd.	October 13, 2011	PRC	90%

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

Discontinued operations

The Company accounts for a component of its business as a discontinued operation when the criteria in ASC 205-20, Presentation of Financial Statements — Discontinued Operations, are met. A discontinued operation is a component of an entity that has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations, or is part of a single coordinated plan to dispose of such a line of business or area of operations, and for which the operations and cash flows can be clearly distinguished from the rest of the Company.

Upon meeting the criteria for discontinued operations, the results of operations of the component, including any gain or loss recognized on the disposal, are presented separately, net of income taxes, from continuing operations in the consolidated statements of operations for all periods presented. Assets and liabilities of a component classified as held for sale are presented separately in the consolidated balance sheets.

Prior-period financial statements are reclassified to conform to the current presentation when a component of the business is reported as a discontinued operation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, revenue recognition, the allowance for credit losses, estimated useful lives of fixed assets, intangible assets and operating lease right-of-use assets, and accruals for income tax uncertainties.

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

The ending balance of restricted cash presented on the face of the consolidated balance sheets as of June 30, 2025 and 2024 were $8,425 and $144,855, respectively.

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

For the years ended June 30, 2025, 2024 and 2023, the Company assessed the recoverability of its accounts receivable and record expected credit losses of $105,212, $288,662 and Nil, respectively.

Advance to suppliers

Advance to suppliers refer to advances for purchase of inventories or services, which are applied against accounts payable when the inventories or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. The allowance for advances to suppliers recognized for the years ended June 30, 2025, 2024 and 2023 were Nil, $222,721 and Nil, respectively.

Loan receivables

Loan receivables represent amounts due from non-related party companies. Loan receivables are recorded at the outstanding principal amount, net of an allowance for credit losses if applicable. The Company assesses the collectability of loan receivables on a periodic basis in accordance with ASC 326, Financial Instruments — Credit Losses. An allowance for credit losses is established when management determines that it is probable that not all amounts will be collected according to the contractual terms. The assessment is based on factors such as the borrower’s financial condition, payment history, current economic conditions, and reasonable and supportable forecasts. Loan balances are written off when collection is deemed not probable and all collection efforts have been exhausted.

Interest income of loan receivables is recognized based on the contractual interest rates using the effective interest method. Interest receivable recorded in prepayments, deposits and other current assets represents accrued interest that has been earned but not yet received as of the balance sheet date. Accrued interest is evaluated for collectability together with the related loan receivables and is included in the allowance for credit losses, if applicable.

Prepayments, deposits and other current assets

Prepayments, deposits and other current assets refer to prepaid for marketing fee, receivable from equity transfer, tax receivable and so on. Prepaid marketing fees are amortized during the contract periods which are within 1 year.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the receivables expected not to be collected, the Company would write off such amount in the period when it is considered as impaired. For the years ended June 30, 2025, 2024 and 2023, the Company assessed the recoverability of its accounts receivable and record expected credit losses of $1,342,454, Nil and Nil, respectively.

Inventories

Inventories primarily include purchased accessories, appliances and E-watches for senior care services. Cost of inventories is based on purchase costs. Inventories are stated at the lower of cost or net realizable value. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for work in progress. For the years ended June 30, 2025, 2024 and 2023, the Company recorded impairment provision of inventories for lower of cost or net realizable value of Nil, Nil and $119,782, respectively.

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

Contract liabilities

Contract liabilities represent the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration, or an amount of consideration is due from the customer. The Company recognizes contract liabilities when it receives payments from customers before the related performance obligation is satisfied.

Contract liabilities are recognized at the earlier of when the related revenue is recognized or when payments are received in advance of performance. Upon satisfying the performance obligations, the Company recognizes the revenue and reduces the contract liabilities balance.

Leases

From July 1, 2018, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended June 30, 2023, 2024 and 2025.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable and accounts payable to approximate the fair value of the respective assets and liabilities as of June 30, 2025 and 2024 owing to their short-term or immediate nature. The carrying amounts of the long-term receivables and payables approximate their fair value as the interest rates are comparable to the prevailing interest rates in the market. For operating lease liabilities, fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which incremental borrowing rates used to discount the host contracts approximate market rates. For the years ended June 30, 2025, 2024 and 2023, there were no transfers between different levels of inputs used to measure fair value.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, pursuant which revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.

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

Housekeeping services

Housekeeping services refer to services including housecleaning, maternity matron and personnel staffing. Revenues from housekeeping are generally recognized at a point in time upon completion of services to the customer based on the relative selling price method. For certain cleaning service orders provided to corporate clients under service arrangements that cover a specified period, revenues are recognized over time based on the progress toward completion of the performance obligation, as the services are rendered.

The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). The Company determines it is a principal and recognizes revenues at the gross amount received for the services.

Senior care services

Senior care services refer to services including heart rate test, daily steps count, location and track record, call for help by WeChat or phone, and other care services including nanny service rendered to senior customers through an E-watch, which is given to the customers when they pay the annual fees. The customers sign a contract for the services with our company. The contract term is normally one year. The revenues from senior care services are allocated into the revenue from the E-watch sold and the revenue of the services provided. Revenues from the E-watch sold are recognized at a point in time once customers receive the E-watch and the revenues from the services provided are recognized over the service period. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine it is a principal and recognizes revenues at the gross amount received for the services.

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

Sales of pharmaceutical products

The Company also generates revenues from sales of pharmaceutical products to its customers, which are mainly pharmaceutical stores in PRC. The business has been discontinued since November 2024, as the Company disposed of its subsidiary Zhongrun. Under the adoption of ASC 606, the Company recognized revenues in a manner to depict the transfer of goods to a customer at an amount that reflects the consideration expected to be received in exchange for those goods. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

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

For the years ended June 30, 2025, 2024 and 2023, the Company received government subsidies of $338, $14,035, and $86,120, respectively. The grants were recorded as other income in the consolidated financial statements.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no potentially dilutive ordinary shares for the year ended June 30, 2025. The potentially dilutive ordinary shares for years ended June 30, 2024 and 2023 were 55 shares and 14,815 shares, respectively.

Comprehensive loss

ASC Topic 220 establishes standards for reporting comprehensive income (loss) and its components. Comprehensive loss is defined as the change in equity during a period from transactions and other events from non-owner sources. For the fiscal years ended June 30, 2025, 2024 and 2023, foreign currency translation loss adjustments of $1,120,662, $62,877 and $6,184,172, respectively, were recognized as a component of accumulated other comprehensive loss, respectively.

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

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of U.S. Dollar reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	June 30, 2025	June 30, 2024	June 30, 2023
Year-end spot rate	US$1= 7.1586 RMB	US$1= 7.1268 RMB	US$1= 7.2258 RMB
Average rate	US$1= 7.1518 RMB	US$1= 7.1249 RMB	US$1= 6.9890 RMB

Segment reporting

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Company’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Company’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria. The Company’s four segments are installation & maintenance, housekeeping, senior care services, and educational consulting services. The Company launched senior care services and started generating revenue from this new segment in August 2019. Segments of sales of pharmaceutical products and educational consulting services were acquired from business combination during the year ended June 30, 2023.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. There are no known commitments or contingencies as of June 30, 2025 and 2024.

Concentration of risks

Exchange rate risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from exchange rate fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of June 30, 2025 and 2024, the RMB denominated cash and cash equivalents amounted to $173,009,847 and $100,782,851, respectively.

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

In July 2024, the FASB issued ASU 2024-03, Income Statement — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires public business entities to provide more detailed disaggregation of certain expense line items presented in the income statement, including the amounts related to employee compensation, depreciation, amortization, and inventory and manufacturing expense, among others. The objective of this update is to enhance the transparency and decision-usefulness of expense information provided to investors. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this ASU on its consolidated financial statement disclosures and expects the standard will primarily affect the level of expense disaggregation presented in the notes to the consolidated financial statements rather than recognition or measurement.

In January 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-01 — Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company expects the adoption on this ASU will not have a material effect on the Company's consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company expects the adoption on this ASU will not have a material effect on the Company's consolidated financial statements.

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expect the adoption on this ASU will not have a material effect on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and other comprehensive loss and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following as of June 30, 2025 and 2024:

	2025	2024
Accounts receivable	$395,087	$463,255
Less: allowance for credit loss	(387,107)	(288,585)
Accounts receivable, net	$7,980	$174,670

Changes of allowance for credit loss for accounts receivable for the years ended June 30, 2025 and 2024 are as follows:

	2025	2024

Beginning balance	$288,585	$-
Additions	105,212	288,662
Exchange rate difference	(6,690)	(77)
Ending balance	$387,107	$288,585

The Company gives its customers credit periods of 30 days to 1 year and continually assesses the recoverability of uncollected accounts receivable. For the years ended June 30, 2025 and 2024, the Company assessed the recoverability of its accounts receivable and record expected credit losses of $105,212 and $288,662, respectively.

NOTE 4 – LOAN RECEIVABLES

Loan receivables as of June 30, 2025 consisted of short-term loans of $31,930,000 that the Company made to several non-affiliated companies and individuals for temporary lending purposes. The loans bear interest at a rate of 8% per annum and have contractual terms within one year.

The Company evaluates the collectability of its loan receivables based on the borrowers’ financial condition, repayment history, and other relevant factors. Based on this assessment, management concluded that all loan receivables and interest receivable were fully collectible as of June 30, 2025, and no allowance for credit losses was considered necessary. The Company recovered the full amount of these loan receivables and interest receivable on October 29, 2025.

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER CURRENT ASSETS

Prepayments, deposits and other current assets as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Prepaid for marketing fee*	$1,466,767	$4,532,188
Interest receivable	1,702,933	-
Receivable from equity transfer**	151,285	841,893
Tax receivable	552,101	574,770
Other prepaid expenses and current assets	73,935	547,560
Total prepayments, deposits and other current assets	$3,947,021	$6,496,411

*	The Company entered into several agreements with its suppliers for designing, marketing, advertising and branding services. Prepaid marketing fees are amortized during the contract periods which are within 1 year. The amortization of prepaid marketing fees were as follows:

	2025	2024
Beginning balance	$4,532,188	$4,220,986
Marketing fees paid	2,936,324	8,505,383
Amortization of marketing fees	(5,984,507)	(8,252,747)
Foreign exchange difference	(17,238)	58,566
Ending balance	$1,466,767	$4,532,188

**

In December 2022, the Company transferred its 20% ownership in Fuzhou Fumao to an unaffiliated individual at cost value by completing the registration process with local governmental authorities on December 24, 2022. As of June 30, 2024, the Company recorded the receivable amount of equity transfer of $841,893 (RMB 6,000,000) in prepayment, deposits and other current assets. The Company fully received the amount during the year ended June 30, 2025.

On October 29, 2024, the Company entered into an agreement to transfer its 75% ownership in Zhongrun to an unaffiliated individual for total consideration of RMB 1,087,500 (approximately $151,285). The consideration was recorded as prepayment, deposits and other current assets in the consolidated balance sheets. The transaction was completed on November 30, 2024, upon which Zhongrun ceased to be a subsidiary. The Company expects to receive the full amount of consideration by June 30, 2026.

The Company continually assesses the recoverability of uncollected receivables. The Company recovered the full amount of interest receivable of the loans made to several non-affiliated companies and individuals on October 29, 2025. For the years ended June 30, 2025 and 2024, the Company assessed the recoverability of prepayment, deposits and other current assets and record expected credit losses of $1,342,454 and Nil, respectively.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of June 30, 2025 and 2024:

	2025	2024
Buildings and improvements	$5,339,387	$4,995,614
Motor vehicles	340,368	341,886
Office and electronic equipment	125,732	126,293
Total property and equipment, at cost	5,805,487	5,463,793
Less: accumulated depreciation	(1,581,514)	(1,083,402)
Property and equipment, net	$4,223,973	$4,380,391

The Company recorded depreciation expense of $429,417, $436,686 and $807,879 for property and equipment during the years ended June 30, 2025, 2024 and 2023, respectively. For the years ended June 30, 2025, 2024 and 2023, the Company recorded no impairment losses for property and equipment, respectively.

For the years ended June 30, 2025, 2024 and 2023, the Company purchased new property and equipment of $292,327, Nil, and $887,838 in cash and cash equivalents, respectively. For the year ended June 30, 2023, the Company acquired property and equipment of $78,280 (cost of $463,207 and accumulated depreciation of $384,927) from business combinations.

For the year ended June 30, 2025, the Company recorded no disposal of property and equipment. For the year ended June 30, 2024, the Company wrote off office and electronic equipment and machinery of $61,042 (cost of $349,123 and accumulated depreciation of $288,081) and recorded written-off loss of $61,059 included in other income (loss), net. For the year ended June 30, 2023, the Company recorded no disposal of property and equipment.

As of June 30, 2025 and 2024, the Company pledged buildings and improvements to secure the short-term loan banking facilities granted to Zhongrun. The pledged assets served as collateral for Zhongrun’s borrowings prior to its disposal. The pledge was fully released in July 2025 following the settlement of the related banking facilities. The carrying value of the pledged buildings and improvements were as follows:

	2025	2024
Buildings and improvements, at cost	$5,339,387	$4,995,614
Less: accumulated depreciation	(1,340,619)	(925,894)
Buildings and improvements, net	$3,998,768	$4,069,720

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of June 30, 2025 and 2024:

	2025	2024
Customer relationships	$1,426,798	$7,748,590
Copyrights and trademarks	242,556	242,556
Software	16,682	16,756
Senior care service app	41,908	42,094
Less: accumulated amortization	(233,849)	(1,496,090)
Less: impairment	(1,494,095)	(6,551,529)
Intangible assets, net	$-	$2,377

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

As of June 30, 2025 and 2024, there were no any pledged intangible assets to secure bank loans, respectively. The Company recorded amortization expense of $2,369, $10,097 and $1,449,911 for the years ended June 30, 2025, 2024 and 2023, respectively. For the years ended June 30, 2025, 2024 and 2023, the Company recorded impairment losses for intangible assets of Nil, Nil and $6,551,529, respectively.

For the year ended June 30, 2025, the Company wrote off customer relationships with a carrying amount of $0 (cost of $6,321,792 and accumulated depreciation of $1,264,358 and impairment of $5,057,434) in connection with the disposal of Zhongrun. For the year ended June 30, 2024, the Company wrote off software of $19,295 (cost of $19,295 and accumulated depreciation of $0) and recorded written-off loss of $19,300 included in other income (loss), net. For the year ended June 30, 2023, the Company recorded no disposal of intangible assets, respectively.

NOTE 8 – OPERATING LEASE RIGHT-OF-USE ASSETS, NET

Operating lease right -of-use assets, net was as follows as of June 30, 2025 and 2024:

	2024	Increase/ (Decrease)	Exchange rate translation	2025
Shou Hill Valley Area	$2,104,731	$-	$(9,349)	$2,095,382
Villas	2,077,404	-	(9,228)	2,068,176
Farmland*	2,104,731	-	(9,349)	2,095,382
Base Station Tower	245,181	-	(1,089)	244,092
Total right-of-use assets, at cost	6,532,047	-	(29,015)	6,503,032
Less: accumulated amortization	(1,736,774)	(402,441)	19,212	(2,120,003)
Right-of-use assets, net	$4,795,273	$(402,441)	(9,803)	$4,383,029

*	On July 7, 2021, E-Home Pingtan entered into an agreement with an unaffiliated company and individual to obtain the right of use for farmland of 74 acers for $2,319,791 (RMB 15,000,000). The Company prepaid the installment of $2,319,791 (RMB 15,000,000) to the individual as of June 30, 2022.

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

For the year ended June 30, 2025, amortization of the operating lease right-of-use assets amounted to $402,441 and the interest on lease liabilities amounted to $44,192, respectively. For the year ended June 30, 2024, amortization of the operating lease right-of-use assets amounted to $403,960 and the interest on lease liabilities amounted to $44,359, respectively. For the year ended June 30, 2023, amortization of the operating lease right-of-use assets amounted to $430,112 and the interest on lease liabilities amounted to $65,924, respectively.

NOTE 9 – LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Deposits paid for land use right*	$60,000,000	$60,000,000
Deposits paid for lease assets	349,230	769,864
Total	$60,349,230	$60,769,864

*

On November 1, 2022, E-Home Pingtan entered into an investment agreement with Pingtan Comprehensive Experimental Area Investment Committee to invest in the project of “Haixia Home Management College” for promoting the education of home economics in the PRC. On January 30, 2023, the Company transferred $60,000,000 to Pingtan Comprehensive Experimental Area Investment Committee as deposits to acquire the land use right for the project  . The acquisition process is still in progress as of the date of this report.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following is a summary of accounts payable and accrued expenses as of June 30, 2025 and 2024:

	2025	2024
Payable to suppliers	$3,286,280	$3,439,196
Salary and welfare payables	516,100	525,830
Accrued expenses and other current liabilities	1,789,419	2,010,249
Total	$5,591,799	$5,975,275

NOTE 11 – CONTRACT LIABILITIES

Contract liabilites as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Housekeeping services	$211,095	$256,551
Educational consulting services	87,690	-
Senior care services	-	230,520
Total	$298,785	$487,071

E-Home received annual fees from senior care services customers and recognized revenues over the contract period. The amounts advanced from customers from senior care services were Nil and $230,520 as of June 30, 2025 and 2024, respectively, which will be recognized as senior care services revenue within 12 months. E-Home received advance from housekeeping services customers and recognized revenues when services are provided. The amounts advanced from customers from housekeeping services were $211,095 and $256,551 as of June 30, 2025 and 2024, respectively, which will be recognized as housekeeping services revenue within 12 months.

Chuangying received advances from its educational consulting services customers and recognized revenues when services are provided. The amounts advanced from customers from educational consulting services were $87,690 and Nil as of June 30, 2025 and 2024, respectively, which will be recognized as housekeeping services revenue within 12 months.

Contract liabilities as of June 30, 2025 and 2024 consisted of the following:

	2025	2024

Beginning balance	$487,071	$2,123,540
Prepayments from customers	299,069	487,201
Revenue recognized	(485,368)	(2,153,613)
Exchange rate difference	(1,987)	29,943
Ending balance	$298,785	$487,071

For the years ended June 30, 2025 and 2024, the Company recognized $485,368 and $2,153,613 of revenue, which were included in the contract liabilities balances at the beginning of the periods, respectively.

NOTE 12 – OPERATING LEASE LIABILITIES

Operating lease liabilities as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Villas*	$1,305,456	$1,259,346
Base Station Tower**	105,393	130,349
Total operating lease liabilities	$1,410,849	$1,389,695

Analyzed for reporting purposes as:

	2025	2024
Long-term portion of operating lease liabilities	$1,331,873	$1,313,276
Current maturities of operating lease liabilities	78,976	76,419
Total	$1,410,849	$1,389,695

The operating lease liabilities is the net present value of the remaining lease payments as of June 30, 2025 and 2024.

The discount rates used for the Villas and Base Station Tower were 4.12% and 3.14%, respectively. The weighted average discount rate used for operating leases was 3.75%. The weighted average remaining lease terms for operating leases was 11.0 years. The incremental borrowing rate for the Company ranged from 3.7% to 4.8%.

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

For the years ended June 30, 2025, 2024 and 2023, total operating lease expense related to leases recognized under right-of-use assets and lease liabilities were $446,633, $448,319 and $520,859, respectively. For the years ended June 30, 2025, 2024 and 2023, the short-term operating lease expense for leases not recognized as right-of-use assets were $2,936,324, $8,505,383 and $5,079,411, respectively.

*	The lease agreement of Villas was entered into on December 22, 2017, bears interest at about 4.12% and will be matured on December 31, 2037. Lease payments for this agreement are to be made every five years. As of June 30, 2025 and 2024, the Company has paid $696,584 for the first installment to the lessee.

***	The lease agreement of Base Station Tower was entered into on November 25, 2019, bears interest at about 3.14% and will be matured on November 24, 2029. Lease payments for this agreement are to be made every year. As of June 30, 2025 and 2024, the Company has paid $ 61,919 to the lessee.

Maturity analysis of operating lease liabilities as of June 30, 2025 is as follows:

Operating lease payment	Villas	Base station tower	Total undiscounted cash flows
Discount rate at commencement	4.12%	3.14%
One year	$-	$27,938	$27,938
Two years	-	27,938	27,938
Three years	760,624	27,938	788,562
Four years	-	27,938	27,938
Five years[i]	836,686	-	836,686
Total undiscounted cash flows	$1,597,310	$111,752	$1,709,062
Total operating lease liabilities	1,305,456	105,393	1,410,849
Difference between undiscounted cash flows and discounted cash flows	291,854	6,359	298,213

Maturity analysis of operating lease liabilities as of June 30, 2024 is as follows:

Operating lease payment	Villas	Base station tower	Total undiscounted cash flows
Discount rate at commencement	4.12%	3.14%
One year	$-	$28,063	$28,063
Two years	-	28,063	28,063
Three years	-	28,063	28,063
Four years	764,018	28,063	792,081
Five years	840,419	28,063	868,482
Total undiscounted cash flows	$1,604,437	$140,315	$1,744,752
Total operating lease liabilities	1,259,346	130,349	1,389,695
Difference between undiscounted cash flows and discounted cash flows	345,091	9,966	355,057

NOTE 13 – CONVERTIBLE NOTES

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

The Convertible Note 2022 was fully repaid and converted on June 18, 2024.

Net carrying amount of the liability component Convertible Notes dated as of June 30, 2025 and 2024 were Nil and Nil, respectively.

Net carrying amount of the equity component of the Convertible Notes as of June 30, 2025 and 2024 were as following:

	Amount allocated to conversion option	Issuance cost	Equity component, net

Convertible Note 2021	$1,092,460	$(182,255)	$910,205
Convertible Note 2022	683,393	(120,611)	562,782
Convertible Notes – equity portion	$1,775,853	$(302,866)	$1,472,987

Amortization of issuance cost and debt discount, and interest cost for the year ended June 30, 2025 were Nil and Nil, respectively. Amortization of issuance cost and debt discount, and interest cost for the year ended June 30, 2024 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Note 2021	$325,039	$229,463	$554,502
Convertible Note 2022	1,028,622	278,335	1,306,957
Convertible Notes	$1,353,661	$507,798	$1,861,459

The effective interest rate to derive the liability component fair value were 33.10% and 34.51% for Convertible Note 2021 and Convertible Note 2022, respectively.

Note 14 - Warrants

On December 20, 2021 and May 13, 2022, the Company issued warrants to settle the commission of the agent in connection with the issuance of the convertible notes during the year ended June 30, 2022. The warrants entitle the holder to purchase 157,934 ordinary shares (0 shares retrospectively adjusted for effect of the Company’s common reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) at an exercise price equal to $2 per share ($10,000,000 per share retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) and 386,585 ordinary shares (0 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) of the Company’s common stock at an exercise price equal to $0.49 per share ($2,450,000 per share retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025), respectively, at any time within a term of five year after issuance. The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock of the Company. In accordance with the accounting guidance, the outstanding warrants are recognized as additional paid in capital on the balance sheet and are measured at their inception date fair value.

As of June 30, 2025, the Company had approximately 0 and 0 warrants outstanding, respectively at an average exercise price of $2,450,000 per share and $10,000,000 and there were zero warrants exercised or repurchased.

As of June 30, 2024, the Company had approximately 39 and 16 warrants outstanding (0 and 0 retrospectively adjusted for effect of reverse stock splits on September 24, 2024 and May 30, 2025), respectively at an average exercise price between $2,450,000 and $20,000 ($49,000 per share and $10,000,000 per share retrospectively adjusted for effect of reverse stock splits on September 24, 2024 and May 30, 2025) and there were zero warrants exercised or repurchased.

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

NOTE 15 – TAXES

The Company is registered in the Cayman Islands. The Company generated substantially all of its income/ (loss) from its PRC operations for the years ended June 30, 2025, 2024 and 2023.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

E-Home Hong Kong is not subject to tax on income or capital gain since there have no operations in Hong Kong for the years ended June 30, 2025, 2024 and 2023, respectively.

PRC

Income Tax

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The EIT Law became effective on January 1, 2008. 25% tax rates apply to all the PRC operation subsidiaries in the Company.

The provision for income tax for the years ended June 30, 2025, 2024 and 2023, consisted of the following:

	2025	2024	2023
Current income tax provision	$-	$21,624	$(138,418)
Deferred income tax provision	-	-	424,753
Total	$-	$21,624	$286,335

The following table sets forth reconciliation between the statutory EIT rate and the effective tax for the years ended June 30, 2025, 2024 and 2023, respectively:

	2025	2024	2023
Loss before income taxes	$(5,933,702)	$(13,446,001)	$(11,760,317)
Provision for income taxes at statutory tax rate in the PRC	(1,483,426)	(3,054,079)	(2,798,020)
Temporary difference not recognized as deferred tax assets	1,483,426	3,068,137	3,078,891
Effect of expense for which no income tax is deductible	-	7,566	5,464
Income tax expense	$-	$21,624	$286,335

The significant components of deferred tax assets and liabilities as of June 30, 2025 and 2024 were as follows:

	2025	2024
Deferred tax assets
Advanced from customers	$74,696	125,472
Total deferred tax assets	74,696	125,472
Allowance for deferred tax assets	(74,696)	(125,472)
Deferred tax assets, net	-	-

Deferred tax liabilities
Business combinations	$397,423	1,819,826
Total deferred tax liabilities	397,423	1,819,826

Value Added Tax (“VAT”)

Revenues from installation and maintenance services, housekeeping services and senior care services, which are classified as household services industry, are subject to a value-added tax, or VAT, rate of 6%. Upon the implementation of the preferential tax policy under the Announcement on Tax Policies for Community Family Services such as Elderly Care, Childcare and Domestic Services (Caishui [2019] No. 76) issued by the Ministry of Finance and other relevant PRC authorities, these services have been exempt from VAT. Sales of goods in connection with the provision of such services, are subject to a VAT rate of 13%.

Revenue from educational consulting services is subject to a VAT tax rate of 6%.

Taxes payable

The Company’s taxes payable as of June 30, 2025 and 2024, consisted of the following:

	2025	2024
Income tax payable	$24,205	$24,313
Other tax payables	12,101	11,917
Total	$36,306	$36,230

NOTE 16 - EQUITY

Ordinary Shares

As of June 30, 2025, 2024, 2023 and 2022, the Company had 4,003,859 ordinary shares, 20,443,634 (40,887 retrospectively adjusted for effect of reverse stock splits on September 24, 2024 and May 30, 2025) ordinary shares, 27,248,959 (1,090 retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) , and 44,247,198 (9 retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) ordinary shares issued and outstanding, respectively. Details of the movements in the Company’s ordinary shares during the three years ended June 30, 2025 are set forth below.

Securities purchase agreements

On July 30, 2022, the Company’s board of directors approved to acquire 100% of the equity interests of Chuangying and its subsidiaries from Lin Jianying, in consideration for an aggregate of 14,438,584 ordinary shares (3 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) of the Company valued at RMB389.2 million (approximately $5.59 million) with a per share issuance price equal to 130% of the average of the Nasdaq closing price for the consecutive twenty trading days preceding July 26, 2022, or $0.39. Beijing Ningbanghonghe Assets Valuation Firm, a third-party appraiser based in Beijing, China, rendered a valuation report, in which the value of total shareholder equity in Chuangying was determined to be approximately RMB39.2 million.

On August 15, 2022, the Company’s board of directors approved the financing by the Company in the amount of $3,600,000 through the issuance and sale to Multi Rise Holdings Limited, a British Virgin Islands company, of 16,363,636 ordinary shares (3 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) of the Company, par value $0.0001 per share, at a per share purchase price of $0.22, pursuant to a securities purchase agreement.

On September 19, 2022, the Company’s board of directors approved for issuance and sale of the Company’s ordinary shares up to an aggregate offering price of US$12,300,000 that the Company may sell to White Lion Capital LLC from time to time at the Company’s sole discretion over the commitment period, plus an aggregate of 1,329,729 of Ordinary Shares issuable to the Investor as commitment fee pursuant to the Purchase Agreement. On September 14, 2022, the Company issued 10,343,064 ordinary shares (2 shares retrospectively adjusted for effect of reverse stock splits on on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) to White Lion Capital LLC for the aggregated consideration of $783,303.

On November 18, 2022, the Company entered into a securities purchase agreement with certain investors, pursuant to which each of the investors agreed to purchase and the Company agreed to issue and sell to the investors, an aggregation of 3,480,000 ordinary shares (14 shares retrospectively adjusted for effect of reverse stock splits on April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) of the Company at the subscription price of US$1.00 per share for the aggregated consideration of US$3,480,000.

On December 20, 2022, the Company and its wholly owned subsidiary, E-Home Hong Kong, entered into an equity transfer agreement with Zhongrun, a limited liability company established in China and Ms. Ling Chen, pursuant to which Ms. Chen agreed to transfer 20% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for RMB20 million. On December 20, 2022, the Company issued 4,660,129 ordinary shares (19 shares retrospectively adjusted for effect of reverse stock splits on April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) at a fair value of $2,853,596 (par value of $9,320 and additional paid-in capital of $2,844,276).

On January 6, 2023, the Company entered into a securities purchase agreement with eleven investors, including two entities and nine individuals, pursuant to which the investors agreed to purchase an aggregate of 40,650,406 ordinary shares (163 shares retrospectively adjusted for effect of reverse stock splits on April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) of the Company for the purchase price of $0.492 per ordinary share, which is the average of the closing prices of the Company’s ordinary shares for the six consecutive trading days prior to January 3, 2023. The Company has received an aggregate of US$20 million proceeds in connection with the investment.

On January 27, 2023, the Company entered into a securities purchase agreement with certain investors, pursuant to which each of the investors agreed to purchase and the Company agreed to issue and sell to the investors an aggregate of 183,077,333 ordinary shares (732 shares retrospectively adjusted for effect of reverse stock splits on April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) at a purchase price of US$0.383 per ordinary share for the aggregate gross proceeds of US$70,118,618 before deducting offering expenses.

On July 21, 2023, the Company entered into a securities purchase agreement with certain purchasers, pursuant which the Company will sell to the purchasers in a registered direct offering, an aggregate of 107,317,074 ordinary shares of par value $0.02 per share (4,293 ordinary shares of par value $10 per share retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) for aggregate gross proceeds of $12,000,000, before deducting offering expenses. On July 25, 2023, the Company closed the registered direct offering.

On January 11, 2024, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company agreed to sell to the purchasers in a private placement 20,000,000 ordinary shares of the Company, at a purchase price of $0.68 per share (8,000 ordinary shares of par value $10 per share retrospectively adjusted for effect of reverse stock splits on February 14, 2024, September 24, 2024 and May 30, 2025) for an aggregate price of $13,600,000. The private placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 21, 2024, the Company entered into a securities purchase agreement with certain purchasers. Pursuant to the purchase agreement, the Company will sell to the purchasers in a registered direct offering, an aggregate of 10,000,000 ordinary shares of the Company at a price of $1.20 per share (20,000 ordinary shares of par value $10 per share retrospectively adjusted for effect of reverse stock splits on September 24, 2024 and May 30, 2025), for aggregate gross proceeds to the Company of $12,000,000, before deducting offering expenses.

On July 5, 2024, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company will sell to the purchasers in a registered direct offering, an aggregate of 65,000,000 ordinary shares of the Company at a price of $1.00 per share (130,000 ordinary shares of par value $500 per share retrospectively adjusted for effect of reverse stock splits on September 24, 2024 and May 30, 2025), for aggregate gross proceeds to the Company of $65,000,000, before deducting offering expenses. The offering was closed in July 2024.

On March 10, 2025, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company agreed to sell to the purchasers in a private placement 75,000,000 ordinary shares of the Company, at a purchase price of $0.20 per share (1,500,000 ordinary shares of par value $100 per share retrospectively adjusted for effect of reverse stock split on May 30, 2025), for an aggregate price of $15,000,000, before deducting offering expenses. The offering was closed in March 2025.

On March 20, 2025, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company will sell to the purchasers in a registered direct offering, an aggregate of 100,000,000 ordinary shares of the Company at a price of $0.30 per share (2,000,000 ordinary shares of par value $150 per share retrospectively adjusted for effect of reverse stock split on May 30, 2025), for aggregate gross proceeds of $30,000,000, before deducting offering expenses. The offering was closed in March 2025.

Share incentive plans

On May 15, 2023, the Board approved and adopted the Company’s 2023 Share Incentive Plan which has 6,000,000 shares (12,000 shares retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024 and September 24, 2024). On June 3, 2023, the Company granted 2,600,000 ordinary shares (104 shares retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) to its officers, employees and directors as their compensations under the 2023 Share Incentive Plan.

On January 9, 2024, the Compensation Committee of the Board of Directors of the Company granted a stock award of 340,000 ordinary shares (136 shares retrospectively adjusted for effect of reverse stock splits on February 14, 2024, September 24, 2024 and May 30, 2025) of the Company to Mr. Wenshan Xie, Chief Executive Officer of the Company, pursuant to the Company’s 2023 Share Incentive Plans.  50% of the shares vested immediately on the grant date and the remaining 50% of the shares shall vest on six months anniversary of the grant date. For the year ended June 30, 2024, the Company issued 340,000 ordinary shares (136 shares retrospectively adjusted for effect of reverse stock splits on February 14, 2024, September 24, 2024 and May 30, 2025) under the Share Incentive Plan.

On May 28, 2024, the Company registered an aggregate of 3,000,000 ordinary shares to be issued pursuant to the Company’s 2024 Omnibus Equity Plan. For the year ended June 30, 2024, the Company issued 2,100,000 ordinary shares (4,300 shares retrospectively adjusted for effect of reverse stock splits on September 24, 2024 and May 30, 2025) under the equity plan.

On June 24, 2025, the Company registered an aggregate of 330,000 ordinary shares to be issued pursuant to the Company’s 2025 Omnibus Equity Plan. For the year ended June 30, 2025, the Company issued 330,000 ordinary shares to its directors under the equity plan.

Reverse stock splits

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

On May 8, 2025, the Company’s extraordinary general meeting approved the resolution of a one-for-fifty share consolidation with the market effective on May 30, 2025, such that the par value of each ordinary share is increased from US$0.001 to US$0.05. As a result of the one-for-fifty reverse stock split, each fifty pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split.

Capital reorganization and reduction

On November 26, 2024, the shareholders of the Company approved the special resolutions of a capital reorganization, a capital reduction, and the change of authorized share capital of the Company as follows: (i) the par value of issued ordinary shares of par value US$10.00 each be reduced from US$10.00 to US$0.001 by cancelling the paid up share capital to the extent of US$9.999 per issued ordinary share by way of a reduction of capital so as to form new issued ordinary share(s) with par value of US$0.001 each immediately following the capital reduction becoming effective; (ii) the authorized share capital of the Company shall be changed from US$1,000,020,000 divided into (x) 100,000,000 shares designated as ordinary shares with a nominal or par value of US$10 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share to US$1,000,020,000 divided into (x) 1,000,000,000,000 shares designated as ordinary shares with a nominal or par value of US$0.001 each and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 each.

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $664,100 and $664,100 as of June 30, 2025 and 2024.

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in PRC. For the years ended June 30, 2025, 2024 and 2023, there were no Company dividend declared.

NOTE 17 – REVENUE

The Company disaggregated senior care services revenue into the sales of the E-watch and the care service. Sales of  E-watches are recognized in revenue at a point in time while revenue from care service is recognized over a period of time. Deferred portion of senior care service is recorded as a liability (advances from customers) in the company’s balance sheet.

Revenue	2025	2024 (reclassified)	2023 (reclassified)
Installation and maintenance	$32,117,882	$29,773,730	$41,177,200
Housekeeping	15,861,366	15,409,924	17,210,122
Senior care services	353,404	3,270,516	4,292,886
Sales of E-watch	-	754,940	2,223,067
Educational consulting services	1,070,304	1,257,045	1,050,397
Total	$49,402,956	$50,466,155	$65,953,672

Revenue from sales of pharmaceutical products, which was previously included since its acquisition from business combination during the year ended June 30, 2023, are now presented as part of discontinued operations following the disposal of Zhongrun during the year ended June 30, 2025.

NOTE 18 – SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the management for decision making. Management has identified four operating segments which are installation and maintenance, housekeeping, senior care services, and educational consulting services. Operations for senior care services began in August 2019. The Company started generating revenue from this new segment in August 2019. Segment of educational consulting services was acquired from business combination during the year ended June 30, 2023

The results of sales of pharmaceutical products, which was previously included since its acquisition from business combination during the year ended June 30, 2023, are now presented as part of discontinued operations following the disposal of Zhongrun during the year ended June 30, 2025.

These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins. Segment profit is defined as net sales reduced by cost of revenue and other related operating expenses. The results of continuing operations are shown as follows for the years ended June 30, 2025, 2024 and 2023:

Revenue	2025	2024 (reclassified)	2023 (reclassified)
Installation and Maintenance	$32,117,882	$29,773,730	$41,177,200
Housekeeping	15,861,366	15,409,924	17,210,122
Senior care services	353,404	4,025,456	6,515,953
Educational consulting services	1,070,304	1,257,045	1,050,397
Total	$49,402,956	$50,466,155	$65,953,672

Cost of revenue	2025	2024 (reclassified)	2023 (reclassified)
Installation and Maintenance	$23,796,369	$22,015,277	$27,989,959
Housekeeping	13,685,042	13,194,887	14,453,168
Senior care services	142,851	2,188,798	4,471,015
Educational consulting services	725,619	521,549	671,825
Total	$38,349,881	$37,920,511	$47,585,967

Gross profit	2025	2024 (reclassified)	2023 (reclassified)
Installation and Maintenance	$8,321,513	$7,758,453	$13,187,241
Housekeeping	2,176,324	2,215,037	2,756,954
Senior care services	210,553	1,836,658	2,044,938
Educational consulting services	344,685	735,496	378,572
Total	$11,053,075	$12,545,644	$18,367,705

Sales and marketing expenses	2025	2024 (reclassified)	2023 (reclassified)
Installation and Maintenance	$-	$-	$-
Housekeeping	-	-	-
Senior care services	-	-	-
Educational consulting services	-	-	-
Unallocated	13,333,409	21,315,481	22,448,015
Total	$13,333,409	$21,315,481	$22,448,015

General and administrative expenses	2025	2024 (reclassified)	2023 (reclassified)
Installation and Maintenance	$-	$-	$-
Housekeeping	-	-	-
Senior care services	-	-	-
Educational consulting services	-	-	-
Unallocated	5,988,492	7,040,211	21,392,769
Total	$5,988,492	$7,040,211	$21,392,769

Current assets	2025	2024 (reclassified)
Installation and Maintenance	$-	$-
Housekeeping	-	-
Senior care services	-	-
Educational consulting services	581,511	808,082
Unallocated current assets	208,525,631	107,961,464
Total	$209,107,142	$108,769,546

Non-current assets	2025	2024 (reclassified)
Installation and Maintenance	$-	$-
Housekeeping	-	-
Senior care services	4,265,995	4,795,273
Educational consulting services	2,239	7,284
Unallocated non-current assets	64,687,998	65,146,720
Total	$68,956,232	$69,949,277

On account of the Company’s business model, assets, operating expense, profit or loss, liabilities and other material items could not be separated into each operating segment. As the Company’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

NOTE 19 – DISCONTINUED OPERATIONS

On October 29, 2024, the Company entered into an agreement with a third party to transfer its 75% equity interest in its subsidiary Zhongrun for total consideration of RMB 1,087,500 (approximately $151,285). The transaction was completed on November 30, 2024, upon which Zhongrun ceased to be a subsidiary of the Company and was deconsolidated from the Group’s consolidated financial statements. The Company recognized a gain on disposal of $2,827,017, which has been included in income (loss) from discontinued operations, net of tax, in the consolidated statements of operations and comprehensive income (loss) for the year ended June 30, 2025.

Because Zhongrun represented a separate major line of business that was previously reported as an individual segment, the disposal met the criteria for presentation as a discontinued operation under ASC 205-20, Presentation of Financial Statements — Discontinued Operations. Accordingly, the results of operations of Zhongrun have been reclassified from continuing operations to discontinued operations for all periods presented to conform to the current-year presentation.

The following table summarizes the results of discontinued operations for the years ended June 30, 2025, 2024 and 2023:

	2025	2024	2023
Revenues	$8,376	$219,159	$2,368,071
Cost of revenues	13,110	64,207	2,178,131
Gross profit	(4,734)	154,952	189,940
Operating expenses
Sales and marketing expenses	524	27,645	243,216
General and administrative expenses	34,578	402,959	4,838,197
Total operating expenses	35,102	430,604	5,081,413
Loss from operations	(39,836)	(275,652)	(4,891,473)
Other income (expenses), net
Interest expense	(11,467)	(47,120)	(50,167)
Other income (expenses), net	(7,273)	(920)	-
Total other income (expenses), net	(18,740)	(48,040)	(50,167)
Loss before income taxes from discontinued operations	(58,576)	(323,692)	(4,941,640)
Income tax expense	-	-	-
Net loss from discontinued operations	$(58,576)	$(323,692)	$(4,941,640)

The cash flows of the disposed subsidiary, Zhongrun, are presented separately as part of the discontinued operations. For the year ended June 30, 2025, the net cash flows attributable to Zhongrun are classified in the consolidated statement of cash flows in accordance with the nature of the cash flows. Although the disposal was made for cash consideration, the cash had not been received by the Company as of the reporting date. Accordingly, no cash inflow from investing activities related to the disposal has been recognized in the consolidated statement of cash flows.

NOTE 20 – COMMITMENTS AND CONTINGENCIES

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

As of June 30, 2025 and 2024, and through the issuance date of these consolidated financial statements, the Company had no pending legal proceedings other than the above mentioned.

NOTE 21 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchase.

The Company’s sales are made to customers that are located primarily in China. For the years ended June 30, 2025, 2024 and 2023, no individual customer or supplier accounted for more than 10% of the Company’s total revenues or purchase. As of June 30, 2025, receivable balances from three customers accounted for 20.1%, 19.1% and 16.3% of the total outstanding accounts receivable balance, respectively. As of June 30, 2024, no individual customer accounted for more than 10% of the total outstanding accounts receivable balance. As of June 30, 2025 and 2024, no individual supplier accounted for more than 10% of the total outstanding accounts payable balance.

NOTE 22 – RELATED PARTY BALANCES AND TRANSACTIONS

Due from related parties

As of June 30, 2025, the Company had $150,876 receivable balance from Mr. Jianying Lin, one of the major shareholders of the Company’s subsidiary Chuangying. For the year ended June 30, 2025, the Company transferred $224,839 to Mr. Lin for temporary lending and collected $73,963 from Mr. Lin.

As of June 30, 2024 and 2023, the receivable balances due from related parties were Nil and $4,295,120, respectively.

For the year ended June 30, 2024, the Company collected $4,295,120 from E-Home Group Limited, a company controlled by Mr. Wenshan Xie, one of the major shareholders and Chief Executive Officer of the Company. For the year ended June 30, 2023, the Company transferred $4,295,120 to E-Home Group Limited for temporary lending.

Due to related parties

As of June 30, 2025 and 2024, the Company had $2,409,951 and $1,817,302 payable balances to Mr. Wenshan Xie, one of the major shareholders and Chief Executive Officer of the Company, for temporary working capital needs, respectively. For the years ended June 30, 2025, 2024 and 2023, Mr. Xie made payments of $720,835, $1,509,350 and $624,385 for temporary working capital needs of the Company, respectively. For the years ended June 30, 2025, 2024 and 2023, the Company repaid $128,186, $141,055 and $270,998 to Mr. Xie, respectively.

As of June 30, 2025 and 2024, the Company had $90,000 and $90,000 payable balances to Ms. Zhaodi Zeng, the wife of Mr. Wenshan Xie, respectively. The payment was made by Ms. Zeng during the year ended June 30, 2024 for temporary working capital needs.

As of June 30, 2024, the Company had $1,247,396 payable balance to Ms. Ling Chen, a shareholder of Zhongrun, a former major subsidiary of the Company. The payment was made by Ms. Chen during the year ended June 30, 2023 for temporary working capital needs. For the year ended June 30, 2024, the Company repaid $13,365 to Mr. Chen. Upon disposal of Zhongrun in November 2024, Ms. Chen ceased to be a related party of the Company.

Shares issued to directors

On January 9, 2024, the Company granted 340,000 ordinary shares (136 shares retrospectively adjusted for effect of reverse stock splits on February 14, 2024, September 24, 2024 and May 30, 2025) to Mr. Xie as compensation under its share incentive plan, at a fair value of $213,520 (par value of $68,000 and additional paid-in capital of $145,520).

On June 3, 2023, the Company granted 1,720,000 ordinary shares (69 shares retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) to its directors and officers as their compensations under its share incentive plan, at a fair value of $216,548 (par value of $34,400 and additional paid-in capital of $182,148).

NOTE 23 – SUBSEQUENT EVENTS

On August 8, 2025, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which, the Company agreed to sell to the purchasers in a registered direct offering, an aggregate of 16,000,000 ordinary shares of the Company at a price of $1.10 per share, for aggregate gross proceeds of $17,600,000, before deducting offering expenses. The offering was closed on August 12, 2025.

In accordance with ASC 855-10, the Company evaluated all events and transactions that occurred after June 30, 2025 up through the date the Company issued these financial statements on October 30, 2025 and concluded that no other material subsequent events except for the disclosed above.