Form 20-F
period 2026-06-30
E-Home Household Service Holdings Ltd
filed 2026-11-06
CIK 1769768

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

Tel: +86-591-87590668

(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
ordinary shares, par value $0.00001 per share	EJH	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2026, there were 3,200,210 shares of the registrant’s ordinary shares outstanding, par value $1.25 per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging growth company ☐

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

Yes ☐ No ☐

Annual Report on Form 20-F

Year Ended June 30, 2026

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“we,” “us,” “our” or “our company,” are to the combined business of E-Home Household Service Holdings Limited, an exempted company incorporated in the Cayman Islands, and its consolidated subsidiaries;

●	“E-Home WFOE” refers to E-Home Household Service Technology Co., Ltd., a limited liability company established under the laws of the PRC as a wholly foreign-owned enterprise;

●	“E-Home Pingtan” refers to E-Home (Pingtan) Home Service Co., Ltd., previously named Pingtan Comprehensive Experimental Area E Home Service Co., Ltd., a limited liability company established under the laws of the PRC;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“Fuzhou Bangchang” refers to Fuzhou Bangchang Technology Co. Ltd., a limited liability company established under the laws of the PRC;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” refer to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Renminbi” and “RMB” refer to the legal currency of China;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended

●	“U.S. dollars,” “dollars,” “US$,” and “$” are to the legal currency of the United States; and

Our reporting currency is the U.S. dollar, and our functional currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 30, 2026, the noon buying rate was RMB 6.8109 to US$1, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

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

As used in this annual report, unless the context indicates otherwise, references to “E-Home” refer to E-Home Household Service Holdings Limited, a holding company and references to “we,” “us,” “our,” the “Company” or “our company” are to E-Home and its consolidated subsidiaries, including E-Home Household Service Holdings Limited (Hong Kong), E-Home Household Service Technology Co., Ltd., E-Home (Pingtan) Home Service Co., Ltd., Fuzhou Bangchang Technology Co. Ltd., Fuzhou Yongheng Xin Electric Co., Ltd., Fujian Happy Yijia Family Service Co., Ltd., and Danyang Fumao Health Development Co., Ltd., as a whole.

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

While it is uncertain when the Administrative Provisions and the Measures will take effect or if they will take effect as proposed, we are advised by our PRC counsel, Fujian Dajia Law Firm, that based on the Chinese laws and regulations currently in effect, as of the date of this annual report, the risk that we may face penalties associated with our prior VIE structure if such structures are invalidated in the PRC in the future is minimal. Currently, there are no existing rules or regulations in China that may impose penalties on PRC entities that adopted a VIE structure, which was dissolved later. According to the Q&A held by CSRC officials for journalists thereafter, the CSRC will adhere to the principle of non-retroactive application of law and first focus on issuers conducting initial public offerings and follow-on offerings by requiring them to complete the registration procedures. Other issuers will be given a sufficient transition period. The CSRC officials also noted that the regulation system contemplated by the draft Administrative Provisions and Measures differentiates between IPOs and follow-on offerings to take into account overseas capital markets’ fast and efficient features and to reduce impacts on overseas financing activities by domestic companies.. If the Administrative Provisions and the Measures are enacted in their current forms, we expect to perform necessary registration filings, through our E-Home WFOE  , with the CSRC for E-Home’s listing on the Nasdaq within the prescribed transition period.

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

Cash and Other Assets Transfers Between the Holding Company and Its Subsidiaries

For the fiscal years ended June 30, 2024, 2025, and 2026, E-Home provided capital contributions of $0, $0, and $0, respectively, to our intermediate holding companies and subsidiaries. For the fiscal years ended June 30, 2024, 2025, and 2026, E-Home provided loans of $6,625,136, $76,000,000, and $83,129,557, respectively, to our intermediate holding companies and subsidiaries, and received repayments of $0, $0, and $0, respectively. For fiscal years ended June 30, 2024, 2025, and 2026, no assets other than cash were transferred between E-Home and a subsidiary of the Company, and no subsidiaries paid dividends or made other distributions to the Cayman Islands holding company, E-Home.

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

Recent Development

March 2026 Reverse Split

On March 30, 2026, the Company effected a share consolidation of the issued and authorized ordinary shares of the Company at a ratio of 1 for 25 with a corresponding increase of par value US$0.05 each in the Company’s issued and unissued ordinary shares to par value US$1.25 each and to round up the fractions of the issued consolidated shares resulting from the share consolidation. The Company’s ordinary shares began trading on the NASDAQ Stock Market on the post-consolidation basis under the symbol “EJH” on March 30, 2026. The share consolidation was primarily effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

July 2026 Capital Reorganization

The Company completed a capital reorganization following approval by its shareholders at a meeting held on July 15, 2026, and subsequent confirmation by the Grand Court of the Cayman Islands on July 24, 2026. The capital reorganization included a reduction in the par value of the Company’s issued ordinary shares from US$1.25 to US$0.00001 per ordinary share, a sub-division of the Company’s authorized but unissued ordinary shares. As a result, the Company’s authorized share capital became US$1,000,020,000 divided into (x) 100,000,000,000,000 shares designated as ordinary shares with a par value of US$0.00001 each and (y) 10,000,000 shares designated as preferred shares with a par value of US$0.002 each.

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

November 2025 Private Placement

On November 7, 2025, the Company entered into a Securities Purchase Agreement with certain purchasers. Pursuant to the Securities Purchase Agreement, the Company agreed to sell to the purchasers in a private placement, an aggregate of 30,000,000 ordinary shares of the Company at a price of $0.70 per share, for aggregate gross proceeds to the Company of $21,000,000. The private placement closed on November 13, 2025.

November 2025 Registered Direct Offering

On November 28, 2025, the Company entered into a Securities Purchase Agreement with certain purchasers. Pursuant to the Securities Purchase Agreement, the Company agreed to sell to the purchasers in a registered direct offering, an aggregate of 30,000,000 ordinary shares of the Company at a price of $0.45 per share, for aggregate gross proceeds to the Company of $13,500,000, before deducting offering expenses. The shares were offered by the Company pursuant to its shelf registration statement on Form F-3 (File No. 333-289656), as amended, which was declared effective by the Securities and Exchange Commission on September 2, 2025, a base prospectus dated September 2, 2025, and a prospectus supplement dated November 28, 2025. The offering closed on December 3, 2025.

October 2026 Private Placement

On September 29, 2026, the Company entered into a Securities Purchase Agreement with certain purchasers. Pursuant to the Securities Purchase Agreement, the Company agreed to sell to the purchasers in a private placement, an aggregate of 71,800,000 ordinary shares of the Company at a price of $0.60 per share, for aggregate gross proceeds to the Company of $43,080,000, payable in an aggregate amount of $1,000,000 USD and 2,104,000 cryptographic asset commonly known as “MFT” at $20 per MFT. The private placement closed on October 9, 2026. The private placement was completed pursuant to the exemption from registration provided under Regulation S promulgated under the Securities Act of 1933, as amended.

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

We have incurred significant expenses on a variety of advertising and brand promotion initiatives designed to enhance our brand recognition and acquire new customers. We incurred $8,086,406, $13,332,629, and $21,231,218, and in sales and marketing expenses in fiscal years ended June 30, 2026, 2025, and 2024, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing customers, primarily through advertising and brand promotion initiatives. We market our brand and services through multiple channels, both online and offline. Online marketing is mainly done through WeChat events. Offline services are mainly promoted by clients from communities, institutions, training agencies, and firms through peer-to-peer marketing. We also aim to deliver premium services to garner strong word-of-mouth referrals and enhance our brand recognition.

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

In connection with the preparation of the financial statements included in this annual report on Form 20-F for the year ended June 30, 2026, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2026 and determined that they were not effective due to certain material weaknesses as described in Part II. Item 15. “Controls and Procedures” of this annual report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Our company is a holding company that was incorporated in accordance with the laws of the Cayman Islands. We conduct a substantial majority of our operations through our operating entities established in the People’s Republic of China. Additionally, we are subject to certain legal and operational risks associated with our PRC subsidiaries’ operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our PRC subsidiaries’ operations, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, and the potential impact of such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

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

On March 16, 2026, the Company received a written notice (the “Notice”) from the Nasdaq Listing Qualifications Department of Nasdaq, indicating that the Nasdaq staff (the “Staff”) determined that the Company’s ordinary shares failed to maintain a minimum bid price of $1.00 per share for 30 consecutive business days, in violation of Nasdaq Listing Rule 5550(a)(2) (the “Rule”). While companies are typically afforded a 180-calendar-day compliance period to comply with the Rule, the Staff concluded that the Company is not eligible for the compliance period pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv) due to the fact that the Company effected two reverse stock splits since September 24, 2024, specifically a 1-for-10 reverse stock split, and on May 30, 2025, a 1-for-50 reverse stock split, resulting in a cumulative ratio of 1-for-500. Listing Rule 5810(c)(3)(A) states in part, “if a Company’s security fails to meet the continued listing requirement for minimum bid price and the Company has effected a reverse stock split over the prior one-year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the Company shall not be eligible for any compliance period specified in this Rule 5810(c)(3)(A) and the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security.”

As a result of non-compliance with the Rule, the Staff determined to delist the Company’s securities from The Nasdaq Capital Market. While the Company’s securities were scheduled to be suspended at the opening of business on March 25, 2026, the Company timely filed a hearing request on March 17, 2026, and appeared before a Nasdaq Hearings Panel (the “Panel”) on April 16, 2026.

On May 5, 2026, the Company received a decision from the Panel regarding the Company’s continued listing on Nasdaq. The Panel granted the Company’s request for continued listing, subject to heightened listing criteria pursuant to Nasdaq Listing Rule 5815(c)(4), including demonstrating sustained compliance with the minimum bid price rule under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) until September 14, 2026. During this period, the Company is prohibited from completing a reverse stock split. In addition, Nasdaq imposed a discretionary one-year Panel Monitor pursuant to Nasdaq Listing Rule 5815(d)(4)(B), which requires Nasdaq to issue a delisting determination letter in the event that the Company fails to comply with the Bid Price Rule during that one-year period.

The Company has effected multiple share consolidations, and the most recent share consolidation was effected in March 2026. Pursuant to the Nasdaq Rule of Excessive Reverse Stock Splits, if the Company’s ordinary shares fail to meet the continued listing requirement for minimum bid price for $1 for 30 consecutive business days, the Company will not be eligible for any compliance period specified in Rule 5810 and the Listing Qualifications Department will issue a Staff Delisting Determination under Rule 5810 with respect to the ordinary shares.

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

During the year ended June 30, 2026, the Company disposed our 100% equity interest in Chuangying for total consideration of RMB 1,800,000 (approximately $257,588). The transaction was completed on June 30, 2026, upon which Chuangying ceased to be a subsidiary of us and was deconsolidated from our consolidated financial statements.

Such transactions mentioned above allowed E-Home WFOE to have control over E-Home Pingtan, Fuzhou Bangchang and their subsidiaries, based upon which we consolidated E-Home Pingtan, Fuzhou Bangchang and their subsidiaries into our financial statements for the fiscal year ended June 30, 2025.

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

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services. In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair, and maintenance of home appliances to delivery, installation, repair, and maintenance of home appliances, home-moving, and house cleaning. In addition, we have launched and are actively promoting our senior care services. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise. We have approximately 488 employees to support our operations as of June 30, 2026.

The focus of our integrated household services will be adjusted based on different seasons and different locations. Most of our home appliance services are conducted in Shandong, Henan, and Hunan provinces, while our housekeeping and care services are mainly conducted in Fujian, Shandong, and Guangxi provinces. We received over 1,436,323 and 1,176,394 service orders in the fiscal years ended June 30, 2026 and 2025, respectively. We believe that all services ordered were successfully delivered.

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

We market our brand and services through multiple channels, both online and offline. Online marketing is mainly done through WeChat events. Offline services are mainly promoted by clients from communities, institutions, training agencies, and firms through peer-to-peer marketing. We also aim to deliver premium services to garner strong word-of-mouth referrals and enhance our brand recognition. The number of our registered members increased to 6.16 million for the year ended June 30, 2026 from 5.72 million for the year ended June 30, 2025 and approximately 5.26 million for the year ended June 30, 2024. Registered members are those customers who followed our WeChat official account and provided their profiles, including their phone numbers or WeChat User IDs. Most of the orders for our services are placed from our registered members; therefore, we believe that the number of registered members is a key metric for our operations.

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

During the year ended June 30, 2026, the Company disposed our 100% equity interest in Chuangying for total consideration of RMB 1,800,000 (approximately $257,588). The transaction was completed on June 30, 2026, upon which Chuangying ceased to be a subsidiary of us and was deconsolidated from our consolidated financial statements.

Our overall revenue from continuing operations for the year ended June 30, 2026 increased to approximately $57.15 million from approximately $48.33 million (reclassified) for the year ended June 30, 2025, representing an increase of approximately $8.82 million, or 18.2%. We recorded net income from continuing operations of approximately $0.96 million for the year ended June 30, 2026, representing an increase in net income of approximately $6.59 million, from net loss of $5.63 million (reclassified) for the year ended June 30, 2025. We also recognized gain of $664,697, net of tax, on the disposal of the discontinued educational consulting services operation, Chuangying, for the year ended June 30, 2026, with the disposal agreement signed and completed in June 2026.

Our overall revenue from continuing operations for the year ended June 30, 2025 decreased to approximately $48.33 million (reclassified) from approximately $49.21 million (reclassified) for the year ended June 30, 2024, representing a slight decrease of approximately $0.88 million, or 1.8%. Our net loss from continuing operations decreased to approximately $5.63 million (reclassified) from $19.01 million (reclassified) for the year ended June 30, 2024, representing a decrease in net loss of approximately $13.37 million, or 70.4%. We also recognized gain of $2,827,017, net of tax, on the disposal of the discontinued pharmaceutical products operation, Zhongrun, for the year ended June 30, 2025, with the disposal agreement signed in October 2024 and the disposal completed in November 2024.

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

As part of our installation and maintenance services, we also sell accessories when they need to be replaced during the provision of our home appliance services. The main types of accessories that we sell are control panels, electric boards, condensers, and compressors. Prices for these accessories range from RMB400 to RMB700 (approximately from $58.73 to $102.78). However, the price of some accessories, such as TV screens, could be much higher-up to RMB1,600 (approximately $234.92).

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

Revenue from installation and maintenance services increased by $6,133,615, or 19.1%, to $38,251,497 for the year ended June 30, 2026 from $32,117,882 for the year ended June 30, 2025. Revenue from installation and maintenance services accounted for 66.9% of our total revenue for the year ended June 30, 2026 as compared to 66.5% for the year ended June 30, 2025. The increase in revenue from installation and maintenance services was primarily due to the continued recovery and expansion of our business activities, along with the steady growth in the number of registered users on our service platform. The larger user base contributed to higher customer engagement and service orders across both installation and maintenance projects and housekeeping services.

Housekeeping

In January 2018, we began providing housekeeping services, which include housecleaning and maternity matron. Our current standard charge for housecleaning services is about RMB 46.3 (approximately $6.80) per hour. The minimum order for housecleaning services is four hours. During our fiscal years ended June 30, 2026, 2025 and 2024, we served approximately 1,138,600, 1,045,400 and 957,200 customers, respectively.

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

We enter into housekeeping service agreements with each of our service providers. Under our standard housekeeping service agreement, the service provider is assigned certain customers and agrees to provide the services for that customer in accordance with our rules and procedures. As compensation, we are paying the service provider monthly at an hourly rate of RMB 37.5 (approximately $5.51) per hour. A service provider typically works for about 120 hours per month. These service providers are considered independent contractors and not employees, so we are not required to obtain labor, medical, or other insurance for the service providers. We provide the service providers with access to our ordering platforms. The service providers are not permitted to accept cash from customers. All payments by customers must be made through our platforms. We also provide the service providers with necessary training. After orders are completed, we obtain customer feedback and work with the service providers to address any issues. Our standard housekeeping service agreement is for a term of one (1) year and may be terminated by either party for cause. The agreement may also be terminated by us if the customer accepts customer payments directly any other material breach of the agreement.

Additionally, the company has transitioned in recent years to provide commercial cleaning services. It has secured contracts for cleaning projects at several high-speed rail stations, Grade A office buildings, primary and secondary schools, and public venues across Fujian province.

Revenue from housekeeping services amounted to $18,895,861 for the year ended June 30, 2026, representing an increase of $3,034,495, or 19.1%, from $15,861,366 for the year ended June 30, 2025. Revenue from housekeeping services accounted for 33.1% of our total revenue for the year ended June 30, 2026 as compared to 31.3% for the year ended June 30, 2025. The increases in revenues from housekeeping services were primarily due to the continued recovery and expansion of business activities, along with the steady growth in the number of registered users on our service platform. The larger user base contributed to higher customer engagement and service orders across both installation and maintenance projects and housekeeping services. In addition, revenue recognized over time from certain contracted housekeeping projects also supported the overall revenue growth during the year.

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2026, we had 417 full-time sales Cand marketing personnel, each of whom is responsible for a designated sales region. Our general marketing efforts are designed to build brand awareness and reputation. We market our services to both homeowners and businesses through online and offline marketing activities, including advertisements via various social media channels such as WeChat, marketing partnerships, various offline marketing events hosted by our local employees, and through our sales teams. We offer service discounts or promotions from time to time to stimulate customer orders. We launch different service events based on different seasons. For example, people tend to maintain and clean their air conditioners between April and May, so we will mainly promote and provide home appliance services in this time period each year.

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

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Catalogue of Industries Encouraging Foreign Investment (2025 Version), which was promulgated by the Ministry of Commerce of the PRC (“MOFCOM”), and the National Development and Reform Commission (“NDRC”) in December 2025 and came into effect in February 2026, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the Negative List, which was promulgated by the Ministry of Commerce of the PRC (“MOFCOM”), and the National Development and Reform Commission (“NDRC”), in September 2024 and came into effect in November 2024. The Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited from receiving foreign investment. The Negative List covers 12 industries, and any field not falling under the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

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

In December 2019, the State Council promulgated the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect in January 2020. When the Regulations on Implementing the Foreign Investment Law of the PRC came into effect, the Regulation on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC were repealed simultaneously. In accordance with the Regulations on Implementing the Foreign Investment Law of the PRC, according to the needs for national economic and social development, the State shall formulate a catalogue of industries for which foreign investment is encouraged to list the specific industries, fields, and regions in which foreign investors are encouraged and guided to invest. On February 1, 2026, the Catalogue of Industries for Encouraging Foreign Investment (2025 Version), which was promulgated by NDRC and MOC, became effective, and the “household services” fall within the catalogue.

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

The PRC Cybersecurity Law was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017. On October 28, 2025, the 14th National People’s Congress Standing Committee’s 18th meeting passed a decision to amend this law. The new version of the amendment came into effect on January 1, 2026. Under this regulation, network operators, including online lending information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

Regulations Relating to Privacy Protection

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in December 2011, provide that an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An internet information service provider must expressly inform the users of the method, content, and purpose of the collection and processing of such user personal information, and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

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

The Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise was promulgated on March 30, 2015 and became effective on June 1, 2015. According to this Circular, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts was promulgated and became effective on June 9, 2016. According to this Circular, enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on a self-discretionary basis. This Circular provides an integrated standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC. This Circular reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investments with the exception of bank financial products that can guarantee the principal within the PRC, unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise’s own use, with the exception of the real estate enterprise.

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

On December 22, 2017, in connection with the development of our senior care services, we entered into a lease agreement with Fujian Focus Media Co., Ltd., under which we obtained the right of use of Fuzhou Shoushan Waterfall Scenic Area and leased seven villas located in Lingtou Village of Jinan District of Fuzhou City. The term of the lease agreement is 20 years, expiring on December 31, 2037. On March 12, 2019, we entered into a supplemental lease agreement with Fujian Focus Media Co., Ltd., pursuant to which beginning on April 1, 2019, we ceased leasing of four villas out of the seven villas originally leased, starting from April 1, 2019. Pursuant to the supplemental lease agreement, the consideration of RMB 15 million (approximately $2.20 million) for the right of use of Fuzhou Shoushan Waterfall Scenic Area remained unchanged, and we have paid off this amount in full. The rental payment for the remaining three villas shall be made every five years, which is RMB 4,950,000 (approximately $726,776) for the period of 2023-2027 (paid in 2022), RMB 5,445,000 (approximately $799,454) for the period of 2028-2032 (due and payable in 2027), and RMB 5,989,500 (approximately $879,399) for the period of 2033-2037 (due and payable in 2032). When the lease expires, we have the priority to renew.

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

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services. In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair, and maintenance of home appliances to delivery, installation, repair, and maintenance of home appliances, home-moving, and house cleaning. We have also launched our senior care services in 2019 and generated revenue from the services since then. During the year ended June 30, 2025, we ceased offering senior care services due to the decline in market demand and the difficulty to acquire new customers or generate revenue from existing ones. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise. We have approximately 488 employees to support our operations as of June 30, 2026.

Our overall revenue from continuing operations for the year ended June 30, 2026 increased to approximately $57.15 million from approximately $48.33 million (reclassified) for the year ended June 30, 2025, representing an increase of approximately $8.82 million, or 18.2%. We recorded net income from continuing operations of approximately $0.96 million for the year ended June 30, 2026, representing an increase in net income of approximately $6.59 million, from net loss of $5.63 million (reclassified) for the year ended June 30, 2025. We also recognized gain of $664,697, net of tax, on the disposal of the discontinued educational consulting services operation, Chuangying, for the year ended June 30, 2026, with the disposal agreement signed and completed in June 2026.

Our overall revenue from continuing operations for the year ended June 30, 2025 decreased to approximately $48.33 million (reclassified) from approximately $49.21 million (reclassified) for the year ended June 30, 2024, representing a slight decrease of approximately $0.88 million, or 1.8%. Our net loss from continuing operations decreased to approximately $5.63 million (reclassified) from $19.01 million (reclassified) for the year ended June 30, 2024, representing a decrease in net loss of approximately $13.37 million, or 70.4%. We also recognized gain of $2,827,017, net of tax, on the disposal of the discontinued pharmaceutical products operation, Zhongrun, for the year ended June 30, 2025, with the disposal agreement signed in October 2024 and the disposal completed in November 2024.

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

Our Reportable Segments

For the years ended June 30, 2026, 2025 and 2024, our operations are organized into three reportable segments: installation and maintenance services, housekeeping services and senior care services. Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are reviewed, and strategic decisions are made on the basis of segmental profit margins.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2026 and 2025 (reclassified)

The following table shows key components of our results of operations during the years ended June 30, 2026 and 2025, in dollars and as a percentage of our total revenue.

	Year Ended June 30, 2026		Year Ended June 30, 2025 (reclassified)
	Amount	% of Revenue	Amount	% of Revenue
Revenues
Installation and maintenance	$38,251,497	66.9	$32,117,882	66.5
Housekeeping	18,895,861	33.1	15,861,366	32.8
Senior care services	-	-	353,404	0.7
Total revenues	57,147,358	100.0	48,332,652	100.0
Total cost of revenues	43,919,897	76.9	37,624,262	77.8
Operating expenses
Sales and marketing expenses	8,086,406	14.2	13,332,629	27.6
General and administrative expenses	3,466,277	6.1	5,367,915	11.1
Total operating expenses	11,552,683	20.3	18,700,544	38.7
Income (Loss) from operations	1,674,778	2.8	(7,992,154)	(16.5)
Other income (expenses), net
Interest income	373,833	0.7	2,081,460	4.3
Other income, net	153,041	0.3	276,476	0.6
Total other income, net	526,874	1.0	2,357,936	4.9
Income (Loss) before income taxes from continuing operations	2,201,652	3.8	(5,634,218)	(11.6)
Income tax expenses	(1,243,875)	(2.2)	-	-
Net income (loss) from continuing operations	$957,777	1.6	$(5,634,218)	(11.6)
Net income (loss) from discontinued operations - Chuangying	612,060	1.1	(276,128)	(0.6)
Net income from discontinued operations - Zhongrun	-	-	2,768,441	5.7
Net income (loss)	1,569,837	2.7	(3,141,905)	(6.5)
Net income (loss) attributable to non-controlling interests	194,822	0.3	(2,162,665)	(4.5)
Net income (loss) attributable to company shareholders	1,375,015	2.4	(979,240)	(2.0)

Revenues. We mainly generate revenue from providing installation and maintenance services, housekeeping services, and senior care services to our customers. Our total revenue was $57,147,358 for the year ended June 30, 2026, representing an increase of $8,814,706, or 18.2%, compared to $48,332,652 for the year ended June 30, 2025. Such an increase was mainly due to an increase of $6,133,615 in revenue from installation and maintenance services and an increase of $3,034,495 in revenue from our housekeeping services, offset by a decrease of $353,404 in revenue from senior care services.

Revenue from installation and maintenance services increased by $6,133,615, or 19.1%, to $38,251,497 for the year ended June 30, 2026 from $32,117,882 for the year ended June 30, 2025. Revenue from installation and maintenance services accounted for 66.9% of our total revenue for the year ended June 30, 2026 as compared to 66.5% for the year ended June 30, 2025. Revenue from housekeeping services amounted to $18,895,861 for the year ended June 30, 2026, representing an increase of $3,034,495, or 19.1%, from $15,861,366 for the year ended June 30, 2025. Revenue from housekeeping services accounted for 33.1% of our total revenue for the year ended June 30, 2026 as compared to 32.8% for the year ended June 30, 2025.

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

For the year ended June 30, 2025, we generated revenue from senior care services in an amount of $353,404, or 0.7% of our total revenue. During that fiscal year, we ceased offering senior care services due to the decline in market demand, which made it increasingly difficult to acquire new customers or generate revenue from existing ones. Consequently, we generated no revenue from senior care services for the year ended June 30, 2026. We do not expect this business line to generate revenue in future periods or give rise to material ongoing cash requirements or obligations.

Cost of revenue. Our cost of revenue includes service fees paid to staff, channels, service providers, and suppliers for the services rendered and the cost of accessories sold. Our cost of revenue increased by $6,295,635, or 16.7%, from $37,624,262 for the year ended June 30, 2025 to $43,919,897 for the year ended June 30, 2026, which was in line with the growth in our revenue.

Gross profit. Our gross profit increased by $2,519,071, or 23.5%, from $10,708,390 for the year ended June 30, 2025 to $13,227,461 for the year ended June 30, 2026, which was in line with the growth in our revenue. Gross margin was 23.1% for the year ended June 30, 2026, compared to 22.2% for the year ended June 30, 2025. The increase in our gross margin was mainly attributable to the improvement in the gross margin of our housekeeping services from 13.7% for the year ended June 30, 2025 to 17.5% for the year ended June 30, 2026, which was driven by growth in our corporate customer base, as services provided to corporate customers generally generate more stable revenue and higher gross margins. Gross margin of our installation and maintenance services remained stable at 25.9% for the years ended June 30, 2026 and 2025.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff engaging in selling and marketing efforts, advertising costs, depreciation, travel, and leasing expenses. Our sales and marketing expenses decreased by $5,246,223, or 39.3%, to $8,086,406 for the year ended June 30, 2026 from $13,332,629 for the year ended June 30, 2025. Such a decrease is primarily due to the decreased marketing costs and promotion fees we paid to our service channels. As a percentage of revenue, sales and marketing expenses decreased from 27.6% for the year ended June 30, 2025 to 14.2% for the year ended June 30, 2026.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance, benefits, office leases, general office expenses, depreciation and amortization expenses, and impairment losses. Our general and administrative expenses decreased by $1,901,638, or 35.4%, to $3,466,277 for the year ended June 30, 2026 from $5,367,915 for the year ended June 30, 2025. Such a decrease was mainly due to a reduction in estimated credit loss recognized on accounts receivable and prepayments, deposits and other current assets, as well as cost control measures implemented by our PRC subsidiaries to reduce administrative expenses. As a percentage of revenue, general and administrative expenses decreased from 11.1% for the year ended June 30, 2025 to 6.1% for the year ended June 30, 2026.

Income (Loss) from operations. As a result of the foregoing, we recorded an income from operations of $1,674,778 for the year ended June 30, 2026, representing an increase of $9,666,932, as compared to a loss from operations of $7,992,154 for the year ended June 30, 2025. The increase in income from operations was due to the increase in gross profit in the amount of $2,519,071, the decrease in sales and marketing expenses in the amount of $5,246,223 and the decrease in general and administrative expenses in the amount of $1,901,638.

Total other income (expenses), net. We recorded total other income, net of $526,874 for the year ended June 30, 2026, as compared to total other income, net of $2,357,936 for the year ended June 30, 2025.

Total other income, net for the year ended June 30, 2026 consisted of interest income in the amount of $373,833 and other non-operating income of $153,041.

Total other income, net for the year ended June 30, 2025 consisted of interest income in the amount of $2,081,460, and other non-operating income of $276,476. Interest income of $2,081,460 mainly consisted of interest income from loan receivables from several unaffiliated companies and individuals of $1,702,933.

Income tax expenses. We recorded income tax expenses of $1,243,875 for the year ended June 30, 2026, as compared to Nil for the year ended June 30, 2025. The increase in the income tax expense mainly resulted from the income before income taxes from our PRC subsidiaries. See also “—Taxation” above.

Net income (loss) from continuing operations. As a result of the cumulative effect of the factors described above, our net income from continuing operations increased by $6,591,995, to $957,777 for the year ended June 30, 2026 from net loss of $5,634,218 for the year ended June 30, 2025.

Net income (loss) from discontinued operations. For the year ended June 30, 2026, we recorded net income from discontinued operations of $612,060. For the year ended June 30, 2025, we recorded net loss from discontinued operations of $276,128 for Chuangying and net income from discontinued operations of $2,768,441 for Zhongrun, respectively.

During the year ended June 30, 2026, we disposed our 100% equity interest in Chuangying and its subsidiaries for total consideration of RMB 1,800,000 (approximately $257,588). The transaction was completed on June 30, 2026, upon which Chuangying ceased to be a subsidiary of us and was deconsolidated from our consolidated financial statements. For the year ended June 30, 2026, we recognized gain on disposal of discontinued operations, net of tax of $664,697 from the transaction.

During the year ended June 30, 2025, we disposed our 75% equity interest in Zhongrun for total consideration of RMB 1,087,500 (approximately $151,285). The transaction was completed on November 30, 2024, upon which Zhongrun ceased to be a subsidiary of us and was deconsolidated from our consolidated financial statements. For the year ended June 30, 2025, we recognized gain on disposal of discontinued operations, net of tax of $2,827,017 from the transaction.

Net loss. As a result of the cumulative effect of the factors described above, our net income increased by $4,711,742, to $1,569,837 for the year ended June 30, 2026 from net loss of $3,141,905 for the year ended June 30, 2025.

Comparison of Fiscal Years Ended June 30, 2025 (reclassified) and 2024 (reclassified)

The following table shows key components of our results of operations during the years ended June 30, 2025 and 2024, in dollars and as a percentage of our total revenue.

	Year Ended June 30, 2025		Year Ended June 30, 2024 (reclassified)
	Amount	% of Revenue	Amount	% of Revenue
Revenues
Installation and maintenance	$32,117,882	66.5	$29,773,730	60.5
Housekeeping	15,861,366	32.8	15,409,924	31.3
Senior care services	353,404	0.7	4,025,456	8.2
Total revenues	48,332,652	100.0	49,209,110	100.0
Total cost of revenues	37,624,262	77.8	37,398,962	75.9
Operating expenses
Sales and marketing expenses	13,332,629	27.6	21,231,218	43.1
General and administrative expenses	5,367,915	11.1	6,256,194	12.7
Total operating expenses	18,700,544	38.7	27,487,412	55.8
Loss from operations	(7,992,154)	(16.5)	(15,677,264)	(31.7)
Other income (expenses)
Interest income	2,081,460	4.3	295,592	0.6
Interest expenses	-	-	(509,208)	(1.0)
Accretion of financing cost	-	-	(1,353,661)	(2.8)
Other income (expenses), net	276,476	0.6	(1,761,150)	(3.6)
Total other income (expenses), net	2,357,936	4.9	(3,328,427)	(6.8)
Loss before income taxes from continuing operations	(5,634,218)	(11.6)	(19,005,691)	(38.6)
Income tax expense	-	-	-	-
Net loss from continuing operations	(5,634,218)	(11.6)	(19,005,691)	(38.6)
Net loss from discontinued operations - Chuangying	(276,128)	(0.6)	(138,669)	(0.3)
Net income (loss) from discontinued operations - Zhongrun	2,768,441	5.7	(323,692)	(0.7)
Net loss	(3,141,905)	(6.5)	(19,468,052)	(39.6)
Net loss attributable to non-controlling interests	(2,162,665)	(4.5)	(80,923)	(0.2)
Net loss attributable to company shareholders	(979,240)	(2.0)	(19,387,129)	(39.4)

Revenues. We mainly generate revenue from providing installation and maintenance services, housekeeping services, and senior care services to our customers. Our total revenue was $48,332,652 for the year ended June 30, 2025, representing a slight decrease of $876,458, or 1.8%, compared to $49,209,110 for the year ended June 30, 2024. Such a decrease was mainly due to a decrease of $3,672,052 in revenue from senior care services, offset by an increase of $2,344,152 in revenue from installation and maintenance services and an increase of $451,442 in revenue from our housekeeping services.

Revenue from installation and maintenance services increased by $2,344,152, or 7.9%, to $32,117,882 for the year ended June 30, 2025 from $29,773,730 for the year ended June 30, 2024. Revenue from installation and maintenance services accounted for 66.5% of our total revenue for the year ended June 30, 2025 as compared to 60.5% for the year ended June 30, 2024. Revenue from housekeeping services amounted to $15,861,366 for the year ended June 30, 2025, representing an increase of $451,442, or 2.9%, from $15,409,924 for the year ended June 30, 2024. Revenue from housekeeping services accounted for 32.8% of our total revenue for the year ended June 30, 2025 as compared to 31.3% for the year ended June 30, 2024.

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

For the year ended June 30, 2025, we generated revenue from senior care services in an amount of $353,404, representing a decrease of $3,672,052, or 91.2%, from $4,025,456 for the year ended June 30, 2024. Such decreases were primarily attributable to a decline in market demand for our senior care products and services, which made it increasingly difficult to acquire new customers or generate revenue from existing ones. As a result, we ceased offering senior care services during the year ended June 30, 2025. Revenue from senior care services accounted for 0.7% of our total revenue for the year ended June 30, 2025 as compared to 8.2% for the year ended June 30, 2024.

Cost of revenue. Our cost of revenue includes service fees paid to staff, channels, service providers, and suppliers for the services rendered and the cost of accessories sold. Our cost of revenue slightly increased by $225,300, or 0.6%, from $37,398,962 for the year ended June 30, 2024 to $37,624,262 for the year ended June 30, 2025.

Gross profit. Our gross profit decreased by $1,101,758, or 9.3%, from $11,810,148 for the year ended June 30, 2024 to $10,708,390 for the year ended June 30, 2025. Gross margin was 22.2% for the year ended June 30, 2025, compared to 24.0% for the year ended June 30, 2024. The decrease in our gross margin was primarily attributable to the reduced contribution from our higher-margin senior care services, as we ceased offering these services during fiscal year 2025. Revenue from senior care services accounted for 0.7% of our total revenue for the year ended June 30, 2025, compared to 8.2% for the year ended June 30, 2024. In addition, the gross margin of our housekeeping services decreased from 14.4% for the year ended June 30, 2024 to 13.7% for the year ended June 30, 2025, reflecting a slight decline in the average price per service order due to market competition. Gross margin of our installation and maintenance services remained stable at 25.9% and 26.1% for the years ended June 30, 2025 and 2024, respectively.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff engaging in selling and marketing efforts, advertising costs, depreciation, travel, and leasing expenses. Our sales and marketing expenses decreased by $7,898,589, or 37.2%, to $13,332,629 for the year ended June 30, 2025 from $21,231,218 for the year ended June 30, 2024. Such a decrease is primarily due to the decreased marketing costs and promotion fees we paid to our service channels. As a percentage of revenue, sales and marketing expenses decreased from 43.1% for the year ended June 30, 2024 to 27.6% for the year ended June 30, 2025.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance, benefits, office leases, general office expenses, depreciation and amortization expenses, and impairment losses. Our general and administrative expenses decreased by $888,279, or 14.2%, to $5,367,915 for the year ended June 30, 2025 from $6,256,194 for the year ended June 30, 2024. Such a decrease was mainly due to the recognition of a financial lease termination loss of $565,543 for the year ended June 30, 2024, caused by the termination of the finance lease contract for vehicles on July 1, 2023. As a percentage of revenue, general and administrative expenses decreased from 12.7% for the year ended June 30, 2024 to 11.1% for the year ended June 30, 2025.

Loss from operations. As a result of the foregoing, we recorded a loss from operations of $7,992,154, representing a decrease of $7,685,110, or 49.0%, as compared to a loss from operations of $15,677,264 for the year ended June 30, 2024. The decrease in loss from operations was mainly due to the decrease in sales and marketing expenses in the amount of $7,898,589 and the decrease in general and administrative expenses in the amount of $888,279.

Total other income (expenses), net. We recorded total other income, net of $2,357,936 for the year ended June 30, 2025, as compared to total other expenses, net of $3,328,427 for the year ended June 30, 2024.

Total other income, net for the year ended June 30, 2025 consisted of interest income in the amount of $2,081,460, and other non-operating income (net of other non-operating expenses) of $276,476. Interest income of $2,081,460 mainly consisted of interest income from loan receivables from several unaffiliated companies and individuals of $1,702,933.

Total other expenses, net for the year ended June 30, 2024 consisted of interest expense in the amount of $509,208, accretion of financing cost caused by Convertible Notes in the amount of $1,353,661, and other non-operating expenses (net of other non-operating income) of $1,761,150, offset by interest income in the amount of $295,592.

Income tax expense. We recorded income tax expenses of Nil and Nil for the years ended June 30, 2025 and 2024, respectively. See also “—Taxation” above.

Net loss from continuing operations. As a result of the cumulative effect of the factors described above, our net loss from continuing operations decreased by $13,371,473, or 70.4%, to $5,634,218 for the year ended June 30, 2025 from $19,005,691 for the year ended June 30, 2024.

Net income (loss) from discontinued operations. For the year ended June 30, 2025, we recorded net loss from discontinued operations of $276,128 for Chuangying and net income from discontinued operations of $2,768,441 for Zhongrun, respectively. For the year ended June 30, 2024, we recorded net loss from discontinued operations of $138,669 for Chuangying and $323,692 for Zhongrun, respectively.

During the year ended June 30, 2025, we disposed our 75% equity interest in Zhongrun for total consideration of RMB 1,087,500 (approximately $151,285). The transaction was completed on November 30, 2024, upon which Zhongrun ceased to be a subsidiary of us and was deconsolidated from our consolidated financial statements. For the year ended June 30, 2025, we recognized gain on disposal of discontinued operations, net of tax of $2,827,017 from the transaction.

Net loss. As a result of the cumulative effect of the factors described above, our net loss decreased by $16,326,147, or 83.9%, to $3,141,905 for the year ended June 30, 2025 from $19,468,052 for the year ended June 30, 2024.

B. Liquidity and Capital Resources

As of June 30, 2026, we had cash and cash equivalents of $263,274,014. We finance our operations, working capital needs, and strategic investments from cash generated through operations and through debt and equity financing.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended June 30,
	2026	2025	2024
Net cash provided by (used in) operating activities	$3,139,760	$(3,535,895)	$(11,453,154)
Net cash provided by (used in) investing activities	24,192,783	(32,373,518)	4,295,120
Net cash provided by financing activities	50,525,106	108,657,801	36,629,254
Net increase in cash, cash equivalents and restricted cash	77,857,649	72,748,388	29,471,220
Effect of currency translation	$12,384,493	$(526,594)	$86,478
Cash, cash equivalents and restricted cash at beginning of the year	173,031,872	100,810,078	71,252,380
Cash, cash equivalents and restricted cash at end of the year	$263,274,014	$173,031,872	$100,810,078

Operating Activities

For the year ended June 30, 2026, net cash provided by operating activities was $3,139,760, representing an increase of $6,675,655 in cash inflow compared to net cash used in operating activities of $3,535,895 for the year ended June 30, 2025. The increase in cash inflow in operating activities primarily resulted from the change of the following accounts:

a)	A net income for the year ended June 30, 2026 of $1,569,837, compared with a net loss of $3,141,905 for the year ended June 30, 2025. Excluding the adjustments of non-cash items, net income for the year ended June 30, 2026 was $1,861,014 and net loss for the year ended June 30, 2025 was $4,522,062, respectively. This represented an increase in cash inflow of $6,383,076 for the year ended June 30, 2026 compared with the year ended June 30, 2025.

b)	Change in accounts receivable was $5,500 net cash inflow for the year ended June 30, 2026. For the year ended June 30, 2025, change in accounts receivable was $349,593 net cash inflow, which led to a $344,093 decrease in net cash inflow from operating activities. Decrease in accounts receivable for the year ended June 30, 2026 was primarily attributable to collection of accounts receivable generated from prior periods.

c)	Change in advance to suppliers was $427,453 net cash outflow for the year ended June 30, 2026. For the year ended June 30, 2025, change in advance to suppliers was $926,912 net cash inflow, which led to a $1,354,365 decrease in net cash inflow from operating activities. Increase in advance to suppliers for the year ended June 30, 2026 was primarily attributable to higher prepayments for goods and services to support the growth of our business.

d)	Change in prepayments, deposits and other current assets was $1,245,546 net cash inflow for the year ended June 30, 2026. For the year ended June 30, 2025, change in prepayments, deposits and other current assets was $2,394,318 net cash inflow, which led to a $1,148,772 decrease in net cash inflow from operating activities. Decrease in prepayments, deposits and other current assets for the year ended June 30, 2026 was primarily attributable to the collection of interest receivables balance as of June 30, 2025.

e)	Change in accounts payable and accrued expenses was $22,925 net cash inflow for the year ended June 30, 2026. For the year ended June 30, 2025, change in accounts payable was $2,935,384 net cash outflow, which led to a $2,958,309 increase in net cash inflow from operating activities. Accounts payable and accrued expenses balance remained stable for the year ended June 30, 2026. Decrease in accounts payable and accrued expenses for the year ended June 30, 2025 was primarily attributable to payments made to settle prior-period payables and accrued expenses.

For the year ended June 30, 2025, net cash used in operating activities of $3,535,895, representing a decrease of $7,917,259 in cash outflow compared to net cash used in operating activities of $11,453,154 for the year ended June 30, 2024. The decrease in cash outflow in operating activities primarily resulted from the change of the following accounts:

a)	A net loss for the year ended June 30, 2025 of $3,141,905, compared with a net loss of $19,468,052 for the year ended June 30, 2024. Excluding the adjustments of non-cash items, net loss for the year ended June 30, 2025 was $4,522,062 and net loss for the year ended June 30, 2024 was $12,450,214, respectively. This represented a decrease in cash outflow of $7,928,152 for the year ended June 30, 2025 compared with the year ended June 30, 2024.

b)	Change in advance to suppliers was $926,912 net cash inflow for the year ended June 30, 2025. For the year ended June 30, 2024, change in advance to suppliers was $38,037 net cash inflow, which led to a $888,875 increase in net cash inflow from operating activities. Decrease in advance to suppliers for the year ended June 30, 2025 was primarily attributable to the utilization of prior-period advances as the related goods and services were received, together with relatively limited new advance payments during the year.

c)	Change in prepayments, deposits and other current assets was $2,394,318 net cash inflow for the year ended June 30, 2025. For the year ended June 30, 2024, change in prepayments, deposits and other current assets was $203,057 net cash outflow, which led to a $2,597,375 decrease in net cash outflow from operating activities. Decrease in prepayments, deposits and other current assets for the year ended June 30, 2025 was primarily attributable to the expiration of several advertising agreements in the first half of 2025, which were not renewed, resulting in lower prepaid marketing expenses.

d)	Change in accounts payable and accrued expenses was $2,935,384 net cash outflow for the year ended June 30, 2025. For the year ended June 30, 2024, change in accounts payable and accrued expenses was $578,232 net cash inflow, which led to a $3,513,616 increase in net cash outflow from operating activities. Decrease in accounts payable and accrued expenses for the year ended June 30, 2025 was primarily attributable to payments made to settle prior-period payables and accrued expenses.

Investing Activities

Net cash provided by investing activities was $24,192,783 for the year ended June 30, 2026. Net cash provided by investing activities for the year ended June 30, 2026 consisted of cash received from collection of loan receivables and interest receivables in the amount of $33,632,933, offset by prepayments made for purchase of smart community system in the amount of $5,008,658, cash lent to related parties in the amount of $4,293,136 and cash disposed in the disposal of Chuangying and its subsidiaries in the amount of $138,356.

Net cash used in investing activities was $32,373,518 for the year ended June 30, 2025. Net cash used in investing activities for the year ended June 30, 2025 consisted of cash paid for loan receivables in the amount of $31,930,000, cash paid for improvements of buildings in the amount of $292,327, and cash lent to related parties in the amount of $150,876.

Net cash provided by investing activities was $4,295,120 for the year ended June 30, 2024. Net cash provided by investing activities for the year ended June 30, 2024 consisted of collection from related parties in the amount of $4,295,120.

Financing Activities

Net cash provided by financing activities was $50,525,106 for the year ended June 30, 2026, which consisted of proceeds from issuance of ordinary shares in the amount of $50,553,300, offset by net repayments of temporary loans from related parties in the amount of $28,194.

Net cash provided by financing activities was $108,657,801 for the year ended June 30, 2025, which consisted of proceeds from issuance of ordinary shares in the amount of $108,065,152 and temporary loans from related parties in the amount of $592,649.

Net cash provided by financing activities was $36,629,254 for the year ended June 30, 2024, which consisted of net proceeds from issuance of ordinary shares in the amount of $35,733,560 and temporary loan from related parties of $1,444,930, offset by repayment of convertible note in the amount of $549,236.

Capital Expenditures

We made capital expenditures of $5,008,658, $292,327 and Nil during the years ended June 30, 2026, 2025 and 2024, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment (including office and electronic equipment), intangible assets, and the right-of-use asset for Fuzhou Shoushan Waterfall Scenic Area. We plan to continue to make capital expenditures to meet the needs from the growth of our business.

Holding Company Structure

E-Home is a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through E-Home WFOE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by E-Home WFOE. If E-Home WFOE or our other PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, E-Home WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, E-Home WFOE and its PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, each may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and these entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange. E-Home WFOE has not paid dividends and will not be able to pay dividends until it meets the requirements for statutory reserve funds.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods from June 30, 2025 to June 30, 2026 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Policies and Estimates

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters, including, but not limited to: revenue recognition; the allowance for credit losses; estimated useful lives of fixed assets and operating lease right-of-use assets; the recoverability of long-term prepayments, deposits and other non-current assets; and accruals for income tax uncertainties.

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

Right-of-use of assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There were no impairment losses recorded for right-of-use lease assets for the years ended June 30, 2026, 2025 and 2024.

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

We generate revenues primarily from installation & maintenance services, housekeeping services, senior care services, sales of household appliance accessories and sales of E-watches. We sell our goods and services through a third-party service provider, WeChat platform.

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

We have elected the practical expedient under ASC 606-10-32-18 not to adjust the promised consideration for the effects of a significant financing component when, at contract inception, the expected interval between customer payment and the transfer of the related goods or services is one year or less.

Installation& maintenance

Installation and maintenance services mainly consist of the following services: technical home installation and repair, maintenance and other after-sales services provided under individual customer orders. Revenues from installation and maintenance services are recognized at a point in time when the specified work is completed and control of the completed service outcome transfers to the customer. Customers do not receive and consume the benefits of these services before completion and do not control the work in progress. We do not have an enforceable right to payment for performance completed to date before the entire order is completed.

For service arrangements that include multiple performance obligations, the transaction price is allocated to each performance obligation based on its standalone selling price. We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price.

We consider whether the nature of our promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We engage third-party service providers to perform services on its behalf. We direct the provision of services, sets service prices and remains responsible for fulfilling customer orders, including arranging a replacement provider when necessary. Based on our assessment of control over the specified services before their transfer to customers, we act as principal and recognizes revenue at the gross amount of consideration to which we expect to be entitled.

Customers place orders through our mobile application and make payments through third-party payment platforms, such as WeChat Pay and Alipay. When placing an order, customers pay either a required visit fee or the estimated total service fee. Amounts collected before the related performance obligations are satisfied are recorded as contract liabilities.

Housekeeping services

Housekeeping services refer to services including housecleaning, maternity matron and personnel staffing. Revenues from housekeeping are generally recognized as the services are rendered because customers simultaneously receive and consume the benefits of the services. Individual app-based housekeeping orders are generally completed within a short period and recorded upon completion, with appropriate period-end adjustments for services rendered but not yet completed. For certain cleaning service orders provided to corporate clients under service arrangements that cover a specified period, revenue is recognized over time on a time-elapsed basis over the contractual service periods, reflecting the pattern in which the services are provided to customers.

We consider whether the nature of our promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We have concluded that we act as principal in its housekeeping arrangements and recognizes revenue at the gross amount of consideration to which we expect to be entitled.

Contract assets

We assess whether contract assets arise by evaluating the timing of our performance, customer payments and contractual rights to consideration under each type of arrangement. For app-based installation and maintenance services and housekeeping orders, customers had settled the consideration relating to revenue recognized as of each reporting date. Accounts receivable arose solely from cleaning services provided under contractual service orders. Our rights to consideration for services already rendered as of the reporting dates were unconditional and did not depend on further performance. Accordingly, unpaid amounts were recorded as accounts receivable. For senior care arrangements, annual fees covering the E-watch and related services are collected in advance. Amounts allocated to services not yet provided are recorded as contract liabilities and recognized as revenue over the service period. Based on the assessment, we had no contract assets as of June 30, 2026 and 2025.

Contract liabilities

Contract liabilities represent our obligation to transfer goods or services to a customer for which consideration has been received or is due. We recognize contract liabilities when customer payments are received or become due, whichever is earlier, before the related performance obligation is satisfied. Contract liabilities are recognized as revenue when or as the related performance obligations are satisfied.

Remaining performance obligations

We apply the disclosure exemption in ASC 606-10-50-14(a) to performance obligations that are part of contracts with an original expected duration of one year or less. Accordingly, we do not disclose the transaction price allocated to remaining performance obligations or the expected timing of recognition for those contracts. These performance obligations relate to the services described above and have remaining contractual durations of one year or less.

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

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

We do not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on our consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date hereof.

NAME	AGE	POSITION
Wenshan Xie	53	Chairman and Chief Executive Officer
Chunsheng Zhu	61	Chief Financial Officer
Xiaojing Wu	36	Co-Chief Executive Officer and Director
Chunming Xie	31	Director
Yijing Ye	61	Independent Director
Jianhua Wang	54	Independent Director
Heung Ming Henry Wong	55	Independent Director

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

Xiaojing Wu. Ms. Wu has served as Director of the Office at Hebei Yunying Dongshan Hotel Co., Ltd. since September 2023, where she is responsible for overseeing the company’s administrative, logistical, and external liaison functions. From April 2020 to September 2023, Ms. Wu served as Office Supervisor at Qinhuangdao Tourism Investment Hotel Management Co., Ltd., where she was responsible for administrative coordination, operational support, and quality management. Ms. Wu received a bachelor’s degree in Human Resource Management from Wuhan University of Science and Technology in 2016.

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

B. Compensation

Executive Compensation

For the fiscal year ended June 30, 2026, the aggregate cash compensation and benefits that we paid to our executive officers were approximately $45,809. In addition to cash compensation, the Company granted share-based compensation to certain executive officers and directors under its share incentive plan. On January 9, 2024, the Company granted 340,000 ordinary shares (136 shares after giving effect to reverse stock splits on February 14, 2024, September 24, 2024 and May 30, 2025) to Mr. Wenshan Xie as compensation under its share incentive plan, at a fair value of $213,520 (par value of $68,000 and additional paid-in capital of $145,520). On June 3, 2023, the Company granted 1,720,000 ordinary shares (69 shares after giving effect to reverse stock splits on September 25, 2023, February 14, 2024, September 24, 2024 and May 30, 2025) to its directors and officers as their compensations under its share incentive plan, at a fair value of $216,548 (par value of $34,400 and additional paid-in capital of $182,148).

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits, and a housing provident fund.

Director Compensation

For the fiscal year ended June 30, 2026, the aggregate cash compensation that we paid to our independent directors was approximately $54,400, and we did not pay our executive directors for their services as directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our non-employee directors.

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

Share Incentive Plans

2025 Plan

Administration. The E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan (“2025 Plan”) requires that a committee of non-employee directors administer the 2025 Plan. Currently, our Compensation Committee, which we refer to hereafter as the Committee, administers the 2025 Plan.

Shares Subject to the 2024 Plan. The shares issuable under the 2025 Plan are our ordinary shares that are authorized but unissued or reacquired ordinary shares, including shares repurchased by the Company as treasury shares. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2025 Plan is limited to 15,014,400 ordinary shares. As of the date of this annual report, there are 15,014,400 ordinary shares available for issuance under the 2025 Plan.

Types of Awards and Eligibility. The 2025 Plan provides for five types of awards, and they are: Stock Options, Stock Appreciation Rights (“SAR”), Unrestricted Stock, Restricted Stock, and Restricted Stock Units. The Eligible Persons under the 2025 Plan include Employees, Outside Directors, Consultants, and New Hires of the Company or its subsidiaries, as selected by our Board or the designated committee thereof.

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

Term. The 2025 Plan is effective immediately upon the adoption by our Board of Directors, and will terminate on the earliest to occur of (i) the 10th anniversary of the 2025 Plan’s effective date, or (ii) the date on which all shares available for issuance under the 2025 Plan shall have been issued as fully-vested shares. The Board of Directors of the Company adopted the 2025 Plan on July 11, 2025.

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

D. Employees

As of June 30, 2026, we had a total of 488 employees. The following table shows the number of our employees by function.

Function	Number of Employees
Management	7
Finance	23
Product Development	18
Human Resource Administration	23
Sales Center-Warehouse Logistics	9
Sales Center-Purchasing	7
Sales Center-Planning	13
Sales Center-Customer Service	70
Sales Center-Marketing	293

Sales Center-Housekeeping	25
Total	488

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

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of November 4, 2026 by:

●	Each of our directors (including our director nominees) and named executive officers;

●	All directors (including our director nominees) and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Ordinary Shares Beneficially Owned
Directors and Executive Officers:	Number(1)	Percent of Class(2)
Wenshan Xie, Chairman and Chief Executive Officer	744,295	*
Chunsheng Zhu, Chief Financial Officer	1	*
Xiaojing Wu, Co-Chief Executive Officer and Director	0	-
Chunming Xie, Director	0	-
Yijing Ye, Independent Director	1	*
Jianhua Wang, Independent Director	2	*
Heung Ming Henry Wong, Independent Director	0	-
All directors and executive officers as a group	744,299	*

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Unless otherwise noted, the business address of each of the directors and executive officers is E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China.

(2)	A total of 75,000,210 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of November 4, 2026.

None of our major shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of Action to Recover Erroneously Awarded Compensation

During and after the last completed fiscal year ended June 30, 2026, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

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

Due from related parties

As of June 30, 2026, the Company had receivable balances of $2,248,910 and $2,219,971 from Fuzhou Jiajiale Household Services Co., Ltd. and Putian Youyou Housekeeping Co., Ltd., which included temporary loans and accrued interests. These loans are unsecured and repayable on demand, bearing interest at 3% per annum. For the year ended June 30, 2026, the Company transferred $2,146,568 and $2,146,568 to the two related party entities for temporary lending.

As of June 30, 2026 and 2025, the Company had receivable balances of Nil and $150,876 from Mr. Jianying Lin, one of the major shareholders of the Company’s subsidiary Chuangying. For the year ended June 30, 2026, the Company collected $154,562 from Mr. Lin. For the year ended June 30, 2025, the Company transferred $224,839 to Mr. Lin for temporary lending and collected $73,963 from Mr. Lin. These temporary loans are non-interest-bearing, unsecured and repayable on demand.

For the year ended June 30, 2024, the Company collected $4,295,120 from E-Home Group Limited, a company controlled by Mr. Wenshan Xie, one of the major shareholders and Chief Executive Officer of the Company. The collection represented repayment of temporary loans the Company transferred to E-Home Group Limited of $4,295,120 during the year ended June 30, 2023. These loans were non-interest-bearing, unsecured and repayable on demand.

Due to related parties

As of June 30, 2026 and 2025, the Company had payable balances of $2,346,329 and $2,409,951 to Mr. Wenshan Xie, one of the major shareholders and Chief Executive Officer of the Company, for temporary working capital needs, respectively. For the years ended June 30, 2026, 2025 and 2024, Mr. Xie made payments of $333,891, $720,835 and $1,509,350 for temporary working capital needs of the Company, respectively. For the years ended June 30, 2026, 2025 and 2024, the Company repaid $408,873, $128,186 and $141,055 to Mr. Xie, respectively.

As of June 30, 2026 and 2025, the Company had payable balances of $93,090 and $90,000 to Ms. Zhaodi Zeng, the wife of Mr. Wenshan Xie, respectively. For the years ended June 30, 2026, 2025 and 2024, Ms. Zeng made payments of $3,012, Nil and $90,000 for temporary working capital needs of the Company, respectively.

As of June 30, 2026, the Company had payable balances of $25,113, $16,276 and $3,524 to Mr. Guihui Lin, Putian Youyou Housekeeping Co., Ltd. and Ms. Chunming Xie, respectively. For the year ended June 30, 2026, Mr. Guihui Lin, Putian Youyou Housekeeping Co., Ltd. and Ms. Chunming Xie made payments of $24,477, $15,864 and $3,435 for temporary working capital needs of the Company, respectively.

All amounts due to related parties are non-interest-bearing, unsecured and repayable on demand.

Shares issued to directors

On January 9, 2024, the Company granted 340,000 ordinary shares (5 shares after giving effect to reverse stock splits on February 14, 2024, September 24, 2024, May 30, 2025, and March 30, 2026) to Mr. Xie as compensation under its share incentive plan at a fair value of $213,520.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares have been listed on the Nasdaq Capital Market since May 14, 2021. Our ordinary shares trade under the symbol “EJH.”

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

The authorized share capital of the Company is US$1,000,020,000 divided into (x) 100,000,000,000,000 shares designated as ordinary shares with a par value of US$0.00001 each and (y) 10,000,000 shares designated as preferred shares with a par value of US$0.002 each. As of November 4, 2026, there were 75,000,210 ordinary shares issued and outstanding.

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

When a takeover offer is made and accepted by holders of 90% of the shares for which the offer is made, the offeror may, within a two-month period commencing from such acceptance, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, or collusion or lack of compliance with the statutory requirements.

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

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi at the enterprise’s discretion. SAFE Circular 16 provides an integrated standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investments with the exception of bank financial products that can guarantee the principal in the PRC, unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise’s own use, with the exception of the real estate enterprise.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements to shareholders. Our executive officers and directors are required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. Our principal shareholders who are not officers or directors, however, remain exempt from Section 16(a) reporting requirements. Our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of June 30, 2026 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and chief financial officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were not effective, due to the material weaknesses in our internal control over financial reporting as described below.

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

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Fiscal Year Ended June 30,
	2026	2025
Audit Fees	$285,000	$280,000
Audit-related Fees	-	-
Tax Fees	-	-
TOTAL	$285,000	$280,000

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

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1*	The Fifth Amended and Restated Memorandum and Articles of Association of the Company
2.1*	Description of Shares
4.1	Exclusive Business Cooperation Agreement, dated February 22, 2019, between E-Home Household Service Technology Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.2	Exclusive Option Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.3	Equity Interest Pledge Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.4	Voting Rights Proxy and Financial Supporting Agreement, dated February 22, 2019, among E-Home Household Service Technology Co., Ltd., Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and the shareholders of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.5	Exclusive Business Cooperation Agreement, dated February 20, 2019, between E-Home Household Service Technology Co., Ltd. and Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.6	Exclusive Option Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.7	Equity Interest Pledge Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.8	Voting Rights Proxy and Financial Supporting Agreement, dated February 20, 2019, among E-Home Household Service Technology Co., Ltd., Fuzhou Bangchang Technology Co. Ltd. and the shareholders of Fuzhou Bangchang Technology Co. Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.9	Form of Business Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed on August 26, 2019)

4.10	Form of Housekeeping Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.11	Form of Internet At-Home Senior Care Service Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.12	Rental Contract, dated December 31, 2019, between Zheng Hui and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.13	Housing Lease Contract, dated December 22, 2017, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.14	Supplemental Lease Contract, dated March 12, 2019, between Fujian Focus Media Co., Ltd. and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (English Translation) (English Translation) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.15	Lease Agreement for Jinjiang Qinghua Business Hotel and its Supplements (English Translation) (English Translation) (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.16	Financing Lease Agreement between Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. and Fujian Yidao Car Rental Company Limited (English Translation) (English Translation) (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.17	Form of Labor Contract for Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.18	Form of Executive Employment Agreement between the registrant and the executive officers of the registrant (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1/A filed on March 31, 2021)
4.19	Form of Indemnification Agreement between the registrant and the directors and executive officers of the registrant (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on August 26, 2019)
4.20	Form of Appliances Installation and Maintenance and Cleaning Services Cooperation Agreement (English Translation) (English Translation) (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1/A filed on February 14, 2020)
4.21	Form of Securities Purchase Agreement, dated December 20, 2021 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on December 23, 2021)
4.22	Form Convertible Promissory Note, dated December 20, 2021 (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 23, 2021)
4.23	Form of Warrants (incorporated by reference to Exhibit 99.3 to Form 6-K filed on December 23, 2021)
4.24	English Translation of Equity Transfer Agreement, dated January 20, 2022, by and among the Company, E-Home (Pingtan) Home Service Co., Ltd., Mr. Guoqing Wang and Putian YouYou Cleaning Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on January 21, 2022)
4.25	English Translation of Equity Transfer Agreement, dated January 20, 2022, by and among the Company, E-Home (Pingtan) Home Service Co., Ltd., the Sellers and Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd. (incorporated by reference to Exhibit 99.2 to Form 6-K filed on January 21, 2022)
4.26	Form of Securities Purchase Agreement, dated May 13, 2022 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on May 17, 2022)
4.27	Form Convertible Promissory Note, dated May 13, 2022 (incorporated by reference to Exhibit 99.2 to Form 6-K filed on May 17, 2022)
4.28	Form of Warrants (incorporated by reference to Exhibit 99.3 to Form 6-K filed on May 17, 2022)
4.29	English Translation of Equity Transfer Agreement, dated June 14, 2022, by and among the Company, E-Home Hong Kong, Ms. Ling Chen and Zhongrun (Fujian) Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on June 15, 2022)

4.30	English Translation of Equity Transfer Agreement, dated August 2, 2022, by and among the Company, E-Home Hong Kong, Mr. Jianying Lin and Fujian Chuangying Business Science and Technology Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on August 3, 2022)
4.31	Form of Securities Purchase Agreement, dated August 16, 2022 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on August 17, 2022)
4.32	Ordinary Share Purchase Agreement (incorporated by reference to Exhibit 99.1 to Form 6-K filed on September 19, 2022)
4.33	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21, 2022)
4.34	English Translation of Equity Transfer Agreement dated December 20, 2022 by and among Ms. Chen, Hong Kong E-Home, the Company and Zhongrun (incorporated by reference to Exhibit 99.1 to Form 6-K filed on December 20, 2022)
4.35	Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to Form 6-K filed on January 6, 2023)
4.36	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed on January 30, 2023)
4.37	2023 Share Incentive Plan of the Company (incorporated by reference to Exhibit 99.1 to Form 6-K filed on May 16, 2023)
4.38	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed on July 21, 2023)
4.39	Securities Purchase Agreement by and between E-Home Household Service Holdings Limited and the Purchasers, dated January 11, 2024 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on January 16, 2024)
4.40	Stock Award Agreement by and between E-Home Household Service Holdings Limited and Wenshan Xie dated on January 9, 2024. (incorporated by reference to Exhibit 10.2 to Form 6-K filed on January 16, 2024)
4.41	Form of Securities Purchase Agreement dated March 21, 2024 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on March 25, 2024)
4.42	E-Home Household Service Holdings Limited 2024 Omnibus Equity Plan (incorporated by reference to Exhibit 99.1 to Form S-8 filed on May 28, 2024)
4.43	Form of Securities Purchase Agreement dated July 5, 2024 incorporated by reference to Exhibit 10.1 to Form 6-K filed on July 9, 2024)
4.44	Securities Purchase Agreement by and between E-Home Household Service Holdings Limited and the Purchasers, dated March 10, 2025 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on March 14, 2025)
4.45	Form of Securities Purchase Agreement by and between E-Home Household Service Holdings Limited and the Purchasers, dated March 20, 2025 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on March 24, 2025)
4.46	Form of Securities Purchase Agreement by and between E-Home Household Service Holdings Limited and the Purchasers, dated August 2025 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on August 12, 2025)
4.47	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed on November 7, 2025)
4.48	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed on December 3, 2025)
4.49	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed on September 30, 2026)
8.1*	List of the registrant’s subsidiaries
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 filed on August 26, 2019)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Fujian Dajia Law Firm
15.2*	Consent of Enrome LLP
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to Form 20-F filed on October 29, 2024)
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to Form 20-F filed on October 29, 2024)
99.1	E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8, filed on June 25, 2025)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

Date: November 6, 2026

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

E-Home Household Service Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of E-Home Household Service Holdings Limited and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years ended June 30, 2026, 2025 and 2024, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the years ended June 30, 2026, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023

Singapore

November 6, 2026

E-Home Household Service Holdings Limited

Consolidated Balance Sheets

As of June 30, 2026 and 2025

(In U.S. Dollars, except for Share Data)

	2026	2025 (reclassified)
ASSETS
Current assets
Cash and cash equivalents	$263,274,014	$172,773,409
Restricted cash	-	8,425
Accounts receivable, net	19,799	7,980
Advance to suppliers, net	514,029	6,984
Loan receivables	-	31,930,000
Due from related parties	4,468,881	150,876
Prepayments, deposits and other current assets, net	61,471,203	3,647,957
Current assets of discontinued operations	-	581,511
Total current assets	329,747,926	209,107,142
Non-current assets
Property and equipment, net	3,862,834	4,221,734
Operating lease – right-of-use assets, net	4,197,323	4,383,029
Long-term prepayments, deposits and other non-current assets	5,505,880	60,349,230
Non-current assets of discontinued operations	-	2,239
Total non-current assets	13,566,037	68,956,232
TOTAL ASSETS	$343,313,963	$278,063,374

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$5,382,444	$5,307,619
Contract liabilities	314,885	211,095
Taxes payable	403,817	5,625
Current maturities of operating lease liabilities	86,170	78,976
Due to related parties	2,484,332	2,499,951
Current liabilities of discontinued operations	-	402,551
Total current liabilities	8,671,648	8,505,817
Long-term portion of operating lease liabilities	1,426,864	1,331,873
Deferred tax liabilities	-	397,423
Total non-current liabilities	1,426,864	1,729,296
TOTAL LIABILITIES	10,098,512	10,235,113

Commitments and contingencies (Note 18)	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $1.25 par value, 800,000,000 shares authorized; 3,200,210 shares and 160,154* issued and outstanding as of June 30, 2026 and 2025)	4,000,263	200,190
Additional paid-in capital	343,821,568	297,026,948
Statutory reserve	664,100	664,100
Accumulated deficits	(22,624,120)	(23,999,135)
Accumulated other comprehensive income (loss)	5,180,953	(7,997,390)
Total equity attributable to E-Home shareholders	331,042,764	265,894,713
Non-controlling interests	2,172,687	1,933,548
TOTAL SHAREHOLDERS’ EQUITY	333,215,451	267,828,261
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$343,313,963	$278,063,374

*	Retrospectively restated for effect of reverse stock split on March 30, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Years Ended June 30, 2026, 2025 and 2024

(In U.S. Dollars, except for Share Data)

	2026	2025 (reclassified)	2024 (reclassified)
Revenues
Installation and maintenance	$38,251,497	$32,117,882	$29,773,730
Housekeeping	18,895,861	15,861,366	15,409,924
Senior care services	-	353,404	4,025,456
Total revenues	57,147,358	48,332,652	49,209,110
Cost of revenues
Installation and maintenance	28,336,568	23,796,369	22,015,277
Housekeeping	15,583,329	13,685,042	13,194,887
Senior care services	-	142,851	2,188,798
Total cost of revenues	43,919,897	37,624,262	37,398,962
Gross profit	13,227,461	10,708,390	11,810,148
Operating expenses
Sales and marketing expenses	8,086,406	13,332,629	21,231,218
General and administrative expenses	3,466,277	5,367,915	6,256,194
Total operating expenses	11,552,683	18,700,544	27,487,412
Income (Loss) from operations	1,674,778	(7,992,154)	(15,677,264)
Other income (expenses), net
Interest income	373,833	2,081,460	295,592
Interest expense	-	-	(509,208)
Accretion of financing cost	-	-	(1,353,661)
Other income (expenses), net	153,041	276,476	(1,761,150)
Total other income (expenses), net	526,874	2,357,936	(3,328,427)
Income (Loss) before income taxes from continuing operations	2,201,652	(5,634,218)	(19,005,691)
Income tax expenses	(1,243,875)	-	-
Net income (loss) from continuing operations	957,777	(5,634,218)	(19,005,691)

Discontinued operations - Chuangying:
Loss from discontinued operations, net of income taxes	(52,637)	(276,128)	(138,669)
Gain on disposal of discontinued operations, net of income taxes	664,697	-	-
Net income (loss) from discontinued operations	612,060	(276,128)	(138,669)

Discontinued operations - Zhongrun:
Loss from discontinued operations, net of income taxes	-	(58,576)	(323,692)
Gain on disposal of discontinued operations, net of income taxes	-	2,827,017	-
Net income (loss) from discontinued operations	-	2,768,441	(323,692)

Net income (loss)	$1,569,837	$(3,141,905)	$(19,468,052)
Net income (loss) attributable to shareholders	1,375,015	(979,240)	(19,387,129)
Net income (loss) attributable to non-controlling interests	194,822	(2,162,665)	(80,923)
Net income (loss)	$1,569,837	$(3,141,905)	$(19,468,052)
Other comprehensive income (loss)
Foreign currency translation adjustment	13,264,053	(1,120,662)	(62,877)
Total comprehensive income (loss)	$14,833,890	$(4,262,567)	$(19,530,929)

Net income (loss) per ordinary share - basic	$0.63	$(20.32)	$(29,918.41)
Net income (loss) per ordinary share - diluted	0.63	(20.32)	(29,918.41)
Weighted average number of ordinary shares outstanding - basic	2,192,812	48,182 *	648 **
Weighted average number of ordinary shares outstanding - diluted	2,192,812	48,182 *	648 **

*	Retrospectively restated for effect of reverse stock splits on September 24, 2024, May 30, 2025 and March 30, 2026.

**	Retrospectively restated for effect of reverse stock splits on September 25, 2023, February 14, 2024, September 24, 2024, May 30, 2025 and March 30, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended June 30, 2026, 2025 and 2024

(In U.S. Dollars, except for Share Data)

	Number of Shares		Ordinary Shares	Additional paid-in capital	Statutory reserve	Accumulated deficits	Accumulated other comprehensive (loss) income	Non-controlling interests	Total shareholders’ equity
Balance as of June 30, 2023	44	***	54	147,005,748	664,100	(3,632,766)	(7,109,254)	880,724	137,808,606
Loss for the year	-		-	-	-	(19,387,129)	-	(80,923)	(19,468,052)
Foreign currency translation adjustment	-		-	-	-	-	(58,945)	(3,932)	(62,877)
Reverse stock split	(1)		(1)	1	-	-	-	-	-
Shares issued to investors	1,292		1,615	35,731,945	-	-	-	-	35,733,560
Shares issued under equity incentive plan	178		222	3,690,638	-	-	-	-	3,690,860
Shares issued for conversion of convertible notes	122		154	5,455,525	-	-	-	-	5,455,679
Balance as of June 30, 2024	1,635	**	2,044	191,883,857	664,100	(23,019,895)	(7,168,199)	795,869	163,157,776
Loss for the year	-		-	-	-	(979,240)	-	(2,162,665)	(3,141,905)
Foreign currency translation adjustment	-		-	-	-	-	(829,191)	(291,471)	(1,120,662)
Reverse stock split	119		146	(146)	-	-	-	-	-
Shares issued to investors	145,200		181,500	104,291,837	-	-	-	3,591,815	108,065,152
Shares issued under equity incentive plan	13,200		16,500	851,400	-	-	-	-	867,900
Balance as of June 30, 2025	160,154	*	200,190	297,026,948	664,100	(23,999,135)	(7,997,390)	1,933,548	267,828,261
Income for the year	-		-	-	-	1,375,015	-	194,822	1,569,837
Foreign currency translation adjustment	-		-	-	-	-	13,178,343	85,710	13,264,053
Reverse stock split	56		73	(73)	-	-	-	-	-
Shares issued to investors	3,040,000		3,800,000	46,794,693	-	-	-	(41,393)	50,553,300
Balance as of June 30, 2026	3,200,210		4,000,263	343,821,568	664,100	(22,624,120)	5,180,953	2,172,687	333,215,451

*	Retrospectively restated for effect of reverse stock split on March 30, 2026.

**	Retrospectively restated for effect of reverse stock splits on September 24, 2024, May 30, 2025 and March 30, 2026, and capital reduction on March 6, 2025.

***	Retrospectively restated for effect of reverse stock splits on September 25, 2023, February 14, 2024, September 24, 2024, May 30, 2025 and March 30, 2026, and capital reduction on March 6, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2026, 2025 and 2024

(In U.S. Dollars)

	2026	2025	2024
Cash flows generated from operating activities
Net income (loss)	$1,569,837	$(3,141,905)	$(19,468,052)
Adjustments to reconcile net income (loss) to net cash
Interest expenses	-	-	509,208
Interest income of loan receivables	(26,832)	(1,702,933)	-
Allowance of credit losses	45,758	1,447,666	511,383
Depreciation and amortization	523,236	431,786	446,783
Amortization of right-of-use assets	411,880	402,441	403,960
Shares issued to directors and consultants	-	867,900	3,690,860
Gain on disposal of discontinued operations	(664,697)	(2,827,017)	-
Convertible note - Accretion of financing cost	-	-	1,353,661
Property and equipment written off	1,832	-	61,059
Intangible assets written off	-	-	19,300
Changes in operating assets and liabilities
Accounts receivables	5,500	349,593	279,915
Advance to suppliers	(427,453)	926,912	38,037
Inventories	-	18,685	16,015
Prepayments, deposits and other current assets	1,245,546	2,394,318	(203,057)
Long-term prepayments, deposits and other non-current assets	-	418,978	2,019,217
Accounts payable and accrued expenses	22,925	(2,935,384)	578,232
Contract liabilities	90,657	(201,066)	(1,651,589)
Taxes payable	324,964	(2,096)	18,668
Operating lease liabilities	16,607	16,227	(76,754)
Cash provided by (used in) operating activities	3,139,760	(3,535,895)	(11,453,154)
Cash flows generated from investing activities
Loan receivables	33,632,933	(31,930,000)	-
Prepayment for acquisition of intangible assets	(5,008,658)	-	-
Disposal of subsidiaries, net of cash disposed	(138,356)	(315)	-
(Lending to) Repayment from related parties	(4,293,136)	(150,876)	4,295,120
Purchases of property and equipment	-	(292,327)	-
Cash provided by (used in) investing activities	24,192,783	(32,373,518)	4,295,120
Cash flows generated from financing activities
Proceeds from stock issuance	50,553,300	108,065,152	35,733,560
Due to related parties	(28,194)	592,649	1,444,930
Repayment of convertible notes	-	-	(549,236)
Cash provided by financing activities	50,525,106	108,657,801	36,629,254
Net increase in cash and cash equivalents	77,857,649	72,748,388	29,471,220
Effects of currency translation	12,384,493	(526,594)	86,478
Cash, cash equivalents and restricted cash at beginning of year	173,031,872	100,810,078	71,252,380
Cash and cash equivalents at end of year	$263,274,014	$173,031,872	$100,810,078

Reconciliation for cash, cash equivalents and restricted cash:
Cash and cash equivalents	263,274,014	173,023,447	100,665,223
Restricted cash	-	8,425	144,855

Supplemental disclosure of cash information:
Income taxes paid	$303,366	$-	$-
Interest paid	$-	$-	$509,208

Supplemental disclosure of non-cash information:
Issuance of shares to directors and consultants	$-	$867,900	$3,690,860
Issuance of shares for convertible note principal and interest settlement	$-	$-	$5,455,679

The accompanying notes are an integral part of these consolidated financial statements.

E-Home Household Service Holdings Limited

Notes to the Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

E-Home Household Service Holdings Limited (the “Company”) was incorporated as an exempted company with limited liability under the law of Cayman Islands on September 24, 2018. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as “the Company”. The Company is principally engaged in the operation of household services, e.g. installation and maintenance of home appliances, housekeeping and senior care in the People’s Republic of China (the “PRC”) through on-line APP platform or call center. As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

Reorganization

In preparation of its initial public offering in the United States, the following transactions were undertaken to reorganize the legal structure of the Company. The reorganization involved (i) the incorporation of the Company in the Cayman Islands as a holding company; (ii) the establishment of E-Home Household Service Holdings Limited (“E-Home Hong Kong”) as a wholly-owned subsidiary in Hong Kong, PRC; (iii) the establishment of E-Home Household Service Technology Co., Ltd. (“WFOE”), as a subsidiary with 90.8% of its equity owned by of E-Home Hong Kong in Fujian, PRC; (iv) the entry by WFOE into contractual arrangements with E-Home (Pingtan) Home Service Co., Ltd. (“E-Home Pingtan”) and Fuzhou Bangchang Technology Co. Ltd. (“Fuzhou Bangchang”) and their shareholders. The Company, E-Home Hong Kong and WFOE are all holding companies and had not commenced operation until this reorganization was complete. A reorganization of the Company’s legal structure was completed in February 2019.

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

Reverse stock splits

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

On January 23, 2026, the Company’s shareholders at an extraordinary general meeting approved a share consolidation at a ratio ranging from one-for-two to one-for-eighty, with the final ratio to be determined by the board of directors. The Company subsequently implemented a one-for-twenty-five share consolidation, effective at the opening of trading on March 30, 2026, increasing the par value of each ordinary share from US$0.05 to US$1.25. As a result of the one-for-twenty-five reverse stock split, every twenty-five pre-split ordinary shares outstanding were automatically combined and converted into one issued and outstanding ordinary share without any action on the part of the shareholders. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split, and any fractional entitlements were rounded up to the nearest whole ordinary share.

The number of ordinary shares outstanding as of June 30, 2026 and 2025, and for the years ended June 30, 2026, 2025 and 2024 were retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024, September 24, 2024, May 30, 2025 and March 30, 2026.

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

The Company’s major consolidated subsidiaries as of June 30, 2026 are as follows:

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, revenue recognition, the allowance for credit losses, estimated useful lives of property and equipment, and operating lease right-of-use assets, and accruals for income tax uncertainties.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash at banks and online payment platform, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash is cash held as collateral for transactions and loans the Company has entered into or penalty the Company is required to pay.

The balance of restricted cash presented on the face of the consolidated balance sheets as of June 30, 2026 and 2025 were Nil and $8,425, respectively.

Accounts receivable

Accounts receivable arise from cleaning services provided under contractual service orders and are recognized when the Company’s right to consideration is unconditional. Accounts receivable are non-interest-bearing and are presented net of an allowance for expected credit losses. Payment is due in accordance with the relevant contractual terms. The Company expects to collect its current accounts receivable, net of the allowance for expected credit losses, within one year.

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

Based on its assessment of the recoverability of accounts receivable, the Company recorded a reversal of expected credit loss expense of $16,623 for the year ended June 30, 2026, and expected credit losses of $105,212 and $288,662 for the years ended June 30, 2025 and 2024, respectively.

Advance to suppliers

Advance to suppliers refer to advances for purchase of inventories or services, which are applied against accounts payable when the inventories or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. The allowance for advances to suppliers recognized for the years ended June 30, 2026, 2025 and 2024 were Nil, Nil and $222,721, respectively.

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

The Company reviews a supplier’s credit history and background information before advancing a payment. If the receivables expected not to be collected, the Company would write off such amount in the period when it is considered as impaired. For the years ended June 30, 2026, 2025 and 2024, the Company assessed the recoverability of its prepayments, deposits and other current assets and record expected credit losses of $62,381, $1,342,454 and Nil, respectively.

Inventories

Inventories primarily include purchased accessories, appliances and E-watches for senior care services. Cost of inventories is based on purchase costs. Inventories are stated at the lower of cost or net realizable value. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for work in progress. For the years ended June 30, 2026, 2025 and 2024, the Company recorded impairment provision of inventories for lower of cost or net realizable value of Nil, Nil and Nil, respectively.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss).

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

Right-of-use of assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There were no impairment losses for right-of-use lease assets recorded for the years ended June 30, 2026, 2025 and 2024.

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

Level 3 –Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, loan receivables, due from related parties, payment, deposits and other current assets and accounts payable to approximate the fair value of the respective assets and liabilities as of June 30, 2026 and 2025 owing to their short-term or immediate nature. The carrying amounts of the long-term receivables and payables approximate their fair value as the interest rates are comparable to the prevailing interest rates in the market. For the years ended June 30, 2026, 2025 and 2024, there were no transfers between different levels of inputs used to measure fair value.

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

The Company has elected the practical expedient under ASC 606-10-32-18 not to adjust the promised consideration for the effects of a significant financing component when, at contract inception, the expected interval between customer payment and the transfer of the related goods or services is one year or less.

Installation& maintenance

Installation and maintenance services mainly consist of the following services: technical home installation and repair, maintenance and other after-sales services provided under individual customer orders. Revenues from installation and maintenance services are recognized at a point in time when the specified work is completed and control of the completed service outcome transfers to the customer. Customers do not receive and consume the benefits of these services before completion and do not control the work in progress. The Company does not have an enforceable right to payment for performance completed to date before the entire order is completed.

For service arrangements that include multiple performance obligations, the transaction price is allocated to each performance obligation based on its standalone selling price. The Company allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price.

The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). The Company engages third-party service providers to perform services on its behalf. The Company directs the provision of services, sets service prices and remains responsible for fulfilling customer orders, including arranging a replacement provider when necessary. Based on its assessment of control over the specified services before their transfer to customers, the Company acts as principal and recognizes revenue at the gross amount of consideration to which it expects to be entitled.

Customers place orders through the Company’s mobile application and make payments through third-party payment platforms, such as WeChat Pay and Alipay. When placing an order, customers pay either a required visit fee or the estimated total service fee. Amounts collected before the related performance obligations are satisfied are recorded as contract liabilities.

Housekeeping services

Housekeeping services refer to services including housecleaning, maternity matron and personnel staffing. Revenues from housekeeping are generally recognized as the services are rendered because customers simultaneously receive and consume the benefits of the services. Individual app-based housekeeping orders are generally completed within a short period and recorded upon completion, with appropriate period-end adjustments for services rendered but not yet completed. For certain cleaning service orders provided to corporate clients under service arrangements that cover a specified period, revenue is recognized over time on a time-elapsed basis over the contractual service periods, reflecting the pattern in which the services are provided to customers.

The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). The Company has concluded that it acts as principal in its housekeeping arrangements and recognizes revenue at the gross amount of consideration to which it expects to be entitled.

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

The transaction price is allocated between the E-watch and the related care services based on their relative standalone selling prices. Revenue allocated to the E-watch is recognized at a point in time when the customer receives the E-watch and obtains control of it. Revenue allocated to the care services is recognized over the contractual service period as the services are provided. Amounts allocated to services not yet provided are recorded as contract liabilities.

The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). The Company has concluded that it acts as principal in its senior care arrangements and recognizes revenue at the gross amount of consideration to which it expects to be entitled.

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

Contract assets

The Company assesses whether contract assets arise by evaluating the timing of its performance, customer payments and contractual rights to consideration under each type of arrangement. For app-based installation and maintenance services and housekeeping orders, customers had settled the consideration relating to revenue recognized as of each reporting date. Accounts receivable arose solely from cleaning services provided under contractual service orders. The Company’s rights to consideration for services already rendered as of the reporting dates were unconditional and did not depend on further performance. Accordingly, unpaid amounts were recorded as accounts receivable. For senior care arrangements, annual fees covering the E-watch and related services are collected in advance. Amounts allocated to services not yet provided are recorded as contract liabilities and recognized as revenue over the service period. Based on the assessment, the Company had no contract assets as of June 30, 2026 and 2025.

Contract liabilities

Contract liabilities represent the Company’s obligation to transfer goods or services to a customer for which consideration has been received or is due. The Company recognizes contract liabilities when customer payments are received or become due, whichever is earlier, before the related performance obligation is satisfied. Contract liabilities are recognized as revenue when or as the related performance obligations are satisfied.

Remaining performance obligations

The Company applies the disclosure exemption in ASC 606-10-50-14(a) to performance obligations that are part of contracts with an original expected duration of one year or less. Accordingly, the Company does not disclose the transaction price allocated to remaining performance obligations or the expected timing of recognition for those contracts. These performance obligations relate to the services described above and have remaining contractual durations of one year or less.

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

For the years ended June 30, 2026, 2025 and 2024, the Company received government subsidies of Nil, $338 and $14,035, respectively. The grants were recorded as other income in the consolidated financial statements.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no potentially dilutive ordinary shares for the years ended June 30, 2026 and 2025. The potentially dilutive ordinary shares for year ended June 30, 2024 was 55 shares.

Comprehensive income (loss)

ASC Topic 220 establishes standards for reporting comprehensive income (loss) and its components. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events from non-owner sources. For the years ended June 30, 2026, 2025 and 2024, foreign currency translation income adjustments of $13,264,053, and foreign currency translation loss adjustments of $1,120,662 and $62,877, respectively, were recognized as a component of accumulated other comprehensive income (loss), respectively.

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

Foreign operations translation

In translating the financial statements of the Company’s PRC subsidiaries from their functional currency into the Company’s reporting currency of United States dollars, consolidated balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders’ equity. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of U.S. Dollar reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	June 30, 2026	June 30, 2025	June 30, 2024
Year-end spot rate	US$1= 6.8109 RMB	US$1= 7.1586 RMB	US$1= 7.1268 RMB
Average rate	US$1= 6.9879 RMB	US$1= 7.1518 RMB	US$1= 7.1249 RMB

Segment reporting

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Company’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Company’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria. The Company’s three segments are installation & maintenance, housekeeping, and senior care services. The Company launched senior care services and started generating revenue from this new segment in August 2019.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. The Company’s capital commitments and contingencies as of June 30, 2026 are disclosed in Note 18 to these consolidated financial statements.

Concentration of risks

Exchange rate risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from exchange rate fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of June 30, 2026 and 2025, the RMB denominated cash and cash equivalents amounted to $263,255,420 and $173,009,847, respectively.

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

In January 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-01 — Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company expects the adoption on this ASU will not have a material effect on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and other comprehensive income (loss) and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following as of June 30, 2026 and 2025:

	2026	2025
Accounts receivable	$235,060	$229,012
Less: allowance for credit loss	(215,261)	(221,032)
Accounts receivable, net	$19,799	$7,980

Changes of allowance for credit loss for accounts receivable for the years ended June 30, 2026 and 2025 are as follows:

	2026	2025

Beginning balance	$221,032	$122,510
Additions	-	105,212
Reversal	(16,623)	-
Exchange rate difference	10,852	(6,690)
Ending balance	$215,261	$221,032

The Company gives its customers credit periods of 30 days to 1 year and continually assesses the recoverability of uncollected accounts receivable. Based on its assessment of the recoverability of accounts receivable, the Company recorded a reversal of expected credit loss expense of $16,623 for the year ended June 30, 2026, and expected credit losses of $105,212 for the year ended June 30, 2025, respectively.

NOTE 4 – LOAN RECEIVABLES

Loan receivables as of June 30, 2025 consisted of short-term loans of $31,930,000 that the Company made to several non-affiliated companies and individuals for temporary lending purposes. The loans bear interest at a rate of 8% per annum and have contractual terms within one year.

The Company evaluates the collectability of its loan receivables based on the borrowers’ financial condition, repayment history, and other relevant factors. Based on this assessment, management concluded that all loan receivables and interest receivable were fully collectible as of June 30, 2025, and no allowance for credit losses was considered necessary. The Company received the full amount of these loan receivables and interest receivable on October 29, 2025.

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER CURRENT ASSETS

Prepayments, deposits and other current assets as of June 30, 2026 and 2025 consisted of the following:

	2026	2025
Deposits paid for land use right (Note 8)	$60,000,000	$-
Prepaid for marketing fee*	1,431,529	1,466,767
Tax receivable	1,372	253,037
Receivable from equity transfer**	-	151,285
Interest receivable	-	1,702,933
Other prepaid expenses and current assets	38,302	73,935
Total prepayments, deposits and other current assets	$61,471,203	$3,647,957

*	The Company entered into several agreements with its suppliers for designing, marketing, advertising and branding services. Prepaid marketing fees are amortized during the contract periods which are within 1 year. The amortization of prepaid marketing fees were as follows:

	2026	2025
Beginning balance	$1,466,767	$4,532,188
Marketing fees paid	2,361,224	2,936,324
Amortization of marketing fees	(2,468,553)	(5,984,507)
Foreign exchange difference	72,091	(17,238)
Ending balance	$1,431,529	$1,466,767

**	On October 29, 2024, the Company entered into an agreement to transfer its 75% ownership in Zhongrun to an unaffiliated individual for total consideration of RMB 1,087,500 (approximately $151,285). The consideration was recorded as prepayment, deposits and other current assets in the consolidated balance sheets. The transaction was completed on November 30, 2024, upon which Zhongrun ceased to be a subsidiary of the Company.

The Company continually assesses the recoverability of uncollected receivables. The Company recovered the full amount of interest receivable of the loans made to several non-affiliated companies and individuals on October 29, 2025. For the years ended June 30, 2026 and 2025, the Company assessed the recoverability of prepayment, deposits and other current assets and record expected credit losses of $62,381 and $1,342,454, respectively.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of June 30, 2026 and 2025:

	2026	2025
Buildings and improvements	$5,607,997	$5,339,387
Motor vehicles	246,435	295,586
Office and electronic equipment	85,083	125,732
Total property and equipment, at cost	5,939,515	5,760,705
Less: accumulated depreciation	(2,076,681)	(1,538,971)
Property and equipment, net	$3,862,834	$4,221,734

The Company recorded depreciation expense of $523,236, $429,417 and $436,686 for property and equipment during the years ended June 30, 2026, 2025 and 2024, respectively. For the years ended June 30, 2026, 2025 and 2024, the Company recorded no impairment losses for property and equipment, respectively.

For the years ended June 30, 2026, 2025 and 2024, the Company purchased new property and equipment of Nil, $292,327 and Nil by cash, respectively. For the year ended June 30, 2026 the Company wrote off office and electronic equipment and machinery of $1,879 (cost of $37,588 and accumulated depreciation of $35,709) and recorded written-off loss of $1,832 included in other income (loss), net. For the year ended June 30, 2025, the Company recorded no disposal of property and equipment. For the year ended June 30, 2024, the Company wrote off office and electronic equipment and machinery of $61,042 (cost of $349,123 and accumulated depreciation of $288,081) and recorded written-off loss of $61,059 included in other income (loss), net.

NOTE 7 – OPERATING LEASE RIGHT-OF-USE ASSETS, NET

Operating lease right -of-use assets, net was as follows as of June 30, 2026 and 2025:

	2025	Increase/ (Decrease)	Exchange rate translation	2026
Shou Hill Valley Area	$2,095,382	$-	$106,970	$2,202,352
Villas	2,068,176	-	105,581	2,173,757
Farmland*	2,095,382	-	106,970	2,202,352
Base Station Tower	244,092	-	12,461	256,553
Total right-of-use assets, at cost	6,503,032	-	331,982	6,835,014
Less: accumulated amortization	(2,120,003)	(411,880)	(105,808)	(2,637,691)
Right-of-use assets, net	$4,383,029	$(411,880)	226,174	$4,197,323

*	On July 7, 2021, E-Home Pingtan entered into an agreement with an unaffiliated company and individual to obtain the right of use for farmland of 74 acres for $2,319,791 (RMB 15,000,000). The Company prepaid the installment of $2,319,791 (RMB 15,000,000) to the individual during the year ended June 30, 2022.

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

For the year ended June 30, 2026, amortization of the operating lease right-of-use assets amounted to $411,880 and the interest on lease liabilities amounted to $45,228, respectively. For the year ended June 30, 2025, amortization of the operating lease right-of-use assets amounted to $402,441 and the interest on lease liabilities amounted to $44,192, respectively. For the year ended June 30, 2024, amortization of the operating lease right-of-use assets amounted to $403,960 and the interest on lease liabilities amounted to $44,359, respectively.

There were no impairment losses for right-of-use lease assets recorded for the years ended June 30, 2026, 2025 and 2024.

NOTE 8 – LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER NON-CURRENT ASSETS

Long-term prepayments, deposits and other non-current assets as of June 30, 2026 and 2025 consisted of the following:

	2026	2025
Deposits paid for land use right*	$-	$60,000,000
Deposits paid for smart community systems**	5,138,822	-
Deposits paid for lease assets***	367,058	349,230
Total	$5,505,880	$60,349,230

*

On November 1, 2022, E-Home Pingtan entered into an investment agreement with Pingtan Comprehensive Experimental Area Investment Committee (the “Committee”) to develop the “Haixia Home Management College” project to promote home economics education in the PRC. On January 30, 2023, the Company transferred $60,000,000 to Pingtan Comprehensive Experimental Area Investment Committee as deposits to acquire the land use right for the project.

On June 30, 2026, the relevant parties agreed to suspend the project because the planned use of the originally designated land parcel had changed. The meeting minutes documented an in-principle arrangement to refund the Company’s investment in installments, with $6,000,000 scheduled to be refunded by September 30, 2026 and the remaining $54,000,000 by May 30, 2027. As of the date these financial statements were issued, the Company had received refunds totaling $5,000,000, leaving an outstanding balance of $55,000,000. Management expects to recover the outstanding balance by May 30, 2027. Accordingly, the Company reclassified the $60,000,000 balance as of June 30, 2026 to prepayments, deposits and other current assets.

The project remained suspended as of the date of this report. Management assessed the recoverability of the deposit as of June 30, 2026, taking into account the refund arrangement documented in the meeting minutes, refunds received through the date the financial statements were issued, and the status of the remaining refund procedures. Based on the assessment, management expects full recovery of the deposit, and no impairment loss was recognized for the year ended June 30, 2026. The Company continues to monitor the refund process and reassess recoverability as additional information becomes available.

**

On May 8, 2026, E-Home Pingtan entered into an agreement with an unaffiliated supplier to acquire assets and rights relating to a smart community property management project. The agreement covers smart access control equipment, property management software and related intellectual property, customer and project resources, property management contracts, and rights to related service income. The transaction does not involve the acquisition of equity interests in the supplier. The agreement also includes five-year noncompetition undertakings, effective upon completion of the transfer, covering competing smart community, property management SaaS and smart access control businesses in Fujian Province.

The aggregate contractual consideration is RMB 170,000,000, payable in three installments: an initial payment of RMB 35,000,000 within 45 days after execution of the agreement, RMB 55,000,000 by November 30, 2026, and RMB 80,000,000 by December 30, 2026. As of June 30, 2026, the Company had paid RMB 35,000,000, which was recorded as a prepayment for the acquisition.

As of the date these financial statements were issued, the acquisition remained in progress, and management currently expects completion by March 2027. Management assessed the recoverability of the prepayment as of June 30, 2026, considering the status of the transfer, the supplier’s ability to fulfill its contractual obligations, the enforceability of contractual protections and the expected economic benefits of the project. Based on the assessment, management concluded that the prepayment was recoverable, and no impairment loss was recognized for the year ended June 30, 2026. The Company continues to monitor completion of the acquisition and reassess recoverability as additional information becomes available.

***	Deposits paid for lease assets consisted of a performance security deposit of RMB 2,500,000 paid to the lessor under the lease agreement signed on December 22, 2017 for the property Villas (see Note 7). The deposit secures the Company’s performance of its obligations under the agreement and is refundable upon expiration of the lease on December 31, 2037, provided that the Company has not breached the agreement. During the lease term, the deposit cannot be applied against rent or other amounts payable under the agreement.

NOTE 9 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following is a summary of accounts payable and accrued expenses as of June 30, 2026 and 2025:

	2026	2025
Payable to suppliers	$4,232,041	$3,235,991
Salary and welfare payables	457,359	501,016
Accrued expenses and other current liabilities	693,044	1,570,612
Total	$5,382,444	$5,307,619

NOTE 10 – CONTRACT LIABILITIES

E-Home received advance from housekeeping services customers and recognized revenues when services are provided. Contract liabilities as of June 30, 2026 and 2025 consisted of advanced from customers from housekeeping services of $314,885 and $211,095, respectively, which will be recognized as housekeeping services revenue within 12 months.

Contract liabilities as of June 30, 2026 and 2025 consisted of the following:

	2026	2025
Beginning balance	$211,095	$172,995
Prepayments from customers	991,185	605,902
Revenue recognized	(900,529)	(566,995)
Exchange rate difference	13,134	(807)
Ending balance	$314,885	$211,095

For the years ended June 30, 2026 and 2025, the Company recognized $900,529 and $566,995 of revenue, which were included in the contract liabilities balances at the beginning of the periods, respectively.

NOTE 11 – OPERATING LEASE LIABILITIES

Operating lease liabilities as of June 30, 2026 and 2025 consisted of the following:

	2026	2025
Villas*	$1,428,684	$1,305,456
Base Station Tower**	84,350	105,393
Total operating lease liabilities	$1,513,034	$1,410,849

Analyzed for reporting purposes as:

	2026	2025
Long-term portion of operating lease liabilities	$1,426,864	$1,331,873
Current maturities of operating lease liabilities	86,170	78,976
Total	$1,513,034	$1,410,849

The operating lease liabilities is the net present value of the remaining lease payments as of June 30, 2026 and 2025.

The discount rates used for the Villas and Base Station Tower were 4.12% and 3.14%, respectively. The weighted average discount rate used for operating leases was 3.75%. The weighted average remaining lease terms for operating leases was 10.0 years. The incremental borrowing rate for the Company ranged from 3.7% to 4.8%.

The Company recorded no operating lease liability for the operating lease of Shou Hill Valley Area as of June 30, 2026 and 2025, respectively, since the Company prepaid the total lease expense of $2,319,791 (RMB 15,000,000) in December 2017. The Company recorded no operating lease liability for the operating lease of Farmland as of June 30, 2026 and 2025, since the Company paid the total lease expense of $2,321,945 (RMB 15,000,000) in October 2021.

For the years ended June 30, 2026, 2025 and 2024, total operating lease expense related to leases recognized under right-of-use assets and lease liabilities were $457,108, $446,633 and $448,319, respectively. For the years ended June 30, 2026, 2025 and 2024, the short-term operating lease expense for leases not recognized as right-of-use assets were $2,468,553, $5,984,507 and $8,505,383, respectively.

*	The lease agreement of Villas was entered into on December 22, 2017, bears interest at about 4.12% and will be matured on December 31, 2037. Lease payments for this agreement are to be made every five years. As of June 30, 2026, the Company has paid $1,387,482 (RMB 9,450,000) for the first and second installments to the lessor.

**	The lease agreement of Base Station Tower was entered into on November 25, 2019, bears interest at about 3.14% and will be matured on November 24, 2029. Lease payments for this agreement are to be made every year. As of June 30, 2026, the Company has paid $205,553 (RMB 1,400,000) to the lessor.

Maturity analysis of operating lease liabilities as of June 30, 2026 is as follows:

Operating lease payment	Villas	Base station tower	Total undiscounted cash flows
Discount rate at commencement	4.12%	3.14%
One year	$-	$29,365	$29,365
Two years	799,454	29,365	828,819
Three years	-	29,365	29,365
Four years	-	-	-
Five years	-	-	-
Over five years	879,399	-	879,399
Total undiscounted cash flows	$1,678,853	$88,095	$1,766,948
Total operating lease liabilities	1,428,684	84,350	1,513,034
Difference between undiscounted cash flows and discounted cash flows	250,169	3,745	253,914

Maturity analysis of operating lease liabilities as of June 30, 2025 is as follows:

Operating lease payment	Villas	Base station tower	Total undiscounted cash flows
Discount rate at commencement	4.12%	3.14%
One year	$-	$27,938	$27,938
Two years	-	27,938	27,938
Three years	760,624	27,938	788,562
Four years	-	27,938	27,938
Five years	-	-	-
Over five years	836,686	-	836,686
Total undiscounted cash flows	$1,597,310	$111,752	$1,709,062
Total operating lease liabilities	1,305,456	105,393	1,410,849
Difference between undiscounted cash flows and discounted cash flows	291,854	6,359	298,213

Note 12 - Warrants

On December 20, 2021 and May 13, 2022, the Company issued warrants to settle the commission of the agent in connection with the issuance of the convertible notes during the year ended June 30, 2022. The warrants entitle the holder to purchase 157,934 ordinary shares (0 shares retrospectively adjusted for effect of the Company’s common reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024, May 30, 2025 and March 30, 2026) at an exercise price equal to $2 per share ($250,000,000 per share retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024, May 30, 2025 and March 30, 2026) and 386,585 ordinary shares (0 shares retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024, May 30, 2025 and March 30, 2026) of the Company’s common stock at an exercise price equal to $0.49 per share ($61,250,000 per share retrospectively adjusted for effect of reverse stock splits on September 23, 2022, April 13, 2023, September 25, 2023, February 14, 2024, September 24, 2024, May 30, 2025 and March 30, 2026), respectively, at any time within a term of five year after issuance. The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock of the Company. In accordance with the accounting guidance, the outstanding warrants are recognized as additional paid in capital on the balance sheet and are measured at their inception date fair value.

As of June 30, 2026 and 2025, the Company had approximately 0 and 0 warrants outstanding, respectively, and there were zero warrants exercised or repurchased.

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

NOTE 13 – TAXES

The Company is registered in the Cayman Islands. The Company generated substantially all of its income/ (loss) from its PRC operations for the years ended June 30, 2026, 2025 and 2024.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

E-Home Hong Kong is not subject to tax on income or capital gain since there have no operations in Hong Kong for the years ended June 30, 2026, 2025 and 2024, respectively.

PRC

Income Tax

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The EIT Law became effective on January 1, 2008. 25% tax rates apply to all the PRC operation subsidiaries in the Company.

The provision for income tax for the years ended June 30, 2026, 2025 and 2024 consisted of the following:

	2026	2025	2024
Current income tax provision	$1,243,875	$-	$-
Deferred income tax provision	-	-	-
Total	$1,243,875	$-	$-

The following table sets forth reconciliation between the statutory EIT rate and the effective tax for the years ended June 30, 2026, 2025 and 2024, respectively:

	2026	2025	2024
Income (Loss) before income taxes	$2,201,652	$(5,634,218)	$(19,005,691)
Provision for income taxes at statutory tax rate in the PRC	550,413	(1,483,426)	(3,054,079)
Temporary difference not recognized as deferred tax assets	78,721	1,483,426	3,054,079
Write-off of prior-year income tax receivables	565,588	-	-
Effect of expense for which no income tax is deductible	49,153	-	-
Income tax expense	$1,243,875	$-	$-

The significant components of deferred tax assets and liabilities as of June 30, 2026 and 2025 were as follows:

	2026	2025
Deferred tax assets
Contract liabilities	$78,721	74,696
Total deferred tax assets	78,721	74,696
Allowance for deferred tax assets	(78,721)	(74,696)
Deferred tax assets, net	-	-

Deferred tax liabilities
Business combinations	$-	397,423
Total deferred tax liabilities	-	397,423

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

Revenue from educational consulting services is subject to a VAT tax rate of 6%.

Taxes payable

The Company’s taxes payable as of June 30, 2026 and 2025, consisted of the following:

	2026	2025
Income tax payable	$403,817	$-
Other tax payables	-	5,625
Total	$403,817	$5,625

NOTE 14 - EQUITY

Ordinary Shares

As of June 30, 2026, 2025, 2024 and 2023, the Company had 3,200,210 ordinary shares, 4,003,859 (160,154 retrospectively adjusted for effect of reverse stock splits on September 24, 2024, May 30, 2025 and March 30, 2026) ordinary shares, 20,443,634 (1,635 retrospectively adjusted for effect of reverse stock splits on September 24, 2024, May 30, 2025 and March 30, 2026) ordinary shares, and 27,248,959 (44 retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024, September 24, 2024, May 30, 2025 and March 30, 2026) ordinary shares issued and outstanding, respectively. Details of the movements in the Company’s ordinary shares during the three years ended June 30, 2026 are set forth below.

Securities purchase agreements

On July 21, 2023, the Company entered into a securities purchase agreement with certain purchasers, pursuant which the Company will sell to the purchasers in a registered direct offering, an aggregate of 107,317,074 ordinary shares (172 ordinary shares retrospectively adjusted for effect of reverse stock splits on September 25, 2023, February 14, 2024, September 24, 2024, May 30, 2025 and March 30, 2026) for aggregate gross proceeds of $12,000,000, before deducting offering expenses. On July 25, 2023, the Company closed the registered direct offering.

On January 11, 2024, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company agreed to sell to the purchasers in a private placement 20,000,000 ordinary shares (320 ordinary shares retrospectively adjusted for effect of reverse stock splits on February 14, 2024, September 24, 2024, May 30, 2025 and March 30, 2026) for an aggregate price of $13,600,000.

On March 21, 2024, the Company entered into a securities purchase agreement with certain purchasers. Pursuant to the purchase agreement, the Company will sell to the purchasers in a registered direct offering, an aggregate of 10,000,000 ordinary shares (800 ordinary shares retrospectively adjusted for effect of reverse stock splits on September 24, 2024, May 30, 2025 and March 30, 2026) for aggregate gross proceeds to the Company of $12,000,000, before deducting offering expenses.

On July 5, 2024, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company will sell to the purchasers in a registered direct offering, an aggregate of 65,000,000 ordinary shares (5,200 ordinary shares retrospectively adjusted for effect of reverse stock splits on September 24, 2024, May 30, 2025 and March 30, 2026), for aggregate gross proceeds to the Company of $65,000,000, before deducting offering expenses. The offering was closed in July 2024.

On March 10, 2025, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company agreed to sell to the purchasers in a private placement 75,000,000 ordinary shares (60,000 ordinary shares retrospectively adjusted for effect of reverse stock splits on May 30, 2025 and March 30, 2026), for an aggregate price of $15,000,000, before deducting offering expenses. The offering was closed in March 2025.

On March 20, 2025, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company will sell to the purchasers in a registered direct offering, an aggregate of 100,000,000 ordinary shares of the Company (80,000 ordinary shares retrospectively adjusted for effect of reverse stock splits on May 30, 2025 and March 30, 2026), for aggregate gross proceeds of $30,000,000, before deducting offering expenses. The offering was closed in March 2025.

On August 8, 2025, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company agreed to sell to the purchasers in a registered direct offering, an aggregate of 16,000,000 ordinary shares (640,000 ordinary shares retrospectively adjusted for effect of reverse stock split on March 30, 2026) for aggregate gross proceeds of $17,600,000, before deducting offering expenses. The offering was closed on August 12, 2025.

On November 7, 2025, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company agreed to sell to the purchasers in a registered direct offering, an aggregate of 30,000,000 ordinary shares (1,200,000 ordinary shares retrospectively adjusted for effect of reverse stock split on March 30, 2026) for aggregate gross proceeds of $21,000,000, before deducting offering expenses. The offering was closed on November 13, 2025.

On November 28, 2025, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company agreed to sell to the purchasers in a registered direct offering, an aggregate of 30,000,000 ordinary shares (1,200,000 ordinary shares retrospectively adjusted for effect of reverse stock split on March 30, 2026) for aggregate gross proceeds of $13,500,000, before deducting offering expenses. The offering was closed on December 3, 2025.

Share incentive plans

On January 9, 2024, the Compensation Committee of the Board of Directors of the Company granted a stock award of 340,000 ordinary shares (5 shares retrospectively adjusted for effect of reverse stock splits on February 14, 2024, September 24, 2024, May 30, 2025 and March 30, 2026) of the Company to Mr. Wenshan Xie, Chief Executive Officer of the Company, pursuant to the Company’s 2023 Share Incentive Plans. For the year ended June 30, 2024, the Company issued 340,000 ordinary shares (5 shares retrospectively adjusted for effect of reverse stock splits on February 14, 2024, September 24, 2024, May 30, 2025 and March 30, 2026) under the Share Incentive Plan.

On May 28, 2024, the Company registered an aggregate of 3,000,000 ordinary shares (173 shares retrospectively adjusted for effect of reverse stock splits on September 24, 2024, May 30, 2025 and March 30, 2026) to be issued pursuant to the Company’s 2024 Omnibus Equity Plan. For the year ended June 30, 2024, the Company issued 2,100,000 ordinary shares (173 shares retrospectively adjusted for effect of reverse stock splits on September 24, 2024, May 30, 2025 and March 30, 2026) under the equity plan.

On June 24, 2025, the Company registered an aggregate of 330,000 ordinary shares (13,200 shares retrospectively adjusted for effect of reverse stock split on March 30, 2026) to be issued pursuant to the Company’s 2025 Omnibus Equity Plan. For the year ended June 30, 2025, the Company issued 330,000 ordinary shares (13,200 shares retrospectively adjusted for effect of reverse stock split on March 30, 2026) to its directors under the equity plan.

Reverse stock splits

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

On January 23, 2026, the Company’s shareholders at an extraordinary general meeting approved a share consolidation at a ratio ranging from one-for-two to one-for-eighty, with the final ratio to be determined by the board of directors. The Company subsequently implemented a one-for-twenty-five share consolidation, effective at the opening of trading on March 30, 2026, increasing the par value of each ordinary share from US$0.05 to US$1.25. As a result of the one-for-twenty-five reverse stock split, every twenty-five pre-split ordinary shares outstanding were automatically combined and converted into one issued and outstanding ordinary share without any action on the part of the shareholders. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split, and any fractional entitlements were rounded up to the nearest whole ordinary share.

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

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $664,100 and $664,100 as of June 30, 2026 and 2025, respectively.

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in PRC. For the years ended June 30, 2026, 2025 and 2024, there were no Company dividend declared.

NOTE 15 – REVENUE

The Company disaggregated senior care services revenue into the sales of the E-watch and the care service. Sales of E-watches are recognized in revenue at a point in time while revenue from care service is recognized over a period of time.

Revenue	2026	2025 (reclassified)	2024 (reclassified)
Installation and maintenance	$38,251,497	$32,117,882	$29,773,730
Housekeeping	18,895,861	15,861,366	15,409,924
Senior care services	-	353,404	3,270,516
Sales of E-watch	-	-	754,940
Total	$57,147,358	$48,332,652	$49,209,110

NOTE 16 – SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the management for decision making. Management has identified three operating segments which are installation and maintenance, housekeeping and senior care services. The Company started generating revenue from senior care services segment in August 2019.

The results of educational consulting services, which was previously included since its acquisition from business combination during the year ended June 30, 2023, are now presented as part of discontinued operations following the disposal of Chuangying and its subsidiaries during the year ended June 30, 2026.

The results of sales of pharmaceutical products, which was previously included since its acquisition from business combination during the year ended June 30, 2023, are now presented as part of discontinued operations following the disposal of Zhongrun during the year ended June 30, 2025.

These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins. Segment profit is defined as net sales reduced by cost of revenue and other related operating expenses. The results of continuing operations are shown as follows for the years ended June 30, 2026, 2025 and 2024:

Revenue	2026	2025 (reclassified)	2024 (reclassified)
Installation and Maintenance	$38,251,497	$32,117,882	$29,773,730
Housekeeping	18,895,861	15,861,366	15,409,924
Senior care services	-	353,404	4,025,456
Total	$57,147,358	$48,332,652	$49,209,110

Cost of revenue	2026	2025 (reclassified)	2024 (reclassified)
Installation and Maintenance	$28,336,568	$23,796,369	$22,015,277
Housekeeping	15,583,329	13,685,042	13,194,887
Senior care services	-	142,851	2,188,798
Total	$43,919,897	$37,624,262	$37,398,962

Gross profit	2026	2025 (reclassified)	2024 (reclassified)
Installation and Maintenance	$9,914,929	$8,321,513	$7,758,453
Housekeeping	3,312,532	2,176,324	2,215,037
Senior care services	-	210,553	1,836,658
Total	$13,227,461	$10,708,390	$11,810,148

Sales and marketing expenses	2026	2025 (reclassified)	2024 (reclassified)
Installation and Maintenance	$-	$-	$-
Housekeeping	-	-	-
Senior care services	-	-	-
Unallocated	8,086,406	13,332,629	21,231,218
Total	$8,086,406	$13,332,629	$21,231,218

General and administrative expenses	2026	2025 (reclassified)	2024 (reclassified)
Installation and Maintenance	$-	$-	$-
Housekeeping	-	-	-
Senior care services	-	-	-
Unallocated	3,466,277	5,367,915	6,256,194
Total	$3,466,277	$5,367,915	$6,256,194

Current assets	2026	2025 (reclassified)
Installation and Maintenance	$-	$-
Housekeeping	-	-
Senior care services	-	-
Unallocated current assets	329,747,926	209,107,142
Total	$329,747,926	$209,107,142

Non-current assets	2026	2025 (reclassified)
Installation and Maintenance	$-	$-
Housekeeping	-	-
Senior care services	4,376,109	4,265,995
Unallocated non-current assets	9,189,928	64,690,237
Total	$13,566,037	$68,956,232

On account of the Company’s business model, assets, operating expense, profit or loss, liabilities and other material items could not be separated into each operating segment. As the Company’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

NOTE 17 – DISCONTINUED OPERATIONS

Chuangying

On June 1, 2026, the Company entered into an agreement with a third party to transfer its 100% equity interest in its subsidiary Chuangying for total consideration of RMB 1,800,000 (approximately $257,588). The transaction was completed on June 30, 2026, upon which Chuangying ceased to be a subsidiary of the Company and was deconsolidated from the Group’s consolidated financial statements. The Company recognized a gain on disposal of $664,697, which has been included in income (loss) from discontinued operations, net of tax, in the consolidated statements of operations and comprehensive income (loss) for the year ended June 30, 2026.

Because Chuangying represented a separate major line of business that was previously reported as an individual segment, the disposal met the criteria for presentation as a discontinued operation under ASC 205-20, Presentation of Financial Statements — Discontinued Operations. Accordingly, the results of operations of Chuangying have been reclassified from continuing operations to discontinued operations for all periods presented to conform to the current-year presentation.

The following table summarizes the results of discontinued operations for the years ended June 30, 2026, 2025 and 2024:

	2026	2025	2024
Revenues	$19,239	$1,070,304	$1,257,045
Cost of revenues	19,744	725,619	521,549
Gross profit	(505)	344,685	735,496
Operating expenses
Sales and marketing expenses	22,453	780	84,263
General and administrative expenses	30,189	620,577	784,017
Total operating expenses	52,642	621,357	868,280
Loss from operations	(53,147)	(276,672)	(132,784)
Other income, net
Interest income	36	115	236
Other income, net	474	429	15,503
Total other income, net	510	544	15,739
Loss before income taxes from discontinued operations	(52,637)	(276,128)	(117,045)
Income tax expense	-	-	(21,624)
Net loss from discontinued operations	$(52,637)	$(276,128)	$(138,669)

The cash flows of the disposed subsidiary, Chuangying, are presented separately as part of the discontinued operations. For the year ended June 30, 2026, the net cash flows attributable to Chuangying are classified in the consolidated statement of cash flows in accordance with the nature of the cash flows. Although the disposal was made for cash consideration, the cash had not been received by the Company as of the reporting date. Accordingly, no cash inflow from investing activities related to the disposal has been recognized in the consolidated statement of cash flows.

Zhongrun

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

Because Zhongrun represented a separate major line of business that was previously reported as an individual segment, the disposal met the criteria for presentation as a discontinued operation under ASC 205-20, Presentation of Financial Statements — Discontinued Operations. Accordingly, the results of operations of Zhongrun have been reclassified from continuing operations to discontinued operations for all periods presented to conform to the presentation for the year ended June 30, 2025.

The following table summarizes the results of discontinued operations for the years ended June 30, 2025 and 2024:

	2025	2024
Revenues	$8,376	$219,159
Cost of revenues	13,110	64,207
Gross profit	(4,734)	154,952
Operating expenses
Sales and marketing expenses	524	27,645
General and administrative expenses	34,578	402,959
Total operating expenses	35,102	430,604
Loss from operations	(39,836)	(275,652)
Other income (expenses), net
Interest expense	(11,467)	(47,120)
Other income (expenses), net	(7,273)	(920)
Total other income (expenses), net	(18,740)	(48,040)
Loss before income taxes from discontinued operations	(58,576)	(323,692)
Income tax expense	-	-
Net loss from discontinued operations	$(58,576)	$(323,692)

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

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Capital commitments

On May 8, 2026, E-Home Pingtan entered into an agreement with an unaffiliated supplier to acquire assets and rights relating to a smart community property management project for aggregate cash consideration of RMB 170,000,000. As of June 30, 2026, the Company had paid RMB 35,000,000 as a prepayment. The remaining contractual cash payments totaled RMB 135,000,000, consisting of RMB 55,000,000 payable by November 30, 2026 and RMB 80,000,000 payable by December 30, 2026. The agreement also provides for the supplier to retain a 10% interest in the property management system project, to be held by E-Home Pingtan on the supplier’s behalf. This interest relates solely to the project and does not extend to E-Home Pingtan’s other businesses. The agreement contemplates subsequent system development and project operating expenditures. The related budget is for reference only, and actual expenditures are determined by the Company. The acquisition remained in progress as of the date these financial statements were issued.

On October 20, 2025, E-Home Pingtan entered into a construction contract for the renovation of premises in Fuzhou PRC, for total consideration of RMB 4,980,000. The contract provides for a construction period of 500 days commencing on November 1, 2025. As of June 30, 2026, the Company had paid the first two installments totaling RMB 3,486,000, representing 70% of the contract price. The remaining contractual payments totaled RMB 1,494,000, comprising RMB 1,245,000, representing 25% of the contract price, payable upon completion of the carpentry and masonry work, and RMB 249,000, representing the remaining 5%, payable upon completion of painting and before the plumbing and electrical installation stage. The timing of these remaining payments depends on the achievement of the respective contractual construction milestones.

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

As of June 30, 2026 and 2025, and through the issuance date of these consolidated financial statements, the Company had no pending legal proceedings other than the above mentioned.

NOTE 19 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchase.

The Company’s sales are made to customers that are located primarily in China. For the years ended June 30, 2026, 2025 and 2024, no individual customer or supplier accounted for more than 10% of the Company’s total revenues or purchase. As of June 30, 2026, receivable balances from three customers accounted for 42.0%, 26.2% and 20.9% of the total outstanding accounts receivable balance, respectively. As of June 30, 2025, receivable balances from three customers accounted for 20.1%, 19.1% and 16.3% of the total outstanding accounts receivable balance, respectively. As of June 30, 2026 and 2025, no individual supplier accounted for more than 10% of the total outstanding accounts payable balance.

NOTE 20 – RELATED PARTY BALANCES AND TRANSACTIONS

Due from related parties

As of June 30, 2026, the Company had receivable balances of $2,248,910 and $2,219,971 from Fuzhou Jiajiale Household Services Co., Ltd. and Putian Youyou Housekeeping Co., Ltd., which included temporary loans and accrued interests. These loans are unsecured and repayable on demand, bearing interest at 3% per annum. For the year ended June 30, 2026, the Company transferred $2,146,568 and $2,146,568 to the two related party entities for temporary lending.

As of June 30, 2026 and 2025, the Company had receivable balances of Nil and $150,876 from Mr. Jianying Lin, one of the major shareholders of the Company’s subsidiary Chuangying. For the year ended June 30, 2026, the Company collected $154,562 from Mr. Lin. For the year ended June 30, 2025, the Company transferred $224,839 to Mr. Lin for temporary lending and collected $73,963 from Mr. Lin. These temporary loans are non-interest-bearing, unsecured and repayable on demand.

For the year ended June 30, 2024, the Company collected $4,295,120 from E-Home Group Limited, a company controlled by Mr. Wenshan Xie, one of the major shareholders and Chief Executive Officer of the Company. The collection represented repayment of temporary loans the Company transferred to E-Home Group Limited of $4,295,120 during the year ended June 30, 2023. These loans were non-interest-bearing, unsecured and repayable on demand.

Due to related parties

As of June 30, 2026 and 2025, the Company had payable balances of $2,346,329 and $2,409,951 to Mr. Wenshan Xie, one of the major shareholders and Chief Executive Officer of the Company, for temporary working capital needs, respectively. For the years ended June 30, 2026, 2025 and 2024, Mr. Xie made payments of $333,891, $720,835 and $1,509,350 for temporary working capital needs of the Company, respectively. For the years ended June 30, 2026, 2025 and 2024, the Company repaid $408,873, $128,186 and $141,055 to Mr. Xie, respectively.

As of June 30, 2026 and 2025, the Company had payable balances of $93,090 and $90,000 to Ms. Zhaodi Zeng, the wife of Mr. Wenshan Xie, respectively. For the years ended June 30, 2026, 2025 and 2024, Ms. Zeng made payments of $3,012, Nil and $90,000 for temporary working capital needs of the Company, respectively.

As of June 30, 2026, the Company had payable balances of $25,113, $16,276 and $3,524 to Mr. Guihui Lin, Putian Youyou Housekeeping Co., Ltd. and Ms. Chunming Xie, respectively. For the year ended June 30, 2026, Mr. Guihui Lin, Putian Youyou Housekeeping Co., Ltd. and Ms. Chunming Xie made payments of $24,477, $15,864 and $3,435 for temporary working capital needs of the Company, respectively.

All amounts due to related parties are non-interest-bearing, unsecured and repayable on demand.

Shares issued to directors

On January 9, 2024, the Company granted 340,000 ordinary shares (5 shares retrospectively adjusted for effect of reverse stock splits on February 14, 2024, September 24, 2024, May 30, 2025 and March 30, 2026) to Mr. Xie as compensation under its share incentive plan at a fair value of $213,520.

NOTE 21 – SUBSEQUENT EVENTS

On September 29, 2026, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company agreed to sell to the purchasers in a registered direct offering, an aggregate of 71,800,000 ordinary shares of the Company at a price of $0.60 per share, for aggregate gross proceeds of $ $43,080,000, payable in an aggregate amount of $1,000,000 USD and 2,104,000 cryptographic asset commonly known as “MFT” at $20 per MFT. The offering was closed on October 9, 2026.

In accordance with ASC 855-10, the Company evaluated all events and transactions that occurred after June 30, 2026 up through the date the Company issued these financial statements on November 6, 2026 and concluded that no other material subsequent events except for the disclosed above.